Form 20-F
period 2022-12-31
Brenmiller Energy Ltd.
filed 2023-03-22
CIK 1901215

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANTTO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-41402

BRENMILLER ENERGY LTD.
(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel

(Jurisdiction of incorporation or organization)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

Tel: +972-77-693-5140

(Address of principal executive offices)

Avraham Brenmiller

Chief Executive Officer

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

Tel: +972-77-693-5140

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.02 per share	BNRG	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

15,223,983 ordinary shares as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☐    No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐    No ☒

i

Brenmiller Energy Ltd.

INTRODUCTION

We are a technology company that develops, produces, markets and sells thermal energy storage, or TES, systems based on our proprietary and patented bGen™ technology. The use of our technology enables better renewable integration, increases energy efficiency and reduces carbon emissions by allowing constant and reliable energy while stabilizing the intermittent nature of renewable sources.

We believe that climate change is the greatest challenge of our times. A major contributor to climate change is carbon emissions being emitted to the atmosphere. To combat this, countries and organizations have set and are continuing to set targets for themselves and various industries to reduce their carbon emissions. In order to meet such carbon emission targets, we believe it is necessary to ban the use of fossil fuels and, instead, rely on renewable energy sources and systems that result in carbon capture, energy storage, efficient energy recovery, and the reuse of wasted heat. Our bGen™ TES system stores energy can recover wasted heat from available energy resources to provide one consistent energy output. By doing so, the bGen™ TES system can precisely match energy supplies with the demand and bridges the gap between renewable energy and conventional power sources. Accordingly, we believe TES systems such as our bGen™ system have become essential to the renewable energy market to ensure the reliability and stability of energy supplies.

We have developed our bGen™ technology over the last ten years and have tested it across three generations of demonstration units at various sites globally. Our bGen™ technology uses crushed rocks to store heat at temperatures of up to 1400 degrees Fahrenheit and is comprised of three key elements inside one unit: thermal storage, heat exchangers, and a steam generator. The use of crushed rock as a means of storage results in no hazardous challenges to the environment and enhances system durability so that even after tens of thousands of charge and discharge cycles, the storage material does not need to be replaced because the storage material does not suffer from degradation in performance. Additionally, the bGen™ technology can be charged with multiple heat sources, such as residual heat, biomass, and renewables, as well as from electrical sources using embedded electric heathers within the TES system. The TES system dispatches thermal energy on demand in the form of steam, which can be saturated for industrial use, or in the form of a superheated steam, which can be used to activate steam turbines.

We are an Israeli corporation based in Rosh Haayin, Israel, and were incorporated in Israel in 2012. In August 2017, we became a public company in Israel and our ordinary shares were listed for trade on the Tel Aviv Stock Exchange, or TASE. Our Ordinary Shares began trading on the Nasdaq Capital Market, or Nasdaq, on May 25, 2022. Our principal executive offices are located at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel. Our telephone number in Israel is +972-77-693-5140. Our website address is https://bren-energy.com/. The information contained on, or that can be accessed through, our website is not part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely as an inactive textual reference.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” “intends” or “continue,” or the negative of these terms or other comparable terminology.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs, and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain or protect the validity of our European, U.S., and other patents and other intellectual property;

●	our ability to retain key executive members;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to expose and educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passages of future laws;

●	the impact of an epidemic of pandemic and resulting government actions on us, our manufacturers, suppliers, and facilities; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

Readers are urged to carefully review and consider the various disclosures made throughout this annual report on Form 20-F which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this annual report on Form 20-F are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, the section of this annual report on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry sources and other sources that we have not independently verified.

Unless otherwise indicated, all references to “we,” “us,” “our,” the “Company” and “Brenmiller” refer to Brenmiller Energy Ltd. and its wholly owned subsidiaries, Brenmiller Energy (Rotem) Ltd., a company incorporated under the laws of the State of Israel, Brenmiller Energy Inc., a company incorporated under the laws of Delaware, United States and Brenmiller Energy NL B.V., a company incorporated under the laws of the Netherlands.

Our reporting currency is the U.S. dollar and our functional currency is the New Israeli Shekel. Unless otherwise expressly stated or the context otherwise requires, references in this annual report to “NIS” are to New Israeli Shekels, to “dollars”, “USD” or “$” are to U.S. dollars, and to “EUR” or “€” are to the Euro. This annual report contains translations of NIS amounts into U.S. dollars. Unless otherwise noted, all translations from NIS to U.S. dollars in this annual report were made at a rate of NIS 3.519 per $1.00 per U.S. dollar, the exchange rate as of December 30, 2022 published by the Bank of Israel. The aforementioned exchange rate is provided solely for your convenience and may differ from the actual rates used in the preparation of the consolidated financial statements included in this annual report and other financial data appearing in this annual report

This report contains trademarks, trade names and service marks, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this report may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

We report our financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Summary Risk Factors

The risk factors described below are a summary of the principal risk factors associated with an investment in us. These are not the only risks we face. You should carefully consider these risk factors, together with the section entitled “Risk Factors” set forth in Item 3.D of this annual report on Form 20-F, and the other reports and documents filed by us with the U.S. Securities and Exchange Commission, or the SEC.

Risks Related to Our Business and Industry

●	We are highly dependent on the successful development, marketing and sale of our proprietary technology;

●	we are highly dependent on our key employees;

●	we may face business disruption and related risks resulting from the outbreak of the COVID-19 pandemic, which could have a material adverse effect on our business and results of operations;

●	our field of business is generally new and we may not be aware of all of the risks that our company will face;

●	our future growth depends on pivoting our business from our previous products and services to our TES system with our bGen™ technology. This change in our products and services also makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful;

●	we are exposed to risk relating to volatility in the commodity price of fossil fuels, which could have a material adverse impact on prices of alternative energies and related products. It is possible that revenues received from the sale of alternative energy and related products may be insufficient to cover our costs and we may never be profitable;

v

●	alternative energies are becoming increasingly important in the United States and world economy, causing increasing investment devoted to improvements and development of new alternatives and technologies;

●	we may be subject to unexpected maintenance warranty expenses or service claims that could reduce our profits;

●	we are dependent upon third-party manufacturers and suppliers making us vulnerable to supply shortages and problems, increased costs and quality or compliance issues, any of which could harm our business;

●	we are dependent upon third-party service providers to provide a high quality of service, which if not met, may impact the utility of our products, our business, operating results and reputation;

●	we are dependent on the use of certain raw materials and changes in the price or availability of such raw materials may impact our ability to efficiently produce our products;

●	we need to obtain and uphold permits, certifications and authorization in various jurisdictions;

●	the field of energy storage integration is relatively new and still developing, and the regulation of the field is also changing and developing;

Risks Related to Our Financial Condition and Capital Requirements

●

Our management has concluded and the report of our independent registered public accounting firm contains an explanatory paragraph that indicates that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all;

●	we have not generated significant revenue from the sale of our current products, expect to incur operating losses in the future and may never be profitable;

●	we expect to be exposed to fluctuations in the rate of energy tariffs, interest rates, and currency exchange rates, which could adversely affect our results of operations;

●	we may enter into agreements to operate projects at a financial loss in order to penetrate certain markets;

●	we expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all, which may require us to curtail, delay or adjust our commercialization and product development efforts, expansion to new markets, or other activities; and

●	our revenues and efforts to become profitable may be impacted by our need to pay royalties on government grants and other agreements, which may also include terms subjecting us to penalties if we are in default of material terms.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our products and services, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us;

●	intellectual property rights of third parties could adversely affect our ability to commercialize our products and services, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms; and

●	we may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Risks Related our Ordinary Shares

●	The market price of our Ordinary Shares may be highly volatile and fluctuate substantially, which could result in substantial loses for purchasers of our Ordinary Shares;

●	future sales of our Ordinary Shares could reduce the market price of our Ordinary Shares;

●	our principal shareholders, officers and directors currently beneficially own approximately 36.9% of our Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval;

●	the market price of our Ordinary Shares may be highly volatile, and you could lose all or part of your investment;

●	we may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Ordinary Shares if we are or were to become a PFIC; and

●	our securities are traded on more than one market or exchange and this may result in price variations.

Risks Related to our Incorporation and Our Operations in Israel

●	Potential political, economic and military instability in Israel, where our headquarters, members of management, production facilities and employees are located, may adversely affect our results of operations;

●	we received grants from the IIA and from the Israeli Ministry of Energy that may require us to pay royalties and restrict our ability to transfer technologies or know-how outside of Israel;

●	it may be difficult to enforce a judgment of a U.S. court against us and our executive officers and directors and the Israeli experts named in this annual report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our executive officers and directors and these experts;

●	your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies; and

●	we may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Our business faces significant risks. You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer, and the price of our Ordinary Shares could decline. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Cautionary Note Regarding Forward-Looking Statements” above.

Risks Related to Our Business and Industry

We are highly dependent on the successful development, marketing and sale of our proprietary technology.

Our proprietary technology is the basis of our business. As a result, the success of our business plan is highly dependent on our ability to remain competitive by selling our TES systems to customers in our two main focus areas, the industrial heat sector and utility thermal power plants. To the best of our knowledge, our technology and know-how are proprietary. However, there is no certainty that potential customers will prefer our technology over that of other companies currently existing or that will exist in the future. Additionally, some of our competitors may have more capital resources and access to liquidity than we do and are able to make more investments in research and development than us. If any new or existing competitor develops a product that is perceived as more efficient than, lower in cost than, or generally preferable to our current or future products, our financial results may be negatively impacted.

Furthermore, we are at an important stage of our operations and we are currently demonstrating our technology to the market through the use of development projects and operating pilots on the premises of a number of our significant customers in Israel and abroad. If we do not succeed in showcasing our technology to the marketplace, this may have a material adverse effect on our operations and sales.

We are highly dependent on our key employees.

Our future growth and success depend to a large extent on the continued services of members of our current management including, in particular, Mr. Avraham Brenmiller, who serves as our Chief Executive Officer and the Chairman of our board of directors. Any of our employees and consultants may leave the Company at any time, subject to certain notice periods. The loss of the services of any of our executive officers or any key employees or consultants may adversely affect our ability to execute our business plan and harm our operating results. Our operational success will substantially depend on the continued employment of senior executives, technical staff, and other key personnel. The loss of key personnel may have an adverse effect on our operations and financial performance.

We may face business disruption and related risks resulting from the COVID-19 pandemic, which could have a material adverse effect on our business and results of operations.

While the final implications of the COVID-19 pandemic are difficult to estimate at this stage, it is clear that it has affected the lives of a large portion of the global population. We cannot predict the future impacts the COVID-19 pandemic, including the emergence of new strains such as the Omicron or Delta variant, may have on our business, results of operations and financial condition. In addition, while certain COVID-19 mitigation actions that were implemented during the pandemic have since been relaxed, no assurance can be made that such actions, or other measures, will not be reimposed in the future. Although to date these restrictions have not materially impacted our operations, the effect on our business, from the spread of COVID-19 and the COVID-19 mitigation actions implemented by the governments of the State of Israel, the United States and other countries, may worsen over time.

We will continue to monitor the impact of COVID-19 us and we may take further actions that alter our business operations as may be required by federal, state, local authorities and any other relevant jurisdiction, or that we determine are in the best interests of our company and employees.

Our field of business is generally new and we may not be aware of all of the risks that we will face.

The field of TES is comprised of technologies that are still in their early stages with limited implementations and track record. While we attempt to anticipate the risks we and holders of our Ordinary Shares may face resulting from our operations, there may be certain risks specific to our sector to which we have yet to be exposed or made aware. Further, there may be certain risks that will develop depending on the manner in which the field develops. For example, because TES is comprised of new technologies, the terms of commercial engagement with our customers require finding solutions to finance the working capital and collateral required for the establishment of a particular project. Unless we find the required financing, we may have difficulty entering into new commercial contracts. Accordingly, holders of our Ordinary Shares may be unable to anticipate all of the risks that are associated with the Company.

 Our future growth depends on pivoting our business from our previous products and services to our TES system with our bGen™ technology and changing the feedstock for our bGen™ technology. This change in our products and services also makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful.

Our business focus has shifted from operating concentrated solar thermal plants set to supply electricity to the sale of TES, based on our patented bGen™ technology. Our success as a company and ability to generate revenues in the future is dependent on the success of our pilot projects, the satisfaction of our customers, our ability to adopt the application of our bGen™ technology to use different types of feedstock, and our ability to commercialize our technology. In addition, attracting new customers to our bGen™ technology may involve evaluation processes during the pilot stage that prospective clients may not be willing to engage in before experiencing satisfying results with our products and services, while we will continue to accrue research, development and engineering expenses. If we are not successful in our pilot projects using our bGen™ technology, we may not be able to expand our business, reach our targeted industrial facilities market and power plants market or achieve commercialization of our bGen™ technology, which could cause a material adverse effect to our business, financial condition, results of operations and prospects.

We are exposed to risk relating to volatility in the commodity price of fossil fuels, which could have a material adverse impact on prices of alternative energies and related products. It is possible that revenues received from the sale of alternative energy and related products may be insufficient to cover our costs and we may never be profitable.

We expect to generate a portion of our revenues from the sale of products related to the production and use of alternative energy as a commodity. Some of the significant incentives for consumers to use our intended products and services are the rising cost and scarcity of fossil fuels such as oil, natural gas and coal. As a result, we will be exposed to the fluctuating commodity prices applicable to fossil fuels. Historically, fossil fuel prices have been volatile and we expect such volatility to continue. Furthermore, future supply of and demand for fossil fuels are unpredictable. There are many entities in the fossil fuels commodities markets, such large energy companies, cartels, and governments, that are of far greater size and influence than us and which can often cause significant movement in the short- and long-term supply and prices of fossil fuels. Fluctuations in the commodity price of fossil fuels may have a materially adverse impact on our profitability. We have to factor these fluctuations into our business plan in order to mitigate the associated commodity price risk. There is a risk that we may expend large sums of money to generate alternative energy products and yet a market never properly develops for them and thus we never become profitable due to the market volatility of fossil fuels.

Alternative energies are becoming increasingly important in the United States and world economy, causing increasing investment devoted to improvements and development of new alternatives and technologies.

As a result of increasing interest and investment in the development of alternative energy sources, it is expected that there will be significant developments during the next decade. The development and implementation of new technologies may cause a reduction in the costs or use of certain alternative energies or result in better alternatives. It cannot be predicted when new technologies may become available, the rate of acceptance of new technologies by competitors and customers, or the costs associated with such new technologies. In addition, advances in the development of alternatives energies could significantly reduce demand for or eliminate the need for certain other technologies. Any advances in technology may require significant capital expenditures to remain competitive. In addition, they may have an impact on the efficacy of our operations and future results of operations and financial condition.

We may be subject to unexpected maintenance warranty expenses or service claims that could reduce our profits.

We generally provide our customers with a maintenance warranty period of two years in connection with the sale of our TES units. This warranty covers defects in material and workmanship. As a result, we may bear the risk of warranty claims after we have completed the installation of a TES unit. Upon completion of installation of a TES unit, we intend to record an estimated liability for potential warranty or service claims. Our failure to predict accurately future warranty claims, including if claims are in excess of our recorded lability, could adversely affect our financial results.

We are dependent upon third-party manufacturers and suppliers making us vulnerable to supply shortages and problems, increased costs and quality or compliance issues, any of which could harm our business.

We rely on third parties to manufacture and supply us with proprietary custom subcomponents. We rely on a limited number of suppliers who provide us with materials and components as well as manufacture and assemble certain components of our products. Accordingly, in the event equipment must be repaired or replaced, our operations may be interrupted, and, in turn, our financial results may be negatively impacted. Further, we may encounter expenses in the event that the equipment requires a repair.

Additionally, our suppliers may encounter problems themselves during manufacturing for a variety of reasons, including, for example, failure to follow specific protocols and procedures, failure to comply with applicable legal and regulatory requirements, equipment malfunction and environmental factors, failure to properly conduct their own business affairs and infringement of third-party intellectual property rights, any of which could delay or impede their ability to meet our requirements. Our reliance on these third-party suppliers also subjects us to other risks that could harm our business, including:

●	we may not be able to obtain an adequate supply in a timely manner or on commercially reasonable terms;

●	our suppliers, especially new suppliers, may make errors in manufacturing that could negatively affect the efficacy or safety of our products or cause delays in shipment;

●	we may have difficulty locating and qualifying alternative suppliers;

●	switching components or suppliers may require product redesign, which could significantly impede or delay our commercial activities;

●	the occurrence of a fire, natural disaster or other catastrophe impacting one or more of our suppliers may affect their ability to deliver products to us in a timely manner; and

●	our suppliers may encounter financial or other business hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

We may not be able to quickly establish additional or alternative suppliers, if necessary, in part because we may need to undertake additional activities to establish such suppliers. Any interruption or delay in obtaining products from our third-party suppliers, or our inability to obtain products from qualified alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to switch to competing products.

We are dependent upon third-party service providers. If such third-party service providers fail to maintain a high quality of service, the utility of our products could be impaired, which could adversely affect the penetration of our products, our business, operating results and reputation.

The success of certain services and products that we provide are dependent upon third-party service providers. Such service providers include engineering, procurement, and construction companies which are responsible for preparing the infrastructure for installing our prototype systems and the maintenance and operation service companies at the next stages after commissioning of our sites. As we expand our commercial activities, an increased burden will be placed upon the quality of such third-party providers. If third-party providers fail to maintain a high quality of service, our products, business, reputation and operating results could be adversely affected. In addition, poor quality of service by third-party service providers could result in liability claims and litigation against us for damages or injuries.

In particular, we are dependent upon industrial production floors and operation managers of utility plants, or other similar service provides, on which we operate to consistently operate the site and ensure the proper utilization of our energy storage output.

We are dependent on the use of certain raw materials and changes in the price or availability of such raw materials may impact our ability to efficiently produce our products.

We use certain raw materials in the production of our energy storage elements, including metal sheet rolls, processed metal parts, piping accessories, construction and support metal parts, and stainless-steel pipes. We use purchased parts for assemblies, such as pumps, heat exchangers, insulation units, control items such as control electronics and controlled valves, heating elements, and fasteners such as screws and rivets. Although we are not dependent on any one supplier of any of the above materials or items, we are dependent on their general availability and market prices.

The availability and market price of any of the above materials or items are affected by a number of external factors that are outside of our control such as product and raw material demand, commodity market fluctuations, currency fluctuations, trade tariffs, pandemics (such as the COVID-19 pandemic), transportation costs, energy prices, work stoppages or changes in the labor market and government regulation. Commodity prices have become, and may continue to be, more volatile as a result of the COVID-19 pandemic. In addition, inflationary pressures have resulted in increases in the cost of certain of the components, parts, raw materials, and other supplies necessary for the production of our products, and such increases may continue to impact us in the future.

Our inability to obtain sufficient quantities of components, parts, raw materials, and other supplies from sources necessary for the production of our products could result in reduced or delayed sales or lost orders. Our suppliers also may encounter difficulties or increased costs in obtaining the materials necessary to produce the components and parts that we use in our products. The time lost in seeking and acquiring new sources of supply or our inability to locate alternative sources of supply of comparable quality at an acceptable price, or at all, could negatively impact our sales and results of operations.

We need to obtain and uphold permits, certifications, and authorization in various jurisdictions.

Our products are intended to be sold globally. This means that we will operate in different jurisdictions, some of which have requirements for regulatory permits, certifications, authorizations, or requirements from government authorities or other administrative bodies. In addition, these may have different local standards or specific divergences, which is normal in the energy industry. We intend to apply for and obtain all relevant permits and authorization that are required in accordance with agreements or to carry out our operations. This includes our intention to operate within, and obtain approvals for, the requirements of the International Organization for Standardization, or ISO, that are relevant to our field (such as ISO14001, ISO9000 and ISO18001).

We also need to obtain special certifications for marketing and sales in some of the countries in which we intend to operate. This means that marketing and sales in different jurisdictions are and will remain dependent on us receiving relevant permits, certifications and authorizations, or that registration may be required at state or administrative bodies in countries where this is required. Further, there is a risk that legislation or other public or private regulations or standards may change, which could result in us losing a permit that it has already been granted, or no longer meeting the requirements of the relevant authorities or administrative bodies. We may need to make extensive adaptations to our operations and products in order to address changes in requirements and standards, which may result in higher costs and lower margins.

Furthermore, in certain circumstances, we are dependent on our customers to obtain and maintain environmental permits, and permits to import and install our products in each local market. If we were to lose relevant permits, certifications, and authorizations, or if our customers were to lose any of their permits, this could have a significant negative impact on our operations, financial position and earnings.

The field of energy storage integration is relatively new and still developing, and the regulation of the field is also changing and developing.

Our field is developing and, accordingly, so is its regulatory scheme. It is likely that the regulatory schemes in which we operate will continue to change and develop, which may affect our operations. As of the date of this annual report, we have not yet received all necessary approvals to operate our energy storage systems. There is no certainty that we will receive such approvals on our projected timeline or at all or if we are approved, that the outcome will be favorable to us. Further, if our permits are approved, the approval may be conditioned based on certain terms, which may cause a delay in our timelines and increase process costs. Additional conditions like geopolitical challenges may make our projects unfeasible or significantly undesirable for us.

We may be subject to litigation for a variety of claims, which could adversely affect our results of operations, harm our reputation, or otherwise negatively impact our business.

We may be subject to litigation for a variety of claims arising from our normal business activities. These may include claims, suits, and proceedings involving labor and employment, wage and hour, commercial and other matters. The outcome of any litigation, regardless of its merits, is inherently uncertain. Any claims and lawsuits, and the disposition of such claims and lawsuits, could be time-consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. Any adverse determination related to litigation could adversely affect our results of operations, harm our reputation or otherwise negatively impact our business. In addition, depending on the nature and timing of any such dispute, a resolution of a legal matter could materially affect our future operating results, our cash flows and our ability to raise capital.

Our management team has limited experience managing a U.S. reporting company.

Prior to our Nasdaq listing on May 25, 2022, none of our management team had experience managing a publicly traded company in the United States, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. Although we are also a public company in Israel, our management team may not successfully or efficiently manage our transition to being a public company in the United States that is subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, results of operations and prospects.

Our business may be impacted by changes in general economic conditions.

Our business is subject to risks arising from changes in domestic and global economic conditions, including adverse economic conditions in markets in which we operate, which may harm our business. For example, recent concerns regarding inflation and the state of the economy have caused significant volatility and uncertainty in U.S. and international markets. If our future customers significantly reduce spending in areas in which our technology and products are utilized, or prioritize other expenditures over our technology and products, our business, financial condition, results of operations and prospects would be materially adversely affected.

Disruption to the global economy could also result in a number of follow-on effects on our business, including a possible slow-down resulting from lower customer expenditures; inability of customers to pay for products, solutions or services on time, if at all; more restrictive export regulations which could limit our potential customer base; negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and secure other sources of funding in the future on terms favorable to us.

In addition, the occurrence of catastrophic events, such as hurricanes, storms, earthquakes, tsunamis, floods, medical epidemics and other catastrophes that adversely affect the business climate in any of our markets could have a material adverse effect on our business, financial condition and results of operations. Some of our operations can be located in areas that have been in the past, and may be in the future, susceptible to such occurrences.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

Our business and operations might be adversely affected by security breaches, including any cybersecurity incidents.

We depend on the efficient and uninterrupted operation of our computer and communications systems, and those of our consultants, contractors and vendors, which we use for, among other things, sensitive company data, including our intellectual property, financial data and other proprietary business information.

While certain of our operations have business continuity and disaster recovery plans and other security measures intended to prevent and minimize the impact of IT-related interruptions, our IT infrastructure and the IT infrastructure of our consultants, contractors and vendors are vulnerable to damage from cyberattacks, computer viruses, unauthorized access, electrical failures and natural disasters or other catastrophic events. We could experience failures in our information systems and computer servers, which could result in an interruption of our normal business operations and require a substantial expenditure of financial and administrative resources to remedy. System failures, accidents, or security breaches can cause interruptions in our operations and can result in a material disruption of our targeted phage therapies, product candidates, and other business operations. The loss of data could result in delays in our research, development, or regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur regulatory investigations and redresses, penalties and liabilities and the development of our product candidates could be delayed or otherwise adversely affected. Because there are many different security breach techniques and such techniques continue to evolve, we may be unable to anticipate attempted security breaches, react in a timely manner or implement adequate preventative measures. If a breach of security or other data security incident occurs or is perceived to have occurred, the perception of the effectiveness of our security measures and reputation could be harmed and we could lose current and potential customers.

Even though we believe we carry commercially reasonable business interruption and liability insurance, we might suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies or for which we do not have coverage. For example, we are not insured against terrorist attacks or cyberattacks. Any natural disaster or catastrophic event could have a significant negative impact on our operations and financial results. Moreover, any such event could delay the development of our products under development.

Our business and operations would suffer in the event of computer system failures, cyber-attacks or a deficiency in our cybersecurity.

Despite the implementation of security measures intended to secure our data against impermissible access and to preserve the integrity and confidentiality of our data, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our new products development programs. For example, the loss of data from our projects could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. We may not be able to remedy any problems caused by hackers or other similar actors in a timely manner, or at all. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until after they are launched against a target, we and our service providers may be unable to anticipate these techniques or to implement adequate preventative measures. To the extent that any disruption or security breach was to result in a loss of or damage to our project data, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, including under data privacy laws such as the GDPR, damage to our reputation, and the finalization of our products under development could be delayed.

Risks Related to Our Financial Condition and Capital Requirements

Our management has concluded and the report of our independent registered public accounting firm contains an explanatory paragraph that indicates that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

We have not yet generated significant revenues from our operations, we had an accumulated deficit as of December 31, 2022 and we also have a history of net losses and negative operating cash flows. In 2022, we began commercializing our products and services and are in the process of assembling a new production facility in Dimona, Israel to facilitate a shift in operations from the development stage to commercial operations. However, we expect to continue incurring losses and negative cash flows from operations until we reach profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, our management and auditors have concluded that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to commercialize our products and services and raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

We expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or adjust our commercialization and product development efforts, expansion to new markets, or other activities.

Our primary activity is the provision of energy as a service and the commercial sale of our storage systems. We anticipate that we will need to rely on external sources of financing, such as credit, for our working capital. As of December 31, 2022, our cash and cash equivalents were $6,508 thousand. We expect that we will require substantial additional capital to continue our research and development activity and to proceed with pilot projects that partly will have to be financed by us in order to penetrate relevant markets or secure certain clients and commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us. Our future funding requirements will depend on many factors, including but not limited to:

●	the costs to produce our energy storage facilities, including expenses related to research, development and engineering to develop our energy storage facilities;

●	the costs to build our factory in Israel and transform the functionality of the facility from reliance on manual-labor to reliance on mechanized labor;

●	the increase in the cost of financing as a result of reasons not necessarily related to our Company, which may affect the profitability of our projects;

●	increasing our marketing efforts to increase the commercialization of our storage systems; and

●	the level of revenues received from commercial sales of our products.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products. We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. In addition, our ability to raise capital could be affected by various factors, including prevailing market and economic conditions. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of our securities and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of the Ordinary Shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights, and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or products or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results, and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue our research or development efforts or the development or commercialization of our existing products or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition, and results of operations.

We have not generated significant revenue from the sale of our current products, expect to incur operating losses in the future and may never be profitable.

We have not yet commercialized any of our products and have not generated significant revenues since the date of our inception. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our products. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

●	our dependency on the successful development, marketing and sale of our proprietary technology, including our TES systems, to our target customers;

●	the loss of the services of any of our executive officers or any key employees or consultants may adversely affect our ability to execute our business plan and harm our operating results;

●	our dependency upon third-party manufacturers and suppliers making us vulnerable to supply shortages and problems, increased costs and quality or compliance issues, any of which could harm our business;

●	our dependency on the use of certain raw materials and changes in the price or availability of such raw materials may impact our ability to efficiently produce our products;

●	the field of energy storage integration is relatively new and still developing, and the regulation of the field is also changing and developing;

●	general economic weakness, including inflation, or industry and market conditions;

●	addressing any competing technological and market developments;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

●	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

●	attracting, hiring and retaining qualified personnel.

We expect our operating expenses to increase in the future as we expand our operations. If our revenue does not grow at a greater rate than our expenses, we will not be able to achieve and maintain profitability. We may incur significant losses in the future for many reasons, including without limitation the other risks and uncertainties described in this annual report. Additionally, we may encounter unforeseen expenses, operating delays, or other unknown factors that may result in losses in future periods. If our expenses exceed our revenue, our business may be seriously harmed and we may never achieve or maintain profitability.

We expect to be exposed to fluctuations in the rate of energy tariffs, which could adversely affect our results of operations.

Our advantages in enhancing both the green side of energy supplies to potential clients and the cost of produced energy is very much connected to changing tariffs of the different energy sources including, but not limited to, natural gas, biomass, and fuel oil. Drastic changes in these tariffs have a high effect on the economics or return on investment of our projects. Changes to energy tariffs could impact our, results of operations and profitability as well as the feasibility of entering new projects.

Industrialized countries are struggling to limit their greenhouse gas emissions. Energy use and energy tariffs have a high effect in this climate debate. The tariffs and prices for the natural gas and coal energy sources, together with the tariffs of the carbon tax and the trading prices per each tone of CO2, will dictate the speed at which we can shift toward new technologies and utilize green technologies in the process of our production floors and power production at the utilities. The speed at which we are able to shift to utilizing more green technologies is a major factor which effects the level of demand of products we develop, which supply the technologies and products to this green shift, to both the power production segment and the industry process floors. Higher prices for natural gas and coal with lower availability of these sources in different world regions, caused by geopolitical crises and regulations, with increasing prices for the carbon tax and the price per credits for tons of CO2, will highly increase the demand for our products.

We may enter into agreements to operate projects at a financial loss in order to penetrate certain markets.

In order to penetrate certain markets or demonstrate our technological capabilities, and as part of our long-term business strategy, we may enter into agreements to operate projects at a financial loss to us. Such agreements may materially affect our business, financial condition, and results of operations.

The terms of our facility agreement with EIB will, and future indebtedness may, restrict our current and future operations, particularly our ability to take certain actions.

The terms of the facility agreement with EIB contain, and agreements governing future indebtedness may contain, a number of covenants that impose operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest without the consent of EIB or other future lender, including restrictions on our ability to:

●	transfer or sell assets;

●	pay dividends or distributions on our shares or repurchase shares;

●	merge, amalgamate or consolidate with another company;

●	acquire another entity or business;

●	incur additional debt or indebtedness other than permitted indebtedness; and

●	create or incur liens on our assets.

As a result of the restrictions contained in the facility agreement with EIB, and that may be contained in any agreements for future indebtedness, we may be limited in how we conduct our business, unable to raise additional debt financing to operate during general economic or business downturns or unable to compete effectively or take advantage of new business opportunities. These restrictions may affect our ability to grow in accordance with our strategy.

Our revenues and efforts to become profitable may be impacted by our need to pay royalties on government grants and other agreements, which may also include terms subjecting us to penalties if we are in default of material terms.

We are required to pay annual royalties to the Israeli government at a rate of between 3% and 5% on revenues from the use of technology that has been developed under IIA, the Israeli Ministry of Economy and Industry, and the Israeli Ministry of Energy programs up to the total amount of grants received and bearing interest at an annual rate of the London-Inter-bank Offered Rate, or LIBOR, applicable to dollar deposits. Because the interest is based on LIBOR, our revenues and efforts to become profitable may be further impacted by the occurrence of a LIBOR Transition Event (as defined below). With respect to our project agreement with Fortlev for the use of our bGen™ product, the maximum annual royalties to pay to the Israeli government offices has been increased to 120% of the total amount of grants that have been received.

LIBOR Transition Event means the occurrence of one or more of the following events with respect to the LIBOR rate: (1) a public statement or publication of information by or on behalf of the administrator of the LIBOR rate announcing that such administrator has ceased or will cease to provide the LIBOR rate, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the LIBOR rate; (2) a public statement or publication of information by the regulatory supervisor for the administrator of the LIBOR rate, the U.S. Federal Reserve System, an insolvency official with jurisdiction over the administrator for the LIBOR rate, a resolution authority with jurisdiction over the administrator for the LIBOR rate or a court or an entity with similar insolvency or resolution authority over the administrator for the LIBOR rate, which states that the administrator of the LIBOR rate has ceased or will cease to provide the LIBOR rate permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the LIBOR rate; or (3) a public statement or publication of information by the regulatory supervisor for the administrator of the LIBOR rate announcing that the LIBOR rate is no longer representative.

In addition, in consideration for the support from the BIRD Foundation, the Israel-United States Binational Research and Development Foundation, we are obligated, among other things, to pay annual royalties at a rate of 5% on all of the revenues deriving from the technology that has been developed and up to a maximum ceiling of 150% of the amount of the grant, subject to the terms of the agreement with the BIRD Foundation. Moreover, under the terms of our facility with the EIB, we are required to pay annual royalties at a rate of 2.0% on all gross sales of TES that we produce each quarter until a royalty cap of the amounts that have been disbursed under the facility is reached. Furthermore, as part of our agreement with the New York Power Authority of the State of New York, or NYPA, we are obligated pay annual royalties to NYPA of 5% from gross sales made, beginning June 1, 2022, until NYPA has been fully compensated for the expenditure amounts agreed between the parties. The first payment was retroactive and included our gross sales from all applications since January 11, 2018.

If we are able to generate revenues from the commercialization of our technology, the requirement that we pay royalties on certain projects will impact the amount of revenue that we generate and may delay our efforts to become profitable.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain effective patent rights for our products and services, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

Our success and future revenue growth will depend, in part, on our ability to protect our patent rights. In addition to the protection afforded by any patents that may be granted, historically, we have relied on trade secret protection and confidentiality agreements with our employees, consultants, and contractors to protect proprietary know-how that is not patentable or that we elect not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, agreements may be breached, trade secrets may be difficult to protect, and we may not receive adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors or other unauthorized third parties.

Although our patent applications were approved in certain jurisdictions, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable, or invalidated. Furthermore, even if they are unchallenged, our patents may not adequately protect our intellectual property, products, or services and provide exclusivity for our new products or services or prevent others from designing around our claims. Furthermore, there is no guarantee that third parties will not infringe or misappropriate our patents or similar proprietary rights. In addition, there can be no assurance that we will not have to pursue litigation against other parties to assert its rights.

Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If we cannot obtain and maintain effective patent rights for our products and services, we may not be able to compete effectively, and our business and results of operations would be harmed.

No assurance can be made that our trade secrets and other confidential proprietary information will not be disclosed in violation of our confidentiality agreements or those competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secret.

Intellectual property rights of third parties could adversely affect our ability to commercialize our products and services, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms and may prevent or delay our development and commercialization efforts.

It is inherently difficult to conclusively assess our freedom to operate without infringing on third-party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third-party intellectual property rights are held to cover our products or services or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or services or our product candidates (and any relevant services) unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our new products or services. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our new products or services or seek a license from any patent holders. Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. patent applications filed before November 29, 2000, and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or services could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our services, our new products, or the use of our new products. Third-party intellectual property rights holders may also actively bring infringement claims against us by asserting that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, designs, or methods of manufacture related to the use or manufacture of our products or services.  If any third-party patents were held by a court of competent jurisdiction to cover aspects of our processes for designs or methods of use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtain a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our products or services. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or services, or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

Thus, we cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable, and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products or services. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products or services that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to March 15, 2013, the first to make the claimed invention without undue delay in filing is entitled to the patent, while generally outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act, or the Leahy-Smith Act, enacted on September 16, 2011, the United States has moved to a first-to-file system. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. In general, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming, and unsuccessful.

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our new products or services, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office, or USPTO, or made a misleading statement, during prosecution. Under the Leahy-Smith Act, the validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Derivation proceedings initiated by third parties or brought by us may be necessary to determine the priority of inventions and/or their scope with respect to our patent or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our product development, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our new products or services to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Ordinary Shares.

We may be subject to claims challenging the inventorship of our intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in, or right to compensation, with respect to our current patent and patent applications, future patents, or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our products or services. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on products and services, as well as monitoring their infringement in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States.

Competitors may use our technologies develop their own products or services in jurisdictions where we have not obtained patent protection to and may export infringing products or services to territories where we have patent protection, but where patents are not enforced as strictly as they are in the United States. These products or services may compete with our products or services. Future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the marketing of competing products or services in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly, put the issuance of our patent applications at risk, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and any damages or other remedies that we may be awarded, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to Ownership of our Ordinary Shares

The market price of our Ordinary Shares may be highly volatile and fluctuate substantially, which could result in substantial loses for purchasers of our Ordinary Shares.

The trading price of our Ordinary Shares is likely to be volatile. As a result of this volatility, you may not be able to sell the Ordinary Shares at or above the price at which you paid. The market price for the Ordinary Shares may be influenced by many factors, including:

●	our dependency on the successful development, marketing and sale of our proprietary technology, including our TES systems, to our target customers;

●	the loss of the services of any of our executive officers or any key employees or consultants may adversely affect our ability to execute our business plan and harm our operating results;

●	our dependency upon third-party manufacturers and suppliers making us vulnerable to supply shortages and problems, increased costs and quality or compliance issues, any of which could harm our business;

●	our dependency upon third-party service providers to provide a high quality of service, which if not met, may impact the utility of our products, our business, operating results and reputation;

●	our dependency on the use of certain raw materials and changes in the price or availability of such raw materials may impact our ability to efficiently produce our products;

●	obtaining and upholding permits, certifications and authorization in various jurisdictions;

●	the field of energy storage integration is relatively new and still developing, and the regulation of the field is also changing and developing;

●	general economic weakness, including inflation, or industry and market conditions;

●	whether a market for the Ordinary Shares will be sustained;

●	the granting or exercise of employee stock options or other equity awards;

●	changes in investors’ and securities analysts’ perception of the business risks and conditions of our business; and

●	our securities are traded on more than one market or exchange and this may result in price variations.

In addition, the stock market in general, and the Nasdaq in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market and industry factors may negatively affect the market price of our Ordinary Shares, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly.

Future sales of our Ordinary Shares could reduce the market price of our Ordinary Shares.

Substantial sales of our Ordinary Shares on the Nasdaq and TASE may cause the market price of our Ordinary Shares to decline. Sales by our shareholders of substantial amounts of our Ordinary Shares, or the perception that these sales may occur in the future, could cause a reduction in the market price of our Ordinary Shares.

The issuance of any additional Ordinary Shares or any securities that are exercisable for or convertible into Ordinary Shares may have an adverse effect on the market price of our Ordinary Shares and will have a dilutive effect on our existing shareholders and holders of Ordinary Shares.

Our principal shareholders, officers and directors currently beneficially own approximately 36.8% of our Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of the date of this annual report, our principal shareholders, officers and directors beneficially own approximately 36.8% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

We do not know whether a market for the Ordinary Shares will be sustained or what the trading price of the Ordinary Shares will be and as a result, it may be difficult for you to sell your Ordinary Shares.

Although our Ordinary Shares are listed on Nasdaq and TASE, an active trading market for the Ordinary Shares may not be sustained. It may be difficult for you to sell your Ordinary Shares without depressing the market price for the Ordinary Shares or at all. As a result of this and other factors, you may not be able to sell your Ordinary Shares at or above the sale price or at all. Further, an inactive market may also impair our ability to raise capital by selling Ordinary Shares and may impair our ability to enter into strategic partnerships or acquire companies, products, or services by using our equity securities as consideration.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

In the two financial years prior to the date of this annual report, we have incurred losses of $21.4 million in the aggregate, which has resulted in our inability to distribute dividends. We have never declared or paid cash dividends, and we do not anticipate paying cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Ordinary Shares as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. In addition, the Israeli Companies Law, 5759-1999, or the Companies Law, imposes restrictions on our ability to declare and pay dividends.

Raising additional capital may cause dilution to our existing shareholders and may adversely affect the rights of existing shareholders.

We may need to raise additional capital through a combination of private and public equity offerings, debt financings and collaborations, and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or otherwise including through convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. Future sales of our Ordinary Shares or of securities convertible into our Ordinary Shares, or the perception that such sales may occur, could cause immediate dilution and adversely affect the market price of our Ordinary Shares.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Ordinary Shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we may be a passive foreign investment company, or PFIC, for 2022 and may become or continue to be a PFIC in the future. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenues Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC (see “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information).

The JOBS Act will allow us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in the Company and adversely affect the market price of the Ordinary Shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of our Ordinary Shares pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30; and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find the Ordinary Shares less attractive because we may rely on these exemptions. If some investors find the Ordinary Shares less attractive as a result, there may be a less active trading market for the Ordinary Shares, and our market prices may be more volatile and may decline.

As a “foreign private issuer” we are subject to less stringent disclosure requirements than domestic registrants and are permitted, and may in the future elect to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. registrants.

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, we report our financial statements in accordance with IFRS as opposed to U.S. GAAP, which is used by domestic U.S. registrants. We have not attempted to identify or quantify the differences between the two reporting standards, and such differences historically or in the future may be material to our financial statements. Additionally, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Israeli legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We will follow Israeli laws and regulations that are applicable to Israeli companies with securities registered under the Exchange Act. However, Israeli laws and regulations applicable to Israeli companies do not contain any provisions comparable to the U.S proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K, or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic registrants that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to Israeli laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Israeli law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. registrant.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors, or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

As a public company in the United States, our management will be required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements.

As a public company in the United States, we incur additional significant accounting, legal and other expenses that we did not incur before May 2022. We also anticipate that we will incur costs associated with corporate governance requirements of the SEC, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act as they become applicable to us. We expect these rules and regulations to increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees, and shareholder reporting, and make some activities more time-consuming and costly. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules, and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

Sales of a significant number of shares of our Ordinary Shares in the public markets or significant short sales of our Ordinary Shares, or the perception that such sales could occur, could depress the market price of our Ordinary Shares and impair our ability to raise capital.

Sales of a substantial number of shares of our Ordinary Shares or other equity-related securities in the public markets could depress the market price of our Ordinary Shares. If there are significant short sales of our Ordinary Shares, the price decline that could result from this activity may cause the share price to decline more so, which, in turn, may cause long holders of our Ordinary Shares to sell their shares, thereby contributing to sales of our Ordinary Shares in the market. Such sales also may impair our ability to raise capital through the sale of additional equity securities in the future at a time and price that our management deems acceptable, if at all.

The market price of our Ordinary Shares may be highly volatile, and you could lose all or part of your investment.

The market price of our Ordinary Shares is likely to be volatile. This volatility may prevent you from being able to sell your Ordinary Shares at or above the price you paid for your securities. Our share price could be subject to wide fluctuations in response to a variety of factors, which include:

●	whether we achieve our anticipated corporate objectives;

●	actual or anticipated fluctuations in our quarterly or annual operating results;

●	changes in our financial or operational estimates or projections;

●	our ability to implement our operational plans;

●	termination of restrictions on the ability of our stockholders to sell shares;

●	changes in the economic performance or market valuations of companies similar to ours; and

●	general economic or political conditions in the United States or elsewhere.

In addition, the stock market in general, and the stock of publicly-traded renewable energy companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our Ordinary Shares, regardless of our actual operating performance, and we have little or no control over these factors.

Our securities are traded on more than one market or exchange and this may result in price variations.

Our Ordinary Shares have traded on TASE since August 2017 and on Nasdaq since May 25, 2022. Trading in our Ordinary Shares takes place in different currencies (dollars on the Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, trading days, and public holidays in the United States and Israel). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our Ordinary Shares on the TASE could cause a decrease in the trading price of our Ordinary Shares on the Nasdaq.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our Ordinary Shares, our share price and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our Ordinary Shares, or provide more favorable relative recommendations about our competitors, the price of our Ordinary Shares would likely decline. If any analyst who may cover us were to cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our Ordinary Shares or trading volume to decline.

Risks Related to our Incorporation and Our Operations in Israel

Potential political, economic and military instability in Israel, where our headquarters, members of our management team, our production facilities, and employees are located, may adversely affect our results of operations.

Our executive offices and production plant, wherein most of our employees are employed, are located in Rosh Haayin and Dimona, Israel. In addition, the majority of our key employees, officers, and directors are Israeli citizens. Accordingly, political, economic, and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and groups in its neighboring countries, Hamas (an Islamist militia and political group that has controlled the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). While Israel has entered into peace agreements with Egypt, Jordan, the United Arab Emirates, Bahrain, Morocco and Sudan, it has no peace arrangements with any other neighboring or other Arab countries. In addition, relations between Israel and Iran continue to be hostile, due to the fact that Iran is perceived by Israel as a sponsor of Hamas and Hezbollah, maintains a military presence in Syria and is viewed as a strategic threat to Israel in light of its nuclear program. The assassinations of Iran’s senior generals Qassim Soleimani by the United States military and Mohsen Farichasde, which Iran claims is associated with Israel, have contributed to the tension in the region and further intensified the hostility between Iran and Israel and between Israel and Hezbollah, which is positioned alongside Israel’s northern border. In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. The restrictive laws, policies, or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business in the future, for example by way of sales opportunities that we could not pursue or from which we will be precluded. In addition, should the movement for boycotting, divesting, and sanctioning Israel and Israeli institutions (including universities) and products become increasingly influential in the United States and Europe, this may also adversely affect our business and financial condition. Further deterioration of Israel’s relations with the Palestinian Authority or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operations, and adversely affect the market price of our Ordinary Shares.

Any hostilities involving Israel, terrorist activities, political instability or violence in the region, or the interruption or curtailment of trade or transport between Israel and its trading partners could adversely affect our operations and results of operations and the market price of our Ordinary Shares.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition, and results of operations.

Further, many Israeli citizens are obligated to perform several days, and in some cases, more, of annual military reserve duty each year until they reach the age of 40 (or older for certain reservists) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition, and results of operations.

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations, financial condition and our ability to raise additional funds.

We expect to be exposed to fluctuations in currency exchange rates, which could adversely affect our results of operations.

We are exposed to foreign currency risk mainly with respect to revenue generated outside of Israel, the purchase of raw materials, foreign subcontractors and advisors and royalty liabilities that are denominated or linked to dollars. Most of our expenses are denominated in NIS, which expenses primarily include payroll expenses, the dollar and, to a lesser extent, the Euro. In the years ended December 31, 2022 and 2021, between approximately 78% and 63% of our expenses were denominated in NIS. Our NIS-denominated expenses consist principally of salaries and related costs as well as other related personnel expenses. In addition, our lease and Israeli facility-related expenses and certain engagements with other Israeli vendors are denominated in NIS. We anticipate that a portion of our expenses will continue to be denominated in NIS. The depreciation of the NIS in relation to the dollar amounted to 13.2% for the year ended December 31, 2022 and the appreciation of the NIS in relation to the dollar amounted to 3.3% for the year ended December 31, 2021. We cannot predict any future trends in the rate of depreciation or appreciation of the NIS against the dollar. Accordingly, we face exposure to adverse movements in currency exchange rates.

We expect to derive a significant portion of our revenues in dollars and in local currencies of customers outside the United States. Therefore, devaluation in the local currencies of our customers relative to the NIS could have a negative impact on our revenues and results of operations.  We are also subject to other foreign currency risks including repatriation restrictions in certain countries, particularly in Latin America.

We do not use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on our balance sheet accounts and forecast cash flows. In some countries, we are unable to use “hedging” techniques to mitigate our risks because hedging options are not available for certain government-restricted currencies. Moreover, derivative instruments are usually limited in time and as a result, cannot mitigate currency risks for the longer term. The volatility in the foreign currency markets may make it challenging to hedge our foreign currency exposures effectively.

In some cases, we may face regulatory, tax, accounting or corporate restrictions on money transfer from the country from which consideration should have been paid to us (or to our respective selling subsidiary) or revenues could have accumulated and allocated to us, or could face general restriction on foreign currency transfer outside of such country. Inability to collect and receive amounts that are already due and payable could have a negative impact on our results of operations.

We received grants from the IIA, the Israeli Ministry of Energy and other governmental ministries that may require us to pay royalties and restrict our ability to transfer intellectual property or know-how outside of Israel.

We have received government grants from the Israel Innovation Authority of the Ministry of Economy and Industry, or the IIA, and other governmental ministries for the financing of a significant portion of our research and development expenditures in Israel. Unless otherwise agreed by the applicable authority of the IIA, we must nevertheless continue to comply with the requirements of Israeli Law for the Encouragement of Industrial Research and Development, 1984 and regulations promulgated thereunder, or the R&D Law, with respect to technologies that were developed using such grants, or the Financed Know-How, including an obligation to repay such grants from consideration received from sales of products which are based on the Financed Know-How, if and when such sales occur and if applicable in accordance with the grant plan.

In accordance with certain grant plans, in addition to the obligation to pay royalties to the IIA and the Israeli Ministry of Energy, the R&D Law requires that products which incorporate Financed Know-How be manufactured in Israel, and prohibits the transfer of Financed Know-How and any right derived therefrom to third parties unless otherwise approved in advance by the IIA and the Israeli Ministry of Energy. Such prior approval may be subject to payment of increased royalties. Although such restrictions do not apply to the export from Israel of the Company’s products developed with such Financed Know-How, they may prevent us from engaging in transactions involving the sale, outsource or transfer of such Financed Know-How or of manufacturing activities with respect to any product or technology-based on Financed Know-How, outside of Israel, which might otherwise be beneficial to us. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of Financed Know-How (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

We may not be able to enforce covenants not-to-compete to their fullest extent under current Israeli law that might result in added competition for our products.

We have non-competition agreements with certain of our employees, such as those employees engaged in our research and development activities or management positions, all of which are governed by Israeli law. These agreements prohibit our employees from competing with or working for our competitors, generally during their employment and for up to 12 months after termination of their employment. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas, and only when the employee has obtained unique value to the employer specific to that employer’s business and not just regarding the professional development of the employee. If we are not able to enforce non-compete covenants, we may be faced with added competition.

Provisions of Israeli law, our articles of association and certain of our agreements may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers, or significant shareholders, and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the Company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

In addition, in accordance with the Restrictive Trade Practices Law, 1988, and the R&D Law, to which we are subject due to our receipt of grants from the IIA and the Ministry of Energy, a change in control in the Company (such as a merger or similar transaction) may be subject to certain regulatory approvals in certain circumstances.

As a corporation incorporated under the laws of the State of Israel, we are also subject to the Israeli Economic Competition Law, 1988 and the regulations promulgated thereunder (formerly known as the Israeli Antitrust Law, 1988), under which we may be required in certain circumstances to obtain the approval of the Israel Competition Authority (formerly known as the Israel Antitrust Authority) in order to consummate a merger or a sale of all or substantially all of our assets.

Finally, in connection with the agreement with the EIB, we cannot undergo any change of control which would cause Avraham Brenmiller, our largest shareholder, to hold less than 25% of the Company’s share capital without approval of the EIB. For more information, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Grants and other Funding Arrangements—European Investment Bank.”

These provisions of Israeli law, as well as our obligations in the agreement with the EIB, could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may also limit the price that investors may be willing to pay in the future for our Ordinary Shares.

It may be difficult to enforce a judgment of a U.S. court against us and our executive officers and directors and the Israeli experts named in this annual report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our executive officers and directors and these experts.

We were incorporated in Israel. Substantially all of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time-consuming, and costly process. Certain matters of the procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. Additionally, Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors. Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differ in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in such company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s amended and restated articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval, as well as a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder of an Israeli company or a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. Israeli Law does not describe the substance of this duty of fairness but states that the remedies generally available upon a breach of contract, will also apply in the event of a breach of duty of fairness, taking into account such shareholder’s position. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. companies.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Israeli Patent Law inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Israeli Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Compensation and Royalties Committee, a body constituted under the Israeli Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee. The Compensation and Royalties Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Compensation and Royalties Committee has not yet determined one specific formula for calculating this remuneration but rather uses the criteria specified in the Israeli Patent Law. Although we enter into assignment-of-invention agreements with our employees pursuant to which such individuals waive their right to remuneration for service inventions, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees or be forced to litigate such claims, which could negatively affect our business.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company.

We are an Israeli corporation based in Rosh Haayin, Israel, and were incorporated in Israel in 2012 as Brenmiller Energy Consulting Ltd. On July 2, 2013, we filed a name change certificate to change our name to Brenmiller Energy Ltd. In August 2017, we became a public company in Israel and our Ordinary Shares were listed for trade on the TASE. On May 25, 2022, our Ordinary Shares were listed and began trading on Nasdaq.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

Our principal executive offices are located at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel. Our telephone number in Israel is +972-77-693-5140. Our website address is https://bren-energy.com/. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only.

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

In 2020, 2021 and 2022 our capital expenditures amounted to $448 thousand, $240 thousand, and $747 thousand, respectively. Our current capital expenditures are primarily for manufacturing facility and equipment, computers, software, research and development equipment and office improvements substantially all in Israel, and we expect to finance these expenditures primarily from cash on hand.

B. Business Overview.

 We are a technology company that develops, produces, markets, and sells TES systems based on our proprietary and patented bGen™ technology. The use of our technology enables better renewable integration, increases energy efficiency, and reduces carbon emissions by allowing constant and reliable energy while stabilizing the intermittent nature of renewable sources. Our business is not subject to seasonality.

The Need

We believe that climate change is the greatest challenge of our times. A major contributor to climate change is carbon emissions being emitted to the atmosphere. To combat this, countries and organizations have set and are continuing to set targets for themselves and various industries to reduce their carbon emissions. In order to meet such carbon emission targets, we believe it is necessary to ban the use of fossil fuels and, instead, rely on renewable energy sources and systems that result in carbon capture, energy storage, efficient energy recovery, and the reuse of wasted heat. Our bGen™ TES system stores energy and can recover wasted heat from available energy resources to provide one consistent energy output. By doing so, the bGen™ TES system can precisely match energy supplies with the demand and bridges the gap between renewable energy and conventional power sources. Accordingly, we believe TES systems such as our bGen™ system have become essential to the renewable energy market to ensure the reliability and stability of energy supplies.

Our Technology

We have developed our bGen™ technology over the last ten years and have tested it across three generations of demonstration units at various sites globally. Our bGen™ technology uses crushed rocks to store heat at temperatures of up to 1400 degrees Fahrenheit and is comprised of three key elements inside one unit: thermal storage, heat exchangers, and a steam generator. The use of crushed rock as a means of storage results in no hazardous challenges to the environment and enhances system durability so that even after tens of thousands of charge and discharge cycles, the storage material does not need to be replaced because the storage material does not suffer from degradation in performance. Additionally, the bGen™ technology can be charged with multiple heat sources, such as residual heat, biomass, and renewables, as well as from electrical sources using embedded electric heathers within the TES system. The TES system dispatches thermal energy on demand in the form of steam, which can be saturated for industrial use, or in the form of a superheated steam, which can be used to activate steam turbines.

The following image depicts our bGen™ system charged by flue gases.

The TES system is capable of being implemented into both power plants and industrial facilities. Its applications may vary, but include, and are not limited to, the use in recovering wasted heat in production processes, solar thermal power plants, cogeneration plants, and the electrification of heat. The TES system is passive, meaning that it can function with no moving parts, motors or chemical materials that change their accumulation state and, therefore, has relatively low maintenance and operating requirements compared to other energy storage solutions.

Certain key advantages of our bGen™ TES system include that our TES systems are made using environmentally friendly materials, with no chemicals or hazardous materials; the TES systems are built using low cost, natural resources such as metals, piping, and crushed rocks; the TES systems are passive systems that require minimal operations and maintenance during the system’s approximately 30-year lifetime; the TES systems are built using modules, each of which contains approximately 0.5 MWh capacity, a full system can be constructed using multiple modules with an aggregate capacity of up to hundreds of MWh; and the TES systems are compatible with thermal and electric sources for charging, and either or both can be used to charge the unit at any time.

The following image depicts potential energy inputs and outputs from the bGen™ unit.

Business Strategy and Addressable Markets

We are focused on the sale of thermal storage equipment using two different business models. To date, all of our projects have been made using the sale of equipment model in which we design and sell our equipment to third party customers, install the equipment at the customer’s site and the customer remains the owner of the equipment and we provide warranty and maintenance services to the customer at a predetermined price as part of the sale package.

We intend to implement in the near future a second business model, which we refer to as an ESCO – energy service company model, wherein we lease our equipment to third party customers, install our equipment at a customer’s site, provide operation and maintenance services. We then sell energy (steam, hot air, etc.) to the customer at agreed upon prices. The ESCO model is more suitable to industrial customers who are not energy experts and wish to outsource their energy services.

We market our products through exclusive and non-exclusive distributers in our target markets, with online marketing efforts to attract potential customers, and direct outreach to potential customers through our sales team. Our primary target markets are in the United States, Europe, Brazil, and Israel. We are establishing commercial pilots in each of these target markets and, depending on their success, we expect to develop our sales and services for future customers in these regions.

Since our incorporation, we have had ongoing losses and incurred negative cash flows from operating activities. For example, as December 31, 2022 and December 31, 2021, we had operating losses of $ $11,628 thousand and $11,066 thousand, respectively. We have mainly financed our activities through private issuances of Ordinary Shares. Management’s plans in regard to these uncertainties include continuing commercialization of our services and securing sufficient financing through the sale of additional equity securities or debt. There are no assurances however, that we will be successful in obtaining the level of financing needed for our operations or that such financing will be available on terms acceptable to us.

The Industrial Facilities Market

Our primary focus is expanding the use of our bGen™ technology into industrial facilities with heavy thermal consumptions, such as the food, pulp and paper, steel, plastic, chemical, and pharmaceuticals industries, and organizations looking to reduce their carbon footprint by replacing their fossil fuel-based steam generation with a renewable-based system. Our bGen™ TES systems also offer solutions for waste heat recovery, electrification of heat, and several other applications.

Industrial heat makes up to two-thirds of industrial energy demand and almost one-fifth of global energy consumption. It also constitutes most of the direct industrial CO2 emitted each year, as the vast majority of industrial heat originates from fossil-fuel combustion, according to a 2017 study by the International Energy Agency entitled “World Energy Outlook 2017”.

The Power Plants Market

As of the year 2021, thermal power plants constitute the main source of electricity production in most countries around the world. We expect that this will continue to be the case for many years to come. Operators of these stations are facing significant challenges as they attempt to shift from operating solely as a continuous source of electricity to operating as a supplemental source to the production of renewable energy. This results in the need to change their operational profile from baseload (flat) operations to a fluctuating operation profile, with which many companies struggle. In order to overcome these technical challenges, and in order to maintain competitiveness in the market, power plants are expected to integrate means of energy storage that support maximum efficiency while allowing for more flexible operation profiles.

Our TES systems are suitable for integration into gas-powered and combined cycle power plants, which can provide energy shifting, improve their ramp-up rates, add flexibility to their operations profile. Integration of the TES system in coal power plants can provide customers with grid storage capabilities by charging with curtailed renewable energy, and generating electricity during peak hours. Massive implementation of this application could eventually transform coal power plants into grid storage plants.

Manufacturing

We manufacture our storage systems at our production plant in Dimona, Israel. After production, we ship the TES systems to the customer’s locations and assemble it on site. The current production line capacity that we have at our factory in Israel is for 200 MWh of thermal storage per year.

We are currently working to increase and automate our production line in Dimona, Israel. As of December 31, 2022, the total amount of the facility under construction, including capitalized borrowing costs of $20 thousand, amounts to $599 thousand. Firm commitments have been signed for the construction of certain equipment within the facility that amount to $2,124 thousand (advances have been made in the amount of USD 685 thousand).

The facility is on track to begin its first production run by May 2023. We expect to reach full production capacity of bGen thermal storage modules of up to 4,000 MWh per year at our newly upgraded facility in Dimona, Israel by the end of 2023.

Commercial Projects

We entered into a Master Supply and Services Agreement, effective as of December 1, 2021, with Philip Morris Products SA, or Philip Morris, a large international company in the field of Tobacco to supply our storage systems (bGen) to Philip Morris and its subsidiaries. The Agreement is set for a period of five years, and it sets out, among other things, logistical, technical terms as well as engineering, procurement, and construction terms. Under the agreement various international companies and manufacturing plants around the world, all of whom are affiliates of Philip Morris, would be able to contract us directly, through a local service agreement, to supply our systems and integration services. The agreement also includes customary representations, conditions and indemnification terms.

Also, entered into a Local Service Agreement, dated February 28, 2022, with Philip Morris Romania S.R.I., or Philip Morris Romania, to sell Philip Morris Romania our bGen thermal storage system and services with a capacity of 31.5 megawatt-hour and steam power of 18.5 megawatts, including biomass system and auxiliary equipment. Philip Morris Romania will pay us in installments, subject to meeting certain milestones, an amount in excess of $9 million for the system and services and has the option to expand the system to 52.5 MWh under similar conditions. The agreement also includes customary representations, conditions and indemnification terms.

As of the date of this annual report, basic engineering of the system for Philip Morris Romania is complete and is moving to the detailed design phase. The next major milestone that we expect for this project is the receipt a building permit, which is expected by the end of the first half of 2023.

Pilot Projects

While our initial focus was on the production of electricity, in 2020 we began to concentrate on thermal projects which are more compatible with our core technology. We believe these pilot projects demonstrate different applications of our technology in various geographic regions and will support us in the commercialization of our technology. Our pilot projects are described below:

New York Power Authority

On January 11, 2018, we entered into a pilot and cooperation agreement, or the Cooperation Agreement, with Power Authority of the State of New York, or NYPA, for the development, implementation and marketing of high temperature storage-based heat and power unit with bGen as the key element, or the Product, in the United States and Canada, or the Territory, for a term of ten years, with automatic renewals of one year periods unless terminated by written notice of either party and for the development of such a pilot project at SUNY Purchase College in New York. The project was financed in part by a grant from the BIRD Foundation, pursuant to a Cooperation and Project Funding Agreement, effective as of February 1, 2018, by and among us, NYPA and the BIRD Foundation, in the maximum amount of $1,000,000 or 50% of the actual expenditures (whichever is less), with repayments to the BIRD Foundation to be made by us at the rate of 5% of gross sales of the Product, up to a maximum ceiling of 150% of the amount of the grant. The Cooperation Agreement also provided that NYPA would contribute certain funds to the project, which amounts were subsequently amended by amendments to the Cooperation Agreement on March 12, 2018, April 12, 2019, and December 13, 2019. Pursuant to the December 13, 2019 amendment to the Cooperation Agreement, or the December Amendment, NYPA agreed to contribute a maximum of $850,356, plus certain expenses. The December Amendment also provides that we will pay royalties to NYPA at the rate of 5% of gross sales of the Product made both within and outside of the United States and Canada beginning June 1, 2022 until NYPA has been fully compensated for the amounts contributed to the project, with royalties being retroactive and to include our gross sales made both within and outside the Territory since January 11, 2018. After NYPA has been fully compensated, NYPA shall receive royalties at the rate of 3.5% of gross sales within the United States and Canada for the remainder of a ten year period beginning upon the initial sale or licensing of the Product to a third party or to the end of the term of the Cooperation Agreement, whichever is longer.

We have installed a 0.5MWh thermal storage-based co-generation station, which includes hybrid charging with both exhaust gas and electricity. The project is currently in the commissioning phase with the final delivery expected by the end of the second quarter of 2023. Once fully completed, this facility is expected to serve as a demonstration facility for our technology and to assist us in our marketing efforts in the United States and Canada.

In addition to the pilot project, NYPA and the Electric Power Research Institute are conducting a feasibility study for the integration of our TES system in a combined cycle gas power plant in New York. This study is funded by the United States Department of Energy, while the submitting consortium, which consists of the Electric Power Research Institute, the Company, and NYPA, at stage A is funded with $200,000.

The following image shows the installation of a bGen™ unit at SUNY Purchase College in New York.

Enel

On April 21, 2020, we entered into a supply agreement with Enel Produzione S.p.A., an Italian international manufacturer and distributor of electricity and gas, or Enel, to plan, manufacture, supply, transport, and install a TES in a combined cycle power plant belonging to Enel in Santa Barbara, Italy. The project is our first utility-based project and is partially funded by us, Enel, and the IIA. The goal of this project is to build an innovative TES which is completely sustainable and capable of accelerating the energy transition. The integration of the TES system with the existing power plant enables Enel and us to test the technology in the field, in challenging operating conditions and on a large scale. The system offers reduced power plant start-up times and greater speed in load variations, which are necessary performance requirements to enable the efficient use of renewable energy. The system can be used to store excess energy produced from renewable sources in the form of heat to offer decarbonization services and to integrate long-term storage solutions with renewable plants.

This TES utilizes a two-stage charge and discharge process to provide thermal energy. During the charging phase, steam produced by the Santa Barbara facility passes through pipes to heat adjacent crushed rocks; during the discharging phase, the accumulated heat is released to heat pressurized water and generate steam for electricity. This first-of-its-kind TES system can store up to 24MWh of clean heat at a temperature of about 550°C for five hours, providing critical resiliency to the power plant.

The bGen unit was inaugurated in November 2022 and is planned to finish commissioning and hand over to Enel by the end of Q2 2023.

Following the testing phase of the system, Enel will have an option to add additional storage capacity at the site.

The following image is a design illustration of the bGen™ unit installed at Enel’s site in Italy.

Fortlev

In 2019, we entered into a project agreement with Fortlev Energia Solar Ltd., a Brazilian plastic tank manufacturer, or Fortlev, to design, manufacture and install a TES system at Fortlev’s production facility in Anápolis, Brazil, in consideration for $380,000, to be paid pursuant to certain milestones. In August 2022, we inaugurated the bGen TES unit at Fortlev’s facility. The 1 MWh bGen unit enables Fortlev to use renewable biomass rather than natural gas to heat the air it uses to make plastic water tanks with rotational molding machines. As of the date of this annual report, we are upgrading the biomass system which will enable it to have feedstock of wood chips and not only wood pellets.

On January 11, 2020, we entered into an agreement with Fortlev pursuant to which we granted Fortlev an exclusive license for a period of 25 years, or until validity date of our patent rights over the bGen technology (whichever comes first), to engineer, manufacture, commercialize and sell our bGen™ technology in Brazil and Columbia. Fortlev will pay the total amount of $1.5 million to the Company in consideration for the marketing license, in addition to royalty payments equal to 10% of sales.

The agreement also provides that Fortlev will make its best efforts to construct a manufacturing facility in Brazil as soon as possible after the effective date of the agreement, and to obtain any licenses necessary to commercially produce bGen, with all costs of the construction and licensing of the manufacturing facility to be paid by Fortlev. On August 31, 2020, Fortlev has notified us that they intend to start planning and building a production facility to produce products incorporating the bGen™ technology. Fortlev is expected to bear all the expenses of the building of this facility in Brazil.

The following image depicts a bGen™ unit commissioning for Fortlev in Brazil.

Ministry of Defense

On September 26, 2017, as part of a joint program of the Israeli Ministry of Economy and Industry and the Israeli Ministry of Defense with the target to demonstrate the Israeli clean-tech technologies in the Defense Forces, we received approval for our program, as submitted to the IIA’s Research Committee, for designing, manufacturing and installing a TES system in an off-grid military base, where the TES system collects waste heat through flue gases from a local diesel generator and dispatches hot water upon demand. On June 1, 2020, we finished installing the project and handed over control to the Israeli Ministry of Defense, which is currently in the process of examining the project for full purchase.

The following image shows the bGen™ unit installed at an Israeli Ministry of Defense base in Israel.

Rotem 1

The project is a concentrated solar thermal in Dimona, Israel. Concentrated solar thermal collectors are coupled with a TES system and steam turbine power block set to supply electricity to Israel’s Electric Corporation under a power purchase agreement with Israel’s Electric Corporation. After December 31, 2020, we began to act to realize our holdings in the Rotem 1 Project and to construct it for a third party. However, as of the date of this annual report, we have stopped this project due to a lack of financial resources and the shift in the Company’s focus. In 2022, following an agreement reached with the lessor of the land on which the Rotem 1 project was built, we vacated the premises and the land was returned to the lessor after dismantling the facility. Following this, we ceased operations of our Rotem 1 project and consequently derecognized the lease obligation and right of use of the land. For the years ended December 31, 2020, December 31, 2021, and 2022 we recorded an impairment charge of $2,973 thousand, $82 thousand and $360 thousand, respectively, in connection with this project. As of December 31, 2022, we have designated Rotem 1 as an asset held for sale on our condensed consolidated statement of financial position and as of the date of this annual report, most of our past investments in this project have been written off. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021—Impairment loss of Rotem 1 project.”

Prospective Pilot Projects

On May 25, 2022, the Government Procurement Administration of Israel issued a notice regarding its intent to engage with us as a sole supplier for the purchase of heat energy at Wolfson Hospital in Israel. Under the proposed engagement, we would install our bGen system, integrate it with the hospital’s local energy system and maintain the installed system. We plan to enter into an approximately $5 million, seven and one-half year contract with Wolfson Hospital under which we would supply heat energy at prices to be agreed between the parties. This would be our first potential project in Israel using our EaaS business model. Under this business model, we expect that profit margins would be higher than those in a traditional capital equipment sale and be more recurring in nature.

In September 2022, we signed a Memorandum of Understanding with Green Enesys Deutschland GmbH, or Green Enesys, and Viridi Energias Renovables Espana, S.L., or Viridi RE, two European based developers of green energy projects, to perform engineering studies for incorporating our bGen TES for Green Enesys’ and Viridi REs’ proposed green hydrogen production facilities throughout Spain. Green Enesys and Viridi RE are currently developing three green hydrogen projects in Spain, with the goal of decarbonizing the European Union’s industrial, power generation and transportation sectors. The projects will have a combined capacity to produce over 100,000 tons of green methanol annually.

Research and Development

Research and development is a central part of our business and allows us to further develop and improve our products. Our research and development team includes engineers, researchers, technicians, quality personnel, and prototyping teams, all of whom work closely together to design, enhance and deliver the next generations of our products based on our core technology. This research and development team conceptualizes technologies, examines the feasibility of selected approaches, reviews the basic and detailed designs, and then builds and tests prototypes before refining and/or redesigning as necessary. Our quality personnel works in parallel with engineers and researchers, which allows us to anticipate and resolve potential issues at early stages in the development cycle. We conduct our research and development efforts at our facility in Rosh Haayin, Israel. We believe that the close interaction among our research and development teams allows for the timely and effective realization of our products.

The development of the key components that are required for each of our products begins at the analysis of concept stage, following which we evaluate the feasibility of each component, create the basic design with a number of alternatives, and, finally, identify a single approach and carry out a detailed design for its development. All of the stages of development are managed in our Product Life Cycle Management system, which is a structured management approach for research and development, through gates of feasibility, basic design, detailed design, Alpha sites, and Beta sites, until a detailed product file is built. The results are managed in a PDM system with configuration management and our engineering office. The key components that are developed are subject to checks and rest in each stage of the development processes, including quality control checks and in-use testing, the results of which are benchmarked against the relevant product specifications. Market requirement specifications of the developed products are built by the marketing people, based on the market analysis with potential customers and with the experience from previous products. The research and development team takes the marketing requirement specifications and converts them into technical and functional specifications which are the contract to the research and development stage.

Our research and development activities work concurrently with the launching and engineering stages of already developed products. We plan to increase our research and development activities in connection with the next generations of products that we are designed to deliver higher densities, at higher temperatures of up to 1800 degrees Fahrenheit and offer better performance from our core TES technology. We have received a grant from the IIA for this high-temperature development.

We finance our research and development activity in part by investing our cash flow and in part by grants from the Israeli Ministry of Economy and Industry, including grants from the IIA, the Israeli Ministry of Energy, the BIRD Foundation, and the NYPA. These grants are awarded after examination of applications, which are submitted by our research and development managers. As of December 31, 2022, we have had grants approved for our research development projects totaling $904 thousand from the Israeli Ministry of Energy, $5,617 thousand from the Israeli Ministry of Economy and Industry, $662 thousand from the BIRD Foundation and $580 thousand from NYPA. As of December 31, 2022, we have received funding from such grants totaling $641 thousand from the Ministry of Energy, $4,465 thousand from the Israeli Ministry of Economy and Industry, $642 thousand from the BIRD Foundation and $580 thousand from NYPA.

Financing that is granted by the IIA is in the range of 30-50% of the submitted budget of the development of a particular product, which includes the costs of manpower and the costs of the materials that are required to develop and manufacture a first prototype of the product. In light of this government financing, we are required to comply with the provisions of the Israeli Encouragement of Research and Development Law related to intellectual property and we are also required, among other things, to pay yearly royalties to the Israeli government at a rate of 3-5% on revenues from the use of technology that has been developed under IIA programs up to the total amount of grants received, bearing interest at an annual rate of LIBOR applicable to dollar deposits.

In connection with our project agreement with Fortlev on the bGen™ product, we notified the IIA regarding the feasibility of partially transferring production of the bGen™ technology outside of Israel, the maximum royalties to pay to the Israeli government have been increased to 120% of the total amount of grants that have been received. In consideration for the support from the BIRD Foundation, we are obligated, inter alia, to pay royalties at a rate of 5% on all of the revenues deriving from the technology that has been developed and up to a maximum ceiling of 150% of the amount of the grant, subject to the terms of the agreement with the BIRD Foundation.

The core technology which we have developed is the TES unit which includes the embedded heat exchanger, the embedded steam generator, the embedded storage capability, and the embedded conversion from electricity to high-temperature heat. All these embedded functionalities reside inside the TES unit and are built on a special structure with special insulation. This special developed TES enables to installed modular and fit to size units at production floors and inside power utilities, to increase flexibility, to enable renewable energy penetration, and to overcome the intermediate nature of renewable sources while energy has to be supplied to these sites on a regular basis with no dependency on timing of the renewable sources.

The main application of the energy storage unit with multi-functions inside has been submitted to patent offices in the United States, Europe, Israel, and South Africa. All of these submissions have been granted patents. See “Item 4.B.—Business Overview—Intellectual Property” below.

Our total research, development and engineering expenses, net, were $4,618 thousand for the year ended December 31, 2022, $3,700 thousand in the year ended December 31, 2021 and $3,913 thousand in the year ended December 31, 2020. For more information, see “Item 5.A.Operating and Financial Review and Prospects—Operating Results”. As of December 31, 2022, December 31, 2021, and December 31, 2020, we received $275 thousand, $1,266 thousand and $1,734 thousand, respectively, in grants from various government authorities and agencies. For more information, see “Item 5.B. Liquidity and Capital Resources—Grants and other Funding Arrangements.”

Intellectual Property

Protection of our intellectual property is important to our business. We seek to protect our intellectual property through a combination of patents, trademarks, and confidentiality agreements with our employees and certain of our contractors and confidentiality agreements with certain of our consultants, scientific advisors, and other vendors and contractors. In addition, we rely on trade secrets law to protect our product candidates and products in development.

We have registered a patent for our core energy storage technology in Israel, the United States, the European Union, and South Africa. The patent covers our fundamentals of the energy storage unit which we have developed using three central functions in one unit: the heat exchanger, the receipt and storage of the heat, and the production of steam inside the storage unit.

We believe our patented technology for our combined thermal storage system is unique and it affords us a significant competitive advantage. We may apply to register additional patents in the future based on the technology developed alongside or in addition to our already patented technology.

We plan to license the usage of technology we have developed to our customers. We expect that we will bundle the licensing of the technology usage with offering our customers products and services.

No assurance can be given that our intellectual property will provide us with a competitive advantage or that we will not infringe on the intellectual property rights of others. In addition, we cannot be sure that any trademarks will be granted in a timely manner or at all with respect to any of our pending applications. For further discussion of the risks related to our intellectual property, see “Item 3.D.Risk Factors—Risks Related to Our Intellectual Property.”

Patents

The following table sets forth information regarding our patent portfolio as of December 31, 2022:

Patent No.	Application No.	Title	Grant Date	Expiration Date	Country
2015/05655 10,145,365	2015/05655 14/766,136	Combined thermal storage (Integral	March 29, 2017 December 4, 2018	January 22, 2034 May 14, 2035	South Africa United States(1)
EP2976579(2)	14767720.7	Thermal Storage, Heat Exchange and Steam Generation)	June 5, 2019	January 22, 2034	Belgium, Switzerland, Germany, Denmark, Spain, France, United Kingdom, Italy, Luxembourg, Norway
240,502	240,502		December 27, 2019	January 22, 2034	Israel(3)
Pending	63/443,401	Dual HTF high temperature Energy Storage	Pending	Pending	United States(4)

(1)	On September 17, 2018, we received a Notice of Allowance from the USPTO stating that our application for a patent had been approved. This patent deals with our integrated thermal storage product, which is based on the performance of three central functions: heat exchange, storage of heat at high temperatures, and the production of steam inside of the storage unit. The registration of the patent, which is called: “Integrated Thermal Storage, Heat Exchanger, and Steam Generator” was done on December 4, 2018.

(2)	On February 5, 2019, we received a Notice of Allowance from the European Patent Office stating that our application for a patent in Europe had been approved. This patent deals with our integrated thermal storage product, which is based on the performance of three central functions: heat exchange, storage of heat at high temperatures, and the production of steam inside of the storage unit. The granting of the patent, which is called: “Integrated Thermal Storage, Heat Exchanger, and Steam Generation” was received in June 2019, upon the payment of the registration fee. The Company has continued to the national phase stage in Europe and registered the patent in the following countries on June 5, 2019: Belgium, Spain, Switzerland, Denmark, Germany, France, Great Britain, Italy, Luxembourg and Norway.

(3)	On July 4, 2019, we received a Notice of Allowance from the Israeli Patent Office stating that our application for a patent in Israel had been approved. This patent deals with our integrated thermal storage product, which is based on the performance of three central functions: heat exchange, storage of heat at high temperatures, and the production of steam inside of the storage unit. The granting of the patent, which is called: “Integrated Thermal Storage, Heat Exchanger, and Steam Generation” was done on December 27, 2019.

(4)	On February 5, 2023, a provisional application for a new patent has been submitted to the United State Patent office. The application name is “Dual HTF high temperature Sensible Energy Storage”. Application number 63/443,401. The provisional application enables us to submit the full patent during the following 12 months.

Trademarks

We have taken steps to register a trademark for our main product, the bGen™ storage system. If our trademark application is approved, we can add the TM mark on all of our documentation for the bGen, which is used to describe the product, its functionalities, and the technology.

The following table sets forth the jurisdictions in which we have submitted an application for the registration of the bGen™ as a trademark as of December 31, 2022:

Trademark No.	Application No.	Trademark	Grant Date	Application Date	Country
920352340	920352340	bGen in class 11	May 25, 2021	August 4, 2020	Brazil
6,708,110	90/088,601	bGen in class 11	April 19, 2022	August 3, 2020	United States
48639379	48639379	bGen in class 11	March 14, 2021	August 4, 2020	China
4598578	4598578	bGen in class 11	February 23, 2021	August 6, 2020	India
018347359	018347359	bGen in class 11	May 20, 2021	December 1, 2020	European Union
330,213	330,213	bGen in class 11	March 2, 2021	August 3, 2020	Israel

Competition

We operate as a supplier of TES solutions. The energy storage market is broad and contains segments that range from TES to electrical energy storage and other forms of energy storage. The current standard technologies for storing thermal energy are (a) molten salt, which tends to be high in price and maintenance costs, and (b) water, which is limited at low temperatures.

There are a number of companies currently operating in the TES market, primarily due to technological and funding challenges that exist in developing innovative energy storage solutions. Our direct competitors in the TES space are companies such as Energy Nest, KraftBlock, Kyoto, and Rondo. The focused segment by these competitors is the industrial decarbonization, where companies are required to switch to non-fossil fuels due to environment and increasing cost of carbon tax, while their require process heat, in the production lines, is in the medium to high temperature range. Kraftblock and Kyoto focused more in Europe, Rondo in the US. The companies differ in their Technology Readiness Level, or TRL, according to their number of installed Pilots and maturity, by their modularity approach which is essential in the industrial segment and by their capability of output temperatures. These companies are using mainly the sensible heat approach where Kyoto is using molten salt as the storage media, Rondo uses Shamot Bricks and Energy Nest the special developed concrete. Additional used technologies and approaches are observed in the TES arena but with a much lower TRL.

We believe to have several advantages over other technologies in parts due to: (i) the supply of energy continuously, economically, and around-the-clock, (ii) our modularity and solutions from small scale operations without impairing economic feasibility, (iii) our lower pricing due to low-cost materials, and (iv) our mature stage of TRL and are moving towards commercialization.

Environmental Matters

Our objective with using TES technology and implementations is to reduce carbon footprints, by replacing fossil fuels with renewable energy sources. The bGen™ storage solution’s main components are its crushed rock storage media, metals, and piping. Our technology does not use any hazardous materials. To the best of our knowledge, as of the date of this annual report, we do not have environmental risks that might have a significant impact on us. In addition, neither we nor our senior officers are a party to significant legal or administrative proceedings in connection with environmental matters.

Government Regulation

Our business includes the development, manufacturing, installation, maintenance, and operation of energy storage units. For each of these installations, a set of industry regulations, codes, and standards, are defined. These regulations relate to the specific installed environment, either in the industrial factory setting or in power-utilities setting. These codes and standards are related to equipment such as energy storage units, steam generation units, and boilers. The regulations and standards vary by jurisdiction, according to the installation site. For each new installation, the set of the required codes and standards is defined as part of the contract for the installation site. The system parts need to be designed, manufactured, and built in accordance with applicable local regulations and codes in force.

In addition, in accordance with the Business Licensing Order (Businesses Required for Licensing), 2013, our facility in the city of Dimona, Israel requires a business license. We have obtained such a business license that is effective through December 31, 2027.

C. Organizational Structure.

The following is a depiction of our organizational structure as of March 20, 2023:

Each of Brenmiller Energy (Rotem) Ltd., Brenmiller Energy Inc. and Brenmiller Energy NL B.V. is wholly owned by us. Brenmiller Energy (Rotem) Ltd. was established to commence operations in Rotem 1 Project. However, as of the date of this annual report, we have stopped this project and Brenmiller Energy (Rotem) Ltd. Has ceased operations due to a lack of financial resources and the shift in the Company’s focus. Brenmiller Energy Inc. is a Delaware company that was established to be our marketing subsidiary in the United States. Brenmiller Energy NL B.V. was incorporated in the Netherlands to function as a limited risk distributer of our products and services in Europe.

On December 21, 2021, we signed an agreement with Rani Zim Holdings (Pty.) Ltd. (an entity wholly owned by one of our major shareholders, Rani Zim), a company owned by one of our former directors and an unrelated party, for the establishment of a new company, Rani Zim Sustainable Energy Ltd., of which we and Rani Zim each hold 45% of its shares. The new company was formed as a joint venture that is jointly controlled by us and Rani Zim Holdings (Pty.) Ltd. and was intended to engage in promoting and marketing energy solutions in the Israeli market. In April 2022, the parties agreed to put the operations of this entity on hold until further notice.

D. Property, Plant and Equipment.

Our executive offices are located in Rosh Haayin, Israel and our primary production plant is located in Dimona, Israel. Our offices and the production plant in Dimona are leased and we do not own any real property.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2020 and December 31, 2021 can be found in our prospectus dated May 24, 2022 and filed with the SEC on May 25, 2022(Registration No. 333-264398).

Overview

We are a technology company that develops, produces, markets, and sells TES systems based on our proprietary and patented bGen™ technology. Our bGen™ technology uses crushed rocks to store heat at high temperatures, and our TES systems use that heat to dispatch consistent thermal energy on demand. For additional information on our technology and products, see “Item 4.D. Business Overview – Our Products – Research and Development” for additional information.

Components of our Operating Results

We have not generated significant revenues to date. Our revenues consist of revenues from the sale of our storage units, licensing fees and engineering services.

Our costs and expenses consist of the following components:

●	Cost of Revenues. Our cost of revenues consists of costs of raw materials and subcontractors, as well as labor, utility, and maintenance costs associated with the operation of our manufacturing facility, depreciation, and shipping and handling. In addition, the cost of revenues consists of costs and expenses relating to periods in which the plant did not operate in full capacity.

●	Research, Development, and Engineering Expenses, net. Our research, development, and engineering expenses consist primarily of payroll, including share-based compensation and related personnel expenses, cost of third-party consultants and subcontractors, expenditure on materials, office maintenance, and depreciation. Such expenses are net of government grants.

●	Marketing and Project Promotion Expenses, net. Our marketing and project promotion expenses consist primarily of payroll, including share-based compensation and related personnel expenses, office maintenance, project promotion and cost of third-party consultants.

●	General and Administrative Expenses. General and administrative expenses consist primarily of payroll, including share-based compensation and related personnel expenses, professional service fees for accounting, legal, bookkeeping, directors’ fees and associate costs.

●	Rotem 1 Project – Impairment and Closure Loss, net. Rotem 1 Project – Impairment and Closure Loss expenses consist primarily of write-down loss of the Rotem 1 project's asset held for sale and vacating expenses net of lease termination gain.
●	Other Expenses, net. Other expenses consist primarily of written off production line costs and our share in loss of joint venture.

Results of Operations

The following table presents our results of operations for the periods presented.

	Year Ended December 31,
Dollars in thousands, except per share data	2022	2021

Revenues:
Licensing fees	1,500	-
Thermal energy storage units sold	-	285
Other engineering services	20	110
	$1,520	$395
Costs and expenses:
Cost of revenues	(1,935)	(4,051)
Research, development and engineering expenses, net	(4,618)	(3,700)
Marketing and project promotion expenses	(1,222)	(747)
General and administrative expenses	(4,465)	(2,586)
Rotem 1 project – impairment and closure loss, net	(171)	(82)
Other expenses, net	(737)	(295)
Operating loss	(11,628)	(11,066)
Financial income	919	1,073
Financial expenses	(358)	(355)
Financial income, net	561	718
Net loss	$(11,067)	(10,348)
Loss per share:
Basic	$(0.76)	$(0.87)
Diluted	$(0.76)	$(0.94)

Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021

Revenues

Our revenues for year ended December 31, 2022 were $1,520 thousand, compared to $395 for the year ended December 31, 2021. The revenues for the year ended December 31, 2022 are primarily attributable to the recognition of revenue for licensing under the 2020 licensing agreement with Fortlev upon the final delivery of know-how for our project with Fortlev.

Cost of Revenues

Our cost of revenues for the year ended December 31, 2022 was $1,935 thousand, compared to $4,051 thousand for year ended December 31, 2021. The cost of revenues for the year ended December 31, 2022 includes $1,686 thousand related to operating costs not attributed to projects (mainly salary and related expenses) and $247 thousand related to the recognition of costs due to budget overruns of projects under construction for which revenues have not yet been recognized. For the year ended December 31, 2021, cost of revenues includes $2,515 thousand related to the recognition of costs due to budget overruns of projects under construction for which revenues have not yet been recognized, $560 thousand related to the revenues in such year, $863 thousand related to operating costs not attributed to project and $114 thousand related to a write-off of inventory.

Research, Development and Engineering Expenses, Net

The following table discloses the breakdown of research, development, and engineering expenses for the year ended December 31, 2022 and 2021:

	Year Ended December 31,
Dollars in thousands	2022	2021

Total research, development and engineering expenses	$4,893	$4,966
Less – grants	(275)	(1,266)
Total	$4,618	$3,700

Research, development, and engineering expenses, net for the year ended December 31, 2022, increased by 25% to $4,618 thousand, compared to $3,700 thousand for the year ended December 31, 2021. This increase was primarily due to an increase of $282 thousand in raw materials used in our research and development projects and a decrease of $991 thousand in government grants received in the year ended December 31, 2022, compared to the year ended December 31, 2021. This increase was offset by a decrease of $557 thousand in consultants and subcontractors, for the year ended December 31, 2022, compared to the year ended December 31, 2021.

We expect that our research, development, and engineering expenses will materially increase as we continue to develop our storage units and bGen™ technology.

Marketing and Project Promotion Expenses, Net

Marketing and project promotion expenses for the year ended December 31, 2022 increased by 64% to $1,222 thousand, compared to $747 thousand for the year ended December 31, 2021. The increase was primarily attributable to an increase of $433 thousand in payroll and related costs, mainly attributable to the recruitment of a new business development manager for the U.S market, and bonus payments and costs associated with share option plans.

We expect that our marketing and project promotion expenses will slightly increase as we continue to enhance our market penetration efforts mainly by partnering with local agents in our target markets.

General and Administrative Expenses

General and administrative expenses increased by 73% to $4,465 thousand for the year ended December 31, 2022, compared to $2,586 thousand for the year ended December 31, 2021. This increase was primarily attributable to an increase of $1,232 thousand in payroll and related costs, including bonuses and costs associated with share option plans. In addition, in the year ended December 31, 2022 there was an increase of $556 thousand in consultants and insurance expenses due to the increase of costs related to our listing on Nasdaq in May 2022.

Rotem 1 Project – Impairment and Closure Loss, net

Rotem 1 Project – impairment and closure loss expenses increased by 108% to $171 thousand for the year ended December 31, 2022, compared to $82 thousand for the year ended December 31, 2021. This increase was primarily attributable to $360 thousand in written off loss as an asset held for sale, net of $205 thousand of lease termination gain, compared to $82 thousand in written off loss during 2021. For further information, see Note 8(c) to our financial statements for the year ended December 31, 2022, included elsewhere in this annual report on Form 20-F).

Other Expenses, net

Other expenses, net for the year ended December 31, 2022 were $737 thousand, compared to $295 thousand for year ended December 31, 2021. Other expenses net in the year ended December 31, 2022, were attributable primarily to a $704 thousand loss from a write down of equipment and parts from our old production facility that cannot be utilized in our new Dimona production facility, compared to other expenses of $314 thousand for the year ended December 31, 2021.

Operating Loss

Based on the foregoing, our operating loss increased from $11,066 thousand for the year ended December 31, 2021, to $11,628 thousand for year ended December 31, 2022.

Financial Income, Net

Financial income, net for the year ended December 31, 2022 was $561 thousand, compared to financial income, net of $718 thousand for the year ended December 31, 2021. Our financial income in the year ended December 31, 2022, was primarily attributable to $671 thousand in exchange rate differences of the U.S. dollar and Israeli Shekel and $197 fair value adjustment of share option's liability on the warrants granted to Bank Leumi pursuant to an agreement signed on July 20, 2020 for the early repayment and settlement of Rotem's remaining debt and credit facility to the bank, compared to $17 thousand and $1,053 respectively for the year ended December 31, 2021. Our financial expenses in the year ended December 31, 2022, were primarily attributable $180 thousand adjustment of royalties' obligation, and $69 thousand interest on lease liabilities compared to $11 thousand, $179 thousand respectively for the year ended December 31, 2021. In addition, we bore $92 thousand of interest on the EIB facility for the year ended December 31, 2022.

Net Loss

Net loss for the year ended December 31, 2022 increased by 7% to $11,067 thousand, compared to $10,348 thousand for the year ended December 31, 2021. This increase was primarily attributable to an increase in the operating loss as described above, and a decrease in financial income, net.

B. Liquidity and Capital Resources.

Overview

Since our inception through December 31, 2022, we have funded our operations principally from receipt of approximately $100.9 million in proceeds mainly from the issuance of Ordinary Shares, options, convertible securities, loans and governmental grants. As of December 31, 2022, we had $6,508 thousand in cash and cash equivalents, of which $6,135 thousand is presented under current assets and $373 thousand under non-current assets.

The table below presents our cash flows for the periods indicated.

	Year Ended December 31,
Dollars in thousands	2022	2021

Cash used in operating activities	$(10,101)	$(8,021)
Cash used in investing activities	(1,362)	(238)
Cash provided by financing activities	10,477	14,198
Net increase (decrease) in cash and cash equivalents	$(986)	$5,939

Operating Activities

Since our incorporation, we have had ongoing losses and incurred negative cash flows from operating activities. For example, in the year ended December 31, 2022, we had operating losses of $11,628 thousand. We have mainly financed our activities in the year ended December 31, 2022 through the issuance of our Ordinary Shares and warrants, revenues from licensing fees and the sale of products, governmental grants, and from a loan received from the EIB. Management plans to continue to commercialize our products and services and secure sufficient financing through additional equity or debt financing. There are no assurances however, that we will be successful in obtaining the level of financing needed for our operations or that such financing will be available on terms acceptable to us.

Cash flows from operating activities consist primarily of loss adjusted for various non-cash items, including depreciation and amortization, loss from the write off of equipment and parts from our old production facility that cannot be utilized in our new Dimona production facility, impairment and closure net loss of Rotem 1 project, share-based compensation expenses, financial income or expenses, and gain or loss from fair value adjustment of share option liability. In addition, cash flows from operating activities are impacted by changes in operating assets and liabilities, which include inventories, accounts receivable, and other assets and accounts payable.

Net cash used in operating activities for the year ended December 31, 2022 was $10,101 thousand. This net cash used in operating activities primarily reflects a net loss of $11,067 thousand, net of non-cash expenses of $3,351 thousand, and an increase of $610 thousand in trade and other receivables, and $894 thousand in work in progress and inventory, as well as a decrease of $895 thousand in other payables and deferred revenue offset by an increase in trade payables of $14 thousand. Net non-cash expenses of $3,351 thousand consisted primarily of a share-based payment of $1,543 thousand, a depreciation and amortization of $774 thousand, a loss from a write down of production line of $704 thousand, an impairment and closure net loss of Rotem 1 project of $155 thousand, royalty obligations initial recognition and adjustment of $175 thousand and other financial expenses of $348 thousand, offset by a net gain of $197 thousand from fair value adjustment of share option liability and a provision of $183 thousand in connection with an onerous contract.

Net cash used in operating activities for the year ended December 31, 2021, was $8,021 thousand. This net cash used in operating activities primarily reflects a net loss of $10,348 thousand, net of non-cash expenses of $1,006 thousand, and an increase of $912 thousand in trade and other payables and deferred revenues, a decrease of $507 thousand in work in progress and inventory, offset by an increase of $98 thousand in trade and other receivables. Net non-cash expenses of $1,006 thousand consisted primarily of depreciation and amortization of $721 thousand, share-based payment of $507 thousand, a provision of $150 thousand in connection with an onerous contract, a loss from write down of production line of $311 thousand and other financial expenses of $187 thousand, offset by a net gain of $1,053 thousand from fair value adjustment of share option liability and a decrease in royalty obligations initial recognition and adjustment of $13 thousand.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2022, was $1,362 thousand. This net cash used in investing activities is attributable to capital expenditure of $1,465 thousand and investment in a joint venture of $33 thousand, offset by net redemption of restricted deposits and interest thereon of $136 thousand.

Net cash used in investing activities for the year ended December 31, 2021, was $238 thousand. This net cash used in investing activities is attributable to capital expenditure of $240 thousand, offset by net redemption of restricted deposits and interest thereon of $2 thousand.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2022, was $10,477 thousand. This net cash is attributed to net proceeds from the issuance of Ordinary Shares and warrants in connection with the second tranche of the private placement investment of $7,174 thousand, loan received from EIB of $3,726 thousand and amounts recognized as liability for royalties of $314 thousand, offset by payments with respect to lease liabilities and interest thereon in the amount of $647 thousand and repayment of royalty liability and bank loan of $90 thousand.

Net cash provided by financing activities for the year ended December 31, 2021, was $14,198 thousand. This net cash is attributed to net proceeds from issuance of shares and warrants in the total amount of $15,677 thousand, proceeds from the exercise of options of $20 thousand, and amounts recognized as liability for royalties of $24 thousand, offset by payments with respect to lease liabilities and interest thereon in the amount of $546 thousand and repayment of loans and other liabilities of $977 thousand.

Grants and other Funding Arrangements

The following table sets forth a summary of grants we have received from various institutions and government authorities as of the year ended December 31, 2022.

Institution/Government Authority	Approved Grant		Aggregate Amount received up to December 31, 2022		Total liabilities in respect of grants received (Including Interest) included in financial statements
	(U.S. dollars, thousands)
IIA	$5,363	(1)	$4,229	(1)	$647
Ministry of Economy and Industry	254	(1)	236	(1)	56
Ministry of Energy	904	(1)	641	(1)	604
BIRD Foundation	662		642		-
NYPA	580		580		776
Total	$7,763		$6,328		$2,083	(2)

(1)	Amounts in NIS provided in U.S. dollars for convenience using the exchange rate as of December 31, 2022 of NIS 3.519 to $1.00.

(2)	Liability for royalties included in our financial statements also include a royalty liability concerning the EIB facility in an amount of $320 thousand.

European Investment Bank

On March 31, 2021 we signed an agreement with the EIB to receive financing for our expansion plan and the establishment of an advanced production plant for thermal storage systems in Israel. The funding is limited to a total sum of EUR 7.5 million. The funding will be granted in a co-funding track, where EIB will allow withdrawals of sums equal to capital investments in the Company. We have obtained a business license, which is a precondition to withdrawing funds from the EIB that is effective through December 31, 2027.

The withdrawals are available in two tranches. On July 28, 2022, the first tranche of €4 million ($4.1 million) was drawn down by us with a 5.0% fixed annual interest rate. Interest payments are due annually on July 28 of each year and the principal shall be repaid in equal annual payments starting from July 28, 2026 and maturing on July 28, 2028. The second tranche of €3.5 million ($3.5 million) is available within 36 months of signing the EIB facility, subject to certain conditions.

Pursuant to the terms of the EIB agreement, we cannot undergo any change of control which would cause Avraham Brenmiller, our largest shareholder, to hold less than 25% of the Company’s share capital without the approval of EIB. Moreover, we are required to pay annual royalties at a rate of 2.0% on all gross sales of TES systems that we produce each quarter until a royalty cap of the amounts that have been disbursed under the facility is reached. Prior to the receipt of the first tranche, on May 29, 2022, we pledged to EIB a first ranking floating security interest in the equipment that has been purchased for the expansion of our automated production facility as well as all of the revenues generated from the sale of TES systems manufactured by us. (For more information, see Note 12A to our financial statements for the year ended December 31, 2022, included elsewhere in this annual report on Form 20-F).

Among other customary terms included in the agreement, the facility agreement with EIB provides for the following covenants, including a prohibition on the sale of certain assets except in the ordinary course of business, a prohibition on the execution of a merger or a structural change in the Company’s group, restrictions on incurring indebtedness without the prior written consent of EIB other than trade credit extension, restrictions on intercompany loans, our compliance with EU and Israeli environmental laws, prohibitions on the distribution of dividends without the prior written consent of EIB and limitations on our ability to receive only permitted government grants scheduled in the agreement and up to the amount that is set forth in the agreement. Furthermore, we may not create a negative pledge of security over our assets, subject to certain conditions, and we covenant to maintain a balance of cash and cash equivalents of at least €350,000. (For more information on our facility with EIB, see Note 12A to our consolidated financial statements included elsewhere in this report.)

Current Outlook

As of December 31, 2022, our total cash and cash equivalents were $6,508 thousand. On February 16, 2023, the 2022 Private Placement and the Additional Investment were completed, resulting in gross proceeds to us of $3.625 million and our issuance to such investors an aggregate of 2,338,264 Ordinary Shares and 2,338,264 warrants to purchase Ordinary Shares at an exercise price of NIS 6.13 per share. The warrants are exercisable until February 16, 2028. See “Item 7.Major Shareholders and Related Party Transactions—Changes in Percentage Ownership by Major Shareholders.”

We have financed our operations to date primarily through proceeds from issuance of our Ordinary Shares and warrants, revenues from sales of products, a loan from EIB and governmental grants. We have incurred losses and generated negative cash flows from operations since inception in 2012.

We expect to generate revenues from the sale of our products and other revenues in the future. However, we do not expect these revenues to support all of our operations in the near future. We expect our expenses to increase in connection with our activities, particularly as we continue the development of our products, and continue our commercialization efforts. Accordingly, we expect that we will require substantial additional funding in connection with the growth of our operations, continuing our research and development activity, commercializing our products and to proceed with pilot projects that partly will have to be financed by us in order to penetrate relevant markets. Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through debt and equity financings, through government grants and receiving the second tranche of the loan from our EIB facility. However, there is no assurance that we will be successful accomplishing these plans. If we are unable to obtain sufficient capital it may need to reduce, delay, or adjust its operating expenses, including commercialization of existing products or be unable to expand our operations, as desired. We expect to continue incurring losses and negative cash flows from operations until our products reach profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, our management and auditors have concluded that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about our ability to continue as a going concern. See “Item 3.D.Risk Factors—Risks Related to Our Financial Condition and Capital Requirements—Our management has concluded and the report of our independent registered public accounting firm contains an explanatory paragraph that indicates that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.”

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 4.B. Intellectual Property—Patents”, “Item 5.A. Operating Results—Research, Development and Engineering Expenses, Net” and “Item 5.A. Results of Operations— Comparison of the year ended December 31, 2022, to the year ended December 31, 2021— Research and Development Expenses, net.”

D. Trend Information

COVID-19 Pandemic

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain. As of the date of this annual report, our management continues to examine the impacts of COVID-19 and are unable to estimate the full extent of its possible effects. No significant adverse effect on our operations and on the results of our operation, is apparent at this stage. However, we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, our third-party partners, our investments in marketable securities, and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Item 3.D. – Risk Factors– We face business disruption and related risks resulting from the COVID-19 pandemic, which has had a material adverse effect on our business and results of operations.”

Commodity Price Trends

The price for certain metals, such as steel and aluminum, have a direct effect on the costs we incur and the prices for our products. Commodity prices for steel and aluminum reached highs around the months of March 2022 and May 2022, respectively, and since such time their prices are gradually returning to the market prices at levels similar to before the COVID-19 pandemic. However, we cannot predict if this trend in commodity prices for steel and aluminum will continue.

Impact of Inflation and Higher Interest Rates

The global economy has entered into a period of inflation, higher interest rates and slower economic growth and some regions may experience a recessionary period and we cannot predict how long such conditions may last or what their ultimate impact may be on our business. Global economic conditions may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers or potential customers, increase the cost of borrowing, limit our ability to access financing or increase our cost of financing to meet liquidity needs and finance our projects, and affect the ability of our customers to use credit to purchase our products or to make timely payments to us, all of which could have a material adverse effect on our business, financial condition, financial performance and cash flows. Inflationary pressures could also increase our wage costs and impact our cash flows.

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in note 3 to our consolidated financial statements, which are included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report:

Name	Age	Position
Avraham Brenmiller	70	Chief Executive Officer, Chairman of the Board of Directors
Ofir Zimmerman	47	Chief Financial Officer
Doron Brenmiller	39	Chief Business Officer, Director
Nir Brenmiller	43	Chief Operating Officer, Director
Rami Ezer	60	Chief Technology Officer
Avi Sasson	48	Executive Vice President – Operation
Eitan Machover(1)(2)(3)(4)(5)	60	Director
Nava Swersky Sofer(1)(2)(3)(4)(5)	57	Director
Ziv Dekel(1)(2)(5)	58	Director
Chen Franco-Yehuda(1)(2)(3)(4)(5)	39	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	External Director (as defined under Israeli law)

(4)	Independent Director (as defined under Israeli law)

(5)	Independent Director (as defined under Nasdaq Stock Market rules)

Avraham Brenmiller, Chief Executive Officer and Chairman of the Board of Directors

Mr. Avraham Brenmiller has served as our Chief Executive Officer since January 2012 and as Chairman of our board of directors since January 2012. Mr. A. Brenmiller graduated from Ohio State University, with a Mechanical Engineering degree. Additionally, he holds another Mechanical Engineering degree from ORT Technikum Givatayim in Israel, and an M.B.A for engineers from The Israeli Center for Management. Mr. A. Brenmiller has vast operational experience as a CEO and director at international companies, which our board of directors believes qualifies him to serve as a director. Mr. A. Brenmiller will serve as Chairman of our board of directors until July 2023.

Ofir Zimmerman, Chief Financial Officer

Mr. Ofir Zimmerman has served as our Chief Financial Officer since August 2020. Mr. Zimmerman holds a B.A. in Business Management and Accounting from the College of Management Academic Studies in Israel, Additionally, he holds a certificate as an Industrial and Management Technician. He was the Deputy Chief Financial Officer of Mitrelli Group and BSW International group. Mr. Zimmerman was also a financial advisor to Brenmiller Energy Ltd. prior to becoming its Chief Financial Officer for a year and a half.

Doron Brenmiller, Chief Business Officer and Director

Mr. Doron Brenmiller has served as our Chief Business Officer since January 16, 2022 and has been a member of our board of directors since 2012. Previously, Mr. D. Brenmiller served as our Executive Vice President since 2012. Mr. D. Brenmiller holds a B.A, in Electrical Engineering from Tel Aviv University in Israel, and an M.B.A from INSEAD Business School in France. Mr. D. Brenmiller excellence and executive experience, qualifies him to serve as a director.

Nir Brenmiller, Chief Operating Officer and Director

Mr. Nir Brenmiller has served as our Chief Operating Officer since January 16, 2022 and has been a member of our board of directors since 2012. Previously, Mr. N. Brenmiller served as our Executive Vice President since 2012. Mr. N. Brenmiller holds a B.A. in Computer Science from the IDC – Reichman University in Israel, and an M.B.A from The Hebrew University in Jerusalem. Mr. N. Brenmiller technological and executive experience qualifies him to serve as a director.

Rami Ezer, Chief Technology Officer

Mr. Rami Ezer has served as our Chief Technology Officer since January 16, 2022, before which time he served as our Chief Engineering Officer since November 2012. Mr. Ezer holds a B.S.C in Material Science from Ben-Gurion University in Israel.

Avi Sasson, Executive Vice President – Operation

Mr. Avi Sasson has served as our Executive Vice President – Operation since January 16, 2022, before which time he served as our Chief Operating Officer since January 2012. Mr. Sasson holds a B.Sc. in Industrial Engineering and Management from Tel Aviv University.

Eitan Machover, Director

Mr. Eitan Machover has served on our board of directors as an external director since October 2017. Mr. Machover is a partner in Meditech Advisor LLC, and he is the founder and CEO of EM Advisory Services LTD. Mr. Machover also serves as a director at VVT Medical Ltd. Epsilon Underwriting Ltd. and STG Ltd., and Electra Real Estate Ltd. He is also an observer of The Shanti House NGO board. Mr. Machover holds a B.A. in Business Communications from Emerson College, and an M.B.A from Boston College in Massachusetts. Mr. Machover contributes leadership, capital markets experience, and strategic insight as well as innovation in technology to the Board, which our board of directors believes qualifies him to serve as a director.

Nava Swersky Sofer, Director

Ms. Nava Swersky Sofer has served on our board of directors as an external director since June 2019 and chairs our audit and compensation committees. Ms. Swersky Sofer is head of innovation and technology at Rimon College of Music and also serves as a director of iArgento Hi Tech Assets, LP; CIITech Ltd., the NGO Hadassah Neurim, INSME (based in Rome, Italy) and Praxis Spinal Cord Institute (based in Vancouver, Canada). She also serves on the boards of governors of the Tel Aviv – Yaffo Academic College and the Ruppin Academic Centre. Ms. Swersky Sofer holds an LL.B. from Tel Aviv University in Israel and an M.B.A. from IMD International in Lausanne, Switzerland, as well as diplomas from the Sorbonne in France, the Intituto Trentito in Italy, and the Goethe Institute in Germany. Ms. Swersky Sofer is admitted to the Israeli Bar Association. Ms. Swersky Sofer has legal and financial experience as well as vast experience as director and manger in multiple companies and institutions, which our board of directors believes qualifies her to serve as a director.

Ziv Dekel, Director

Mr. Ziv Dekel has served on our board of directors since 2012. Mr. Dekel holds a B.S. in Economics and is certified in Business Management from Tel Aviv University in Israel. Mr. Dekel acts as a managing partner of Blue Sky Holding and Management (2004) Ltd. since 2007. Mr. Ziv has also served as a director for Propound Investment House Ltd., Propound holdings 2012 LTD, and the Center for Medical Genetics Ltd. Mr. Dekel is a known advisor to companies and has vast investment experience, which our board of directors believes qualifies him to serve as a director.

Chen Franco-Yehuda, Director

Mrs. Franco-Yehuda has served on our board of directors as an external director since August 2022. Mrs. Franco-Yehuda also serves as CFO, Treasurer, and Secretary of Pluri Inc., formerly Pluristem Therapeutics Inc., (NASDAQ: PLUR) since March 2019 where she is responsible for managing the financial and corporate strategy, and lead the IT, investor relations, public relations and the legal department. She also serves as board member at Ever After Foods, a joint venture established by Pluri and Tnuva group, in the food tech field. Prior to being appointed as Pluri’s CFO, Mrs. Franco-Yehuda performed several roles in the finance department of Pluri since May 2013. From October 2008 to April 2013, Mrs. Franco-Yehuda served as a manager of audit groups relating to public and private companies in various industries at PricewaterhouseCoopers (PwC) and also as a lecturer of accounting classes at the Open University of Israel from 2009 to 2014. Mrs. Franco-Yehuda holds a bachelor’s degree in economics and accounting from Haifa University and is a certified public accountant in Israel. Based on her financial background and experience, our board of directors believes that she is qualified to serve as a director.

Board Diversity Matrix

Brenmiller Energy Ltd. - Board Diversity Matrix (As of March 20, 2023)
Board Size:
Total Number of Directors	7

	Female	Male	Non- Binary	Did Not Disclose Gender
Gender:
Directors:	2	5	-	-
Number of Directors Who Identify in Any of the Categories Below:
African American or Black	-	-	-	-
Alaskan Native or Native American	-	-	-	-
Asian	-	-	-	-
Hispanic or Latinx	-	-	-	-
Native Hawaiian or Pacific Islander	-	-	-	-
White	2	5	-	-
Two or More Races or Ethnicities	-	-	-	-
LGBTQ+	-
Did not Disclose Demographic Background

Family Relationships

Mr. Avraham Brenmiller, our Chief Executive Officer, Chairman of the board of directors and our largest shareholder, is the father of Doron Brenmiller, our Chief Business Officer and director, and Nir Brenmiller, our Chief Operating Officer and director (see “Item 7.B.Related Party Transactions” for additional information).

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with controlling shareholders, customers, suppliers, or others pursuant to which any of our executive management or our directors were selected (see “Item 7.B.Related Party Transactions” for additional information).

B. Compensation

Employment Agreements with Executive Officers

Compensation

The aggregate compensation, including share based compensation, paid by us to our executive officers and directors for the year ended December 31, 2022 was $2,524 thousand. The following table sets forth information concerning the compensation of our six most highly compensated executive officers for the year ended December 31, 2022. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of dollars upon a conversion rate of 3.358 NIS/USD, for the year ended December 31, 2022.

Name and Principal Position	Salary, Pension, Retirement and Other Similar Benefits (Management)	Share Based Compensation	Total
Avraham Brenmiller Chief Executive Officer, Chairman of the Board of Directors	$239	$421	$660
Ofir Zimmerman Chief Financial Officer	$288	$63	$351
Doron Brenmiller Chief Business Officer, Director	$259	$106	$365
Nir Brenmiller Chief Operating Officer, Director	$259	$106	$365
Avi Sasson Executive Vice President – Operation	$248	$58	$306
Rami Ezer Chief Technology Officer	$267	$58	$325

Employment and Advisory Agreements with Executive Officers

We have entered into written employment and advisory agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors’ and officers’ insurance.

For a description of the terms of our options and option plans, see “Item 6.E. Share Ownership” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with the Company. In addition, On August 25, 2022, following the recommendation of our remuneration committee, and the approval of the board of directors, our shareholders approved the adoption of a new compensation policy for our officers and directors.

Our directors collectively earned approximately NIS 509 thousand ($152 thousand) out of which direct service cost paid was approximately NIS 254 thousand ($76 thousand) and share based compensation of approximately NIS 255 thousand ($76 thousand) for their services as directors in the year ended December 31, 2022.

Differences between the Companies Law and Nasdaq Requirements

Companies incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on Nasdaq, are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating, among others, to such matters as the composition and responsibilities of the audit committee and the compensation committee (subject to certain exceptions that we intend to utilize), and a requirement to have an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the rules of the Nasdaq Stock Market and other applicable provisions of U.S. securities laws to which we are subject as a foreign private issuer. Under the Nasdaq Stock Market Rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the Nasdaq Rules, except for certain matters including the composition and responsibilities of the audit committee.

C. Board Practices

Introduction

Our board of directors presently consists of seven members, including three external directors, two of which are required to be appointed under the Companies Law. We believe that Ziv Dekel, Chen Franco-Yehuda, Eitan Machover and Nava Swersky Sofer are “independent” for purposes of the Nasdaq Stock Market rules.

Under the Company’s Articles of Association, the board of directors is to consist of not less than three (3) and not more than ten (10) directors.

Our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or executive management. Our Chief Executive Officer is responsible for our day-to-day management and has individual responsibilities established by our board of directors. The Chief Executive Officer is appointed by and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him.

All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Each director, except external directors, will hold office until the next annual general meeting of our shareholders following his or her appointment, or until he or she resigns or unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association.

In addition, under certain circumstances, our articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), until the next annual general meeting in which directors may be appointed or terminated. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law (see “Item 6.C.Board Practices—External Directors” below).

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may propose to add to the agenda of a general meeting a nomination of a director. However, any such shareholder may make such a request for nomination only if a notice of such shareholder’s intent to make such nomination has been given to our board of directors in accordance with the regulations promulgated under the Companies law. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of the Company who are required to have accounting and financial expertise is three.

The board of directors must elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for periods not exceeding three years each, that the chairman or his relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, our Chief Executive Officer also serves as our Chairman of the Board of Directors, and as such requires a shareholder approval by a special majority, which was given on February 9, 2022, for a period of 18 months, until July 2023.

The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee and compensation committee are described below.

Minutes of the Board meetings are kept at our offices.

The board of directors oversees how management monitors compliance with our risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by us. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our audit committee.

The quorum for starting a meeting of the board of directors is half of the members of the board of directors holding office at the time of the meeting. The board of directors may demand that another quorum will be determined for starting a meeting of the board of directors. Resolutions of the board of directors are adopted by a majority of the directors present and voting at the meeting, without taking into account the votes of abstainers.

According to the Companies Law, a person who does not possess the skills required and the ability to devote the appropriate time to the performance of the office of director in a company, taking into consideration, among other things, the special requirements and size of that company, shall neither be appointed as a director nor serve as a director in a public company. A public company shall not convene a general meeting if the agenda of which includes the appointment of a director, and a director shall not be appointed unless the candidate has submitted a declaration that he or she possesses the skills required and the ability to devote the appropriate time to the performance of the office of director in the company, that sets forth the aforementioned skills and further states that the limitations set forth in the Companies Law regarding the appointment of a director do not apply in respect of such candidate.

A director who ceases to possess any qualification required under the Companies Law for holding the office of director or who becomes subject to any ground for termination of his/her office must inform the company immediately and his/her office shall terminate upon such notice.

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence. As of the date hereof, our external directors are Ms. Nava Swersky Sofer, Mr. Eitan Machover and Mrs. Chen Franco-Yehuda.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the Board, who is an independent director under the Nasdaq Stock Market rules, has “financial and accounting expertise,” and the other external directors have “professional expertise”. An external director may not be appointed to an additional term unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment there is an external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors. We have determined that Mrs. Chen Franco-Yehuda and Messrs. Doron Brenmiller, Nir Brenmiller, Ziv Dekel and Eitan Machover have accounting and financial expertise.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses a high degree of proficiency in, and an understanding of, business – accounting matters and financial statements, such that he or she is able to understand the financial statements of the company in depth and initiate a discussion about the manner in which financial data is presented. A director is deemed to have “professional expertise” if he or she holds an academic degree in certain fields or has at least five years of experience in one of the said fields or in certain senior positions.

External directors are elected by a majority vote at a shareholders’ meeting, as long as either:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

●	the total number of shares voted against the election of the external director, does not exceed 2% of the aggregate voting rights of the company.

The Companies Law provides for an initial three-year term for an external director. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that:

(1)	his or her service for each such additional term is recommended by one or more shareholders holding at least one percent of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent of the aggregate voting rights in the company and subject to additional restrictions set forth in the Companies Law with respect to the affiliation of the external director nominee as described below;

(2)	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same disinterested majority required for the initial election of an external director (as described above); or

(3)	the external director offered his or her service for each such additional term and was approved in accordance with the provisions of section (1) above.

Notwithstanding the above, the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Stock Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirmed and presented to the general shareholders meeting that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

The Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, with a holder of 5% or more of the issued share capital or voting power in the company or with the most senior financial officer.

The term “relative” is defined under the Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions):

●	an employment relationship;

●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an officeholder, excluding director who was appointed as a director of the private company in order to serve as an external director following an initial public offering.

The term “officeholder” is defined under the Companies Law as a general manager/chief executive officer, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. An external director may not be paid, excluding amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage, other than for his or her service as an external director as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an officeholder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and one year with respect to other relatives of the former external director.

External directors may be removed only by a special general meeting of shareholders called by the board of directors after the board has determined the occurrence of circumstances allow such dismissal, at the same special majority of shareholders required for their election, or by a court order, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the Company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholder’s meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of a company may not be appointed as an external director of another company if at the same time a director of such other company is acting as an external director of the first company.

Under regulations promulgated pursuant to the Companies Law, a company with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including Nasdaq, may adopt exemptions from various corporate governance requirements of the Companies Law, so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, as well as exemption from limitations on directors’ compensation. As of the date of this annual report, the Company has a controlling shareholder and therefore cannot use such exemptions.

In October 2020, the general meeting of shareholders approved the re-appointment of Mr. Eitan Machover as an external director for a three year period from October 16, 2020. In June 2022, the general meeting of shareholders approved the appointment of Ms. Nava Swersky Sofer as an external director for a second term three year period from June 20, 2022. In August 2022, the general meeting of shareholders approved the appointment of Ms. Chen Franco-Yehuda as an external director for a three year period from August 25, 2022.

Independent Directors Under the Companies Law

An “independent director” is either an external director or a director who meets the same non-affiliation criteria as an external director (except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications), as determined by the audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Regulations promulgated pursuant to the Companies Law provide that a director in a public company whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, who qualifies as an independent director under the relevant non-Israeli rules and who meets certain non-affiliation criteria, which are less stringent than those applicable to independent directors as set forth above, would be deemed an “independent” director pursuant to the Companies Law provided: (i) he or she has not served as a director for more than nine consecutive years; (ii) he or she has been approved as such by the audit committee; and (iii) his or her remuneration shall be in accordance with the Companies Law and the regulations promulgated thereunder. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

The company may extend the office of an independent director for more than nine consecutive years, for period(s) which do not exceed three years each, provided that the audit committee and the board of directors of the company confirmed and presented to the general meeting of shareholders that, in light of the independent director’s expertise and special contribution to the board of directors and its committees, the re-election for such additional period(s) is in the company’s best interest.

Alternate Directors

As required under the Companies Law, our Articles of Association provide that any director may appoint as an alternate director, by written notice to us, any individual who is qualified to serve as director and who is not then serving as a director or alternate director for any other director. An alternate director of an external director, or an independent director, shall be qualified to serve as an external director or an independent director. The alternate director must have the same financial expertise or professional qualifications as the director who appointed him or her. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. Currently, no alternate directors serve on our Board.

Committees of the Board of Directors

Our board of directors has established two standing committees, the audit committee and the compensation committee.

Audit Committee

Under the Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

In addition, a majority of the members of the audit committee of a publicly-traded company must be independent directors under the Companies Law. Our audit committee is comprised of Mr. Ziv Dekel, Ms.
Chen Franco-Yehuda, Mr. Eitan Machover and Ms. Nava Swersky Sofer.

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of the Company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an officeholder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “Item 6.C. Directors, Senior Management and Employees - Board Practices - Approval of Related Party Transactions under Israeli law”);

(iii)	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iv)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(v)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

(vi)	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees; and

(vii)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Item 6.C. Directors, Senior Management and Employees - Board Practices - Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors under the Companies Law, including at least one external director.

Our board of directors adopted an audit committee charter effective upon the listing of our Ordinary Shares on Nasdaq setting forth, among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation, or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor, and reviewing the effectiveness of our system of internal control over financial reporting;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors; and

●	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receiving reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommending to our board of directors if so required.

Nasdaq Stock Market Requirements for Audit Committee

Under the Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate, and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee currently include Mrs. Chen Franco-Yehuda, Ms. Nava Swersky Sofer and Mr. Eitan Machover, who are external directors, and Mr. Ziv Dekel, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Ms. Nava Swersky Sofer serves as the Chairperson of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to (i) who may not be a member of the committee; and (ii) who may not be present during committee deliberations as described above.

Our compensation committee consists of Mrs. Chen Franco-Yehuda, Mr. Eitan Machover, Ms. Nava Swersky Sofer, and Mr. Ziv Dekel. The Chairperson of our compensation committee is Ms. Nava Swersky Sofer. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our articles of association, on all aspects referring to its independence, authorities, and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

Our compensation committee is responsible for, inter alia:

(a) reviewing and making recommendations to the board of directors with respect to the approval of the compensation policy with respect to the terms of office and employment of officeholders and (please see below for details on compensation policy under Israeli law);

(b) periodically reviewing the implementation of the compensation policy and providing the board of directors with recommendations with respect to any amendments or updates thereto;

(c) reviewing and resolving whether or not to approve arrangements with respect to the terms of office and employment of officeholders;

(d) overriding a determination of the shareholders in relation to certain compensation-related issues, subject to the approval of the board of directors and under special circumstances, such as, the approval of our compensation policy, after such compensation policy was reconsidered by the committee and on the basis of detailed reasons, the committee and thereafter the board of directors determined that the adoption of the compensation policy is in the best interests of the Company despite the objection of the general meeting;

Compensation Policy

Under the Companies Law, a compensation policy with respect to the terms of office and employment of officeholders must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Item 6.C. Directors, Senior Management and Employees - Board Practices - Approval of Related Party Transactions under Israeli law.”) Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including the advancement of the company’s objectives, the company’s business, and its long-term strategy, and the creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size, and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise, and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the cost of the terms of service of an officeholder and the average median compensation of the other employees of the company (including those employed through manpower companies), including the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals, and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	with the exception of officeholders who report directly to the chief executive officer, the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of its grant;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective.

Our compensation policy is designed to promote our long-term goals, work plan and policy, retain, motivate and incentivize our directors and executive officers while considering the risks that our activities involve, our size, the nature and scope of our activities, and the contribution of an officer to the achievement of our goals and maximization of profits, and align the interests of our directors and executive officers with our long-term performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities, and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers, and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses (including annual and one-time bonus) are limited to a maximum amount. In addition, our compensation policy provides for a recommended maximum ratio between the total variable (cash bonuses and equity-based compensation) and non-variable (base salary) compensation components, in accordance with an officer’s respective position with the company.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. Our Chief Executive Officer will be entitled to recommend performance objectives to such executive officers, and such performance objectives will be approved by our compensation committee (and if required by law, by our board of directors and the general meeting, in the case of board members and/or officeholders which are controlling shareholders).

The performance measurable objectives of our Chief Executive Officer will be determined annually by our compensation committee and board of directors. In case the Chief Executive Officer is not a controlling shareholder, according to the Company’s compensation policy, a less significant portion of Chief Executive Officer’s annual cash bonus may be based on a discretionary evaluation of the Chief Executive Officer’s respective overall performance by the compensation committee and the board of directors and require shareholder approval for such payment in the event the Chief Executive Officer is also a controlling shareholder of the company.

The equity-based compensation under our compensation policy for our executive officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based compensation such as restricted share units or restricted shares in accordance with our equity plan then in place. Share options, restricted shares, or restricted share units granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, enables our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

Our compensation policy also provides compensation to the members of our board of directors as follows: (i) an annual compensation and participation compensation which will be determined in accordance with the provisions of the Companies Regulations (Rules Regarding Renumeration and Expenses for an External Director), 2000, and the Companies Regulations (Exemptions for Dual Companies), 2000, or the Compensation Regulations, as may be amended from time to time and according to the Company’s rank; (ii) compensation for travel and parking expenses; and (iii) equity-based compensation, including external directors and independent directors, all in accordance with our compensation policy and applicable law. According to our compensation policy, directors who also serve as officeholders will not receive directors’ compensation in addition to their compensation for their duty as officeholders.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. Our internal auditor is Haim Laham. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or officeholder, or a relative of any interested party or officeholder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not an interested party in the Company and not our employee.

Remuneration of Directors

Under the Companies Law, remuneration of our directors is subject to the approval of the compensation committee, thereafter by the board of directors, and thereafter, unless exempted under the regulations promulgated under the Companies Law, by the general meeting of the shareholders. According to the regulations, directors who are being compensated in accordance with such regulations are generally entitled to an annual fee, a participation fee for board or committee meetings and reimbursement of travel expenses for participation in a meeting which is held outside of the director’s place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the regulations and are based on the classification of the Company according to the size of its capital. Remuneration of a director who is compensated in accordance with the regulations, in an amount which is less than the fixed annual fee or the fixed participation fee, requires the approval of the compensation committee, the board of directors and the shareholders (in that order). A company may compensate a director (who is compensated in accordance with the regulations) in shares or rights to purchase shares, in addition to the annual and the participation fees, and the reimbursement of expenses, subject to certain limitations set forth in the regulations and the compensation policy. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.

Fiduciary Duties of Officeholders

The Companies Law imposes a duty of care and a duty of loyalty on all officeholders of a company.

The duty of care requires an officeholder to act with the level of care with which a reasonable officeholder in the same position would have acted under the same circumstances. The duty of care of an officeholder includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an officeholder requires an officeholder to act in good faith and for the benefit of the company and includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

●	refrain from any action that is competitive with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the officeholder has received due to his position as an officeholder.

Under the Companies Law, a company may approve an act specified above which would otherwise constitute a breach of the officeholder’s fiduciary duty, provided that the officeholder acted in good faith, neither the act nor its approval harms the company, and the officeholder discloses his, her or its personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval and the methods of obtaining such approval.

Insurance

Under the Companies Law, a company may obtain insurance for any of its officeholders against the following liabilities incurred due to acts he or she performed as an officeholder, if and to the extent provided for in the company’s articles of association:

●	breach of his or her duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the officeholder;

●	a breach of his or her duty of loyalty to the company provided that the officeholder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests;

●	a financial liability imposed upon him or her in favor of another person; and

●	any other event, occurrence or circumstance in respect of which it may lawfully insure an officeholder.

Without derogating from the aforementioned, subject to the provisions of the Companies Law and the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, we may also enter into a contract to insure an officeholder, in respect of expenses arising from their legal liability, including reasonable litigation expenses and legal fees, incurred by an officeholder in relation to an administrative proceeding instituted against such officeholder or payment required to be made to an injured party, pursuant to certain provisions of the Israeli Securities Law.

We currently have directors’ and officers’ liability insurance, providing total coverage of $10 million per occurrence and in the aggregate for all losses arising out of all claims made against all insured, including reasonable defense costs, subject to the terms, conditions and exclusions of the policy. We also have a Side A Policy, covering $5 million per occurrence and in the aggregate, including reasonable defense costs.

Indemnification

The Companies Law and the Israeli Securities Law provide that a company may indemnify an officeholder against the following liabilities and expenses incurred for acts performed by him or her as an officeholder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an officeholder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the officeholder (i) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (a) no indictment (as defined in the Companies Law) was filed against such officeholder as a result of such investigation or proceeding; and (b) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (ii) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the officeholder or imposed on him or her by a court: (i) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (ii) in criminal proceedings of which he or she was acquitted; or (iii) as a result of a conviction for a crime that does not require proof of criminal intent;

●	expenses incurred by an officeholder in connection with an Administrative Procedure under the Israeli Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees or payment required to be made to an injured party, pursuant to certain provisions of the Israeli Securities Law. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Israeli Securities Law; and

●	any other liability or expense for which it is permitted and/or will be permitted to indemnify an officeholder.

The Companies Law also permits a company to undertake in advance to indemnify an officeholder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and

●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

Under the Companies Law, exculpation, indemnification, and insurance of officeholders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of officeholders does not require shareholder approval and may be approved by only the compensation committee if the engagement terms are determined in accordance with the company’s compensation policy, which was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.

Indemnification letters, covering indemnification and insurance of those liabilities imposed under the Companies Law and the Israeli Securities Law, as discussed above, were granted to each of our officeholders and were approved for any future officeholders.

The maximum indemnification amount set forth in such letters to all of our officeholders is limited to an amount equal to the higher of: (i) $5,000,000; and (ii) 25% of our total shareholders’ equity, neutralizing a provision made for such indemnification, as reflected in our most recent financial statements (annual or quarterly) prior to the date on which the indemnity payment is made. The maximum amount set forth in such letters is in addition to any amount paid (if paid) under insurance and/or by a third party pursuant to an indemnification arrangement.

In the opinion of the SEC, indemnification of directors and officeholders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an officeholder from liability for a breach of his or her duty of loyalty but may exculpate in advance an officeholder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association provide that we may exculpate, in whole or in part, any officeholder from liability to us for damages caused to the company as a result of a breach of his or her duty of care. Subject to the aforesaid limitations, under the indemnification agreements, we exculpate and release our officeholders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Exculpation letters were granted to each of our officeholders and were approved for any future officeholders.

Limitations

The Companies Law provides that we may not exculpate or indemnify an officeholder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the officeholder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the officeholder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the officeholder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) an act committed with the intention of making a personal profit unlawfully; or (4) any fine, monetary sanction, penalty or forfeit levied against the officeholder.

Under the Companies Law, exculpation, indemnification and insurance of officeholders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain officeholders or under certain circumstances, also by the shareholders.

Our articles of association permit us to exculpate (subject to the aforesaid limitation), indemnify and insure our officeholders to the fullest extent permitted or to be permitted by the Companies Law.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as of our articles of association, which are exhibits to this registration statement of which this annual report forms a part, and are incorporated herein by reference.

There are no service contracts between us or any of our subsidiaries, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

Approval of Related Party Transactions under Israeli Law

General

Under the Companies Law, we may approve an action by an officeholder from which the officeholder would otherwise have to refrain, as described above, if:

●	the officeholder acts in good faith and the act or its approval does not cause harm to the company; and

●	the officeholder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Officeholder

The Companies Law requires that an officeholder discloses to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company, including without limitations, any material document or fact regarding such transaction. If the transaction is an extraordinary transaction, the officeholder must also disclose any personal interest held by:

●	the officeholder’s relatives; or

●	any corporation in which the officeholder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

An officeholder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is a transaction:

●	not in the ordinary course of business; or

●	not on market terms; or

●	that is likely to have a material effect on the company’s profitability, assets or liabilities.

The Companies Law does not specify to whom within us nor the manner in which required disclosures are to be made. We require our officeholders to make such disclosures to our board of directors.

Under the Companies Law, once an officeholder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an officeholder, or a third party in which an officeholder has a personal interest unless the articles of association provide otherwise and provided that the transaction is in the company’s interest. If the transaction is an extraordinary transaction in which an officeholder has a personal interest, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. A director who has a personal interest in a transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an officeholder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement and compensation of a controlling shareholder or a controlling shareholder’s relative, whether as an officeholder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements or a Special Majority:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer-term, provided that the audit committee determines that such longer-term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to indicate such personal interest will result in the invalidation of that shareholder’s vote.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an officeholder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint 50% or more of the directors of the company or its general manager. In the context of a related party transactions involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

In accordance with the regulations promulgated under the Companies Law, certain defined types of extraordinary transactions between a public company and its controlling shareholder(s) are exempt from the shareholder approval requirements.

The approval of the board of directors and the shareholders, is required to effect a private placement of securities, in which either: (i) 20% or more of the company’s outstanding share capital prior to the placement is offered, and the payment for which (in whole or in part) is not in cash, in tradable securities registered in a stock exchange or not under market terms, and which will result in (a) an increase of the holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights; or (b) will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights; or (ii) a person will become a controlling shareholder of the company.

Approval of the Compensation of Directors and Executive Officers

The compensation of, or an undertaking to indemnify, insure or exculpate, an officeholder who is not a director requires the approval of the company’s compensation committee, followed by the approval of the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify, insure or exculpate is inconsistent with the company’s stated compensation policy, or if the said officeholder is the chief executive officer of the company (subject to a number of specific exceptions), then such arrangement is subject to the approval of our shareholders, subject to a Special Majority requirement.

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and unless exempted under the regulations promulgated under the Companies Law, the approval of the general meeting of our shareholders. Unless exempted under the regulations promulgated under the Companies Law, if the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, shareholder approval by a Special Majority will be required.

Executive officers other than the chief executive officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) only if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders by a Special Majority. However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision, including regarding the shareholders of the Company objection. In addition, the regulations promulgated under the Companies Law provide that non-material changes to the terms of office of officeholders who are subordinated to the company’s Chief Executive Officer will require only Chief Executive Officer approval, provided that the company’s compensation policy includes a reasonable range for such non-material changes.

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by a Special Majority. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committees and the board of directors provides detailed reasons for their decision, after rediscussing the terms of the compensation and the shareholders decline the approval thereof. In addition, the compensation committee may exempt the engagement terms of a candidate to serve as the chief executive officer from shareholders’ approval, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company, and that subjecting the approval to a shareholder vote would impede the company’s ability to attain the candidate to serve as the company’s chief executive officer (and provide detailed reasons for the latter).

In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy and that the chief executive officer candidate did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate. In the event that the chief executive officer candidate also serves as a member of the board of directors, his or her compensation terms as chief executive officer will be approved in accordance with the rules applicable to the approval of the compensation of directors.

Other Officeholders and Directors. The approval of each of the compensation committee and the board of directors, with regard to the officeholders and directors above, must be in accordance with the company’s stated compensation policy; however, under special circumstances, the compensation committee and the board of directors may approve compensation terms of a chief executive officer that are inconsistent with the company’s compensation policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained by a Special Majority requirement.

Amendment of existing terms of office and employment of officeholders who are not directors, including chief executive officers, require the approval of the compensation committee only if the compensation committee determines that the amendment is immaterial (as defined in our compensation policy).

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his power in the company and to act in good faith and in an acceptable manner in exercising his rights and performing his obligations toward the company and other shareholders, including, among other things, in voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

●	amendment of the articles of association;

●	increase in the company’s authorized share capital;

●	merger; and

●	the approval of related party transactions and acts of officeholders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders. The remedies generally available upon a breach of contract will also apply to a breach of the above-mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an officeholder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

D. Employees

As of December 31, 2020, we had 79 full-time employees and 2 part-time employees. As of December 31, 2021, we had 69 full-time employees and 2 part-time employees. As of December 31, 2022, we have 60 full-time employees and 2 part-time employees. All of these employees are located in Israel except one which is located in Brazil. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel.

Our employees are not represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality. With respect to our employees in Israel, the enforceability of such provisions is limited by Israeli law.

E. Share Ownership

See “Item 7.A. Major Shareholders” below.

Equity Incentive Plan

In 2013, our board of directors approved and adopted our 2013 global incentive option plan, designed to grant awards consisting of options exercisable to our shares, restricted shares, or restricted share units. Our worldwide employees, directors, consultants and contractors are eligible to participate in this plan. Our board of directors shall have the power to administer the plan either directly or upon the recommendation of our compensation committee. Generally, options granted under this plan expire between five to ten years from the date of grant unless such shorter term of expiration is otherwise designated by the administrator. each option shall vest following the vesting dates and for the number of shares as shall be provided in the grant notification letter or award agreement In addition, our board of directors has sole discretion to determine, in the event of a transaction with another corporation, as defined in the plan, that each option shall either: (i) be substituted for an option to purchase securities of the other corporation; (ii) be assumed by the other corporation; or (iii) be cancelled.

On October 24, 2021, our board of directors extended the plan for a period of 10 years until December 31, 2031 and on January 4, 2023, our board of directors amended the plan to allow for restricted shares and restricted share units. The plan has been approved by the Israeli Tax Authority as required by applicable law.

The following table presents certain option grant information concerning the distribution of options (granted under the Plan) among directors and employees of the Company as of December 31, 2022:

	Options Outstanding	Unvested Options
Directors and Senior Management:
Avraham Brenmiller	225,000	225,000
Avi Sasson	67,500	22,500
Rami Ezer	67,500	22,500
Ofir Zimmerman	47,500	27,500
Ziv Dekel	55,000	30,000
Eitan Machover	30,000	30,000
Nava Swersky Sofer	30,000	30,000
Chen Franco-Yehuda	30,000	30,000
Yoav Kaplan(1)	-	-
All Other Grantees	445,500	207,458

(1)	On October 19, 2022, Mr. Yoav Kaplan notified our board of directors of his resignation from his position as a member of our board of directors, effective as of November 1, 2022. Mr. Kaplan’s resignation was not related to any disagreement with the Company on any matter relating to our operations, policies or practices. Mr. Yoav Kaplan received 30,000 options, however since his resignation from his position, all his options were forfeited.

Amendment of the plan

Subject to applicable law, our board of directors may amend the plan, provided that any action by our board of directors which will alter or impair the rights or obligations of an option holder requires the prior consent of that option holder.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 20, 2023 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary shares issuable under share options or warrants that are exercisable within 60 days after March 20, 2023, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of the Company at a subsequent date.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is: c/o Brenmiller Energy Ltd., 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel.

	No. of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Avraham Brenmiller*(1)	6,636,192	35.73%
Rani Zim(2)	1,964,627	11.08%
Alpha Capital Anstalt(3)	2,120,898	9.99%
Y.D. More Investment Ltd.(4)	1,435,174	7.98%
Migdal Insurance and Financial Holdings Ltd.(5)	1,224,085	6.90%
Directors and senior management who are not 5% holders:
Ofir Zimmerman(6)	20,000	**%
Doron Brenmiller(7)*	37,081	**%
Nir Brenmiller(8)*	32,818	**%
Rami Ezer(9)	45,000	**%
Avi Sasson(10)	45,725	**%
Ziv Dekel(11)*	31,786	**%
Chen Franco-Yehuda(12)*	-	-
Eitan Machover(13)*	-	-
Nava Swersky Sofer(14)*	-	-
All directors and senior management as a group (10 persons)	6,848,602	36.81%

(1)	Includes 5,792,947 Ordinary Shares issued and outstanding and 843,245 Ordinary Shares issuable upon the exercise of options and warrants and does not include 325,000 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 20, 2023. Mr. A. Brenmiller alone has the voting and dispositive power over such Ordinary Shares and mailing address is 19 Habosem St., Ramat Hasharon, Israel 4704048.

(2)	Includes 1,964,627 Ordinary Shares held by Rani Zim Ltd. and Rani Zim Holdings Ltd. Mr. Rani Zim has the voting and dispositive power over such Ordinary Shares and mailing address is 9 Bareket St., Petah-Tikva, Israel 4951777.

(3)

Includes 152,655 Ordinary Shares issuable upon the exercise of Prefunded Warrants issued in the 2021 Private Placement and 322,514 Ordinary Shares and 322,514 Ordinary Shares issuable upon the exercise of 322,514 Warrants issued in the 2022 Private Placement. The percentage in the table above gives effect to the 9.99% Beneficial Ownership Limitation set forth under the terms of such Prefunded Warrants and Warrants (so that any issuance of the 475,169 Ordinary Shares that are issuable upon the exercise of the warrants is subject to and limited by the 9.99% Beneficial Ownership Limitation in the 2021 Private Placement and the 2022 Private Placement). Mr. Konard Ackermann, Dr. Alexander Lins and Dr. Nicola Feuerstein have the voting and dispositive power over the shares held by Alpha Capital Anstalt. Alpha Capital Anstalt’s address is c/o LH Financial Services Corp., 510 Madison Ave, 14th Floor, New York, NY 10022.

(4)	Ordinary Shares are held in the name of Y.D. More Investment Ltd., More Mutual Fund Management Ltd. and More Provident Funds Ltd. Includes 1,185,175 Ordinary Shares issued and outstanding and 249,999 Ordinary Shares issuable upon the exercise of warrants, based on information provided to us from Y.D. More Investment Ltd. on June 30, 2022. Y.D. More Investment Ltd. wholly owns More Mutual Fund Management Ltd. and holds 85% of the interests in More Provident Funds Ltd. Y.D. More Investment Ltd. is controlled by Eli Levy, Michael Meirov, Dotan Meirov and Yosef Meirov. Y.D. More Investment Ltd.’s address is 2 Ben Gurion Road, Ramat Gan, Israel.

(5)	This is based on information reported on Schedule 13G filed with the SEC on January 24, 2023. The mailing address of Migdal Insurance and Financial Holdings Ltd. is 4 Efal St., Petah-Tikva 4951104, Israel.

(6)	Includes 20,000 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of March 20, 2023 and does not include 27,500 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 20, 2023. Mr. Zimmerman alone has the voting and dispositive power over such Ordinary Shares and mailing address is 5 Ben-Hur St., Petach Tikva, Israel.

(7)	Includes 12,081 Ordinary Shares issued and outstanding and 25,000 Ordinary Shares issuable upon the exercise of options and does not include 50,000 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 20, 2023. Mr. Doron Brenmiller alone has the voting and dispositive power over such Ordinary Shares and mailing address is Pichman 11/11, Tel Aviv, Israel, 6902711.

(8)	Includes 7,818 Ordinary Shares issued and outstanding and 25,000 Ordinary Shares issuable upon the exercise of options and does not include 50,000 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 20, 2023. Mr. Nir Brenmiller alone has the voting and dispositive power over such Ordinary Shares and mailing address is 13 Igal Mosinson St., Tel Aviv, Israel.

(9)	Includes 45,000 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of September 9, 2022 and does not include 22,500 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 20, 2023. Mr. Ezer alone has the voting and dispositive power over such Ordinary Shares and mailing address is Shderot Hashoshanim St., 8, Ramat Gan, Israel.

(10)	Includes 725 Ordinary Shares currently issued and 45,000 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of March 20, 2023 and does not include 22,500 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 20, 2023. Mr. Sasson alone has the voting and dispositive power over such Ordinary Shares and mailing address is David Elazar St. 59, Modi’in Makabim-Re’ut, Israel.

(11)	Includes 6,786 Ordinary Shares currently issued and 25,000 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of March 20, 2023 and does not include 30,000 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 20, 2023. Mr. Dekel alone has the voting and dispositive power over such Ordinary Shares and mailing address is Yehuda Hanassi St. 36, Tel Aviv, Israel.

(12)	Does not include 30,000 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 20, 2023.

(13)	Does not include 30,000 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 20, 2023.

(14)	Does not include 30,000 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 20, 2023.

*	Indicates director of the Company.
**	Less than 1%.

Changes in Percentage Ownership by Major Shareholders

Since 2020, we have conducted multiple public and private offerings of our securities. These securities offerings have resulted in certain changes to the percentage of our issued and outstanding share capital that is owned by our major shareholders.

On July 23, 2020, we closed a private placement offering of 2,093,024 Ordinary Shares, of which 1,980,211 Ordinary Shares were issued to Rani Zim; our other major shareholders did not participate in the offering. Following the offering, Rani Zim held approximately 17.8% of our issued and outstanding share capital and the holdings of Avraham Brenmiller and Migdal Insurance and Financial Holdings Ltd. decreased to approximately 44.3% and 12.2% of our issued and outstanding share capital, respectively.

On February 10, 2021, we closed a private placement offering of 314,215 Ordinary Shares and on February 15, 2021 we closed a public offering of 600,500 Ordinary Shares in which Avraham Brenmiller, Migdal Insurance, Financial Holdings Ltd., and Rani Zim did not participate. As a result, the holdings of Avraham Brenmiller, Rani Zim and Migdal Insurance and Financial Holdings Ltd. decreased to approximately 41.4%, 16.8%, and 10.8% of our issued and outstanding share capital, respectively.

Pursuant to a securities purchase agreement dated October 29, 2021, or the 2021 Private Placement, with the 2021 Private Placement Investors, on December 29, 2021 we issued 1,670,310 Ordinary Shares for aggregate gross proceeds of $7.5 million, or the First Closing. On December 29, 2021, we closed the First Closing of the 2021 Private Placement in which we offered 1,670,310 Ordinary Shares to the 2021 Private Placement Investors. On May 24, 2022, we closed the Second Closing of the 2021 Private Placement in which we offered 1,517,655 Ordinary Shares and 152,655 Prefunded Warrants. As a result, Alpha Capital Anstalt and More held approximately 9.99% and 9.27% of our issued and outstanding share capital, respectively, and the holdings of Avraham Brenmiller, Rani Zim and Migdal Insurance and Financial Holdings Ltd. decreased to approximately 32.84%, 13.59% and 8.19% of our issued and outstanding share capital, respectively. The 2021 Private Placement included an undertaking for us to file a registration statement with the SEC within 45 days from the First Closing. We filed the registration statement in connection with the 2021 Private Placement, which was subsequently declared effective by the SEC, and our Ordinary Shares began trading on Nasdaq on May 25, 2022.

On November 29, 2022, we entered into a definitive securities purchase agreements with certain investors, part of whom are existing shareholders, including Avraham Brenmiller for the issuance in a private placement of units consisting of one Ordinary Share of the Company and one non-registrable and non-tradeable warrant, for a total of 1,996,359 Ordinary Shares and 1,996,359 associated warrants, at a price of NIS 5.33 ($1.55) per unit, based on an exchange rate of NIS/USD 3.438 published on November 28, 2022 (reflecting a 4% premium on the market price at close on November 28, 2022), or the 2022 Private Placement. The warrants are exercisable on the issuance date of each unit with a premium of 15% of the share price, representing an exercise price of NIS 6.13 ($1.78) per share, and have a term of five years from the issuance date. On December 6, 2022, one of the parties participating in the 2022 Private Placement and one additional investor agreed to purchase 341,905 additional units on the same terms as agreed for the 2022 Private Placement, or the Additional Investment.

In addition, as of December 31, 2022, Mr. Avraham Brenmiller had an unpaid salary balance (in respect of prior years) in the amount of NIS 790 thousand (approximately $225 thousand). In exchange for the above unpaid salary, on November 17, 2022 and November 23, 2022, the Compensation Committee and the Board of Directors, respectively, approved and voted to recommend that the shareholders approve to convert the unpaid salary into equity under the terms of the 2022 Private Placement, except the exercise period as described below. Accordingly, on February 5, 2023 we issued Mr. Brenmiller 148,217 units, consisting of 148,217 Ordinary Shares of NIS 0.02 par value and 148,217 associated warrants, at a price of NIS 5.33 ($1.55) per each issued unit. Each warrant is exercisable into one Ordinary Share subject to payment of exercise price of NIS 6.13 ($ 1.78) per warrant and has a term of two (2) years as of the issuance date of the warrants for Mr. Brenmiller.

As a result, the holdings of Avraham Brenmiller increased to approximately 35.73% and the holdings of Rani Zim, More and Migdal Insurance and Financial Holdings Ltd. decreased to approximately 11.08%, 7.98% and 6.90% of our issued and outstanding share capital, respectively.

Record Holders

Based on a review of information provided to us by our transfer agent, as of March 20, 2023, there were five holders of record of our Ordinary Shares, including one record holder in the United States, Cede & Co., the nominee of the Depositary Trust Company. The number of record holders is not representative of the number of beneficial holders of our Ordinary Shares as shares for a publicly traded company which is listed on the Tel Aviv Stock Exchange, such as ours, are recorded in the name of our Israeli share registrar, Mizrahi Tefahot Registration Company Ltd., and the shares held of record by Cede & Co. include beneficial owners whose shares are held in street name by brokers and other nominees.

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to the Company which would result in a change in control of the Company at a subsequent date.

B. Related Party Transactions.

Employment Agreements

We have entered into written employment or services agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information, and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Certain members of our senior management may be eligible for bonuses each year. To the extent a member of management is entitled to a bonus, some of the bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our Compensation Committee that also set the bonus targets for our Chief Executive Officer.

Indemnification Agreements and Exculpation Letters

We have entered into indemnification agreements and exculpation letters with all of our directors and with all members of our senior management. Each such indemnification agreement provides the officeholder with indemnification permitted under applicable law and up to a certain amount, and to the extent permitted by Companies Law. Each such exculpation letter provides that we may exculpate, in whole or in part, the relevant director or member of senior management from liability to us for damages caused to the Company as a result of a breach of his or her duty of care.

Shareholder Loan

Mr. Avraham Brenmiller, our Chief Executive Officer, Chairman of the board of directors, and major shareholder, has provided certain non-interest bearing loans to us, as disclosed below.

On February 21, 2021, the Company’s board of directors approved the repayment of the full amounts of the loans provided to the Company by Mr. Avraham Brenmiller in an overall amount of NIS 3.1 million (approximately $1 million). On February 22, 2021, the loans provided by Mr. Avraham Brenmiller were repaid in full.

Mr. Rani Zim, one of our shareholders, controls several affiliated entities. On February 11, 2020, we entered into a loan agreement with one such entity, Rani Zim Shopping Centers Ltd., which provided that Rani Zim Shopping Centers Ltd. agreed to loan $0.9 million to the Company for a period of 165 days at an interest rate of 5%, which was linked to the Israeli Consumer Price Index. On July 26, 2020, the Company repaid the full loan amount and interest in the amount of approximately $17,000.

Securities Purchase Agreement

On November 29, 2022 and December 5, 2022, we entered into a definitive securities purchase agreements with certain investors, including Mr. Avraham Brenmiller, our controlling shareholder, Chief Executive Officer and the Chairman of our board of directors. Pursuant to the securities purchase agreement we entered into with Mr. Avraham Brenmiller, we sold 645,028 units consisting of 645,028 Ordinary Shares of the Company and 645,028 associated warrants to Mr. Avraham Brenmiller at a price of NIS 5.33 ($1.55) per unit, for a total consideration of $1,000,000. The warrants have exercise price of NIS 6.13 ($1.78) per share and are exercisable until January 31, 2028.

Mr. Avraham Brenmiller received piggyback registration rights for the Ordinary Shares and shares underlying the associated warrants sold in this private placement. We have agreed to file a registration statement with the SEC to register the resale of the warrant shares 30 days after we become shelf eligible. Upon effectiveness of such registration statement, the aforementioned piggyback rights shall expire.

Options

Since our inception, we have granted options to purchase our Ordinary Shares to our officers and certain of our directors who are also officers of the Company. In addition, on August 25, 2022, our shareholders approved the grant of options to purchase Ordinary Shares to our non-executive directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions, as defined in our stock option plan or the stated compensation policy, as the case may be. We describe our option plans under “Item 6.E. Share Ownership—Equity Incentive Plan.”

Unpaid CEO Salary Conversion to Equity

As of December 31, 2022, Mr. Avi Brenmiller had an unpaid salary balance (in respect of prior years) in the amount of NIS 790 thousand ($225 thousand). In exchange for the above unpaid salary, on November 17, 2022 and November 23, 2022, the compensation committee and the board of directors, respectively, approved and voted to recommend that the shareholders approve to convert the unpaid salary into equity under the terms of the November 2022 definitive securities purchase agreements, as described above, respectively, except the exercise period as described below. Accordingly, on January 24, 2023, our shareholders approved the conversion and we granted Mr. Brenmiller 148,217 units, consisting of 148,217 Ordinary Shares of NIS 0.02 par value and 148,217 associated warrants, at a price of NIS 5.33 ($1.55) per each issued unit. Each warrant is exercisable into one Ordinary Share subject to payment of exercise price of NIS 6.13 ($ 1.78) per warrant and has a term of two (2) years as of the issuance date of the warrants for Mr. Brenmiller. See “Item 6.B. Compensation.”

Rani Zim Sustainable Energy Ltd.

We also hold a 45% economic interest in Rani Zim Sustainable Energy Ltd., an Israeli company incorporated on January 4, 2022 with the intention to engage in promoting and marketing energy solutions in Israel which partially will be based on our energy storage solution, which is coupled with a 45% voting and control interest and the right to nominate two out of the five total directors. Rani Zim Sustainable Energy Ltd., is jointly controlled by us and Rani Zim Holdings (Pty.) Ltd. (which is an entity wholly-owned by one of our shareholders, Rani Zim). Rani Zim Holdings (Pty.) Ltd. and Yoav Kaplan, one of our directors until November 1, 2022, hold 45% and 5% interests, respectively, of Rani Zim Sustainable Energy Ltd. As part of the Founders’ Agreement signed on December 21, 2021 by and among us, Rani Zim Holdings (Pty.) Ltd., Yolan Properties and Investments (Pty.) Ltd. (which is a wholly-owned entity by Yoav Kaplan) and Yoram Cohen, the parties have agreed to invest an aggregate of NIS 1 million (approximately $285 thousand) in Rani Zim Sustainable Energy Ltd. Under the Founder’s Agreement, we invested our proportionate share of NIS 233 thousand (approximately $67 thousand) for the purpose of financing the first year of Rani Zim Sustainable Energy Ltd.’s operations. In April 2022, the parties agreed to put the joint venture’s operations on hold.

C. Interests of Experts and Counsel.

None.

ITEM 8.	FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. As of the date of this annual report, we are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividends

We have never declared or paid any cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

The Companies Law imposes further restrictions on our ability to declare and pay dividends. Under the Companies Law, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of distribution. In the event that we do not meet such earnings criteria, we may seek the approval of a court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10.E. Taxation”, for additional information.

B. Significant Changes.

No significant change, other than as otherwise described in this annual report on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this annual report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details.

 Our Ordinary Shares have been trading on the TASE under the symbol “BNRG” since August 2017. Our Ordinary Shares are listed on Nasdaq under the symbol “BNRG” since May 25, 2022.

B. Plan of Distribution.

Not applicable.

C. Markets.

Our Ordinary Shares are listed on the Nasdaq Capital Market and the TASE.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

A copy of our articles of association is attached as Exhibit 3.1 to this annual report. The information called for by this Item is set forth in Exhibit 3.1 to this annual report and is incorporated by reference into this annual report.

C. Material Contracts.

We have not entered into any material contract within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, “Item 6.C Board Practices – Indemnification,” “Item 6.E Share Ownership – Equity Incentive Plan,” “Item 7.A. Major Shareholders,” or “Item 7.B. Related Party Transactions,” above, or as otherwise described below:

D. Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our Ordinary Shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

The ownership or voting of our Ordinary Shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, is not restricted in any way by our memorandum of association or amended and restated articles of association or by the laws of the State of Israel.

E. Taxation.

Israeli Tax Considerations and Government Programs

The following is a description of the material Israeli income tax consequences of the ownership of our Ordinary Shares. The following also contains a description of material relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares. Shareholders should consult their own tax advisors concerning the tax consequences of their particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. As of January 2018, the corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from a “Preferred Enterprise” (as discussed below) may be considerably less.

Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

The Encouragement of Industry (Taxes) Law, 5729-1969

The Encouragement of Industry (Taxes) Law, 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies, or Industrial Companies.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, that was incorporated in Israel, of which 90% or more of its income in a tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it located in Israel or in the “Area”, in accordance with the definition under section 3A of the Income Tax Ordinance (New Version), 1961. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization of the cost of purchasing a patent, rights to use a patent, and know-how, which are used for the development or advancement of the company, over an eight-year period, commencing on the year in which such rights were first exercised;

●	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies;

●	expenses related to a public offering are deductible in equal amounts over three years; and

●	accelerated depreciation rated on certain equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax Benefits and Grants for Research and Development

Under the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, research and development programs that meet specified criteria and are approved by the IIA are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire IIA grant is repaid, together with an annual interest generally equal to the 12 months London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

The terms of the Research Law also require that the manufacture of products developed with government grants be performed in Israel unless the IIA approved otherwise in the original approval letter of the funded program. The transfer of manufacturing activity outside Israel which was not originally approved in the approval letter is subject to the prior approval of the IIA. Under the regulations of the Research Law, assuming we receive approval from the IIA to manufacture our IIA-funded products outside Israel, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

Percentage of manufacturing activities performed outside of Israel, cumulatively	The increased payment to the IIA
Up to 50%	120% of the received grants + interest
50% – 90%	150% of the received grants + interest
90% or more	300% of the received grants + interest

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the Office of the IIA and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the Research Law from obtaining the prior approval of the IIA, however, the Company is required to notify the IIA regarding such transfer. A company requesting funds from the IIA also has the option of declaring in its IIA grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval. On January 6, 2011, the Research Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its IIA grant application.

The know-how developed within the framework of the IIA plan may not be transferred to parties outside Israel without the prior approval of a governmental committee charted under the Research Law. The approval, however, is not required for the export of any products developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to a party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration, or the Basic Account. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate IIA grants received by the company and the company’s aggregate research & development expenses, multiplied by the transaction consideration. The maximum amount payable to the IIA in case of transfer of know-how outside Israel shall not exceed six times the value of the grants received plus interest minus the royalties paid, with a possibility to reduce such payment to up to three times the value of the grants received plus interest if it is demonstrated, to the satisfaction of the IIA, that the recipient of the know-how will keep at least 75% of the research & development activity in Israel for a period of three years after payment to the IIA.

Transfer of know-how within Israel is subject to an undertaking of the recipient Israeli entity to comply with the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the Research Law and related regulations.

These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties to the IIA. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside Israel. If we fail to comply with the Research Law, we may be subject to criminal charges.

The Research Law defines an “interested party” as a non-Israeli citizen or resident who holds 5% or more of the shares or voting rights of the Company. Section 47B of the Research Law empowers the IIA to impose financial sanctions on the Company for failure to provide the required prior notification if such notification is not filed within 45 days following the Company’s receipt of a written notice from the IIA of the Company’s failure to provide such notification or for the Company’s failure to provide the IIA with any requested information. Such financial sanctions range from NIS 6,000 (approximately $1,900) for the Company’s failure to provide the required notice of an investor becoming an “interested party” and NIS 24,000 (approximately $7,500) for the Company’s failure to provide the IIA with such requested information. While persons becoming interested parties are also required to provide prior notice to the IIA, the Research Law does not contain provisions empowering the IIA to impose sanctions or other penalties on persons who fail to provide the required notification to the IIA. Other than providing the required notification prior to becoming an “interested party”, such persons do not have any ongoing obligations under the Research Law and are not required to provide the Company with any citizenship or residency information in connection with the IIA notification. Therefore, we believe that no direct material risk exists to investors from non-compliance with the notification obligations under the Research Law.

The Company will provide the IIA with prior written notice in connection with any change of control event and any change of ownership of the Ordinary Shares that would make a non-Israeli citizen or resident an “interested party” in the future.

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Tax Ordinance. Expenditures not so approved are deductible in equal amounts over three years.

From time to time, we may apply the IIA for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such an application will be accepted.

Encouragement of Capital Investments Law, 5719-1959

The Law for the Encouragement of Capital Investments, 1959, or the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law). The benefits available under the Investment Law are subject to the fulfillment of conditions stipulated therein. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, interest, or other monetary penalties.

Tax Benefits

The Investment Law grants tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. A Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a development zone A, in which case the rate will be 7.5%.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty subject to the receipt in advance of valid certificate from the Israeli Tax Authorities. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if the funds are subsequently distributed to individuals or non-Israeli residents, the withholding tax would apply).

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) has, directly or indirectly, along or together with another, a controlling interest of 25% or more of any means of control in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty subject to receipt in advance of valid certificate from the ITA. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership, and sale of our Ordinary Shares. For this purpose, a “U.S. Holder” is a holder of our Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares. This summary generally considers only U.S. Holders that will own our Ordinary Shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenues Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, (including with respect to the Tax Cuts and Jobs Act of 2017), and the U.S.-Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the United States alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares as a hedge or as part of hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, our Ordinary Shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold our Ordinary Shares through a partnership or other pass-through entity is not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Ordinary Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holder’s that are United States corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on our Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution that exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates, or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the U.S.-Israel Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Ordinary Shares are readily tradable on Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Ordinary Shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such dollar value. If the U.S. Holder subsequently converts NIS into dollars or otherwise disposes of it, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be United States source ordinary exchange gain or loss.

Taxation of the Disposition of Ordinary Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Ordinary Shares in dollars and the amount realized on the disposition in dollar (or its dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of our Ordinary Shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to United States taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro-rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets, averaged over the year and generally determined based upon fair market value (including our pro-rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain was recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held our Ordinary Shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro-rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro-rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our Ordinary Shares.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our Ordinary Shares which are regularly traded on a qualifying exchange, including Nasdaq, can elect to mark the Ordinary Shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of our Ordinary Shares and the U.S. Holder’s adjusted tax basis in our Ordinary Shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Ordinary Shares.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our Ordinary Shares or gain from the disposition of our Ordinary Shares if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; or (2) in the case of a disposition of our Ordinary Shares, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Ordinary Shares if payment is made through a paying agent or office of a foreign broker outside the United States. However, if payment is made in the United States or by a United States-related person, non-U.S. Holders may be subject to backup withholding unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of our Ordinary Shares. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our Ordinary Shares, unless such Ordinary Shares are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

We maintain a corporate website at https://bren-energy.com/. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this annual report on Form 20-F. We have included these website addresses in this annual report on Form 20-F solely as inactive textual references.

I. Subsidiary Information.

Not applicable.

J. Annual Report to Security Holders.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of our operations, we are exposed to a variety of risks in the ordinary course of our business, as discussed below. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. See Note 2 to our consolidated financial statements, which are included elsewhere in this annual report, for further discussion of our exposure to these risks.

Foreign Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in currency exchange rates between the NIS and the dollar or euro. A certain portion of our liquid assets are held in dollars, and the vast majority of our expenses are denominated in NIS. For instance, during the year ended December 31, 2022, approximately 78% of our expenses were denominated in NIS. A change of 5% and 10% in the exchange rate of the NIS to the dollar and euro would change our operating expenses for the year ended December 31, 2022 by approximately 1% and 2%, respectively. However, these historical figures may not be indicative of future exposure. Currently, we do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The members of our audit committee include Ms. Chen Franco-Yehuda, Ms. Nava Swersky Sofer and Mr. Eitan Machover, who are external directors, and Mr. Ziv Dekel, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Ms. Nava Swersky Sofer serves as the Chairperson of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a written code of ethics that applies to our officers and employees, including our principal executive officer, principal financial officer, principal controller and persons performing similar functions as well as our directors. Our Code of Business Conduct and Ethics is posted on our website at www. bren-energy.com/. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2022 and 2021.

The following table provides information regarding fees paid by us to Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, including audit services, for the years ended December 31, 2022 and 2021.

	Year Ended December 31,
	2022	2021

Audit fees (1)	$128,950	$179,571
Audit-related fees (2)	3,900	149,840
Tax fees(3)	10,254	$15,177
All other fees	-	-

Total	$143,104	$344,588

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and review of our interim financial statements.

(2)	Includes professional services rendered in connection with the fees relating to the offering of our shares on Nasdaq in May 2022 and includes fees associated with incremental audit procedures for 2019-2020 required to comply with PCAOB standards. All of the services provided were approved by our board of directors. Pursuant to the regulations promulgated under the Israeli Companies Law, pre-approval of audit fees is only mandatory for a public company.

(3)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

Pre-Approval of Auditors’ Compensation

Our audit committee charter sets forth, among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor and reviewing effectiveness of our system of internal control over financial reporting;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors; and

●	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receive reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommend to our board of directors if so required.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended December 31, 2022, the following equity securities were purchased by affiliated purchasers:

Period	Total Number of Shares Purchased	Average Price Paid per Share			Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May be Purchased Under the Plans or Programs

June 2022	34,723	$3.13	(1)	(2)	-	-

Total	34,723	$3.13

(1)	Includes 14,824 Ordinary Shares purchased by Mr. Avraham Brenmiller, 7,818 Ordinary Shares purchased by Mr. Nir Brenmiller, and 12,081 Ordinary Shares purchased by Mr. Doron Brenmiller between June 8 through June 10, 2022 in a series of transactions in the open market on the TASE.

(2)	The price reported is the weighted average price in US$ based on the NIS to US$ exchange rate as of the relevant trade date. The Ordinary Shares were purchased in a series of transactions by Mr. Abraham Brenmiller at prices ranging from NIS 9.80 to NIS 11.24 per share, inclusive (or $2.94 to $3.37 per share, inclusive, based on the NIS to US$ exchange rate as of the relevant trade date).

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Under Nasdaq rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited consolidated financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our articles of association provide that a quorum of two or more shareholders holding at least two (2) shareholders, in person or by proxy, holding at least 25% of the voting rights. in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy.

●	Nomination of our directors. With the exception of directors elected by our board of directors and external directors, our directors are elected by an annual or special meeting of our shareholders (i) to hold office until the next annual meeting following his or her election or (ii) for three-year term, as described below under “Management—Board Practices—External Directors.” The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Stock Market rules.

●	Compensation of officers. Israeli law and our articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Item 6.C. Directors, Senior Management and Employees - Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information).

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6.C. Directors, Senior Management and Employees - —Board Practices—External Directors.” We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our audit committee are “independent directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules (see “Item 6.C. Directors, Senior Management and Employees —Board Practices—Approval of Related Party Transactions under Israeli Law” for additional information).

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19.	EXHIBITS.

Exhibit Number	Exhibit Description
1.1	English translation of Articles of Association of Brenmiller Energy Ltd. (incorporated herein by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (File No. 333-264398) filed with the SEC on April 21, 2022).
2.1*	Description of Securities.
4.1	English translation of Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-264398) filed with the SEC on April 21, 2022).
4.2	Brenmiller Energy Ltd. Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-264398) filed with the SEC on April 21, 2022).
4.3	Brenmiller Energy Ltd. Compensation Policy (incorporated herein by reference to Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-14402) filed with the SEC on August 26, 2022).
4.4	English translation of Founders’ Agreement, dated December 21, 2021, by and between Brenmiller Energy Ltd., Rani Zim Holdings (Pty.) Ltd., Yolan Properties and Investments (Pty.) Ltd. and Yoram Cohen (incorporated herein by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-264398) filed with the SEC on April 21, 2022).
4.5	Finance Agreement, dated March 31, 2021, by and between The European Investment Bank and Brenmiller Energy Ltd. (incorporated herein by reference to Exhibit 10.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-14402) filed with the SEC on November 23, 2022).
4.6	Amendment No. 1 to the Finance Agreement, dated November 25, 2021, by and between The European Investment Bank and Brenmiller Energy Ltd (incorporated herein by reference to Exhibit 10.2 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-14402) filed with the SEC on November 23, 2022).
4.7	Amendment No. 2 to the Finance Agreement, dated July 14, 2022, by and between The European Investment Bank and Brenmiller Energy Ltd. (incorporated herein by reference to Exhibit 10.3 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-14402) filed with the SEC on November 23, 2022).
8.1*	List of Subsidiaries.
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1%	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350.
13.2%	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350.
101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance sheets as of December 31, 2022, December 31, 2021 and December 31, 2020; (ii) Consolidated Statements of Comprehensive Loss as of December 31, 2022, December 31, 2021 and December 31, 2020; (iii) Consolidated Statement of Changes in Shareholders’ Equity as of December 31, 2022, December 31, 2021 and December 31, 2020; (iv) Consolidated Statements of Cash Flows as of December 31, 2022, December 31, 2021 and December 31, 2020; and (v) Notes to the consolidated financial statements.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.

%	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

Brenmiller Energy Ltd.

Date: March 21, 2023	By:	/s/ Avraham Brenmiller
Avraham Brenmiller
Chief Executive Officer

Brenmiller Energy Ltd.

2022 Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Brenmiller Energy Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Brenmiller Energy Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1c to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency, and has stated that these events or conditions indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1c. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)

A member firm of PricewaterhouseCoopers International Limited

Tel Aviv, Israel

March 20, 2023

We have served as the Company’s auditor since 2017

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel,

P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2022	2021
		USD in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	5	6,135	8,280
Restricted deposits	15A	34	47
Trade receivables	6A	657	162
Other receivables	6B	584	553
Inventory	7	935	95
Assets held for sale (Rotem1)	8C	240	-
TOTAL CURRENT ASSETS		8,585	9,137
NON-CURRENT ASSETS:
Cash and cash equivalents – long term	5	373	-
Restricted deposits	15A	85	179
Right-of-use assets, net	9	1,462	3,018
Property, plant and equipment:
Plant and equipment, net	8	1,193	1,583
Advances to equipment supplier	8B	685	-
Rotem 1 project	8C	-	679
Total property, plant and equipment		1,878	2,262
TOTAL NON-CURRENT ASSETS		3,798	5,459
TOTAL ASSETS		12,383	14,596
Liabilities and Equity
CURRENT LIABILITIES:
Short-term bank credit and loans		-	5
Trade payables		246	264
Deferred revenue		418	1,095
Other payables	11	1,114	1,582
Provisions	17A	8	215
Current maturities of liabilities for royalties		260	41
Current maturities of lease liabilities	9	606	954
TOTAL CURRENT LIABILITIES		2,652	4,156
NON-CURRENT LIABILITIES:
European Investment Bank (“EIB”) loan	12A	3,965	-
Lease liabilities	9	959	2,448
Liability for share options	12C	-	213
Liability for royalties	12B	2,143	2,236
TOTAL NON-CURRENT LIABILITIES		7,067	4,897
PLEDGES, GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES	15
TOTAL LIABILITIES		9,719	9,053
EQUITY:	14
Share capital		88	79
Share premium		52,502	45,648
Receipts on account of warrants		1,487	1,176
Capital reserve from transactions with controlling shareholders		54,061	54,061
Capital reserve on share-based payments		2,861	1,318
Foreign currency cumulative translation reserve		(1,582)	(1,053)
Accumulated deficit		(106,753)	(95,686)
TOTAL EQUITY		2,664	5,543
TOTAL LIABILITIES AND EQUITY		12,383	14,596

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the year ended December 31
	Note	2022	2021	2020
		USD in thousands (except per share data)

REVENUES:	16
Licensing fees		1,500	-	-
Thermal energy storage units sold		-	285	-
Engineering services		20	110	-
		1,520	395	-
COSTS AND EXPENSES:
COST OF REVENUES	17A	(1,935)	(4,051)	(122)
RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES, NET	17B	(4,618)	(3,700)	(3,913)
FACILITIES LAUNCHING EXPENSES		-	-	(343)
MARKETING AND PROJECT PROMOTION EXPENSES, NET	17C	(1,222)	(747)	(370)
GENERAL AND ADMINISTRATIVE EXPENSES	17D	(4,465)	(2,586)	(1,466)
ROTEM 1 PROJECT – IMPAIRMENT AND CLOSURE LOSS, NET	8C	(171)	(82)	(2,973)
OTHER EXPENSES, NET	17E	(737)	(295)	(143)
OPERATING LOSS		(11,628)	(11,066)	(9,330)
FINANCIAL INCOME	18A	919	1,073	963
FINANCIAL EXPENSES	18B	(358)	(355)	(1,114)
FINANCIAL INCOME, NET		561	718	(151)
LOSS FOR THE YEAR		(11,067)	(10,348)	(9,481)
OTHER COMPREHENSIVE LOSS – ITEM THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS – EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRNECY	2C	(529)	(14)	(64)
COMPREHENSIVE LOSS FOR THE YEAR		(11,596)	(10,362)	(9,545)
LOSS PER ORDINARY SHARE (in Dollars) -
Basic loss	19	(0.76)	(0.87)	(1.19)
Fully diluted loss	19	(0.76)	(0.94)	(1.19)

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Receipts for warrants	Capital reserve from transactions with controlling shareholder	Capital reserve on share-based payments	Foreign currency cumulative translation reserve	Accumulated deficit	Total Equity (Capital Deficiency)
	USD in thousands
BALANCE AS OF JANUARY 1, 2020	43	20,594	854	53,993	790	(975)	(75,857)	(558)
CHANGES DURING 2020:
Loss for the year	-	-	-	-	-	-	(9,481)	(9,481)
Currency translation differences	-	-	-	-	-	(64)	-	(64)
Comprehensive loss for the year	-	-	-	-	-	(64)	(9,481)	(9,545)
Issuance of shares and warrants, net (Note 14)	15	6,120	1,215	-	-	-	-	7,350
Exercise of options and warrants	*	740	(49)	-	(107)	-	-	584
Expiry of warrants (series 1)	-	782	(782)	-	-	-	-	-
Conversion of convertible loans into shares	5	1,722	(62)	-	-	-	-	1,665
Benefit in respect of controlling shareholder’s loan	-	-	-	60	-	-	-	60
Share-based payment (Note 14C)	-	-	-	-	137	-	-	137
BALANCE AS OF DECEMBER 31, 2020	63	29,958	1,176	54,053	820	(1,039)	(85,338)	(307)
CHANGES DURING 2021:
Loss for the year	-	-	-	-	-	-	(10,348)	(10,348)
Currency translation differences	-	-	-	-	-	(14)	-	(14)
Comprehensive loss for the year	-	-	-	-	-	(14)	(10,348)	(10,362)
Issuance of shares, net (Note 14)	16	15,661	-	-	-	-	-	15,677
Exercise of options	*	29	-	-	(9)	-	-	20
Benefit in respect of controlling shareholder’s loan	-	-	-	8	-	-	-	8
Share-based payment (Note 14C)	-	-	-	-	507	-	-	507
BALANCE AS OF DECEMBER 31, 2021	79	45,648	1,176	54,061	1,318	(1,053)	(95,686)	5,543
CHANGES DURING 2022:
Loss for the year	-	-	-	-	-	-	(11,067)	(11,067)
Currency translation differences	-	-	-	-	-	(529)	-	(529)
Comprehensive loss for the year	-	-	-	-	-	(529)	(11,067)	(11,596)
Issuance of shares and warrants, net (Note 14)	9	6,509	656	-	-	-	-	7,174
Expiry of warrants (series 2)	-	345	(345)	-	-	-	-	-
Share-based payment (Note 14C)	-	-	-	-	1,543	-	-	1,543
BALANCE AS OF DECEMBER 31, 2022	88	52,502	1,487	54,061	2,861	(1,582)	(106,753)	2,664

*	Amounts less than USD 1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31
	2022	2021	2020
	USD in thousands

CASH FLOWS - OPERATING ACTIVITIES:
Net cash used for operating activities (see Appendix A)	(10,101)	(8,021)	(3,397)

CASH FLOWS - INVESTING ACTIVITIES:
Purchase of equipment	(39)	(47)	(23)
Installation of a production facility, less participation by the Israeli Innovation Authority (Note 8)	(1,426)	(193)	(416)
Consideration from sale of equipment, metals and parts	-	-	21
Investment in joint venture	(33)	-	-
Restricted deposits and interest thereon, net	136	2	58
Net cash used for investing activities	(1,362)	(238)	(360)

CASH FLOWS - FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants, net	7,174	15,677	7,350
Exercise of options and warrants	-	20	584
Short-term bank credit and loans	-	-	(73)
Loan received from EIB	3,726	-	-
Repayment of bank loan and interest thereon	(5)	(16)	(1,618)
Payments with respect to lease liabilities and interest thereon	(647)	(546)	(497)
Repayments of royalty liability	(85)	(12)	-
Amounts recognized as liability for royalties	314	24	-
Repayment of shareholders’ loan	-	(949)	-
Receipt of loan from third party	-	-	874
Repayment of loan from third party and interest thereon	-	-	(897)
Net cash provided by financing activities	10,477	14,198	5,723

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(986)	5,939	1,966
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(786)	63	(40)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	8,280	2,278	352
CASH AND CASH EQUIVALENTS - END OF YEAR	6,508	8,280	2,278

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31
	2022	2021	2020
	USD in thousands
A. NET CASH USED FOR OPERATING ACTIVITIES:
Loss for the year	(11,067)	(10,348)	(9,481)
Adjustments for:
Depreciation (Note 8)	239	250	220
Amortization of right-of-use assets	535	471	458
Impairment loss of inventory	2	114	127
Impairment and closure net loss of Rotem 1 project	155	82	2,973
Royalty obligations initial recognition and adjustment	175	(13)	1,807
Provision	(183)	150	63
Share in loss of joint venture	30	-	-
Loss from write-down of production line	704	311	16
Fair value adjustment of share options’ liability	(197)	(1,053)	730
Other financial expenses	348	187	384
Other financial income (Notes 12C)	-	-	(952)
Share-based payment (Note 14C)	1,543	507	137
	(7,716)	(9,342)	(3,518)
Changes in operating working capital:
Increase in trade and other receivables	(610)	(98)	(205)
Decrease (increase) in inventory	(894)	507	(400)
Increase in trade payables	14	14	(18)
Increase (decrease) in other payables and deferred revenue	(895)	898	744
NET CASH USED FOR OPERATING ACTIVITIES	(10,101)	(8,021)	(3,397)

B. NON-CASH INVESTMENT AND FINANCING ACTIVITIES:
Conversion of convertible loan into ordinary shares	-	-	1,665
Recognition of share options issued in loan settlement arrangement	-	-	494
Recognition of lease liability and right-of-use asset	601	789	777
Derecognition of lease liability	1,668	-	-
Derecognition of right of use asset	1,463	-	-
Borrowing costs capitalized	20	-	-
Recognition of property, plant and equipment paid in the past as advances to suppliers	-	-	9

C. INTEREST PAYMENTS (included in financing activities items)	69	179	107
D. INTEREST INCOME (included in investing activities items)	51	-	-

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

A.	General description of the Company and its operations

Brenmiller Energy Ltd. (hereinafter – “The Company” or “the Parent Company”) was incorporated and commenced its business operations in Israel in 2012. The Company’s registered offices are in Rosh Ha’Ayin in Israel. The Company is a public company whose shares are traded on the Tel-Aviv Stock Exchange since August 2017, and, commencing May 2022, on Nasdaq (TASE and Nasdaq: BNRG). The Company is controlled by Mr. Avraham Brenmiller (hereinafter: “The Controlling shareholder”), who serves as the Company’s CEO and as Chairman of the Board of Directors, and his sons.

These consolidated financial statements use the US Dollar as the presentation currency (see Note 2C).

The Company is a technology company in the field of thermal energy storage generated from a variety of energy sources and supplies steam and/or hot air, services, products and equipment in this field. The Company primarily focusses on the industrial heating market and the power plants market. Through 2022, the Company’s main activity was focused on the development of its technology and its application into products and commercial solutions; In 2022, the Company commenced the commercialization of its products and services and is in the process of assembling a new production line to facilitate commercial operations.

As of December 31, 2022, the Company has several subsidiaries and a joint venture company, that are currently inactive, or are in the early stages of operations (“the Group”)– see Note 4.

B.	The impact of Covid-19

As of the date of approval of these consolidated financial statements, the Company’s management continues to examine the impacts of the Coronavirus and is unable to estimate the full extent of its possible effects. No significant adverse effect on the Company’s operations and on the results of its operation, is apparent at this stage.

C.	Liquidity

The Company has not yet generated significant revenues from its operations and has an accumulated deficit as of December 31, 2022, as well as a history of net losses and negative operating cash flows. In 2022, the company commenced the commercialization of its products and services and is in the process of assembling a new production line to facilitate this shift in operations from the development stage to commercial operations. However, the Company expects to continue incurring losses and negative cash flows from operations until its products reach profitability. As a result of these expected losses and negative cash flows from operations, along with the Company’s current cash position, the Company has concluded that a material uncertainty exists that may cast significant doubt (or cast substantial doubt as contemplated by PCAOB standards) about the Company’s ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Management’s plans include the continued commercialization of the Company’s products and services, raising capital through a private placement that was authorized on January 24, 2023 (note 20) and through government grants under approved R&D plans and receiving the second tranche of the loan from our EIB credit facility (Note 12A). In addition, management is planning to find additional cash sources through additional equity and debt financing.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (cont.):

C.	Liquidity (cont.)

There are no assurances however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in commercializing its products and raising capital, it may need to reduce, delay, or adjust its operating expenses, including commercialization of existing products or be unable to expand its operations, as desired.

D.	Approval of consolidated financial statements

The consolidated financial statements of the Group for the year ended December 31, 2022 were approved by the Board of Directors (the “Board”) on March 20, 2023 and signed on its behalf by the Chief Executive Officer and the Chief Financial Officer.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

A.	Basis of presentation:

The Group’s financial statements have been prepared in accordance with International Financial Reporting Standard (hereafter – “IFRS”), which are standards and interpretations issued by the International Accounting Standards Board (hereafter – “IASB”).

In connection with the presentation of these financial statements it should be stated as follows:

1)	The significant accounting policies, described below, have been applied on a consistent basis in relation to all the years presented, unless noted otherwise.

2)	The consolidated financial statements have been prepared in accordance with the historical cost convention, except for share option’s liability that is presented at fair value.

3)	Preparation of financial statements in accordance with IFRS, requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Areas involving a higher degree of judgement, or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3. Actual results may differ materially from estimates and assumptions used by the Group’s management.

4)	The period of the Group’s operating cycle is 12 months.

5)	The Group classifies its expenses on the statement of comprehensive loss based on the functions of such expenses.

6)	Revenue comparative figures have been disaggregated in the statement of comprehensive loss to conform with current year presentation.

B.	Interest in other entities:

1)	Subsidiary companies and consolidation

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which the company gains control of such entities, and are de-consolidated when control ceases.

Balances and intra-group transactions, including revenue, expenses and dividends in respect of transactions between the Group companies, have been eliminated.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

B.	Interest in other entities (cont.):

2)	Joint venture

The Company’s interest in the newly formed joint venture is accounted for using the equity method, after initially being recognized at cost in the consolidated balance sheet. Under the equity method of accounting, investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable are recognized as a reduction in the carrying amount of the investment.

C.	Functional and presentation currency:

New Israeli Shekels (NIS) is the Parent Company’s functional currency. The Group’s presentation currency as used in the consolidated financial statements is the US Dollar (USD).

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in profit or loss.

Presentation currency

The results and financial position from the Parent Company’s functional currency or the functional currency of its subsidiaries are translated into the presentation currency using the following procedures: assets and liabilities for each financial position presented are translated at the closing rate at the date of that financial position. Income and expenses for each statement of comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and all resulting exchange differences are recognized in other comprehensive income. Such exchange differences arising on translation to the presentation currency will not be reclassified to profit or loss.

D.	Property, plant and equipment

Property, plant and equipment items are initially recognized at cost of acquisition or construction, less relevant government investment grants.

The cost of self-constructed assets includes the cost of the direct materials, as well as any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Subsequent costs are included when incurred as part of the asset’s book value or recognized as a separate asset, as the case may be, only when future economic benefits attributable to the fixed asset item are expected to flow to the Group, and the cost of the item is reliably measurable.

When part of a fixed asset item is replaced, its carrying amount is deducted from the books. All other costs of repairs and maintenance work are charged to the statement of income or loss during the reporting period when they are incurred.

All items of property, plant and equipment are presented at historical cost less accumulated depreciation and impairment write-downs.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

D.	Property, plant and equipment (cont.):

Assets are depreciated under the straight-line method, in order to amortize their cost or their estimated value to their residual value over their useful life, as follows:

Plant	10-14 years
Computers and equipment	3 years
Leasehold improvements	Over the shorter of the lease term, or useful life 5-10 years
Furniture and equipment	7-16 years
Vehicles	7 years

Depreciation and amortization expenses are charged to comprehensive income in a systematic manner as detailed above, over the expected useful life of the items, from the date the asset is ready for use, i.e., when it has reached the location and condition necessary for it to be capable of operating in the manner intended by management.

The residual values of the assets, their useful life and the depreciation method are reviewed, and updated as necessary, at least once a year. An asset amount is immediately written down to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. See also Note 8B.

E.	Intangible assets

Research and development

Research expenses are charged to profit or loss as incurred.

Costs incurred in respect of development projects (relating to the design and examination of new or improved products) are recognized as intangible assets when the following conditions are met:

●	technological feasibility exists for completing development of the intangible asset so that it will be available for use or sale, or;

●	it is management’s intention to complete development of the intangible asset for use or sale;

●	the Group has the ability to use or sell the intangible asset;

●	it is probable that the intangible asset will generate future economic benefits, including existence of a market for the output of the intangible asset or the intangible asset itself or, if the intangible asset is to be used internally, the usefulness of the intangible asset;

●	adequate technical, financial and other resources are available to complete development of the intangible asset, as well as the use or sale thereof; and

●	the Group has the ability to reliably measure the expenditure attributable to the intangible asset during its development.

Other development costs that do not meet these conditions are expensed as incurred. Development costs previously recognized as an expense are not recognized as an asset in subsequent periods.

As of December 31, 2022, the Group has not yet capitalized development expenses, see also Note 3B.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

F.	Impairment of non-monetary assets

Non-monetary assets are examined for impairment, on the occurrence of events or changes in circumstances, which indicate that their carrying value will not be recoverable.

Impairment loss is recognized to the extent that the carrying amount of a non-monetary asset exceeds its recoverable value. The recoverable amount of an asset is the higher of the fair value of the asset, less costs to sale, and its value in use. For the purpose of examining impairment, the assets are divided into the lowest levels for which there are separate identifiable cash flows (cash-generating units). Non-monetary assets, with the exception of goodwill, that were written down for impairment, are further examined on each statement of position date, to identify a possible write-up of the impairment loss recognized.

G.	Government grants

Government grants, which are received from Israeli government agencies and ministries, from the BIRD Foundation and NYPA (in a combined agreement – see Note 12B), as participation in research and development that is conducted by the Company, fall within the scope of “forgivable loans” as set forth in the International Accounting Standard 20: “Accounting for Government Grants and Disclosure of Government Assistance” (“IAS 20”).

The Group recognizes each forgivable loan on a systematic basis at the same time the Group records, as an expense, the related research and development costs for which the grant is received, provided that there is reasonable assurance that (a) the Group complies with the conditions attached to the grant and (b) it is probable that the grant will be received (usually upon receipt of approval notice).

When at the time of grant approval there is a reasonable assurance that the Group will comply with the forgivable loan conditions attached to the grant, and it is reasonably assured that the Group will not pay royalties, grant income is recorded against the related research and development expenses in the statements of comprehensive loss.

If forgivable loans are initially carried to income, as described above, and in subsequent periods it is no longer reasonably assured that royalties will not be paid, the Group recognizes a financial liability under IFRS 9, that is measured at amortized cost, based on the Group’s best estimate of the amount required to settle the Group’s obligation at the end of each reporting period. The difference between the amount received and the fair value of the liability recognized at inception (present value) is treated as a government grant according to IAS 20 recognized as a deduction of research and development expenses. Changes in estimates of payable royalties are carried to financial income, or expenses, as appropriate.

Commencing July 1, 2020, per management’s assessment that it is no longer reasonably assured that royalties will not be paid, the Company accounts for grants received as a liability under IFRS 9.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

H.	Provisions

The Group recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would imply cash outflows, or the delivery of other resources owned by the Group.

Obligations or losses related to contingencies are recognized as liabilities in the statements of financial position only when present obligations exist resulting from past events and it is probable to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. As of December 31, 2022 and 2021, the Company has made provisions in respect of an onerous contract, presented among current liabilities.

I.	Borrowing costs

Costs for specific and general borrowing that are directly attributable to the acquisition, construction or production of a qualifying asset (an asset that requires a substantial period of time to prepare it for its intended use or sale) are capitalized as part of the asset’s cost, during the period from the date when all the following conditions are first met: (a) the Group incurs expenditures for the asset; (b) borrowing costs are incurred for the Group; and (c) the Group undertakes activities that are necessary to prepare the asset for its intended use or sale. The capitalization of such borrowing costs is discontinued when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are completed.

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are those borrowing costs that would have been avoided if the expenditure on the qualifying asset had not been made.

Other borrowing costs are recognized as an expense in the period they are incurred.

J.	Trade receivables

Trade receivables comprise of amounts receivable from the Group’s customers for goods sold or services rendered in the ordinary course of business. When the collection of these amounts is expected to occur within one year or less, they are classified as current assets; otherwise, they are classified as non-current assets.

K.	Cash and cash equivalents

Cash and cash equivalents include: cash on hand, short-term deposits in banks that are not restricted in use, and other short-term investments with high liquidity and whose original maturity does not exceed 3 months.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

L.	Financial Assets:

1)	Classification

Financial assets at amortized cost

Financial assets at amortized cost are financial assets held under a business model whose purpose is to hold financial assets in order to collect contractual cash flows, and their contractual terms provide entitlement at specified times to cash flows that are only principal payments and interest for the unpaid principal amount.

These assets are classified as current assets, except for maturities that extend beyond 12 months period after the date of the statement of financial position, which are classified as non-current assets. The Group’s financial assets at amortized cost are included in the items: “Trade and other receivables”, “Restricted deposits” and “Cash and cash equivalents” that appear in the statement of financial position.

2)	Recognition and measurement

Regular way purchase or sales of financial assets is recognized and derecognized, as applicable, using trade date accounting.

Financial assets classified at amortized cost, are measured in subsequent periods at amortized cost based on the effective interest method.

3)	Allowance for expected credit losses

The Group recognizes a loss allowance for expected credit losses on a financial asset that is measured at amortized cost. On each financial position date, the Group assesses and recognizes the change in expected credit losses of financial instruments since initial recognition in profit or loss. The Group had no material credit losses in 2022 and 2021.

M.	Derivative financial instruments

Share options granted to Bank (see Note 12C) are derivative instruments. Derivative financial instruments are initially recognized at fair value at the date of entering into the derivative contract and are remeasured in subsequent periods at fair value. Fair value adjustments are carried to financial income or expenses, as appropriate.

N.	Inventory

Inventory is valued using the lower of cost or net realizable value.

Net realizable value is an estimate selling price in the ordinary course of business, less the estimated costs to complete and sell the inventory.

O.	Share capital

Ordinary shares of the Company are classified as share capital. Incremental costs, which are directly attributable to the issuance of new shares, are presented in equity as a deduction from the issuance proceeds.

P.	Trade payables

Suppliers’ balances include the Company’s obligations to pay for goods or services purchased from suppliers during the normal course of business. Suppliers’ balances are classified as current liabilities when the payment is to be made within one year or less; otherwise, they are classified as non-current liabilities.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

Q.	Financial liabilities

Loans are initially recognized at fair value, less transaction costs. In subsequent periods loans are measured at amortized cost; any difference between the consideration (less transaction costs) and the redemption value is recognized in profit or loss over the loan period, in accordance with the effective interest method.

Amortized cost of royalty obligations is adjusted to reflect any changes in the estimated timing or amounts of cash flows, based on the present value of the updated cash flows, discounted at the original effective interest rate. Adjustment differences are carried to financial income or expenses, as appropriate.

Loans are classified as current liabilities unless the Group has an unconditional right to defer repayment of the loans for at least 12 months after the end of the reporting period, in which case they are classified as non-current liabilities.

R.	Fair value measurements

Under IFRS, fair value represents an “Exit Value”, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation. The concept of Exit Value is premised on the existence of a market and market participants for the specific asset or liability. When there is no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 -	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access at the measurement date. A quote price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.

Level 2 -	Inputs, other than quoted prices in active markets, that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded

Level 3 -	Unobservable inputs for the asset or liability are used when little or no market data is available. The Group used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples, including risk assumptions consistent with what market participants would use to arrive at fair value.

S.	Loss per share

Basic loss per share is calculated by dividing the loss attributable to shareholders, by the weighted average number of ordinary shares outstanding during the period.

In calculating the diluted income or loss per share, potential shares are taken into account, but only when their effect is dilutive (reducing the income or increasing the loss per share).

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

T.	Employee benefits:

1)	Short-term employee benefits

Short-term employee benefits which include salaries, vacation days, sickness, recreation pay and contributions for Social Security, are recognized as expenses upon the provision of the services. Under Israeli law, every employee is entitled to vacation days and recreation pay, both of which are calculated on an annual basis. Eligibility is based on the length of the employment period. The Company accrues a liability and expense for vacation and recreation pay, based on the individual entitlement of each employee.

2)	Post-employment benefits

Israeli labor laws and the Group’s employment agreements require to pay retirement benefits to employees terminated or leaving their employment in certain other circumstances. This liability is covered by defined contribution plans, whereas the Group pays contributions to publicly or privately administered pension insurance plans. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. The expense recognized in 2022 and 2021 in relation to these contributions was USD 586 thousand and USD 533 thousand, respectively.

U.	Share-based payment

The Company operates a share-based payment plan for the Company’s employees and service providers, which is paid with the Company’s equity instruments, in which the Company receives services from employees and service providers in exchange for the Company’s equity instruments (options). The Company recognizes expenses in respect of services received in exchange for share options, as follows: for employees, these expenses are determined with reference to the fair value of the options at the time of grant. For service providers, these expenses are determined on basis of the fair value of the services received, unless the fair value of such services cannot be determined (in which case, the fair value of the options is used). These expenses are carried respectively to a capital reserve in equity.

Non-market vesting conditions are included among the assumptions used to estimate the number of options expected to vest. The total expense is recognized during the vesting period, which is the period during which all the conditions defined for the vesting of the share-based payment arrangement are required to be met.

At each date of the statement of financial position, the Company updates its estimates regarding the number of options expected to vest, based on non-market vesting conditions, and recognizes the effect of the change compared to the original estimates, if any, in profit or loss, and respectively in equity.

When exercising the options, the Company issues new shares. The proceeds, less transaction costs that can be attributed directly, are carried to share capital and premium on shares.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

V.	Revenue recognition:

Revenue from contracts with customers:

1)	Measuring revenue

The Group recognizes revenue in accordance with International Financial Reporting Standard 15 (hereinafter - IFRS 15). The Group’s revenues are measured according to the amount of consideration to which the Company expects to be entitled in exchange for the transfer of goods or services promised to the customer, except for amounts collected for third parties, such as certain sales taxes. Revenue is shown net of VAT.

The Group does not adjust the amount of consideration promised for the effects of a significant financing component if the Company expects, at the time of entering into the contract, that the period between the date the customer pays for these goods or services will be one year or shorter.

2)	Timing of revenue recognition

In accordance with IFRS 15, the Company recognizes revenue when the customer gains control of the goods or services promised under the contract with the customer. For each performance obligation, the Company determines, at the time of entering into the contract, whether it fulfills the performance obligation over time, or at a point in time.

A performance obligation is satisfied over time, if one of the following criteria is met: (a) the customer receives and consumes at the same time the benefits provided by the Company; (b) the Company’s performance creates or enhances an asset that is controlled by the customer while creating or improving it; or (c) the Company’s performance does not create an asset with an alternative use to the Company, and the Company is entitled to an enforceable payment for performance completed up to that date.

A performance obligation that is not satisfied over time, is satisfied at a point in time.

3)	Types of revenue of the Group:

Sale of storage units

The Group manufactures and sells storage units based on the development and technology it owns. The Group sells the storage units as a finished product.

The sale of storage units is recognized when the Group delivers the product to the customer. Delivery of the storage units does not occur until the products have been sent to the specified location, and the customer has received the products in accordance with the contract of sale and the Group has objective evidence that all the criteria for receipt have been met.

Provision of engineering services

The Group provides, from time to time, ancillary engineering services in connection with the potential sale of the storage units. Revenue from the provision of such services is recognized in the reporting period in which the services are rendered, as the Group’s performance creates an asset that is controlled by the customer while it is created. Revenue is recognized in accordance with milestones performed.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

V.	Revenue recognition (cont.):

Granting rights for the production and distribution of storage units

The Group grants, at its discretion, rights for production and / or distribution of the storage units in various countries around the world.

The granting of these rights can entitle the Company to revenue, either from payment for production license and its use, and/or royalty income generated from the sale of the storage units by the entity that received the production and distribution rights. Income from production license is recognized when the relevant know-how is transferred to the licensee; royalties are recognized upon sale of units.

Contract liabilities

The Group’s contract liabilities from contracts with customers consist primarily of deferred revenue. Deferred revenue is mainly comprised of payment made on completion of certain milestones, prior to final delivery.

W.	Leases:

1)	The Group leases building, offices and vehicles. Lease agreements are for a period of between 3 and 5 years, but may include extension options.

2)	The Group’s policy with respect to leases in which the Company is the lessee:

The Group assesses, when entering a contract, whether the contract is a lease or whether it includes a lease. A contract is a lease or includes a lease if the contract conveys the right to control the use of an identified asset for a period of time, in exchange for consideration, with the exception of lease transactions for a period of up to 12 months. The Group reassesses whether a contract is a lease or whether it includes a lease only if the terms of the contract have changed.

On initial recognition, the Group recognizes a lease liability at the present value of future lease payments, which include, inter alia, the exercise price of extension options whose exercise is reasonably certain.

Concurrently, the Company recognizes a right-of-use asset in the amount of the obligation in respect of the lease, adjusted for any lease payments made on or before the start date, less any lease incentives received, plus any initial direct costs incurred by the Group.

Variable lease payments that are linked to the Israeli Consumer Price Index are measured initially by using the existing index at the beginning of the lease, and are included in the calculation of the liability in respect of a lease. When there is a change in the cash flows of the lease as a result of a change in the index, the Group re-measures the liability in respect of the lease based on the updated contractual flows, adjusting respectively the right-of-use asset.

Since the interest rate inherent in the lease cannot be easily determined, the Group’s incremental interest rate is used. This interest rate is the rate that the Group would have been required to pay in order to borrow, for a similar period and with similar collateral, the amounts needed to obtain an asset with a value similar to a right-of-use asset in a similar economic environment.

The lease period is the period during which the lease is non-cancellable, including periods covered by an option to extend the lease that is reasonably certain to be exercised by the Group, and periods covered by an option to cancel the lease if it is reasonably certain that it will not be exercised by the Group.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

W.	Leases (cont.):

After the commencement of the lease, the Group measures the right-of-use asset at cost, less accumulated depreciation and accumulated impairment losses, adjusted for any re-measurement of the lease liability. Depreciation on a right-of-use asset is calculated according to the straight-line method, over the estimated useful life of the leased asset or the lease period, whichever is shorter:

Interest on the lease liability is recognized in profit or loss periodically during the lease term, in the amount that produces a constant periodic interest rate on the remaining balance of the lease liability. The lease contractual periodical payment, net of the interest amount, as above, is reduced from the carrying amount of the lease liability. Payment in respect of short-term leases are recognized on a straight-line basis as an expense in profit or loss.

Short-term leases are leases with term of 12 months or less without a purchase option. Rentals of such leases, which are not material to the Company, are charged directly to operating expenses (accounted for as operating leases).

Y.	New Accounting Pronouncements

Accounting pronouncements adopted in the current year

Commencing January 1, 2022, the Company adopted the amendments to IAS 16, IAS 37. These amendments address and clarify inter alia issues that arise in determining onerous contracts and makings provisions therefor, and the recognition of proceeds received before the intended use of property, plant and equipment.

The adoption of the said amendments did not have a material impact on the financial statements.

Recently issued accounting pronouncements, not yet adopted

An amendment to IAS 12 “Taxes on income” that will become effective in January 1, 2023, will require the Company to provide deferred taxes related to assets and liabilities arising from a single transaction, which , as relates to the Company, will apply to temporary differences arising on the initial recognition of right-of-use assets and the corresponding lease liabilities; as applicable to the Company, this amendment is required for assets and liabilities recognized initially in 2021 and thereafter, and is not expected to have any effect on taxes on income and results for 2021 and 2022.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS:

Estimates and judgments are constantly reviewed, and are based on past experience and other factors, including expectations regarding future events, which are considered reasonable in light of existing circumstances.

The Company formulates estimates and assumptions regarding the future. By their very nature, it is rare for the resulting accounting estimates to be identical to the actual reference results. The estimates and assumptions, for which there is a significant risk of making material adjustments to the book values of assets and liabilities during the next fiscal year, are detailed below.

A.	Royalty obligations

The total grants received by the Company from Israeli government authorities, Bird Foundation and NYPA (see Note 12B), for which there may be an obligation to pay royalties, amounted to USD 4.4 million. As stated in Note 2G, the Company’s management must examine whether there is reasonable assurance that the grants received will not be refunded.

The financial statements include liabilities in respect of government grants received (as above), and for the credit received from EIB, as estimated by management, in relation to the Company’s expected revenues. The total royalty liabilities in respect of the grants received, based on the discounted estimated royalties, amount as of December 31, 2022 and 2021 to approximately USD 2.4 million and USD 2.3 million, respectively. The discount rate applied to new liabilities recognized in 2022 and 2021 is 15.52%, and 12.5%, respectively.

B.	Development costs

Development costs are recorded in accordance with the accounting policies detailed in Note 2E. The Company’s management has examined the conditions for capitalization of such costs specified in Note 2E as aforesaid and in its opinion, as of December 31, 2022 and 2021, and as of the date of preparation of these financial statements, the conditions have not been met. Therefore, as of December 31, 2022 and 2021, the Company has not yet capitalized such amounts and research and development expenses were charged to the statement of comprehensive loss.

NOTE 4 - INVESTEE COMPANIES:

The following table specifies the Company’s investee companies by percentage of ownership, country of incorporation and status as of the date of these financial statements:

Name	Ownership	Country of incorporation	Status
Brenmiller Energy NL B.V.	100%	The Netherlands	Established on April 26, 2022; in early stages of operations
Brenmiller Energy (Rotem) Ltd.	100%	Israel	Ceased operations in 2022 (Note 8C)
Hybrid Bio-Sol 10 Ltd.	100%	Israel	Not yet commenced operations
Brenmiller Energy U.S. Inc.	100%	United States	Inactive
Rani Zim Sustainable Energy Ltd. *	45%	Israel	Inactive

*	On December 21, 2021, the Company, Rani Zim (a shareholder), a Company owned by one of the Company’s directors and an unrelated party, signed an agreement for the establishment of a new company (incorporated on January 4, 2022), of which the Company and Rani Zim each hold 45% of its shares. The new company was formed as a joint venture that is jointly controlled by the above two main shareholders (“the JV”), and was intended to engage in promoting and marketing energy solutions in the Israeli market. In April 2022, the parties have agreed to put the operations of the JV on hold until further notice.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - CASH AND CASH EQUIVALENTS:

	December 31
	2022	2021
	USD in thousands
Cash at bank	6,394	7,657
Short-term bank deposits	114	623
Total cash and cash equivalent*	6,508	8,280
Less – amount classified as non-current**	(373)	-
Presented as current	6,135	8,280
	6,194	7,547

*	Denominated in foreign currency

**	Due to commitment to EIB to maintain a cash balance of Euro 350 thousand at all times. See Note 12A.

NOTE 6 - RECEIVABLES:

A.	Trade receivables include major customers, by geography, as follows:

	December 31
	2022	2021
	USD in thousands
Customer A (South America)	100%	60%
Customer B (Europe)	-	40%

B.	Other receivables

	December 31
	2022	2021
	USD in thousands
Institutions	378	212
Grants receivable (see Note 2G)	-	204
Others	206	137
	584	553

NOTE 7 - INVENTORY:

Comprised as follows:

	December 31
	2022	2021
	USD in thousands
Work in progress*	871	-
Raw materials**	64	95
	935	95

*	Work in progress is in connection with two commenced projects to supply systems to European companies. No revenue has been recognized to date with respect to these projects.

**	As of December 31,2022 and 2021, the Company reduced its raw materials inventory to its net realizable value and recognized a loss of USD 2 thousand and USD 114 thousand, for the years 2022 and 2021, respectively

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT:

A.	The composition of assets and accumulated depreciation, grouped by major classifications:

	Plant (see B below)	Computers and equipment	Leasehold improvement	Office Furniture and equipment	Vehicles	Total
	USD in thousands
Cost:
Balance as of January 1, 2022	1,678	681	519	164	172	3,214
Additions – new production facility	708	35	-	4	-	747
Disposals	(1,083)	-	-	-	-	(1,083)
Translation differences	(206)	(81)	(61)	(20)	(20)	(388)
Balance as of December 31, 2022	1,097	635	458	148	152	2,490
Accumulated depreciation:
Balance as of January 1, 2022	367	641	417	95	111	1,631
Additions	153	25	27	10	24	239
Disposals	(379)	-	-	-	-	(379)
Translation differences	(42)	(76)	(50)	(11)	(15)	(194)
Balance as of December 31, 2022	99	590	394	94	120	1,297
Depreciated balance as of December 31, 2022	998	45	64	54	32	1,193

Cost:
Balance as of January 1, 2021	1,850	626	501	158	152	3,287
Additions	193	32	-	1	14	240
Disposals	(414)	-	-	-	-	(414)
Translation differences	49	23	18	5	6	101
Balance as of December 31, 2021	1,678	681	519	164	172	3,214
Accumulated depreciation:
Balance as of January 1, 2021	288	602	376	82	83	1,431
Additions	171	19	26	10	24	250
Disposals	(103)	-	-	-	-	(103)
Translation differences	11	20	15	3	4	53
Balance as of December 31, 2021	367	641	417	95	111	1,631
Depreciated balance as of December 31, 2021	1,311	40	102	69	61	1,583

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT (cont.):

B.	New production facility in Dimona

In August 2022, the Company commenced the construction of its newly upgraded production facility in Dimona, Israel, which is planned to be fully operational by the end of 2023. Accordingly, the Company has reassessed the period of the expected lease term in Dimona to include the option period (2 additional years) under such lease and recognized an additional USD 449 thousand in respect of the right of use asset and lease liability.

The new production facility, which has not yet commenced operations (and therefore is not yet depreciated), will include inter-connectivity and smart automation of production in the production of bGen TES modules. Consequently, as part of the transitioning to the new production facility, the Company reassessed the remaining life and recoverability of the old production line and its components, and recognized a write down of parts that cannot be utilized in the new facility to their estimated fair value less cost of sale, resulting with a loss recognition of USD 704 thousand (presented among “other expenses” in 2022).

As of December 31, 2022, the total amount of the facility under construction, including capitalized borrowing costs of USD 20 thousand, amounts to USD 599 thousand. Firm commitments have been signed for the construction of certain equipment within the facility that amount to USD 2,124 thousand (advances have been made in the amount of USD 685 thousand).

C.	Rotem 1 project

The Rotem 1 project, owned and executed by the subsidiary Brenmiller Energy (Rotem) Ltd. (“Brenmiller Rotem”), was initiated and planned as a facility for generating electricity to be sold to the Israel Electricity Corporation (IEC) for a period of 20 years from the date of operation of the facility, using thermo-solar technology, combining energy storage and gas use.

The Project construction has been on hold from the end of 2019, and eventually abandoned following the Company’s decision to focus on its core technology other that the initialization and operation of power plants, and fail of negotiations for sale of control in Brenmiller Rotem to a third party. In 2020, an impairment loss of USD 2,973 thousand was recognized, and as from December 31, 2020, the facility is presented on the basis of the net realizable value of its main asset). During 2022, the Company commenced negotiations with potential buyers of the asset and accordingly has presented it as an “asset held for sale” at fair value less costs to sell, among current assets.

During 2022, following an agreement reached with the lessor of the land (on which the project was built), the Company completed vacating the premises and the land was returned to the lessor, after dismantling the facility. Following this, Brenmiller Rotem ceased its operations. Consequently, Brenmiller Rotem derecognized the lease obligation and right of use of the land.

Net loss derived from the closure of Rotem 1 project, as presented in the statement of comprehensive loss for the year 2022, is comprised of write-down loss in the amount of USD 360 thousand, of the asset held for sale above, vacating expenses of USD 16 thousand, net of lease termination gain (Note 9C) of USD 205 thousand.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES:

This Note refers to leases in which the Group is the lessee.

A.	Right-of-use assets:

	Land	Offices and buildings	Vehicles	Total
	USD in thousands
Cost:
Balance as of January 1, 2022	1,721	2,027	770	4,518
Additions and modifications during the year (Note 8B)	-	449	152	601
Derecognition of Rotem 1 lease (note 8C)	(1,721)	-	-	(1,721)
Translation differences	-	(238)	(90)	(328)
Balance as of December 31, 2022	-	2,238	832	3,070
Accumulated depreciation:
Balance as of January 1, 2022	258	897	345	1,500
Depreciation	-	361	174	535
Derecognition of Rotem 1 lease (note 8C)	(258)	-	-	(258)
Translation differences	-	(120)	(49)	(169)
Balance as of December 31, 2022	-	1,138	470	1,608
Depreciated balance as of December 31, 2022	-	1,100	362	1,462
Depreciation period		5- 6 years	3 years

	Land	Offices and buildings	Vehicles	Total
	USD in thousands
Cost:
Balance as of January 1, 2021	1,664	1,556	361	3,581
Additions and modifications during the year	-	400	389	789
Translation differences	57	71	20	148
Balance as of December 31, 2021	1,721	2,027	770	4,518
Accumulated depreciation:
Balance as of January 1, 2021	166	591	221	978
Depreciation	83	276	112	471
Translation differences	9	30	12	51
Balance as of December 31, 2021	258	897	345	1,500
Depreciated balance as of December 31, 2021	1,463	1,130	425	3,018

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (cont.):

B.	Leases liabilities:

	Land	Offices and Buildings	Vehicles	Total
	USD in thousands

Balance as of January 1, 2022	1,755	1,217	430	3,402
Additions (Note 8B)	-	449	152	601
Derecognition of Rotem 1 lease (Note 8C)	(1,668)	-	-	(1,668)
Interest expense	-	58	11	69
Lease payments	(64)	(401)	(182)	(647)
Translation differences	(23)	(127)	(42)	(192)
Balance as of December 31, 2022	-	1,196	369	1,565

Current maturities of lease obligations	-	405	201	606
Long-term lease obligations	-	791	168	959
Balance as of December 31, 2022	-	1,196	369	1,565
Balance as of January 1, 2021	1,704	1,022	147	2,873
Additions	-	400	389	789
Interest expense	62	110	7	179
Lease payments	(67)	(358)	(121)	(546)
Translation differences	56	43	8	107
Balance as of December 31, 2021	1,755	1,217	430	3,402

Current maturities of lease obligations	337	433	184	954
Long-term lease obligations	1,418	784	246	2,448
Balance as of December 31, 2021	1,755	1,217	430	3,402

C.	Additional lease information:

1)	On July 15, 2015, the Company entered into an agreement to lease its offices in Park Afek, Rosh Ha’ayin. The said lease agreement was signed for a period of five years from the date of the contract, with an option to renew for an additional 5 years. The agreement includes a stipulation that the Company is given the right to terminate the contract from July 2017 and each subsequent year until the end of the agreement period in exchange for cash compensation, as defined in the agreement. In February 2020, the lease option was exercised for an additional 5 years until August 2025, while updating the leased area and rent. The lease payments are linked to the Israeli Consumer Price Index (“CPI”).

2)	On March 9, 2014, Brenmiller Rotem entered into an agreement to lease land owned by the State of Israel, on which Brenmiller Rotem was establishing, installing and operating Rotem 1, for a period of 10 years from the date of the transfer of possession to Bernmiller Rotem with an option to extend the agreement for another 10 years. Bernmiller Rotem received possession of the land during the month of December 2017. On March 2022, the Company and the lessor agreed to cease the lease effective November, 2022 and the land holding was returned to the lessor (Note 8C). As agreed between the parties, part of Brenmiller Rotem’s lease unpaid debt of NIS 441 thousand (USD 125 thousand), was waived at this time. Consequently, the Company derecognized the balances of the right-of-use asset and the lease liability and recognized a termination gain of NIS 695 thousand (USD 205 thousand).

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (cont.):

C.	Additional lease information (cont.):

3)	On July 1, 2021, the Company entered into a new lease agreement with the lessor of the building that serves as the Company’s manufacturing plant (see 8B above), for alternate premises. The new lease period ends on June 30, 2024, with an option for 2 additional years. Consequently, an additional liability and right of use asset of approximately USD 400 thousand was recognized in the second half of 2021 for a lease period of three years. In 2022, taking into account the construction of the new production facility and the expected exercise of the option, an additional liability and right of use asset of approximately USD 449 thousand was recognized in the first half of 2022 for an additional lease period of two years.

NOTE 10 - TAXES ON INCOME:

A.	Taxation of companies in Israel

The revenue of the Company and its subsidiaries in Israel is subject to corporate tax at a regular rate.

The corporate tax rate that applies to the Company’s profits is 23%.

Capital gains of the Company and its subsidiaries in Israel are taxable according to the regular corporate tax rate applying to the tax year.

B.	Losses carried forward for tax purposes

As of December 31, 2022, the Company had losses carried forward in the amount of approximately USD 65 million.

C.	Deferred taxes

The Company did not recognize deferred tax assets in respect of losses for tax purposes (see B. above) since their utilization is not expected in the foreseeable future.

D.	Tax assessments

The Company files consolidated tax returns with its subsidiary Brenmiller Rotem. The Company has final tax assessments up to and including the tax year 2017. The other subsidiaries have not been assessed for tax purposes since their incorporation.

NOTE 11 - OTHER PAYABLES:

	December 31
	2022	2021
	USD in thousands
Employees and employee institutions	806	871
Expenses payable	305	620
Other liabilities	3	91
	1,114	1,582

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - LOANS AND ROYALTY OBLIGATIONS:

A.	Loan from the European Investment Bank (hereinafter: “EIB”)

On March 31, 2021, the Company and EIB signed an agreement for the receipt of financing for the expansion plan of the Company and the establishment of an advanced production plant for thermal storage systems in Israel (“the financing agreement”), the main terms of which are as follows:

1)	The financing is limited to an amount of Euros 7.5 million.

2)	The drawing down of the loan will be done in 2 tranches – the first, in the amount of Euros 4 million, was done in July 2022, and the second, in an amount of up to Euros 3.5 million, can be drawn within a period of 36 months from signing the agreement.

3)	The loan is payable in Euros and is for a period of 6 years from the time of the drawing down of the tranche with an annual interest rate of 5% for the first tranche and 3% for the second tranche.

In the first three years, only interest will be payable on the loan, whereas in the fourth, fifth and sixth years, 3 identical payments of principal and interest will be payable.

In addition, the Company will pay royalties to EIB at a rate of 2% of the sum of the Company’s sales up to the extent of the loan that has actually been drawn down (up to additional 100% of the drawn amount). The repayment of the royalty liability is not limited in time. The Group accounted for the loan liability and the royalty liability as two separate financial instruments as each represents a contractual right or obligation with its own terms and conditions, each may be transferred or settled separately; and each is exposed to risks that may differ from the risks to which the other financial instrument is exposed. Consequently, the Company allocated the proceeds received to the loan liability component and the royalty’s liability component on a relative fair value basis, resulting with an effective annual interest rate of 6.84% for the loan liability and 15.52.% for the royalty liability. See also B. Below.

4)	In addition to general conditions applicable to the drawing down of the loan, the drawing down of the second tranche is dependent on reaching certain milestones by that time, including inter alia: obtaining an aggregate contribution in cash by way of capital contribution in an amount equal to at least 100% of the second tranche, achieving specified minimum cumulated offtake orders of storage modules, obtaining a duly executed agreement with a third party (dated after the cut-off date of 31st August 2020) for at least one project outside Israel with a specified minimum order of storage modules, and cumulative revenues for the 12 months immediately preceding the disbursement date amount to at least EUR 4 million.

5)	The EIB has the right to cancel part of the loan that has not been granted to the Company and to demand the immediate repayment of the amount of the loan that has been made available to the Company in the event of a change in control in the Company.

6)	As security for the loan, the Company pledged the equipment that has been agreed upon in the financing agreement as well as all of the revenues generated from the sale of thermal energy storage systems manufactured by the Company under a first ranking fixed lien.

7)	The Company is to comply with the following main covenants: a prohibition on the sale of certain assets except in the regular course of business, a prohibition on the execution of a merger or a structural change in the Company’s group, except in the cases that have been determined in the financing agreement with the bank, the Company may not distribute a dividend except in the cases that are set forth in the financing agreement with bank, the Company will be entitled to receive a government grant up to the amount that is set forth in the financing agreement with the bank, and the Company is to hold cash and cash equivalents in an amount of not less than 350 thousand Euros at all times.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - LOANS AND ROYALTY OBLIGATIONS (cont.):

B.	Royalty obligations

1)	Royalty liabilities are comprised as follows:

	December 31
	2022	2021
	USD in thousands

In respect of Israeli government grants	1,307	1,368
Relating to NYPA Project (including Bird foundation)	776	909
In respect of EIB finance agreement (see A above)	320	-
Total royalty liabilities	2,403	2,277
Less – amounts presented as current maturities	(260)	(41)
Non-current royalty liabilities	2,143	2,236

2)	Israeli government grants

Through December 31, 2022, the Company received grants from the Innovation Authority in the cumulative amount of approximately USD 4.2 million for support programs in research and development activities. In exchange for the support from the Innovation Authority, the Company is subject to the provisions of the Encouragement of Research and Development Law in connection with intellectual property and is also obligated to pay royalties at a rate of between 3% and 5% (in accordance with the Encouragement of Research and Development in Industry Regulations (Rate of Royalties and Rules for their Payment), 5756 - 1996) from all revenues from the use of technology developed up to the ceiling of USD 3.3 million out of the total amount of such support, linked to the dollar, and bearing LIBOR interest. Subject to the Company’s announcement to the Innovation Authority regarding the feasibility of a partial transfer of production outside Israel, the royalty ceiling was increased to 120% of the above amounts received.

Out of the total of the above USD 3.3 million, an amount of USD 0.8 million is for technology that has not matured into a product and for which no royalties will be paid. Royalties’ liability for the remaining USD 2.5 million (discounted), was recognized as a liability.

As of December 31, 2022, the Company received grants from the Israel Ministry of Energy in the cumulative amount of approximately USD 0.7 million for support programs in research and development activities. In return, the Company is obligated, inter alia, to pay royalties of between 3% and 5% of all revenues from the use of the technology developed, up to the ceiling of the total amount of such support which is linked to the Israeli Consumer Price Index plus annual interest at the rate established by the Israeli Accountant General.

In addition, the Company received in prior years under two support programs of the Israel Ministry of Economy and Industry, an amount of approximately USD 56 thousand each in connection with the Company’s international marketing activities. In return for the said support, the Company is obligated to pay royalties of 3% of the Company’s revenues from exports to countries for which the support was received.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - LOANS AND ROYALTY OBLIGATIONS (cont.):

B.	Royalty obligations (cont.):

3)	NYPA Project

Under a cooperation agreement signed in January 2018 with the New York Power Authority (hereinafter - “NYPA”) the Company and NYPA established a pilot facility (currently in its commissioning phase). The pilot facility includes a high temperature storage combined heat and power (“CHP”) unit developed by the Company (“the Product”), that will provide electricity and hot water to the campus of a university in north New York (the “NYPA Project”).

Pursuant to the provisions of the NYPA Agreement, signed for a period of 10 years, and amendment made thereto in prior years, NYPA bore the costs of engineering services and the cost of materials required for the integration of the facility, and is responsible to provide technical and logistical support for the commissioning of the Product and will support the marketing efforts of the thermal storage solution developed by the Company in the US and Canada.

As part of the Project financing, the Company and NYPA (hereinafter – “the Parties”) received a conditional grant from the Bird Foundation (Israel-United States Research and Development Foundation) (hereinafter - the “Bird Foundation”), in the sum of USD 1 million, under a cooperation and financing agreement with the Bird Foundation that was signed in April 2018. The Company is committed to pay the Bird Foundation royalties from gross revenues derived from the sale, leasing or other marketing or commercial exploitation, including service or maintenance contracts of the Product, or the licensing of the Product, at the rate of 5%, up to a maximum refund of 150% of the total amount of the grant, subject to the extension of the repayment period.

Under the NYPA agreement, the Company will pay annual royalties to NYPA of 5% from gross sales made, beginning June 1, 2022, until NYPA has been fully compensated for the expenditure amounts agreed between the parties. Royalties for each year will be paid in the subsequent year, the first of shall be retroactive and include the Company’s gross sales from all its applications since January 11, 2018. As of December 31, 2022, the total basis amount for such royalty payments, amounts to USD 1,148 thousand. After NYPA is fully compensated for the above amount, NYPA shall receive 3.5% royalties from gross sales made within the US territory, for the remainder of a 10-year-period beginning upon the initial sale or licensing of the Product to a third party, or to the end of the term of the NYPA agreement, whichever is longer.

4)	In accordance with the update of management’s assessment regarding the expected income from the sale of storage units in the coming years, liabilities in respect of the grants and financing received were included in the financial statements.

Total nominal amounts of grants for which the Company does not expect to pay royalties, and has not provided therefor, amount to USD 699 thousand. As to projected undiscounted payments of royalty liabilities in the following years with respect to recognized royalty obligations - see Note 13A.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - LOANS AND ROYALTY OBLIGATIONS (cont.):

C.	Warrants

During 2020, the Company and Bank Leumi Le-Israel Ltd. (the “Bank”) signed a final outline plan for the early repayment and settlement of Brenmiller Rotem’s remaining debt and credit facitlity to the bank. Under the plan, and pursuant to an agreement signed on July 20, 2020, the Company paid USD 1.52 million in cash, allowed the forfeiture of a pledged deposit of approximately USD 109 thousand and issued to the Bank 370,000 non-marketable share options (warrants) that can be exercised to 185,000 Ordinary Shares of NIS 0.02 of the Company (see also Note 14A.) with a total value of approximately USD 494 thousand (calculated according to the “Black & Scholes” model). Subsequent to the above, the Bank waived and gave up any claim, pledge and guarantees provided by the Company in favor of the Bank.

Consequently, the Company recognized in 2020 a financial gain of USD 0.9 million.

The warrants, which have a net exercise mechanism (cashless), are a derivative financial liability that is measured at fair value through profit or loss. They are exercisable at any time, based on share price of NIS 30.70, for a period of 3 years.

As of December 31, 2022 and 2021and 2020, the fair value of the Bank options was estimated at approximately USD Nil, USD 213 thousand and USD 1,263 thousand, respectively. The fair value adjustment of approximately USD 197 thousand, USD 1,053 thousand and USD (730) thousand, was recognized as financial income (expenses), for the years ended December 31, 2022, 2021 and 2020, respectively.

The above fair values (level 2 in the hierarchy), were calculated according to the Black and Scholes formula and is based on the following assumptions:

	December 31,
	2022	2021	2020
Standard deviation*	54%	71%	91%
Risk free interest	3.25%	0%	0%
Expected dividend	0%	0%	0%
Exercise period	0.5 years	1.5 years	2.5 years
Actual Share price (in dollars, unadjusted)	1.4	3.0	5.9

*	The degree of volatility is based on the historical volatility of the Company’s share for the corresponding periods over the expected life of the option up to the date of exercise.

NOTE 13 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

A.	Financial risk management

The Company’s activities expose it to various financial risks, the main being liquidity risk. The cash flow projections are performed by the Group’s finance division. The Group’s finance division examines current forecasts of liquidity requirements of the Group to ensure that there is sufficient cash for operational needs, see also Note 1C.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.):

A.	Financial risk management (cont.):

The table below presents an analysis of the Group’s non-derivative financial liabilities classified into relevant maturity groups, according to the period remaining to the date of their contractual maturity as of December 31, 2022 and 2021. The amounts shown in the table are undiscounted contractual cash flows:

	Less than 1 year	Between 1 -2 years	Between 2 – 5 years	Over 5 years
	USD in thousands
BALANCE AS OF DECEMBER 31, 2022:
Trade and other payables	1,267	-	-	-
EIB loan	213	213	3,412	1,493
Lease liabilities	606	573	465	-
Liability for royalties*	260	281	2,025	7,537
	2,346	1,067	5,902	9,030
BALANCE AS OF DECEMBER 31, 2021:
Credit and bank loans	5	-	-	-
Trade and other payables	1,755	-	-	-
Lease liabilities	954	768	1,469	1,448
Liability for royalties*	41	343	2,763	3,068
	2,755	1,111	4,232	4,516

*	Estimated timing and amounts, based on management revenue projections (see Note 3A).

B.	Changes in main financial liabilities in respect of which cash flows are classified as cash flows from financing activities:

	Bank loans	Related Party loan	Liability for share options	EIB loan	Liability for royalties	Lease liabilities
	USD in thousands
Balance as of January 1, 2021	21	964	1,263	-	2,204	2,873
Changes during 2021:
Cash flows received	-	-	-	-	24	-
Cash flows paid	(16)	(949)	-	-	(12)	(546)
Amounts carried to profit or loss	-	-	(1,053)	-	(13)	179
Changes in leases	-	-	-	-	-	789
Translation differences	-	(15)	3	-	75	107
Balance as of December 31, 2021	5	-	213	-	2,278	3,402
Changes during 2022:
Cash flows received	-	-	-	3,726	314	-
Cash flows paid	(5)	-	-	-	(85)	(647)
Amounts carried to profit or loss	-	-	(197)	330	175	(136)
Changes in leases	-	-	-	-	-	(862)
Translation differences	-	-	(16)	(91)	(279)	(192)
Balance as of December 31, 2022	-	-	-	3,965	2,403	1,565

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.):

C.	Foreign Currency risk:

The Group is exposed to foreign currency risk mainly with respect to revenue generated outside of Israel, the purchase of raw materials, foreign subcontractors and/or advisors and royalty liabilities that are denominated or linked to the USD. The currencies in which most expenses are denominated are NIS (mainly payroll expenses), the dollar, and to a lesser degree, the Euro. Commencing 2022, the Company exposure to the Euro has increased as a result of its Obligations to the EIB (Note 12A).

Also, fluctuations in foreign currency exchange rates may affect the profitability of the Company projects in the countries that it operated.

Consequently, the Group is exposed to fluctuations in the dollar/NIS and the Euro/NIS. As of December 31, 2022 and 2021, the balance of USD liability for royalties amounted to USD 1,423 thousand and USD 1,605 thousand, respectively. The balance of Euro liabilities (for EIB and royalties) amounted at December 31, 2022 to Euro 4,103 thousand.

An increase of 5% in the exchange rate of the NIS/USD, while all other variables remain constant, will increase the Company’s loss and accumulated deficit by USD 37 thousand. An increase of 5% in the exchange rate of the NIS/Euro, while all other variables remain constant, will increase the Company’s loss and accumulated deficit by USD 203 thousand.

The exchange rates of the USD and the changes therein during the reporting periods, are as follows:

	2022		2021
	1 Euro =	1 USD =

Exchange rate at December 31,	NIS 3.753	NIS 3.519	3.110 NIS

Increase (decrease) during the year	6.9%	13.2%	(3.3)%

D.	Fair value estimates of financial instruments (that are not presented at fair value)

The book value of financial balances constitutes a reasonable approximation of their fair value since the effect of capitalization is not material.

NOTE 14 - EQUITY:

A.	Share capital

The Company’s share capital, as of December 31, 2022, consists of ordinary shares with a par value of NIS 0.02 per share (“Ordinary Shares”) that are traded on the Tel Aviv Stock Exchange (“TASE”) and on Nasdaq (see 3 below). Following a two for one reverse stock split that took effect on February 20, 2022 (“the reverse stock split”), the Company consolidated its Ordinary shares of NIS 0.01 par value into Ordinary shares of NIS 0.02 par value. Share data in these financial statements, have been adjusted retroactively to give effect to the reverse stock split, and the consequent changes made to warrants and options issued by the Company.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - EQUITY (cont.):

A.	Share capital (cont.)

Changes during 2021 and 2022 are as follows:

	Number of shares
	2022	2021	2020
Issued and paid Ordinary Shares of NIS 0.02
Outstanding shares at the beginning of the year	13,706,328	11,119,303	7,711,666
Shares issued in public offering and private placements during the year	1,517,655	2,585,025	2,509,689
Share issued for warrants exercised during the year	-	-	12,375
Share issued for share options exercised during the year	-	2,000	51,000
Conversion of convertible loans during the year	-	-	834,573
Outstanding shares at the end of the year	15,223,983	13,706,328	11,119,303
Authorized	50,000,000	50,000,000	50,000,000

1)	On June 14, 2020, the Company completed a capital raising of USD 1.4 million through a private offering in which 416,665 Ordinary Shares and 499,998 non-marketable warrants that can be exercised into 249,999 Ordinary Shares of NIS 0.02 of the Company were issued. Every two warrants are exercisable, for a period of 4 years from issuance, at the price of 18 New Israeli Shekels. The consideration received for the warrants and the shares was recorded on a relative fair value basis. Issuance costs amounted to USD 80 thousand.

2)	On June 4, 2020, an investment agreement was signed between the Company and Mr. Rani Zim (including through companies under his control and / or those on his behalf). On July 23, 2020 and after the approval of the Company’s General Meeting, the transaction was completed, in which the Company issued Mr. Rani Zim and Mr. Yoav Kaplan a total of 2,093,024 Ordinary Shares of NIS 0.02 par value, for consideration of USD 5.3 million. Issuance costs amounted to USD 74 thousand.

3)	On July 23, 2020, upon the execution of the investment agreement as above, the two convertible loans made to the Company during September-October 2019, were automatically converted according to their terms. In this framework, the cumulative debt and interest of approximately USD 1.7 million was converted into 834,573 Ordinary Shares of NIS 0.02 par value of the Company.

4)	On February 8, 2021, the Company completed a public offering in the Tel Aviv stock exchange, pursuant to a Shelf Offering Report. As part of the offering, 314,215 Ordinary Shares of NIS 0.02 par value of the Company were issued to the public. The total gross consideration that the Company received amounted to approximately USD 3.0 million, before issuance costs. Issuance costs amounted to USD 44 thousand.

5)	On February 18, 2021, the Company completed a capital raising in an amount of approximately USD 5.6 million by means of a private placement, in which 600,500 Ordinary Shares of NIS 0.02 par value were issued. Issuance costs amounted to USD 95 thousand.

6)	On October 31, 2021, and as part of the Company’s preparation for listing on Nasdaq, the Company entered into an investment agreement with 4 accredited investors that includes a private placement of the Company’s Ordinary Shares and warrants for a capital investment of USD 15 million, to be made in two stages.

According to the agreement, upon closing of the first stage on December 30, 2021 the Company received an aggregate amount of USD 7.5 million against the issuance of 1,670,310 Ordinary Shares of NIS 0.02 par value.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - EQUITY (cont.):

A.	Share capital (cont.)

On May 24, 2022, following the completion of listing on Nasdaq and the effectiveness of a registration statement covering the resale of the Ordinary Shares and the ordinary shares underlying the prefunded warrants under the investment agreement, an additional investment of USD 7.5 million, was made against the issuance of additional 1,517,655 Ordinary Shares and 152,655 prefunded warrants to purchase Ordinary Shares of NIS 0.02 par value, at an exercise price of NIS 0.60 per ordinary share exercisable immediately upon issuance for a period of 5 years from issuance.

In connection with the above investment agreement and its facilitation of, the Company paid transaction fees to a third party consisting of cash consideration of USD 275 thousand and non-marketable options, exercisable into 53,596 Ordinary Shares of the Company, for an exercise price of NIS 14.18 per one Ordinary Share of 0.02 par value. The above fees were paid proportionately upon the closing of each stage of the investment agreement. Consequently, issuance costs of USD 592 thousand, including the value attributed to the options granted of USD 275 thousand, were charged to share premium derived from the issuance of Ordinary Shares. The value attributed to the above options was calculated according to the Black and Scholes formula.

7)	As to the issuance of units of Ordinary Shares and warrants in a private placement subsequent to December 31, 2022, and the conversion of the unpaid salary of the controlling shareholder to identical units, see Note 21.

B.	Warrants:

1)	Warrants (series 1)

Series 1 were issued in 2018 as part of a public offering in TASE. 1,200,000 warrants, exercisable to 600,000 Ordinary Shares for a period of 2 years were issued. During 2020, a total of 24,315 warrants (Series 1) were exercised in exchange for approximately USD 120 thousand. On March 1, 2020, the remaining warrants (Series 1) expired.

2)	Warrants (series 2 and 3)

These warrants were issued on November 16, 2020, in a public offering in TASE under a Shelf Offering Report, which included 400,000 warrants (Series 2) and 400,000 warrants (Series 3). The total gross proceeds received in the offering amounts to approximately USD 0.74 million, before issuance expenses. Every two warrants (Series 2) are exercisable for NIS 48, to 1 Ordinary Share of NIS 0.02 par value of the Company for a period of one year. Every two options (Series 3) are exercisable for NIS 70, to 1 Ordinary Share of NIS 0.02 par value of the Company for a period of three years.

Under an arrangement offered by the Company to the holders of its series 2 and 3 warrants, approved by the district court in Lod on October 26, 2021, and after the approval of a special general meeting of the abovesaid warrant holders, the period for exercise of the above warrants was extended by one year (through November 15, 2022 for series 2 and November 15, 2024 for series 3). All other terms of the warrants remain unchanged. As of the approval date of these consolidated financial statements, no warrants have been exercised yet, and series 2 warrants have expired. Warrants series 3 are quoted on the TASE.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - EQUITY (cont.):

B.	Warrants (cont.):

3)	Non- marketable warrants

As at December 31, 2022 and 2021, the Company has 499,998 outstanding non-marketable warrants, issued with ordinary shares in a private placement made on June 14, 2020, see A1) above.

As to prefunded warrants issued under the investment agreement – see A above.

C.	Share-based payments:

1)	In July 2013, the Company’s Board of Directors (“the Board”) approved a share option scheme that is intended to provide an incentive to retain or attract employees, directors, consultants and service providers of the Company and its Affiliates and will be administered by the Board (“the 2013 plan”). On September 15, 2022, the Board approved an amendment to the plan, that will allow the Company to reserve from time-to-time, out of its authorized unissued share capital, such number of Shares, as the Board deems appropriate.

The options can be exercised for 10 years from the date of their allotment. An option that is not exercised by that date will expire.

Pursuant to the options plan, the options for the Company’s employees and officers, other than its controlling shareholder, will be allocated under Section 102 of the Israeli Income Tax Ordinance (where the Board of Directors can determine the type of option as “Option 102 in the Non-Trustee Track” or “Option 102 in the Trustee Track”) and the options for persons who are not employees or officers in the Group, in addition to the controlling shareholder of the Group, will be allocated in accordance with Section 3(i) of the Israeli Income Tax Ordinance.

2)	On August 2, 2020, the Board of Directors approved the grant, under the 2013 Plan, of 461,500 share options that can be exercised to 230,750 Ordinary Shares of NIS 0.02 par value of the Company to officers, employees of the Company and a service provider. The options were allotted on September 13, 2020. Every two options are exercisable into one ordinary share for a consideration of 26 New Israeli Shekels. The options vest evenly over four years from the date they were granted (September 13, 2020).

The economic estimated value of the options totaled USD 664 thousand, calculated according to the Black and Scholes formula, based on the following assumptions: expected dividend 0%, standard deviation between 78% -105% and risk-free interest of 0.1%. The degree of volatility is based on the historical volatility of the Company’s share for the corresponding periods over the expected life of the option up to the date of exercise (expected 2.5 years in average).

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - EQUITY (cont.):

C.	Share-based payment (cont.):

3)	In July 2021, the Company published a non-exceptional and insignificant private placement report to a provider of services to the Company, who serves in the role of Chairman of the Advisory Committee, for 144,432 non-marketable and non-transferrable share options, that are exercisable into 72,216 Ordinary shares of NIS 0.02 par value of the Company.

36,108 of the issued and allotted options vest over a period of six months, after which they are exercisable to 18,054 Ordinary Shares (every two options confer the right to one Ordinary Share of NIS 0.02 par value for NIS 0.6 per share). The remaining 108,324 options are exercisable to 54,162 Ordinary Shares, so that every 2 options confer the right to one Ordinary Share of NIS 0.02 par value for NIS 23.6 per share, and vest as follows; 25% after 12 months, and the remaining 75% on a monthly basis over a period of 36 months, that starts after the first 12 months. The above 36 months may be accelerated to 24 months vesting period, or 12 months vesting period, in certain events. All options expire after 5 years.

The options were valued at USD 247 thousand, according to the Black and Scholes formula, based on the following assumptions: expected dividend 0%, standard deviation 76%, risk-free interest of 0.1% and expected life to exercise of 5 years.

4)	On October 31, 2021, the Company’s Board of Directors approved the grant, under the 2013 Plan, of 486,500 non-marketable share options to 26 employees and advisors (three of which are officers of the Company), under the 2013 share options plan of the Company. Every two options are realizable into 1 Ordinary Share of NIS 0.02 par value of the Company (subject to adjustments), for NIS 19.4, in a cashless exercise manner, in which the grantor will receive Ordinary Shares that reflect the benefit component in the realized options. The option vest in three equal portions over a period of three years.

The options were valued at USD 1,056 thousand (of which the officers’ options amount to USD 313 thousand), according to the Black and Scholes formula, based on the following assumptions: share price of NIS 9.81 (adjusted to reflect a transaction occurred immediately after the grant), expected dividend 0%, standard deviation 76%, risk-free interest of 0.1% and expected life to exercise of 6 to 10 years.

5)	On February 9, 2022, the Board of Directors approved the grant of 25,000 non-marketable share options, exercisable to 25,000 Ordinary shares of NIS 0.02 of the Company, to an employee of the Company, based on the terms of the 2013 options plan. Each option is realizable into one share for NIS 19.4. in a cashless exercise manner; The option vest in three equal portions over a period of three years.

The estimated value of the above options is NIS 282 thousand (USD 87 thousand, as of approval date), which was calculated according to the Black and Scholes formula, based on the following assumptions: expected dividend 0%, standard deviation 75%, risk-free interest of 0.1% and expected life to exercise of 6 years.

6)	As to the grant of non-marketable share options to a mediator – see A4 above.

7)	As to the grant of non-marketable share options to directors and controlling shareholders – see Note 20.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - EQUITY (cont.):

C.	Share-based payment (cont.):

Information on the awards outstanding and the related weighted average exercise price as of and for the years ended December 31, 2022, 2021 and 2020 are presented in the table below:

	Year ended December 31, 2022		Year ended December 31, 2021		Year ended December 31, 2020
Relating to options:	Number of potential Ordinary shares	Exercise price range*	Number of potential ordinary shares	Exercise price range*	Number of potential ordinary shares	Exercise price range*
Outstanding at beginning of the year	739,514	NIS 23.4 ; USD 10.0	438,250	NIS 26; USD 10.0	323,600	USD 10.0
Granted	749,798	NIS 13.78 - NIS 80	342,264	NIS 14.18 – 23.4	230,750	NIS 26.0
Exercised**	-	-	(2,000)	USD 10.0	(43,000)	USD 10.0
Forfeited	(42,500)	NIS 13.78 – NIS 19.4	(29,500)	NIS 26; USD 10.0	(3,000)	USD 10.0
Expired	-	-	(9,500)	NIS 26; USD 10.0	(70,100)	USD 10.0
Outstanding at end of the year	1,446,812	NIS 13.78 – NIS 80	739,514	NIS 14.18; USD 10.0	438,250	NIS 26; USD 10
Exercisable at end of the year	486,874	NIS 14.18 ; USD 10.0	282,861	NIS 23.4; USD 10.0	175,800	USD 10.0

*	Per 1 Ordinary Share of NIS 0.02 par value. Exercise price is quoted in denominated currency, see relevant exchange rates in Note 13C.

**	Average share price for options exercised in 2021 – USD 9.6, for options exercised in 2020 – USD 12.0.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - EQUITY (cont.):

C.	Share-based payment (cont.):

The following table summarizes information about stock-based awards outstanding at December 31, 2022 2021 and 2020

	Year ended December 31, 2022		Year ended December 31, 2021		Year ended December 31, 2020
Exercise price range	Number of potential Ordinary shares	Weighted average remaining contractual life (years)	Number of potential ordinary shares	Weighted average remaining contractual life (years)	Number of potential ordinary shares	Weighted average remaining contractual life (years)
NIS 13.78 – NIS 19.4	677,346	7.3	270,048	9.1	-	-
NIS 23.4 – NIS 26.0	274,466	2.8	274,466	3.8	230,750	4.5
USD 10	195,000	2.2	195,000	3.2	207,500	4.3
NIS 40; NIS 60; NIS 80	300,000	9.2	-	-	-	-
NIS 13.78 – NIS 80	1,446,812	6.1	739,514	5.6	438,250	4.4

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - PLEDGES, GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES:

A.	As of December 31, 2022, the Company have pledged deposits of USD 85 thousand (presented as long-term restricted deposits) against bank guarantees in respect of the lease agreements for its offices, and additional deposits of USD 34 thousand (presented as short-term restricted deposits), against a guarantee in favor of a program with the Ministry of Energy and for securing credit.

As to pledges made to secure the EIB loan – see note 12A.

B.	Commitments:

The Company has entered into an agreement with a number of service providers for the purpose of locating and recruiting investors. The consideration for these agreements is on a basis of success in recruitment only, at a rate of 2% to 5% of the gross investment amount that will be recorded as share issuance costs that will be deducted from the premium on shares.

C.	Distribution and production agreement:

In February 2020 the Company entered into an agreement with Fortlev Energia Solar Ltda (“Fortlev”) – a Brazilian company, pursuant to which it granted Fortlev a license for a period of 25 years to market its bGen technology in Brazil and Colombia. Under the agreement, until such time that Fortlev has established a production facility of its own, the Company shall pay Fortlev a commission fee of 10% of any sale it has completed in these territories. After the completion of a production facility, the Company will grant Fortlev an exclusive license for production and marketing of its product in these territories in which case, Fortlev will pay the Company 10% royalty from the sale of such products.

NOTE 16 - REVENUES:

In 2022, the Company recognized the revenue for licensing under the licensing agreement with a customer in Brazil (Fortlev -see Note 15C.), following the completion of know-how delivery.

Revenue in 2021 was derived from Thermal energy storage units sold to a customer in Brazil and other engineering services provided to a customer in Europe.

Revenue recognized that was included in the contract liability balance (deferred revenue) at the beginning of the years ended December 31, 2022 and 2021, amounts to USD 939 thousand and USD 95, respectively. As of December 31, 2022, USD 243 of the amount of deferred revenue is expected to be recognized during 2023 and the balance in 2024.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - COSTS AND EXPENSES:

A.	COST OF REVENUES:

	Year ended December 31,
	2022	2021	2020
	USD in thousands
Salary and related expenses	-	1,163	79
Consultants and subcontractors	247	881	1
Expenditure on materials (including inventory impairment loss)	2	792	1
Depreciation and other	-	259	29
Maintenance	-	93	12
	249	3,188	122
Operating costs not attributed to projects (mainly salary and related expenses) *	1,686	863	-
	1,935	4,051	122
Onerous contract provision included in costs	8	215	63

*	Costs and expenses relating to periods in which the plant did not operate in full capacity.

B.	RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES, NET:

	Year ended December 31,
	2022	2021	2020
	USD in thousands

Salary and related expenses	2,609	2,529	1,747
Consultants and subcontractors	441	998	632
Expenditure on materials	1,020	738	1,111
Depreciation and other	615	534	314
Office maintenance	208	167	137
	4,893	4,966	3,941
Less: Government Grants, see Note 3A	(275)	(1,266)	(1,734)
Add: royalty liability recognized for government grants (Note 12B)	-	-	1,706
	4,618	3,700	3,913

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - COSTS AND EXPENSES (cont.):

C.	MARKETING AND PROJECT PROMOTION EXPENSES, NET:

	Year ended December 31,
	2022	2021	2020
	USD in thousands

Salary and related expenses	954	521	190
Office maintenance	15	27	28
Project Promotion	84	45	82
Consultants	38	90	22
Other	131	64	74
	1,222	747	396
Less: Government grants, Note 3A.	-	-	(26)
	1,222	747	370

D.	GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31,
	2022	2021	2020
	USD in thousands

Salary and related expenses	2,302	1,070	557
Office maintenance	93	77	66
Consultants and insurance	1,660	1,104	548
Depreciation and other	410	335	295
	4,465	2,586	1,466

E.	OTHER EXPENSES, NET

	Year ended December 31,
	2022	2021	2020
	USD in thousands
Share in loss of joint venture (Note 4)	30	-	-
Write down of production line (Note 8B)	704	314	-
Other	3	(19)	143
	737	295	143

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - FINANCIAL INCOME AND EXPENSES, NET:

A.	Financial income:

	Year ended December 31
	2022	2021	2020
	USD in thousands
Interest income	51	3	-
Fair value adjustment of share option’s liability – Note 12C.	197	1,053	-
Debt arrangement gain – see Note 12C.	-	-	915
Exchange rate differences, Net	671	17	48
	919	1,073	963

B.	Financial expenses:

	Year ended December 31
	2022	2021	2020
	USD in thousands
Interest and fees to banks	17	82	120
Notional interest and linkage in respect of shareholder’s loan	-	8	55
Interest on EIB loan	92	-	-
Interest on lease liabilities	69	179	104
Exchange rate differences	-	75	12
Fair value adjustment of share option’s liability – Note 12C.	-	-	730
Interest on convertible loans	-	-	93
Adjustment of royalties’ obligation	180	11	-
	358	355	1,114

NOTE 19 - LOSS PER SHARE:

The loss per share is calculated by dividing the loss attributed to shareholders by the weighted average number of ordinary shares outstanding.

Basic Loss Per Share:

	Year ended December 31
	2022	2021	2020
Loss attributed to the shareholders of the Company (USD in thousands)	(11,067)	(10,348)	(9,481)
Weighted average number of ordinary shares outstanding	14,627,761	11,934,472	7,950,325
Basic loss per share (USD)	(0.76)	(0.87)	(1.19)

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - LOSS PER SHARE (cont.):

Diluted Loss Per Share:

	Year ended December 31
	2022	2021	2020
Loss attributed to the shareholders of the Company (USD in thousands), as above	(11,067)	(10,348)	(9,481)
Financial expenses relating to fair value adjustment of warrants*	-	(1,053)	-
	(11,067)	(11,401)	(9,481)
Weighted average number of ordinary shares outstanding, as above	14,627,761	11,934,472	7,950,325
Potential shares from exercise of warrants*	-	185,000	-
	14,627,761	12,119,472	7,952,325
Fully diluted loss per share (USD)	(0.76)	(0.94)	(1.19)

*	In 2022 and 2020, all share options and warrants had anti-dilutive effect and therefore the diluted loss per share data for 2022 and 2020 is the same as the basic loss per share data. For 2021, except for the warrants that are classified as a liability, all other share options and warrants have anti-dilutive effect.

NOTE 20 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

The Company’s key management personnel include, together with other parties, per the definition of “related parties” referred to in IAS 24R, include the members of the Board of Directors, and the members of senior management.

A.	Transactions with related parties:

	For the year ended December 31
	2022	2021	2020
	USD in thousands
Salary and related expenses to related parties employed in the Group (see B. below) – in respect of 3 persons*	1,390	682	485
Notional interest and linkage for shareholder’s loan**	-	8	55
Remuneration of directors - for four directors *	152	57	45

*	Including benefits recognized for share based payments.
**	The shareholder’s loan was repaid in full in February 2021.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (cont.):

A.	Transactions with related parties (cont.):

Balances with related parties:

	December 31
	2022		2021
	USD in thousands
Other payables - Employees and Institutions	282	*	310
Payables - expenses payable for directors’ remuneration	28		15

*	As to the conversion of USD 224 thousands into ordinary shares of the Company - see Note 21C.

B.	Employment agreements with related parties:

1)	Under the employment agreement that took effect in June 2017, following the listing of the Company’s shares for trading on the Tel Aviv Stock Exchange, Mr. Avraham Brenmiller - the controlling shareholder in respect of his position as CEO of the Company, and his sons Nir and Doron Brenmiller who are employed as senior officers of the Company, received a gross monthly salary of USD 24.5 thousand and USD 14 thousand (for each of his sons), and were also entitled to annual bonuses determined as a percentage of consolidated profit before tax, with a cap.

2)	During 2019, per notices given by the CEO and his sons, Nir and Doron, their monthly salary was reduced by 50%, 30% and 30%, respectively. Commencing 2021, That reduction was partially canceled for Nir and Doron so that, as of January 2021, the monthly salary of each of them is approximately USD 12.5 thousand gross.

3)	On February 9, 2022, the annual and extraordinary shareholders’ meeting of the Company approved the following:

a.	To reappoint Mr. Avraham Brenmiller as the chairman of the Company’s Board of Directors for an additional period of 18 months, commencing February 1, 2022.

b.	To update the terms and salary of employment of Mr. Nir Brenmiller and Mr. Doron Brenmiller for a period of three years, commencing the date of approval of the shareholders’ meeting, to a monthly gross salary of NIS 55,000 (approximately USD 17.1 thousand).

c.	To cancel the conditional annual bonus described in (1) above.

d.	To grant Mr. Avraham Brenmiller 150,000 non-marketable options, Mr. Nir Brenmiller and Mr. Doron Brenmiller - 75,000 non-marketable options, each, with the following terms:

The options vest in three equal bunches over a period of 3 years (33.3% each year), Each option is exercisable into one Ordinary Share of NIS 0.02, with the following exercise prices: first bunch – NIS 40 per one share, second bunch – NIS 60 per one share, third bunch – NIS 80 per one share (based on exchange rates as of approval date – USD 12.44 USD 18.66 And USD 24.88, respectively).

The estimated value of the above options is NIS 2,616 thousand (USD 810 thousand, as of approval date), which was calculated according to the Black and Scholes formula, based on the following assumptions: expected dividend 0%, standard deviation 75%, risk-free interest of 0.1% and expected life to exercise of 8 to 10 years (the options will expire after 10 years from issuance).

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (cont.):

B.	Employment agreements with related parties (cont.):

4)	On August 25, 2022, following the recommendation of the remuneration committee of the Company, and the approval of the Board of Directors, a Special General Meeting of the Company’s shareholders approved the adoption of a new compensation policy for the Company’s officers and directors. The new compensation policy, sets, with respect to related parties (controlling shareholders and directors), the following:

Mr. Avi Brenmiller

The employment agreement of Mr. Avi Brenmiller, as CEO of the Board, will be renewed for a period of three years, as of August 1, 2022, continuing with the same gross monthly salary of NIS 37,000 (approximately USD 10,600), with customary office terms and will be provided with a private car for his use with all expenses and possible tax consequences covered by the Company. These employment terms refer only to his duty as CEO, and he will not be entitled to any compensation as Chairperson. Mr. Brenmiller’s dual roles as CEO and Chairperson will be valid until August 1, 2023.

During his employment, Mr. Brenmiller will be eligible to receive an annual bonus, subject to the achievement of measurable goals, in accordance with the maximum amount stated in the Company’s compensation policy, as may be from time to time, subject to all required approvals according to applicable law.

In addition, as of June 23, 2022, he will be rewarded with a total of 225,000 share options to purchase up to 225,000 ordinary shares of the Company under the Company’s 2013 global incentive option plan. The options exercise price shall be NIS 13.78 per share (based on the average market share price in the last 30 days prior to the grant date, plus 15%), and they shall vest over three years (33.3% at the end of each year). Estimated value of this grant aggregates NIS 2.2 million (approximately USD 619 thousand, as of June 30, 2022).

The estimated value of the above options was calculated according to the Black and Scholes formula, based on the following assumptions: expected dividend 0%, standard deviation 75%, risk-free interest of 2% and expected life to exercise of 8 to 10 years.

The employment of Mr. Avi Brenmiller is for an indefinite term, subject the required approvals under applicable law. Either party may terminate the agreement with a written prior notice of 6 months.

Non-executive directors

To award, as of June 23, 2022, all non-executive directors of the Company with 30,000 share options to purchase up to 30,000 ordinary shares of the Company, each (120,000 options in total), with vesting conditions and exercise price that are similar to the options granted to Mr. Avi Brenmiller except that the expected life to exercise which are 2 to 4 years. Estimated value of each grant aggregates NIS 184 thousand (approximately USD 52 thousand for each non-executive director).

5)	Directors’ and Officers’ Liability Insurance Policy Following the recommendation of the Compensation Committee and the approval of the Board of Directors from June 23, 2022, on July 1, 2022 the Company updated its Directors’ and Officers’ liability insurance policy to accommodate the change in the regulatory environment in which the Company operates.

C.	As to changes made subsequent to December 31, 2022, in the compensation policy for officers and directors of the Company, the conversion of unpaid salary to Mr. Brenmiller into units of ordinary shares and warrants of the Company and his investment in the Company’s capital in the framework of a private placement of private investors – see Note 21.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - EVENTS AFTER DECEMBER 31, 2022:

Following the recommendations of the Board of Directors, on January 24, 2023, an extraordinary meeting of the Company’s shareholders approved the following:

A.	Private placement to investors and the controlling shareholder

An investment in the Company through a private placement by certain investors, part of whom are existing shareholders of the Company (the “Investors”), and the controlling shareholder of the Company, in an aggregate amount of NIS 12.463 million (USD 3.625 million), under the Company entered into definitive private placement agreements (from November 29, 2022 and December 6, 2022; the “Agreements”) with the Investors for the issuance through a private placement of 2,338,264 units, each consisting of one Ordinary Share of NIS 0.02 and one non-registrable and non-tradeable warrant at a price of NIS 5.33 (USD 1.55) per each issued Unit. Each warrant is exercisable into one Ordinary Share subject to payment of exercise price of NIS 6.13 (USD 1.78) per warrant for a term of five (5) years from the issuance date of the offered warrants.

The above private placement includes 645,028 units (representing a total investment of USD 1 million in cash), offered to Mr. Avraham Brenmiller - the Company’s controlling shareholder and the Company’s Chief Executive Officer and Chairman of the Board - with the same terms and conditions, as offered to the other investors.

The Investors and the controlling shareholder received piggyback registration rights for their ordinary shares and associated warrants. The Company has agreed to file a registration statement with the SEC to register the resale of the warrant shares thirty (30) days after becoming shelf eligible. Upon effectiveness of such registration statement, the aforementioned piggyback rights shall expire.

The Investors are subject to certain restrictions regarding resale of the Units, the Offered Shares and the shares underlying the Offered Warrants for Investors pursuant to Israeli and U.S. laws.

In February 16, 2023, the Company completed the issuance of the above units and received the total consideration as above.

B.	An amendment to the Company’s compensation policy for officers and directors

On November 23, 2022, the Board of Directors decided to implement an efficiency plan to decrease expenses and the Company’s burn rate, which plan may include, inter alia, exchanging accrued and unpaid cash salary to Company’s employees and officers with equity-based compensation (the “Efficiency Plan”). Therefore, on November 23, 2022, the Compensation Committee of the Board of Directors and the Board of Directors, respectively, approved and recommended to the shareholders of the Company to approve the adoption of an amendment to the compensation policy, which presents the following changes to the current compensation policy from August 25, 2022, as amended and approved by the shareholders of the Company:

To allow the Compensation Committee and the Board of Directors to exchange basic salary with equity-based compensation, either in whole or in part, by issuing Restricted Shares (“RS”) or Restricted Shares Units (“RSU”) which will be vested on a monthly basis. In such case, the calculation of the RS and RSU value in comparison to the basic salary will include a discount of up to 15%.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - EVENTS AFTER DECEMBER 31, 2022 (cont.):

B.	An amendment to the Company’s compensation policy for officers and directors (cont.)

To allow the Compensation Committee and the Board of Directors to exchange accrued and unpaid cash salary to office holders, including shareholders and /or relative of controlling shareholders, with RSU or any other equity-based compensation in accordance with the Company’s option plan (as defined in the current compensation policy) with the following minimum terms: vesting period of no less than one month, share price that will be calculated according to the average of Company’s market share price in the last 5-30 days (at the Boards’ discretion), with a discount of up to 15%.

C.	To approve a grant of equity-based compensation in exchange of accrued and unpaid employee’s salary to Mr. Avraham Brenmiller

As part of the Company’s Efficiency Plan, as described above, the shareholders approved the grant of equity-based compensation in exchange of unpaid employee’s cash salary to Mr. Brenmiller.

As of December 31, 2022, Mr. Brenmiller had an unpaid salary balance (in respect of prior years) in the amount of NIS 790 thousand (approximately USD 225 thousand). In exchange for the above unpaid salary and in connection with the Efficiency Plan, on November 17, 2022 and November 23, 2022, the Compensation Committee and the Board of Directors, respectively, approved and voted to recommend that the shareholders approve to convert the unpaid salary into equity under the terms of the Private Placement to the Investors and the Private Placement to Mr. Brenmiller, as described in A above, respectively, except the exercise period as described below. Accordingly, the Company will grant Mr. Brenmiller 148,217 units, consisting of 148,217 Ordinary Shares of NIS 0.02 par value and 148,217 associated Warrants, at a price of NIS 5.33 (USD 1.55) per each issued unit. Each warrant is exercisable into one Ordinary Share subject to payment of exercise price of NIS 6.13 (USD 1.78) per warrant and has a term of two (2) years as of the issuance date of the warrants for Mr. Brenmiller.