Form 20-F
period 2023-12-31
Brenmiller Energy Ltd.
filed 2024-03-18
CIK 1901215

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANTTO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Avraham Brenmiller

Chief Executive Officer

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

Tel: +972-77-693-5140

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value per share	BNRG	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

2,151,745 ordinary shares as of December 31, 2023.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐    No ☒

i

Brenmiller Energy Ltd.

INTRODUCTION

We are a technology company that develops, produces, markets and sells thermal energy storage, or TES, systems based on our proprietary and patented bGen™ technology. Our technology enables the electrification and decarbonization of the industrials sector, resulting in better integration with renewable energy sources and a reduction in carbon emissions.

We believe that climate change is the greatest challenge of our times. A major contributor to climate change is carbon emissions being emitted to the atmosphere. To combat this, countries and organizations have set and are continuing to set targets for themselves and various industries to reduce their carbon emissions. In order to meet such carbon emission targets, we believe that we can contribute to expediting the transition from fossil fuels to a widescale adoption of renewable energy, such as carbon capture, efficient energy storage and recovery, and benefitting from the reuse of wasted heat. Our bGen™ TES system stores energy can recover wasted heat from available energy resources to provide one consistent energy output. By doing so, the bGen™ TES system can precisely match energy supplies with the demand and bridge the gap between renewable energy and conventional power sources. Accordingly, we believe TES systems such as our bGen™ system have become essential to the renewable energy market to ensure the reliability and stability of energy supplies.

We have developed our bGen™ technology over the last twelve years and have tested it across three generations of demonstration units at various sites globally. Our bGen™ technology uses crushed rocks to store heat at temperatures of up to 1400 degrees Fahrenheit and is comprised of several key elements inside one unit: thermal storage, heat exchangers, electricity conversion to high temperature heat and a steam generator. The use of crushed rock as a means of storage results in no hazardous challenges to the environment and enhances system durability so that even after tens of thousands of charge and discharge cycles, the storage material does not degrade and so there is no need to replace the storage media. Additionally, the bGen™ technology can be charged with multiple heat sources, such as residual heat, biomass, and renewables, as well as from electrical sources using electric heaters which are embedded within the TES system. The TES system dispatches thermal energy on demand in the form of steam, which can be saturated for industrial use, or in the form of a superheated steam, which can be used to activate steam turbines.

We are an Israeli corporation based in Rosh Haayin, Israel, and were incorporated in Israel in 2012 as Brenmiller Energy Consulting Ltd. On July 2, 2013, we filed a name change certificate to change our name to Brenmiller Energy Ltd. In August 2017, we became a public company in Israel and our Ordinary Shares were listed for trade on the TASE. On May 25, 2022, our Ordinary Shares were listed and began trading on Nasdaq. On March 23, we announced our intension to voluntary delist our securities from trading on the TASE, which took effect on September 11, 2023 (the last trading day was September 7, 2023). Our principal executive offices are located at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel. Our telephone number in Israel is +972-77-693-5140. Our website address is https://bren-energy.com/. The information contained on, or that can be accessed through, our website is not part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely as an inactive textual reference.

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

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain or protect the validity of our European, U.S., and other patents and other intellectual property;

●	our ability to retain key executive members;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to expose and educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passages of future laws;

●	general market, political, and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel-Hamas war; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Our reporting and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this annual report to “NIS” are to New Israeli Shekels, to “dollars”, “USD” or “$” are to U.S. dollars, and to “EUR” or “€” are to the Euro. This annual report contains translations of NIS amounts into U.S. dollars. Unless otherwise noted, all conversion rates from NIS to U.S. dollars in this annual report were made at a rate of NIS 3.627 per $1.00 per U.S. dollar, the exchange rate as of December 29, 2023 published by the Bank of Israel. The aforementioned exchange rate is provided solely for your convenience and may differ from the actual rates used in the preparation of the consolidated financial statements included in this annual report and other financial data appearing in this annual report.

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

In December 2023, we decided to transition from preparing our financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, to preparing and reporting our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. As an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

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

Risks Related to Our Business and Industry

●	We are highly dependent on the successful development, marketing and sale of our proprietary technology;

●	we are highly dependent on our key employees;

●	our field of business is generally new and we may not be aware of all of the risks that our company faces;

v

●	our future growth depends on pivoting our business from our previous products and services to our TES system with our bGen™ technology. This change in our products and services also makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful;

●	we are exposed to risk relating to volatility in the commodity price of fossil fuels and electricity prices, which could have a material adverse impact on prices of alternative energies and related products. It is possible that revenues received from the sale of alternative energy and related products may be insufficient to cover our costs and we may never be profitable;

●	alternative energies are becoming increasingly important in the United States and world economy, causing increasing investment devoted to improvements and development of new alternatives and technologies;

●	we may be subject to unexpected maintenance warranty expenses or service claims that could reduce our profits;

●	we are dependent upon third-party manufacturers and suppliers making us vulnerable to supply shortages and problems, increased costs and quality or compliance issues, any of which could harm our business;

●	we are dependent upon third-party service providers to provide a high quality of service, which if not met, may impact the utility of our products, our business, operating results and reputation;

●	we are dependent on the use of certain raw materials and changes in the price or availability of such raw materials may impact our ability to efficiently produce our products;

●	we need to obtain and uphold permits, certifications and authorization in various jurisdictions;

●	the field of energy storage integration is relatively new and still developing, and the regulation of the field is also changing and developing in several jurisdictions;

Risks Related to Our Financial Condition and Capital Requirements

●	Our management has concluded and the report of our independent registered public accounting firm contains an explanatory paragraph that indicates that there are conditions that raise substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all;

●	we have not generated significant revenue from the sale of our current products, expect to incur operating losses in the future and may never be profitable;

●	we expect to be exposed to fluctuations in the rate of energy tariffs, interest rates, and currency exchange rates, which could adversely affect our results of operations;

●	we may enter into agreements to operate projects at a financial loss in order to penetrate certain markets and to show our ability to scale-up and execute proof-of-concept agreements for our products in a commercial setting;

●	we expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all, which may require us to curtail, delay or adjust our commercialization and product development efforts, expansion to new markets, or other activities; and

●	our revenues and efforts to become profitable may be impacted by our need to pay royalties on government grants and other agreements, which may also include terms subjecting us to penalties if we are in default of material terms.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our products and services, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us;

●	intellectual property rights of third parties could adversely affect our ability to commercialize our products and services, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms; and

●	we may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Risks Related our Ordinary Shares

●	The market price of our Ordinary Shares may be highly volatile and fluctuate substantially, which could result in substantial loses for purchasers of our Ordinary Shares;

●	future sales of our Ordinary Shares could reduce the market price of our Ordinary Shares;

●	our principal shareholders, officers and directors currently beneficially own approximately 28.97% of our Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval; and

●	we may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Ordinary Shares if we are or were to become a PFIC;

Risks Related to our Incorporation and Our Operations in Israel

●	Political, economic and military instability due to the Israel-Hamas war in Israel, where our headquarters, members of management, production facilities and employees are located, may adversely affect our results of operations;

●	we received grants from the Israel Innovation Authority, or IIA, and from the Israeli Ministry of Energy that may require us to pay royalties and restrict our ability to transfer technologies or know-how outside of Israel;

●	it may be difficult to enforce a judgment of a U.S. court against us and our executive officers and directors and the Israeli experts named in this annual report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our executive officers and directors and these experts;

●	your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies; and

●	we may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

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

Our proprietary technology is the basis of our business. As a result, the success of our business plan is highly dependent on our ability to remain competitive by selling our TES systems to customers in our main focus area, the industrial heat sector. To the best of our knowledge, our technology and know-how are proprietary. However, there is no certainty that potential customers will prefer our technology over that of other companies currently existing or that will exist in the future. Additionally, some of our competitors may have more capital resources and access to liquidity than we do and are able to make more investments in research and development than us. If any new or existing competitor develops a product that is perceived as more efficient than, lower in cost than, or generally preferable to our current or future products, our financial results may be negatively impacted.

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

Our future growth depends on pivoting our business from our previous products and services to our TES system with our bGen™ technology. Our transition to focusing on our TES system with our bGen™ technology makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful.

Our business focus has shifted from operating concentrated solar thermal plants set to supply electricity to selling TES systems, based on our patented bGen™ technology. Our success as a company and ability to generate revenues in the future is dependent on the success of our pilot projects, the satisfaction of our customers, our ability to adopt the application of our bGen™ technology to use different types of energy feedstock, and our ability to commercialize our products and technology. In addition, attracting new customers to our bGen™ technology may involve evaluation processes during the pilot stage that prospective clients may not be willing to engage in before experiencing satisfying results with our products and services while we continue to incur research and development expenses. If we are not successful in our pilot projects using our bGen™ technology, we may not be able to expand our business, broaden our sales prospects to the targeted industrial facilities market in the future and power plants market or achieve commercialization of our bGen™ technology, which could cause a material adverse effect to our business, financial condition, results of operations and prospects.

We are exposed to risk relating to volatility in the commodity price of fossil fuels and electricity prices, which could have a material adverse impact on prices of alternative energies and related products. It is possible that revenues received from the sale of alternative energy and related products may be insufficient to cover our costs and we may never be profitable.

We expect to generate a portion of our revenues from the sale of products related to the production and use of alternative energy and electricity as commodities. Some of the significant incentives for customers to use our intended products and services are the rising cost and scarcity of fossil fuels such as oil, natural gas and coal. We offer our customers an alternative to fossil fuel reliance through the electrification of industrial processes. As a result, we will be exposed to the fluctuating commodity prices applicable to fossil fuels and electricity. Historically, fossil fuel and electricity prices have been volatile and we expect such volatility to continue. Furthermore, future supply of and demand for fossil fuels and electricity are unpredictable. There are many entities in the fossil fuels and electricity commodities markets, such large energy companies, cartels, and governments, that are of far greater size and influence than us and which can often cause significant movement in the short- and long-term supply and prices of fossil fuels and electricity. Fluctuations in the commodity price of fossil fuels and electricity may have a materially adverse impact on our profitability. We have to factor these fluctuations into our business plan in order to mitigate the associated commodity price risk. There is a risk that we may expend large sums of money to generate alternative energy products and yet a market never properly develops for them and thus we never become profitable due to the market volatility of fossil fuels and electricity.

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

We generally provide our customers with a maintenance warranty period of twenty-four months in connection with the sale of our TES systems and no longer than twenty-eight months from the delivery date of the BNRG products set forth in the purchase order. This product warranty covers defects in used material and manufacturing workmanship- the latter of which is related to mis-production, mis-assembly or fatigue. As a result, we may bear the risk of warranty claims after we have completed the installation of a TES system. Upon completion of installation of a TES system, we intend to record an estimated liability for potential warranty or service claims. Our failure to predict accurately future warranty claims, including if claims are in excess of our recorded lability, could adversely affect our financial results.

We are dependent upon third-party manufacturers and suppliers making us vulnerable to supply shortages and problems, increased costs and quality or compliance issues, any of which could harm our business.

We rely on third parties to manufacture and supply us with proprietary custom subcomponents for our TES systems. We rely on a limited number of suppliers who provide us with materials and components as well as manufacture and assemble certain components of our TES systems. Accordingly, in the event equipment must be repaired or replaced, our operations may be interrupted, and, in turn, our financial results may be negatively impacted. Further, we may encounter expenses in the event that the equipment requires a repair or replacement.

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

The success of certain services and products that we provide are dependent upon third-party service providers. Such service providers include engineering, procurement, and construction companies which are responsible for preparing the infrastructure for installing our prototype systems and TES systems, and the maintenance and operation service companies at the next stages after commissioning of our TES systems and sites. As we expand our commercial activities, an increased burden will be placed upon the quality of such third-party providers. If third-party providers fail to maintain a high quality of service, our products, business, reputation and operating results could be adversely affected. In addition, poor quality of service by third-party service providers could result in liability claims and litigation against us for damages, fines or injuries.

In particular, we are dependent on our customers’ industrial production floors and operation managers of utility plants and factories in which we plan to commission and/or operate our TES systems and ensure the proper utilization of our energy storage output.

We are dependent on the use of certain raw materials and changes in the price or availability of such raw materials may impact our ability to efficiently produce our products.

We use certain raw materials in the production of our energy storage elements, including crushed rocks, metal sheet rolls, processed metal parts, piping accessories, construction and support metal parts, and stainless-steel pipes. We use purchased parts for assemblies, such as pumps, heat exchangers, insulation units, control items such as control electronics and controlled valves, heating elements, and fasteners such as screws and rivets. Although we are not dependent on any one supplier of any of the above materials or items, we are dependent on their general availability and market prices.

The availability and market price of any of the above materials or items are affected by a number of external factors that are outside of our control such as product and raw material demand, commodity market fluctuations, currency fluctuations, trade tariffs, pandemics, transportation costs, energy prices, work stoppages or changes in the labor market and government regulation. Inflationary pressures have resulted in increases in the cost of certain of the components, parts, raw materials, and other supplies necessary for the production of our products, and such increases may continue to impact us in the future.

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

Furthermore, in certain circumstances, we are dependent on our ability or our customers’ ability to obtain and maintain building permits, environmental permits, and permits to import and install our products in each local market. If we cannot obtain or were to lose such permits, certifications, and authorizations, or if our customers were to lose any of their permits, this could have a significant negative impact on our operations, financial position and earnings.

The field of energy storage integration is relatively new and still developing, and the regulation of the field is also changing and developing.

Our field of business is rapidly developing and, accordingly, so is its regulatory scheme. It is likely that the regulatory schemes in which we operate will continue to change and develop, which may affect our operations. As of the date of this annual report, we have not yet received all necessary approvals to build and/or operate our TES systems. There is no certainty that we will receive such approvals on our projected timeline or at all or if we are approved, that the outcome will be favorable to us. Further, if our permits are approved, the approval may be conditioned based on certain terms, which may cause a delay in our timelines and increase process costs. Additional conditions like geopolitical challenges may make our projects unfeasible or significantly undesirable for us.

We may be subject to litigation for a variety of claims, which could adversely affect our results of operations, harm our reputation, or otherwise negatively impact our business.

We may be subject to litigation for a variety of claims arising from our normal business activities. These may include claims, suits, and proceedings involving labor and employment, wage and hour, commercial, real property and other matters. The outcome of any litigation, regardless of its merits, is inherently uncertain. Any claims and lawsuits, and the disposition of such claims and lawsuits, could be time-consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. Any adverse determination related to litigation could adversely affect our results of operations, harm our reputation or otherwise negatively impact our business. In addition, depending on the nature and timing of any such dispute, a resolution of a legal matter could materially affect our future operating results, our cash flows and our ability to raise capital.

Our management team has limited experience managing a U.S. reporting company.

Prior to our Nasdaq listing on May 25, 2022, none of our management team had experience managing a publicly traded company in the United States, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. Our management team may not successfully or efficiently manage our transition to being a public company in the United States that is subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, results of operations and prospects.

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

In addition, the occurrence of catastrophic events, such as missile attacks, hurricanes, storms, earthquakes, tsunamis, floods, medical epidemics and other catastrophes that adversely affect the business climate in any of our markets could have a material adverse effect on our business, financial condition and results of operations. Some of our operations can be located in areas that have been in the past, and may be in the future, susceptible to such occurrences.

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

While certain of our operations have business continuity and disaster recovery plans and other security measures intended to prevent and minimize the impact of IT-related interruptions, our IT infrastructure and the IT infrastructure of our consultants, contractors and vendors are vulnerable to damage from cyberattacks, computer viruses, unauthorized access, electrical failures and natural disasters or other catastrophic events. We could experience failures in our information systems and computer servers, which could result in an interruption of our normal business operations and require a substantial expenditure of financial and administrative resources to remedy. System failures, accidents, or security breaches can cause interruptions in our operations and can result in a material disruption of our business operations. The loss of data or data security breaches could result in delays in our development and regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur regulatory investigations and redresses, penalties and liabilities and the development of our product candidates could be delayed or otherwise adversely affected. Because there are many different security breach techniques and such techniques continue to evolve, we may be unable to anticipate attempted security breaches, react in a timely manner or implement adequate preventative measures. If a breach of security or other data security incident occurs or is perceived to have occurred, the perception of the effectiveness of our security measures and reputation could be harmed and we could lose current and potential customers. (see “Item 16.K. Cybersecurity” for additional information).

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

Despite the implementation of security measures intended to secure our data against impermissible access and to preserve the integrity, privacy and confidentiality of our data, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our products development programs. For example, the loss of data from our projects could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. We may not be able to remedy any problems caused by hackers or other similar actors in a timely manner, or at all. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until after they are launched against a target, we and our service providers may be unable to anticipate these techniques or to implement adequate preventative measures. To the extent that any disruption or security breach was to result in a loss of or damage to our project data, or inappropriate disclosure of confidential, personal or proprietary information, we could incur material legal claims and liability, including under data privacy laws such as the Protection of Privacy Law, 5741 - 19811, damage to our reputation, and the finalization of our products under development could be delayed.

Risks Related to Our Financial Condition and Capital Requirements

Our management has concluded and the report of our independent registered public accounting firm contains an explanatory paragraph that indicates that there are conditions that raise substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

We have not yet generated significant revenues from our operations, we had an accumulated deficit as of December 31, 2023 of $95,428 thousand and we also have a history of net losses and negative operating cash flows. In 2022, we began commercializing our products and services and are in the process of assembling a new production facility in Dimona, Israel to facilitate a shift in operations from the development stage to commercial operations. However, we expect to continue incurring losses and negative cash flows from operations until we reach profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, our management and auditors have concluded that these conditions raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to commercialize our products and services and raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

We expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or adjust our commercialization and product development efforts, expansion to new markets, or other activities.

Our primary business activity is the development and commercial sale of our TES systems through equipment sales and through the adoption of new energy as a service business model. We anticipate that we will need to rely on external sources of financing, such as credit, for our working capital and project development costs. As of December 31, 2023, our cash and cash equivalents were $3,183 thousand. We expect that we will require substantial additional capital to continue our research and development activity and to proceed with pilot projects that partly will have to be financed by us in order to penetrate relevant markets or secure certain clients and commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us. Our future funding requirements will depend on many factors, including but not limited to:

●	the costs to produce our TES systems, including expenses related to research and development to further develop our TES systems;

●	the costs to complete the construction of our factory in Israel and transform the functionality of the facility from reliance on manual-labor to reliance on mechanized labor with manual supervision;

●	the increase in the cost of financing as a result of reasons not necessarily related to our Company, which may affect the profitability of our projects;

●	increasing our marketing efforts to increase the commercialization of our TES systems; and

●	the level of revenues received from commercial sales of our products.

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

We have not significantly commercialized our products and have not generated significant revenues since the date of our inception. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and to materially commercialize, our products. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

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

Our advantages in enhancing both the green side of energy storage to potential clients and the cost of produced energy to charge our TES is connected to changing tariffs of the different energy sources including, but not limited to, renewable energy, natural gas, and fossil fuels. Drastic changes in these tariffs have a high effect on the economics or return on investment of our projects. Changes to energy tariffs could impact our, results of operations and profitability as well as the feasibility of entering new projects.

Industrialized countries are struggling to limit their greenhouse gas emissions. Energy use and energy tariffs have a high effect in this climate debate. The tariffs and prices for fossil fuel and coal energy sources, together with the tariffs of the carbon tax and the trading prices per each tone of CO2, will dictate the speed at which we can shift towards adopting new technologies and utilize greener technologies in the process of our customers’ production floors and for power production. The speed at which we are able to shift to utilizing more green technologies is a major factor which effects the level of demand for products we develop for the industrial segments we target as potential customers. We anticipate that if prices for natural gas and coal increase as their availability diminishes worldwide due to geopolitical crises and burdensome regulations, together with expected increases in the prices due to carbon taxes and the price per credit for tons of CO2, there will be more demand for our products.

We may enter into agreements to operate projects at a financial loss in order to penetrate certain markets.

In order to penetrate certain markets or demonstrate our technological capabilities, and as part of our long-term business strategy, we may enter into agreements to finance, build and operate projects at a financial loss to us. Such agreements may materially affect our business, financial condition, and results of operations.

The terms of our credit facility agreement with the European Investment Bank, or the EIB, will and future indebtedness may, restrict our current and future operations, particularly our ability to take certain actions and to raise capital for future projects.

The terms of the credit facility agreement with the EIB contain, and agreements governing future indebtedness may contain, a number of covenants that impose operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest without the consent of EIB or other future lender, including restrictions on our ability to:

●	transfer or sell assets;

●	pay dividends or distributions on our shares or repurchase shares;

●	merge, amalgamate or consolidate with another company;

●	acquire another entity or business;

●	incur additional debt or indebtedness other than permitted indebtedness;

●	create or incur liens on our assets; and

●	provide project finance guarantees.

As a result of the restrictions contained in the credit facility agreement with EIB, and that may be contained in any agreements for future indebtedness, we may be limited in how we conduct our business, unable to raise additional debt financing to operate during general economic or business downturns or unable to compete effectively or take advantage of new business opportunities or raise capital for project finance. These restrictions may affect our ability to grow in accordance with our strategy.

Our revenues and efforts to become profitable may be impacted by our need to pay royalties on government grants and other agreements, which may also include terms subjecting us to penalties if we are in default of material terms.

We are required to pay annual royalties to the Israeli government at a rate of between 3% and 5% on revenues from the use of technology that has been developed under IIA, the Israeli Ministry of Economy and Industry, and the Israeli Ministry of Energy programs up to the total amount of grants received and bearing interest i) the annual interest rate that applied at the time of the approval of the applicable IIA file which applies to all of the funding received under that IIA approval for grants received before June 30, 2017 and ii) the annual interest rate based on the 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%. Grants approved after January 1, 2024, shall bear the higher interest rate of (i) 12 months SOFR, plus 1%, or (ii) a fixed annual interest rate of 4%.

In addition, in consideration for the support from the BIRD Foundation, the Israel-United States Binational Research and Development Foundation, we are obligated, among other things, to pay annual royalties at a rate of 5% on all of the revenues deriving from the technology that has been developed and up to a maximum ceiling of 150% of the amount of the grant, subject to the terms of the agreement with the BIRD Foundation. Moreover, under the terms of our credit facility agreement with the EIB, we are required to pay annual royalties at a rate of 2.0% on all gross sales of TES that we produce each quarter until a royalty cap of the amounts that have been disbursed under the facility is reached. Furthermore, as part of our agreement with the New York Power Authority of the State of New York, or NYPA, we are obligated pay annual royalties to NYPA of 5% from gross sales made, beginning June 1, 2022, until NYPA has been fully compensated for the expenditure amounts agreed between the parties. The first payment was retroactive and included our gross sales from all applications since January 11, 2018.

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

Intellectual property rights of third parties could adversely affect our ability to commercialize our products and services, and we might be required to litigate or obtain licenses from third parties in order to develop or market our products. Such litigation or licenses could be costly or not available on commercially reasonable terms and may prevent or delay our development and commercialization efforts.

It is inherently difficult to conclusively assess our freedom to operate without infringing on third-party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third-party intellectual property rights are held to cover our products or services or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or services or our products (and any relevant services) unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our new products or services. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our new products or services or seek a license from any patent holders. Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

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

The trading price of our Ordinary Shares is likely to be volatile. As a result of this volatility, you may not be able to sell the Ordinary Shares at or above the price at which you paid. The market price for the Ordinary Shares may be influenced by many factors, including:

●	our dependency on the successful development, marketing and sale of our proprietary technology, including our TES systems, to our target customers;

●	the loss of the services of any of our executive officers or any key employees or consultants may adversely affect our ability to execute our business plan and harm our operating results;

●	our dependency upon third-party manufacturers and suppliers making us vulnerable to supply shortages and problems, increased costs and quality or compliance issues, any of which could harm our business;

●	our dependency upon third-party service providers to provide a high quality of service, which if not met, may impact the utility of our products, our business, operating results and reputation;

●	our dependency on the use of certain raw materials and changes in the price or availability of such raw materials may impact our ability to efficiently produce our products;

●	obtaining and upholding permits, certifications and authorization in various jurisdictions;

●	the field of energy storage integration is relatively new and still developing, and the regulation of the field is also changing and developing;

●	general economic weakness, including inflation, or industry and market conditions;

●	whether a market for the Ordinary Shares will be sustained;

●	the granting or exercise of employee stock options or other equity awards; and

●	changes in investors’ and securities analysts’ perception of the business risks and conditions of our business.

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

Substantial sales of our Ordinary Shares on the Nasdaq may cause the market price of our Ordinary Shares to decline. Sales by our shareholders of substantial amounts of our Ordinary Shares, or the perception that these sales may occur in the future, could cause a reduction in the market price of our Ordinary Shares.

The issuance of any additional Ordinary Shares or any securities that are exercisable for or convertible into Ordinary Shares may have an adverse effect on the market price of our Ordinary Shares and will have a dilutive effect on our existing shareholders and holders of Ordinary Shares.

Our principal shareholders, officers and directors currently beneficially own approximately 28.97% of our Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of the date of this annual report, our principal shareholders, officers and directors beneficially own approximately 28.97% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

We do not know whether a market for the Ordinary Shares will be sustained or what the trading price of the Ordinary Shares will be and as a result, it may be difficult for you to sell your Ordinary Shares.

Although our Ordinary Shares are listed on Nasdaq, an active trading market for the Ordinary Shares may not be sustained. It may be difficult for you to sell your Ordinary Shares without depressing the market price for the Ordinary Shares or at all. As a result of this and other factors, you may not be able to sell your Ordinary Shares at or above the sale price or at all. Further, an inactive market may also impair our ability to raise capital by selling Ordinary Shares and may impair our ability to enter into strategic partnerships or acquire companies, products, or services by using our equity securities as consideration.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

In the two financial years prior to the date of this annual report, we have incurred losses of $20.7 million in the aggregate, which has resulted in our inability to distribute dividends. We have never declared or paid cash dividends, and we do not anticipate paying cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Ordinary Shares as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. In addition, the Israeli Companies Law, 5759-1999, or the Companies Law, imposes restrictions on our ability to declare and pay dividends.

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

Based on the projected composition of our income and valuation of our assets, we may be a passive foreign investment company, or PFIC, for 2023 and may become or continue to be a PFIC in the future. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenues Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC (see “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information).

The JOBS Act will allow us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in the Company and adversely affect the market price of the Ordinary Shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies”, including the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and the extended transition period for complying with new or revised financial accounting standards.

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

As a “foreign private issuer” we are subject to less stringent disclosure requirements than domestic registrants and are permitted and may in the future elect to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. registrants.

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. As a foreign private issuer in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Israeli legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors, or management are U.S. citizens or residents, and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

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

Sales of a significant number of our Ordinary Shares in the public markets or significant short sales of our Ordinary Shares, or the perception that such sales could occur, could depress the market price of our Ordinary Shares and impair our ability to raise capital.

Sales of a substantial number of our Ordinary Shares or other equity-related securities in the public markets could depress the market price of our Ordinary Shares. If there are significant short sales of our Ordinary Shares, the price decline that could result from this activity may cause the share price to decline more so, which, in turn, may cause long holders of our Ordinary Shares to sell their shares, thereby contributing to sales of our Ordinary Shares in the market. Such sales also may impair our ability to raise capital through the sale of additional equity securities in the future at a time and price that our management deems acceptable, if at all.

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

In addition, the stock market in general, and the stock of publicly traded renewable energy companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our Ordinary Shares, regardless of our actual operating performance, and we have little or no control over these factors.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our Ordinary Shares, our share price and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. We do not have any control over these analysts, and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our Ordinary Shares, or provide more favorable relative recommendations about our competitors, the price of our Ordinary Shares would likely decline. If any analyst who may cover us were to cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our Ordinary Shares or trading volume to decline.

Risks Related to our Incorporation and Our Operations in Israel

Potential political, economic and military instability in Israel, where our headquarters, members of our management team, our production facilities, and employees are located, may adversely affect our results of operations.

Our executive offices and production plant, wherein most of our employees are employed, are located in Rosh Haayin and Dimona, Israel. In addition, the majority of our key employees, officers, and directors are Israeli citizens. Accordingly, political, economic, and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and groups in its neighboring countries, Hamas (an Islamist militia and political group that has controlled the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). While Israel has entered into peace agreements with Egypt, Jordan, the United Arab Emirates, Bahrain, Morocco and Sudan, it has no peace arrangements with any other neighboring or other Arab countries. In addition, relations between Israel and Iran continue to be hostile, due to the fact that Iran is a state sponsor of Hamas and Hezbollah, maintains a military presence in Syria and Lebanon, alongside Israel’s northern border, and is viewed as a strategic threat to Israel in light of its nuclear program. In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. The restrictive laws, policies, or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business in the future, for example by way of sales opportunities that we could not pursue or from which we will be precluded. In addition, should the movement for boycotting, divesting, and sanctioning Israel and Israeli institutions (including universities) and products become increasingly influential in the United States and Europe, this may also adversely affect our business and financial condition. Further deterioration of Israel’s relations with the Palestinian Authority or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operations, and adversely affect the market price of our Ordinary Shares.

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

Further, many Israeli citizens are obligated to perform several days, and in some cases, more, of annual military reserve duty each year until they reach the age of 40 (or older for certain reservists) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. For example, on October 7, 2023, Hamas terrorists invaded southern Israel and launched thousands of rockets in a widespread terrorist attack on Israel. On the same day, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty, including a few of our employees. As of March 18, 2024, none of our employees have been called up for reserve military service. Our operations could be disrupted by these and future reserve duty call-ups. While none of our facilities or infrastructure have been damaged since the war broke out on October 7, 2023, the import and export of goods may experience disruptions in and out of Israel as a result of such military conflict. A prolonged war could result in further military reserve duty call-ups in the future as well as irregularities to our supply chain and the movement of components and raw material into Israel and our finished products exported from Israel. Such disruption could materially adversely affect our business, prospects, financial condition, and results of operations.

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

We are exposed to foreign currency risk mainly with respect to revenue generated outside of Israel, the purchase of raw materials, foreign subcontractors and advisors and royalty liabilities that are denominated or linked to dollars. Most of our expenses are denominated in NIS, which expenses primarily include payroll expenses, the dollar and, to a lesser extent, the Euro. In the years ended December 31, 2023 and 2022, approximately 78% of our expenses were denominated in NIS. Our NIS-denominated expenses consist principally of salaries and related costs as well as other related personnel expenses. In addition, our lease and Israeli facility-related expenses and certain engagements with other Israeli vendors are denominated in NIS. We anticipate that a portion of our expenses will continue to be denominated in NIS. The depreciation of the NIS in relation to the dollar amounted to 3.1% for the year ended December 31, 2023 and the depreciation of the NIS in relation to the dollar amounted to 13.2% for the year ended December 31, 2022. We cannot predict any future trends in the rate of depreciation or appreciation of the NIS against the dollar. Accordingly, we face exposure to adverse movements in currency exchange rates.

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

In some cases, we may face regulatory, tax, accounting or corporate restrictions on money transfer from the country from which consideration should have been paid to us (or to our respective selling subsidiary) or revenues could have accumulated and allocated to us or could face general restriction on foreign currency transfer outside of such country. Inability to collect and receive amounts that are already due and payable could have a negative impact on our results of operations.

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

Certain provisions of our amended and restated articles of association may delay changes in control. Our amended and restated articles of association provide for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our shareholders. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a change in control in the Company, even though a change in control might be considered by our shareholders to be in their best interest.

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

Finally, in connection with the credit facility agreement with EIB, we cannot undergo any change of control which would cause Avraham Brenmiller, our largest shareholder, to hold less than 10% of the Company’s share capital without approval of EIB. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Grants and other Funding Arrangements—European Investment Bank” for additional information.

These provisions of Israeli law, as well as our obligations in the credit facility agreement with the EIB, could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may also limit the price that investors may be willing to pay in the future for our Ordinary Shares.

It may be difficult to enforce a judgment of a U.S. court against us and our executive officers and directors and the Israeli experts named in this annual report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our executive officers and directors and these experts.

We were incorporated in Israel. All of our executive officers and directors reside outside of the United States and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israeli court is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time-consuming, and costly process. Certain matters of the procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. Additionally, Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors. Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

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

A portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law 5727-1967, or the Israeli Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions”, which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Israeli Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Compensation and Royalties Committee, a body constituted under the Israeli Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee. The Compensation and Royalties Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Compensation and Royalties Committee has not yet determined one specific formula for calculating this remuneration but rather uses the criteria specified in the Israeli Patent Law. Although we enter into assignment-of-invention agreements with our employees pursuant to which such individuals waive their right to remuneration for service inventions, we may face claims demanding remuneration in consideration for assigned inventions. Due to such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees or be forced to litigate such claims, which could negatively affect our business.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company.

We are an Israeli corporation based in Rosh Haayin, Israel, and were incorporated in Israel in 2012 as Brenmiller Energy Consulting Ltd. On July 2, 2013, we filed a name change certificate to change our name to Brenmiller Energy Ltd. In August 2017, we became a public company in Israel and our Ordinary Shares were listed for trade on the TASE. On May 25, 2022, our Ordinary Shares were listed and began trading on Nasdaq. On September 11, 2023, we delisted our ordinary shares from trading on the TASE.

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

In 2021, 2022 and 2023 our capital expenditures amounted to $240 thousand, $747 thousand, and $3,483 thousand respectively. Our current capital expenditures are primarily for manufacturing facility and equipment, computers, software, research and development equipment and office improvements substantially all in Israel, and we expect to finance these expenditures primarily from cash on hand.

B. Business Overview.

We are a technology company that develops, produces, markets, and sells TES systems based on our proprietary and patented bGen™ technology. Our technology enables the electrification and decarbonization of the industrials sector, resulting in better integration with renewable energy sources and a reduction in carbon emissions. Our business is not subject to seasonality.

The Need

We believe that climate change is the greatest challenge of our times. A major contributor to climate change is carbon emissions being emitted to the atmosphere. To combat this, countries and organizations have set and are continuing to set targets for themselves and various industries to reduce their carbon emissions. In order to meet such carbon emission targets, we believe it is necessary to ban the use of that we can contribute to expediting the transition from reliance on fossil fuels to the widescale adoption of renewable energy sources and systems that result in carbon capture, energy storage, efficient energy recovery, and can benefit from the reuse of wasted heat. Our bGen™ TES system stores energy and can recover wasted heat from available energy resources to provide one consistent energy output. By doing so, the bGen™ TES system can precisely match energy supplies with the demand and bridges the gap between renewable energy and conventional power sources. Accordingly, we believe TES systems such as our bGen™ system have become essential to the renewable energy market to ensure the reliability and stability of energy supplies.

Our Technology

We have developed our bGen™ technology over the last twelve years and have tested it across three generations of demonstration units at various sites globally. Our bGen™ technology uses crushed rocks to store heat at temperatures of up to 1400 degrees Fahrenheit and is comprised of three key elements inside one unit: thermal storage, heat exchangers, and a steam generator. The use of crushed rock as a means of storage results in no hazardous challenges to the environment and enhances system durability so that even after tens of thousands of charge and discharge cycles, the storage material does not need to be replaced because the storage material does not suffer from degradation in performance. Additionally, the bGen™ technology can be charged with multiple heat sources, such as residual heat, biomass, and renewables, as well as from electrical sources using embedded electric heaters within the TES system. The TES system dispatches thermal energy on demand in the form of power, steam, air, hot water and heat, which can be saturated for industrial use, or in the form of a superheated steam, which can also be used to activate steam turbines.

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

Certain key advantages of our bGen™ TES system include that our TES systems are made using environmentally friendly materials, with no chemicals or hazardous materials; the TES systems are built using low cost, natural resources such as metals, piping, and crushed rocks; the TES systems are passive systems that require minimal operations and maintenance during the system’s approximately 30-year lifetime; the TES systems are built using modules, each of which contains approximately 0.5 MWh capacity, a full TES system can be constructed using multiple modules with an aggregate capacity of up to hundreds of MWh; and the TES systems are compatible with thermal and electric sources for charging, and either or both can be used to charge the unit at any time.

The following image depicts potential energy inputs and outputs from the bGen™ unit.

On August 9, 2023, we unveiled the next generation of our market-leading, high-performance TES system, the bGen™ ZERO as part of our strategic focus to deliver cost-efficient, zero-carbon emissions heat. By electrifying heat, the bGen™ ZERO is designed to address growing market demand for decarbonization solutions in the industrial and power sectors. The bGen™ ZERO offers a modular, flexible design with fast charge and discharge times, all without the use of hazardous materials. Additional highlights and improvements from prior bGen™ systems include:

●	Improved Efficiency: 33% reduction in heat loss, 99% charging efficiency, 97% cycle efficiency (power to heat), and 98% year-round availability.

●	Boosted Energy Density: 34% improvement in energy density and 40% improvement in discharge power.

●	Swift Response and Continuous Operation: Engineered for fast one second response rate and uninterrupted operation at maximum capacity, tailored for high demands of the power grid for reserve power and stability.

●	Compact and Modular: Fully modular, productized solution that ensures the highest quality standards, rapid on-site installation, and commissioning. Occupies minimal space due to its unlimited storage height.

●	Impressive Steam Power Generation: Delivers substantial steam power generation, offering a stable steam supply for various power, commercial and industrial applications.

●	Smart and Safe Operations: Features an intelligent module operation package with predictive maintenance and optimized performance based on market prices one day ahead, coupled with storage performance insights. Remote control operation via the Brenmiller control center. Robust cyber protection measures to ensure security and reliability.

The unveiling of this new product underscores a strategic evolution in our focus on power-to-heat for the industrial market. The bGen ZERO design, paired with performance improvements, presents a multi-use solution to tap into decarbonization which we believe will unlock new revenue streams across applications including grid services. We have also identified two avenues in which to offer our product in order to expand access to our TES solution:

●	Direct Equipment Sale: We continue to offer our second-generation TES solution for direct purchase by and integration with industrial facilities and power plants. We plan to generate recurring revenues through royalties and by providing, inter alia, after sales services such as operations, maintenance, and optimization.

●	Energy as a Service: We plan to generate recurring revenue streams by partnering with clean energy utilities for grid services. We provide the bGen™ ZERO technology and integration while the partner provides clean electricity and financial support. Engaging in grid services unlocks a new, significant revenue stream, while the end customer benefits from no capital expenditures, reduced operation risk, and emissions reductions. The bGen™ ZERO helps boost flexibility and stability for power grids by using excess renewable energy to generate heat.

Business Strategy and Addressable Markets

We are focused on the sale of thermal storage equipment using two different business models. To date, the completed projects employ the sale of equipment model in which we design and sell our equipment to third party customers, install the equipment at the customer’s site and the customer remains the owner of the equipment and we provide warranty and maintenance services to the customer at a predetermined price as part of the sale package.

We intend to implement in the near future a second business model, which we refer to as an ESCO – energy service company model, wherein we lease our equipment to third party customers, install our equipment at a customer’s site, provide operation and maintenance services. We then sell energy (steam, hot air, etc.) to the customer at agreed upon prices. The ESCO model is more suitable to industrial customers who are not energy experts and wish to outsource their energy services. In 2023, for the Tempo project and the Wolfson Medical Center project, we initiated our first energy as a service (“EaaS”) or ESCO contracts where we plan to own, finance, build and operate our TES systems at our customers’ sites and either sell the energy to the customer at a fixed energy price or receive a fixed revenue stream in connection with the energy service provided to the customer. In both cases, we have granted the customer a right to acquire the TES system after fixed period.

We market our products through exclusive and non-exclusive distributers in our target markets, with online marketing efforts to attract potential customers, and direct outreach to potential customers through our sales team. Our primary target markets are in the United States, Europe, Brazil, and Israel. We are initiating commercial equipment sales or ESCO agreements in many of these target markets and, depending on their success, we expect to develop our sales and services for future customers in these regions.

Since our incorporation, we have had ongoing losses and incurred negative cash flows from operating activities. For example, as of December 31, 2023 and December 31, 2022, we had operating losses of $9,860 thousand and $11,683 thousand, respectively. We have mainly financed our activities through private issuances of Ordinary Shares, and warrants, revenues from the sale of products, and revenues from licensing fees, and engineering services and governmental grants. Management plans continuing commercialization of our products and services, raising capital through private placements, public offerings, through government grants under approved research and development plans, and receiving the second tranche of the loan from our EIB credit facility. In addition, management is planning to find additional cash sources through additional equity and/or debt financing. There are no assurances however, that we will be successful in obtaining the level of financing needed for our operations or that such financing will be available on terms acceptable to us. If we are unsuccessful in commercializing our products and raising capital, we may need to reduce, delay, or adjust its operating expenses, including commercialization of existing products or be unable to expand its operations, as desired.

The Industrial Facilities Market

Our primary focus is expanding the use of our bGen™ technology into industrial facilities with heavy thermal consumptions, such as the food, beverages, pulp and paper, steel, plastic, chemical, and pharmaceuticals industries, and organizations looking to reduce their carbon footprint by replacing their fossil fuel-based steam generation with a renewable-based system, such as hospitals. Our bGen™ TES systems also offer solutions for waste heat recovery, electrification of heat, and several other applications.

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

Our TES systems are suitable for integration into gas-powered and combined cycle power plants, which can provide energy shifting, improve their ramp-up rates, add flexibility to their operations profile. Integration of the TES system in coal power plants can provide customers with grid storage capabilities by charging with curtailed renewable energy and by generating electricity during peak hours. Massive implementation of this application could eventually transform coal power plants into grid storage plants.

Manufacturing

We manufacture our proprietary bCube™ components for our TES systems at our production plant in Dimona, Israel. After production, we ship the TES system components to the customer sites and assemble the system on site. The current bCube™ production line capacity that we plan to achieve at our factory in Israel is for 1 Gwh MWh of bCube™ thermal storage units per year.

We are currently working to increase and automate our production line in Dimona, Israel. On May 2, 2023, we inaugurated our TES gigafactory in Dimona, Israel. As of December 31, 2023, we have received the majority of the equipment for the Dimona facility build-out. The production facility is planned to be Industry 4.0 compliant and will have a fully automated production line with a production capacity of up to 4 GWh of the bCube™ incorporated in the Company’s patented bGen TES modules annually. We expect that the Dimona facility will be fully operational by the end of 2024 and plan to ramp-up the production line and increase its production capacity in order to reach its full production capacity target of 4 GWh annually. The equipment purchase order was financed through a non-dilutive €7.5 million credit facility agreement with EIB, out of which an amount of €4 million was withdrawn in July 2022 by the Company, and an additional amount of up to €3.5 million can be drawn within a period of 36 months from signing the agreement, or until March 31, 2024. We are evaluating alternative means of financing, including the extension of the the availability date of the second tranche of the EIB credit facility. So far negotiations with EIB have not amounted to a final resolution and it is possible that our right to withdraw the remaining amount credit available to us may expire in March 31, 2024.

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

Also, we entered into a local service agreement, or the Local Service Agreement, dated February 28, 2022, with Philip Morris Romania S.R.I., or Philip Morris Romania, to sell Philip Morris Romania our bGen thermal storage system and services with a capacity of 31.5 megawatt-hour and steam power of 18.5 megawatts, including biomass system and auxiliary equipment. On April 27, 2023, we received a notice of termination from Philip Morris Romania with respect to the Local Service Agreement. The notice terminated the Local Service Agreement effective June 26, 2023, commensurate with the 60-day termination notice requirement under the terms of the Local Service Agreement. We have no further obligations under the Local Service Agreement after the date of the termination. The termination notice had no effect on the Master Supply and Services Agreement with Philip Morris, which remains fully in force and unchanged.

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

Wolfson Medical Center

On May 25, 2022, the Government Procurement Administration of Israel issued a notice regarding its intent to engage with us as a sole supplier for the purchase of heat energy at Wolfson Medical Center in Israel. Under the proposed engagement, we would install our bGen™ system, integrate it with the hospital’s local energy system and maintain the installed system. In August 2023, we received announced that we signed a definitive agreement for a seven-year, $3.55 million project to supply electric process heat to Wolfson Medical Center. The Israeli Ministry of Finance approved a budget of up to NIS 13 million (approximately US$3.55 million) for Wolfson Medical Center to procure a bGen™ ZERO system, from which we will generate recurring revenues on an energy-as-a-service (EaaS) model from the supply of electric process heat over the course of the seven-year project. A grant of up to $450,000 from the IIA will cover part of the budget. bGen ZERO will replace Wolfson Medical Center’s old diesel boilers that are both costly and polluting. According to the Israeli Ministry of Finance’s estimates, electric heat provided via our bGen™ ZERO TES system has the potential to save Wolfson Medical Center up to US$1.3 million annually and reduce the hospital’s local carbon footprint by 3,900 tons per year.

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

We have installed a 0.5MWh thermal storage-based co-generation station, which includes hybrid charging with both exhaust gas and electricity. The project was completed in February 2024 and serves as a demonstration facility for our technology for a minimum period of five years and is expected to assist us in optimizing the operation and performance of our technology and in our marketing efforts in the United States and Canada.

A consortium, comprising of us, NYPA and the Electric Power Research Institute, conducted a feasibility study, funded by the U.S. Department of Energy, for the integration of our TES system in a combined cycle gas power plant in New York. The U.S. Department of Energy funded Stage A of this study in the amount of $200,000. The project ended due to the consortium not receiving funding for Stage B.

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

The bGen™ unit was inaugurated in November 2022 and we intend to commission and transfer it to Enel by the end of the first half of 2024.

Following the testing phase of the system, Enel will have an option to add additional storage capacity at the site. We are exploring with Enel further cooperation on additional projects for Enel’s clients in which our technology would be used to decarbonize industrial heat.

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

Ministry of Defense

On September 26, 2017, as part of a joint program of the Israeli Ministry of Economy and Industry and the Israeli Ministry of Defense with the target to demonstrate the Israeli clean-tech technologies in the Defense Forces, we received approval for our program, as submitted to the IIA’s Research Committee, for designing, manufacturing and installing a TES system in an off-grid military base, where the TES system collects waste heat through flue gases from a local diesel generator and dispatches hot water upon demand. On June 1, 2020, we finished installing the project and handed over control to the Israeli Ministry of Defense, which is currently in the process of examining the project for full purchase. We are in discussions with the Israeli Ministry of Defense about the next phase of this project.

The following image shows the bGen™ unit installed at an Israeli Ministry of Defense base in Israel.

Tempo

On April 5, 2023, we announced that we received approval from the Israeli Ministry of Environmental Protection for a NIS 2.2 million (approximately $595,000) grant to build and install our bGen™ system at a beverage plant owned and operated by Tempo, one of Israel’s largest beverage companies. Tempo, partially owned by Heineken International B.V., is a producer of beverages for brands including Heineken, Pepsi, Nestle, and Pernod Richard. On October 11, 2023, we announced that we signed a contract with Tempo to replace the heavy fuel oil boilers at its plant in Netanya, Israel, with our bGen™ ZERO TES system. Our bGen™ ZERO system that will be installed at the Tempo plant will produce sustainable process steam using solar PV energy and off-peak grid power when electricity rates are most affordable. We estimate that using thermal energy storage in place of fossil fuel boilers will eliminate the use of approximately 2,000 tons of heavy fuel oil annually and mitigate over 6,200 tons of carbon emissions each year. The project is expected to be completed by the end of the first half of 2025.

Rotem 1

The project is a concentrated solar thermal in Dimona, Israel. Concentrated solar thermal collectors are coupled with a TES system and steam turbine power block set to supply electricity to Israel’s Electric Corporation under a power purchase agreement with Israel’s Electric Corporation. After December 31, 2020, we began to act to realize our holdings in the Rotem 1 Project and to construct it for a third party. However, as of the date of this annual report, we have stopped this project due to a lack of financial resources and the shift in the Company’s focus. In 2022, following an agreement reached with the lessor of the land on which the Rotem 1 project was built, we vacated the premises and the land was returned to the lessor after dismantling the facility. Following this, we ceased operations of our Rotem 1 project and consequently derecognized the lease obligation and right of use of the land. For the years ended December 31, 2021, December 31, 2022, and December 31, 2023 we recorded an impairment charge of $82 thousand, $360 thousand and $0 thousand, respectively, in connection with this project. As of December 31, 2023, Rotem 1 is designated as an asset held for sale on our condensed consolidated statement of financial position and as of the date of this annual report, most of our past investments in this project have been written off. On July 17, 2023 the our board of directors approved the liquidation of Brenmiller Energy (Rotem) Ltd. and the sale of the hydroelectric microturbine from Brenmiller (Rotem) Ltd. to Brenmiller Energy Ltd. in accordance with its fair value as shown in its consolidated financial statements. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Comparison of the Year Ended December 31, 2023 to the Year Ended December 31, 2022—Impairment loss of Rotem 1 project.”

Prospective Pilot Projects

In September 2022, we signed a Memorandum of Understanding with Green Enesys Deutschland GmbH, or Green Enesys, and Viridi Energias Renovables Espana, S.L., or Viridi RE, two European based developers of green energy projects, to perform engineering studies for incorporating our bGen TES for Green Enesys’ and Viridi REs’ proposed green hydrogen production facilities throughout Spain. Green Enesys and Viridi RE are currently developing three green hydrogen projects in Spain, with the goal of decarbonizing the European Union’s industrial, power generation and transportation sectors. The projects will have a combined capacity to produce over 100,000 tons of green methanol annually. Further to this memorandum of understanding with Green Enesys and Viridi RE, on December 10, 2023 we signed a non-binding memorandum of understanding with SolWinHy Cádiz S.L, a special purpose company jointly owned by Green Enesys Group and Viridi RE, to develop new build hydrogen and e-methanol projects and that our bGen was selected as the preferred solution for the SolWinHy Cádiz S.L project in Arcos de la Frontera, Spain, or the Cadiz Project. The Cadiz Project is expected to integrate bGen TES capabilities with a capacity of at least 55 MWh and a final investment decision for the Cadiz Project is expected to be made by the end of the third quarter of 2024.

On April 20, 2023, we announced that we signed a non-binding term sheet with a utility company that is one of the largest producers of clean energy in the world and Green Enesys Group toward a definitive agreement to jointly identify, build, and accelerate electrification by using renewable energies our TES system to electrify heat and achieve full decarbonization for their clients. The two companies expect to join forces with Green Enesys to accelerate TES deployments and provide a quick response to the global economy’s USD $1.7 - $3.6 trillion need for net-zero heat. Under the terms of this non-binding term sheet, our bGen units will be produced at our gigawatt-scale production facility in Israel. The parties have the option to implement a joint production line in Europe to be used for the utility’s projects. The non-binding term sheet also includes the option for the utility to become a strategic investor for a minority stake in our Company.

In July 2023, we signed a memorandum of understanding with Waeree Energies Ltd, India’s largest manufacturer of solar panels, to implement bGen™ TES in India. Under the terms of the memorandum of understanding, both parties are jointly exploring, developing and deploying solar-powered TES systems in India, subject to a future definitive agreement

On August 23, 2023, we signed a term sheet with European renewable energy developers Green Enesys and Viridi to establish a joint venture in Spain. The new entity will distribute our products, including the bGen™ and recently unveiled bGen™ ZERO, through either an equipment sale model and/or an EaaS business model, beginning in Spain, Hungary Germany, and Portugal. Under the joint venture, we will maintain all of our intellectual property and will manufacture all bGen™ modules for the joint venture projects at our new production facility in Dimona, Israel. Establishing the joint venture and the activities contemplated by the joint venture are subject to negotiating and execution of definitive agreements. The terms and conditions of definitive agreements pursuant to these term sheets are subject to the consent of EIB. We have officially requested EIB’s consent and expect it to be granted in within a reasonable timeframe.

On January 11, 2024, we signed a non-binding memorandum of understanding with RSP Systems outlining the terms of a distribution agreement for RSP Systems to be the exclusive distributor of our bGen units in the northeast region of the United States.

Research and Development

Research and development is a central part of our business and allows us to further develop and improve our products. Our research and development team includes engineers, researchers, technicians, quality personnel, and prototyping teams, all of whom work closely together to design, enhance and deliver the next generations of our products based on our core technology. This research and development team conceptualizes technologies, examines the feasibility of selected approaches, reviews the basic and detailed designs, and then builds and tests prototypes before refining and/or redesigning as necessary. Our quality personnel works in parallel with engineers and researchers, which allows us to anticipate and resolve potential issues at early stages in the development cycle. We conduct our research and development efforts at our facility in Rosh Haayin, Israel at our production factory in Dimona and on certain land leased from the Rotem Industrial Park. We believe that the close interaction among our research and development teams allows for the timely and effective realization of our products.

The development of the key components that are required for each of our TES products begins at the analysis of concept stage, following which we evaluate the feasibility of each component, create the basic design with a number of alternatives, and, finally, identify a single approach and carry out a detailed design for its development. All of the stages of development are managed in our Product Life Cycle Management system, which is a structured management approach for research and development, through gates of feasibility, basic design, detailed design, Alpha sites, and Beta sites, until a detailed product file is built. The results are managed in a PDM system with configuration management and our engineering office. The key components that are developed are subject to checks and rest in each stage of the development processes, including quality control checks and in-use testing, the results of which are benchmarked against the relevant product specifications. Market requirement specifications of the developed products are built by our marketing team, based on the market analysis with potential customers and with the experience from previous products. The research and development team takes the marketing requirement specifications and converts them into technical and functional specifications which are the contract to the research and development stage.

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

We finance our research and development activity in part by investing our cash flow and in part by grants from the Israeli Ministry of Economy and Industry, including grants from the IIA, the Israeli Ministry of Energy, the BIRD Foundation, and the NYPA. These grants are awarded after examination of applications, which are submitted by our research and development managers. As of December 31, 2023, we have had grants approved for our research development projects totaling $878 thousand from the Israeli Ministry of Energy, $6,046 thousand from the Israeli Ministry of Economy and Industry, $662 thousand from the BIRD Foundation and $580 thousand from NYPA. As of December 31, 2023, we have received funding from such grants totaling $622 thousand from the Ministry of Energy, $4,406 thousand from the Israeli Ministry of Economy and Industry, $662 thousand from the BIRD Foundation and $580 thousand from NYPA.

Financing that is granted by the IIA is in the range of 30-50% of the submitted budget of the development of a particular product, which includes the costs of manpower and the costs of the materials that are required to develop and manufacture a first prototype of the product. In light of this government financing, we are required to comply with the provisions of the Israeli Encouragement of Research and Development Law related to intellectual property and we are required to pay yearly royalties to the Israeli government at a rate of 3-5% on the revenues generated from the sale of our products developed under an IIA program up to the total amount of the grants received from IIA plus the relevant interest rate, if any. Under IIA regulations, grants received before June 30, 2017, bear the annual interest rate that applied at the time of the approval of the applicable IIA file which will apply to all of the funding received under such IIA approval. Grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%. Grants approved after January 1, 2024, shall bear the higher interest rate of (i) 12 months SOFR, plus 1%, or (ii) a fixed annual interest rate of 4%.

The transfer or license of IIA-supported technology or know-how outside of Israel and the transfer of manufacturing of IIA-supported products, technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred or licensed technology or know-how, our research and development expenses, the amount of IIA support, the time of completion of the IIA-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell, license or otherwise transfer our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

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

The main application of the energy storage unit with multi-functions inside has been submitted to patent offices in the United States, Europe, Israel, and South Africa. All of these submissions have been granted patents. See “Item 4.B.—Business Overview—Intellectual Property” below for additional information.

Our total research and development expenses, net, were $3,178 thousand for the year ended December 31, 2023, $4,695 thousand for the year ended December 31, 2022, and $3,664 thousand in the year ended December 31, 2021. For more information, see “Item 5.A.Operating and Financial Review and Prospects—Operating Results”. As of December 31, 2023, December 31, 2022, and December 31, 2021, we received $92 thousand, $275 thousand and $1,266 thousand, respectively, in grants from various government authorities and agencies. For more information, see “Item 5.B. Liquidity and Capital Resources—Grants and other Funding Arrangements.”

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

We have registered a patent for our core energy storage technology in Israel, the United States, the United Kingdom, Switzerland, Norway, certain European Union countries – Germany, Belgium, Denmark, Spain, France and Italy- and South Africa. The patent covers our fundamentals of the energy storage unit which we have developed using three central functions in one unit: the heat exchanger, the receipt and storage of the heat, and the production of steam inside the storage unit.

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

Patents

The following table sets forth information regarding our patent portfolio as of December 31, 2023:

Patent No.	Application No.	Title	Grant Date	Expiration Date	Country
2015/05655 10,145,365	2015/05655 14/766,136	Combined thermal storage (Integral	March 29, 2017 December 4, 2018	January 22, 2034 May 14, 2035	South Africa United States(1)
EP2976579(2)	14767720.7	Thermal Storage, Heat Exchange and Steam Generation)	June 5, 2019	January 22, 2034	Belgium, Switzerland, Germany, Denmark, Spain, France, United Kingdom, Italy, Luxembourg, Norway
240,502	240,502		December 27, 2019	January 22, 2034	Israel(3)
Pending	63/550,061	Dual HTF high temperature Energy Storage	Pending	Pending	United States(4)

(1)	On September 17, 2018, we received a Notice of Allowance from the USPTO stating that our application for a patent had been approved. This patent deals with our integrated thermal storage product, which is based on the performance of three central functions: heat exchange, storage of heat at high temperatures, and the production of steam inside of the storage unit. The registration of the patent, which is called: “Integrated Thermal Storage, Heat Exchanger, and Steam Generator” was done on December 4, 2018.

(2)	On February 5, 2019, we received a Notice of Allowance from the European Patent Office stating that our application for a patent in Europe had been approved. This patent deals with our integrated thermal storage product, which is based on the performance of three central functions: heat exchange, storage of heat at high temperatures, and the production of steam inside of the storage unit. The granting of the patent, which is called: “Integrated Thermal Storage, Heat Exchanger, and Steam Generation” was received in June 2019, upon the payment of the registration fee. The Company has continued to the national phase stage in Europe and registered the patent in the following countries on June 5, 2019: Belgium, Spain, Switzerland, Denmark, Germany, France, Great Britain, Italy, Luxembourg and Norway.

(3)	On July 4, 2019, we received a Notice of Allowance from the Israeli Patent Office stating that our application for a patent in Israel had been approved. This patent deals with our integrated thermal storage product, which is based on the performance of three central functions: heat exchange, storage of heat at high temperatures, and the production of steam inside of the storage unit. The granting of the patent, which is called: “Integrated Thermal Storage, Heat Exchanger, and Steam Generation” was done on December 27, 2019.

(4)	On February 6, 2024, a provisional application for a new patent has been submitted to the United State Patent office. The application name is “Dual HTF high temperature Sensible Energy Storage”. Application number 63/550,061. The provisional application enables us to submit the full patent during the following 12 months.

Trademarks

We have taken steps to register a trademark for our main product, the bGen™ storage system. If our trademark application is approved, we can add the TM mark on all of our documentation for the bGen™, which is used to describe the product, its functionalities, and the technology.

The following table sets forth the jurisdictions in which we have submitted an application for the registration of the bGen™ as a trademark as of December 31, 2023:

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

We believe that we have several advantages over other technologies in parts due to: (i) the supply of energy continuously, economically, and around-the-clock, (ii) our modularity and solutions from small scale operations without impairing economic feasibility, (iii) our lower pricing due to low-cost materials, and (iv) our mature stage of TRL and are moving towards commercialization.

Environmental Matters

Our objective with using TES technology and implementations is to reduce carbon footprints, by contributing to expedite the transition from a reliance on fossil fuels to the widescale use of renewable energy sources. The bGen™ storage solution’s main components are its crushed rock storage media, metals, and piping. Our technology does not use any hazardous materials. To the best of our knowledge, as of the date of this annual report, we do not have environmental risks that might have a significant impact on us. In addition, neither we nor our senior officers are a party to significant legal or administrative proceedings in connection with environmental matters.

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

C. Organizational Structure.

The following is a depiction of our organizational structure as of March 18, 2024:

Each of Brenmiller Energy (Rotem) Ltd., Brenmiller Energy Inc. and Brenmiller Energy NL B.V. is wholly owned by us. Brenmiller Energy (Rotem) Ltd. was established to commence operations in Rotem 1 Project. However, as of the date of this annual report, we have stopped this project and plan to dissolve Brenmiller Energy (Rotem) Ltd as soon as possible. Brenmiller Energy (Rotem) Ltd has ceased operations and is inactive due to a lack of financial resources and the shift in our focus. Brenmiller Energy Inc. is a Delaware company that was established to be our marketing subsidiary in the United States. Brenmiller Energy NL B.V. was incorporated in the Netherlands to function as a limited risk distributer of our products and services in Europe.

Following the signing of a term sheet on August 23, 2023, we intend to form and incorporate, together with Integrated Renewable Energy Solutions S.L (“IGES”) a joint venture subsidiary company, Brenmiller Europe S.L, under the laws of Spain. IGES is jointly owned by Green Enesys Group and Viridi RE. The new entity will distribute our products, such as the bGen™ and recently unveiled bGen™ ZERO, through either an equipment sale model and/or an EaaS business model, starting in Spain, Hungary, Germany and Portugal. Pursuant to this and subject to certain conditions precedent, we will hold 60% and IGES will hold 40% of the issued shares of Brenmiller Europe S.L. The terms and conditions for incorporating Brenmiller S.L are contingent on consent from EIB, which we requested and are expecting to receive within a reasonable timeframe.

D. Property, Plant and Equipment.

Our executive offices are located in Rosh Haayin, Israel and our primary production plant is located in Dimona, Israel. Our offices and the production plant in Dimona are leased and we do not own any real property. We entered into a lease agreement with Rotem Industrial Park Ltd for the use of a plot of land, also in Dimona, where we have installed and operated a demo TES facility for research and development and testing needs.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. Effective December 31, 2023, the Company transitioned from IFRS issued by the IASB to U.S. GAAP. The accompanying consolidated financial statements and notes thereto, including all prior periods presented, have been presented under U.S. GAAP. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F.

Overview

We are a technology company that develops, produces, markets, and sells TES systems based on our proprietary and patented bGen™ technology. Our bGen™ technology uses crushed rocks to store heat at high temperatures, and our TES systems use that heat to dispatch consistent thermal energy on demand. For additional information on our technology and products, see “Item 4.D. Business Overview – Our Products” for additional information. In December 2023, we decided to transition from preparing our financial statements in accordance with the IFRS, as issued by the IASB, to preparing and reporting our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Adjustments in the course of the transition to U.S. GAAP include the derecognition of royalty liabilities in respect of government participations in research and development projects, which were $1,082 thousand as of December 31, 2023 and the reclassification of accumulated losses of $19,421 thousand to additional paid in capital in respect of the elimination of certain transactions with controlling shareholders.

Components of our Operating Results

We have not generated significant revenues to date. Our revenues consist of revenues from the sale of our storage units, licensing fees and engineering services.

Our costs and expenses consist of the following components:

●	Cost of Revenues. Our cost of revenues consists of expenditures on materials, payments to consultants and subcontractors, as well as labor, utility, and royalty payments. In addition, the cost of revenues consists of costs and expenses relating to periods in which the plant did not operate in full capacity.

●	Research and Development, net. Our research and development expenses consist primarily of payroll, including share-based compensation and related personnel expenses, cost of third-party consultants and subcontractors, expenditure on materials, office maintenance, and depreciation. Such expenses are net of government grants. We expect that our research and development expenses will not change significantly as we continue to develop our storage units and bGen™ technology.

●	Selling and Marketing. Our selling and marketing expenses consist primarily of payroll, including share-based compensation and related personnel expenses, office maintenance, project promotion and cost of third-party consultants. We expect that our selling and marketing expenses will increase as we continue to enhance our market penetration efforts mainly by partnering with local agents in our target markets and recruit additional sales and marketing employees.

●	General and Administrative. General and administrative consist primarily of payroll, including share-based compensation and related personnel expenses, professional service fees for accounting, legal, bookkeeping, directors fees and associate costs, allowances for credit losses and depreciation.

●	Rotem I –Impairment and Closure Loss, net. Rotem 1 Project – Impairment and Closure Loss expenses consist primarily of write-down loss of the Rotem 1 project’s asset held for sale and vacating expenses net of lease termination gain. During 2022, pursuant to an agreement with the lessor of the land on which the Rotem facility was built, the Company completed vacating the premises and the land was returned to the lessor, after dismantling the facility. Following this, Brenmiller Energy (Rotem) Ltd. ceased its operations. On July 17, 2023 our board of directors approved the liquidation of Brenmiller Energy (Rotem) Ltd. and the sale of the hydroelectric microturbine from Brenmiller (Rotem) Ltd. to Brenmiller Energy Ltd. in accordance with its fair value as shown in its consolidated financial statements.

●	Other Income (expenses), net. Other income (expenses), net consist primarily of written off production line costs.

Results of Operations

The following table presents our results of operations for the periods presented.

	Year Ended December 31,
Dollars in thousands, except per share data	2023	2022	2021

Revenues:
Licensing fees	-	1,500	-
Thermal energy storage units sold	-	-	285
Other engineering services	621	20	110
	$621	$1,520	395
Costs and expenses:
Cost of revenues	(1,555)	(1,890)	(4,088)
Research and development, net	(3,178)	(4,695)	(3,664)
Selling and marketing	(1,148)	(1,201)	(638)
General and administrative	(4,637)	(4,429)	(2,500)
Rotem 1 project – impairment and closure loss, net	-	(251)	(82)
Other income (expenses), net	37	(737)	(295)
Operating loss	(9,860)	(11,683)	(10,872)
Interest expenses	(100)	(92)	-
Other financial income, net	312	683	(145)
Financial income (expenses), net	212	591	(145)
Net loss	$(9,648)	(11,092)	(11,017)
Loss per share:
Basic and diluted	$(4.99)	$(7.58)	$(9.23)
Weighted average number of shares outstanding used in the computation of basic and diluted loss per share	1,952,097	1,462,776	1,193,447

Comparison of the Year Ended December 31, 2023 to the Year Ended December 31, 2022

Revenues

Our revenues for year ended December 31, 2023 were $621 thousand, compared to $1,520 for the year ended December 31, 2022. The revenues for the year ended December 31, 2023 was primarily attributable to engineering services in connection with the engineering milestones of a certain project in Romania that was terminated on June 26, 2023. See, Item 4.B “Item 4.B.—Business Overview—Commercial Projects” for additional information. The revenues for the year ended December 31, 2022 are primarily attributable to the recognition of revenue for the final delivery to Fortlev of our know-how under the licensing agreement with Fortlev.

Cost of Revenues

The following table presents the breakdown of the cost of revenues for the years ended December 31, 2023 and 2022.

	Year Ended December 31,
Dollars in thousands	2023	2022

Salary and related expenses	$393	$-
Consultants and subcontractors	112	247
Expenditure on materials (including inventory impairment loss)	1	2
Royalties	84	-
Operating costs not attributed to projects (mainly salary and related expenses)	965	1,641
Total	$1,555	$1,890

Our cost of revenues for the year ended December 31, 2023 decreased by 18% to $1,555 thousand, compared to $1,890 thousand for the year ended December 31, 2022. This decrease was primarily attributable to the decrease in operating costs of $676 thousand unrelated to our projects and a decrease of $135 thousand in payments to consultants and subcontractors, which was offset by an increase of $393 thousand in salary and related expenses and an increase of $84 in royalty liabilities.

Research and Development, Net

The following table discloses the breakdown of net research and development expenses for the year ended December 31, 2023 and 2022:

	Year Ended December 31,
Dollars in thousands	2023	2022

Salary and related expenses	$2,268	$2,656
Consultants and subcontractors	388	441
Expenditure on materials	70	1,020
Depreciation and other	104	486
Office maintenance	440	367
	3,270	4,970
Less – grants	(92)	(275)
Total	$3,178	$4,695

Research and development expenses, net for the year ended December 31, 2023, decreased by 32% to $3,178 thousand, compared to $4,695 thousand for the year ended December 31, 2022. This decrease was primarily due to the $388 thousand reduction in payroll and related expenses, a $950 thousand reduction in expenditure on materials used in our research and development projects and a $382 thousand reduction in depreciation and other expenses in the year ended December 31, 2023, compared to the year ended December 31, 2022. This decrease of research and development expenses was offset by a decrease of $183 thousand in government grants received in the year ended December 31, 2023, compared to the year ended December 31, 2022.

We expect that our research and development will not change significantly as we continue to develop our storage units and bGen™ technology.

Selling and Marketing

Selling and marketing expenses for the year ended December 31, 2023 decreased by 4% to $1,148 thousand, compared to $1,201 thousand for the year ended December 31, 2022. The decrease was primarily attributable to the $35 thousand reduction in payroll and related expenses and a decrease of $46 thousand in other expenses, offset by an increase of $49 thousand in payments to consultants and subcontractors.

We expect that our selling and marketing expenses will increase as we continue to enhance our market penetration efforts mainly by partnering with local agents in our target markets.

General and Administrative

General and administrative expenses increased by 5% to $4,637 thousand for the year ended December 31, 2023, compared to $4,429 thousand for the year ended December 31, 2022. This increase was primarily attributable to an increase of $118 thousand in payments to consultants and insurance expenses and an increase of $380 thousand in allowances for credit losses. This increase was offset by a $220 thousand reduction in payroll and related costs and a decrease of $128 thousand in depreciation and general administrative expenses.

Other Income (expenses), net

Other net income for the year ended December 31, 2023 was $37 thousand, which was primarily attributable to a gain on the sale of equipment, compared to other net expenses of $737 thousand for year ended December 31, 2022 that was primarily attributable to the write-down of the old production line at our previous premises that cannot be used in our new production facility.

Operating Loss

Based on the foregoing, our operating loss decreased from $11,683 thousand for the year ended December 31, 2022, to $9,860 thousand for year ended December 31, 2023.

Financial Income (Expenses), Net

The net financial income for the year ended December 31, 2023 was $212 thousand, compared to net financial income of $591 thousand for the year ended December 31, 2022. Our financial income in the year ended December 31, 2023, was primarily attributable to $161 thousand from interest income and exchange rate differences between the U.S. dollar and NIS of $142 thousand, compared to $51 thousand from interest income and exchange rate differences between the U.S. dollar and NIS of $672 thousand, for the year ended December 31, 2022. Our interest expenses in the year ended December 31, 2023, were $100 thousand compared to $92 thousand for the year ended December 31, 2022.

Net Loss

Net loss for the year ended December 31, 2023 decreased by 13% to $9,648 thousand, compared to $11,092 thousand for the year ended December 31, 2022. This decrease was primarily attributable to a decrease in operating loss, as described above, net of a decrease in financial income, net.

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

Cost of Revenues

Our cost of revenues for the year ended December 31, 2022 was $1,890 thousand, compared to $4,088 thousand for year ended December 31, 2021. The cost of revenues for the year ended December 31, 2022 includes $1,641 thousand related to operating costs not attributed to projects (mainly salary and related expenses) and $247 thousand related to the recognition of costs due to budget overruns of projects under construction for which revenues have not yet been recognized. For the year ended December 31, 2021, cost of revenues includes $2,515 thousand related to the recognition of costs due to budget overruns of projects under construction for which revenues have not yet been recognized, $560 thousand related to the revenues in such year, $114 thousand related to a write-off of inventory and $900 thousand related to operating costs not attributed to project.

Research and Development, Net

The following table discloses the breakdown of net research and development expenses for the year ended December 31, 2022 and 2021:

	Year Ended December 31,
Dollars in thousands	2022	2021

Salary and related expenses	$2,656	$2,496
Consultants and subcontractors	441	998
Expenditure on materials	1,020	738
Depreciation and other	486	437
Office maintenance	367	261
	4,970	4,930
Less – grants	(275)	(1,266)
Total	$4,695	$3,664

Research and development expenses, net for the year ended December 31, 2022, increased by 28% to $4,695 thousand, compared to $3,664 thousand for the year ended December 31, 2021. This increase was primarily due to the $160 thousand increase in payroll and related expenses, a $282 thousand increase in expenditure on materials used in our research and development projects and a $106 thousand increase in office maintenance and other expenses in the year ended December 31, 2022, compared to the year ended December 31, 2021. This increase of research and development expenses was offset by an amount of $557 thousand decrease in consultants and subcontractors' costs and a decrease of $991 thousand in government grants received in the year ended December 31, 2022, compared to the year ended December 31, 2021.

Selling and Marketing

Selling and marketing expenses for the year ended December 31, 2022, increased by 88% to $1,201 thousand, compared to $638 thousand for the year ended December 31, 2021. The increase was primarily attributable to an increase of $509 thousand in payroll and related costs, mainly attributable to the recruitment of a new business development manager for the U.S market, and bonus payments and costs associated with share option plans.

General and Administrative

General and administrative expenses increased by 77% to $4,429 thousand for the year ended December 31, 2022, compared to $2,500 thousand for the year ended December 31, 2021. This increase was primarily attributable to an increase of $1,341 thousand in payroll and related costs, including bonuses and costs associated with share option plans. In addition, in the year ended December 31, 2022 there was an increase of $556 thousand in consultants and insurance expenses due to the increase of costs related to our listing on Nasdaq in May 2022.

Rotem 1 Project – Impairment and Closure Loss, net

Rotem 1 Project – impairment and closure loss expenses increased by 206% to $251 thousand for the year ended December 31, 2022, compared to $82 thousand for the year ended December 31, 2021. This increase was primarily attributable to $360 thousand in written off loss as an asset held for sale, net of $125 thousand of lease termination gain in the year ended December 31, 2022, compared to $82 thousand in written off loss during 2021.

Other Income (expenses), net

Other net expenses for the year ended December 31, 2022 were $737 thousand, compared to other net expenses of $295 thousand for year ended December 31, 2021. Other net expenses in the year ended December 31, 2022, were attributable primarily to a $704 thousand loss from a write down of equipment and parts from our old production facility that cannot be utilized in our new Dimona production facility, compared to other expenses of $314 thousand for the year ended December 31, 2021.

Operating Loss

Based on the foregoing, our operating loss increased from $10,872 thousand for the year ended December 31, 2021, to $11,683 thousand for year ended December 31, 2022.

Financial Income (expenses), Net

The net financial income for the year ended December 31, 2022 was $591 thousand, compared to net financial expenses of $145 thousand for the year ended December 31, 2021. Our financial income in the year ended December 31, 2022, was primarily attributable to $51 thousand from interest income, an income from exchange rate differences between the U.S. dollar and NIS of $672 thousand and $17 thousand bank fees, compared to $3 thousand from interest income, $58 thousand an expense from exchange rate differences between the U.S. dollar and NIS and $90 thousand bank fees, for the year ended December 31, 2021. Our interest expenses in the year ended December 31, 2022, were $92 thousand compared to $ NIL thousand for the year ended December 31, 2021.

Net Loss

Net loss for the year ended December 31, 2022 increased by 1% to $11,092 thousand, compared to $11,017 thousand for the year ended December 31, 2021. This increase was primarily attributable to an increase in the operating loss as described above, which was offset by an increase in financial income (expenses), net.

B. Liquidity and Capital Resources.

Overview

Since our inception through December 31, 2023, we have funded our operations principally from receipt of approximately $106.9 million in proceeds mainly from the issuance of Ordinary Shares, options, convertible securities, loans and governmental grants. As of December 31, 2023, we had $3,183 thousand in cash and cash equivalents, compared to $6,508 thousand as of December 31, 2022 and $8,280 as of December 31, 2021.

The table below presents our cash flows for the periods indicated.

	Year Ended December 31,
Dollars in thousands	2023	2022	2021

Cash used in operating activities	$(6,922)	$(11,694)	(8,502)
Cash used in investing activities	(2,609)	(1,404)	(248)
Cash provided by financing activities	6,362	11,200	14,732
Net increase (decrease) in cash and cash equivalents restricted deposits	$(3,169)	$(1,898)	5,982

Operating Activities

Since our incorporation, we have had ongoing losses and incurred negative cash flows from operating activities. For example, in the year ended December 31, 2023, we had operating losses of $9,860 thousand. We have mainly financed our activities in the year ended December 31, 2023 through the issuance of our Ordinary Shares and warrants, revenues from licensing fees and the sale of products, and revenues from engineering services and governmental grants. Management plans to continue to commercialize our products and services and secure sufficient financing through additional equity or debt financing. There are no assurances however, that we will be successful in obtaining the level of financing needed for our operations or that such financing will be available on terms acceptable to us.

Cash flows from operating activities consist primarily of loss adjusted for various non-cash items, including depreciation, loss from the write off of equipment and parts from our old production facility that cannot be utilized in our new Dimona production facility, impairment and closure net loss of Rotem 1 project, share-based compensation expenses, gain on the sale of equipment, and non-cash interest and exchange rate differences, net. In addition, cash flows from operating activities are impacted by changes in operating assets and liabilities, which include inventories, prepaid expenses, accounts receivable, and other assets and accounts payable.

Net cash used in operating activities for the year ended December 31, 2023 was $6,922 thousand. This net cash used in operating activities primarily reflects a net loss of $9,648 thousand, net of non-cash expenses of $1,772 thousand, a decrease of $456 thousand in prepaid expenses and receivables, and $295 thousand in inventory, as well as an increase of $203 thousand in trade and other payables and deferred revenue. Net non-cash expenses of $1,772 thousand consisted primarily of a share-based compensation payment of $1,781 thousand, a depreciation of $120 thousand, a gain on the sale of equipment of $35 thousand and non-cash interest and exchange rate differences net, of $94 thousand.

Net cash used in operating activities for the year ended December 31, 2022, was $11,694 thousand. This net cash used in operating activities primarily reflects a net loss of $11,092 thousand, net of non-cash expenses of $2,118 thousand, and an increase of $610 thousand in prepaid expenses and receivables, and $892 thousand in inventory, as well as a decrease of $1,049 thousand in other payables and deferred revenue and a decrease in trade payables of $169 thousand. Net non-cash expenses of $2,118 thousand consisted primarily of a share-based compensation payment of $1,470 thousand, a depreciation of $239 thousand, a loss from a write down of production line of $704 thousand, an impairment and closure net loss of Rotem 1 project of $235 thousand, and non-cash interest and exchange rate differences net, of $560 thousand.

Net cash used in operating activities for the year ended December 31, 2021, was $8,502 thousand. This net cash used in operating activities primarily reflects a net loss of $11,017 thousand, net of non-cash expenses of $933 thousand, and an increase of $98 thousand in prepaid expenses and receivables, which was offset by a decrease of $621 thousand in inventory, as well as an increase of $895 thousand in other payables and deferred revenue and an increase in trade payables of $164 thousand. Net non-cash expenses of $933 thousand consisted primarily of a share-based compensation payment of $236 thousand, a depreciation of $250 thousand, a loss from a write down of production line of $311 thousand, an impairment and closure net loss of Rotem 1 project of $82 thousand, and non-cash interest and exchange rate differences net, of $54 thousand.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2023, was $2,609 thousand. This net cash used in investing activities is attributable primarily to capital expenditure of $2,654 thousand, offset by a consideration received from the sale of equipment of $43 thousand.

Net cash used in investing activities for the year ended December 31, 2022, was $1,404 thousand. This net cash used in investing activities is attributable to capital expenditure of $1,465 thousand and investment in a joint venture of $33 thousand, offset by a decrease in restricted deposits of $94 thousand.

Net cash used in investing activities for the year ended December 31, 2021, was $248 thousand. This net cash used in investing activities is attributable to capital expenditure of $240 thousand and an increase in restricted deposits of $8 thousand.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2023, was $6,362 thousand. This net cash is attributable to net proceeds from the issuance of Ordinary Shares and warrants of $6,258 thousand and the exercise of options and warrants amounting to a total of $104 thousand.

Net cash provided by financing activities for the year ended December 31, 2022, was $11,200 thousand. This net cash is attributed to net proceeds from the issuance of Ordinary Shares and warrants in connection with the second tranche of the private placement investment of $7,174 thousand, loan received from EIB of $4,031 thousand, offset by payments with respect to the bank loan of $5 thousand.

Net cash provided by financing activities for the year ended December 31, 2021, was $14,732 thousand. This net cash is attributed to net proceeds from issuance of shares and warrants in the total amount of $15,677 thousand, proceeds from the exercise of options of $20 thousand, offset by repayment of loans of $965 thousand.

Grants and other Funding Arrangements

The following table sets forth a summary of grants we have received from various institutions and government authorities as of the year ended December 31, 2023.

Institution/Government Authority	Approved Grant	Aggregate Amount received up to December 31, 2023	Total liabilities in respect of grants received (including interest) included in financial statements
	(U.S. dollars, thousands)
IIA	$5,204	$4,177	$22
Ministry of Economy and Industry	842	229	54
Ministry of Energy	878	622	123
BIRD Foundation	662	662	-
NYPA	580	580	48
Total	$8,166	$6,270	$247

(1)	Liability for royalties included in our financial statements include also a royalty liability concerning the EIB credit facility agreement in the amount of $289 thousand.

European Investment Bank

On March 31, 2021, we signed a credit facility agreement with EIB to receive financing for our expansion plan and the establishment of an advanced production plant for TES systems in Israel. The funding is limited to a total sum of EUR 7.5 million. The funding will be granted in a co-funding track, where EIB will allow withdrawals of sums equal to capital investments in the Company. We have obtained a business license, which is a precondition to withdrawing funds from the EIB that is effective through December 31, 2027.

The withdrawals are available in two tranches. On July 28, 2022, the first tranche of €4 million (approximately $4.4 million) was drawn down by us with a 5.0% fixed annual interest rate. Interest payments are due annually on July 28 of each year and the principal shall be repaid in equal annual payments starting from July 28, 2026 and maturing on July 28, 2028. The second tranche of €3.5 million (approximately $3.9 million) is available within 36 months of signing the credit facility agreement with EIB, or March 31, 2024, subject to certain conditions. The Company is evaluating alternative means, including re-negotiating with EIB, to extend the availability date of the second tranche of the EIB credit facility. If the Company does not succeed in extending such availability date, its right to withdraw the remaining credit amount may expire on March 31, 2024.

Pursuant to the terms of the credit facility agreement with EIB, we cannot undergo any change of control which would cause Avraham Brenmiller, our largest shareholder, to hold less than (i) 25% of our share capital or (ii) 10% of the Company’s share capital or (ii) provided that any decrease of his shareholding below 25% does not occur as a result of the sale of Ordinary Shares, beneficially owned by Avraham Brenmiller, to any third party. Moreover, we are required to pay annual royalties at a rate of 2.0% on all gross sales of TES systems that we produce each quarter until a royalty cap of the amounts that have been disbursed under the facility is reached. Prior to the receipt of the first tranche, on May 29, 2022, we pledged to EIB a first ranking floating security interest in the equipment that has been purchased for the expansion of our automated production facility as well as all of the revenues generated from the sale of TES systems manufactured by us.

Among other customary terms included in the agreement, the facility agreement with EIB provides for the following covenants, including a prohibition on the sale of certain assets except in the ordinary course of business, a prohibition on the execution of a merger or a structural change in the Company’s group, restrictions on incurring indebtedness without the prior written consent of EIB other than trade credit extension, restrictions on intercompany loans, our compliance with EU and Israeli environmental laws, prohibitions on the distribution of dividends without the prior written consent of EIB and limitations on our ability to receive only permitted government grants scheduled in the agreement and up to the amount that is set forth in the agreement. Furthermore, we may not create a negative pledge of security over our assets, subject to certain conditions, and we covenant to maintain a balance of cash and cash equivalents of at least €350,000. For more information on our facility with EIB, see Note 9 to our audited consolidated financial statements included elsewhere in this annual report.

Current Outlook

As of December 31, 2023, our total cash and cash equivalents were $3,183 thousand. See, “Item 5.B Operating and Financial Review and Prospects — Liquidity and Capital Resources” for more information.

We have financed our operations to date primarily through proceeds from the issuance of our ordinary shares and warrants, revenues from the sale of products, and revenues from licensing fees, and engineering services, a loan from EIB and governmental grants. We have incurred losses and generated negative cash flows from operations since inception in 2012.

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

On November 29, 2022, we entered into definitive securities purchase agreements with certain investors, part of whom are existing shareholders, including Mr. Avraham Brenmiller, our controlling shareholder, Chief Executive Officer and the Chairman of our board of directors, for the issuance in a private placement of units consisting of one Ordinary Share and one non-registrable and non-tradeable warrant, for a total of 199,636 Ordinary Shares and 199,636 associated warrants, at a price of NIS 53.3 (approximately $15.5) per unit, based on an exchange rate of NIS/USD 3.438 published on November 28, 2022, or the 2022 Private Placement. The warrants are exercisable on the issuance date of each unit with a premium of 15% of the share price, representing an exercise price of NIS 61.3 (approximately $17.8) per share, and have a term of five years from the issuance date.

On December 6, 2022, one of the parties participating in the 2022 Private Placement and one additional investor agreed to purchase 34,191 additional units on the same terms as agreed for the 2022 Private Placement, or the Additional Investment. The completion of the 2022 Private Placement and the Additional Investment were subject to the approval of our shareholders at an extraordinary general meeting which was convened on January 24, 2023. At such meeting, our shareholders approved, among other things, the 2022 Private Placement and the Additional Investment. On February 16, 2023, the 2022 Private Placement and the Additional Investment were completed, resulting in gross proceeds to us of approximately $3.59 million and our issuance to such investors an aggregate of 233,827 Ordinary Shares and 233,827 warrants to purchase Ordinary Shares at an exercise price of NIS 61.3 per share. The warrants are exercisable until February 16, 2028. The investors in the 2022 Private Placement and the Additional Investment received piggyback registration rights for their Ordinary Shares and shares underlying the associated warrants. On June 29, 2023, we filed a registration statement with the SEC to register the resale of the warrant shares. Upon effectiveness of such registration statement on July 10, 2023, the aforementioned piggyback rights expired.

On March 23, 2023, we announced that we initiated a process to voluntarily delist our Ordinary Shares from the TASE. On June 28, 2023, we announced that we postponed the date of the voluntary delisting of our securities from the TASE to September 11, 2023 in order to allow us to complete the procedure for changing the terms of our Series 3 tradable warrants by the delisting date of our securities from trading on the TASE. On August 6, 2023, the Israeli Court approved the arrangement to change the terms of our Series 3 Tradable Warrants as follows: (i) to reduce the exercise price from NIS 700 per share to NIS 13 per share; and (ii) to shorten the exercise period until September 5, 2023 (instead of November 15, 2024), or the Arrangement. The approved Arrangement enabled the Series 3 Tradable Warrant holders to exercise their warrants for Ordinary Shares of the Company prior to the voluntary delisting of the Company’s securities from the TASE on September 11, 2023. As a result, 18,811 Ordinary Shares were issued as a result of exercise of Series 3 Tradable Warrants, resulting in gross proceeds to us of approximately $65,274. The remaining Series 3 Tradable Warrants expired. Our securities were voluntarily delisted from the TASE on September 11, 2023.

On June 9, 2023, we entered into a Sales Agreement with A.G.P./Alliance Global Partners, or the Sales Agent, pursuant to which we may offer and sell, from time to time, to or through the Sales Agent as agent or principal Ordinary Shares in an “at-the-market” offering, as defined in Rule 415(a)(4) promulgated under the Securities Act, for an aggregate offering price of up to $9.35 million. We will pay the Sales Agent a commission equal to 3.0% of the gross sales price per share sold pursuant to the terms of the Sales Agreement. We are not obligated to sell any Ordinary Shares under the Sales Agreement and no assurance can be given that we will sell any Ordinary Shares under such agreement, or, if we do, as to the price or number of such shares that we will sell or the dates on which any such sales will take place. As of the date of this annual report, we have sold 88,844 Ordinary Shares under the Sales Agreement for aggregate gross proceeds of $667,716.

On June 12, 2023, we entered into a definitive securities purchase agreement with Snowdrop Holding SA for the issuance and sale in a private placement offering of 248,778 units, each unit consisting of one Ordinary Share and one non-tradeable warrant to purchase one Ordinary Share at a price per unit of $10.00, for aggregate gross proceeds of approximately $2.5 million. The warrants have an exercise price of NIS 44 (approximately $12) per warrant and may be exercised beginning on June 12, 2024 until June 12, 2028. The offering closed on June 15, 2023.

On January 22, 2024, we entered into a securities purchase agreement with a U.S. based institutional investor for the sale of 240,000 Ordinary Shares, warrants to purchase up to 888,890 Ordinary Shares, and pre-funded warrants to purchase up to 648,890 Ordinary Shares, at a price of $4.50 per Ordinary Share and accompanying warrant, less $0.0001 per pre-funded warrant, for aggregate gross proceeds of approximately $4.0 million before deducting placement agent fees and other offering expenses, or the January 2024 Offering. After deducting costs associated with the offering, our net proceeds were $3.4 million. The warrants are exercisable immediately at a price of $5.00 per share and will expire five years from the date of issuance. The pre-funded warrants are exercisable immediately at a price of $0.0001 per share and are exercisable until exercised in full. The offering closed on January 25, 2024.

On January 22, 2024, we entered into a placement agency agreement, or the Placement Agency Agreement, with A.G.P./Alliance Global Partners, or the Placement Agent, pursuant to which the Placement Agent agreed to serve as placement agent for the issuance and sale of Ordinary Shares, warrants and pre-funded warrants. We agreed to pay the Placement Agent an aggregate cash fee equal to 7.0% of the gross proceeds received by from the sale of the securities in this offering, however in the case of certain identified investors we agreed to pay a cash fee equal to 3.5% of the gross proceeds received by us from such investors. Pursuant to the Placement Agency Agreement, we also agreed to pay the Placement Agents $105,000 for accountable expenses and $25,000 for non-accountable expenses. The Placement Agency Agreement has indemnification and other customary provisions for transactions of this nature.

Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through debt and/or equity financing, through government grants and the withdrawal of the second tranche of the loan from our EIB facility upon receiving EIB’s consent to extend the availability date of the second tranche of the EIB credit facility. However, there is no assurance that we will be successful accomplishing these plans. If we are unable to obtain sufficient capital, we may need to reduce, delay, or adjust our operating expenses, including commercialization of existing products, or we will be unable to expand our operations as desired.

We expect to continue incurring losses and negative cash flows from operations until our products reach profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, our management and auditors have concluded that these conditions raise substantial doubt about our ability to continue as a going concern.

See “Item 3.D.Risk Factors—Risks Related to Our Financial Condition and Capital Requirements—Our management has concluded and the report of our independent registered public accounting firm contains an explanatory paragraph that indicates that there are conditions that raise substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.”

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 4.B. Intellectual Property—Patents”, “Item 5.A. Operating Results—Research and Development, Net” and “Item 5.A. Results of Operations— Comparison of the year ended December 31, 2023, to the year ended December 31, 2022— Research and Development, net.”

D. Trend Information

The trends impacting us are described elsewhere in this Annual Report on Form 20-F, including in “Item 3.D. Risk Factors”, “Item 4.B. Business Overview”, “Item 5.A. Operating Results”, “Item 5.B. Liquidity and Capital Resources”, and “Item 10.C. Material Contracts”.

E. Critical Accounting Estimates

Use of Estimates in the Preparation of Financial Statements

Our consolidated financial statements are prepared in conformity with U.S. GAAP, as issued by the Financial Accounting Standards Board. In preparing our consolidated financial statements, we make estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made. Estimates are primarily used for, but not limited to, valuation of share-based compensation, useful lives of property, plant and equipment and royalty liabilities. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial position n or results of operations.

Property, Plant and Equipment

In accordance with the ASC 360-10, accounting for property, plant and equipment subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, or it is reasonably possible that these assets could become impaired as a result of technological or other industrial changes. The determination of recoverability of assets to be held and used is made by comparing the carrying amount of an asset to future undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Royalty Liabilities

Royalty-bearing grants for funding approved research and development projects are recognized at the time we are entitled to such grants, on the basis of the costs incurred, and are presented as a deduction from research and development expenses, except for amounts attributed to royalties that are probable to be paid therefor at time of the grant recognition. Non-royalty-bearing grants for funding approved research and development projects are recognized at the time we are entitled to such grants, on the basis of the costs incurred, and are presented as a deduction from research and development expenses. In the event of failure of a project that was partly financed by such a grant, we would not be obligated to pay any royalties or repay the amounts received. As of December 31, 2023, we have royalty liabilities of $536 thousand.

Share-Based Payment

The Company measures all share-based awards, including share options, restricted shares (“RS”) and restricted share units (“RSUs”), based on their estimated fair value on the grant date for awards to our employees, directors and service providers.

The Company uses the Black-Scholes pricing model to determine the fair values of share options. The option pricing model requires the input of highly subjective assumptions, including the expected share price volatility and expected term. Any changes in these highly subjective assumptions would significantly impact the share-based compensation expense. We measure the fair value of RSs and RSUs based on the grant-date share price of the underlying ordinary share.

Share-based compensation expenses for options and RSUs are recognized using the accelerated attribution method, over the requisite service period (primarily a four or three years period for share options and one year for RSUs), net of estimated forfeitures.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report:

Name	Age	Position
Avraham Brenmiller(8)	71	Chief Executive Officer, Chairman of the Board of Directors
Ofir Zimmerman	48	Chief Financial Officer
Doron Brenmiller(8)	40	Chief Business Officer, Director
Nir Brenmiller(7)	44	Chief Operating Officer, Director
Rami Ezer	61	Chief Technology Officer
Avi Sasson	49	Executive Vice President – Operation
Nava Swersky Sofer(1)(2)(3)(4)(5)	58	Director
Ziv Dekel(1)(2)(5)(6)	60	Director
Boaz Toshav(5)(7)	46	Director
Chen Franco-Yehuda(1)(2)(3)(4)(5)	40	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	External Director (as defined under Israeli law)

(4)	Independent Director (as defined under Israeli law)

(5)	Independent Director (as defined under Nasdaq Stock Market rules)

(6)	Class I directors shall hold office until the annual general meeting to be held in 2024 and until their successors shall have been elected and qualified.

(7)	Class II directors shall hold office until the annual general meeting to be held in 2025 and until their successors shall have been elected and qualified.

(8)	Class III directors shall hold office until the annual general meeting to be held in 2026 and until their successors shall have been elected and qualified.

Avraham Brenmiller, Chief Executive Officer and Chairman of the Board of Directors

Mr. Avraham Brenmiller has served as our Chief Executive Officer since January 2012 and as Chairman of our board of directors since January 2012. Mr. A. Brenmiller graduated from Ohio State University, with a Mechanical Engineering degree. Additionally, he holds another Mechanical Engineering degree from ORT Technikum Givatayim in Israel, and an M.B.A for engineers from The Israeli Center for Management. Mr. A. Brenmiller has vast operational experience as chief executive officer and director at international companies, which our board of directors believes qualifies him to serve as a director. Mr. A. Brenmiller will serve as Chairman of our board of directors until January 2025.

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

Boaz Toshav, Director

Mr. Toshay has served on our board of directors since June 2023. Mr. Toshay has 19 years of experience over the past in investment banking, fixed income and mergers and acquisitions advisory, Mr. Toshav currently serves as the Chief Executive Officer of Umbrella Advisors Ltd., a boutique investment bank and financial advisory firm he founded in 2014. Mr. Toshav has been a board member of Intelicanna Ltd. (TASE: INTL) and Getruck Ltd. since 2018 and 2021, respectively. Mr. Toshav received a Bachelor of Arts degree in Economics and Business Administration from Tel Aviv University, as well as a Master of Philosophy from Tel Aviv University. Mr. Toshav is qualified as a United Kingdom Financial Services Authority certified investment advisor in 2005.

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

B. Compensation

Employment Agreements with Executive Officers

Compensation

The aggregate compensation, including share-based compensation, paid by us to our executive officers and directors for the year ended December 31, 2023 was $2,318 thousand. The following table sets forth information concerning the compensation of our six most highly compensated executive officers for the year ended December 31, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of dollars upon a conversion rate of 3.684 NIS/USD, for the year ended December 31, 2023.

Name and Principal Position	Salary, Pension, Retirement and Other Similar Benefits (Management)	Share Based Compensation	Total
Avraham Brenmiller
Chief Executive Officer, Chairman of the Board of Directors	$199	$396	$595
Ofir Zimmerman
Chief Financial Officer	$214	$101	$315
Doron Brenmiller
Chief Business Officer, Director	$223	$118	$341
Nir Brenmiller
Chief Operating Officer, Director	$221	$108	$329
Avi Sasson
Executive Vice President – Operation	$192	$74	$266
Rami Ezer
Chief Technology Officer	$200	$92	$292

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

Our directors collectively earned approximately NIS 667 thousand (approximately $181 thousand) out of which direct service cost paid was approximately NIS 407 thousand (approximately $111 thousand) and share based compensation of approximately NIS 260 thousand (approximately $70 thousand) for their services as directors in the year ended December 31, 2023.

An amendment to the Company’s compensation policy for officers and directors

Pursuant to the approval of an extraordinary meeting of the Company’s shareholders held on January 24, 2023, and as recommended by the board of directors and compensation committee, the Company adopted an amendment to the Company’s compensation policy, which includes an efficiency plan to decrease expenses and the Company’s burn rate, which plan may include, inter alia, exchanging accrued and unpaid cash salary to Company’s employees and officers with equity-based compensation, or the Efficiency Plan. The amendment presents the following changes to the current compensation policy from August 25, 2022:

i.	To allow the compensation committee and the board of directors to exchange basic salary with equity-based compensation, either in whole or in part, by issuing Restricted Shares (“RS”) or Restricted Shares Units (“RSU”) which will be vested on a monthly basis. In such case, the calculation of the RS and RSU value in comparison to the basic salary will include a discount of up to 15%.

ii.	To allow the compensation committee and the board of directors to exchange accrued and unpaid cash salary to office holders, including shareholders and /or relative of controlling shareholders, with RSU or any other equity-based compensation in accordance with the Company’s option plan (as defined in the current compensation policy) with the following minimum terms: vesting period of no less than one month, share price that will be calculated according to the average of Company’s market share price in the last 5-30 days (at the Boards’ discretion), with a discount of up to 15%.

Under the above approved compensation plan, we also granted during 2023 to our employees and service providers: (a) 7,811 RSUs in exchange for employee and service providers’ salary of NIS 346 thousand (approximately $94 thousand) vesting over a period of twelve (12) months, (b) bonuses in fully vested 47,315 restricted shares to employees and service providers, with estimated value in the amount of NIS 2,328 thousand ($649 thousand), and (c) 9,986 RSs in exchange for service provider fees of NIS 494 thousand (approximately $134 thousand).

In addition, following shareholder approval, and the recommendation our Board, the controlling shareholders were granted share options (received instead of RSUs, with no incremental value as of the modification date), as follows: 33,536 fully vested share options exercisable into 3,354 Ordinary Shares of the Company for NIS 3 ($0.82) per share in exchange for bonus payment in the amount of NIS 165 thousand ($ 46 thousand) and 81,855 share options, exercisable into 8,186 ordinary shares of the Company for NIS 3 ($0.82) per share, which vest over a period of 12 months, in exchange for salary of NIS 363 thousand ($ 98 thousand). In calculating the share options amount granted in exchange for salary, a 10% discount was taken into account.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited consolidated financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our articles of association provide that a quorum of two (2) or more shareholders, in person or by proxy, holding at least 25% of the voting rights, is required for commencement of business at a general meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy (if the original meeting was convened upon requisition under Section 63 of the Companies Law, one or more Shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, shall constitute a quorum).

●	Nomination of our directors. With the exception of directors elected by our board of directors and external directors, our directors are elected by an annual or special meeting of our shareholders (i) to hold office until the next annual meeting following his or her election or (ii) for three-year term, as described below under “Management—Board Practices—External Directors.” The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Stock Market rules.

●	Compensation of officers. Israeli law and our articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law. See “Management—Approval of Related Party Transactions under Israeli Law” for additional information.

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Management—Board Practices—External Directors.” We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our audit committee are “independent directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules. See “Management—Approval of Related Party Transactions under Israeli Law” for additional information.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

C. Board Practices

Introduction

Our board of directors presently consists of seven members, including two external directors, as required under the Companies Law. We believe that Ziv Dekel, Chen Franco-Yehuda, Boaz Toshav and Nava Swersky Sofer are “independent” for purposes of the Nasdaq Stock Market rules.

Under the Company’s Articles of Association, the board of directors is to consist of not less than three (3) and not more than nine (9) directors.

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

Our articles of association provide for a split of the board of directors into three classes with staggered three-year terms (excluding external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. The director whom is to be retired and re-elected shall be the director that served the longest period since its appointment or last re-election or, if more than one director served the longest time, or if a director who is not to be re-elected agrees to be re-elected, the meeting of the board of directors which sets the date and agenda for the annual general meeting (acting by a simple majority) will decide which of such directors will be brought for re-election at the relevant general meeting.

Each director, except external directors, will hold office until the third annual general meeting of our shareholders following his or her appointment, or until he or she resigns or unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association.

In addition, under certain circumstances, our articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), until the next annual general meeting in which directors may be appointed or terminated. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “Board Practices—External Directors” below for additional information.

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may propose to add to the agenda of a general meeting a nomination of a director. However, any such shareholder may make such a request for nomination only if a notice of such shareholder’s intent to make such nomination has been given to our board of directors in accordance with the regulations promulgated under the Companies law and our articles of association. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

Shareholders of an Israeli company, whose shares are listed outside of Israel, may request that a company’s board of directors appoint a candidate to the board of directors or remove a board member from the board of directors, as an item on the agenda of a future general meeting, provided that the shareholder holds at least five percent (5%) of the voting rights of the company.

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

The board of directors must elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for periods not exceeding three years each, that the chairman or his relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, our Chief Executive Officer also serves as our Chairman of the Board of Directors, and as such requires a shareholder approval by a special majority, which was given on May 9, 2023, for a period of 18 months, until November 2024.

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

The quorum for starting a meeting of the board of directors shall be constituted by the presence in person or by any means of communication of a majority of the directors then in office who are lawfully entitled to participate and vote in the meeting. Resolutions of the board of directors are adopted by a majority of the directors present and voting at the meeting, without taking into account the votes of abstainers.

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

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence. As of the date hereof, our external directors are Ms. Nava Swersky Sofer and Mrs. Chen Franco-Yehuda.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the Board, who is an independent director under the Nasdaq Stock Market rules, has “financial and accounting expertise,” and the other external directors have “professional expertise”. An external director may not be appointed to an additional term unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment there is an external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors. We have determined that Mesdames Chen Franco-Yehuda and Nava Swersky Sofer and Messrs. Doron Brenmiller, Nir Brenmiller, and Ziv Dekel have accounting and financial expertise.

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

In October 2020, the general meeting of shareholders approved the re-appointment of Mr. Eitan Machover as an external director for a three year period from October 16, 2020. Mr. Machover’s term as an external director expired on October 16, 2023. In June 2022, the general meeting of shareholders approved the appointment of Ms. Nava Swersky Sofer as an external director for a second three year term from June 20, 2022. In August 2022, the general meeting of shareholders approved the appointment of Ms. Chen Franco-Yehuda as an external director for a three year period from August 25, 2022.

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

In addition, a majority of the members of the audit committee of a publicly-traded company must be independent directors under the Companies Law. Our audit committee is comprised of Mr. Ziv Dekel, Ms. Chen Franco-Yehuda and Ms. Nava Swersky Sofer.

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of the Company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an officeholder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest. See “Directors, Senior Management and Employees - Board Practices - Approval of Related Party Transactions under Israeli law” for additional information;

(iii)	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iv)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

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

Our audit committee may not conduct any discussions or approve any actions requiring its approval, unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors under the Companies Law, including at least one external director. See “Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli law” for additional information.

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

As noted above, the members of our audit committee currently include Mrs. Chen Franco-Yehuda and Ms. Nava Swersky Sofer who are external directors, and Mr. Ziv Dekel, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Ms. Nava Swersky Sofer serves as the Chairperson of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

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

Our compensation committee consists of Mrs. Chen Franco-Yehuda, Ms. Nava Swersky Sofer and Mr. Ziv Dekel. The Chairperson of our compensation committee is Ms. Nava Swersky Sofer. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our articles of association, on all aspects referring to its independence, authorities, and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

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

(d) overriding a determination of the shareholders in relation to certain compensation-related issues, subject to the approval of the board of directors and under special circumstances, such as, the approval of our compensation policy, after such compensation policy was reconsidered by the committee and on the basis of detailed reasons, the committee and thereafter the board of directors determined that the adoption of the compensation policy is in the best interests of the Company despite the objection of the general meeting; and

(e) the administration of our clawback policy.

Compensation Policy

Under the Companies Law, a compensation policy with respect to the terms of office and employment of officeholders must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority. See “Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli law” for additional information. Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company.

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

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as of our articles of association, which are exhibits to this annual report.

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

Share Option Plan

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

The following table presents certain option grant information concerning the distribution of options (granted under the Plan) among directors and employees of the Company as of December 31, 2023:

	Options Outstanding	Unvested Options
Directors and Senior Management:
Avraham Brenmiller	22,500	15,000
Avi Sasson	4,250	1,125
Rami Ezer	4,250	1,125
Ofir Zimmerman	4,750	1,375
Ziv Dekel	3,000	2,000

Nava Swersky Sofer	3,000	2,000
Chen Franco-Yehuda	3,000	2,000
Boaz Toshav	3,000	3,000
Eitan Machover(1)	-	-
All Other Grantees	33,950	9,254

(1)	On October 16, 2023, Mr. Machover’s term as an external director expired. The options held by Mr. Machover are exercisable within three months from October 16, 2023.

Amendment of the plan

Subject to applicable law, our board of directors may amend the plan, provided that any action by our board of directors which will alter or impair the rights or obligations of an option holder requires the prior consent of that option holder.

D. Employees

As of December 31, 2020, we had 69 full-time employees and 2 part-time employees. As of December 31, 2021, we had 60 full-time employees and 2 part-time employees. As of December 31, 2023, we have 50 full-time employees and 2 part-time employees. All of these employees are located in Israel except one who is located in Brazil. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel.

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

F. Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 18, 2024 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary shares issuable under share options or warrants that are exercisable within 60 days after 18, 2024, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

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

	No. of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Avraham Brenmiller*(1)	678,111	26.97%
Snowdrop Holding SA(2)	403,325	16.27%
Armistice Capital Master Fund Ltd.(3)	240,000	9.94%
Alpha Capital Anstalt(4)	219,018	8.95%
Rani Zim (5)	187,334	7.76%

Directors and senior management who are not 5% holders:
Doron Brenmiller (6)	11,035	**	%
Nir Brenmiller (7)*	9,821	**	%
Ofir Zimmerman (8)*	9,057	**	%
Rami Ezer(9)	8,322	**	%
Avi Sasson(10)	7,026	**	%
Ziv Dekel(11)*	1,000	**	%
Chen Franco-Yehuda(12)*	1,000	**	%
Nava Swersky Sofer(13)*	1,000	**	%
Boaz Toshav	-	-
All directors and senior management as a group (9 persons)	726,372	28.97%

(1)	Includes 579,295 Ordinary Shares issued and outstanding and 98,816 Ordinary Shares issuable upon the exercise of warrants and options exercisable within 60 days of March 18, 2024. Mr. A. Brenmiller alone has the voting and dispositive power over such Ordinary Shares and mailing address is 19 Habosem St., Ramat Hasharon, Israel 4704048.

(2)	Includes 338,822 Ordinary Shares issued and outstanding and 64,503 Ordinary Shares issuable upon the exercise of warrants exercisable within 60 days of March 18, 2024. Does not include 248,778 warrants that are not exercisable within 60 days of March 18, 2024. Jean-Paul Tissieres has the voting and dispositive power over the shares held by Snowdrop Holding SA. Snowdrop Holding SA’s address is Bruellan SA, Rue de Pas de I’Oours 6, 33963 Crans VS, Switzerland. Based on information provided by Snowdrop Holding SA on Schedule 13G filed with the SEC on July 5, 2023.

(3)	Includes 240,000 Ordinary Shares issued and outstanding issued in the January 2024 Offering. The percentage in the table above gives effect to the 9.99% beneficial ownership limitation set forth under the terms of the prefunded warrants issued in the January 2024 Offering (so that any issuance of the 648,890 Ordinary Shares that are issuable upon the exercise of such prefunded warrants is subject to and limited by the aforementioned 9.99% beneficial ownership limitation). Does not include 648,890 Ordinary Shares issuable upon the exercise of 648,890 prefunded warrants and does not include 888,890 Ordinary Shares issuable upon the exercise of warrants that include a 4.99% beneficial ownership limitation set forth under the terms of the warrants issued in the January 2024 Offering. The mailing address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC 510 Madison Avenue, 7th Floor, New York, NY 10022.

(4)	Includes 186,767 Ordinary Shares issued and outstanding and 32,251 Ordinary Shares issuable upon the exercise of 32,251 Warrants issued in the 2022 Private Placement.. Mr. Konard Ackermann, Dr. Alexander Lins and Dr. Nicola Feuerstein have the voting and dispositive power over the shares held by Alpha Capital Anstalt. Alpha Capital Anstalt’s address is c/o LH Financial Services Corp., 510 Madison Avenue, 14th Floor, New York, NY 10022. Based on information provided to us by Alpha Capital Anstalt on March 5, 2024.

(5)

Includes 187,334 Ordinary Shares held by Rani Zim Holdings Ltd. Based on information provided by Rani Zim Holdings Ltd., reported on Schedule 13G filed with the SEC on January 29, 2024, Mr. Rani Zim has the voting and dispositive power over such Ordinary Shares and mailing address is 9 Bareket St., Petah-Tikva, Israel 4951777.

(6)	Includes 1,208 Ordinary Shares issued and outstanding and 9,827 Ordinary Shares issuable upon the exercise of options and does not include 2,787 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 18, 2024. Mr. Doron Brenmiller alone has the voting and dispositive power over such Ordinary Shares and mailing address is Pichman 11/11, Tel Aviv, Israel, 6902711.

(7)	Includes 782 Ordinary Shares issued and outstanding and 9,039 Ordinary Shares issuable upon the exercise of options and does not include 2,715 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 18, 2024. Mr. Nir Brenmiller alone has the voting and dispositive power over such Ordinary Shares and mailing address is 13 Igal Mosinson St., Tel Aviv, Israel.

(8)

Includes 5,682 Ordinary Shares issued and outstanding and 3,375 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of March 18, 2024 and does not include 1,375 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 18, 2024. Mr. Zimmerman alone has the voting and dispositive power over such Ordinary Shares and mailing address is 5 Ben-Hur St., Petach Tikva, Israel.

(9)	Includes 5,197 Ordinary Shares issued and outstanding and 3,125 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of March 18, 2024 and does not include 1,125 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 18, 2024. Mr. Ezer alone has the voting and dispositive power over such Ordinary Shares and mailing address is Shderot Hashoshanim St., 8, Ramat Gan, Israel.

(10)	Includes 3,901 Ordinary Shares currently issued and 3,125 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of March 18, 2024 and does not include 1,125 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 18, 2024. Mr. Sasson alone has the voting and dispositive power over such Ordinary Shares and mailing address is David Elazar St. 59, Modi’in Makabim-Re’ut, Israel.

(11)	Includes 1,000 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of March 18, 2024 and does not include 2,000 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 18, 2024. Mr. Dekel alone has the voting and dispositive power over such Ordinary Shares and mailing address is Yehuda Hanassi St. 36, Tel Aviv, Israel.

(12)	Includes 1,000 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of March 18, 2024 and does not include 2,000 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 18, 2024.

(13)	Includes 1,000 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of March 18, 2024 and does not include 2,000 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 18, 2024.

*	Indicates director of the Company.
**	Less than 1%.

Changes in Percentage Ownership by Major Shareholders

Since 2020, we have conducted multiple public and private offerings of our securities. These securities offerings have resulted in certain changes to the percentage of our issued and outstanding share capital that is owned by our major shareholders.

On July 23, 2020, we closed a private placement offering of 209,302 Ordinary Shares, of which 198,021 Ordinary Shares were issued to Rani Zim; our other major shareholders did not participate in the offering. Following the offering, Rani Zim held approximately 17.8% of our issued and outstanding share capital and the holdings of Avraham Brenmiller and Migdal Insurance and Financial Holdings Ltd. decreased to approximately 44.3% and 12.2% of our issued and outstanding share capital, respectively.

On February 10, 2021, we closed a private placement offering of 31,422 Ordinary Shares and on February 15, 2021 we closed a public offering of 60,050 Ordinary Shares in which Avraham Brenmiller, Migdal Insurance, Financial Holdings Ltd., and Rani Zim did not participate. As a result, the holdings of Avraham Brenmiller, Rani Zim and Migdal Insurance and Financial Holdings Ltd. decreased to approximately 41.4%, 16.8%, and 10.8% of our issued and outstanding share capital, respectively.

Pursuant to a securities purchase agreement dated October 29, 2021, or the 2021 Private Placement, with the 2021 Private Placement Investors, on December 29, 2021 we issued 167,031 Ordinary Shares for aggregate gross proceeds of $7.5 million, or the First Closing. On December 29, 2021, we closed the First Closing of the 2021 Private Placement in which we offered 167,031 Ordinary Shares to the 2021 Private Placement Investors. On May 24, 2022, we closed the Second Closing of the 2021 Private Placement in which we offered 151,766 Ordinary Shares and 15,266 Prefunded Warrants. As a result, Alpha Capital Anstalt and More held approximately 9.99% and 9.27% of our issued and outstanding share capital, respectively, and the holdings of Avraham Brenmiller, Rani Zim and Migdal Insurance and Financial Holdings Ltd. decreased to approximately 32.84%, 13.59% and 8.19% of our issued and outstanding share capital, respectively. The 2021 Private Placement included an undertaking for us to file a registration statement with the SEC within 45 days from the First Closing. We filed the registration statement in connection with the 2021 Private Placement, which was subsequently declared effective by the SEC, and our Ordinary Shares began trading on Nasdaq on May 25, 2022.

On November 29, 2022, we entered into a definitive securities purchase agreements with certain investors, part of whom are existing shareholders, including Avraham Brenmiller, in which we sold 199,636 Ordinary Shares and 1,996,359 associated warrants in connection with the 2022 Private Placement. In addition, as of December 31, 2022, Avraham Brenmiller had an unpaid salary balance (in respect of prior years) in the amount of NIS 790 thousand (approximately $225 thousand). In exchange for such unpaid salary, on November 17, 2022 and November 23, 2022, the Compensation Committee and the Board of Directors, respectively, approved and voted to recommend that the shareholders approve to convert the unpaid salary into equity under the terms of the 2022 Private Placement, except the exercise period as described below. Accordingly, on February 5, 2023 we issued Mr. Brenmiller 14,822 units, consisting of 14,822 Ordinary Shares and 14,822 associated warrants, at a price of NIS 53.3 (approximately $15.5) per each issued unit, based on an exchange rate of NIS/USD 3.438 published on November 28, 2022 (the exchange rate on the day prior to the signing of the 2022 Private Placement). Each warrant is exercisable into one Ordinary Share subject to payment of exercise price of NIS 61.3 (approximately $17.8) per warrant and has a term of two (2) years as of the issuance date of the warrants for Mr. Brenmiller. As a result of the foregoing, the holdings of Avraham Brenmiller increased to approximately 35.73% and the holdings of Rani Zim, More and Migdal Insurance and Financial Holdings Ltd. decreased to approximately 11.08%, 7.98% and 6.90% of our issued and outstanding share capital, respectively.

On June 12, 2023, we entered into a definitive securities purchase agreement with Snowdrop Holding SA for the issuance and sale in a private placement offering of 248,778 units, each unit consisting of one Ordinary Share and one non-tradeable warrant to purchase one Ordinary Share at a price per unit of $10.0, for aggregate gross proceeds of approximately $2.5 million (NIS 8.97 million). The warrants have an exercise price of NIS 44 (approximately $12) per warrant and may be exercised beginning on June 12, 2024, until June 12, 2029. The offering closed on June 15, 2023. Following the transaction Snowdrop Holding SA beneficially owned 274,319 Ordinary Shares, with 13.55% ownership.

Based on a Schedule 13G filed with the SEC on January 31, 2024, which reflects holdings as of December 31, 2023, Migdal Insurance & Financial Holdings Ltd has ceased to be a beneficial owner of more than 5% of our issued and outstanding share capital.

Based on a Schedule 13G/A filed with the SEC on February 6, 2024, which reflects holdings as of December 31, 2023, Y.D More Investments Ltd. has ceased to be a beneficial owner of more than 5% of our issued and outstanding share capital.

Record Holders

Based on a review of information provided to us by our transfer agent, as of March 18, 2024, there were 13 holders of record of our Ordinary Shares in the United States, Cede & Co., the nominee of the Depositary Trust Company. The shares held of record by Cede & Co. includes beneficial owners whose shares are held in street name by brokers and other nominees.

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

Shareholder Loan

Mr. Avraham Brenmiller, our Chief Executive Officer, Chairman of the board of directors, and major shareholder, has provided certain non-interest-bearing loans to us, as disclosed below.

On February 21, 2021, the Company’s board of directors approved the repayment of the full amounts of the loans provided to the Company by Mr. Avraham Brenmiller in an overall amount of NIS 3.1 million (approximately $0.8 million). On February 22, 2021, the loans provided by Mr. Avraham Brenmiller were repaid in full.

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

Securities Purchase Agreement

On November 29, 2022, we entered into a definitive securities purchase agreements with certain investors, including Mr. Avraham Brenmiller, our controlling shareholder, Chief Executive Officer and the Chairman of our board of directors in connection with the 2022 Private Placement. Pursuant to the securities purchase agreement we entered into with Mr. Avraham Brenmiller, we sold 64,503 units consisting of 64,503 Ordinary Shares of the Company and 64,503 associated warrants to Mr. Avraham Brenmiller at a price of NIS 53.3 (approximately $15.5) per unit, based on an exchange rate of NIS/USD 3.438 published on November 28, 2022 (the exchange rate on the day prior to the signing of the 2022 Private Placement), for a total consideration of $1,000,000. The warrants have exercise price of NIS 61.3 (approximately $17.8) per share and are exercisable until January 31, 2028.

Mr. Avraham Brenmiller received piggyback registration rights for the Ordinary Shares and shares underlying the associated warrants sold in this private placement. On June 29, 2023, we filed a registration statement with the SEC to register the resale of the warrant shares. Upon effectiveness of such registration statement on July 10, 2023, the aforementioned piggyback rights expired.

Options

Since our inception, we have granted options to purchase our Ordinary Shares to our officers and certain of our directors who are also officers of the Company. In addition, on August 25, 2022, our shareholders approved the grant of options to purchase Ordinary Shares to our non-executive directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions, as defined in our stock option plan or the stated compensation policy, as the case may be. We describe our option plans under “Item 6.E. Equity Incentive Plan.”

Unpaid CEO Salary Conversion to Equity

As of December 31, 2022, Mr. Avraham Brenmiller had an unpaid salary balance (in respect of prior years) in the amount of NIS 790 thousand (approximately $225 thousand). In exchange for the above unpaid salary, on November 17, 2022, and November 23, 2022, the compensation committee and the board of directors, respectively, approved and voted to recommend that the shareholders approve to convert the unpaid salary into equity under the terms of the November 2022 definitive securities purchase agreements, as described above, respectively, except the exercise period as described below. Accordingly, on January 24, 2023, our shareholders approved the conversion, and we granted Mr. Brenmiller 14,822 units, consisting of 14,822 Ordinary Shares and 14,822 associated warrants, at a price of NIS 53.3 (approximately $15.5) per each issued unit, based on an exchange rate of NIS/USD 3.438 published on November 28, 2022 (the exchange rate on the day prior to the signing of the 2022 Private Placement). Each warrant is exercisable into one Ordinary Share subject to payment of exercise price of NIS 61.3 (approximately $17.8) per warrant and has a term of two (2) years as of the issuance date of the warrants for Mr. Brenmiller. See “Item 6.B. Compensation.”

Rani Zim Sustainable Energy Ltd.

We also hold a 45% economic interest in Rani Zim Sustainable Energy Ltd., an Israeli company incorporated on January 4, 2022, with the intention to engage in promoting and marketing energy solutions in Israel which partially will be based on our energy storage solution, which is coupled with a 45% voting and control interest and the right to nominate two out of the five total directors. Rani Zim Sustainable Energy Ltd. is jointly controlled by us and Rani Zim Holdings (Pty.) Ltd. (which is an entity wholly-owned by one of our shareholders, Rani Zim). Rani Zim Holdings (Pty.) Ltd. and Yoav Kaplan, one of our directors until November 1, 2022, hold 45% and 5% interests, respectively, of Rani Zim Sustainable Energy Ltd. As part of the Founders’ Agreement signed on December 21, 2021, by and among us, Rani Zim Holdings (Pty.) Ltd., Yolan Properties and Investments (Pty.) Ltd. (which is a wholly-owned entity by Yoav Kaplan) and Yoram Cohen, the parties have agreed to invest an aggregate of NIS 1 million (approximately $270 thousand) in Rani Zim Sustainable Energy Ltd. Under the Founder’s Agreement, we invested our proportionate share of NIS 233 thousand (approximately $63 thousand) for the purpose of financing the first year of Rani Zim Sustainable Energy Ltd.’s operations. In April 2022, the parties agreed to put the joint venture’s operations on hold and as of the date of this annual report, Rani Zim Sustainable Energy Ltd. was dissolved in November 2023.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Ordinary Shares are listed on Nasdaq under the symbol “BNRG” since May 25, 2022.

B. Plan of Distribution.

Not applicable.

C. Markets.

Our Ordinary Shares are listed on the Nasdaq Capital Market.

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

It is possible that the Company may fail to qualify or may not continue to qualify as an "Industrial Company" or that the benefits described above will not be available in the future.

Grants for Research and Development

Under the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, research and development programs that meet specified criteria and are approved by the IIA are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire IIA grant is repaid, together with relevant interest. Under IIA regulations, grants received before June 30, 2017, bear the annual interest rate that applied at the time of the approval of the applicable IIA file which will apply to all of the funding received under such IIA approval. Grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%. Grants approved after January 1, 2024, shall bear the higher interest rate of (i) 12 months SOFR, plus 1%, or (ii) a fixed annual interest rate of 4%.

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

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the Office of the IIA and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the Research Law from obtaining the prior approval of the IIA, however, the Company is required to notify the IIA regarding such transfer. A company requesting funds from the IIA also has the option of declaring in its IIA grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval. On January 6, 2011, the Research Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its IIA grant application. For applications to manufacture abroad submitted to the IIA after October 25, 2023, the maximum increased payment has been reduced to 150% of the IIA grants, plus interest accrued thereon, from 300% plus interest accrued thereon.

The know-how developed within the framework of the IIA plan may not be transferred to parties outside Israel without the prior approval of a governmental committee charted under the Research Law. The approval, however, is not required for the export of any products developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to a party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration, or the Basic Account. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate IIA grants received by the company and the company’s aggregate research & development expenses, multiplied by the transaction consideration. The maximum amount payable to the IIA in case of transfer of know-how outside Israel shall not exceed six times the value of the grants received plus interest minus the royalties paid, with a possibility to reduce such payment to up to three times the value of the grants received plus interest if it is demonstrated, to the satisfaction of the IIA, that the recipient of the know-how will keep at least 75% of the research & development activity in Israel for a period of three years after payment to the IIA and retain at least 75% of the research and development employees who were at the Company at least 6 months before the know-how was transferred, subject to additional conditions specified in the regulations.

Transfer of know-how within Israel is subject to an undertaking of the recipient Israeli entity to comply with the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the Research Law and related regulations.

These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties to the IIA. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside Israel. If we fail to comply with the Research Law, we may be subject to criminal charges or liable to the mandatory repayment of grants received by us (together with interest and penalties).

The Research Law defines an “interested party” as a non-Israeli citizen or resident who holds 5% or more of the shares or voting rights of the Company. Section 47B of the Research Law empowers the IIA to impose financial sanctions on the Company for failure to provide the required prior notification if such notification is not filed within 45 days following the Company’s receipt of a written notice from the IIA of the Company’s failure to provide such notification or for the Company’s failure to provide the IIA with any requested information. Such financial sanctions range from NIS 6,000 (approximately $1,650) for the Company’s failure to provide the required notice of an investor becoming an “interested party” and NIS 24,000 (approximately $6,600) for the Company’s failure to provide the IIA with such requested information. While persons becoming interested parties are also required to provide prior notice to the IIA, the Research Law does not contain provisions empowering the IIA to impose sanctions or other penalties on persons who fail to provide the required notification to the IIA. Other than providing the required notification prior to becoming an “interested party”, such persons do not have any ongoing obligations under the Research Law and are not required to provide the Company with any citizenship or residency information in connection with the IIA notification. Therefore, we believe that no direct material risk exists to investors from non-compliance with the notification obligations under the Research Law.

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

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development are carried out by or on behalf of the company seeking such tax deduction.

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

Taxation of our Shareholders

Under Section 97(b3) of the Income Tax Ordinance ("ITO"), foreign residents are generally exempted from Israeli capital gains tax upon the sale of securities acquired by the seller following December 31, 2008, which were issued by an Israeli resident company if the following conditions are met:

●	The capital gain is not attributable to a "permanent establishment" in Israel of the foreign resident seller;

●	The securities were not acquired by the foreign resident seller from a relative (as defined under Section 88 of the ITO), and the provisions of Part E2 of the ITO (i.e., tax-exempt reorganizations) and Section 70 of the Real Estate Taxation Law (i.e., tax-exempt share issuances in real estate associations) do not apply to the securities.

●	The securities were not traded on a stock exchange in Israel at the time of the sale; and at the time the securities were acquired by the foreign resident sellers and during the two years preceding the foreign resident sellers' disposition of the securities, the majority (i.e., more than 50%) of the value of the assets held by the company, directly or indirectly, was not sourced from one or more of the following:

1.	A right in real estate in Israel or in an Israeli Real Estate Association, each as defined under the Real Estate Taxation Law, and including any other right in Israeli real estate as defined under the Real Estate Law, 1969;

2.	A usage right in Israeli real estate or in any asset attached to real estate in Israel;

3.	A right to exploit natural resources in Israel;

4.	Right to the fruits (i.e., income) from real estate located in Israel.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of our operations, we are exposed to certain market risks, primarily changes in foreign currency exchange rates. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Currently, a substantial majority of our cash is held in our operating cash bank account. Our market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in the following paragraph.

Foreign Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in currency exchange rates between the NIS and the dollar or euro. A certain portion of our liquid assets are held in dollars, and the vast majority of our expenses are denominated in NIS. For instance, during the year ended December 31, 2023, approximately 78% of our expenses were denominated in NIS. A change of 5% and 10% in the exchange rate of the NIS to the dollar and euro would change our operating expenses for the year ended December 31, 2023 by approximately 1% and 2%, respectively. However, these historical figures may not be indicative of future exposure. Currently, we do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023, at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for Emerging Growth Companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The members of our audit committee include Ms. Chen Franco-Yehuda and Ms. Nava Swersky Sofer who are external directors, and Mr. Ziv Dekel, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Ms. Nava Swersky Sofer serves as the Chairperson of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

ITEM 16B. CODE OF ETHICS

We have adopted a written code of ethics that applies to our officers and employees, including our principal executive officer, principal financial officer, principal controller and persons performing similar functions as well as our directors. Our Code of Business Conduct and Ethics is posted on our website at www.bren-energy.com/. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2023 and 2022.

The following table provides information regarding fees paid by us to Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, including audit services, for the years ended December 31, 2023 and 2022.

	Year Ended December 31,
	2023	2022

Audit fees (1)	$132,000	$128,950
Audit-related fees (2)	99,969	3,900
Tax fees(3)	2,745	$10,254
All other fees	-	-

Total	$234,714	$143,104

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and review of our interim financial statements.

(2)	Includes professional services rendered in connection with the fees relating to our private placements. All of the services provided were approved by our board of directors. Pursuant to the regulations promulgated under the Israeli Companies Law, pre-approval of audit fees is only mandatory for a public company.

(3)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended December 31, 2023, the following equity securities were purchased by affiliated purchasers:

Period	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May be Purchased Under the Plans or Programs

February 2023	64,503	$15.5	(1)	-	-
February 2023	14,822	15.5	(2)	-	-
Total	79,325	$15.5		-	-

(1)	Includes 64,503 Ordinary Shares purchased by Mr. Avraham Brenmiller in a private placement. The price was NIS 53.3 per share, based on an exchange rate of NIS/USD 3.438 published on November 28, 2022.
(2)	Includes 14,822 Ordinary Shares issued to Mr. Avraham Brenmiller in exchange of unpaid salary balance. The price was NIS 53.3 per share, based on an exchange rate of NIS/USD 3.438 published on November 28, 2022. For further information, see “Item 7.B. “Related Party transactions - Unpaid CEO Salary Conversion to Equity”.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited consolidated financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our articles of association provide that a quorum of two (2) shareholders or more , in person or by proxy, holding at least 25% of the voting rights, is required for commencement of business at a general meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy (if the original meeting was convened upon requisition under Section 63 of the Companies Law, one or more Shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, shall constitute a quorum).

●	Nomination of our directors. With the exception of directors elected by our board of directors and external directors, our directors are elected by an annual or special meeting of our shareholders (i) to hold office until the next annual meeting following his or her election or (ii) for three-year term, as described above under “Management—Board Practices—External Directors.” The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Stock Market rules.

●	Compensation of officers. Israeli law and our articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Item 6.C. Directors, Senior Management and Employees - Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information).

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6.C. Directors, Senior Management and Employees - —Board Practices—External Directors.” We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our audit committee are “independent directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules (see “Item 6.C. Directors, Senior Management and Employees —Board Practices—Approval of Related Party Transactions under Israeli Law” for additional information).

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY.

Our board of directors recognizes the critical importance of maintaining the trust and confidence of our customers, business partners and employees. Our board of directors is guided by stringent regulatory requirements and best practices. Our approach, aligned with the new SEC cybersecurity disclosure requirements and the ISO 27001 and ISO 27002 standards, encompasses a broad spectrum of activities from incident response and risk management to governance, compliance documentation, and continuous improvement. We have established a proactive incident identification and evaluation process, leveraged advanced detection tools and we encourage both internal and external incident reporting. The board of directors is actively involved in oversight of our risk management program, and cybersecurity represents an important component of our overall approach to risk management. Our risk management strategy is thorough and dynamic, incorporating annual risk assessments to identify and mitigate potential cybersecurity threats. Our cybersecurity policies, standards, processes and practices are fully integrated into our risk management program and are based on recognized frameworks established by the National Institute of Standards and Technology, the International Organization for Standardization and other applicable industry standards. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Risk Management and Strategy

Our cybersecurity risk management framework is designed to align with our risk management strategy, through adherence to the ISO/IEC 27005:2022 information security, cybersecurity and privacy protection guidance on managing information security risks the standard for information security risk management. This structured approach facilitates the comprehensive identification, assessment, and mitigation of cybersecurity threats, underscoring our commitment to protecting our valuable information.

In our risk management structure, we conduct annual internal risk assessments alongside a significant external evaluation performed by a reputable third party. These internal assessments are crucial for preemptively identifying and mitigating cybersecurity vulnerabilities, spearheaded by our dedicated cybersecurity team. Leading this initiative is the vice president of quality assurance/regulatory affairs (VP QA/RA), who holds certifications in ISO 27001, ISO 27002, ISO 27005, and is a qualified cybersecurity auditor. The VP QA/RA is supported by the IT Manager, ensuring a comprehensive and informed approach to managing cybersecurity risks.

To ensure the integrity of our operations and data, we vet third-party service providers. This includes periodic evaluations of their cybersecurity protocols, a strategy that effectively mitigates potential risks associated with these external entities.

Although no past cybersecurity incidents have materially impacted our business strategy, operations, or financial condition, we proactively incorporate potential cybersecurity risks into our risk management framework. This precautionary measure ensures our readiness to address any emergent threats, thereby maintaining the resilience and integrity of our business.

Through continuous assessment and improvement, guided by international standards and the expertise of a dedicated team, we are committed to addressing cybersecurity to maintain the trust and confidence of our stakeholders.

As part of our comprehensive approach to mitigating cybersecurity risks, we implement several key strategies to enhance our digital security posture:

●	Annual awareness training is conducted for all employees to ensure they are informed about the latest cybersecurity threats and best practices.

●	We perform a monthly initiated copy of key servers to Bren PDM, BrenVeeam, Vcenter disks, housed in a secure, fireproof safe that offers redundancy protection against physical damage.

●	The IT department has taken steps to ensure data is doubly safeguarded through these measures.

●	We have integrated the LANSWEEPER system to continuously monitor and safeguard hardware and software across all of our network segments.

●	Kaspersky antivirus blocks have been deployed via the DOK system for an added layer of security.

Priority (or ERP system) servers are backed up weekly to a separate offsite location, ensuring that in the event of a data loss, we can recover up to a month's worth of data, maintaining our operational integrity and mitigate against potential cybersecurity threats.

We engage in the periodic assessment and testing of our policies, standards, and processes that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing, and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. We regularly engage third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to our board of directors, and we adjust our cybersecurity policies, standards, processes and practices accordingly.

Governance

Our board of directors oversees our risk management process, including the management of risks arising from cybersecurity threats. The board of directors receives regular presentations and reports on cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to our peers and third parties. Our board of directors receives prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. On an annual basis, our board of directors discusses our approach to cybersecurity risk management with our management team.

Our Chief Executive Officer, Chief Financial Officer and Chief Technology Officer work collaboratively to implement programs designed to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with our incident response and recovery plans. Through ongoing communication our management monitors the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time and reports such threats and incidents to our board of directors and management when appropriate.

Neither cybersecurity threats nor any previous cybersecurity incidents have materially affected or are reasonably likely to affect the Company, including its business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Brenmiller Energy Ltd. (incorporated herein by reference to Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-41402) filed with the SEC on December 5, 2023)
2.1*	Description of Securities
4.1+	English translation of Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-264398) filed with the SEC on April 21, 2022).
4.2+	Brenmiller Energy Ltd. Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-264398) filed with the SEC on April 21, 2022).
4.3*+	Brenmiller Energy Ltd. Compensation Policy.
4.4	English translation of Founders’ Agreement, dated December 21, 2021, by and between Brenmiller Energy Ltd., Rani Zim Holdings (Pty.) Ltd., Yolan Properties and Investments (Pty.) Ltd. and Yoram Cohen (incorporated herein by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-264398) filed with the SEC on April 21, 2022).
4.5	Finance Agreement, dated March 31, 2021, by and between The European Investment Bank and Brenmiller Energy Ltd. (incorporated herein by reference to Exhibit 10.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-14402) filed with the SEC on November 23, 2022).
4.6	Amendment No. 1 to the Finance Agreement, dated November 25, 2021, by and between The European Investment Bank and Brenmiller Energy Ltd (incorporated herein by reference to Exhibit 10.2 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-14402) filed with the SEC on November 23, 2022).
4.7	Amendment No. 2 to the Finance Agreement, dated July 14, 2022, by and between The European Investment Bank and Brenmiller Energy Ltd. (incorporated herein by reference to Exhibit 10.3 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-14402) filed with the SEC on November 23, 2022)
4.8	Purchase Agreement, dated as of January 22, 2024, between the Company and the purchaser named in the signature page thereto (incorporated herein by reference to Exhibit 10.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-14402) filed with the SEC on January 25, 2024).
4.9	Placement Agency Agreement, dated as of January 22, 2024, between the Company and A.G.P./Alliance Global Partners (incorporated herein by reference to Exhibit 10.2 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-14402) filed with the SEC on January 25, 2024).
8.1*	List of Subsidiaries.
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1%	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350.
13.2%	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350.
15*	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited independent registered public account firm.
97.1*	Clawback Policy
101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance sheets as of December 31, 2023, December 31, 2022 and December 31, 2021; (ii) Consolidated Statements of Comprehensive Loss as of December 31, 2023, December 31, 2022 and December 31, 2021; (iii) Consolidated Statement of Changes in Shareholders’ Equity as of December 31, 2023, December 31, 2022 and December 31, 2021; (iv) Consolidated Statements of Cash Flows as of December 31, 2023, December 31, 2022 and December 31, 2021; and (v) Notes to the consolidated financial statements.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
%	Furnished herewith.

+	Management contract or compensatory plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

Brenmiller Energy Ltd.

Date: March 18, 2024	By:	/s/ Avraham Brenmiller
Avraham Brenmiller
Chief Executive Officer

Brenmiller Energy Ltd.

2023 Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Brenmiller Energy Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Brenmiller Energy Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1c to the consolidated financial statements, the Company has incurred recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1c. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 2r to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2022.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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
March 18, 2024
We have served as the Company’s auditor since 2017

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Brenmiller Energy Ltd.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for number of shares and par value)

		December 31
	Note	2023	2022
Assets
CURRENT ASSETS:
Cash and cash equivalents	3	$3,183	$6,508
Restricted deposits		34	34
Trade receivables, net of allowance for credit losses of $380 as of December 31, 2023		278	657
Prepaid expenses and other receivables	4	467	584
Inventory	5	607	935
TOTAL CURRENT ASSETS		4,569	8,718

NON-CURRENT ASSETS:
Restricted deposits	7	85	85
Operating lease right-of-use assets, net	7	1,144	1,539
Property, plant and equipment	6	4,563	1,878
Other asset	6C	233	240
TOTAL NON-CURRENT ASSETS		6,025	3,742

TOTAL ASSETS		$10,594	$12,460

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED BALANCE SHEETS (Cont.)

(U.S. dollars in thousands, except for number of shares and par value)

		December 31
	Note	2023	2022
Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Trade payables		$321	$246
Deferred revenue		387	418
Other payables	12A	1,401	1,369
Current maturities of operating lease liabilities	7	611	606
TOTAL CURRENT LIABILITIES		2,720	2,639

NON-CURRENT LIABILITIES:
European Investment Bank (“EIB”) Loan	9	4,461	4,255
Operating lease liabilities	7	533	933
TOTAL NON-CURRENT LIABILITIES		4,994	5,188

COMMITMENTS	11

TOTAL LIABILITIES		7,714	7,827

SHAREHOLDERS’ EQUITY:	10
Ordinary Shares, par value - Authorized 15,000,000 (no par value) and 5,000,000 (NIS 0.2 par value); Issued and outstanding 2,151,745 (no par value) and 1,522,398 (NIS 0.20 par value) as of December 31, 2023 December 31, 2022, respectively*		124	88
Additional paid in capital		100,237	91,902
Foreign currency cumulative translation reserve		(2,053)	(1,577)
Accumulated deficit		(95,428)	(85,780)
TOTAL SHAREHOLDERS’ EQUITY		2,880	4,633
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$10,594	$12,460

*	Post reverse split and elimination of par value, see Note 10A.

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(US dollars in thousands, except for per share data)

		For the year ended December 31
	Note	2023	2022	2021

REVENUES:	12B
Licensing fees		$-	$1,500	$-
Thermal energy storage units sold		-	-	285
Engineering services		621	20	110
		621	1,520	395
COSTS AND EXPENSES:
COST OF REVENUES	12C	(1,555)	(1,890)	(4,088)
RESEARCH AND DEVELOPMENT, NET	12D	(3,178)	(4,695)	(3,664)
SELLING AND MARKETING	12E	(1,148)	(1,201)	(638)
GENERAL AND ADMINISTRATIVE	12F	(4,637)	(4,429)	(2,500)
ROTEM 1 PROJECT – IMPAIRMENT AND CLOSURE LOSS, NET	6C	-	(251)	(82)
OTHER INCOME (EXPENSES), NET	12G	37	(737)	(295)
OPERATING LOSS		(9,860)	(11,683)	(10,872)
INTEREST EXPENSES		(100)	(92)	-
OTHER FINANCIAL INCOME (EXPENSES), NET	12H	312	683	(145)
FINANCIAL INCOME (EXPENSES), NET		212	591	(145)
NET LOSS		(9,648)	(11,092)	(11,017)

NET LOSS PER ORDINARY SHARE:	12I
Basic and diluted loss		$(4.99)	$(7.58)	$(9.23)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE		1,952,097	1,462,776	1,193,447

NET LOSS, as above		$(9,648)	$(11,092)	$(11,017)
OTHER COMPREHENSIVE LOSS – EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRENECY	2D	(476)	(778)	52
COMPREHENSIVE LOSS		$(10,124)	$(11,870)	$(10,965)

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(US dollars in thousands, except for number of shares)

	Ordinary Shares		Additional	Foreign currency cumulative
	Number of shares*	Amount	paid in capital	translation reserve	Accumulated deficit	Total Equity
BALANCE AS OF JANUARY 1, 2021	1,111,930	63	66,946	(851)	(63,671)	2,487
CHANGES DURING 2021:
Comprehensive loss for the year		-	-	52	(11,017)	(10,965)
Issuance of shares, net of issuance costs of $ 434 (Note 10)	258,503	16	15,661	-	-	15,677
Exercise of options	200	-	20	-	-	20
Share-based compensation (Note 10C)	-	-	498	-	-	498
BALANCE AS OF DECEMBER 31, 2021	1,370,633	79	83,125	(799)	(74,688)	7,717
CHANGES DURING 2022:
Comprehensive loss for the year	-	-	-	(778)	(11,092)	(11,870)
Issuance of shares and warrants, net of issuance costs of $ 297 (Note 10)	151,765	9	7,165	-	-	7,174
Share-based compensation (Note 10C)	-	-	1,612	-	-	1,612
BALANCE AS OF DECEMBER 31, 2022	1,522,398	88	91,902	(1,577)	(85,780)	4,633
CHANGES DURING 2023:
Comprehensive loss for the year	-	-	-	(476)	(9,648)	(10,124)
Issuance of shares and warrants, net of issuance costs of $ 176 (Note 10)	533,238	30	6,456	-	-	6,486
Exercise of warrants (Series 3) and prefunded warrants	34,077	2	102	-	-	104
Deemed dividend of $ 92 (change in terms of warrants (Series 3))	-	-	-	-	-	-
Share-based compensation (Note 10C)	62,032	4	1,777	-	-	1,781
BALANCE AS OF DECEMBER 31, 2023	2,151,745	124	100,237	(2,053)	(95,428)	2,880

*	Post reverse split, see Note 10A.

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US dollars in thousands)

	For the year ended December 31
	2023	2022	2021
CASH FLOWS - OPERATING ACTIVITIES:
Loss for the year	$(9,648)	$(11,092)	$(11,017)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation (Note 6)	120	239	250
Impairment and closure net loss on Rotem 1 project	-	235	82
Loss from write-down of production line	-	704	311
Gain on sale of equipment	(35)	-	-
Non-cash interest and exchange rate differences, net	(94)	(560)	54
Share-based compensation (Note 10C)	1,781	1,470	236
Other	-	30	-
Changes in operating assets and liabilities:
Decrease (increase) in prepaid expenses and receivables	456	(610)	(98)
Decrease (increase) in inventory	295	(892)	621
Increase (decrease) in trade payables	81	(169)	164
Increase (decrease) in other payables and deferred revenue	122	(1,049)	895
Net cash used in operating activities	(6,922)	(11,694)	(8,502)
CASH FLOWS - INVESTING ACTIVITIES:
Purchase of equipment	(33)	(39)	(47)
Sale of equipment	43	-	-
Installation of a production facility, less participation by the Israeli Innovation Authority (Note 6)	(2,621)	(1,426)	(193)
Restricted deposit withdrawn (funded)	-	94	(8)
Other	2	(33)	-
Net cash used in investing activities	(2,609)	(1,404)	(248)
CASH FLOWS - FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants, net	6,258	7,174	15,677
Exercise of options and warrants	104	-	20
Loan received from EIB	-	4,031	-
Repayment of bank loan	-	(5)	(16)
Repayment of shareholders' loan	-	-	(949)
Net cash provided by financing activities	6,362	11,200	14,732
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS	(3,169)	(1,898)	5,982
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITTS	(156)	113	18
CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS - BEGINNING OF YEAR	6,542	8,327	2,327
CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS - END OF YEAR	$3,217	$6,542	$8,327

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US dollars in thousands)

	For the year ended December 31
	2023	2022	2021
B. Supplemental information:
Investing and financing activities not involving cash flows
Recognition of operating lease liability and right-of-use asset	$199	$2,266	$-
Borrowing costs capitalized	175	20	-
Reclassification of share options from liabilities to equity	516	74	-
Conversion of unpaid salary to Ordinary Shares and warrants	228	-	-
Change in terms of warrants	92	-	-
Cash paid during the year for -
Interest (net of amounts capitalized)	$113	$-	$-
C. Reconciliation of cash and cash equivalents, and restricted DEPOSITS reported in the statement of financial position
Cash and cash equivalents	$3,183	$6,508	$8,280
Restricted bank deposits	34	34	47
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$3,217	$6,542	$8,327

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – GENERAL:

A.	General description of the Company and its operations

Brenmiller Energy Ltd. (hereinafter – “The Company”’ or “the Parent Company”) was incorporated and commenced its business operations in Israel in 2012. The Company’s registered offices are in Rosh Ha’Ayin in Israel. On May 25, 2022, the Company’s ordinary shares (the “Ordinary Shares”) were listed and began trading on the Nasdaq Stock Market LLC (“Nasdaq”; CIK – “BNRG”). On September 11, 2023, the Company’s voluntary delisting of its securities from the Tel Aviv Stock Exchange (“TASE”) took effect (the last trading day was September 7, 2023). The Company is controlled by Mr. Avraham Brenmiller (hereinafter: “The Controlling shareholder”), who serves as the Company’s CEO and as Chairman of the Board of Directors, and his sons.

These consolidated financial statements use the US Dollar as the presentation currency (see Note 2D).

The Company is a technology company that develops, produces, markets and sells thermal energy storage (“TES”) systems based on our proprietary and patented bGen™ technology. The use of the Company’s technology allows electrification and decarbonization of the industrial industry sector resulting in better integration with renewable energy sources and further reduction of carbon emissions. Through 2022, the Company’s main activity was focused on the development of its technology and its application into products and commercial solutions. In 2023, the Company commenced the commercialization of its products and services and is in the process of assembling a new production line to facilitate commercial operations.

As of December 31, 2023, the Company has three wholly owned subsidiaries (in Israel, the Netherlands and the United States), that are currently inactive, or are in the early stages of operations (“the Group”).

B.	The impact of the regional war involving Israel

On October 7, 2023, Hamas terrorists invaded southern Israel and launched thousands of rockets in a widespread terrorist attack on Israel. On the same day, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty, including a few of our employees. Our operations could be disrupted by these and future reserve duty call-ups. While none of our facilities or infrastructure have been damaged since the war broke out on October 7, 2023, the import and export of goods may experience disruptions in and out of Israel as a result of such military conflict and terrorist attacks on the sea routes in the Red Sea region. A prolonged war could result in further military reserve duty call-ups in the future as well as irregularities to our supply chain and the movement of components and raw material into Israel and our finished products exported from Israel. Such disruption could materially adversely affect our business, prospects, financial condition, and results of operations.

C.	Liquidity

The Company has not yet generated significant revenues from its operations and has an accumulated deficit as of December 31, 2023, as well as a history of net losses and negative operating cash flows. In 2023, the Company commenced the commercialization of its products and services and is currently in the final stages of assembling its new production line that will facilitate the shift in operations from the development stage to commercial operations. However, the Company expects to continue incurring losses and negative cash flows from operations until its products reach profitability. As a result of these expected losses and negative cash flows from operations, along with the Company’s current cash position, the Company has concluded that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL (cont.):

C.	Liquidity (cont.)

Management’s plans include the continued commercialization of the Company’s products and services, raising capital through a public offering that was closed on January 25, 2024 (Note 13) and through government grants under approved research and development plans and approved projects (Note 11). In addition, management is planning to find additional cash sources through additional equity and debt financing.

There are no assurances however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in commercializing its products and raising capital, it may need to reduce, delay, or adjust its operating expenses, including commercialization of existing products or be unable to expand its operations, as desired.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

A.	Basis of presentation:

The Group’s financial statements have been prepared in accordance with US Generally Accepted Accounting Principles (“US GAAP”). Prior to 2023, the Company prepared its financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), as permitted in the United States (“U.S.”) based on the Company’s status as a foreign private issuer as defined by the U.S. Securities and Exchange Commission (the “SEC”). In December 2023, the Company decided to adopt the US GAAP to better accommodate with the expectation of the US based investors and capital markets.

B.	Use of estimates in the preparation of financial statements:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Estimates are primarily used for, but not limited to, valuation of share-based compensation, useful lives of property, plant and equipment and royalty liabilities. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial position or results of operations.

C.	Principles of consolidation:

The accompanying consolidated financial statements include the accounts of Brenmiller Energy Ltd. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

D.	Functional and presentation currency:

Since inception throughout 2023, the functional currency of the Parent Company’s financial statements is the New Israeli Shekel (NIS). The Group’s presentation currency as used in these consolidated financial statements is the US Dollar ($).

See Note 13C concerning the expected change in functional currency from Israeli shekels to U.S. dollars.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.):

D.	Functional and presentation currency (cont.):

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

E.	Cash, cash equivalents and restricted cash deposits

The Company considers as cash equivalents all short-term, highly liquid investments, which include short-term bank deposits with original maturities of three months or less from the date of purchase that are not restricted as to withdrawal or use and are readily convertible to known amounts of cash. Restricted cash consists primarily of bank deposits to secure obligations under our operating lease agreements. Restricted cash is presented at cost, including accrued interest, and is classified as current or non-current based on the remaining term of the restriction.

F.	Accounts receivable

Accounts receivable balances are due from customers that receive engineering services or enter into projects with the Company for the installation of TES systems. Contracts with customers are entered into based on evaluation of a customer’s financial condition and typically include customers with high credit rating. Trade accounts receivable from sales of services or systems are typically due within 60 days from reaching the agreed milestone between the parties. Accounts receivable have been reduced by an allowance for current expected losses. The estimate is a result of the Company’s ongoing evaluation of collectability, customer credit worthiness, historical levels of credit losses, and future expectations. Write-off activity and recoveries for the periods presented were not material. See also Note 2V.

Accounts receivable have been reduced by an allowance for current expected losses. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations.

Write-off activity and recoveries for the periods presented were not material.

See also Note 2V.

G.	Allowance for credit losses

The Company performs an analysis of potential credit losses related to its financial instruments. Such instruments are primarily cash and cash equivalents, restricted deposits and receivables, based on class of financing receivables which share the same or similar risk characteristics such as customer type and geographic location, among others. The Company estimates the expected credit losses by applying the related corporate default rate which corresponds to the credit rating of the specific customer.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.):

G.	Allowance for credit losses (cont.)

As of December 31, 2023 and 2022, the Company has one individual customer that exceeds 10% of receivables.

The Company places its cash and cash equivalents, bank deposits and restricted deposits in high credit quality financial institutions. In general, customers are not required to provide collateral or any other security to support accounts receivable but are required to make advances with the advancement of projects.

Current expected credit loss expense is $380 thousand, $NIL thousand and $NIL thousand for the years ended December 31, 2023, 2022 and 2021 respectively.

H.	Inventories

Inventory is measured at the lower of cost and net realizable value.

Inventory costing is based on the first-in-first-out method. In the case of purchased goods and work in process, costs include raw materials, direct labor, share based compensation and other direct costs and fixed production overheads (based on the normal operating capacity of the production facilities).

Net realizable value is the estimated selling price in the ordinary course of business, less attributable selling expenses.

I.	Property, plant and equipment

Property, plant and equipment items (including leasehold improvements) are initially recognized at cost of acquisition or construction, less relevant government investment grants and accumulated depreciation and impairment.

The cost of self-constructed assets includes the cost of the direct materials, as well as any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Repairs and maintenance are charged to the statement of comprehensive loss during the period in which they are incurred.

The assets are depreciated using the straight-line method to allocate their cost over their estimated useful lives. Annual rates of depreciation are as follows:

Plant	10-14 years
Computers and equipment	3 years
Leasehold improvements	Over the shorter of the lease term, or useful life 5-10 years
Furniture and equipment	7-16 years
Vehicles	7 years

Gains and losses on disposals are determined by comparing proceeds with the associated carrying amount. These are included in the statements of comprehensive loss .

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.):

J.	Research and development

Research and development expenses include costs associated with the maintenance and ongoing development of the Company’s TES units and technology, including compensation and employee benefits and allocated costs associated with our research and development department. Research and development expenses are expensed as incurred.

K.	Impairment of long-lived assets

Long lived assets held and used by the Company are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset group) would be written down to their estimated fair values. Based on our review, we recorded impairment charges of $ NIL thousand for the year ended December 31, 2023, and impairment charge of $704 thousand for the year ended December 31, 2022 related to the write down of old production line.

L.	Government grants

Government grants, which are received from Israeli government agencies and ministries, from the BIRD Foundation and NYPA (in a combined agreement – see Note 11), as participation in research and development that is conducted by the Company, are recognized when the grant becomes receivable, provided there is reasonable assurance that the Company will comply with the conditions attached to the grant and there is reasonable assurance that the grant will be received. Grants are recognized as a deduction from research and development expenses as the applicable costs are incurred, and presented in research and development expenses, net, except for amounts attributed to royalties that are probable to be paid therefor at time of the grant recognition.

Research and development expenses, net for the years ended December 31, 2023, 2022 and 2021, include participation in research and development expenses in the amount of approximately $92 thousand, $275 thousand and $1,266 thousand, respectively.

M.	Loss Contingencies

The Company may be involved, from time to time, in various claims and legal proceedings that arise in the ordinary course of business. The Company recognizes a liability when it is probable that a loss has incurred and can reasonably estimate the loss. The Company regularly evaluates current information to determine whether it should adjust a recorded liability or record a new one. As of December 31, 2023, no such claims or proceedings are pending against the Company.

N.	Fair value measurements

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.):

N.	Fair value measurements (cont.)

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs that are used when little or no market data is available.

The carrying amount of the cash and cash equivalents, restricted deposits, trade receivable, trade payables, accrued expenses and EIB loan, approximates their fair value.

As of December 31, 2023 and 2022, the company has no financial instruments measured at fair value.

O.	Loss per share

Basic loss per share is computed by dividing net income or loss, by the weighted-average number of Ordinary Shares outstanding during the year, including prefunded warrants with token exercise price (“penny” warrants). Diluted loss per share is based on the weighted average number of Ordinary Shares used for basic computation, as the inclusion of any potential Ordinary Shares in the reported years would be anti-dilutive.

Potentially dilutive Ordinary Shares result from the assumed exercise of options and warrants, using the “treasury stock” method, and the assumed vesting of restricted shares.

P.	Share-based payment

The Company measures all share-based awards, including share options, restricted shares (“RS”) and restricted share units (“RSUs”), based on their estimated fair value on the grant date for awards to our employees, directors and service providers.

The Company uses the Black-Scholes pricing model to determine the fair values of share options. The option pricing model requires the input of highly subjective assumptions, including the expected share price volatility and expected term. Any changes in these highly subjective assumptions would significantly impact the share-based compensation expense. We measure the fair value of RSs and RSUs based on the grant-date share price of the underlying ordinary share.

Share-based compensation expenses for options and RSUs are recognized using the accelerated attribution method, over the requisite service period (primarily a four or three years period for share options and one year for RSUs), net of estimated forfeitures. See Note 10 for further information.

Q.	Revenue recognition:

Revenues are recognized in accordance with ASC 606; revenue from contracts with customers is recognized when control of the promised goods or services is transferred to the customers, in an amount that the Company expects in exchange for those goods or services.

The Company recognizes revenue under the core principle that transfer of control to the Company’s customers should be depicted in an amount reflecting the consideration the Company expects to receive in revenue. In order to achieve that core principle, the Company applies the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the performance obligation is satisfied.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.):

Q.	Revenue recognition (cont.):

Deferred revenue is mainly comprised of payment made on completion of certain milestones, prior to final delivery, or up-front fees. Amounts are recorded as accounts receivable when the Company’s right to consideration is unconditional. The Group’s contract liabilities from contracts with customers consist primarily of deferred revenue.

(1)	Revenue from sale of TES units

The Company manufactures and sells TES units based on the development and its technological know-how and patents. The Group sells the TES units as a finished product.

The sale of TES units is recognized at a point in time when the Group delivers the product to the customer. Delivery of the TES units does not occur until the products have been sent to the specified location, and the customer has received the products in accordance with the contract of sale and the Group has objective evidence that all the criteria for receipt have been met.

(2)	Revenue from rendering engineering services

The Company provides, from time to time, ancillary engineering services in connection with the potential sale of the TES units. Revenue from the provision of such services is recognized in accordance with milestones performed.

(3)	Revenue from licensing agreement

The Company grants, at its discretion, rights for production and / or distribution of the TES units in various countries around the world.

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

R.	Leases:

The Group leases buildings, offices and vehicles under operating leases. Lease agreements are for a period of between 3 and 5 years, which includes extension options.

Commencing January 1, 2022, the Company adopted ASU No. 2016-02, Leases (Topic 842),“Leases” for the first time, using the modified retrospective approach, which allows it to apply the new standard as of the beginning of the year of adoption without restating prior periods. Accordingly, the Company recognized in its statement of financial position as of January 1, 2022, its operating lease liabilities measured at the present value of the remaining lease payments, discounted using its incremental borrowing rate as of that date, amounting to $2,117 thousand, and recognized its right-of-use (“ROU”) assets at an amount equal to the lease liabilities. Following this adoption, the Company determines if an arrangement is a lease at inception, and recognizes ROU assets and current and non-current operating lease liabilities in the consolidated statements of position. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized as of the commencement date based on the present value of lease payments over the lease term. Lease terms will include options to extend or terminate the lease when it is reasonably certain that the Company will either exercise or not exercise the option to renew or terminate the lease. The discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined, in which case the Company’s uses its estimated incremental borrowing rate based on the information available at the commencement date.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.):

R.	Leases (cont.):

Subsequent to this adoption, the Company recognizes a single lease expense on a straight-line basis over the lease term and reduces the lease liabilities by the payments made. ROU asset amortization, referred to as non-cash lease expense, along with the change in the operating lease liabilities are separately presented within the cash flows from operating activities on the consolidated statements of cash flows.

Lease liabilities and right-of-use assets are remeasured when there is a change in the lease term or the lease payments.

Prior to 2022, operating leases were not recognized on the statement of position (lease expense was recognized over the lease term).

S.	Retirement and Severance Pay

The Israeli Severance Pay Law, 1963 (“Severance Pay Law”), specifies that employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one-month’s salary for each year of employment, or a portion thereof.

The Company’s liability for severance pay is covered by the provisions of Section 14 of the Israeli Severance Pay Law (“Section 14”). Under Section 14 employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, contributed by the Company on their behalf to their insurance funds. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. As a result, the Company does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as assets on the consolidated statements of position.

The expenses recognized in 2023, 2022 and 2021 in relation to these contributions were $266 thousand, $ 328 thousand and $ 299 thousands, respectively.

T.	Income Taxes

Income taxes are recognized using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

A valuation allowance is recognized to the extent that it is more likely than not that the deferred taxes will not be realized in the foreseeable future. The Company has provided a full valuation allowance with respect to its deferred tax assets.

The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates that it is more likely than not that the position will be sustained on examination. If this threshold is met, the second step is to measure the tax position as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.):

U.	Segments

The Company identifies operating segments in accordance with ASC Topic 280, “Segment Reporting” as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker, or decision-making group, in making decisions regarding resource allocation and evaluating financial performance. The Company defines the term “chief operating decision maker” to be its chief executive officer. The Company determined that it operates in one operating segment and one reportable segment, as its chief operating decision maker reviews financial information presented only on a consolidated basis for purposes of allocating resources and evaluating financial performance.

V.	New Accounting Pronouncements

Accounting pronouncements adopted in the current year

Commencing January 1, 2023, the Company adopted ASU No. 2016-13, Financial Instruments—Credit Losses (“Topic 326”): Measurement of Credit Losses on Financial Instruments to introduce a new model for recognizing credit losses on financial instruments based on estimated current expected credit losses, or CECL. Under the new standard, an entity is required to estimate CECL on trade receivables at inception, based on historical information, current conditions, and reasonable and supportable forecasts. The impact of adoption of the new standard on the consolidated financial statements was immaterial.

As to the adoption, for the first time of ASU No. 2016-02, Leases (Topic 842), “Leases” – see R. above.

Newly issued and not yet adopted accounting pronouncements:

ASU 2023-09—Income Taxes (Topic 740) and ASU 2023-07—Segment Reporting (Topic 280), will require improvements to Income Tax and Reportable Segment disclosures. These are not expected to have a material effect on the consolidated financial statements as a result of their future adoption.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – CASH AND CASH EQUIVALENTS:

Comprised as follows (U.S. dollars in thousands)

	December 31
	2023	2022

Cash at bank	573	6,394
Short-term bank deposits	2,610	114
Total cash and cash equivalent*	3,183	6,508
* Including cash held per commitment to EIB – see Note 9	387	373

NOTE 4 – prepaid expenses and other receivables (U.S. dollars in thousands):

	December 31
	2023	2022

Institutions	$200	$378
Prepaid expenses	215	164
Others	52	42
	$467	$584

NOTE 5 – INVENTORY:

Comprised as follows (U.S. dollars in thousands):

	December 31
	2023	2022
Work in progress	$546	$871
Raw materials	61	64
	$607	$935

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT:

A.	The composition of assets, grouped by major classifications and accumulated depreciation, is as follows (U.S. dollars in thousands):

	December 31
	2023	2022
Cost:
Plant (new production facility)	$4,568	$1,782
Computers and equipment	649	635
Leasehold improvements	445	458
Office furniture and equipment	144	148
Vehicles	13	152
	5,819	3,175
Less – Accumulated depreciation	(1,256)	(1,297)
Property, Plant and Equipment, Net	$4,563	$1,878

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT (cont.):

A.	The composition of assets, grouped by major classifications and accumulated depreciation, is as follows (U.S. dollars in thousands) (cont.):

Depreciation expenses totaled $120 thousand, $239 thousand and $250 thousand for the years ended December 31, 2023, 2022 and 2021, respectively.

During the year ended December 31, 2023, 2022 and 2021, the Company disposed of property and equipment in the net amount of $8 thousand, $704 thousand and $311 thousand, respectively.

As of December 31, 2023 and 2022, all the property, plant and equipment is located in Israel.

B.	New production facility in Dimona

In August 2022, the Company began the construction of its newly upgraded production facility in Dimona, Israel, which is planned to be operational in the first half of 2024. Accordingly, the Company has reassessed the period of the expected lease term in Dimona to include the option period (two additional years) under such lease and recognized an additional $443 thousand in respect of the right of use asset and lease liability.

The new production facility, which has not yet commenced operations (and therefore is not yet depreciated), will include inter-connectivity and smart automation of production in the production of bGen TES modules. Consequently, as part of the transitioning to the new production facility, the Company reassessed the remaining life and recoverability of the old production line and its components, and recognized a write down of parts that cannot be utilized in the new facility to their fair value, resulting in a loss recognition of $ 704 thousand (presented among “other expenses” in 2022).

As of December 31, 2023, the total amount of the facility under construction, including capitalized borrowing costs of $197 thousand, amounts to $4,098 thousand.

C.	Rotem 1 project

The Rotem 1 project, owned and executed by the subsidiary Brenmiller Energy (Rotem) Ltd. (“Brenmiller Rotem”), was started and planned as a facility for generating electricity to be sold to the Israel Electricity Corporation (IEC). This project was abandoned following the Company’s decision to focus on its core technology other than the initialization and operation of power plants. From December 31, 2020 onwards, the facility is presented on the basis of the net realizable value of its main asset (presented as “other asset” in the balance sheet).

In 2022, following an agreement reached with the lessor of the land (on which the project was built), the Company completed vacating the premises and the land was returned to the lessor, after dismantling the facility. Following this, Brenmiller Rotem ceased its operations, and is conducting negotiations with potential buyers in respect of the remaining asset.

Net loss derived from the closure of Rotem 1 project, as presented in the statement of comprehensive loss for the year 2022, is comprised of a write-down loss in the amount of $360 thousand, of the equipment above, vacating expenses of $16 thousand, net of lease termination gain of $125 thousand.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – OPERATING LEASES:

The Company’s leases include production space for its new production facility (see Note 6B), office premises and car leases, which are all classified as operating leases. The lease term for the production space is for 5 years (including 2 years option) and the office premises are leased for a 5 years period which terminates in August 2025. The car leases are generally for a three years period.

As collateral for the office and lease agreement, a restricted deposit was pledged against bank guarantees provided to the property owner. The balance of the restricted deposit, presented as a non-current asset as of December 31, 2023 and 2022, amounted to $85 thousand.

Operating lease expenses and cash flows for the years ended December 31, 2023 and 2022 totaled $542 thousand and $504 thousand, respectively.

The operating lease costs include variable lease payments of $7 thousand in 2023 and $11 thousand in 2022, in respect of linkage differences to the Israeli CPI.

Supplemental information related to leases:

Balance sheet information (U.S. dollars in thousands):

	December 31
	2023	2022

Operating lease right-of-use assets	1,144	1,539
Current lease liabilities	611	606
Non-current lease liabilities	533	933
Total lease liabilities	1,144	1,539
Weighted average remaining lease term	2.2 years	3 years
Weighted average discount rate	7.17%	5.8%

As of December 31, 2023, the maturities of operating lease liabilities were as follows (U.S. dollars in thousands):

Year ending December 31,
2024	$611
2025	466
2026	161
Total undiscounted lease payments	1,238
Less – imputed interest	(94)
Present value of lease liabilities*	$1,144
* Including amounts linked to the Israeli CPI of	$554

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – TAXES ON INCOME:

A.	Taxation of companies in Israel

The revenue of the Company and its subsidiaries in Israel is subject to corporate tax at a regular rate.

The corporate tax rate that applies to the Company’s profits is 23%.

Capital gains of the Company and its subsidiaries in Israel are taxable according to the regular corporate tax rate applying to the tax year.

B.	Losses carried forward for tax purposes

As of December 31, 2023, the Company had losses carried forward in the amount of approximately $69 million, which can be used to offset against future taxable income in future years without a time constraint. In addition, the Company has capital loss carried forward of approximately $11 million, that can be utilized only against future taxable capital gain.

C.	Deferred income taxes (U.S. dollars in thousands):

	2023	2022
Deferred tax assets
Tax loss carryforward*	17,991	14,885
Research and development	610	675
Employee and payroll accrued expenses	43	40
Operating lease liabilities	263	354
Other	123	123
Total gross deferred tax assets	19,030	16,077
Deferred tax liabilities:
Operating lease assets	263	354
Total deferred tax assets, net	18,767	15,723
Less – valuation allowance	(18,767)	(15,723)
Net deferred tax assets	-	-

*	Including capital loss carried forward.

Realization of deferred tax assets is contingent upon sufficient future taxable income during the period that deductible temporary differences and carried forward losses are expected to be available to be offset against taxable income. As the achievement of required future taxable income is not more likely than not, the Company recorded a full valuation allowance.

D.	Reconciliation of theoretical tax expenses to actual expenses

The primary difference between the statutory tax rate of the Company and the effective rate results primarily from the changes in valuation allowance in respect of carried forward tax losses for tax purposes and research and development expenses due to the uncertainty of the realization of such tax benefits.

E.	Uncertain tax positions

As of December 31, 2023 and 2022, the Company does not have a provision for uncertain tax positions.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – TAXES ON INCOME (cont.):

F.	Roll forward of valuation allowance (U.S. dollars in thousands):

Balance as of December 31, 2022	(15,723)
Additions	(3,458)
Translation differences	414
Balance as of December 31, 2023	(18,767)

G.	Tax assessments

The Company files consolidated tax returns with its subsidiary Brenmiller Rotem. The Company has final tax assessments up to and including the tax year 2017. The other subsidiaries have not been assessed for tax purposes since their incorporation.

NOTE 9 – LOAN FROM THE EUROPEAN INVESTMENT BANK (“EIB”)

On March 31, 2021, the Company and EIB signed an agreement for the receipt of financing for the expansion plan of the Company and the establishment of an advanced production plant for TES systems in Israel (“the Financing Agreement”), the main terms of which are as follows:

1)	The financing is limited to an amount of EUR 7.5 million.

2)	The drawing down of the loan will be done in 2 tranches – the first, in the amount of EUR 4 million, was done in July 2022, and the second, in an amount of up to EUR 3.5 million, can be drawn down when the Company reaches certain milestones. In addition, the second tranche can be drawn until March 31, 2024. The Company is currently evaluating alternative means, including through negotiations with the EIB, to extend the availability date of the second tranche of the EIB credit facility but has not yet been successful and it is possible that the Company’s right to withdraw the remaining amount credit that is available to it may expire by March 31, 2024.

3)	The loan is payable in EUR and is for a period of 6 years from the time of the drawing down of the tranche with an annual interest rate of 5% for the first tranche and 3% for the second tranche. In the first three years, only interest will be payable on the loan. Contractual payments of principal and interest in the following years ($ in thousand) are as follows:

Year	2024	2025	2026	2027	2028	Total
Amount	$221	$221	$1,696	$1,622	$1,549	$5,309

In addition, the Company will pay royalties to EIB at a rate of 2% of the sum of the Company’s sales from the production plant up to the extent of the loan that has been drawn down (up to additional 100% of the drawn amount). The repayment of the royalty liability is not limited in time. The Group accounted for the loan liability and the royalty liability as two separate financial instruments as each represents a contractual right or obligation with its own terms and conditions so that each may be transferred or settled separately; and each is exposed to risks that may differ from the risks to which the other financial instrument is exposed. Consequently, the Company allocated the proceeds received to the loan liability component and the royalty liability component on a relative fair value basis.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – LOAN FROM THE EUROPEAN INVESTMENT BANK (“EIB”) (cont.)

The liability presented in the balance sheets is comprised as follows ($ in thousand):

	Effective interest rate	December 31
	%	2023	2022
Loan component*	6.84	4,172	3,965
Royalties’ component	15.52	289	290
		4,461	4,255

4)	The EIB has the right to cancel part of the loan that has not been granted to the Company and to demand the immediate repayment of the amount of the loan that has been made available to the Company in the event of a change in control in the Company.

5)	As security for the loan, the Company pledged the equipment that has been agreed upon in the financing agreement as well as all of the revenues generated from the sale of TES systems manufactured by the Company under a first ranking fixed lien.

6)	The Company is to comply with the following main covenants: a prohibition on the sale of certain assets except for those used in the regular course of business, a prohibition on the execution of a merger or a structural change in the Company’s group, except in cases that have been determined in the financing agreement with the bank, the Company may not distribute a dividend except in the cases that are set forth in the financing agreement with bank; the Company is entitled to receive a government grant up to the amount that is set forth in the financing agreement with the bank; and the Company is to hold cash and cash equivalents in an amount of not less than EUR 350 thousand at all times.

NOTE 10 – EQUITY:

A.	Share capital

Following the approval of a special general meeting of the Company’s shareholders convened on November 13, 2023, the Company increased its authorized share capital of Ordinary Shares of NIS 0.02 par value by 100,000,000 Ordinary Shares and cancelled the nominal par value of the shares’; The meeting further approved a reverse split of the authorized and outstanding shares, at a ratio of 10:1 (“the reverse stock split”) which came into effect on December 4, 2023. Consequently, the Company’s share capital, as of December 31, 2023, consists of 15,000,000 authorized Ordinary Shares, and 2,151,745 outstanding Ordinary Shares with no par value. Share data in these financial statements, have been adjusted retroactively to give effect to the reverse stock split, and the consequent changes made to warrants and options issued by the Company.

1)	On February 8, 2021, the Company completed a public offering in the Tel Aviv Stock Exchange, pursuant to a Shelf Offering Report. As part of the offering, 31,422 Ordinary Shares of the Company were issued to the public. The total gross consideration that the Company received amounted to approximately $3.0 million, before issuance costs. Issuance costs amounted to $44 thousand.

2)	On February 18, 2021, the Company completed a capital raising in an amount of approximately $5.6 million by means of a private placement, in which 60,050 Ordinary Shares were issued. Issuance costs amounted to $95 thousand.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – EQUITY (cont.):

A.	Share capital (cont.)

3)	On October 31, 2021, and as part of the Company’s preparation for listing on Nasdaq, the Company entered into an investment agreement with four accredited investors that includes a private placement of the Company’s Ordinary Shares and prefunded warrants for a capital investment of $15 million, made in two stages.

Pursuant to the agreement, upon closing of the first stage on December 30, 2021 the Company received an aggregate amount of $7.5 million against the issuance of 167,031 Ordinary Shares.

On May 24, 2022, following the completion of listing on Nasdaq and the effectiveness of a registration statement covering the resale of the Ordinary Shares and the Ordinary Shares underlying the prefunded warrants under the investment agreement, an additional investment of $7.5 million, was made against the issuance of additional 151,765 Ordinary Shares and 15,266 prefunded warrants to purchase Ordinary Shares, at an exercise price of NIS 6.0 per ordinary share exercisable immediately upon issuance for a period of five years from issuance. The prefunded warrants were exercised on July 7, 2023.

In connection with the above investment agreement and its facilitation of it, the Company paid transaction fees to a third party consisting of cash consideration of $275 thousand and non-marketable options, exercisable into 5,360 Ordinary Shares of the Company, for an exercise price of NIS 141.8 per one Ordinary Share. The above fees were paid proportionately upon the closing of each stage of the investment agreement. Consequently, issuance costs of $592 thousand, including the value attributed to the options granted of $275 thousand were charged to share premium derived from the issuance of Ordinary Shares. The value attributed to the above options was calculated according to the Black-Scholes pricing model.

4)	On February 16, 2023, the Company completed a private placement by certain investors, some of whom are existing shareholders of the Company (the “Investors”), and the controlling shareholder of the Company, in an aggregate amount of NIS 12,463 thousand ($3.59 million). Under the investor agreements the Company issued 233,826 units, each consisting of one Ordinary Share and one non-registrable and non-tradeable warrant at a price of NIS 53.3 ($15.5) per each issued Unit. Each warrant is exercisable into one Ordinary Share subject to payment of exercise price of NIS 61.3 ($17.8) per warrant for a term of five (5) years from the issuance date of the offered warrants.

Issuance costs (of approximately $ 29 thousand) and the placement proceeds were allocated on a relative fair value basis ($ 2.24 million to share capital and premium and $1.35 million to the warrants); the warrants fair value was determined on the basis of the Black - Scholes pricing model.

The above private placement includes 64,503 units (representing a total investment of $1 million in cash), offered to Mr. Avraham Brenmiller - the Company’s controlling shareholder and the Company’s Chief Executive Officer and Chairman of the Board - with the same terms and conditions, as offered to the other investors.

The Investors and the controlling shareholder received piggyback registration rights for their Ordinary Shares and associated warrant. On June 29, 2023, the Company filed with the U.S. Securities and Exchange Commission (“the SEC”) a registration statement on Form F-3 to affect the registration of the Ordinary Shares and warrants, as above.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – EQUITY (cont.):

A.	Share capital (cont.)

The Investors are subject to certain restrictions regarding resale of the Units, the Offered Shares and the shares underlying the Offered Warrants for Investors pursuant to Israeli and U.S. laws.

5)	On June 9, 2023, the Company, entered into a Sales Agreement with A.G.P./Alliance Global Partners (“the Sales Agent”), pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent as agent or principal, Ordinary Shares. The Ordinary Shares will be offered and sold pursuant to the Company’s currently effective registration statement on Form F-3, the prospectus contained therein and the prospectus supplement filed with the SEC dated June 9, 2023, under which the Company may offer and sell its Ordinary Shares having an aggregate offering price of up to $9,350 thousand from time to time through A.G.P.

During the second half of 2023, under the agreement with a A.G.P., the Company issued 35,812 ordinary shares for a total consideration of $220 thousand, net of agent commissions of $12 thousand and other issuance costs of $115 thousand.

6)	On June 15, 2023, the Company completed a private placement offering of its securities for the aggregate gross proceeds of $2.5 million (NIS 8.97 million) with one of the Company’s shareholders, a Switzerland-based company. The placement included 248,778 units (the “June Units”), each June Unit consisting of one ordinary share of the Company, and one non-tradeable warrant to purchase one ordinary share, at a price per Unit of $10.

The warrants are exercisable at a price of NIS 44 (approximately $ 12.0) per share, reflecting a 33% premium over the market price of the Company’s Ordinary Shares on The Nasdaq Stock Market LLC at the close on June 12, 2023. The warrants are exercisable from June 12, 2024 and until June 12, 2028.

Issuance costs (of approximately $20 thousand) and the placement proceeds were allocated on a relative fair value basis ($1.57 million to share capital and premium and $0.93 million to the warrants); the fair value of the warrants was determined on the basis of the Black-Scholes pricing model.

B.	Warrants:

1)	Quoted Warrants (Series 2 and 3)

These warrants were issued on November 16, 2020, in a public offering in TASE under a Shelf Offering Report, and were classified as equity.

Under an arrangement offered by the Company to the holders of its Series 2 and 3 warrants, approved by the district court in Lod on October 26, 2021, and after the approval of a special general meeting of the abovesaid warrant holders, the period for exercise of the above warrants was extended by one year (through November 15, 2022 for Series 2 and November 15, 2024 for Series 3). All other terms of the warrants remained unchanged. Series 2 warrants expired in 2022 with no exercise. During 2023 and as part of the delisting process of the Company’s Ordinary Shares from TASE, the Company made an arrangement with the holders of Series 3 warrants, approved by the district court, to shorten the period for their exercise and decrease the exercise price. As a result, 94% of the holders of Series 3 exercised their warrants, for which the Company issued 18,811 Ordinary Shares and received a consideration of NIS 241 thousand ($72 thousand); the remaining warrants (Series 3) expired on September 5, 2023. Consequently, and due to having accumulated losses, the Company recognized the incremental value of NIS 341 thousand ($92 thousand) for the change in terms of the options against additional paid in capital (see also Note 12I).

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – EQUITY (cont.):

B.	Warrants (cont.):

2)	Non- marketable warrants

As of December 31, 2023, the Company has 499,998 non-marketable warrants that can be exercised into 25,000 Ordinary Shares of the Company. Every twenty warrants are exercisable to one share, for a period of 4 years commencing June 14, 2020, at the price of NIS 180.

As to warrants and prefunded warrants issued under the investment agreement and private placements – see A(4) and A(5) above.

As of December 31, 2022, in addition to the 499,998 warrants above, the Company had also 370,000 non-marketable share options (warrants) granted to an Israeli bank as part of a debt settlement arrangement entered into in 2020 (with the attributed fair value of $494 thousand); these share options, expired on July 2023, without being exercised.

All Company non-marketable warrants and prefunded warrants are considered indexed to the Company’s own stock and are classified as equity.

C.	Share-based payments:

1)	In July 2013, the Company’s Board of Directors (“the Board”) approved a share option scheme that is intended to provide an incentive to retain or attract employees, directors, consultants and service providers of the Company and its Affiliates and will be administered by the Board (“the 2013 plan”). On September 15, 2022, the Board approved an amendment to the plan, that will allow the Company to reserve from time-to-time, out of its authorized unissued share capital, such number of Shares, as the Board deems appropriate. The Company has filed a registration statement on Form S-8 under the Securities Act to register up to 295,120 Ordinary Shares, in the aggregate, issued or reserved for issuance under the 2013 plan.

The options can be exercised for a period of up to 10 years from the date of their allotment. An option that is not exercised by that date will expire.

Pursuant to the options plan, the options for the Company’s employees and officers, other than its controlling shareholder, will be allocated under Section 102 of the Israeli Income Tax Ordinance (where the Board can determine the type of option as “Option 102 in the Non-Trustee Track” or “Option 102 in the Trustee Track”) and the options for service providers and the controlling shareholder of the Group, will be allocated in accordance with Section 3(i) of the Israeli Income Tax Ordinance.

2)	Share option awards granted to employees in 2018, with an exercise price denominated in U.S. dollars, were classified and accounted for as a liability in prior years as they did not meet the exception under ASC 718-10-25-14A to allow equity classification; these options were reclassified in May 2022 to equity at fair value of $74 thousand, when the shares of the Company began trading on Nasdaq.

3)	In July 2021, the Company granted 144,432 non-marketable and non-transferable share options to a provider of services to the Company, who serves in the role of advisor to the management, that are exercisable into 7,222 Ordinary Shares of the Company Shares (every 20 options confer the right to one Ordinary Share).

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – EQUITY (cont.):

C.	Share-based payments (cont.):

36,108 of the options vest over a period of six months, after which they are exercisable at a price of NIS 6.0 per share. The remaining 108,324 options are exercisable at a price of NIS 236 per share, and vest as follows; 25% after 12 months, and the remaining 75% on a monthly basis over a period of 36 months, that starts after the first 12 months. The above 36 months may be accelerated to 24 months vesting period, or 12 months vesting period, in certain events. All options expire after 5 years.

The options were valued at $ 247 thousand, according to the Black-Scholes pricing model.

4)	On October 31, 2021, the Board approved the grant, under the 2013 Plan, of 486,500 non-marketable share options to 26 employees and advisors (three of which are officers of the Company), under the 2013 share options plan of the Company. Every twenty options are realizable into 1 Ordinary Share of the Company (subject to adjustments), for NIS 194, in a cashless exercise manner, in which the grantor will receive Ordinary Shares that reflect the benefit component in the realized options. The option vest in three equal portions over a period of three years.

The options were valued at $ 1,056 thousand, according to the Black-Scholes pricing model.

5)	On February 9, 2022, the Board approved the grant of 25,000 non-marketable share options, exercisable to 2,500 Ordinary Shares of the Company, to an employee of the Company, based on the terms of the 2013 options plan. Each option is realizable into one share for NIS 194. in a cashless exercise manner; The option vest in three equal portions over a period of three years.

The estimated value of the above options is NIS 282 thousand ($ 87 thousand, as of approval date), which was calculated according to the Black-Scholes pricing model.

6)	As to the grant of non-marketable share options to a mediator – see A3 above.

7)	On February 9, 2022, the annual and extraordinary shareholders’ meeting of the Company approved to grant Mr. Avraham Brenmiller 150,000 non-marketable options, and to Mr. Nir Brenmiller and Mr. Doron Brenmiller – 75,000 non-marketable options, each. The options vest in three equal tranches over a period of 3 years (33.3% each year), Every 10 options are exercisable into one Ordinary Share, with the following exercise prices: first tranche – NIS 400 per one share, second tranche – NIS 600 per one share, third tranche – NIS 800 per one share (based on exchange rates as of approval date – $123.5 $185.3 and $247.1, respectively). The value of the above options, calculated according to the Black-Scholes pricing model is NIS 2,616 thousand ($ 810 thousand as of approval date).

8)	On June 23, 2022, following a new compensation policy, and the approval of the Board, the Company granted under the 2013 plan:

(i)	225,000 share options to purchase up to 22,500 Ordinary Shares were awarded to Mr. Avraham Brenmiller. The options exercise price is NIS 137.8 per share (based on the average market share price in the last 30 days prior to the grant date, plus 15%), and they vest over three years (33.3% at the end of each year).

(ii)	150,000 share options to purchase up to 15,000 Ordinary Shares of the Company were awarded to five non-executive directors of the Company (30,000 options each), with vesting conditions and exercise price that are similar to the options granted to Mr. Avraham Brenmiller.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – EQUITY (cont.):

C.	Share-based payment (cont.):

The value of these grants, as calculated according to the Black-Scholes pricing model aggregates NIS 3.12 million (approximately $ 879 thousand, of which NIS 2.2 million relate to Mr. Avraham Brenmiller.

9)	Amendment to the Company’s compensation policy and Restricted Shares and Restricted Share Units

On January 24, 2023, the Company adopted an amendment to the Company’s compensation policy, which includes an efficiency plan to decrease expenses and the Company’s burn rate. The adopted plan allows the Compensation Committee and the Board, subject to certain minimum terms and conditions, to exchange basic salary (in whole or in part), accrued and unpaid cash salary to Company’s employees and officers, with equity-based compensation (the “Efficiency Plan”), by issuing Restricted Shares or Restricted Shares Units (“RSUs”).

The Company also converted the unpaid salary balance of Mr. Brenmiller as of December 31, 2022 (in respect of prior years) in the amount of NIS 790 thousand (approximately $225 thousand), into equity under the terms of the Private Placement to the Investors and the Private Placement to Mr. Brenmiller, as described in A above, respectively, except for the exercise period as described below. Accordingly, the Company granted Mr. Brenmiller 14,822 units, consisting of 14,822 Ordinary Shares and 14,822 associated warrants, at a price of NIS 53.3 ($15.5) per each issued unit. Each warrant is exercisable into one Ordinary Share subject to payment of exercise price of NIS 61.3 ($17.8) per warrant and has a term of two (2) years as of the issuance date of the warrants for Mr. Brenmiller.

Under the above approved compensation plan, the Company also granted during 2023 to its employees and service providers: (a) 7,811 RSUs in exchange for employee and service providers’ salary of NIS 346 thousand (approximately $ 94 thousand); these shares vest mainly over 12 months, (b) bonuses in fully vested 47,315 RS to employees and service providers, with estimated value in the amount of NIS 2,328 thousand ($ 649 thousand), and (c) 9,986 RS in exchange for service providers’ fees of NIS 494 thousand (approximately $ 134 thousand).

In addition, following the approval of the extraordinary shareholders meeting and the recommendation of the Board, the controlling shareholders were granted share options (received instead of RSUs, with no incremental value as of the modification date), as follows: 33,536 fully vested share options exercisable into 3,354 Ordinary Shares of the Company for NIS 3 ($0.82) per share, in exchange for bonus payment in the amount of NIS 165 thousand (approximately $ 46 thousand) and 81,855 share options, exercisable into 8,186 Ordinary Shares for NIS 3 ($0.82) per share, which vest over a period of 12 months, in exchange for salary of NIS 363 thousand (approximately $ 98 thousand). In calculating the share options amount granted in exchange for salary, a 10% discount was taken into account.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – EQUITY (cont.):

C.	Share-based payment (cont.):

Information on the share option awards outstanding and the related weighted average exercise price as of and for the years ended December 31, 2023, 2022 and 2021 are presented in the table below:

	Year ended December 31, 2023		Year ended December 31, 2022		Year ended December 31, 2021
Relating to options:	Number of potential Ordinary shares	Exercise price range*	Number of potential ordinary shares	Exercise price range*	Number of potential ordinary shares	Exercise price range*
Outstanding at beginning of the year	144,681	NIS 137.8 – NIS 800	73,951	NIS 234 ; $ 100	43,825	NIS 260; $ 100
Granted	11,539	NIS 3	74,980	NIS 137.8 - NIS 800	34,226	NIS 141.8 – 234
Exercised**	-	-	-	-	(200)	$100
Forfeited	(7,211)	NIS 194 ; $ 100	(4,250)	NIS 137.8 – NIS 194	(2,950)	NIS 260; $ 100
Expired	(15,033)	NIS 194 ; $ 100	-	-	(950)	NIS 260; $ 100
Outstanding at end of the year	133,976	NIS 3 - NIS 800	144,681	NIS 137.8 – NIS 800	73,951	NIS 141.8; $ 100
Exercisable at end of the year	76,700	NIS 3 - NIS 400	48,687	NIS 141.8; $ 100	28,286	NIS 234; $ 100

*	Per 1 Ordinary Share of with no par value. Exercise price is quoted in denominated currency.
**	Including options exercised on a cashless basis. Average share price for options exercised in 2021 – $ 96.

As to Restricted Shares and Restricted Share Units (RS and RSU) : during 2023 the Company granted 65,112 RS and RSUs, which are all outstanding as of December 31, 2023, and of which 62,032 are vested. The remaining unvested RSUs are expected to vest in 2024.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – EQUITY (cont.):

C.	Share-based payment (cont.):

The following table summarizes information about stock-based awards outstanding and exercisable at December 31, 2023:

	Outstanding		Exercisable
Exercise price range	Number of potential Ordinary Shares	Weighted average remaining contractual life (years)	Number of potential Ordinary Shares	Weighted average remaining contractual life (years)
NIS 3	11,539	9.4	8,811	9.4
NIS 137.8 – NIS 194	61,734	6.3	32,043	5.7
NIS 234 – NIS 260	24,503	1.7	19,646	1.8
$100	6,200	4.5	6,200	4.5
NIS 400; NIS 600; NIS 800	30,000	8.2	10,000	8.2
NIS 3 – NIS 800	133,976	6.1	76,700	5.3

Share-based compensation expense for the years ended December 31, 2023, 2022 and 2021 was as follows (U.S. dollars in thousands):

	Year ended December 31
	2023	2022	2021
Cost of revenue	52	36	21
Research and development	416	258	30
Sales and marketing	279	240	(9)
General and administrative	1,034	800	55
Total share-based compensation expenses	1,781	1,334	97

As of December 31, 2023, there is an unrecognized share-based compensation expense of $374 thousand to be recognized over the average remaining vesting period of 2 years.

For the years ended December 31, 2023 and 2022, the aggregate intrinsic value of share options outstanding were $58 thousand and $NIL thousand, respectively.

For the years ended December 31, 2023 and 2022, the aggregate intrinsic value of share options exercisable were $44 thousand and $NIL thousand, respectively.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – EQUITY (cont.):

C.	Share-based payment (cont.):

The calculated fair value of option grants was estimated using the Black-Scholes pricing model with the following assumptions:

	Year ended December 31
	2023	2022	2021
Risk-free interest rate	4.75%	0.1%-2.0%	0.1%
Expected option term (in years)	10.0	2.0-10.0	2.0-10.0
Expected price volatility	76%	66%-82%	75%-91%
Fair value of an ordinary share	NIS 32.6	NIS 82.7-NIS 159.7	NIS 98.1-NIS 128.5
Dividend yield	0%	0%	0%

The risk-free interest rate is based on Israeli rates published by the Bank of Israel, in effect at the time of grant. The expected volatility is based on the historical volatility of the Ordinary Shares of the Company.

NOTE 11 – COMMITMENTS:

A.	Israeli government grants:

1)	Through December 31, 2023, the Company received grants from the Israeli Innovation Authority (“IIA”) in the cumulative amount of approximately $4.2 million for support programs in research and development activities. In exchange for the support from the Innovation Authority, the Company is subject to the provisions of the Encouragement of Research and Development Law in connection with intellectual property.

Out of the above $ 4.2 million received: (i) $ 2.4 million is subject to payment of royalties at a rate of between 3% and 5% (in accordance with the Encouragement of Research and Development in Industry Regulations (Rate of Royalties and Rules for their Payment), 5756 - 1996) from all revenues derived from the use of technology developed. The royalty payments are linked to the dollar, and bear LIBOR interest (commencing January 1, 2024 – LIBOR was replaced for that purpose with variable annual interest at the rate of the Secured Overnight Financing Rate (“SOFR”) as published on the first trading day of each calendar year). Subject to the Company’s announcement to the IIA regarding the feasibility of a partial transfer of production outside Israel, the royalty ceiling was increased to 120% of the above amounts received.

(ii)	$ 0.8 million is for technology that has not matured into a product and for which no royalties will be paid, and

(iii)	$ 1.0 million is for grants that do not bear any royalties.

2)	As of December 31, 2023, the Company received grants from the Israel Ministry of Energy in the cumulative amount of approximately $ 0.6 million for support programs in research and development activities. In return, the Company is obligated, inter alia, to pay royalties of between 3% and 5% of all revenues from the use of the technology developed, up to the ceiling of the total amount of such support which is linked to the Israeli Consumer Price Index plus annual interest at the rate established by the Israeli Accountant General.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – COMMITMENTS (cont.):

A.	Israeli government grants (cont.):

3)	In addition, the Company received in prior years under two support programs of the Israel Ministry of Economy and Industry, an amount of approximately $56 thousand each in connection with the Company’s international marketing activities. In return for the said support, the Company is obligated to pay royalties of 3% of the Company’s revenues from exports to countries for which the support was received.

4)	As of December 31, 2023, the royalty commitment balance under the above grants (including accrued interest) amounts to $ 3,667 thousand.

B.	New York Power Authority (“NYPA”) Project

Under a cooperation agreement (the “Agreement”) signed in January 2018 with the New York Power Authority (“NYPA”) the Company designed and built a pilot facility that includes a high temperature storage combined heat established and power unit developed by the Company (“the Product”), that will provide electricity and hot water to the campus of a university in New York. In December 2023, the Company successfully completed commissioning the facility that was handed over to the university, following training, on January 29, 2024.

Pursuant to the provisions of the Agreement, signed for a period of 10 years, and amendment made thereto in prior years, NYPA bore the costs of engineering services and the cost of materials required for the integration of the facility, and is responsible to provide technical and logistical support for the commissioning of the Product and will support the marketing efforts of the TES solution developed by the Company in the US and Canada.

As part of the Project financing, the Company and NYPA (hereinafter – “the Parties”) received a conditional grant from the Bird Foundation (Israel-United States Research and Development Foundation), in the sum of $1 million, under a cooperation and financing agreement with the Bird Foundation that was signed in April 2018. The Company is committed to pay the Bird Foundation royalties from gross revenues derived from the sale, leasing or other marketing or commercial exploitation, including service or maintenance contracts of the Product, or the licensing of the Product, at the rate of 5%. Refund amount increases in stages over time, up to a maximum refund of 150% of the total amount of the grant, subject to the extension of the repayment period.

Under the Agreement, the Company will pay annual royalties to NYPA of 5% from gross sales made, beginning June 1, 2022, until NYPA has been fully compensated for the expenditure amounts agreed between the Parties. Royalties for each year will be paid in the subsequent year, the first of which shall be retroactive and include the Company’s gross sales from all of its applications since January 11, 2018.

As of December 31, 2023, the balance of the royalty commitment to NYPA under the above grants amounts to $ 1,148 thousand.

After NYPA is fully compensated for the above amount, NYPA shall receive 3.5% royalties from gross sales made within the US territory, for the remainder of a 10-year-period beginning upon the initial sale or licensing of the Product to a third party, or to the end of the term of the NYPA agreement, whichever is longer.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – COMMITMENTS (cont.):

C.	Joint cooperation agreement with an Israeli Beverage Producer (“Tempo”)

On September 14, 2023, the Company signed an agreement with an Israeli beverage producing company (“Tempo”), for the execution of a TES project. whereby the Company will build and install a bGen™ TES system at one of Tempo’s plants in Israel, that will provide industrial steam for the latter operations.

Under the agreement, Tempo has undertaken to participate in all costs to build, install and integrate the system with its facilities, up to the amount of NIS 3.4 million (approximately $ 0.9 million). The funding of the project will be supported by the Israeli Ministry of Economy and Industry, that has approved it as a Clean Project, with a participation grant of NIS 2.2 million (approximately $595 thousand).

The building of the TES system and its integration with the Tempo production facility is to be finalized within 15 months from the date of the agreement or 12 months from receiving regulatory approvals, if required, followed by 60 days of running-in period. Following this, the system will provide steam services to Tempo, for a period of 15 years, at a fixed price per ton of steam produced by the system (the facility will operate on electricity and water supplied by Tempo). During that period, the Company will provide level B maintenance services to the system. The steam price and maintenance services are linked to the Israeli CPI and will be updated every 5 years. The Company has guaranteed minimum annual capacity of 19,000 ton of steam, which is also the threshold for Tempo “take-or-pay” obligation.

The Company will be the sole owner of the system during the period of installation and the provision of steam services. Tempo will have the right to register a lien on 50% of the system to ensure its rights under the agreement.

Starting the third year of the provision of steam, Tempo will have the right to purchase the system (for its own use only and on “as is” basis) for a consideration that is based on a formula stipulated in the agreement. Tempo will also have the right for termination and compensation if the system fails to supply certain performance measurements as determined in the agreement. As of the balance sheet date, the Company has not yet commenced any activities with regards to the Tempo agreement.

D.	Distribution and production agreement:

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

E.	The Company has entered into an agreement with a number of service providers for the purpose of locating and recruiting investors. The consideration for these agreements is on a basis of success in recruitment only, at a rate of 2% to 5% of the gross investment amount that will be recorded as share issuance costs that will be deducted from the premium on shares.

F.	The Company has also entered into an agreement with a sales agent, pursuant to which the Company may offer and sell its Ordinary Shares, from time to time, to or through the Sales Agent - see Note 10A.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – SUPPLEMENTRY FINANCIAL STATEMENT INFORMATION

A.	OTHER PAYABLES (U.S. dollars in thousands):

	December 31
	2023	2022
Employees and employee institutions	760	806
Expenses payable	385	305
Royalties payable	247	247	(1)
Other liabilities	9	11
	1,401	1,369

B.	REVENUES:

In 2023, the Company recognized revenue from engineering services provided to customers in Europe (97%) and North America.

In 2022, the Company recognized the revenue for licensing under the licensing agreement with a customer in Brazil (Fortlev -see Note 11D.), following the completion of know-how delivery.

Revenue in 2021 was derived from TES units sold to a customer in Brazil and other engineering services provided to a customer in Europe.

Revenue recognized that was included in the contract liability balance (deferred revenue) at the beginning of the years ended December 31, 2023 and 2022, amounts to $175 thousand and $939 thousand, respectively. As of December 31, 2023, $387 thousand of the amount of deferred revenue is expected to be recognized during 2024.

C.	COST OF REVENUES (U.S. dollars in thousands):

	Year ended December 31,
	2023	2022	2021
Salary and related expenses	393	-	1,163
Consultants and subcontractors	112	247	881
Expenditure on materials (including inventory impairment loss)	1	2	792
Depreciation and other	-	-	259
Royalties	84	-	-
Maintenance	-	-	93
	590	249	3,188
Operating costs not attributed to projects (mainly salary and related expenses) *	965	1,641	900
	1,555	1,890	4,088
Onerous contract provision included in costs	-	8	215

*	Cost and expenses relating to periods in which the plant did not operate in full capacity.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – SUPPLEMENTRY FINANCIAL STATEMENT INFORMATION (cont.)

D.	RESEARCH AND DEVELOPMENT, NET (U.S. dollars in thousands):

	Year ended December 31,
	2023	2022	2021
Salary and related expenses	2,268	2,656	2,496
Consultants and subcontractors	388	441	998
Expenditure on materials	70	1,020	738
Depreciation and other	104	486	437
Office maintenance	440	367	261
	3,270	4,970	4,930
Less: Government Grants, see Note 2L	(92)	(275)	(1,266)
	3,178	4,695	3,664

E.	SELLING AND MARKETING (U.S. dollars in thousands):

	Year ended December 31,
	2023	2022	2021

Salary and related expenses	918	953	444
Office maintenance	35	30	46
Project Promotion	58	84	45
Consultants	87	38	90
Other	50	96	13
	1,148	1,201	638

F.	GENERAL AND ADMINISTRATIVE (U.S. dollars in thousands):

	Year ended December 31,
	2023	2022	2021

Salary and related expenses	2,134	2,354	1,013
Office maintenance	175	117	210
Consultants and insurance	1,778	1,660	1,104
Allowance for credit losses	380	-	-
Depreciation and other	170	298	173
	4,637	4,429	2,500

G.	OTHER INCOME (EXPENSES), NET

In 2022 and 2021, include mainly the write down of production line of $ 704 thousand and $ 314 thousand, respectively (Note 6A)

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – SUPPLEMENTRY FINANCIAL STATEMENT INFORMATION (cont.)

H.	OTHER FINANCIAL INCOME AND EXPENSES, NET (U.S. dollars in thousands):

Financial income:

	Year ended December 31
	2023	2022	2021
Interest income	161	51	3
Exchange rate differences, Net	142	672	(58)
Bank fees	(12)	(17)	(90)
Other adjustment of royalty obligation	21	(23)	-
	312	683	(145)

I.	Loss per ordinary share:

Basic and diluted loss per share is computed as follows:

	Year ended December 31,
Numerator ($ in thousands):	2023	2022	2021
Net loss for the year, as reported	(9,648)	(11,092)	(11,017)
The effect of change in terms of Series 3 warrants	(92)	-	-
Numerator for basic and diluted net loss per Ordinary Share - net loss attributable to shareholders	(9,740)	(11,092)	(11,017)
Denominator (Ordinary Shares in thousands)
Weighted average number of shares outstanding during the year	1,936,831	1,462,776	1,193,447
Weighted average number of potential shares under prefunded warrants with token exercise price (“penny" warrants)	15,266	-	-
Denominator for basic and diluted loss per share – weighted number of Ordinary Shares	1,952,097	1,462,776	1,193,447

Basic and dilutive loss per Ordinary Share (in dollars)	(4.99)	(7.58)	(9.23)

For the reported years, all outstanding unvested restricted shares, options and warrants have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

These include as of December 31, 2023: Share option and warrants exercisable to 644,864 Ordinary Shares that, as of December 31, 2023, have zero effect under the treasury stock method, share options that are “in the money” exercisable to 11,539 Ordinary Shares and 3,080 unvested restricted shares.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – SUBSEQUENT EVENTS:

A.	On January 25, 2024, the Company closed a public offering under which it completed the issuance and sale of 240,000 Ordinary Shares, no par value per share of the Company at a price of $4.50 per share, pre-funded warrants at a price of $4.4999, to purchase 648,890 Ordinary Shares and warrants to purchase 888,890 Ordinary Shares at an exercise price of $5.00 per share. The Warrants are exercisable immediately and will expire five years from the date of issuance. The Pre-Funded Warrants are exercisable immediately at a price of $0.0001 per share and are exercisable until exercised in full.

The Ordinary Shares, Warrants and Pre-Funded Warrants were offered and sold pursuant to an effective Registration Statement on Form F-1, as amended. The aggregate gross proceeds from this offering were approximately $4.0 million before deducting placement agent fees of $ 280 thousand and other offering expenses, of $295 thousand.

The warrants were valued at $3,024 thousand using the Black-Scholes pricing model. Issuance costs were allocated to the Ordinary Shares, prefunded warrants and warrants based on their relative fair value.

B.	On January 29, 2024, an agreement was signed with the Wolfson Medical Center (“Hospital”) in the city of Holon, Israel for the construction of a TES System pursuant to which the Company will build and install on the Hospital premises a TES System that will provide industrial steam and other services to the Hospital (including training and certification of the Hospital related staff that will be responsible for the operation and maintenance of the TES System (the “Services”).

The TES System will operate using electricity and water supplied by the Hospital and will provide the Services for a period of 7 years, commencing no later than 15 months after obtaining all necessary regulatory approvals and allowing for a two-month running-in period.

The operation of the TES System, and the required maintenance thereafter will be the responsibility of the Company which has also guaranteed am efficiency ratio of the TES System during the service period that will be examined annually; subject to a contractual remedy period, any failure to meet the efficiency ratio may give the Hospital cause to terminate the agreement and claim compensation as determined in the agreement.

In consideration for the Services, the Hospital will pay a total of approximately NIS 12 million (approximately – $3.3 million), in non-equal monthly payments and will have the option to acquire the TES System after the conclusion of the 7 year service period for an agreed amount equal to NIS 1.02 million (approximately - $ 0.3 million), and following which the Hospital will also have the option to acquire annual maintenance services (including spare parts) from the Company. If the option to acquire is not exercised, then the Company will be responsible to dismantle and vacate the TES System from the Hospital premises.

On January 18, 2024, the Company received approval for a NIS 1,708 thousand (approximately $450 thousand) grant from the IIA to be applied to this project.

C.	Commencing January 1, 2024, the Company, after examining the developments and events during the year 2023, determined that it should change the functional currency from NIS to US dollars.

This coming change in functional currency is attributable to several factors and changes in circumstances in 2023 including inter alia the commercialization of the Company’s products, changes in the composition of its cost of sales, because the majority of the Company’s available funds is denominated in U.S. dollars, the Company’s principal source of financing, following the delisting of its shares from trading in TASE, is expected to be derived from the U.S. capital markets, and all of the Company’s budgeting is conducted mainly in U.S. dollars. A change in functional currency to the US$ would result in, among other impacts, in a reclassification of the Company’s certain equity-classified warrants (whose fair value as of December 31, 2023 of approximates $1.6 million), to liabilities due to their NIS-denominated exercise price.

Hence, commencing January 1, 2024, the US dollar will be both the functional and reporting currency of the Company.