Form 20-F
period 2024-12-31
Brenmiller Energy Ltd.
filed 2025-03-04
CIK 1901215

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANTTO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

8,094,791 ordinary shares as of December 31, 2024.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

We believe that climate change is the greatest challenge of our times. A major contributor to climate change is carbon emissions being emitted to the atmosphere. To combat this, countries and organizations have set and are continuing to set targets for themselves and various industries to reduce their carbon emissions. In order to meet such carbon emission targets, we believe that we can contribute to expediting the transition from fossil fuels to a widescale adoption of renewable energy, such as carbon capture, efficient energy storage and recovery, and benefitting from the reuse of wasted heat. Our bGen™ TES system stores energy, and can convert electrical energy to heat, and/or recover wasted heat from available energy resources to provide one consistent energy output. By doing so, the bGen™ TES system can produce clear steam that precisely matches energy supplies with the demand and bridge the gap between renewable energy and conventional power sources. Accordingly, we believe TES systems such as our bGen™ system have become essential to the industrial sectors and the renewable energy market to ensure the reliability and stability of steam and other energy supplies.

We have developed our bGen™ technology over the last thirteen years and have tested it across three generations of demonstration units at various sites globally. Our bGen™ technology uses crushed rocks to store heat at temperatures of up to 1,400 degrees Fahrenheit (760 degrees Celsius) and is comprised of several key elements inside one unit: thermal storage units called bCubestm, heaters, heat exchangers, electricity conversion to high temperature heat and a steam generator. The use of crushed rock as a means of heat storage results in no hazardous challenges to the environment and enhances system durability so that even after tens of thousands of charge and discharge cycles, the storage material does not degrade and so there is no need to replace the storage media. Additionally, the bGen™ technology can be charged with multiple heat sources, such as, residual heat, and electrical heat from renewables, as well as from electrical sources using electric heaters which are embedded within the TES system. The TES system dispatches thermal energy on demand in the form of steam, which can be saturated for industrial use, or in the form of a superheated steam, which can be used to activate steam turbines.

In 2023, we also started the implementation of our new business models, the Energy as a Service (“EaaS”) model, which includes also the Heat as a Service (“HaaS”) model, wherein we install a TES bGentm system for the benefit of third party customers at a customer’s site and provide operation and maintenance services. We then sell energy (steam, hot air, etc.) to the customer at agreed upon prices. The EaaS model is more suitable to industrial customers who are not energy experts and wish to outsource their energy services.

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

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain or protect the validity of our European, U.S., and other patents and other intellectual property;

●	our ability to retain key executive members;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to expose and educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passages of future laws;

●	general market, political, and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the multi-front war Israel is facing; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Unless otherwise indicated, all references to “we,” “us,” “our,” the “Company” and “Brenmiller” refer to Brenmiller Energy Ltd. and its subsidiaries, Brenmiller Energy (Rotem) Ltd., a company incorporated under the laws of the State of Israel, Brenmiller Energy U.S. Inc., a company incorporated under the laws of Delaware, United States, Brenmiller Energy NL B.V., a company incorporated under the laws of the Netherlands, and Brenmiller Europe S.L., a company incorporated under the laws of the Kingdom of Spain, or Brenmiller Europe.

Our reporting and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this annual report to “NIS” are to New Israeli Shekels, to “dollars”, “USD” or “$” are to U.S. dollars, and to “EUR” or “€” are to the Euro. This annual report contains translations of NIS amounts into U.S. dollars. Unless otherwise noted, all conversion rates from NIS to U.S. dollars in this annual report were made at a rate of NIS 3.699 per $1.00 per U.S. dollar, the exchange rate as of December 31, 2024 published by the Bank of Israel. The aforementioned exchange rate is provided solely for your convenience and may differ from the actual rates used in the preparation of the consolidated financial statements included in this annual report and other financial data appearing in this annual report.

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

Risks Related to Our Business and Industry

●	We are highly dependent on the successful development, marketing and sale of our proprietary technology;

●	we are highly dependent on our key employees;

v

●	our field of business is generally new, and we may not be aware of all of the risks that our company faces;

●	our future growth depends on pivoting our business from our previous products and services to our TES system with our bGen™ technology. This change in our products and services also makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful;

●	we are exposed to risk relating to volatility in the commodity price of fossil fuels and electricity prices, which could have a material adverse impact on prices of alternative energies and related products. It is possible that revenues received from the sale of alternative energy and related products may be insufficient to cover our costs and we may never be profitable;

●	alternative energies are becoming increasingly important in the United States and world economy, causing increasing investment devoted to improvements and development of new alternatives and technologies;

●	we may be subject to unexpected maintenance warranty expenses or service claims that could reduce our profits;

●	we are dependent upon third-party manufacturers and suppliers making us vulnerable to supply shortages and problems, increased costs and quality or compliance issues, any of which could harm our business;

●	we are dependent upon third-party service providers to provide a high quality of service, which if not met, may impact the utility of our products, our business, operating results and reputation;

●	we are dependent on the use of certain raw materials and changes in the price or availability of such raw materials may impact our ability to efficiently produce our products;

●	our international activities expose us to potential operational risks in new territories, which includes navigating unfamiliar regulatory environments and may lead to compliance and financial exposure;

●	we need to obtain and uphold permits, certifications and authorization in various jurisdictions; and

●	the field of energy storage integration is relatively new and still developing, and the regulation of the field is also changing and developing in several jurisdictions.

Risks Related to Our Financial Condition and Capital Requirements

●	Our management has concluded, and the report of our independent registered public accounting firm contains an explanatory paragraph that indicates that there are conditions that raise substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all;

●	we have not generated significant revenue from the sale of our current products, expect to incur operating losses in the future and may never be profitable;

●	we expect to be exposed to fluctuations in the rate of energy tariffs, interest rates, and currency exchange rates, which could adversely affect our results of operations;

●	we may enter into agreements to operate projects at a financial loss in order to penetrate certain markets and to show our ability to scale-up and execute proof-of-concept agreements for our products in a commercial setting;

●	we expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all, which may require us to curtail, delay or adjust our commercialization and product development efforts, expansion to new markets, or other activities; and

●	our revenues and efforts to become profitable may be impacted by our need to pay royalties on government grants and other agreements, which may also include terms subjecting us to penalties if we are in default of material terms.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our products and services, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us;

●	intellectual property rights of third parties could adversely affect our ability to commercialize our products and services, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms; and

●	we may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Risks Related to Ownership of our Securities

●	Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions;

●	the market price of our Ordinary Shares may be highly volatile and fluctuate substantially, which could result in substantial losses for purchasers of our Ordinary Shares;

●	future sales of our Ordinary Shares could reduce the market price of our Ordinary Shares;

●	our officers and directors currently beneficially own approximately 12.56% of our Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval; and

●	we may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Ordinary Shares if we are or were to become a PFIC.

Risks Related to our Incorporation and Our Operations in Israel

●	Political, economic and military instability due to the multi-front war Israel is facing, where our headquarters, members of management, production facilities and employees are located, may adversely affect our results of operations;

●	we received grants from the IIA and from the Israeli Ministry of Energy that may require us to pay royalties and restrict our ability to transfer technologies or know-how outside of Israel;

●	it may be difficult to enforce a judgment of a U.S. court against us and our executive officers and directors and the Israeli experts named in this annual report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our executive officers and directors and these experts;

●	your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies; and

●	we may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

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

Our proprietary technology is the basis of our business. As a result, the success of our business plan is highly dependent on our ability to remain competitive by selling our TES systems to customers in our main focus area, the industrial heat sector. To the best of our knowledge, our technology and know-how are proprietary. However, there is no certainty that potential customers will prefer our technology over that of other companies currently existing or that will exist in the future. There is a growing number of companies offering TES systems, some which have a competitive price offering. Additionally, some of our competitors may have more capital resources and access to liquidity than we do and are able to make more investments in research and development than us. If any new or existing competitor develops a product that is perceived as more efficient than, lower in cost than, or generally preferable to our current or future products, our financial results may be negatively impacted.

Furthermore, we are at an important stage of our operations, and we are currently demonstrating our technology to the market through the use of development projects and operating pilots on the premises of a number of our significant customers in Israel and abroad. If we do not succeed in showcasing our technology to the marketplace, this may have a material adverse effect on our operations and sales.

We are highly dependent on our key employees.

Our future growth and success depend to a large extent on the continued services of members of our current management. Any of our employees and consultants may leave the Company at any time, subject to certain notice periods. The loss of the services of any of our executive officers or any key employees or consultants may adversely affect our ability to execute our business plan and harm our operating results. Our operational success will substantially depend on the continued employment of senior executives, technical staff, and other key personnel. The loss of key personnel may have an adverse effect on our operations and financial performance.

Our field of business is generally new, and we may not be aware of all of the risks that we will face.

The field of TES is comprised of technologies that are still in their early stages with limited implementations and track record. While we attempt to anticipate the risks, we and holders of our securities may face resulting from our operations, there may be certain risks specific to our sector to which we have yet to be exposed or made aware. For example, certain TES unit components may be unique, and we could be dependent on a single approved supplier for these critical parts. Further, there may be certain risks that will develop depending on the manner in which the field develops. For example, because TES is comprised of new technologies, the terms of commercial engagement with our customers require finding solutions to finance the working capital and collateral required for the establishment of a particular project. Unless we find the required financing, we may have difficulty entering into new commercial contracts. Accordingly, holders of our Ordinary Shares may be unable to anticipate all of the risks that are associated with the Company.

In addition, our relatively EaaS offering may pose risks due to the evolving nature of the EaaS business model, which require expertise that is still being developed internally and could introduce operational challenges. Our management has limited prior experience in EaaS business operation. There can be no assurance that we will be able to successfully implement and manage our new business models. Our business, results of operations, financial condition and cash flows could be materially adversely affected if we are unable to successfully integrate our the EaaS business model into our existing operations and any inability to do so may also hinder our ability to grow, divert the attention of management and our key personnel, disrupt our business and impair our financial results. Further, our EaaS business model increases our exposure to market dynamics such as energy prices and grid balancing costs.

We are exposed to risk relating to volatility in the commodity price of fossil fuels and electricity prices, which could have a material adverse impact on prices of alternative energies and related products that need to be consolidated into our business model. It is possible that the cost of alternative energy and related products will impact our commercial efforts and affect our ability to become profitable.

We expect to generate a portion of our revenues from the sale of products related to the production and use of alternative energy and electricity as commodities. Some of the significant incentives for customers to use our intended products and services are the rising cost and scarcity of fossil fuels such as oil, natural gas and coal. We offer our customers an alternative to fossil fuel reliance through the electrification of industrial processes. As a result, we will be exposed to the fluctuating commodity prices applicable to fossil fuels and electricity. Historically, fossil fuel and electricity prices have been volatile, and we expect such volatility to continue. Furthermore, future supply of and demand for fossil fuels and electricity are unpredictable. There are many entities in the fossil fuels and electricity commodities markets, such large energy companies, and governments, that are of far greater size and influence than us and which can often cause significant movement in the short- and long-term supply and prices of fossil fuels and electricity. Fluctuations in the commodity price of fossil fuels and electricity may have a materially adverse impact on our profitability. We have to factor these fluctuations into our business plan in order to mitigate the associated commodity price risk. There is a risk that we may expend large sums of money to generate alternative energy products and yet a market never properly develops for them and thus we may not become profitable due to the market volatility of fossil fuels and electricity.

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

Our products are intended to be sold globally. This means that we will operate in different jurisdictions, some of which have requirements for regulatory permits, certifications, authorizations, or requirements from government authorities or other administrative bodies. In addition, these may have different local standards or specific divergences, which is normal in the energy industry. We intend to apply for and obtain all relevant permits and authorization that are required in accordance with agreements or to carry out our operations. This includes our intention to operate within, and obtain approvals for, the requirements of the International Organization for Standardization, or ISO, that are relevant to our field (such as ISO14001, ISO9000, ISO18001, and ISO 27001:2022).

Furthermore, in certain circumstances, we are dependent on our ability or our customers’ ability to obtain and maintain building permits, environmental permits, and permits to import and install our products in each local market. If we cannot obtain or were to lose such permits, certifications, and authorizations, or if our customers were to lose any of their permits, this could have a significant negative impact on our operations, financial position and earnings. Failure to comply with local, national, or international environmental and safety regulations could lead to fines or shutdowns.

The field of energy storage integration is relatively new and still developing, and the regulation of the field is also changing and developing.

Our field of business is rapidly developing and, accordingly, so is its regulatory scheme. It is likely that the regulatory schemes in which we operate will continue to change and develop, which may affect our operations. Some of our current projects are still pending permits and/or approvals and there is no certainty that we will receive such permits and/or approvals on our projected timeline or at all or if we are approved, that the outcome will be favorable to us. Further, if our permits are approved, the approval may be conditioned based on certain terms, which may cause a delay in our timelines and increase process costs. Additional conditions like geopolitical challenges may make our projects unfeasible or significantly undesirable for us.

Our international activities expose us to operational risks in new territories, which includes navigating unfamiliar regulatory environments and may lead to compliance and financial exposure.

Expansion of our operations outside of our existing markets will require management attention and resources, involves additional risks, and may be unsuccessful, which could harm our future business development and existing operations. Our international expansion includes new potential risks that we must navigate. Our international operations complicate and extend our supply chains and present additional logistical concerns. The ability to source raw materials and deliver our products in a timely manner and on budget requires capable and reliable distribution channels. Disruptions caused by uncontrollable events, such as natural disasters, geopolitical actions or pandemics, can lead to delays in production and distribution.

Our business operations in multiple international jurisdictions creates a myriad of regulatory concerns. These arise from the need to comply with diverse and, often, complex regulatory frameworks in various countries. There are many types of regulatory risks, but some of the most common involve environmental regulations, local content requirements, labor laws and taxes, may impact our business models and local filing and permitting can be costly, lengthy and unpredictable. Investing time and resources in establishing the necessary local infrastructure that complies with local requirements may lead to compliance and financial exposure.

We have recently expanded our operations in certain European territories through our joint venture company, Brenmiller Europe, and plan to further expand into other markets in Europe and in the U.S. through third-party distribution agreements. These expansion plans will require management attention and resources and may be unsuccessful. In certain markets, we may have limited or no operating experience, may not benefit from any first-to-market advantages and may have to compete with local companies that have developed a strong understanding of the local market and TES needs. We have limited experience entering into new markets. Because we do not have experience in this regard, we may not be able to accurately predict the costs of, or anticipate and manage potential challenges in, establishing distribution efforts and operations in such markets. Furthermore, to deliver satisfactory performance for customers in new markets, it may be necessary to locate physical facilities, and establish logistics networks to and from such markets. We have limited experience establishing such procurement networks to and from other countries. We may not be successful in expanding into additional international markets or in generating revenue or profits from such operations. Furthermore, laws and regulations in countries we enter may increase our costs or interfere with our business in these countries.

Operating internationally requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required to establish and expand our operations will produce desired levels of revenues or profitability. If we invest substantial time and resources to establish and expand our operations and are unable to do so successfully and in a timely manner, our business, financial condition and operating results may be materially and adversely affected. In addition, the quality of our current engineering documentation can lead to delays in overall project timeline.

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

Changes in environmental laws and regulations, or fundamental changes in the operations of government agencies, could reduce demand for our products or impact the timing for our services.

A portion of our business is driven by environmental laws and regulations. In August 2022, the U.S. Congress passed, and President Biden signed into law, the Inflation Reduction Act, or IRA, which provides $128 billion in new funding for renewable energy and grid energy storage. On January 20, 2025, however, President Donald Trump issued an executive order directing federal agencies to immediately pause the disbursement of funds appropriated through the IRA. The full impact of this Executive Order and related administrative actions is uncertain at this time. In addition to pausing such disbursement, the Trump administration may also seek to challenge, repeal, or revise this rule and Congress may attempt to repeal or amend the IRA with respect to renewable energy and grid energy storage; however, we cannot predict what, when, or how the new administration or Congress may take actions to rollback or otherwise revise existing laws, rules, or regulations related to renewable energy and grid energy storage or the ultimate impact such changes may have on our business or results of operations.

Furthermore, President Trump has signed several executive orders rescinding many of the Biden administration’s executive orders and associated climate-related initiatives. President Trump’s directives included, among other things, directing the U.S. Environmental Protection Agency, or EPA, to reconsider its 2009 endangerment findings relating to greenhouse gases, or GHGs, which provides regulatory justification for federal GHG permitting and methane emission control requirements, and directing the EPA to reconsider its use of social cost of GHG estimates in federal permitting decisions. We cannot predict the ultimate impact of these executive orders or any similar future changes on our business or results of operations.

Moreover, President Trump signed an executive order to withdraw the United States from the Paris Agreement under the UN’s Framework Convention on Climate Change, or the Paris Agreement and the Convention.

If the U.S. federal government does not continue to address environmental laws and regulations relating to renewable energy and TES, it may adversely impact the ability of companies in the renewable energy sector to generate revenue, including us. Fundamental changes in the operations of government agencies (i.e., significant agency staff reductions, changes or delays in processes for awarding contracts, and decisions to shutdown portions of local or state government) also could impact the amount or timing of our revenue, if any. Also, reduced spending by governmental agencies may increase competition within our industry, which may directly affect future revenue and profits, if any.

Many U.S. states have renewable energy bills and goals, including laws to increase renewable energy sources and to reduce carbon emissions. If state governments do not continue to address environmental laws and regulations, it may adversely impact the ability of companies in the TES sector to generate revenue, including us.

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

While we have recently obtained ISO 27001 certification, and certain of our operations have business continuity and disaster recovery plans and other security measures intended to prevent and minimize the impact of IT-related interruptions, our IT infrastructure and the IT infrastructure of our consultants, contractors and vendors are vulnerable to damage from cyberattacks, computer viruses, unauthorized access, electrical failures and natural disasters or other catastrophic events. We could experience failures in our information systems and computer servers, which could result in an interruption of our normal business operations and require a substantial expenditure of financial and administrative resources to remedy. System failures, accidents, or security breaches can cause interruptions in our operations and can result in a material disruption of our business operations. The loss of data or data security breaches could result in delays in our development and regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur regulatory investigations and redresses, penalties and liabilities and the development of our product candidates could be delayed or otherwise adversely affected. Because there are many different security breach techniques and such techniques continue to evolve, we may be unable to anticipate attempted security breaches, react in a timely manner or implement adequate preventative measures. If a breach of security or other data security incident occurs or is perceived to have occurred, the perception of the effectiveness of our security measures and reputation could be harmed and we could lose current and potential customers.

Even though we believe we carry commercially reasonable business interruption and liability insurance, following international standard protocols, we might suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies or for which we do not have coverage. For example, we are not insured against terrorist attacks or cyberattacks. Any natural disaster or catastrophic event could have a significant negative impact on our operations and financial results. Moreover, any such event could delay the development of our products under development.

Our business and operations would suffer in the event of computer system failures, cyber-attacks or a deficiency in our cybersecurity.

Despite our recent ISO 27001 certification, the implementation of security measures intended to secure our data against impermissible access and to preserve the integrity, privacy and confidentiality of our data, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our products development programs. For example, the loss of data from our projects could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. We may not be able to remedy any problems caused by hackers or other similar actors in a timely manner, or at all. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until after they are launched against a target, we and our service providers may be unable to anticipate these techniques or to implement adequate preventative measures. To the extent that any disruption or security breach was to result in a loss of or damage to our project data, or inappropriate disclosure of confidential, personal or proprietary information, we could incur material legal claims and liability, including under data privacy laws such as the Protection of Privacy Law, 5741 - 19811, damage to our reputation, and the finalization of our products under development could be delayed.

Risks Related to Our Financial Condition and Capital Requirements

Our management has concluded, and the report of our independent registered public accounting firm contains an explanatory paragraph that indicates that there are conditions that raise substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

We have not yet generated significant revenues from our operations, we had an accumulated deficit as of December 31, 2024 of $102,200 thousand and we also have a history of net losses and negative operating cash flows. In 2022, we began commercializing our products and services and recently commenced operating a new production facility in Dimona, Israel after shifting our operations from the development stage to commercial operations. However, we expect to continue incurring losses and negative cash flows from operations until we reach profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, our management has concluded that these conditions raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to commercialize our products and services and raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

We expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or adjust our commercialization and product development efforts, expansion to new markets, or other activities.

Our primary business activity is the development and commercial sale of our TES systems through equipment sales and through the adoption of new energy or heat as a service business models. We anticipate that we will need to rely on external sources of financing, such as credit, project financing or other forms of investments, for our working capital and project development costs. As of December 31, 2024, our cash and cash equivalents and restricted deposits were $4,130 thousand. We expect that we will require substantial additional capital to continue our research and development activity and to proceed with pilot projects that partly will have to be financed by us in order to penetrate relevant markets or secure certain clients and commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us. Our future funding requirements will depend on many factors, including but not limited to:

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

We expect our operating expenses to increase in the future as we expand our operations. If our revenue does not grow at a greater rate than our expenses, we will not be able to achieve and maintain profitability. We may incur significant losses in the future for many reasons, including without limitation the other risks and uncertainties described in this annual report. Additionally, we may encounter unforeseen expenses, operating delays, or other unknown factors that may result in losses in future periods. If our expenses exceed our revenue, our business may be seriously harmed, and we may never achieve or maintain profitability.

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

The terms of our credit facility agreement with the EIB will and future indebtedness may, restrict our current and future operations, particularly our ability to take certain actions and to raise capital for future projects.

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

No assurance can be made that our trade secrets and other confidential proprietary information will not be disclosed in violation of our confidentiality agreements, or those competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secret.

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

Risks Related to Ownership of our Securities

Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

On August 12, 2024, we received a written notice from the Nasdaq Stock Market LLC, or Nasdaq, indicating that we are not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), we were granted a grace period of 180 calendar days to regain compliance with the minimum bid price requirement. On January 16, 2025, we announced that we received a written notice from Nasdaq that we have regained compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq staff made this determination of compliance after the closing bid price of our ordinary shares on Nasdaq was at $1.00 per share or greater for the 10 consecutive business days prior to the date of the notice. Accordingly, we have regained compliance with Nasdaq Listing Rule 5550(a)(2), and Nasdaq considers the prior bid price deficiency matter now closed.

However, there can be no assurance that we will be able to maintain compliance with the minimum bid price requirement or that we will otherwise be in compliance with other Nasdaq listing criteria.

If, for any reason, Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a decrease in the number of institutional and general investors that will consider investing in our ordinary shares;

●	a determination that our ordinary shares are a “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage;

●	a reduction in the number of market makers for our ordinary shares and the number of broker-dealers willing to execute trades in shares of our Ordinary Shares;

●	a decreased ability to issue additional securities or obtain additional financing in the future; and

●	being subject to regulation in each state in which we offer our securities.

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

Our officers and directors currently beneficially own approximately 12.56% of our Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of March 4, 2025, our officers and directors beneficially own approximately 12.56% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

In the two financial years prior to December 31, 2024, we have incurred losses of $16.4 million in the aggregate, which has resulted in our inability to distribute dividends. We have never declared or paid cash dividends, and we do not anticipate paying cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Ordinary Shares as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. In addition, the Israeli Companies Law, 5759-1999, or the Companies Law, imposes restrictions on our ability to declare and pay dividends.

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

Based on the projected composition of our income and valuation of our assets, we may be a passive foreign investment company, or PFIC, for 2024 and may become or continue to be a PFIC in the future. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenues Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC (see “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information).

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors, or management are U.S. citizens or residents, and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

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

Further, many Israeli citizens are obligated to perform several days, and in some cases, more, of annual military reserve duty each year until they reach the age of 40 (or older for certain reservists) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. For example, on October 7, 2023, Hamas terrorists invaded southern Israel and launched thousands of rockets in a widespread terrorist attack on Israel. On the same day, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty, including a few of our employees. As of March 4, 2025, one of our employees is deployed for reserve military service, none of whom are members of our management. However, our operations could be disrupted by future reserve duty call-ups. While none of our facilities or infrastructure have been damaged since the war broke out on October 7, 2023, the import and export of goods may experience disruptions in and out of Israel as a result of such military conflict. A prolonged war could result in further military reserve duty call-ups in the future as well as irregularities to our supply chain and the movement of components and raw material into Israel and our finished products exported from Israel. Such disruption could materially adversely affect our business, prospects, financial condition, and results of operations.

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

We are exposed to foreign currency risk mainly with respect to revenue generated outside of Israel, the purchase of raw materials, foreign subcontractors and advisors and royalty liabilities that are denominated or linked to dollars. Most of our expenses are denominated in NIS, which expenses primarily include payroll expenses, the dollar and, to a lesser extent, the Euro. In the years ended December 31, 2024 and 2023, approximately 73% and 78%, respectively, of our expenses were denominated in NIS. Our NIS-denominated expenses consist principally of salaries and related costs as well as other related personnel expenses. In addition, our lease and Israeli facility-related expenses and certain engagements with other Israeli vendors are denominated in NIS. We anticipate that a portion of our expenses will continue to be denominated in NIS. The appreciation of the NIS in relation to the dollar amounted to 0.6% for the year ended December 31, 2024 and the appreciation of the NIS in relation to the dollar amounted to 3.1% for the year ended December 31, 2023. We cannot predict any future trends in the rate of depreciation or appreciation of the NIS against the dollar. Accordingly, we face exposure to adverse movements in currency exchange rates.

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

We have received government grants from IIA and other governmental ministries for the financing of a significant portion of our research and development expenditures in Israel. Unless otherwise agreed by the applicable authority of the IIA, we must nevertheless continue to comply with the requirements of Israeli Law for the Encouragement of Industrial Research and Development, 1984 and regulations promulgated thereunder, or the R&D Law, with respect to technologies that were developed using such grants, or the Financed Know-How, including an obligation to repay such grants from consideration received from sales of products which are based on the Financed Know-How, if and when such sales occur and if applicable in accordance with the grant plan.

In accordance with certain grant plans, in addition to the obligation to pay royalties to the IIA and the Israeli Ministry of Energy, the R&D Law requires that products which incorporate Financed Know-How be manufactured in Israel and prohibits the transfer of Financed Know-How and any right derived therefrom to third parties unless otherwise approved in advance by the IIA and the Israeli Ministry of Energy. Such prior approval may be subject to payment of increased royalties. Although such restrictions do not apply to the export from Israel of the Company’s products developed with such Financed Know-How, they may prevent us from engaging in transactions involving the sale, outsource or transfer of such Financed Know-How or of manufacturing activities with respect to any product or technology-based on Financed Know-How, outside of Israel, which might otherwise be beneficial to us. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of Financed Know-How (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

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

Provisions of Israeli law, our amended and restated articles of association and certain of our agreements may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

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

These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may also limit the price that investors may be willing to pay in the future for our Ordinary Shares.

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

The rights and responsibilities of the holders of our Ordinary Shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in such company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s amended and restated articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval, as well as a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder of an Israeli company or a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. Israeli Law does not describe the substance of this duty of fairness but states that the remedies generally available upon a breach of contract, will also apply in the event of a breach of duty of fairness, taking into account such shareholder’s position. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. companies.

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

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

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

In 2022, 2023 and 2024, our capital expenditures amounted to $1,465 thousand, $2,654 thousand, and $343 thousand, respectively. Our current capital expenditures are primarily for manufacturing facility and equipment, computers, software, research and development equipment and office improvements substantially all in Israel, and we expect to finance these expenditures primarily from cash on hand.

B. Business Overview.

We are a technology and project development company that develops, produces, markets, and sells TES systems based on our proprietary and patented bGen™ technology. We also initiate and execute TES EaaS projects, in line with our current business model. Our technology enables the electrification and decarbonization of the industrials sector, resulting in better integration with renewable energy sources and a reduction in carbon emissions. Our business is not subject to seasonality.

The Need

We believe that climate change is the greatest challenge of our times. A major contributor to climate change is carbon emissions being emitted to the atmosphere. To combat this, countries and organizations have set and are continuing to set targets for themselves and various industries to reduce their carbon emissions. In order to meet such carbon emission targets, we believe it is necessary to expedite the transition from reliance on fossil fuels to the widescale adoption of renewable energy sources and systems that result in carbon capture, energy storage, efficient energy recovery, and can benefit from the reuse of wasted heat or renewable energy. Our bGen™ TES system stores energy from electrical heaters and can also recover wasted heat from available energy resources to provide one consistent energy output. By doing so, the bGen™ TES system can precisely match energy supplies with the demand and bridges the gap between renewable energy and conventional power sources. Accordingly, we believe TES systems such as our bGen™ system have become essential to the renewable energy market to ensure the reliability and stability of energy supplies.

Our Technology

We have developed our bGen™ technology over the last thirteen years and have tested it across three generations of demonstration units at various sites globally. Our bGen™ technology uses crushed rocks to store heat at temperatures of up to 1400 degrees Fahrenheit (760 degrees Celsius) and is comprised of key elements inside one unit: thermal storage, heathers, heat exchangers, and a steam generator. The use of crushed rock as a means of storage results in no hazardous challenges to the environment and enhances system durability so that even after tens of thousands of charge and discharge cycles, the storage material does not need to be replaced because the storage material does not suffer from degradation in performance. Additionally, the bGen™ technology can be charged with multiple heat sources, such as residual heat, and renewables, as well as from electrical sources using embedded electric heaters within the TES system. The TES system dispatches thermal energy on demand in the form of power, steam, air, hot water and heat, which can be saturated for industrial use, or in the form of a superheated steam, which can also be used to activate steam turbines.

The following image depicts our bGen™ system charged by flue gases.

The TES system is capable of being implemented as a stand-alone system or into both power plants and industrial facilities. Its applications may vary, but include, and are not limited to, the use in producing industrial steam by recovering wasted heat in production processes, solar thermal power plants, cogeneration plants, and the electrification of heat. The TES system is passive, meaning that it can function with no moving parts, motors or chemical materials that change their accumulation state and, therefore, has relatively low maintenance and operating requirements compared to other energy storage solutions.

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

bGen™ Cool

On July 18, 2024, we announced that we will expand our proprietary technology’s capabilities and develop a Cold Thermal Energy Storage, or CTES, solution for data center applications, called the bGen™ Cool. Leveraging the bGen™’s core competencies, we expect minimal investment is needed to adapt our existing proprietary TES technology to meet data center demand.

bGen ZTO

On February 4, 2025, we announced that we have commenced the development of a TES system, the bGen ZERO Thermal Oil™, or bGen ZTO, designed to electrify thermal oil for industrial applications. Planned for commercial availability in 2026, bGen ZTO is a modular TES system that will combine an internal electric conversion for storage with integrated heat exchange, achieving nearly 100% cycle efficiency through simplified maintenance and indirect oil heating with minimal degradation, smooth stability, and limited breakdown, if any, while heating thermal oil up to 340 degrees Celsius.

Business Strategy and Addressable Markets

We are focused on the sale of thermal storage equipment using several business models. To date, the completed projects employ the sale of equipment model in which we design and sell our equipment to third party customers, install the equipment at the customer’s site and the customer remains the owner of the equipment and we provide warranty and maintenance services to the customer at a predetermined price as part of the sale package.

In 2023, we also started the implementation of our new business model, the EaaS model, wherein we install a TES bGentm system for the benefit of third party customers at a customer’s site and provide operation and maintenance services. We then sell energy (steam, hot air, etc.) to the customer at agreed upon prices. The EaaS model is more suitable to industrial customers who are not energy experts and wish to outsource their energy services. In 2023, for the Tempo Beverages Ltd., or Tempo, project, we initiated our first EaaS contracts where we plan to own, finance, build and operate our TES systems at or near our customers’ sites and either sell the energy to the customer at a fixed energy price or receive a fixed revenue stream in connection with the energy service provided to the customer. In both cases, we have granted the customer a right to acquire the TES system after fixed period. Backed by our TES gigafactory in Dimona, Israel, which at its full production capacity target of 4 GWh is expected to produce $200 million worth of bGen™ systems annually, our position as a leader in thermal energy storage translated into a global pipeline of commercial opportunities valued at over $500 million as of the date of this annual report on Form 20-F.

We market our products through exclusive distributers in our target markets, with online marketing efforts to attract potential customers, and direct outreach to potential customers through our sales team. Our primary target markets are in the United States, Europe, and Israel. We are initiating commercial equipment sales or EaaS model agreements in many of these target markets and, depending on their success, we expect to develop our sales and services for future customers in these regions.

Since our incorporation, we have had ongoing losses and incurred negative cash flows from operating activities. For example, as of December 31, 2024, and December 31, 2023, we had operating losses of $10,562 thousand and $9,860 thousand, respectively. We have mainly financed our activities through issuances of Ordinary Shares and warrants, revenues from the sale of products, revenues from licensing fees and engineering services, governmental grants and a loan from the EIB. Management plans continuing commercialization of our products and services, raising capital through private placements, public offerings, through government grants under approved research and development plans. In addition, management is planning to find additional cash sources through additional equity and/or debt financing. There are no assurances however, that we will be successful in obtaining the level of financing needed for our operations or that such financing will be available on terms acceptable to us. If we are unsuccessful in commercializing our products and raising capital, we may need to reduce, delay, or adjust its operating expenses, including commercialization of existing products or be unable to expand its operations, as desired.

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

Industrial heat makes up to two-thirds of industrial energy demand and almost one-fifth of global energy consumption. Industrial heat is also the primary source of direct CO₂ emissions in the industrial sector, as most industrial heat is still generated through fossil fuel combustion. According to the International Energy Agency’s Renewables 2023 report, renewable heat sources, including biomass and electrification, have gained traction, but they still account for only 13% of global industrial heat consumption, underscoring the urgent need for further decarbonization efforts.

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

Manufacturing

We manufacture our proprietary bCube™ components for our TES systems at our production plant in Dimona, Israel. After production, we ship the TES system components to the customer sites and assemble the system on site. The current bCube™ production line capacity that we plan to achieve at our factory in Israel is for 1 Gwh to MWh of bCube™ thermal storage units per year.

We are currently in advance stages of automating our production line in Dimona, Israel. On May 2, 2023, we inaugurated our TES gigafactory in Dimona, Israel. As of December 31, 2024, we have received and installed the majority of the equipment for the Dimona facility build-out. The production facility is planned to be Industry 4.0 compliant and will have a fully automated production line with a production capacity of up to 4 GWh of the bCube™ incorporated in the Company’s patented bGen TES modules annually. We expect that the Dimona facility will be fully operational by the end of the first quarter of 2025, and plan to ramp-up the production line and increase its production capacity in order to reach its full production capacity target of 4 GWh annually. The equipment purchase order was financed through a non-dilutive €7.5 million credit facility agreement with EIB, out of which an amount of €4 million was withdrawn in July 2022 by the Company.

On July 8, 2024, we signed an amendment to the credit facility agreement with EIB. Following the amendment, the second tranche of €3.5 million is available within 48 months instead of 36 months of signing the EIB Agreement, or March 31, 2025, subject to certain conditions, with a 5.0% fixed annual interest rate, which is expected to expire by March 31, 2025.

Commercial Projects

As of March 4, 2025, our primary activity is focused on the development of our technology and its application into products and commercial solutions and continuing the assembly of our new production line.

We are currently in the process of installing projects in various geographic regions in an effort to demonstrate the use of its technologies for both industrial and utility scale applications, which are ultimately expected to support the commercialization of the technology. Our projects are progressing as planned and are expected to reach major milestones over the next twelve months.

Tempo

On February 13, 2025, our contractor has started assembling our 32 MWh bGen™ ZERO TES system for Tempo. Accordingly, we remain on track to complete the TES system commissioning for Tempo by the end of 2025. The contractor is responsible for ensuring that the construction and installation of Tempo’s bGen™ TES system complies with safety standards, includes mechanisms for supervision, reporting and coordination with Brenmiller, and stays on schedule. Under the contract we are is set to replace Tempo’s fossil fuel boilers with a 32 MWh bGen™ ZERO TES system. By enabling the switch from heat derived from fossil fuels to heat derived from electricity, eliminating the use of approximately 2,000 tons of heavy fuel each year, our bGen™ is estimated to mitigate over 6,200 tons of carbon emissions annually and save Tempo an estimated $7.5 million over 15 years.

Wolfson Medical Center

On January 29, 2024, an agreement was signed with the Wolfson Medical Center, or Wolfson Hospital, in the city of Holon, Israel for the construction of a TES System pursuant to which we will build and install on the Wolfson Hospital premises a TES System that will provide industrial steam and other services to the Wolfson Hospital (including training and certification of the Wolfson Hospital related staff that will be responsible for the operation and maintenance of the TES System. The TES System will operate using electricity and water supplied by the Wolfson Hospital and will provide the Services for a period of seven years, commencing no later than 15 months after obtaining all necessary regulatory approvals and allowing for a two-month running-in period. The operation of the TES System, and the required maintenance thereafter will be our responsibility including efficiency ratio of the TES System during the service period that will be examined annually; subject to a contractual remedy period, any failure to meet the efficiency ratio may give Wolfson Hospital cause to terminate the agreement and claim compensation as determined in the agreement. In consideration for the services, Wolfson Hospital will pay a total of approximately NIS 11.9 million (approximately – $3.3 million), in non-equal monthly payments and will have the option to acquire the TES System after the conclusion of the 7 year service period for an agreed amount equal to NIS 1. million (approximately - $ 0.3 million), and following which the Hospital will also have the option to acquire annual maintenance services (including spare parts) from us. If the option to acquire is not exercised, then we will be responsible to dismantle and vacate the TES System from the Wolfson Hospital premises.

Philip Morris

We entered into a Master Supply and Services Agreement, effective as of December 1, 2021, with Philip Morris Products SA, or Philip Morris, a large international company in the field of tobacco to supply our bGen storage systems to Philip Morris and its subsidiaries. The agreement is set for a period of five years, and it sets out, among other things, logistical, technical terms as well as engineering, procurement, and construction terms. Under the agreement various international companies and manufacturing plants around the world, all of whom are affiliates of Philip Morris, would be able to contract us directly, through a local service agreement, to supply our systems and integration services. The agreement also includes customary representations, conditions and indemnification terms.

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

New York Power Authority

On February 6, 2024, we announced that we had completed all required system tests and operator training and has handed over our first bGen™ installation in the SUNY campus. The bGen™ storage system installation at a SUNY college charges by using both exhaust gas and electricity and discharges heat on demand. Our bGen™ is expected to eliminate approximately 550 metric tons of greenhouse gas emissions for SUNY annually. Developed and deployed in partnership with the New York Power Authority, the largest state power organization in the U.S., the project was financed in part by a grant from the Israel-U.S. Binational Industrial Research and Development (BIRD) Foundation.

Our TES system that was installed at Purchase College is fully operational, heating the school’s gymnasium, and is expected to demonstrate an increase in energy efficiency and cut carbon emissions on the State University of New York campus.

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

The bGen™ unit was inaugurated in November 2022 and the parties are currently in discussions regarding conclusion of the contract.

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

The agreement also provides that Fortlev will make its best efforts to construct a manufacturing facility in Brazil as soon as possible after the effective date of the agreement, and to obtain any licenses necessary to commercially produce bGen, with all costs of the construction and licensing of the manufacturing facility to be paid by Fortlev. On August 31, 2020, Fortlev has notified us that they intend to start planning and building a production facility to produce products incorporating the bGen™ technology. Fortlev is expected to bear all the expenses of the building of this facility in Brazil. During 2024, the agreement between the parties was terminated by mutual understanding.

Rotem 1

The Rotem 1 project is a concentrated solar thermal project in Dimona, Israel. Concentrated solar thermal collectors are coupled with a TES system and steam turbine power block set to supply electricity to Israel’s Electric Corporation under a power purchase agreement with Israel’s Electric Corporation. After December 31, 2020, we began to act to realize our holdings in the Rotem 1 Project and to construct it for a third party. In 2022, following an agreement reached with the lessor of the land on which the Rotem 1 project was built, we vacated the premises and the land was returned to the lessor after dismantling the facility. Following this, we ceased operations of our Rotem 1 project and consequently derecognized the lease obligation and right of use of the land. For the year ended December 31, 2022, we recorded an impairment charge of $360 thousand in connection with this project. On July 17, 2023, our board of directors approved the liquidation of Brenmiller Energy (Rotem) Ltd. and the sale of the hydroelectric microturbine from Brenmiller (Rotem) Ltd. to Brenmiller Energy Ltd. in accordance with its fair value as shown in its consolidated financial statements. In 2024, the Company has written-off the hydroelectric microturbine in the amount of $229 thousand. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Comparison of the Year Ended December 31, 2024 to the Year Ended December 31, 2023—Other income (expenses), net.”

Prospective Projects

In September 2022, we signed a Memorandum of Understanding with Green Enesys Deutschland GmbH, or Green Enesys, and Viridi Energias Renovables Espana, S.L., or Viridi RE, two European based developers of green energy projects, to perform engineering studies for incorporating our bGen TES for Green Enesys’ and Viridi REs’ proposed green hydrogen production facilities throughout Spain. Green Enesys and Viridi RE are currently developing three green hydrogen projects in Spain, with the goal of decarbonizing the European Union’s industrial, power generation and transportation sectors. The projects will have a combined capacity to produce over 100,000 tons of green methanol annually. Further to this memorandum of understanding with Green Enesys and Viridi RE, on December 10, 2023 we signed a non-binding memorandum of understanding with SolWinHy Cádiz S.L, a special purpose company jointly owned by Green Enesys Group and Viridi RE, to develop new build hydrogen and e-methanol projects and that our bGen was selected as the preferred solution for the SolWinHy Cádiz S.L project in Arcos de la Frontera, Spain, or the Cadiz Project. The Cadiz Project is expected to integrate bGen TES capabilities with a capacity of at least 55 MWh and a final investment decision for the Cadiz Project is expected to be made by the end of 2026.

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

In July 2023, we signed a memorandum of understanding with Waeree Energies Ltd, India’s largest manufacturer of solar panels, to implement bGen™ TES in India. Under the terms of the memorandum of understanding, both parties are jointly exploring, developing and deploying solar-powered TES systems in India, subject to a future definitive agreement.

On January 11, 2024, we signed a non-binding memorandum of understanding with RSP Systems outlining the terms of a distribution agreement for RSP Systems to be the exclusive distributor of our bGen units in the northeast region of the United States. On June 3, 2024, we entered into a distribution agreement with Rock Energy Storage LLC to sell and distribute our bGen™ thermal energy storage systems in Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island, Vermont and New York. The definitive 5-year agreement includes cumulative projected sales milestones exceeding $150 million.

On June 12, 2024, we signed a non-binding memorandum of understanding with Proactive Planet, a renewable energy solutions provider based in Calgary, Canada to distribute bGen™ TES systems to industrial companies and electric utilities in the province of Alberta in Canada. The agreement aims to expand and accelerate the rollout of our bGen™ TES technology through equipment sales. Under its terms, a prospective 3-year definitive agreement would include projected sales milestones based on the companies’ pipeline. The term of the memorandum of understanding expired on December 7 2024, and the parties did not extend the longstop date, however, there is still ongoing dialogue about several potential customers, and if such leads would materialize, 5h3 the parties would operate under the terms of the memorandum of understanding.

On August 19, 2024, we announced that we had entered into a 12-year EaaS agreement with Partner in Pet Food Hungaria KFT, or PPF, one of Europe’s leading private label pet food producers. Under the terms of the agreement, we will deliver low-cost and low-carbon steam to PPF and be in a position to offer grid balancing services to the local transmission system operator, MAVIR. Under the terms of the agreement, we will design, build, own and operate a 30 MWh bGen™ ZERO system next to PPF’s pet food manufacturing plant in Dombovar, Hungary. Our bGen™ ZERO will take priority over PPF’s existing fossil fuel boilers, significantly reducing the pet food manufacturer’s energy costs and carbon footprint. PPF will purchase steam from Brenmiller at a fixed rate. As of March 4, 2025, the progress continues on project development, including the signing of a land option agreement, establishment of an SPV, and submission of a grid connection request. Project financing is expected to be secured by the end of 2025.

On September 25, 2024, we announced the formation of a new joint venture, Brenmiller Europe, together with Integrated Renewable Energy Solutions S.L, or IRES. IRES is jointly owned by Green Enesys Group and Viridi RE. The new entity will distribute our products, such as the bGen™ and recently unveiled bGen™ ZERO, through either an equipment sale model and/or an EaaS business model, starting in Spain, Hungary, Germany and Portugal. We hold 60% and IRES holds 40% of the issued shares of Brenmiller Europe. Brenmiller Europe will capitalize on Green Enesys and Viridi’s expertise in developing and deploying large-scale clean energy projects in Europe. The JV aims to rapidly expand the adoption of our bGen™ technology across Europe, focusing on driving product sales, delivering energy services, and securing project-level financing in high-growth markets, starting in major European countries where Brenmiller Europe has the exclusive rights to distribute bGen™ systems, subject to certain revenue and performance requirements. We will manufacture bGen™ modules at our gigafactory in Dimona, Israel, while retaining ownership of our intellectual property.

On October 24, 2024, we announced that, together with Brenmiller Europe, we have signed a non-binding Letter of Intent, or LOI, with Entelios AG, a leading flexibility service provider in Germany. Entelios AG specializes in the aggregation and trading of decentralized flexible assets. Entelios AG focuses on maximizing revenues across relevant short-term flexibility markets through its Entelios AG Cross-Market Optimisation platform. Through the LOI, we plan to mutually develop business models to manage the operation of our bGen™ systems and optimize energy costs by entering into multiple flexibility markets. This setup would allow the supply of renewable thermal energy to industrial users in Germany, aiming to reduce emissions by transitioning from natural gas to electricity. Entelios AG will serve as an expert in optimization and flexibility management services. As of March 4, 2025, we are collaborating under the memorandum of understanding to develop various potential leads and explore the German market.

On February 20, 2025, we announced that we entered into a strategic cooperation agreement with Baran Energy, a subsidiary of the Baran Group Ltd., or Baran, (TASE: BRAN), an international engineering company that provides management, design and financing solutions for large-scale infrastructure projects, to accelerate bGen™ ZERO project development and deployments through sales, acquisitions, and operations of selected projects in Israel. To further bGen™ uptake within industrial sectors, we plan to sell certain projects to Baran, subject to the satisfaction of certain conditions precedent, benefiting from Baran’s core project capabilities to ensure effective and timely deployment.

Research and Development

Research and development are a central part of our business and allows us to further develop and improve our products. Our research and development team includes engineers, researchers, technicians, quality personnel, and prototyping teams, all of whom work closely together to design, enhance and deliver the next generations of our products based on our core technology. This research and development team conceptualizes technologies, examines the feasibility of selected approaches, reviews the basic and detailed designs, and then builds and tests prototypes before refining and/or redesigning as necessary. Our quality personnel work in parallel with engineers and researchers, which allows us to anticipate and resolve potential issues at early stages in the development cycle. We conduct our research and development efforts at our facility in Rosh Haayin, Israel at our production factory in Dimona and on certain land leased from the Rotem Industrial Park. We believe that the close interaction among our research and development teams allows for the timely and effective realization of our products.

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

We finance our research and development activity in part by investing our cash flow and in part by grants from the Israeli Ministry of Economy and Industry, including grants from the IIA, the Israeli Ministry of Energy, the BIRD Foundation, and the NYPA. These grants are awarded after examination of applications, which are submitted by our research and development managers. For more information, see “Item 5.B. Liquidity and Capital Resources—Grants and other Funding Arrangements.”.

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

Our total research and development expenses, net, were $3,589 thousand for the year ended December 31, 2024, $3,178 thousand for the year ended December 31, 2023, and $4,695 thousand in the year ended December 31, 2022. For more information, see “Item 5.A.Operating and Financial Review and Prospects—Operating Results”. As of the years ended December 31, 2024, 2023, and 2022, the company reduced its net research and development expenses by $0 thousand, $92 thousand, and $275 thousand, respectively, using portions of the gross grant amounts received from various government authorities and agencies. For more information, see “Item 5.B.—Liquidity and Capital Resources—Grants and other Funding Arrangements.”

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

No assurance can be given that our intellectual property will provide us with a competitive advantage or that we will not infringe on the intellectual property rights of others. In addition, we cannot be sure that any trademarks will be granted in a timely manner or at all with respect to any of our pending applications. For further discussion of the risks related to our intellectual property, see “Item 3.D.—Risk Factors—Risks Related to Our Intellectual Property.”

Patents

The following table sets forth information regarding our patent portfolio as of December 31, 2024:

Patent No.	Application No.	Title	Grant Date	Expiration Date	Country
2015/05655 10,145,365	2015/05655 14/766,136	Integrated Thermal Storage, Heat Exchange, and Steam Generation	March 29, 2017 December 4, 2018	January 22, 2034 May 14, 2035	South Africa United States(1)
EP2976579(2)	14767720.7	Integrated Thermal Storage, Heat Exchange, and Steam Generation	June 5, 2019	January 22, 2034	Belgium, Switzerland, Germany, Denmark, Spain, France, United Kingdom, Italy, Luxembourg, Norway
240,502	240,502	Integrated Thermal Storage, Heat Exchange, and Steam Generation	December 27, 2019	January 22, 2034	Israel(3)

(1)	On September 17, 2018, we received a Notice of Allowance from the USPTO stating that our application for a patent had been approved. This patent deals with our integrated thermal storage product, which is based on the performance of three central functions: heat exchange, storage of heat at high temperatures, and the production of steam inside of the storage unit. The registration of the patent, which is called: “Integrated Thermal Storage, Heat Exchanger, and Steam Generator” was done on December 4, 2018.
(2)	On February 5, 2019, we received a Notice of Allowance from the European Patent Office stating that our application for a patent in Europe had been approved. This patent deals with our integrated thermal storage product, which is based on the performance of three central functions: heat exchange, storage of heat at high temperatures, and the production of steam inside of the storage unit. The granting of the patent, which is called: “Integrated Thermal Storage, Heat Exchanger, and Steam Generation” was received in June 2019, upon the payment of the registration fee. The Company has continued to the national phase stage in Europe and registered the patent in the following countries on June 5, 2019: Belgium, Spain, Switzerland, Denmark, Germany, France, Great Britain, Italy, Luxembourg and Norway.
(3)	On July 4, 2019, we received a Notice of Allowance from the Israeli Patent Office stating that our application for a patent in Israel had been approved. This patent deals with our integrated thermal storage product, which is based on the performance of three central functions: heat exchange, storage of heat at high temperatures, and the production of steam inside of the storage unit. The granting of the patent, which is called: “Integrated Thermal Storage, Heat Exchanger, and Steam Generation” was done on December 27, 2019.

Trademarks

We have taken steps to register a trademark for our main product, the bGen™ storage system. If our trademark application is approved, we can add the TM mark on all of our documentation for the bGen™, which is used to describe the product, its functionalities, and the technology.

The following table sets forth the jurisdictions in which we have submitted an application for the registration of the bGen™ as a trademark as of December 31, 2024:

Trademark No.	Application No.	Trademark	Grant Date	Application Date	Country
920352340	920352340	bGen in class 11	May 25, 2021	August 4, 2020	Brazil
6,708,110	90/088,601	bGen in class 11	April 19, 2022	August 3, 2020	United States
48639379	48639379	bGen in class 11	March 14, 2021	August 4, 2020	China
4598578	4598578	bGen in class 11	August 6, 2020	August 6, 2020	India
018347359	018347359	bGen in class 11	May 20, 2021	December 1, 2020	European Union
330,213	330,213	bGen in class 11	March 2, 2021	August 3, 2020	Israel

Competition

We operate as a supplier of TES solutions. The energy storage market is broad and contains segments that range from TES to electrical energy storage and other forms of energy storage. The current standard technologies for storing thermal energy are (a) molten salt, which tends to be high in price and maintenance costs, and (b) water, which is limited at low temperatures.

There are a number of companies currently operating in the TES market, primarily due to technological and funding challenges that exist in developing innovative energy storage solutions. Our direct competitors in the TES space are companies such as Antora, Energy Nest, KraftBlock, Kyoto, and Rondo. The focused segment by these competitors is the industrial decarbonization, where companies are required to switch to non-fossil fuels due to environment and increasing cost of carbon tax, while their required process heat, in the production lines, is in the medium to high temperature range. Kraftblock and Kyoto focused more on Europe, Rondo in the US. The companies differ in their Technology Readiness Level, or TRL, according to their number of installed Pilots and maturity, by their modularity approach which is essential in the industrial segment and by their capability of output temperatures. These companies are using mainly the sensible heat approach where Antora uses solid carbon as its storage media, Kyoto is using molten salt as the storage media, Rondo uses Shamot Bricks and Energy Nest the special developed concrete. Additional used technologies and approaches are observed in the TES arena but with a much lower TRL.

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

C. Organizational Structure.

The following is a depiction of our organizational structure as of March 4, 2025:

Each of Brenmiller Energy (Rotem) Ltd., Brenmiller Energy U.S. Inc., a company incorporated under the laws of Delaware, United States, and Brenmiller Energy NL B.V., a company incorporated under the laws of the Netherlands, is wholly owned by Brenmiller Energy Ltd.

Brenmiller Energy (Rotem) Ltd. was established to commence operations in our Rotem 1 Project. However, in 2023, Brenmiller Energy (Rotem) Ltd has ceased operations and is inactive due to a lack of financial resources and the shift in our business focus. As of March 4, 2025, we plan to dissolve Brenmiller Energy (Rotem) Ltd. as soon as possible.

On September 25, 2024, we announced the establishment of a new joint venture subsidiary company called Brenmiller Europe S.L, or Brenmiller Europe, established under the laws of Spain. Brenmiller Europe was established together with IRES, a company that is jointly owned by Green Enesys Group and Viridi RE. Brenmiller Europewill act as a distributor for our products, such as the bGen™ and recently unveiled bGen™ ZERO, through equipment sale models and/or our EaaS business model, commencing in Spain, Hungary, Germany and Portugal. Brenmiller Energy holds 60% of the issued shares of Brenmiller Europe, and IRES holds the remainder 40% of the issued shares of Brenmiller Europe.

On January 21, 2025 we announced the establishment of Bren Dom TES Kft, a fully owned subsidiary (100%) owned by Brenmiller Europe. Bren Dom TES Kft was established according to the laws of Hungary and is intended to be our project and corporate arm for developing all of Brenmiller Europe’s future projects and business activities in Hungary, starting with our Partner in PPF TES project.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2022 and December 31, 2023 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 18, 2024.

Overview

We are a technology company that develops, produces, markets, and sells TES systems based on our proprietary and patented bGen™ technology. Our bGen™ technology uses crushed rocks to store heat at high temperatures, and our TES systems use that heat to dispatch consistent thermal energy on demand. For additional information on our technology and products, see “Item 4.D.—Business Overview – Our Products” for additional information.

Components of our Operating Results

We have not generated significant revenues to date. Our revenues consist of revenues from the sale of our storage units, licensing fees and engineering services.

Our costs and expenses consist of the following components:

●	Cost of Revenues. Our cost of revenues consists of expenditures on materials, payments to consultants and subcontractors, as well as labor, and royalty payments. In addition, the cost of revenues consists of costs and expenses relating to periods in which the plant did not operate in full capacity (which include mainly payroll and related expenses).

●	Research and Development, net. Our research and development expenses consist primarily of payroll, including share-based compensation and related personnel expenses, cost of third-party consultants and subcontractors, expenditure on materials, office maintenance, and depreciation. Such expenses are net of government grants. We expect that our research and development expenses will not change significantly as we continue to develop our storage units and bGen™ technology.

●	Selling and Marketing. Our selling and marketing expenses consist primarily of payroll, including share-based compensation and related personnel expenses, office maintenance, project promotion and cost of third-party consultants. Although we continue to enhance our market penetration efforts mainly by partnering with local agents in our target markets we expect that our selling and marketing expenses will not change significantly.

●	General and Administrative. General and administrative consist primarily of payroll, including share-based compensation and related personnel expenses, professional service fees for accounting, legal, bookkeeping, directors fees and associate costs, allowances for credit losses and depreciation.

●	Other Income (expenses), net. Other income (expenses), net consist primarily of the write-off of the remaining value in connection with the Rotem 1 project.

Results of Operations

The following table presents our results of operations for the periods presented.

	Year Ended December 31,
Dollars in thousands, except per share data	2024	2023

Revenues:
Engineering services	-	621
	$-	$621
Costs and expenses:
Cost of revenues	(985)	(1,555)
Research and development, net	(3,589)	(3,178)
Selling and marketing	(1,197)	(1,148)
General and administrative	(4,557)	(4,637)
Other income (expenses), net	(234)	37
Operating loss	(10,562)	(9,860)
Interest expenses	(244)	(100)
Other financial income, net	4,034	312
Financial income, net	3,790	212
Net loss	$(6,772)	(9,648)
Loss per share:
Basic and diluted	$(1.29)	$(4.99)
Weighted average number of shares outstanding used in the computation of basic and diluted loss per share	5,235,486	1,952,097

Comparison of the Year Ended December 31, 2024 to the Year Ended December 31, 2023

Revenues

Our revenues for year ended December 31, 2024 were $0 thousand, compared to $621 thousand for the year ended December 31, 2023. The revenues for the year ended December 31, 2023 are primarily attributable to engineering services in connection with the engineering milestones of a certain project in Romania that was terminated on June 26, 2023.

Cost of Revenues

The following table presents the breakdown of the cost of revenues for the years ended December 31, 2024 and 2023.

	Year Ended December 31,
Dollars in thousands	2024	2023

Salary and related expenses	$-	$393
Consultants and subcontractors	-	112
Expenditure on materials (including inventory impairment loss)	-	1
Royalties	-	84
Operating costs not attributed to projects (mainly salary and related expenses)	985	965
Total	$985	$1,555

Our cost of revenues for the year ended December 31, 2024, decreased by 37% to $985 thousand, compared to $1,555 thousand for the year ended December 31, 2023. This decrease was primarily due to the termination of our project in Romania in 2023. In the prior year, this project incurred significant costs, including $393 thousand in salary and related expenses and $112 thousand in payments to consultants and subcontractors, which were no longer present in 2024. Additionally, there was a decrease of $84 thousand in royalty liabilities, partially offset by a $20 thousand increase in operating costs unrelated to our projects.

Research and Development, Net

The following table discloses the breakdown of net research and development expenses for the year ended December 31, 2024 and 2023:

	Year Ended December 31,
Dollars in thousands	2024	2023

Salary and related expenses	$2,604	$2,268
Consultants and subcontractors	342	388
Expenditure on materials	56	70
Depreciation and other	200	104
Office maintenance	387	440
	3,589	3,270
Less – government grants	-	(92)
Total	$3,589	$3,178

Net research and development expenses for the year ended December 31, 2024, increased by 13% to $3,589 thousand, compared to $3,178 thousand for the year ended December 31, 2023. This increase was primarily driven by a $336 thousand rise in payroll and related expenses, due to higher allocations to research and development expenses of $367 thousand, along with a modest salary increase of $37 thousand partially offsetting this increase was a $68 thousand decrease in costs related to employees' stock options and bonuses.

We expect that our research and development will not change significantly as we continue to develop our storage units and bGen™ technology.

Selling and Marketing

Selling and marketing expenses for the year ended December 31, 2024 increased by 4% to $1,197 thousand, compared to $1,148 thousand for the year ended December 31, 2023. The increase was primarily attributable to an increase of $70 thousand mainly in travel expenses, partially offset by a decrease of $23 thousand in project promotion expenses.

Although we continue to enhance our market penetration efforts mainly by partnering with local agents in our target markets we expect that our selling and marketing expenses will not change significantly.

General and Administrative

General and administrative expenses decreased by 2% to $4,557 thousand for the year ended December 31, 2024, compared to $4,637 thousand for the year ended December 31, 2023. This decrease was primarily attributable to a decrease of $91 thousand in allowances for credit losses, a $52 thousand reduction in payroll and related costs and a decrease of $56 thousand in depreciation and general administrative expenses. This decrease was offset by an increase of $111 thousand in payments to consultants and insurance expenses.

Other Income (expenses), net

Other net expenses for the year ended December 31, 2024 was $234 thousand, which was primarily attributable to the write-off of the remaining value of the Rotem 1 project, compared to other net income of $37 thousand for year ended December 31, 2023 which was primarily attributable to a gain on the sale of equipment.

Operating Loss

Based on the foregoing, our operating loss increased from $9,860 thousand for the year ended December 31, 2023 to $10,562 thousand for year ended December 31, 2024.

Financial Income, Net

The net financial income for the year ended December 31, 2024, was $3,790 thousand, compared to net financial income of $212 thousand for the year ended December 31, 2023. Our net financial income for the year ended December 31, 2024 was primarily attributable to financial income from a fair value adjustment of warrants of $4,109 thousand, exchange rate differences of $207 thousand and interest income of $215 thousand offset by warrants issuance costs of $473 thousand and interest expenses of $244 thousand.

Our net financial income in the year ended December 31, 2023, was primarily attributable to interest income of $161 thousand and income from exchange rate differences of $142 thousand offset by interest expenses of $100 thousand.

Net Loss

Net loss for the year ended December 31, 2024 decreased by 30% to $6,772 thousand, compared to $9,648 thousand for the year ended December 31, 2023. This decrease was primarily attributable to the increase in the net financial income, offset by the increase in operating loss, as described above.

B. Liquidity and Capital Resources.

Overview

Since our inception through December 31, 2024, we have funded our operations principally from receipt of approximately $119 million in proceeds mainly from the issuance of securities, a loan from the EIB and governmental grants. As of December 31, 2024, we had $4,130 thousand in cash and cash equivalents and restricted deposits, compared to $3,217 thousand as of December 31, 2023.

The table below presents our cash flows for the periods indicated.

	Year Ended December 31,
Dollars in thousands	2024	2023

Cash used in operating activities	$(9,507)	$(6,922)
Cash used in investing activities	(422)	(2,609)
Cash provided by financing activities	10,939	6,362
Net increase (decrease) in cash and cash equivalents and restricted deposits	$1,010	$(3,169)

Operating Activities

Since our incorporation, we have had ongoing losses and incurred negative cash flows from operating activities. For example, in the year ended December 31, 2024, we had operating losses of $10,562 thousand. We have mainly financed our activities in the year ended December 31, 2024 through the issuance of our Ordinary Shares and warrants and receipt of governmental grants. Management plans to continue to commercialize our products and services and secure sufficient financing through additional equity or debt financing. There are no assurances however, that we will be successful in obtaining the level of financing needed for our operations or that such financing will be available on terms acceptable to us.

Cash flows from operating activities consist primarily of loss adjusted for various non-cash items, including depreciation, fair value adjustment of warrants’ liability, warrants issuance costs, share-based compensation expenses, loss from the write off the remaining asset from the closure of the Rotem 1 project and non-cash interest and exchange rate differences, net. In addition, cash flows from operating activities are impacted by changes in operating assets and liabilities, which include inventory, prepaid expenses, accounts receivable, trade payables and other assets and accounts payable.

Net cash used in operating activities for the year ended December 31, 2024 was $9,507 thousand. This net cash used in operating activities primarily reflects a net loss of $6,772 thousand, and a non-cash adjustment of $1,887 thousand, a decrease of $141 thousand in prepaid expenses and receivables, an increase in other payables and deferred revenue of $178 thousand, offset by an increase of $961 thousand in inventory and a decrease in trade payables of $206 thousand. Net non-cash adjustment of $1,887 thousand consisted primarily of fair value adjustment of warrant liability of $4,109 thousand, warrants issuance costs of $473 thousand, loss from the write off the remaining asset from the closure of the Rotem 1 project and other adjustments of $237 thousand, a share-based compensation payment of $1,385 thousand, a depreciation of $228 thousand and non-cash interest and the net exchange rate differences of $101 thousand.

Net cash used in operating activities for the year ended December 31, 2023, was $6,922 thousand. This net cash used in operating activities primarily reflects a net loss of $9,648 thousand, net of non-cash expenses of $1,772 thousand, a decrease of $456 thousand in prepaid expenses and receivables, and $295 thousand in inventory, as well as an increase of $203 thousand in trade and other payables and deferred revenue. Net non-cash expenses of $1,772 thousand consisted primarily of a share-based compensation payment of $1,781 thousand, a depreciation of $120 thousand, a gain on the sale of equipment of $35 thousand and the net non-cash interest and exchange rate differences of $94 thousand.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2024, was $422 thousand. This net cash used in investing activities is attributable primarily to capital expenditure of $343 thousand mainly for the production facility in Dimona and investment in a joint venture of $78 thousand.

Net cash used in investing activities for the year ended December 31, 2023, was $2,609 thousand. This net cash used in investing activities is attributable primarily to capital expenditure of $2,654 thousand, offset by a consideration received from the sale of equipment of $43 thousand.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2024, was $10,939 thousand. This net cash is attributable to proceeds from the issuance of Ordinary Shares, pre-funded warrants and warrants of $11,875 thousand and the exercise of options and warrants amounting to a total of $3 thousand, offset by a fund raising and issuance costs of $939 thousand.

Net cash provided by financing activities for the year ended December 31, 2023, was $6,362 thousand. This net cash is attributable to proceeds from the issuance of Ordinary Shares and warrants of $6,434 thousand and the exercise of options and warrants amounting to a total of $104 thousand, offset by a fund raising and issuance costs of $176 thousand.

Grants and other Funding Arrangements

The following table sets forth a summary of grants we have received from various institutions and government authorities as of the year ended December 31, 2024.

Institution/Government Authority	Approved Grant (1)	Aggregate Amount received up to December 31, 2024 (1)	Total liabilities in respect of grants received (including interest) included in financial statements (2)
	(U.S. dollars, thousands)
IIA	$5,644	$4,304	$299
Ministry of Economy and Industry	837	227	54
Ministry of Energy	873	619	39
BIRD Foundation	662	662	-
NYPA	580	580	16
Total	$8,596	$6,393	$408

(1)	Approved grants and aggregate amounts received also include grants for programs from institutional and government authorities that during the years have ended or been canceled. As of December 31, 2024, the company remains entitled to receive up to $804 thousand in grants for active programs.

(2)	Liability for royalties included in our financial statements include also a royalty liability concerning the EIB credit facility agreement in the amount of $315 thousand.

European Investment Bank

On July 8, 2024, we signed an amendment to the credit facility agreement, or the Amendment, with the EIB. The initial credit facility agreement dated March 31, 2021, or the EIB Agreement, included funding limited to a total sum of €7.5 million. The funding was granted in a co-funding track, where EIB allowed withdrawals of sums equal to capital investments in the Company available in two tranches. On July 28, 2022, the first tranche of €4 million was drawn down by us with a 5.0% fixed annual interest rate. Interest payments are due annually on July 28 of each year and the principal shall be repaid in equal annual payments starting from July 28, 2026 and maturing on July 28, 2028. Following the EIB Amendment, the second tranche of €3.5 million is available within 48 months instead of 36 months of signing the EIB Agreement, or March 31, 2025, subject to certain conditions, with a 5.0% fixed annual interest rate.

Pursuant to the terms of the credit facility agreement with EIB, we are required to pay annual royalties at a rate of 2.0% on all gross sales of TES systems that we produce each quarter until a royalty cap of the amounts that have been disbursed under the facility is reached. Prior to the receipt of the first tranche, on May 29, 2022, we pledged to EIB a first ranking floating security interest in the equipment that has been purchased for the expansion of our automated production facility as well as all of the revenues generated from the sale of TES systems manufactured by us.

Among other customary terms included in the agreement, the facility agreement with EIB provides for the following covenants, including a prohibition on the sale of certain assets except in the ordinary course of business, a prohibition on the execution of a merger or a structural change in the Company’s group, restrictions on incurring indebtedness without the prior written consent of EIB other than trade credit extension, restrictions on intercompany loans, our compliance with EU and Israeli environmental laws, prohibitions on the distribution of dividends without the prior written consent of EIB and limitations on our ability to receive only permitted government grants scheduled in the agreement and up to the amount that is set forth in the agreement. Furthermore, we may not create a negative pledge of security over our assets, subject to certain conditions, and we covenant to maintain a balance of cash and cash equivalents of at least €350,000. For more information on our facility with EIB, see Note 10 to our audited consolidated financial statements included elsewhere in this annual report.

On November 27, 2024, we signed an additional amendment to the credit facility agreement by and between us and the EIB, in which EIB provided its consent and amended certain provisions of the EIB Agreement to facilitate us to close the August 2024 Private Placement (as defined below).

Current Outlook

As of December 31, 2024, our total cash and cash equivalents and restricted deposits shown in the statement of cash flows were $4,130 thousand. See, “Item 5.B Operating and Financial Review and Prospects — Liquidity and Capital Resources” for more information.

We have financed our operations to date primarily through proceeds from the issuance of our ordinary shares, pre-funded warrants and warrants, revenues from the sale of products, and revenues from licensing fees, and engineering services, a loan from EIB and governmental grants. We have incurred losses and generated negative cash flows from operations since inception in 2012.

We expect to generate revenues from the sale of our products and our EaaS and other operations in the future. However, we do not expect these revenues to support all of our operations in the near future. We expect our expenses to increase in connection with our activities, particularly as we continue the development of our products, and continue our commercialization efforts. Accordingly, we expect that we will require substantial additional funding in connection with the growth of our operations, continuing our research and development activity, commercializing our products and to proceed with pilot projects that partly will have to be financed by us in order to penetrate relevant markets.

On June 9, 2023, we entered into a Sales Agreement with A.G.P./Alliance Global Partners, or the Sales Agent, pursuant to which we may offer and sell, from time to time, to or through the Sales Agent as agent or principal Ordinary Shares in an “at-the-market” offering, as defined in Rule 415(a)(4) promulgated under the Securities Act, for an aggregate offering price of up to $9.35 million. We will pay the Sales Agent a commission equal to 3.0% of the gross sales price per share sold pursuant to the terms of the Sales Agreement. We are not obligated to sell any Ordinary Shares under the Sales Agreement and no assurance can be given that we will sell any Ordinary Shares under such agreement, or, if we do, as to the price or number of such shares that we will sell or the dates on which any such sales will take place. As of December 31, 2024, the aggregate number of Ordinary Shares that were sold under the Sales Agreement was 3,748,233 Ordinary Shares for aggregate gross proceeds of $7,173 thousand. We may use our current “at-the-market” offering facility opportunistically subject to management discretion and market conditions.

On June 12, 2023, we entered into a definitive securities purchase agreement with Snowdrop Holding SA for the issuance and sale in a private placement offering of 248,778 units, each unit consisting of one Ordinary Share and one non-tradeable warrant to purchase one Ordinary Share at a price per unit of $10.00, for aggregate gross proceeds of approximately $2.5 million. The warrants have an exercise price of $12 per warrant and may be exercised beginning on June 12, 2024 until June 12, 2028. The offering closed on June 15, 2023.

On January 22, 2024, we entered into a securities purchase agreement with a U.S. based institutional investor for the sale of 240,000 Ordinary Shares, warrants to purchase up to 888,890 Ordinary Shares, and pre-funded warrants to purchase up to 648,890 Ordinary Shares, at a price of $4.50 per Ordinary Share and accompanying warrant, less $0.0001 per pre-funded warrant, for aggregate gross proceeds of approximately $4.0 million before deducting placement agent fees and other offering expenses, or the January 2024 Offering. After deducting costs associated with the offering, our net proceeds were $3.4 million. The warrants are exercisable immediately at a price of $5.00 per share and will expire five years from the date of issuance. The pre-funded warrants were exercisable immediately at a price of $0.0001 per share and were exercisable until exercised in full. The offering closed on January 25, 2024. On May 17, 2024 the pre-funded warrants were fully exercised.

On January 22, 2024, we entered into a placement agency agreement, or the Placement Agency Agreement, with A.G.P./Alliance Global Partners, or the Placement Agent, pursuant to which the Placement Agent agreed to serve as placement agent for the January 2024 Public Offering. We agreed to pay the Placement Agent an aggregate cash fee equal to 7.0% of the gross proceeds received by from the sale of the securities in the January 2024 Public Offering, however in the case of certain identified investors we agreed to pay a cash fee equal to 3.5% of the gross proceeds received by us from such investors. Pursuant to the Placement Agency Agreement, we also agreed to pay the Placement Agents $105,000 for accountable expenses and $25,000 for non-accountable expenses. The Placement Agency Agreement has indemnification and other customary provisions for transactions of this nature.

On August 4, 2024, we entered into a definitive securities purchase agreement with Alpha Capital Anstalt, or Alpha, for a private placement of 1,000,000 Ordinary Shares at a price of $1.05 per share, or the August 2024 Private Placement. The closing of the August 2024 Private Placement was subject to certain conditions, including us obtaining consent from an existing lender. On November 3, 2024, we entered into an amendment, or the First Amendment, to the securities purchase agreement with Alpha. Pursuant to the First Amendment, it was agreed to extend the time by which we shall obtain consent from an existing lender, in connection with the transactions contemplated by the securities purchase agreement, from within 90 days of signing the securities purchase agreement to within 120 days of signing the securities purchase agreement. On November 27, 2024, we received the required approval from the lender and on December 4, 2024, the offering was closed.

Under the terms of the securities purchase agreement, Alpha also had the right to make a further investment for 1,000,000 additional Ordinary Shares (or ordinary share equivalents) in the event that our Ordinary Shares close at or above $2.50 per share within the next 12 months from the date of the securities purchase agreement. The securities purchase agreement provides for registration rights for the Ordinary Shares and we have agreed to file a registration statement with the SEC to register the resale of the Ordinary Shares within thirty (30) days of closing on December 4, 2024. The private placement resulted in gross proceeds of $1.05 million. We intend to use the net proceeds from the private placement for general corporate purposes, including working capital.  On January 16, 2025, we entered into a second amendment, or the Second Amendment, to the securities purchase agreement with Alpha. Pursuant to the Second Amendment, it was agreed to extend the notice period provided by Alpha to us to fifteen (15) business days in connection with Alpha’s right to make a further investment for 1,000,000 additional Ordinary Shares (or ordinary share equivalents) in the event that our Ordinary Shares close at or above $2.50 per share within 12 months from the date of the securities purchase agreement. Under the Second Amendment we also had the right to call Alpha’s additional investment right under certain circumstances in the event that the closing price of our Ordinary Shares is $4.00 or more for three consecutive trading days. The option under the Second Amendment has expired.

Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through debt and/or equity financings and through government grants. However, there is no assurance that we will be successful accomplishing these plans. If we are unable to obtain sufficient capital, we may need to reduce, delay, or adjust our operating expenses, including commercialization of existing products, or we will be unable to expand our operations as desired.

We expect to continue incurring losses and negative cash flows from operations until our products reach profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, our management has concluded that these conditions raise substantial doubt about our ability to continue as a going concern.

See “Item 3.D.—Risk Factors—Risks Related to Our Financial Condition and Capital Requirements—Our management has concluded and the report of our independent registered public accounting firm contains an explanatory paragraph that indicates that there are conditions that raise substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.”

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 4.B. — Intellectual Property—Patents”, “Item 5.A. Operating Results—Research and Development, Net” and “Item 5.A. Results of Operations— Comparison of the year ended December 31, 2024, to the year ended December 31, 2023— Research and Development, net.”

D. Trend Information

The trends impacting us are described elsewhere in this Annual Report on Form 20-F, including in “Item 3.D. — Risk Factors”, “Item 4.B. — Business Overview”, “Item 5.A. — Operating Results”, “Item 5.B. —Liquidity and Capital Resources”, and “Item 10.C. —Material Contracts”.

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

Royalty Liabilities

Royalty-bearing grants for funding approved research and development projects are recognized at the time we are entitled to such grants, on the basis of the costs incurred, and are presented as a deduction from research and development expenses, except for amounts attributed to royalties that are probable to be paid therefor at time of the grant recognition. Non-royalty-bearing grants for funding approved research and development projects are recognized at the time we are entitled to such grants, on the basis of the costs incurred, and are presented as a deduction from research and development expenses. In the event of failure of a project that was partly financed by such a grant, we would not be obligated to pay any royalties or repay the amounts received. As of December 31, 2024, we have royalty liabilities of $723 thousand.

Share-Based Payment

The Company measures all share-based awards, including share options, restricted shares, or RS, and restricted share units, or RSUs, based on their estimated fair value on the grant date for awards to our employees, directors and service providers.

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

Share-based compensation expenses for options, RS and RSUs are recognized using the accelerated attribution method, over the requisite service period (primarily a four- or three-years period for share options and one year for RSUs), net of estimated forfeitures.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report on Form 20-F:

Name	Age	Position
Avraham Brenmiller(8)	72	Chief Executive Officer, Chairman of the Board of Directors
Ofir Zimmerman	49	Chief Financial Officer
Doron Brenmiller(8)	41	Chief Business Officer, Director
Nir Brenmiller(7)	45	Chief Operating Officer, Director
Rami Ezer	62	Chief Technology Officer
Avi Sasson	50	Executive Vice President - Operation
Nava Swersky Sofer(1)(2)(3)(4)(5)	59	Director
Michael Korner(1)(2)(5)(6)	63	Director
Zvi Joseph(5)(7)	59	Director
Chen Franco-Yehuda(1)(2)(3)(4)(5)	41	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	External Director (as defined under Israeli law)

(4)	Independent Director (as defined under Israeli law)

(5)	Independent Director (as defined under Nasdaq Stock Market rules)

(6)	Class I directors shall hold office until the annual general meeting to be held in 2027 and until their successors shall have been elected and qualified.

(7)	Class II directors shall hold office until the annual general meeting to be held in 2025 and until their successors shall have been elected and qualified.

(8)	Class III directors shall hold office until the annual general meeting to be held in 2026 and until their successors shall have been elected and qualified.

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

Nir Brenmiller, Chief Operating Officer and Director

Mr. Nir Brenmiller has served as our Chief Operating Officer since January 16, 2022 and has been a member of our board of directors since 2012. Previously, Mr. N. Brenmiller served as our Executive Vice President since 2012. Mr. N. Brenmiller holds a B.A. in Computer Science from the IDC - Reichman University in Israel, and an M.B.A from The Hebrew University in Jerusalem. Mr. N. Brenmiller technological and executive experience qualifies him to serve as a director.

Rami Ezer, Chief Technology Officer

Mr. Rami Ezer has served as our Chief Technology Officer since January 16, 2022, before which time he served as our Chief Engineering Officer since November 2012. Mr. Ezer holds a B.S.C in Material Science from Ben-Gurion University in Israel.

Avi Sasson, Executive Vice President - Operation

Mr. Avi Sasson has served as our Executive Vice President - Operation since January 16, 2022, before which time he served as our Chief Operating Officer since January 2012. Mr. Sasson holds a B.Sc. in Industrial Engineering and Management from Tel Aviv University.

Nava Swersky Sofer, Director

Ms. Nava Swersky Sofer has served on our board of directors as an external director since June 2019 and chairs our audit and compensation committees. Ms. Swersky Sofer is head of innovation and technology at Rimon College of Music and also serves as a director of iArgento Hi Tech Assets, LP; CIITech Ltd., the NGO Hadassah Neurim, INSME (based in Rome, Italy) and Praxis Spinal Cord Institute (based in Vancouver, Canada). She also serves on the boards of governors of the Tel Aviv - Yaffo Academic College and the Ruppin Academic Centre. Ms. Swersky Sofer holds an LL.B. from Tel Aviv University in Israel and an M.B.A. from IMD International in Lausanne, Switzerland, as well as diplomas from the Sorbonne in France, the Intituto Trentito in Italy, and the Goethe Institute in Germany. Ms. Swersky Sofer is admitted to the Israeli Bar Association. Ms. Swersky Sofer has legal and financial experience as well as vast experience as director and manger in multiple companies and institutions, which our board of directors believes qualifies her to serve as a director.

Michael Korner, Director

Mr. Michael Korner has served on our board of directors since August 2024. Mr. Korner is an expert in energy and environmental consulting, and has been owner and Chief Executive Officer of M. Korner Ltd., since 2010, a consulting company with a focus on techno-economics, business strategy, regulation, and business evaluations, as well as a provider of studies and reports on energy and environmental issues. Mr. Korner has extensive experience working for entrepreneurs, energy companies and financial institutions in both the public and private sectors. From 2021 to present, Mr. Korner has acted as a board observer to Flowlit Ltd., a technology company, which developed an optical and non-invasive technology for highly accurate measurements of fluid flow-rates in pipes, while enabling simultaneously to monitor the density and size distribution of particles in the measured flow. Mr. Korner holds an M.B.A. from the Recanati Business School at Tel Aviv University in Israel, including completion of a multinational management program from the Wharton School of the University of Pennsylvania, and a B.Sc. in Mechanical Engineering from Tel Aviv University.

Zvi Joseph, Director

Mr. Zvi Joseph, has served on our board of directors since August 2024. Mr. Joseph has a diverse work experience spanning multiple industries. Since 2005, Mr. Joseph has served as Deputy General Counsel of Amdocs, Inc. (NASDAQ: DOX). Mr. Joseph has acted as an Independent Director of AYRO, Inc. (NASDAQ: AYRO) a technology company which designs and manufactures compact, sustainable electric vehicles for closed campus mobility, low speed urban and community transport, local delivery and government use, since 2020. From 2018 to 2020, Mr. Joseph served as an Independent Director for DropCar, Inc, which offered a cloud-based platform and mobile app that helped consumers and automotive-related companies access garages. Mr. Joseph holds a Bachelor of Arts degree from New York University and a Juris Doctor from Fordham University School of Law. Mr. Joseph is also a graduate of the Advanced Management Program of the Harvard Business School (2024) and was awarded a Corporate Director Certificate in Corporate Governance by the school in 2020. Mr. Joseph obtained NACD Directorship Certification® from the National Association of Corporate Directors (NACD) in April 2022.

Chen Franco-Yehuda, Director

Mrs. Franco-Yehuda has served on our board of directors as an external director since August 2022. Mrs. Franco-Yehuda also served as Chief Financial Officer, Treasurer, and Secretary of Pluri Inc., formerly Pluristem Therapeutics Inc., (NASDAQ: PLUR) since March 2019 and until September 30, 2024, where she was responsible for managing the financial and corporate strategy, and lead the IT, investor relations, public relations and the legal department. She also serves as board member at Ever After Foods, a joint venture established by Pluri and Tnuva group, in the food tech field. Prior to being appointed as Pluri’s CFO, Mrs. Franco-Yehuda performed several roles in the finance department of Pluri since May 2013. From October 2008 to April 2013, Mrs. Franco-Yehuda served as a manager of audit groups relating to public and private companies in various industries at PricewaterhouseCoopers (PwC) and also as a lecturer of accounting classes at the Open University of Israel from 2009 to 2014. Mrs. Franco-Yehuda holds a bachelor’s degree in economics and accounting from Haifa University and is a certified public accountant in Israel. Based on her financial background and experience, our board of directors believes that she is qualified to serve as a director.

Family Relationships

Mr. Avraham Brenmiller, our Chief Executive Officer, Chairman of the board of directors, is the father of Doron Brenmiller, our Chief Business Officer and director, and Nir Brenmiller, our Chief Operating Officer and director (see “Item 7.B. —Related Party Transactions” for additional information).

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with controlling shareholders, customers, suppliers, or others pursuant to which any of our executive management or our directors were selected (see “Item 7.B. —Related Party Transactions” for additional information).

B. Compensation

Employment Agreements with Executive Officers

Compensation

The aggregate compensation, including share-based compensation and benefits in kind granted by us to our executive officers and directors for the year ended December 31, 2024 was $2,217 thousand. The following table sets forth information concerning the compensation of our six most highly compensated executive officers for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of dollars upon a conversion rate of 3.699 NIS/USD, for the year ended December 31, 2024.

Name and Principal Position	Salary, Pension, Retirement and Other Similar Benefits (Management)	Share Based Compensation	Total
Avraham Brenmiller
Chief Executive Officer, Chairman of the Board of Directors	$198	$274	$472
Ofir Zimmerman
Chief Financial Officer	$250	$109	$359
Doron Brenmiller
Chief Business Officer, Director	$223	$86	$309
Avi Sasson
Executive Vice President – Operation	$231	$96	$327
Rami Ezer
Chief Technology Officer	$232	$98	$330

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

For a description of the terms of our options and option plans, see “Item 6.E.—Share Ownership” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with the Company. In addition, On August 25, 2022, following the recommendation of our compensation committee, and the approval of the board of directors, our shareholders approved the adoption of a new compensation policy for our officers and directors.

Our directors collectively earned approximately $112 thousand out of which direct service cost paid was approximately $96 thousand and share based compensation of approximately $16 thousand for their services as directors in the year ended December 31, 2024.

An amendment to the Company’s compensation policy for officers and directors

Pursuant to the approval of an extraordinary meeting of the Company’s shareholders held on January 24, 2023, and as recommended by the board of directors and compensation committee, the Company adopted an amendment to the Company’s compensation policy, which includes an efficiency plan to decrease expenses and the Company’s burn rate, which plan may include, inter alia, exchanging accrued and unpaid cash salary to Company’s employees and officers with equity-based compensation, or the Efficiency Plan. The amendment presents the following changes:

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

Differences between the Companies Law and Nasdaq Requirements

Companies incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on Nasdaq, are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating, among others, to such matters as the composition and responsibilities of the audit committee and the compensation committee (subject to certain exceptions that we utilize), and a requirement to have an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the rules of the Nasdaq Stock Market and other applicable provisions of U.S. securities laws to which we are subject as a foreign private issuer. Under the Nasdaq Stock Market Rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the Nasdaq Rules, except for certain matters including the composition and responsibilities of the audit committee.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited consolidated financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. As permitted under the Companies Law, our amended and restated articles of association provide that a quorum of two (2) or more shareholders, in person or by proxy, holding at least 25% of the voting rights, is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy. If the original meeting was convened upon requisition under Section 63 of the Companies Law, one or more Shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, shall constitute a quorum.

●	Nomination of our directors. With the exception of directors elected by our board of directors and external directors, our directors are elected by an annual or special meeting of our shareholders (i) to hold office until the next annual meeting following his or her election or (ii) for three-year term, as described below under “Management-Board Practices-External Directors.” The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Stock Market rules.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law. See “Item 6.C —Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information.

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described below under “Management-Board Practices-External Directors.” We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our audit committee are “independent directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules. See “Item 6.C —Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

C. Board Practices

Introduction

Our board of directors presently consists of seven members, including two external directors, as required under the Companies Law. We believe that Zvi Joseph, Michael Korner, Chen Franco-Yehuda, and Nava Swersky Sofer are “independent” for purposes of the Nasdaq Stock Market rules.

Under the Company’s amended and restated articles of association, the board of directors is to consist of not less than three (3) and not more than nine (9) directors, including the external directors.

Our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or executive management. Our Chief Executive Officer is responsible for our day-to-day management and has individual responsibilities established by our board of directors. The Chief Executive Officer is appointed by and serves at the discretion of our board of directors, subject to the employment agreement that we have entered into with him.

All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Our amended and restated articles of association provide for a split of the board of directors into three classes with staggered three-year terms (excluding external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. The director whom is to be retired and re-elected shall be the director that served the longest period since its appointment or last re-election or, if more than one director served the longest time, or if a director who is not to be re-elected agrees to be re-elected, the meeting of the board of directors which sets the date and agenda for the annual general meeting (acting by a simple majority) will decide which of such directors will be brought for re-election at the relevant general meeting.

Each director, except external directors, will hold office until the third annual general meeting of our shareholders following his or her appointment (other than in certain cases as described below), or until he or she resigns or unless he or she is removed by a majority of 70% of our shareholders’ votes at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.

In addition, under certain circumstances, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors, due to a director no longer serving or due to the number of directors serving being less than the maximum amount, for the remaining term of the director whose service has ended (in case the appointment is due to a director no longer serving) or for a period in accordance with the class to which the director was appointed (in case the appointment is in addition to the acting directors), subject to the limitation on the number of directors. External directors, if applicable, may be elected for up to two additional three-year terms after their initial three-year term under certain circumstances and may be removed from office only under the limited circumstances set forth in the Companies Law. See “Item 6.C —Board Practices-External Directors” below for additional information.

Under the Companies Law, nominations for directors may be made by any shareholder holding at least one percent of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Companies Law preventing their election and that all of the information that is required to be provided to us in connection with such election under the Companies Law and our amended and restated articles of association has been provided.

However, under the exemptions applicable as of March 12, 2024, generally referred to as the New Exemptions, one or more shareholders of an Israeli company whose shares are listed outside of Israel (e.g., listed on Nasdaq), may request its company’s board of directors to include an appointment of a candidate for a position on the board of directors or the termination of a board member as an item on the agenda of a future general meeting, provided that the shareholder hold at least five percent of the voting rights of the company, instead of the one percent required in the past. The decision whether to include the suggested item on the agenda is subject to the Company’s discretion, under the provisions of the Companies Law.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of the Company who are required to have accounting and financial expertise is three. Accordingly, we have determined that Mesdames Chen Franco-Yehuda and Nava Swersky Sofer and Messrs. Doron Brenmiller and Nir Brenmiller have accounting and financial expertise.

The board of directors must elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for periods not exceeding three years each, that the chairman or his relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, our Chief Executive Officer also serves as our Chairman of the Board of Directors, and as such requires a shareholder approval by a special majority, which was given on May 9, 2023, for a period of eighteen (18) months, from August 1, 2023, until February 1, 2025, and then extended for a period of additional eighteen (18) months, from February 1, 2025, until August 1, 2026, at the special general meeting of our shareholders held on December 5, 2024.

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

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence. The definitions of an external director under the Companies Law and independent director under Nasdaq rules are similar such that it would generally be expected that the external directors will also comply with the independence requirement under Nasdaq rules. As of the date hereof, our external directors are Ms. Nava Swersky Sofer and Mrs. Chen Franco-Yehuda.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the Board, who is an independent director under the Nasdaq Stock Market rules, has “financial and accounting expertise,” and the other external directors have “professional expertise”. An external director may not be appointed to an additional term unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment there is an external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors. We have determined that Mesdames Chen Franco-Yehuda and Nava Swersky Sofer and Messrs. Doron Brenmiller and Nir Brenmiller have accounting and financial expertise.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses a high degree of proficiency in, and an understanding of, business - accounting matters and financial statements, such that he or she is able to understand the financial statements of the company in depth and initiate a discussion about the manner in which financial data is presented. A director is deemed to have “professional expertise” if he or she holds an academic degree in certain fields or has at least five years of experience in one of the said fields or in certain senior positions.

Pursuant to regulations under the Companies Law, the board of directors of a company such as us is not required to have external directors if: (i) the company does not have a controlling shareholder (as such term is defined in the Companies Law); (ii) a majority of the directors serving on the board of directors are “independent,” as defined under Nasdaq Rule 5605(a)(2); and (iii) the company follows Nasdaq Rule 5605(e)(1), which requires that the nomination of directors be made, or recommended to the board of directors, by a nominating committee of the board of directors consisting solely of independent directors, or by a majority of independent directors. The Company meets all these requirements and may adopt in the future the corporate governance exemption set forth above.

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

(2)	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders’ meeting by the same disinterested majority required for the initial election of an external director (as described above); or

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

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. An external director may not be paid, excluding amounts paid pursuant to indemnification and/or exemption contracts or commitments and insurance coverage, other than for his or her service as an external director as permitted by the Companies Law and the regulations promulgated thereunder.

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

Under regulations promulgated pursuant to the Companies Law, a company with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including Nasdaq, may adopt exemptions from various corporate governance requirements of the Companies Law, so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors (under certain circumstances, as discussed above) and the requirement that an external director be a member of certain committees, as well as exemption from limitations on directors’ compensation. As of the date of this annual report on Form 20-F, the Company does not have a controlling shareholder and therefore may use such exemptions.

In June 2022, the general meeting of shareholders approved the appointment of Ms. Nava Swersky Sofer as an external director for a second three-year term from June 16, 2022. In August 2022, the general meeting of shareholders approved the appointment of Ms. Chen Franco-Yehuda as an external director for a three-year period from August 25, 2022.

Independent Directors Under the Companies Law

An “independent director” is either an external director or a director who meets the same non-affiliation criteria as an external director (except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications), as determined by the audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. Our independent directors (as defined under Israeli law) are Mesdames Nava Swersky Sofer and Chen Franco-Yehuda.

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

Alternate Directors

As required under the Companies Law, our amended and restated articles of association provide that any director may appoint as an alternate director, by written notice to us, any individual who is qualified to serve as director and who is not then serving as a director or alternate director for any other director. An alternate director of an external director, or an independent director, shall be qualified to serve as an external director or an independent director. The alternate director must have the same financial expertise or professional qualifications as the director who appointed him or her. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. Currently, no alternate directors serve on our Board.

Committees of the Board of Directors

Our board of directors has established two statutory standing committees, the audit committee and the compensation committee.

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

In addition, a majority of the members of the audit committee of a publicly traded company must be independent directors under the Companies Law. However, under the New Exemptions, a company with no controlling shareholder may be exempted from certain obligations mentioned above.

Our audit committee is comprised of Mr. Michael Korner, Ms. Chen Franco-Yehuda and Ms. Nava Swersky Sofer.

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of the Company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an officeholder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest. See “Item 6.C —Board Practices - Approval of Related Party Transactions under Israeli law” for additional information;

(iii)	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iv)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(v)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

(vi)	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees; and

(vii)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto.

Our audit committee may not conduct any discussions or approve any actions requiring its approval, unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors under the Companies Law, including at least one external director. See “Item 6.C —Board Practices - Approval of Related Party Transactions under Israeli law” for additional information.

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

As noted above, the members of our audit committee currently include Mrs. Chen Franco-Yehuda and Ms. Nava Swersky Sofer who are external directors, and Mr. Michael Korner, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Ms. Nava Swersky Sofer serves as the Chairperson of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to (i) who may not be a member of the committee; and (ii) who may not be present during committee deliberations as described above. However, under the New Exemptions, a company with no controlling shareholder might be exempted from certain obligations mentioned above.

Our compensation committee consists of Mrs. Chen Franco-Yehuda, Ms. Nava Swersky Sofer and Mr. Michael Korner. The Chairperson of our compensation committee is Ms. Nava Swersky Sofer. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association, on all aspects referring to its independence, authorities, and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

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

Compensation Policy

Under the Companies Law, a compensation policy with respect to the terms of office and employment of officeholders must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority. See “Item 6.C— Board Practices-Approval of Related Party Transactions under Israeli law” for additional information. Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exemption, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including the advancement of the company’s objectives, the company’s business, and its long-term strategy, and the creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size, and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

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

Our compensation policy also addresses our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities, and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include base salary, annual bonuses, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses (including annual and one-time bonus) are limited to a maximum amount. In addition, our compensation policy provides for a recommended maximum ratio between the total variable (cash bonuses and equity-based compensation) and non-variable (base salary) compensation components, in accordance with an officer’s respective position with the company.

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

Remuneration of Directors

Under the Companies Law, remuneration of our directors is subject to the approval of the compensation committee, thereafter by the board of directors, and thereafter, unless exempted under the regulations promulgated under the Companies Law, by the general meeting of the shareholders. According to the regulations, directors who are being compensated in accordance with such regulations are generally entitled to an annual fee, a participation fee for board or committee meetings and reimbursement of travel expenses for participation in a meeting which is held outside of the director’s place of residence. The minimum fixed and maximum amounts of the annual and participation fees are set forth in the regulations and are based on the classification of the Company according to the size of its capital. Remuneration of a director who is compensated in accordance with the regulations, in an amount which is less than the fixed annual fee or the fixed participation fee, requires the approval of the compensation committee, the board of directors and the shareholders (in that order). A company may compensate a director (who is compensated in accordance with the regulations) in shares or rights to purchase shares, in addition to the annual and the participation fees, and the reimbursement of expenses, subject to certain limitations set forth in the regulations and the compensation policy. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $7.5 million per occurrence and in the aggregate for all losses arising out of all claims made against all insured, including reasonable defense costs, subject to the terms, conditions and exclusions of the policy. We also have a Side A Policy, covering $5 million per occurrence and in the aggregate, including reasonable defense costs.

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

Under the Companies Law, exemption, indemnification, and insurance of officeholders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of officeholders does not require shareholder approval and may be approved by only the compensation committee if the engagement terms are determined in accordance with the company’s compensation policy, which was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations. In addition, under regulations promulgated under the Companies Law, the insurance of office holders of a company in which there is a controlling shareholder who is also an office holder, board approval is also required, subject to meeting the aforesaid conditions.

On December 5, 2024, the general meeting of our shareholders approved granting an indemnification and exemption letters to our officeholders and directors as may be from time to time, in the form previously approved by our shareholders. Indemnification letters, covering indemnification and insurance of those liabilities imposed under the Companies Law and the Israeli Securities Law, as discussed above, were granted to each of our officeholders and were approved for any future officeholders. All of the Company’s directors and the officers have executed indemnification letters.

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

Exemption

Under the Companies Law, an Israeli company may not exculpate an officeholder from liability for a breach of his or her duty of loyalty but may exculpate in advance an officeholder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exemption is included in its articles of association. Our amended and restated articles of association provide that we may exculpate, in whole or in part, any officeholder from liability to us for damages caused to the company as a result of a breach of his or her duty of care. Subject to the aforesaid limitations, under the indemnification agreements, we exculpate and release our officeholders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Indemnification and exemption were granted to each of our officeholders and were approved for any future officeholders.

Limitations

The Companies Law provides that we may not exculpate or indemnify an officeholder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the officeholder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exemption) the officeholder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the officeholder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) an act committed with the intention of making a personal profit unlawfully; or (4) any fine, monetary sanction, penalty or forfeit levied against the officeholder.

Under the Companies Law, exemption, indemnification and insurance of officeholders in a public company must be approved by the compensation committee (and, with respect to directors and the chief executive officer, by the shareholders).

Our amended and restated articles of association permit us to exculpate (subject to the aforesaid limitation), indemnify and insure our officeholders to the fullest extent permitted or to be permitted by the Companies Law.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as of our amended and restated articles of association, which are exhibits to this annual report on Form 20-F.

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

Under the Companies Law, once an officeholder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an officeholder, or a third party in which an officeholder has a personal interest unless the articles of association provide otherwise and provided that the transaction is in the company’s interest. If the transaction is an extraordinary transaction in which an officeholder has a personal interest, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors, or the audit committee may not be present at such a meeting unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. A director who has a personal interest in a transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

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

On August 8, 2024, the general meeting of our shareholders approved several compensation-related items, including: (i) a grant of equity-based compensation to Mr. Doron Brenmiller, our Chief Business Officer and a director, for meeting measurable targets in the year 2023; and (ii) a grant of equity-based compensation to Mr. Nir Brenmiller, our Chief Operating Officer and a director, for meeting measurable targets in the year 2023.

Furthermore, on December 5, 2024, the general meeting of our shareholders approved several compensation-related items, including: (i) a grant of equity-based compensation to Mr. Avraham Brenmiller, our Chief Executive Officer and the Chairman of our board of directors; (ii) an update and the renewal of the terms of compensation of Mr. Nir Brenmiller, our Chief Operating Officer and a director; (iii) an update and the renewal of the terms of compensation of Mr. Doron Brenmiller, our Chief Business Officer and a director; and (iv) a grant of equity-based compensation to Mr. Miki Korner and Mr. Zvi Joseph, non-executive directors of the Company.

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

Equity Incentive Plan

In 2013, our board of directors approved and adopted our 2013 global incentive option plan, designed to grant awards consisting of options exercisable to our shares, restricted shares, or restricted share units. Our employees, directors, consultants and contractors are eligible to participate in this plan. Our board of directors shall have the power to administer the plan either directly or upon the recommendation of our compensation committee. Generally, options granted under this plan expire between five to ten years from the date of grant unless such shorter term of expiration is otherwise designated by the administrator. Each option shall vest following the vesting dates and for the number of shares as shall be provided in the grant notification letter or award agreement In addition, our board of directors has sole discretion to determine, in the event of a transaction with another corporation, as defined in the plan, that each option shall either: (i) be substituted for an option to purchase securities of the other corporation; (ii) be assumed by the other corporation; or (iii) be cancelled.

On October 24, 2021, our board of directors extended the plan for a period of 10 years until December 31, 2031 and on January 4, 2023, our board of directors amended the plan to allow for restricted shares and restricted share units. The plan has been approved by the Israeli Tax Authority as required by applicable law.

The following table presents certain option grant information concerning the distribution of options (granted under the Plan) among directors and employees of the Company as of December 31, 2024:

	Options Outstanding	Unvested Options
Directors and Senior Management:
Avraham Brenmiller	252,515	161,490
Nir Brenmiller	32,416	2,500
Doron Brenmiller	33,276	2,500
Avi Sasson	4,250	-
Rami Ezer	4,250	-
Ofir Zimmerman	4,750	-
Ziv Dekel(1)	-	-
Nava Swersky Sofer	3,000	1,000
Chen Franco-Yehuda	3,000	1,000
Boaz Toshav(2)	-	-
Michael Korner	30,000	30,000
Zvi Joseph	30,000	30,000
All Other Grantees	58,494	833

(1)	On August 14, 2024, Mr. Dekel resigned from our board of directors. The options held by Mr. Dekel were either forfeited or expired on November 14, 2024.

(2)	On August 14, 2024, Mr. Toshav resigned from our board of directors. The options held by Mr. Toshav were forfeited.

The following table presents the distribution of RS (granted under the Plan) among directors and employees of the Company as of December 31, 2024:

RS Outstanding
Directors and Senior Management:
Avi Sasson	23,927
Rami Ezer	25,491
Ofir Zimmerman	28,435
All Other Grantees	199,307

In January 2025, the board of directors approved the grant of share-based payments as follows:

With respect to 2024 remuneration scheme to officers of the Company: share options with a value of $163 thousand and restricted shares (RS) with a value of $137 thousand, that were presented in the December 31, 2024 balance sheet as a liability (the number of options and RS granted were determined post balance sheet date upon approval by the compensation committee, as follows: 72,826 share options and 60,810 RS);

Under the 2025 preservation of employees’ plan: 14,428 share options with the value of $32 thousand and 173,391 RS with a value of $390 thousand, that will be recognized as an expense in 2025.

Amendment of the plan

Subject to applicable law, our board of directors may amend the plan, provided that any action by our board of directors which will alter or impair the rights or obligations of an option holder requires the prior consent of that option holder.

D. Employees

As of December 31, 2022, we had 60 full-time employees and 2 part-time employees. As of December 31, 2023, we had 50 full-time employees and 2 part-time employees. As of December 31, 2024, we have 52 full-time employees and 3 part-time employees. As of December 31, 2024, all of these employees are located in Israel except one who is located in Brazil. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel.

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

E. Share Ownership

See “Item 7.A. — Major Shareholders” below.

F. Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 4, 2025 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary shares issuable under share options or warrants that are exercisable within 60 days after March 4, 2025, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

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

	No. of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Avraham Brenmiller*(1)	841,233	9.49%
Alpha Capital Anstalt(2)	1,542,290	17.78%
Snowdrop Holding SA(3)	552,103	6.14%
Directors and senior management who are not 5% holders:
Doron Brenmiller (4)		**	%
Nir Brenmiller (5)*		**	%
Ofir Zimmerman (6)*		**	%
Rami Ezer(7)		**	%
Avi Sasson(8)		**	%
Chen Franco-Yehuda(9)*		**	%
Nava Swersky Sofer(10)*		**	%
Michael Korner(11)*		**	%
Zvi Joseph(12)*		**	%
All directors and senior management as a group (8 persons)		12.56%

(1)	Includes 651,575 Ordinary Shares issued and outstanding and 189,658 Ordinary Shares issuable upon the exercise of warrants and options exercisable within 60 days of March 4, 2025, and does not include 156,490 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 4, 2025. Mr. A. Brenmiller alone has the voting and dispositive power over such Ordinary Shares and mailing address is 19 Habosem St., Ramat Hasharon, Israel 4704048.
(2)	Includes 1,542,290 Ordinary Shares issued and outstanding and does not include 32,251 warrants that are not exercisable within 60 days of March 4, 2025, due to a 9.99% beneficial ownership limitation. The address for Alpha Capital Anstalt is Lettstrasse 32, Vaduz 9490, Liechtenstein. Nicola Feuerstein, a Director of Alpha Capital Anstalt, holds voting and dispositive power over the securities held by Alpha Capital Anstalt. Based on information provided by Alpha Capital Anstalt on Schedule 13D/A filed with the SEC on December 5, 2024.
(3)	Includes 238,822 Ordinary Shares issued and outstanding and 313,281 Ordinary Shares issuable upon the exercise of warrants exercisable within 60 days of March 4, 2025. Jean-Paul Tissieres has the voting and dispositive power over the shares held by Snowdrop Holding SA. Snowdrop Holding SA’s address is Bruellan SA, Rue de Pas de I’Oours 6, 33963 Crans VS, Switzerland. Based on information provided by Snowdrop Holding SA on Schedule 13G/A filed with the SEC on October 8, 2024.
(4)	Includes 1,208 Ordinary Shares issued and outstanding and 55,124 Ordinary Shares issuable upon the exercise of options and exercisable within 60 days of March 4, 2025. Mr. Doron Brenmiller alone has the voting and dispositive power over such Ordinary Shares and mailing address is Pichman 11/11, Tel Aviv, Israel, 6902711.
(5)	Includes 782 Ordinary Shares issued and outstanding and 54,264 Ordinary Shares issuable upon the exercise of options and exercisable within 60 days of Match 4, 2025. Mr. Nir Brenmiller alone has the voting and dispositive power over such Ordinary Shares and mailing address is 13 Igal Mosinson St., Tel Aviv, Israel.
(6)	Includes 50,283 Ordinary Shares issued and outstanding and 4,750 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of March 4, 2025. Mr. Zimmerman alone has the voting and dispositive power over such Ordinary Shares and mailing address is 5 Ben-Hur St., Petach Tikva, Israel.
(7)	Includes 44,972 Ordinary Shares issued and outstanding and 4,250 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of March 4, 2025. Mr. Ezer alone has the voting and dispositive power over such Ordinary Shares and mailing address is Shderot Hashoshanim St., 8, Ramat Gan, Israel.
(8)	Includes 43,481 Ordinary Shares currently issued and 4,250 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of March 4, 2025. Mr. Sasson alone has the voting and dispositive power over such Ordinary Shares and mailing address is David Elazar St. 59, Modi’in Makabim-Re’ut, Israel.
(9)	Includes 2,000 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of March 4, 2025, and does not include 1,000 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 4, 2025.
(10)	Includes 2,000 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of March 4, 2025, and does not include 1,000 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 4, 2025.
(11)	Does not include 30,000 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 4, 2025.
(12)	Does not include 30,000 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 4, 2025.

*	Indicates director of the Company.
**	Less than 1%.

Changes in Percentage Ownership by Major Shareholders

Pursuant to a securities purchase agreement dated October 29, 2021, or the 2021 Private Placement, with the 2021 Private Placement Investors, on December 29, 2021, we issued 167,031 Ordinary Shares for aggregate gross proceeds of $7.5 million, or the First Closing. On December 29, 2021, we closed the First Closing of the 2021 Private Placement in which we offered 167,031 Ordinary Shares to the 2021 Private Placement Investors. On May 24, 2022, we closed the Second Closing of the 2021 Private Placement in which we offered 151,766 Ordinary Shares and 15,266 Prefunded Warrants. As a result, Alpha Capital Anstalt and More held approximately 9.99% and 9.27% of our issued and outstanding share capital, respectively, and the holdings of Avraham Brenmiller, Rani Zim and Migdal Insurance and Financial Holdings Ltd. decreased to approximately 32.84%, 13.59% and 8.19% of our issued and outstanding share capital, respectively. The 2021 Private Placement included an undertaking for us to file a registration statement with the SEC within 45 days from the First Closing. We filed the registration statement in connection with the 2021 Private Placement, which was subsequently declared effective by the SEC, and our Ordinary Shares began trading on Nasdaq on May 25, 2022.

On November 29, 2022, we entered into a definitive securities purchase agreements with certain investors, part of whom are existing shareholders, including Avraham Brenmiller, in which we sold 199,636 Ordinary Shares and 1,996,359 associated warrants in connection with the 2022 Private Placement. In addition, as of December 31, 2022, Avraham Brenmiller had an unpaid salary balance (in respect of prior years) in the amount of NIS 790 thousand (approximately $225 thousand). In exchange for such unpaid salary, on November 17, 2022, and November 23, 2022, the Compensation Committee and the Board of Directors, respectively, approved and voted to recommend that the shareholders approve to convert the unpaid salary into equity under the terms of the 2022 Private Placement, except the exercise period as described below. Accordingly, on February 5, 2023, we issued Mr. Brenmiller 14,822 units, consisting of 14,822 Ordinary Shares and 14,822 associated warrants, at a price of NIS 53.3 (approximately $15.5) per each issued unit, based on an exchange rate of NIS/USD 3.438 published on November 28, 2022 (the exchange rate on the day prior to the signing of the 2022 Private Placement). Each warrant is exercisable into one Ordinary Share subject to payment of exercise price of NIS 61.3 (approximately $17.8) per warrant and has a term of two (2) years as of the issuance date of the warrants for Mr. Brenmiller. As a result of the foregoing, the holdings of Avraham Brenmiller increased to approximately 35.73% and the holdings of Rani Zim, More and Migdal Insurance and Financial Holdings Ltd. decreased to approximately 11.08%, 7.98% and 6.90% of our issued and outstanding share capital, respectively.

On June 12, 2023, we entered into a definitive securities purchase agreement with Snowdrop Holding SA for the issuance and sale in a private placement offering of 248,778 units, each unit consisting of one Ordinary Share and one non-tradeable warrant to purchase one Ordinary Share at a price per unit of $10.0, for aggregate gross proceeds of approximately $2.5 million (NIS 8.97 million). The warrants have an exercise price of NIS 44 (approximately $12) per warrant and may be exercised beginning on June 12, 2024, until June 12, 2029. The offering closed on June 15, 2023. As of December 31, 2024, Snowdrop Holding SA beneficially owned 238,822 Ordinary Shares issued and outstanding and 313,281 Ordinary Shares issuable upon the exercise of warrants exercisable, with 6.57% beneficial ownership.

On August 4, 2024, we entered into a definitive securities purchase agreement with Alpha, for a private placement of 1,000,000 Ordinary Shares at a price of $1.05 per share, or the August 2024 Private Placement. The closing of the August 2024 Private Placement was subject to certain conditions, including us obtaining consent from an existing lender. On November 3, 2024, we entered into an amendment, or the First Amendment, to the securities purchase agreement with Alpha. Pursuant to the First Amendment, it was agreed to extend the time by which we shall obtain consent from an existing lender, in connection with the transactions contemplated by the securities purchase agreement, from within 90 days of signing the securities purchase agreement to within 120 days of signing the securities purchase agreement. On November 27, 2024, we received the required approval from the lander and on December 4, 2024, the offering was closed. Under the terms of the securities purchase agreement for the August 2024 Private Placement, Alpha also had the right to make a further investment for 1,000,000 additional Ordinary Shares (or ordinary share equivalents) in the event that our Ordinary Shares closed at or above $2.50 per share within the 12 months from the date of the securities purchase agreement. The securities purchase agreement provided for registration rights for the Ordinary Shares and we filed a registration statement with the SEC to register the resale of the Ordinary Shares within thirty (30) days of closing on December 4, 2024. The private placement resulted in gross proceeds of $1.05 million. We intend to use the net proceeds from the private placement for general corporate purposes, including working capital.  On January 16, 2025, we entered into a second amendment, or the Second Amendment, to the securities purchase agreement with Alpha. Pursuant to the Second Amendment, it was agreed to extend the notice period provided by Alpha to us to fifteen (15) business days in connection with Alpha’s right to make a further investment for 1,000,000 additional Ordinary Shares (or ordinary share equivalents) in the event that our Ordinary Shares close at or above $2.50 per share within 12 months from the date of the securities purchase agreement. Under the Second Amendment we also had the right to call Alpha’s additional investment right under certain circumstances in the event that the closing price of our Ordinary Shares is $4.00 or more for three consecutive trading days. The option under the Second Amendment has expired. As a result of the August 2024 Private Placement, as of March 4, 2025, Alpha beneficially owns 17.78% of our issued and outstanding share capital.

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

Record Holders

Based on a review of information provided to us by our transfer agent, as of March 4, 2025, there were 11 holders of record of our Ordinary Shares in the United States, Cede & Co., the nominee of the Depositary Trust Company. The shares held of record by Cede & Co. includes beneficial owners whose shares are held in street name by brokers and other nominees.

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

Indemnification Agreements and Exemption Letters

We have entered into indemnification agreements and exemption letters with all of our directors and with members of our senior management. Each such indemnification agreement provides the officeholder with indemnification permitted under applicable law and up to a certain amount, and to the extent permitted by Companies Law. Each such exemption letter provides that we may exempt, in whole or in part, the relevant director or member of senior management from liability to us for damages caused to the Company as a result of a breach of his or her duty of care.

On December 5, 2024, the general meeting of our shareholders approved granting an indemnification and exemption letters to our officeholders and directors as may be from time to time, in the form previously approved by our shareholders. Indemnification letters, covering indemnification and insurance of those liabilities imposed under the Companies Law and the Israeli Securities Law, as discussed above, were granted to each of our officeholders and were approved for any future officeholders.

General

Securities Purchase Agreement

On November 29, 2022, we entered into a definitive securities purchase agreements with certain investors, including Mr. Avraham Brenmiller, Chief Executive Officer and the Chairman of our board of directors in connection with the 2022 Private Placement. Pursuant to the securities purchase agreement we entered into with Mr. Avraham Brenmiller, we sold 64,503 units consisting of 64,503 Ordinary Shares of the Company and 64,503 associated warrants to Mr. Avraham Brenmiller at a price of NIS 53.3 (approximately $15.5) per unit, based on an exchange rate of NIS/USD 3.438 published on November 28, 2022 (the exchange rate on the day prior to the signing of the 2022 Private Placement), for a total consideration of $1,000,000. The warrants have exercise price of $16.66 per share and are exercisable until January 31, 2028.

Mr. Avraham Brenmiller received piggyback registration rights for the Ordinary Shares and shares underlying the associated warrants sold in this private placement. On June 29, 2023, we filed a registration statement with the SEC to register the resale of the warrant shares. Upon effectiveness of such registration statement on July 10, 2023, the aforementioned piggyback rights expired.

Options and Restricted Shares

Since our inception, we have granted options to purchase our Ordinary Shares to our officers and certain of our directors who are also officers of the Company. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions, as defined in our stock option plan or the stated compensation policy, as the case may be. Pursuant to the approval of an extraordinary meeting of the Company’s shareholders held on January 24, 2023, and as recommended by the board of directors and compensation committee, the Company adopted an amendment to the Company’s compensation policy. The amendment presents the following changes:

i.	To allow the compensation committee and the board of directors to exchange basic salary with equity-based compensation, either in whole or in part, by issuing RS or RSU which will be vested on a monthly basis. In such case, the calculation of the RS and RSU value in comparison to the basic salary will include a discount of up to 15%.

ii.	To allow the compensation committee and the board of directors to exchange accrued and unpaid cash salary to office holders, including shareholders and /or relative of controlling shareholders, with RSU or any other equity-based compensation in accordance with the Company’s option plan (as defined in the current compensation policy) with the following minimum terms: vesting period of no less than one month, share price that will be calculated according to the average of Company’s market share price in the last 5-30 days (at the Boards’ discretion), with a discount of up to 15%.

For more information see “Item 6.B. — Compensation” and “Item 6.E. — Equity Incentive Plan”.

Unpaid CEO Salary Conversion to Equity

As of December 31, 2022, Mr. Avraham Brenmiller had an unpaid salary balance (in respect of prior years) in the amount of NIS 790 thousand (approximately $225 thousand). In exchange for the above unpaid salary, on November 17, 2022, and November 23, 2022, the compensation committee and the board of directors, respectively, approved and voted to recommend that the shareholders approve to convert the unpaid salary into equity under the terms of the November 2022 definitive securities purchase agreements, as described above, respectively, except the exercise period as described below. Accordingly, on January 24, 2023, our shareholders approved the conversion, and we granted Mr. Brenmiller 14,822 units, consisting of 14,822 Ordinary Shares and 14,822 associated warrants, at a price of NIS 53.3 (approximately $15.5) per each issued unit, based on an exchange rate of NIS/USD 3.438 published on November 28, 2022 (the exchange rate on the day prior to the signing of the 2022 Private Placement). Each warrant is exercisable into one Ordinary Share subject to payment of exercise price of NIS 61.3 (approximately $17.8) per warrant and has a term of two (2) years as of the issuance date of the warrants for Mr. Brenmiller. These warrants expired on January 24, 2025. See “Item 6.B. — Compensation.”

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

See “Item 18. —Financial Statements.”

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

The Companies Law imposes further restrictions on our ability to declare and pay dividends. Under the Companies Law, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of distribution, generally referred to as the Earnings Criteria. In the event that we do not meet such earnings criteria, we may seek the approval of a court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due, generally referred to as the Solvency Criteria.

However, under the New Exemptions, an Israeli company whose shares are listed outside of Israel, is permitted to perform distribution in a way of repurchasing its own shares, even if the Earnings Criteria is not met, without the need for court’s approval. The exemption is subject to certain conditions, including, among others: (i) The distribution meets the Solvency Criteria; and (ii) no rejection was filed by any of the company’s creditors to the court. If any creditor objects to the distribution, the company will be required to obtain the court’s approval for the distribution.

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10.E. — Taxation”, for additional information.

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

B. Memorandum and Articles of Association.

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this annual report. The information called for by this Item is set forth in Exhibit 1.1 to this annual report and is incorporated by reference into this annual report.

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

D. Exchange Controls.

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

It is possible that the Company may fail to qualify or may not continue to qualify as an “Industrial Company” or that the benefits described above will not be available in the future.

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

Percentage of manufacturing activities performed outside of Israel, cumulatively	The increased payment to the IIA
Up to 50%	120% of the received grants + interest
50% - 90%	150% of the received grants + interest
90% or more	300% of the received grants + interest

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

Taxation of our Shareholders

Under Section 97(b3) of the Income Tax Ordinance, or ITO, foreign residents are generally exempted from Israeli capital gains tax upon the sale of securities acquired by the seller following December 31, 2008, which were issued by an Israeli resident company if the following conditions are met:

●	The capital gain is not attributable to a “permanent establishment” in Israel of the foreign resident seller;

●	The securities were not acquired by the foreign resident seller from a relative (as defined under Section 88 of the ITO), and the provisions of Part E2 of the ITO (i.e., tax-exempt reorganizations) and Section 70 of the Real Estate Taxation Law (i.e., tax-exempt share issuances in real estate associations) do not apply to the securities.

●	The securities were not traded on a stock exchange in Israel at the time of the sale; and at the time the securities were acquired by the foreign resident sellers and during the two years preceding the foreign resident sellers’ disposition of the securities, the majority (i.e., more than 50%) of the value of the assets held by the company, directly or indirectly, was not sourced from one or more of the following:

1.	A right in real estate in Israel or in an Israeli Real Estate Association, each as defined under the Real Estate Taxation Law, and including any other right in Israeli real estate as defined under the Real Estate Law, 1969;

2.	A usage right in Israeli real estate or in any asset attached to real estate in Israel;

3.	A right to exploit natural resources in Israel;

4.	Right to the fruits (i.e., income) from real estate located in Israel.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25% (before surtax on individuals that can be 5% above certain threshold on dividend distributed after January 1, 2025), which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30% (before surtax that can be 5% above certain threshold on dividend distributed after January 1, 2025). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited interim financial information.

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

Foreign Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in currency exchange rates between the NIS and the dollar or euro. A certain portion of our liquid assets are held in dollars, and the vast majority of our expenses are denominated in NIS. For instance, during the year ended December 31, 2024, approximately 73% of our expenses were denominated in NIS. A change of 5% and 10% in the exchange rate of the NIS to the dollar and euro would change our operating expenses for the year ended December 31, 2024 by approximately 1% and 3%, respectively. However, these historical figures may not be indicative of future exposure. Currently, we do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024, at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for Emerging Growth Companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee is comprised of Mr. Michael Korner, Ms. Chen Franco-Yehuda and Ms. Nava Swersky Sofer, who are external directors, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Ms. Nava Swersky Sofer serves as the Chairperson of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2024 and 2023.

The following table provides information regarding fees paid by us to Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, including audit services, for the years ended December 31, 2024 and 2023.

	Year Ended December 31,
	2024	2023

Audit fees (1)	$143,499	$132,000
Audit-related fees (2)	84,000	99,969
Tax fees(3)	1,688	2,745
All other fees	-	-

Total	$229,187	$234,714

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and review of our interim financial statements.

(2)	Includes professional services rendered in connection with the fees relating to our private placements. All of the services provided were approved by our board of directors. Pursuant to the regulations promulgated under the Israeli Companies Law, pre-approval of audit fees is only mandatory for a public company.

(3)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

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

Not applicable.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited consolidated financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. As permitted under the Companies Law, our amended and restated articles of association provide that a quorum of two (2) or more shareholders, in person or by proxy, holding at least 25% of the voting rights, is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy. If the original meeting was convened upon requisition under Section 63 of the Companies Law, one or more Shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, shall constitute a quorum.

●	Nomination of our directors. With the exception of directors elected by our board of directors and external directors, our directors are elected by an annual or special meeting of our shareholders (i) to hold office until the next annual meeting following his or her election or (ii) for three-year term, as described above under “Management-Board Practices-External Directors.” The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Stock Market rules.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law. See “Item 6.C — Board Practices – Approval of Related Party Transactions under Israeli Law” for additional information.

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Management-Board Practices-External Directors.” We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our audit committee are “independent directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules. See “Item 6.C —Board Practices -Approval of Related Party Transactions under Israeli Law” for additional information.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale and other transactions in our securities that applies to our directors, senior management, employees and other covered persons, including immediate family members and entities controlled by any of the foregoing persons, as well as the Company itself.

This policy prohibits, among other things, insider trading and certain speculative transactions in our securities (including in short sales, transactions in put or call options, hedging transactions, margin accounts or other inherently speculative transactions with respect to our shares) and establishes a regular blackout period schedule during which directors, senior management, employees and other covered persons may not trade in our securities, as well as certain pre-clearance procedures that directors and senior management must observe prior to effecting any transaction in our securities.

We believe that our insider trading policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. A copy of this policy is filed as Exhibit 11.1 to this annual report on Form 20-F.

ITEM 16K. CYBERSECURITY.

Our board of directors recognizes the critical importance of maintaining the trust and confidence of our customers, business partners and employees. Our board of directors is guided by stringent regulatory requirements and best practices. Our approach, aligned with the new SEC cybersecurity disclosure requirements and the ISO 27001 and ISO 27002 standards, encompasses a broad spectrum of activities from incident response and risk management to governance, compliance documentation, and continuous improvement. We have established a proactive incident identification and evaluation process, leveraged advanced detection tools and we encourage both internal and external incident reporting. The board of directors is actively involved in oversight of our risk management program, and cybersecurity represents an important component of our overall approach to risk management. Our risk management strategy is thorough and dynamic, incorporating annual risk assessments to identify and mitigate potential cybersecurity threats. Our cybersecurity policies, standards, processes and practices are fully integrated into our risk management program and are based on recognized frameworks established by the Israel National Cyber Directorate (INCD), the International Organization for Standardization and other applicable industry standards. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Risk Management and Strategy

Our cybersecurity risk management framework is designed to align with our risk management strategy, through adherence to the ISO:27001:2022 and ISO/IEC 27005:2022 information security, cybersecurity and privacy protection guidance on managing information security risks the standard for information security risk management. This structured approach facilitates the comprehensive identification, assessment, and mitigation of cybersecurity threats, underscoring our commitment to protecting our valuable information.

In our risk management structure, we conduct annual internal risk assessments alongside a significant external evaluation performed by a reputable third party. These internal assessments are crucial for preemptively identifying and mitigating cybersecurity vulnerabilities, spearheaded by our dedicated cybersecurity team. Leading this initiative is the vice president of quality assurance/regulatory affairs (VP QA/RA), who holds certifications in ISO 27001, ISO 27002, ISO 27005, and is a qualified auditor. The VP QA/RA is supported by the IT Manager, ensuring a comprehensive and informed approach to managing cybersecurity risks.

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

Priority (or ERP system) servers are backed up weekly to a separate offsite location, ensuring that in the event of a data loss, we can recover up to a month’s worth of data, maintaining our operational integrity and mitigate against potential cybersecurity threats.

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

Our VP QA/RA implements programs designed to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with our incident response and recovery plans. Through ongoing communication our management monitors the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time and reports such threats and incidents to our board of directors and management when appropriate.

We have implemented a comprehensive Incident Response Plan (“IRP”) and Incident Response Management Procedure, ensuring compliance with ISO 27001:2022, NIST standards, and SEC disclosure requirements. The Incident Response Team (“IRT”), led by senior management, oversees cybersecurity incidents, mitigation efforts, and business continuity. The Incident Management Team (“IMT”) is responsible for overseeing the response process, including containment, coordination, and resolution. Key personnel include the Information Technology Officer, Chief Operations Officer, our legal counsel, and VP QA/RA as the Incident Response Manager. Our IT and Security Teams is responsible for implementing technical controls for containment and eradication, our legal and compliance team ensures that incidents are reported in accordance with applicable law and regulations, and the communications/IR team would manage public and internal communications regarding the incident. We perform automated monitoring, a 24/7 reporting system, and structured escalation based on severity. Upon detection, incidents are contained, investigated, and reported as required, with secure forensic evidence collection. Post-incident reviews ensure continuous improvement, with quarterly testing and annual updates to address emerging threats. This structured approach ensures effective risk mitigation, regulatory compliance, and operational resilience. Our board of directors is currently the highest supervisory authority on this matter, and we are considering delegating some of these supervisory authorities to our audit committee in the future.

Neither cybersecurity threats nor any previous cybersecurity incidents have materially affected or are reasonably likely to affect us, including its business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Brenmiller Energy Ltd. (incorporated herein by reference to Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-41402) filed with the SEC on December 5, 2023)
2.1*	Description of Securities
4.1+	English translation of Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-264398) filed with the SEC on April 21, 2022).
4.2+	Brenmiller Energy Ltd. Stock Option Plan as amended on January 4, 2023 (incorporated herein by reference to our Registration Statement on Form S-8 (File No. 333-272266) filed with the SEC on May 30, 2023).
4.3+	Brenmiller Energy Ltd. Compensation Policy (incorporated herein by reference to Exhibit 4.3 to our Annual Report on Form 20-F (File No. 001-41402) filed with the SEC on March 18, 2024).
4.4	English translation of Founders’ Agreement, dated December 21, 2021, by and between Brenmiller Energy Ltd., Rani Zim Holdings (Pty.) Ltd., Yolan Properties and Investments (Pty.) Ltd. and Yoram Cohen (incorporated herein by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-264398) filed with the SEC on April 21, 2022).
4.5	Finance Agreement, dated March 31, 2021, by and between The European Investment Bank and Brenmiller Energy Ltd. (incorporated herein by reference to Exhibit 10.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-14402) filed with the SEC on November 23, 2022).
4.6	Amendment No. 1 to the Finance Agreement, dated November 25, 2021, by and between The European Investment Bank and Brenmiller Energy Ltd (incorporated herein by reference to Exhibit 10.2 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-14402) filed with the SEC on November 23, 2022).
4.7	Amendment No. 2 to the Finance Agreement, dated July 14, 2022, by and between The European Investment Bank and Brenmiller Energy Ltd. (incorporated herein by reference to Exhibit 10.3 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-14402) filed with the SEC on November 23, 2022).
4.8	Amendment No. 5 to the Finance Agreement, dated July 8, 2024, by and between The European Investment Bank and Brenmiller Energy Ltd. (incorporated herein by reference to Exhibit 10.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-41402) filed with the SEC on July 15, 2024.
4.9	Amendment No. 7 to the Finance Agreement, dated November 27, 2024, by and between The European Investment Bank and Brenmiller Energy Ltd. (incorporated herein by reference to Exhibit 10.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-41402) filed with the SEC on December 4, 2024).
4.10	Sales Agreement by and between Brenmiller Energy Ltd., and A.G.P./Alliance Global Partners, dated June 9, 2023 (incorporated herein by reference to Exhibit 10.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-41402) filed with the SEC on June 9, 2023).
4.11	Purchase Agreement, dated as of January 22, 2024, between the Company and the purchaser named in the signature page thereto (incorporated herein by reference to Exhibit 10.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-14402) filed with the SEC on January 25, 2024).

4.12	Placement Agency Agreement, dated as of January 22, 2024, between the Company and A.G.P./Alliance Global Partners (incorporated herein by reference to Exhibit 10.2 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-14402) filed with the SEC on January 25, 2024).
4.13	Private Placement Agreement between Brenmiller Energy Ltd. and Alpha Capital Anstalt, dated August 4, 2024 (incorporated herein by reference to Exhibit 10.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-41402) filed with the SEC on August 6, 2024).
4.14	First Amendment to the Securities Purchase Agreement, between Brenmiller Energy Ltd. and Alpha Capital Anstalt, dated November 3, 2024 (incorporated herein by reference to Exhibit 10.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-41402) filed with the SEC on November 6, 2024).
4.15	Second Amendment to the Securities Purchase Agreement, between Brenmiller Energy Ltd. and Alpha Capital Anstalt, dated January 16, 2025 (incorporated herein by reference to Exhibit 10.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-41402) filed with the SEC on January 17, 2025).
4.16*	Warrant Amendment No. 1, between Brenmiller Energy Ltd. and Armistice Capital Master Fund Ltd., dated June 6, 2024.
8.1*	List of Subsidiaries.
11.1*	Insider Trading Policy.
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1%	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350.
13.2%	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350.
15*	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited independent registered public account firm.
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to our Annual Report on Form 20-F (File No. 001-41402) filed with the SEC on March 18, 2024).
101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance sheets as of December 31, 2024, December 31, 2023 and December 31, 2022; (ii) Consolidated Statements of Comprehensive Loss as of December 31, 2024, December 31, 2023 and December 31, 2022; (iii) Consolidated Statement of Changes in Shareholders’ Equity as of December 31, 2024, December 31, 2023 and December 31, 2022; (iv) Consolidated Statements of Cash Flows as of December 31, 2024, December 31, 2023 and December 31, 2022; and (v) Notes to the consolidated financial statements.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
%	Furnished herewith.
+	Management contract or compensatory plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

Brenmiller Energy Ltd.

Date: March 4, 2025	By:	/s/ Avraham Brenmiller
Avraham Brenmiller
Chief Executive Officer

Brenmiller Energy Ltd.

2024 Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Brenmiller Energy Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Brenmiller Energy Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1c to the consolidated financial statements, the Company has incurred recurring losses from operations and negative operating cash flows that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1c. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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
March 4, 2025

We have served as the Company’s auditor since 2017.

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Brenmiller Energy Ltd.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for number of shares and par value)

		December 31
	Note	2024	2023
Assets
CURRENT ASSETS:
Cash and cash equivalents	3	$4,101	$3,183
Restricted deposits		29	34
Trade receivables, net of allowance for credit losses of $0 and $380 as of December 31, 2024 and 2023		-	278
Prepaid expenses and other receivables	4	604	467
Inventory	5	1,568	607
TOTAL CURRENT ASSETS		6,302	4,569

NON-CURRENT ASSETS:
Restricted deposits	8	86	85
Operating lease right-of-use assets, net	8	560	1,144
Property, plant and equipment	7	4,892	4,563
Investment in joint venture	6	74	-
Other asset	7D	-	233
TOTAL NON-CURRENT ASSETS		5,612	6,025

TOTAL ASSETS		$11,914	$10,594

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED BALANCE SHEETS (Cont.)

(U.S. dollars in thousands, except for number of shares and par value)

		December 31
	Note	2024	2023
Liabilities and Shareholders’ Equity

CURRENT LIABILITIES:
Trade payables		$276	$321
Deferred revenue		387	387
Other payables	13A	1,632	1,401
Current maturities of operating lease liabilities	8	501	611
TOTAL CURRENT LIABILITIES		2,796	2,720

NON-CURRENT LIABILITIES:
European Investment Bank (“EIB”) Loan	10	4,303	4,461
Share based payment liability	15B	300	-
Warrants’ liability		10	-
Operating lease liabilities	8	19	533
TOTAL NON-CURRENT LIABILITIES		4,632	4,994

COMMITMENTS	12

TOTAL LIABILITIES		7,428	7,714

SHAREHOLDERS’ EQUITY:	11
Ordinary Shares, no par value - Authorized 15,000,000 ; Issued and outstanding 8,094,791 and 2,151,745 as of December 31, 2024 December 31, 2023, respectively		124	124
Additional paid in capital		108,615	100,237
Foreign currency cumulative translation reserve		(2,053)	(2,053)
Accumulated deficit		(102,200)	(95,428)
TOTAL SHAREHOLDERS’ EQUITY		4,486	2,880
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$11,914	$10,594

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(US dollars in thousands, except for per share data)

		For the year ended December 31
	Note	2024	2023	2022

REVENUES:	13B
Licensing fees		$-	$-	$1,500
Engineering services		-	621	20
		-	621	1,520
COSTS AND EXPENSES:
COST OF REVENUES	13C	(985)	(1,555)	(1,890)
RESEARCH AND DEVELOPMENT, NET	13D	(3,589)	(3,178)	(4,695)
SELLING AND MARKETING	13E	(1,197)	(1,148)	(1,201)
GENERAL AND ADMINISTRATIVE	13F	(4,557)	(4,637)	(4,429)
ROTEM 1 PROJECT – IMPAIRMENT AND CLOSURE LOSS, NET	7D	-	-	(251)
OTHER INCOME (EXPENSES), NET	13G	(234)	37	(737)
OPERATING LOSS		(10,562)	(9,860)	(11,683)
INTEREST EXPENSES		(244)	(100)	(92)
OTHER FINANCIAL INCOME, NET	13H	4,034	312	683
FINANCIAL INCOME, NET		3,790	212	591
NET LOSS		(6,772)	(9,648)	(11,092)
NET LOSS PER ORDINARY SHARE:	13I
Basic and diluted loss		$(1.29)	$(4.99)	$(7.58)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE		5,235,486	1,952,097	1,462,776
NET LOSS, as above		$(6,772)	$(9,648)	$(11,092)
OTHER COMPREHENSIVE LOSS – EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRENECY	2E	-	(476)	(778)
COMPREHENSIVE LOSS		$(6,772)	$(10,124)	$(11,870)

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(US dollars in thousands, except for number of shares)

	Ordinary Shares		Additional	Foreign currency cumulative
	Number of shares	Amount	paid in capital	translation reserve	Accumulated deficit	Total Equity
BALANCE AS OF JANUARY 1, 2022	1,370,633	79	83,125	(799)	(74,688)	7,717
CHANGES DURING 2022:
Comprehensive loss for the year	-	-	-	(778)	(11,092)	(11,870)
Issuance of shares and warrants, net of issuance costs of $ 297 (Note 11)	151,765	9	7,165	-	-	7,174
Share-based compensation (Note 11C)	-	-	1,612	-	-	1,612
BALANCE AS OF DECEMBER 31, 2022	1,522,398	88	91,902	(1,577)	(85,780)	4,633
CHANGES DURING 2023:
Comprehensive loss for the year	-	-	-	(476)	(9,648)	(10,124)
Issuance of shares and warrants, net of issuance costs of $ 176 (Note 11)	533,238	30	6,456	-	-	6,486
Exercise of warrants (Series 3) and prefunded warrants	34,077	2	102	-	-	104
Deemed dividend of $ 92 (change in terms of warrants (Series 3))	-	-	-	-	-	-
Share-based compensation (Note 11C)	62,032	4	1,777	-	-	1,781
BALANCE AS OF DECEMBER 31, 2023	2,151,745	124	100,237	(2,053)	(95,428)	2,880
CHANGES DURING 2024:
Comprehensive loss for the year	-	-	-	-	(6,772)	(6,772)
Issuance of shares and prefunded warrants, net of issuance costs of $ 466 (Note 11)	4,952,422	-	8,233	-	-	8,233
Exercise of prefunded warrants	648,890	-	*-	-	-	*-
Warrants reclassified to equity (Note 11B)	-	-	706	-	-	706
Warrants reclassified to liabilities (Note 11B)	-	-	(1,649)	-	-	(1,649)
Exercise of options	1,805	-	3	-	-	3
Share-based compensation (Note 11C)	339,929	-	1,085	-	-	1,085
BALANCE AS OF DECEMBER 31, 2024	8,094,791	124	108,615	(2,053)	(102,200)	4,486

*	Less than one thousand U.S. dollars.

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US dollars in thousands)

	For the year ended December 31
	2024	2023	2022
CASH FLOWS - OPERATING ACTIVITIES:
Loss for the year	$(6,772)	$(9,648)	$(11,092)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation (Note 7)	228	120	239
Impairment and closure net loss on Rotem 1 project	-	-	235
Non-cash interest and exchange rate differences, net	(101)	(94)	(560)
Fair value adjustment of warrants’ liability	(4,109)	-	-
Warrants issuance costs	473	-	-
Loss from write-down of production line	-	-	704
Share-based compensation (Note 11C)	1,385	1,781	1,470
Other	237	(35)	30
Changes in operating assets and liabilities:
Decrease (increase) in prepaid expenses and receivables	141	456	(610)
Decrease (increase) in inventory	(961)	295	(892)
Increase (decrease) in trade payables	(206)	81	(169)
Increase (decrease) in other payables and deferred revenue	178	122	(1,049)
Net cash used in operating activities	(9,507)	(6,922)	(11,694)
CASH FLOWS - INVESTING ACTIVITIES:
Purchase of equipment	(37)	(33)	(39)
Sale of equipment	-	43	-
Investment in joint venture and loan thereto	(78)	-	-
Installation of a production facility, less participation by the Israeli Innovation Authority (Note 7)	(306)	(2,621)	(1,426)
Restricted deposit withdrawn (funded)	(1)	-	94
Other	-	2	(33)
Net cash used in investing activities	(422)	(2,609)	(1,404)
CASH FLOWS - FINANCING ACTIVITIES:
Proceeds from issuance of shares, warrants and prefunded warrants	8,699	6,434	7,471
Proceeds from issuance of warrants’ liability	3,176	-	-
Fund raising and issuance costs	(939)	(176)	(297)
Exercise of options and warrants	3	104	-
Loan received from EIB	-	-	4,031
Repayment of bank loan	-	-	(5)
Net cash provided by financing activities	10,939	6,362	11,200
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS	1,010	(3,169)	(1,898)
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITTS	(97)	(156)	113
CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS - BEGINNING OF YEAR	3,217	6,542	8,327
CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS - END OF YEAR	$4,130	$3,217	$6,542

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US dollars in thousands)

	For the year ended December 31
	2024	2023	2022
B. Supplemental information:
Investing and financing activities not involving cash flows
Recognition of operating lease liability and right-of-use asset	$22	$199	$2,266
Borrowing costs capitalized	53	175	20
Reclassification of share options and warrants from liabilities to equity	706	516	74
Supplier’s credit for the acquisition of equipment	161	-	-
Conversion of unpaid salary to Ordinary Shares and warrants	-	228	-
Change in terms of warrants	-	92	-
Reclassification of warrants from equity to liabilities	1,649	-	-
Cash paid during the year for -
Interest (net of amounts capitalized)	$183	$113	$-
C. Reconciliation of cash and cash equivalents, and restricted DEPOSITS reported in the statement of financial position
Cash and cash equivalents	$4,101	$3,183	$6,508
Restricted bank deposits	29	34	34
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$4,130	$3,217	$6,542

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

The Company is a technology company that develops, produces, markets and sells thermal energy storage (“TES”) systems based on our proprietary and patented bGen™ technology. The use of the Company’s technology allows electrification and decarbonization of the industrial industry sector resulting in better integration with renewable energy sources and further reduction of carbon emissions. Through 2022, the Company’s main activity was focused on the development of its technology and its application into products and commercial solutions. In 2023, the Company commenced the commercialization of its products and services and assembled a new production line to facilitate commercial operations, that commenced operations in October 2024.

As of December 31, 2024, the Company has three wholly owned subsidiaries (in Israel, the Netherlands and the United States) that are currently inactive, or are in the early stages of operations (“the Group”). As to the establishment of a new joint venture in 2024 in Spain – see Note 6.

B.	The impact of the regional war involving Israel

While none of our facilities or infrastructure have been damaged since the war in Israel broke out on October 7, 2023, the import and export of goods may experience disruptions in and out of Israel as a result of such military conflict and terrorist attacks on the sea routes in the Red Sea region. A prolonged war could result in further military reserve duty call-ups in the future as well as irregularities to our supply chain and the movement of components and raw material into Israel and our finished products exported from Israel. The Company’s operations, including its production facility, are located in Israel. The war has slowed down the Company’s ability to fully operate the new production facility due to delays in delivery of machinery and shortage in man-power caused by military reserve call-ups, in addition, the Company is required to find alternative sources of materials and supplies and to cope with increasing costs. A negative sentiment towards Israel and Israeli companies may also affect international markets that may, in turn, affect the Company commercially and its ability to raise funds. Such disruption, including the escalation of the political situation in Israel, could materially adversely affect the Company’s business, prospects, financial condition, and results of operations.

C.	Liquidity

The Company has not yet generated significant revenues from its operations and has an accumulated deficit as of December 31, 2024, as well as a history of net losses and negative operating cash flows. Towards the end of 2024, the Company started the operations of its new production line, which facilitates the shift in operations from the development stage to commercial operations and commenced the production of TES systems under sale type lease agreements with two Israeli customers. However, the Company expects to continue incurring losses and negative cash flows from operations until its products reach profitability. As a result of these expected losses and negative cash flows from operations, along with the Company’s current cash position, the Company has concluded that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (cont.):

C.	Liquidity (Cont.)

Management’s plans include the continued commercialization of the Company’s products and services, raising capital through private and public offerings (including the use of an at-the-market offering) and through government grants under approved research and development plans and approved projects (Note 12). In addition, management is planning to find additional cash sources through additional equity and debt financing (see also Note 10 with respect to EIB requirements).

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

The Group’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

D.	Joint venture

The Company’s investment in joint venture (“JV”) in Spain (see Note 6), in which it has the ability to exercise significant influence is accounted for under the equity method.

E.	Functional and presentation currency:

Throughout 2023, the functional currency of the Parent Company’s financial statements was the New Israeli Shekel (“NIS”) and the presentation currency was the U.S. Dollar ($). Effective January 1, 2024 the Company changed its functional currency to the U.S. dollar from the NIS. Prior to this change, the Group’s presentation currency used in its consolidated financial statements was the U.S. Dollar ($), while translation differences from NIS were carried to “Other Comprehensive Income or Loss”.

This change was based on the assessment by the Company’s management, that the dollar has become the primary economic environment in which the Company operates, after considering several factors and changes in circumstances in 2023 including inter alia: the commercialization of the Company’s products, changes in the composition of its cost of sales, available funds are mainly denominated in U.S. dollars, and the fact that the Company’s principal source of financing, following the delisting of its shares from trading in TASE, is derived from the U.S. capital markets (Note 12B), and all of the Company’s budgeting is conducted mainly in U.S. dollars. The change in functional currency was accounted for prospectively.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

E.	Functional and presentation currency (cont.):

The change in functional currency to the U.S. dollar resulted inter-alia in a reclassification of the Company’s certain equity-classified warrants (whose fair value as of January 1, 2024 was $1,649 thousand), to liabilities due to their NIS-denominated exercise price. See also Note 11B, as to changes in the currency of exercise price made during the reporting period.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in financial income or expenses.

F.	Cash, cash equivalents and restricted cash deposits

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

G.	Accounts receivable

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

Accounts receivable have been reduced by an allowance for current expected credit losses. The estimate is a result of the Company’s ongoing evaluation of collectability, customer credit worthiness, historical levels of credit losses, and future expectations.

As of December 31, 2023, the Company has one individual customer that exceeds 10% of receivables.

H.	Allowance for credit losses

The Company performs an analysis of potential credit losses related to its financial instruments. Such instruments are primarily cash and cash equivalents, restricted deposits and receivables, based on class of financing receivables which share the same or similar risk characteristics such as customer type and geographic location, among others.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

H.	Allowance for credit losses (cont.)

The Company estimates the expected credit losses by applying the related corporate default rate which corresponds to the credit rating of the specific customer.

As of December 31, 2024 the Company wrote-off an uncollectible customer balance of $669; other write-off activity and recoveries for the periods presented were not material. Current expected credit loss expense is $289 thousand, $380 thousand and $0, for the years ended December 31, 2024, 2023 and 2022, respectively.

I.	Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of trade and other receivables, and cash, cash equivalents and restricted deposits held at financial institutions.

The Company places its cash and cash equivalents, bank deposits and restricted deposits in high credit quality financial institutions. In general, customers are not required to provide collateral or any other security to support accounts receivable but are required to make advances with the advancement of projects.

J.	Inventories

Inventory is measured at the lower of cost and net realizable value.

Inventory costing is based on the first-in-first-out method. In the case of purchased goods and work in process, costs include raw materials, direct labor, share based compensation and other direct costs and fixed production overheads (based on the normal operating capacity of the production facilities).

Net realizable value is the estimated selling price in the ordinary course of business, less attributable selling expenses.

K.	Property, plant and equipment

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

The assets are depreciated using the straight-line method to allocate their cost over their estimated useful lives. Annual rates of depreciation are as follows:

Plant	10-14 years (mainly 10)
Computers and equipment	3 years
Leasehold improvements	Over the shorter of the lease term, or useful life 5-10 years
Furniture and equipment	7-16 years
Vehicles	7 years

Gains and losses on disposals are determined by comparing proceeds with the associated carrying amount. These are included in the statements of comprehensive loss.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

L.	Research and development

Research and development expenses include costs associated with the ongoing development of the Company’s TES units and technology, including compensation and employee benefits and allocated costs associated with our research and development department. Research and development expenses are expensed as incurred.

M.	Impairment of long-lived assets

Long lived assets held and used by the Company are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset group) would be written down to their estimated fair values. Based on our review, we recorded impairment charges of $0 thousand for the years ended December 31, 2024 and 2023, and impairment charge of $704 thousand for the year ended December 31, 2022 related to the write down of old production line.

N.	Government grants

Government grants, which are received from Israeli government agencies and ministries, from the BIRD Foundation and NYPA (in a combined agreement – see Note 12), as participation in research and development that is conducted by the Company, are recognized when the grant becomes receivable, provided there is reasonable assurance that the Company will comply with the conditions attached to the grant and there is reasonable assurance that the grant will be received. Grants are recognized as a deduction from research and development expenses as the applicable costs are incurred, and presented in research and development expenses, net, except for amounts attributed to royalties that are probable to be paid therefore at time of the grant recognition.

Research and development expenses, net for the years ended December 31, 2024, 2023 and 2022, include participation in research and development expenses in the amount of approximately $0 thousand, $92 thousand and $275 thousand, respectively.

O.	Loss Contingencies

The Company may be involved, from time to time, in various claims and legal proceedings that arise in the ordinary course of business. The Company recognizes a liability when it is probable that a loss has incurred and can reasonably estimate the loss. The Company regularly evaluates current information to determine whether it should adjust a recorded liability or record a new one. As of December 31, 2024, no such claims or proceedings are pending against the Company.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (cont.)

P.	Fair value measurements

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

As of December 31, 2024, except for warrants liability of $10 thousand, and as of December 31, 2023, the company has no financial instruments measured at fair value.

Q.	Loss per share

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

Potentially dilutive Ordinary Shares result from the assumed exercise of options and warrants, using the “treasury stock” method, and the assumed vesting of restricted share units.

R.	Share-based payment

The Company measures all share-based awards, including share options, restricted shares (“RS”) and restricted share units (“RSUs”), based on their estimated fair value on the grant date for awards to its employees, directors and service providers.

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

Share-based compensation expenses for options and RSUs are recognized using the accelerated attribution method, over the requisite service period (primarily a four or three years period for share options and one year for RSUs), net of estimated forfeitures. See Note 11 for further information.

S.	Revenue recognition:

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

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (cont.)

S.	Revenue recognition (cont.):

Deferred revenue is mainly comprised of payment made on completion of certain milestones, prior to final delivery, or up-front fees. Amounts are recorded as accounts receivable when the Company’s right to consideration is unconditional.  The Group’s contract liabilities from contracts with customers consist primarily of deferred revenue.

(1)	Revenue from sale of TES units

The Company manufactures and sells TES units based on the development and its technological know-how and patents. The Group sells the TES units as a finished product, either under a sale contract with the customer or a sale type lease (see also Note 2T).

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

T.	Leases:

1) The Company as a lessee

The Group leases buildings, offices and vehicles under operating leases. Lease agreements are for a period of between 3 and 5 years, which includes extension options.

The Company determines if an arrangement is a lease at inception, and recognizes right-of- use (“ROU’) assets and current and non-current operating lease liabilities in the consolidated balance sheet. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized as of the commencement date based on the present value of lease payments over the lease term. Lease terms will include options to extend or terminate the lease when it is reasonably certain that the Company will either exercise or not exercise the option to renew or terminate the lease. The discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined, in which case the Company’s uses its estimated incremental borrowing rate based on the information available at the commencement date.

The Company recognizes a single lease expense on a straight-line basis over the lease term and reduces the lease liabilities by the payments made. ROU asset amortization, referred to as non-cash lease expense, along with the change in the operating lease liabilities are separately presented within the cash flows from operating activities on the consolidated statements of cash flows.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (cont.)

T.	Leases (cont.):

Lease liabilities and right-of-use assets are remeasured when there is a change in the lease term or the lease payments.

2) The Company as a lessor

The Company has entered into several contracts to build TES systems that will be commissioned to customers under long-term lease arrangements with purchase options; these arrangements typically include certain support services that are accounted for separately under ASC 606.

The Company applies ASC 842: “leases” to determine whether these transactions are a sale-type or operating-type leases. For that purpose, the Company considers the terms and conditions of each contract and all relevant terms and circumstances upon commencement of the lease as promulgated in ASC 842-10-25-2.

The Company has determined that the lessee does not obtain control of the TES systems under construction and that the commencement date for these contracts is when the systems is functional and provides energy according to established specifications.

At the commencement date:

- for sale type leases, the Company shall recognize revenue in the aggregated amount of its net investment in the lease and selling profit or selling loss arising from the lease, and derecognize the underlying asset. The net investment in the lease includes the lease receivable, which is measured at the present value, discounted using the rate implicit in the lease, and the present value of any unguaranteed residual asset at the end of the lease.

- For operating leases, the Company shall defer initial direct costs, and subsequently recognize the lease payments as income in profit or loss over the lease term on a straight-line basis.

U.	Retirement and Severance Pay

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

The expenses recognized in 2024, 2023 and 2022 in relation to these contributions were $275 thousand, $ 266 thousand and $ 328 thousands, respectively.

V.	Income Taxes

Income taxes are recognized using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (cont.)

V.	Income Taxes (cont.)

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

W.	Segments

The Company identifies operating segments in accordance with ASC Topic 280, “Segment Reporting”. Accordingly, the Company has determined that it has one operating and reportable segment – see also Note 14.

X.	New Accounting Pronouncements

Accounting pronouncements adopted in the current year

Commencing January 1, 2024, the Company adopted ASU 2023-07—Segment Reporting (Topic 280), which requires improvements to Reportable Segment disclosures, which have been given effect retrospectively in these financial statements.

Newly issued and not yet adopted accounting pronouncements:

ASU 2023-09 Income Taxes (Topic 740). This pronouncement requires improvements to income tax disclosures, and is effective for annual reporting periods beginning after December 15, 2025.

NOTE 3 - CASH AND CASH EQUIVALENTS:

Comprised as follows (U.S. dollars in thousands)

	December 31
	2024	2023
Cash at bank	$854	$573
Short-term bank deposits	3,247	2,610
Total cash and cash equivalent*	$4,101	$3,183
*Including cash held per commitment to EIB – see Note 10	$364	$387

NOTE 4 - prepaid expenses and other receivables (U.S. dollars in thousands):

	December 31
	2024	2023
Institutions	$253	$200
Prepaid expenses	322	215
Others	29	52
	$604	$467

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - INVENTORY:

Comprised as follows (U.S. dollars in thousands):

	December 31
	2024	2023
Work in progress	$1,509	$546
Raw materials	59	61
	$1,568	$607

As of December 31, 2024, the Company has acquired inventories in the amount of $912 thousand (included in raw materials and work in progress above), in respect of its agreement to supply a TES facility to Tempo (see Note 12C), and thus completed its first mile-stone under the agreement. Upon commissioning to Tempo, the system is expected to be classified as a sale type lease, due to the longevity of its use (15 years) and its purchase option after the third year from commissioning.

NOTE 6 - INVESTMENT IN JOINT VENTURE

In 2024, under a joint venture agreement with a Spanish partner in the field of renewable energy (an agreement that became effective on September 24, 2024), the parties established a new company – Brenmiller Europe S.L. – where 60% of the shares are held by the Company and the remaining 40% by the Spanish partner (hereinafter – “BRSL”). Under the agreement, the parties agreed to cooperate in the promotion and sale of renewable energy projects or services of the Company in certain European territories through BRSL. According to the agreement, the parties made an initial investment of Euro 7,500 in shareholders’ equity (of which the Company’s share was Euro 4,500), and committed to fund the activities of BRSL during the first three years of its operation (up to the amount of Euro 1.44 million), by way of shareholder loans, according to their relative shareholding. As of December 31, 2024, the Company provided a loan to BRSL of Euro 66.6 thousand in that regard. BRSL had insignificant activities in the last quarter of 2024.

BRSL Board of directors is comprised of 2 representatives from each party and one independent director that will serve as chairman of the board, but has no decisive vote. The agreement sets a list of issues that require “de-facto” mutual agreement of both parties in board’s decisions. Any change in this mechanism requires a qualified majority of 75% in shareholders meetings. Consequently, the Company concluded that it has no control over the JV but has the ability to exercise significant influence.

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT:

A.	The composition of assets, grouped by major classifications and accumulated depreciation, is as follows (U.S. dollars in thousands):

	December 31
	2024	2023
Cost:
Plant (new production facility)	$5,088	$4,568
Computers and equipment	685	649
Leasehold improvements	445	445
Office furniture and equipment	145	144
Vehicles	13	13
	6,376	5,819
Less – Accumulated depreciation	(1,484)	(1,256)
Property, Plant and Equipment, Net	$4,892	$4,563

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT (cont.):

B.	Depreciation expenses totaled $228 thousand, $120 thousand and $239 thousand for the years ended December 31, 2024, 2023 and 2022, respectively.

During the years ended December 31, 2024, 2023 and 2022, the Company disposed of property and equipment in the net amount of $0 thousand, $8 thousand and $704 thousand, respectively.

As of December 31, 2024 and 2023, all the property, plant and equipment is located in Israel.

C.	New production facility in Dimona

In August 2022, the Company began the construction of its newly upgraded production facility in Dimona, Israel, which commenced operations in October 2024.

The new production facility includes inter-connectivity and smart automation of production in the production of bGenTM TES modules. Consequently, as part of the transitioning to the new production facility, the Company reassessed the remaining life and recoverability of the old production line and its components, and recognized a write down of parts that cannot be utilized in the new facility to their fair value, resulting in a loss recognition of $ 704 thousand (presented among “other expenses” in 2022).

The total cost of the facility includes capitalized borrowing costs of $248 thousand, and is net of investment grants of $182 thousand.

D.	Rotem 1 project

This project, conducted by the subsidiary Brenmiller Rotem, was abandoned in 2022 following the Company’s decision to focus on its core technology other than the initialization and operation of power plants. As of December 31, 2023, it is presented on the basis of the net realizable value of its main asset (presented as “other asset” in the balance sheet). In 2023, the Company commenced legal proceedings for the liquidation of the subsidiary (that is still in process to date). During 2024, the Company wrote-off the remaining value of the asset (see Note 13G).

Net loss derived from the closure of Rotem 1 project, as presented in the statement of comprehensive loss for the year 2022, is comprised of a write-down loss in the amount of $360 thousand, of the equipment above, vacating expenses of $16 thousand, net of lease termination gain of $125 thousand.

NOTE 8 - OPERATING LEASES:

The Company’s leases include production space for its new production facility (see Note 7B), office premises and car leases, which are all classified as operating leases. The lease term for the production space is for 5 years and the office premises are leased for a 5 year period which terminates in August 2025. The car leases are generally for a three year period.

As collateral for the office and lease agreement, a restricted deposit was pledged against bank guarantees provided to the property owner. The balance of the restricted deposit, presented as a non-current asset as of December 31, 2024 and 2023, amounted to $86 thousand and $85 thousand, respectively.

Operating lease expenses and cash flows for the years ended December 31, 2024 and 2023 totaled $682 thousand and $730 thousand, respectively.

The operating lease costs include variable lease payments of $11 thousand in 2024 and $7 thousand in 2023, in respect of linkage differences to the Israeli CPI.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - OPERATING LEASES (cont.):

Supplemental information related to leases:

Balance sheet information (U.S. dollars in thousands):

	December 31
	2024	2023

Operating lease right-of-use assets	560	1,144
Current lease liabilities	501	611
Non-current lease liabilities	19	533
Total lease liabilities	520	1,144
Weighted average remaining lease term	1.2 years	2.2 years
Weighted average discount rate	7.92%	7.17%

As of December 31, 2024, the maturities of operating lease liabilities were as follows (U.S. dollars in thousands):

Year ending December 31,
2025	$501
2026	18
2027	12
Total undiscounted lease payments	531
Less – imputed interest	(11)
Present value of lease liabilities*	$520
* Including amounts linked to the Israeli CPI of	$246

NOTE 9 - TAXES ON INCOME:

A.	Taxation of companies in Israel

The revenue of the Company and its subsidiary in Israel are subject to corporate tax at a regular rate.

The corporate tax rate that applies to the Company’s profits is 23%.

Capital gains of the Company and its subsidiary in Israel are taxable according to the regular corporate tax rate applying to the tax year.

B.	Losses carried forward for tax purposes

As of December 31, 2024, the Company had losses carried forward in the amount of approximately $76 million, which can be used to offset against future taxable income in future years without a time constraint. In addition, the Company has capital loss carried forward of approximately $11 million, that can be utilized only against future taxable capital gain.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - TAXES ON INCOME (cont.):

C.	Deferred income taxes (U.S. dollars in thousands):

	December 31
	2024	2023
Deferred tax assets
Tax loss carryforward*	20,107	17,991
Research and development	580	610
Employee and payroll accrued expenses	33	43
Operating lease liabilities	128	263
Other	166	123
Total gross deferred tax assets	21,014	19,030
Deferred tax liabilities:
Operating lease assets	128	263
Total deferred tax assets, net	20,886	18,767
Less – valuation allowance	(20,886)	(18,767)
Net deferred tax assets	-	-

*	Including capital loss carried forward.

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

E.	Uncertain tax positions

As of December 31, 2024 and 2023, the Company does not have a provision for uncertain tax positions.

F.	Roll forward of valuation allowance (U.S. dollars in thousands):

Balance as of December 31, 2022	(15,723)
Additions	(3,458)
Translation differences	414
Balance as of December 31, 2023	(18,767)
Additions	(2,119)
Translation differences	-
Balance as of December 31, 2024	(20,886)

G.	Tax assessments

The Company files consolidated tax returns with its subsidiary Brenmiller Rotem. The Company has final tax assessments up to and including the tax year 2019. The other subsidiaries have not been assessed for tax purposes since their incorporation.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - LOAN FROM THE EUROPEAN INVESTMENT BANK (“EIB”)

On March 31, 2021, the Company and EIB signed an agreement for the receipt of financing for the expansion plan of the Company and the establishment of an advanced production plant for TES systems in Israel (“the Financing Agreement”), the main terms of which are as follows:

1)	The financing is limited to an amount of EUR 7.5 million.

2)	The drawing down of the loan will be done in 2 tranches – the first, in the amount of EUR 4 million, was done in July 2022, and the second, in an amount of up to EUR 3.5 million, can be drawn down when the Company reaches certain milestones, but not later than March 31, 2024. On July 8, 2024, the Company signed an amendment to the credit facility agreement with EIB, following which, the availability of the second tranche of €3.5 million to the expansion of the Company’s plant, was extended by one year (to March 31, 2025), subject to certain conditions, with a 5.0% fixed annual interest rate.

3)	The loan is payable in EUR and is for a period of 6 years from the time of the drawing down of the tranche with an annual interest rate of 5%. In the first three years, only interest will be payable on the loan. Contractual payments of principal and interest in the following years ($ in thousands) are as follows:

Year	2025	2026	2027	2028	Total
Amount	$208	$1,596	$1,527	$1,457	$4,788

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

The liability presented in the balance sheets is comprised as follows ($ in thousands):

	Effective interest rate	December 31
	%	2024	2023
Loan component	6.84	3,988	4,172
Royalties’ component	15.52	315	289
		4,303	4,461

4)	The EIB has the right to cancel part of the loan that has not been granted to the Company and to demand the immediate repayment of the amount of the loan that has been made available to the Company in the event of a change in control in the Company.

5)	As security for the loan, the Company pledged the equipment that has been agreed upon in the financing agreement as well as all of the revenues generated from the sale of TES systems manufactured by the Company under a first ranking fixed lien.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - LOAN FROM THE EUROPEAN INVESTMENT BANK (“EIB”) (cont.):

6)	The Company is to comply with the following main covenants: a prohibition on the sale of certain assets except for those used in the regular course of business, a prohibition on the execution of a merger or a structural change in the Company’s group, except in cases that have been determined in the financing agreement with the bank, the Company may not distribute a dividend except in the cases that are set forth in the financing agreement with bank; the Company is entitled to receive a government grant up to the amount that is set forth in the financing agreement with the bank; and the Company is to hold cash and cash equivalents in an amount of not less than EUR 350 thousand at all times (with which the Company complies).

NOTE 11 - EQUITY:

A.	Share capital

Share data in these financial statements, have been adjusted retroactively to give effect to the reverse stock split (at a ratio of 10:1), which came into effect on December 4, 2023, and the consequent changes made to warrants and options issued by the Company.

1)	On October 31, 2021, and as part of the Company’s preparation for listing on Nasdaq, the Company entered into an investment agreement with four accredited investors that includes a private placement of the Company’s Ordinary Shares and prefunded warrants for a capital investment of $15 million, made in two stages.

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

2)	On February 16, 2023, the Company completed a private placement by certain investors, some of whom are existing shareholders of the Company (the “Investors”), and the former controlling shareholder of the Company, in an aggregate amount of NIS 12,463 thousand ($3.59 million). Under the investor agreements the Company issued 233,826 units, each consisting of one Ordinary Share and one non-registrable and non-tradeable warrant at a price of NIS 53.3 ($15.5) per each issued Unit. Each warrant is exercisable into one Ordinary Share subject to payment of exercise price of NIS 61.3 ($17.8) per warrant for a term of five (5) years from the issuance date of the offered warrants.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EQUITY (cont.):

A.	Share capital (cont.)

Issuance costs (of approximately $ 29 thousand) and the placement proceeds were allocated on a relative fair value basis ($ 2.24 million to share capital and premium and $1.35 million to the warrants); the warrants fair value was determined on the basis of the Black - Scholes pricing model.

The above private placement includes 64,503 units (representing a total investment of $1 million in cash), offered to Mr. Avraham Brenmiller - the Company’s former controlling shareholder and the Company’s Chief Executive Officer and Chairman of the Board of Directors (the “Board”) - with the same terms and conditions, as offered to the other investors.

3)

On June 9, 2023, the Company, entered into a Sales Agreement with A.G.P./Alliance Global Partners (“the Sales Agent”), pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent as agent or principal, Ordinary Shares under an “at the market offering” (“ATM”) as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or the Securities Act. The Ordinary Shares will be offered and sold pursuant to the Company’s currently effective registration statement on Form F-3, the prospectus contained therein and the prospectus supplement filed with the SEC dated June 9, 2023, under which the Company may offer and sell its Ordinary Shares having an aggregate offering price of up to $9,350 thousand from time to time through A.G.P.

During the second half of 2023, under the agreement with a A.G.P., the Company issued 35,812 ordinary shares for a total consideration of $220 thousand, net of agent commissions of $12 thousand and other issuance costs of $115 thousand. During 2024, the Company issued 3,712,421 Ordinary shares for a total consideration of $6,503 thousand, net of agent commissions of $214 thousand and other issuance costs of $108 thousand.

4)	On June 15, 2023, the Company completed a private placement offering of its securities for the aggregate gross proceeds of $2.5 million (NIS 8.97 million) with one of the Company’s shareholders, a Switzerland-based company. The placement included 248,778 units (the “June Units”), each June Unit consisting of one ordinary share of the Company, and one non-tradeable warrant to purchase one ordinary share, at a price per Unit of $10.

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

5)	On January 25, 2024, the Company closed a public offering under which it completed the issuance and sale of 240,000 Ordinary Shares, no par value per share of the Company at a price of $4.50 per share, pre-funded warrants at a price of $4.4999, to purchase 648,890 Ordinary Shares (which were all exercised into shares on May 17, 2024) and warrants to purchase 888,890 Ordinary Shares at an exercise price of $5.00 per share. The Warrants are exercisable immediately and will expire five years from the date of issuance. The Pre-Funded Warrants were exercisable immediately at a price of $0.0001 per share and were exercisable until exercised in full.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EQUITY (cont.):

A.	Share capital (cont.)

The Ordinary Shares, Warrants and Pre-Funded Warrants were offered and sold pursuant to an effective Registration Statement on Form F-1, as amended. The aggregate gross proceeds from this offering were approximately $4.0 million before deducting placement agent fees of $280 thousand and other fund-raising expenses, of $316 thousand.

6)	On April 10, 2024, the Company filed a registration statement on Form S-8 under the Securities Act of 1933, as amended, to register additional 500,000 Ordinary Shares, in the aggregate, issued or reserved for issuance under the 2013 Option Plan. On January 21, 2025 another registration statement on Form S-8 was filed to register additional 1,717,200 ordinary shares for the foregoing purpose.

7)	On August 4, 2024, the Company entered into a definitive securities purchase agreement with Alpha Capital Anstalt (“Alpha”) for a private placement of 1,000,000 Ordinary Shares at a price of $1.05 per share. The private placement closed on December 4, 2024, and the proceeds of $1,050 thousand, net of issuance costs of $21 thousand was received.

Under the terms of the agreement, the investor will have a one-time future investment right, from the date hereof until the date that is 12 months after the closing date, to subscribe for an additional 1,000,000 Ordinary Shares (or at the election of the Investor pre-funded warrants to purchase up to 1,000,000 Ordinary Shares in lieu of Ordinary Shares) at a price of $2.50 per ordinary share (or pre-funded warrant), in a private placement. This additional investing right was triggered subsequent to balance sheet date on January 10, 2025 (after the Company’s Ordinary Shares closed on Nasdaq above $2.50 per ordinary share), but expired after 15 business days without being exercised.

B.	Warrants:

1)	Quoted Warrants (Series 3)

During 2023 and as part of the delisting process of the Company’s Ordinary Shares from TASE, the Company made an arrangement with the holders of Series 3 warrants, approved by the district court, to shorten the period for their exercise and decrease the exercise price. As a result, 94% of the holders of Series 3 exercised their warrants, for which the Company issued 18,811 Ordinary Shares and received a consideration of NIS 241 thousand ($72 thousand); the remaining warrants (Series 3) expired on September 5, 2023. Consequently, and due to having accumulated losses, the Company recognized the incremental value of NIS 341 thousand ($92 thousand) for the change in terms of the options against additional paid in capital (see also Note 13I).

2)	Non- marketable warrants

As of December 31, 2023, the Company had 499,998 non-marketable warrants that could be exercised into 25,000 Ordinary Shares of the Company. These warrants expired on June 14, 2024, without any exercise.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EQUITY (cont.):

B.	Warrants (cont.)

3)	The following table presents the outstanding non-marketable warrants, as of December 31, 2024 and their terms:

Date of issuance	Number of outstanding warrants		Exercise price for one Ordinary share	Expiration date
January 24, 2023 (a)	14,822	(*)	NIS 61.3	January 24, 2025
February 16, 2023 (a)	213,826		$16.66	February 1, 2028
February 16, 2023 (a)	20,000	(*)	NIS 61.3	February 1, 2028
June 15, 2023 (a)	248,778		$12.0	June 12, 2028
January 25, 2024 (b)	888,890		$5.0	January 25, 2029

(*)	Presented as a warrants’ liability in the balance sheet, see below

(a)	On January 1, 2024, as a result of the change in the functional currency of the Company (Note 2E.) all outstanding warrants issued under private placements on February 16, 2023 and June 15, 2023 that had exercise price denominated in NIS, could have not been considered anymore as indexed to the Company’s own shares, and therefore were reclassified from equity to liabilities at their fair value of $1,649 thousand (valued, as of that date, using the Black - Scholes pricing model).

Subsequently, and after receiving the approval of the warrants holders (except for two individuals) to fix the exercise price of such warrants in U.S. Dollars terms (converted from NIS to U.S. Dollars based on the exchange rate as of May 16, 2024), and after the approval of the Board, on May 23, 2024, all consented warrants were reclassified to equity at their present fair value of $219 thousand (valued at modification date under the Black - Scholes pricing model, under the following assumptions: risk free interest rate 4.53%-4.71%, expected term 3.6-4 years, expected price volatility of 100%-103%, fair value of an ordinary share of $1.55 and 0% dividend yield); consequently, the Company recognized $1,419 thousand in financial income for year 2024, resulting from the change in fair value of the warrants’ liability (an additional individual consented to such a change on December 17, 2024 resulting with a reclassification to equity of $6 thousand). The remaining liability of $10 thousand is presented among long-term liabilities.

(b)	Following the issuance of warrants on January 25, 2024 (see A5) above), the Company determined that some of the features of the warrants, did not meet the “indexed to Company’s own stock” criteria, and are therefore precluded from equity classification. Consequently, the gross proceeds received in the offering were initially allocated to the warrant’s that were classified as a liability, based on their fair value, and the residual was allocated to the shares and the prefunded warrants. Upon issuance, the warrants were valued at $3,176 thousand using the Black-Scholes pricing model, under the following assumptions: fair value of an ordinary share - $4.89, expected option term of 5 years, expected price volatility of 93%, risk-free annual interest rate of 4.51% and dividend yield of 0%.

Issuance costs were proportionally allocated to the issued financial instruments based on the proceed amounts allocated to such instruments. Consequently, $473 thousand of issuance costs, that were allocated to the warrants, were carried directly to financial expenses.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EQUITY (cont.):

B.	Warrants (cont.)

The features of these warrants were amended under an agreement with the holding investor which became effective on June 6, 2024. Consequently, the Company reclassified these warrants to equity at their fair value of $481 thousand (valued under the Black - Scholes pricing model under the following assumptions: risk free interest rate 4.3%, expected term 4.6 years, expected price volatility of 100%, fair value of an ordinary share of $1.07 and 0% dividend yield) and recognized financial income from the change in their fair value of $2,695 thousand.

C.	Share-based payments:

1)	2013 Option Scheme

In July 2013, the Company’s Board approved a share option scheme that is intended to provide an incentive to retain or attract employees, directors, consultants and service providers of the Company and its Affiliates and will be administered by the Board (“the 2013 plan”). On September 15, 2022, the Board approved an amendment to the plan, that will allow the Company to reserve from time-to-time, out of its authorized unissued share capital, such number of Shares, as the Board deems appropriate.

The options can be exercised for a period of up to 10 years from the date of their allotment. An option that is not exercised by that date will expire.

Pursuant to the options plan, the options for the Company’s employees and officers, other than its former controlling shareholder, will be allocated under Section 102 of the Israeli Income Tax Ordinance (where the Board can determine the type of option as “Option 102 in the Non-Trustee Track” or “Option 102 in the Trustee Track”) and the options for service providers and the former controlling shareholder of the Group, will be allocated in accordance with Section 3(i) of the Israeli Income Tax Ordinance.

See also A6) above.

2)	Amendment to the Company’s compensation policy and Restricted Shares and Restricted Share Units

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

During 2024, the Company granted 115,635 fully vested RS to service providers, valued $158 thousand and granted bonuses to employees and service providers, in share based payment valued under the Black - Scholes pricing model at $ 482 thousand, which included 222,034 fully vested RS.

As to additional grants made in 2025 – see Note 15B.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EQUITY (cont.):

C.	Share-based payment: (cont.)

3)	Share option awards granted to employees in 2018, with an exercise price denominated in U.S. dollars, were classified and accounted for as a liability in prior years as they did not meet the exception under ASC 718-10-25-14A to allow equity classification; these options were reclassified in May 2022 to equity at fair value of $74 thousand, when the shares of the Company began trading on Nasdaq.

4)	Information on the share option awards outstanding and the related weighted average exercise price as of and for the years ended December 31, 2024 and 2023 are presented in the table below:

	Year ended December 31, 2024			Year ended December 31, 2023
Relating to options:	Number of potential Ordinary Shares	Exercise price range*	Aggregate Intrinsic Value	Number of potential Ordinary Shares	Exercise price range*	Aggregate Intrinsic Value
Outstanding at beginning of the year	133,976	$0.82 - $247.1	$57,959	144,681	NIS 137.8 – NIS 800	-
Granted	341,711	$0.01 - $10.7	$244,398	11,539	NIS 3	$104,197
Exercised**	(1,805)	$1.6	$7,565	-	-	-
Forfeited	(10,272)	$10.7 - $62.2	-	(7,211)	NIS 194 ; $ 100	-
Expired	(7,660)	$38.3 –$53.2	-	(15,033)	NIS 194 ; $ 100	-
Outstanding at end of the year	455,950	$0.01-$247.1	$393,276	133,976	NIS 3 - NIS 800	$57,959
Exercisable at end of the year	226,626	$1.01 - $185.3	$172,878	76,700	NIS 3 - NIS 400	$44,257

*	Per 1 Ordinary Share of with no par value. Exercise price is quoted in denominated currency.

**	Including options exercised. Average share price for options exercised in 2024 – $ 5.79.

All Restricted Shares and Restricted Share Units (RS and RSU) are all fully vested as of December 31, 2024.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EQUITY (cont.):

C.	Share-based payment: (cont.)

5)	The following table summarizes information about stock-based awards outstanding and exercisable at December 31, 2024:

	Outstanding		Exercisable
Exercise price range	Number of potential Ordinary Shares	Weighted average remaining contractual life (years)	Number of potential Ordinary Shares	Weighted average remaining contractual life (years)
$0.01 - $0.83	350,250	4.9	141,259	5.0
$61.4 - $40.0	50,075	6.5	39,742	6.5
$76.7	19,425	0.5	19,425	0.5
$100	6,200	3.5	6,200	3.5
$123.5; $185.3; $247.1	30,000	7.2	20,000	7.2
$0.01 - $247.1	455,950	5.1	226,626	5.1

6)	Share-based compensation expense for the years ended December 31, 2024, 2023 and 2022 was as follows (U.S. dollars in thousands):

	Year ended December 31
	2024	2023	2022

Cost of revenue	9	52	36
Research and development	348	416	258
Sales and marketing	204	279	240
General and administrative	824	1,034	800
Total share-based compensation expenses	1,385	1,781	1,334

As of December 31, 2024, there is an unrecognized share-based compensation expense of $189 thousand to be recognized over the average remaining vesting period of 1.3 years.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EQUITY (cont.):

C.	Share-based payment: (cont.)

7)	The calculated fair value of option grants was estimated using the Black-Scholes pricing model with the following assumptions:

	Year ended December 31
	2024	2023	2022
Risk-free interest rate	3.84% - 4.4%	4.75%	0.1%-2.0%
Expected option term (in years)	2.0 – 5.0	10.0	2.0-10.0
Expected price volatility	96% - 152%	76%	66%-82%
Fair value of an ordinary share	$0.63 - $6.10	NIS 32.6	NIS 82.7-NIS 159.7
Dividend yield	0%	0%	0%

NOTE 12 - COMMITMENTS:

A.	Israeli government grants:

1)	Through December 31, 2024, the Company received grants from the Israeli Innovation Authority (“IIA”) in the cumulative amount of approximately $4.3 million for support programs in research and development activities. In exchange for the support from the Innovation Authority, the Company is subject to the provisions of the Encouragement of Research and Development Law in connection with intellectual property.

Out of the above $ 4.3 million received: (i) $ 2.5 million is subject to payment of royalties at a rate of between 3% and 5% (in accordance with the Encouragement of Research and Development in Industry Regulations (Rate of Royalties and Rules for their Payment), 5756 - 1996) from all revenues derived from the use of technology developed. The royalty payments are linked to the dollar, and bear LIBOR interest (commencing January 1, 2024 – LIBOR was replaced for that purpose with variable annual interest at the rate of the Secured Overnight Financing Rate (“SOFR”) as published on the first trading day of each calendar year). Subject to the Company’s announcement to the IIA regarding the feasibility of a partial transfer of production outside Israel, the royalty ceiling was increased to 120% of the above amounts received.

(ii) $ 0.8 million is for technology that has not matured into a product and for which no royalties will be paid, and

(iii) $ 1.0 million is for grants that do not bear any royalties.

2)	As of December 31, 2024, the Company received grants from the Israel Ministry of Energy in the cumulative amount of approximately $ 0.6 million for support programs in research and development activities. In return, the Company is obligated, inter alia, to pay royalties of between 3% and 5% of all revenues from the use of the technology developed, up to the ceiling of the total amount of such support which is linked to the Israeli Consumer Price Index plus annual interest at the rate established by the Israeli Accountant General.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - COMMITMENTS (cont.):

A.	Israeli government grants (cont.):

3)	In addition, the Company received in prior years under two support programs of the Israel Ministry of Economy and Industry, an amount of approximately $56 thousand each in connection with the Company’s international marketing activities. In return for the said support, the Company is obligated to pay royalties of 3% of the Company’s revenues from exports to countries for which the support was received.

4)	As of December 31, 2024, the total amount that may be payable by the Company under the above grants (including accrued interest) is approximately $3.8 million.

B.	New York Power Authority (“NYPA”) Project

Under a cooperation agreement (the “Agreement”) signed in January 2018 with the New York Power Authority (“NYPA”) the Company designed and built a pilot facility that includes a high temperature storage combined heat established and power unit developed by the Company (the “Product”). In December 2023, the Company successfully completed commissioning the facility that was handed over to a university in New York, following training. As from January 2024, the facility provides electricity and hot water to the campus of the university.

Pursuant to the provisions of the Agreement, signed for a period of 10 years, and amendment made thereto in prior years, NYPA bore the costs of engineering services and the cost of materials required for the integration of the Product, including providing technical and logistical support for the commissioning of the Product. In addition, NYPA undertook to support the marketing efforts of the TES solution developed by the Company in the US and Canada.

As part of the Project financing, the Company and NYPA (hereinafter – “the Parties”) received a conditional grant from the Bird Foundation (Israel-United States Research and Development Foundation), in the sum of $1 million, for which the Company is committed to pay the Bird Foundation royalties from gross revenues derived from the sale, leasing or other marketing or commercial exploitation, including service or maintenance contracts of the Product, or the licensing of the Product, at the rate of 5%. Refund amount increases in stages over time, up to a maximum refund of 150% of the total amount of the grant, subject to the extension of the repayment period.

Under the Agreement, the Company will pay annual royalties to NYPA of 5% from gross sales made, beginning June 1, 2022, until NYPA has been fully compensated for the expenditure amounts agreed between the Parties. Royalties for each year will be paid in the subsequent year, the first of which was done in 2023 and included retroactive payment of the royalty liability since January 11, 2018, in an immaterial amount.

As of December 31, 2024, the balance of the royalty commitment to NYPA under the above grants amounts to $ 1,091 thousand.

After NYPA is fully compensated for the above amount, NYPA shall receive 3.5% royalties from gross sales made within the US territory, for the remainder of a 10-year-period beginning upon the initial sale or licensing of the Product to a third party (2019).

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - COMMITMENTS (cont.):

C.	Lease agreements with customers:

1)	On September 14, 2023 the Company signed an agreement with an Israeli beverage producing company (“Tempo”), to build and assemble a bGen™ TES unit (see Note 5), that will provide, when commissioned, industrial steam to one of Tempo’s manufacturing locations.

Under the agreement, Tempo has undertaken to participate in all costs to build, install and integrate the system with its facilities, and pay to the Company participation up to the amount of NIS 3.4 million (approximately $ 0.9 million) with respect to the building and installation costs. The funding of the project will also be supported by the Israeli Ministry of Economy and Industry, that has approved it as a Clean Project, with a participation grant of NIS 2.2 million (approximately $595 thousand).

Commencement of the lease will be after a running-in period of 60 days. Following this, the system will provide steam services to Tempo exclusively, for a period of 15 years, at a fixed price per ton of steam produced by the unit (the facility will operate on electricity and water supplied by Tempo). The Company has guaranteed Tempo minimum annual capacity of 19,000 ton of steam, which is also the threshold for Tempo’s “take-or-pay” obligation, that currently amounts to NIS 323 thousand per annum (approximately $ 89 thousand).

During the steam provision period, the Company will provide level B maintenance services to the unit for NIS 120 thousand per annum. The steam price and maintenance services are linked to the Israeli CPI and will be updated every 5 years. The Company will be the sole owner of the system during the period of installation and the provision of steam services. Tempo will have the right to register a lien on 50% of the system to ensure its rights under the agreement.

Starting the third year of the provision of steam, Tempo will have the right to purchase the unit (for its own use only and on “as is” basis) for a consideration that is based on a formula stipulated in the agreement. Tempo will also have the right for termination and compensation if the system fails to supply certain performance measurements as determined in the agreement; termination by Tempo after commissioning for any other reason will oblige Tempo, inter alia, to pay any outstanding balance of the participation amount and the minimum “take-or-pay” fees for the remainder of the lease term. As of the balance sheet date, the Company completed the first milestone of the agreement, for which Tempo is required to pay 40% of the participation amount above.

2)	On January 29, 2024, an agreement was signed with the Wolfson Medical Center (“Hospital”) in the city of Holon, pursuant to which the Company will build and install on the Hospital premises a bGenTM TES unit that will provide industrial steam and other services to the Hospital (including maintenance services of the TES System that will be charged separately (the “Services”)).

The TES System will operate using electricity and water supplied by the Hospital and will provide the Services for a period of 7 years, commencing no later than 15 months after obtaining all necessary regulatory approvals and allowing for a two-month running-in period.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - COMMITMENTS (cont.):

C.	Lease agreements with customers (cont.):

The operation of the TES unit, and the required maintenance thereafter will be the responsibility of the Company which has also guaranteed efficiency ratios of the TES unit during the service period that will be examined annually; subject to a contractual remedy period, any failure to meet certain efficiency ratio may give the Hospital cause to terminate the agreement and claim compensation as determined in the agreement.

In consideration for the Services, the Hospital will pay a total of approximately NIS 11.9 million (approximately – $3.3 million), over the lease period as follows: NIS 2.1 million in each of the first three years, NIS 1.7 million in the fourth year and NIS 1.3 million in each of the remaining three years (approximately $ 0.6 million, $ 0.45 million and $ 0.35 million, respectively) and will have the option to acquire the TES unit after the conclusion of the 7 year service period for an agreed amount equal to NIS 1 million (approximately - $ 0.3 million), and following which the Hospital will also have the option to acquire annual maintenance services (including spare parts) from the Company. If the option to acquire is not exercised, then the Company will be responsible to dismantle and vacate the TES unit from the Hospital premises.

The Company is in the process of obtaining the regulatory permission to the construction of the TES unit on the hospital grounds.

D.	Steam service agreement

On August 12, 2024 an agreement was signed between the Company and a pet food manufacturer in Hungary (the customer”), whereby the Company will build and operate a bGenTM TES unit on a piece of land that is adjacent to the customer’s factory, and provide agreed upon steam outputs (as specified in the agreement) to the customer on exclusive basis (the service). The initial term of the service under the agreement is for 12 years from commencement of operations, which can be extended for additional 6 years each time, if mutually agreed by the parties. During the term of the service, the customer has undertaken to consume and pay for the entire amount of agreed heat outputs, paid on a quarterly basis. The service fee will be calculated and charged to the customer in Euros on a monthly basis; the fees will be calculated as a fixed percentage of the gas price the customer had to pay for the operation of the TES unit. Such calculation will also take into account the Carbon Emission’s price the customer had to pay.

Commencement of building of the TES unit is conditional on receiving relevant permits from authorities.

Subsequent to balance sheet date, the Company and its Spanish partner incorporated a new Hungarian company (100% controlled by the Spanish JV), that will acquire the land and carry out the agreement.

E.	Product & Service Distribution Agreement (certain U.S. states)

On June 3, 2024, the Company entered into an agreement with a United States domiciled third party, that will act as an exclusive distributor of the Company’s products and services in certain US states in North America (“the Distributor”), for a period of 5 years, subject to the Distributor’s achievement of certain targets, milestones and KPIs for each year within the term. Having achieved these targets and milestones, the agreement will be extended for additional 5 years.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - COMMITMENTS (cont.):

E.	Product & Service Distribution Agreement (certain U.S. states) (cont.):

In addition to payments for the Company’s products and services, the Company shall be entitled to royalties of 10% from the net price attributed to any customer for sale of products and services (net price – net of payments to the Company on purchase orders and O&M service agreements).

The Company may yet establish local bGenTM TES System manufacturing capabilities in the territory or offer sale prospects and/or customers in the territory various forms of EaaS (Energy as a Service) business model without limitation, which does not preclude the Distributor’s right to receive equipment profit margin.

F.	The Company has entered into an agreement with a number of service providers for the purpose of locating and recruiting investors. The consideration for these agreements is on a basis of success in recruitment only, at a rate of 2% to 5% of the gross investment amount that will be recorded as share issuance costs that will be deducted from the premium on shares.

G.	The Company has also entered into an agreement with a sales agent, pursuant to which the Company may offer and sell its Ordinary Shares, from time to time, to or through the Sales Agent - see Note 11A.

NOTE 13 - SUPPLEMENTRY FINANCIAL STATEMENT INFORMATION

A.	OTHER PAYABLES (U.S. dollars in thousands):

	December 31
	2024	2023
Employees and employee institutions	933	760
Expenses payable	275	385
Royalties payable	408	247
Other liabilities	16	9
	1,632	1,401

B.	REVENUES:

In 2023, the Company recognized revenue from engineering services provided to customers in Europe (97%) and North America.

In 2022, the Company recognized the revenue for licensing under the licensing agreement with a customer in Brazil, following the completion of know-how delivery.

Revenue recognized that was included in the contract liability balance (deferred revenue) at the beginning of the years ended December 31, 2023 and 2022, amounts to $175 thousand and $939 thousand, respectively. As of December 31, 2024, $387 thousand of the amount of deferred revenue is expected to be recognized during 2025.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - SUPPLEMENTRY FINANCIAL STATEMENT INFORMATION (cont.):

C.	COST OF REVENUES (U.S. dollars in thousands):

	Year ended December 31,
	2024	2023	2022
Salary and related expenses	-	393	-
Consultants and subcontractors	-	112	247
Expenditure on materials (including inventory impairment loss)	-	1	2
Royalties	-	84	-
	-	590	249
Operating costs not attributed to projects (mainly salary and related expenses) *	985	965	1,641
	985	1,555	1,890
Onerous contract provision included in costs	-	-	8

*	Cost and expenses relating to periods in which the plant did not operate in full capacity.

D.	RESEARCH AND DEVELOPMENT, NET (U.S. dollars in thousands):

	Year ended December 31,
	2024	2023	2022
Salary and related expenses	2,604	2,268	2,656
Consultants and subcontractors	342	388	441
Expenditure on materials	56	70	1,020
Depreciation and other	200	104	486
Office maintenance	387	440	367
	3,589	3,270	4,970
Less: Government Grants, see Note 2N	-	(92)	(275)
	3,589	3,178	4,695

E.	SELLING AND MARKETING (U.S. dollars in thousands):

	Year ended December 31,
	2024	2023	2022

Salary and related expenses	908	918	953
Office maintenance	38	35	30
Project Promotion	35	58	84
Consultants	96	87	38
Other	120	50	96
	1,197	1,148	1,201

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - SUPPLEMENTRY FINANCIAL STATEMENT INFORMATION (cont.):

F.	GENERAL AND ADMINISTRATIVE (U.S. dollars in thousands):

	Year ended December 31,
	2024	2023	2022

Salary and related expenses	2,082	2,134	2,354
Office maintenance	183	175	117
Consultants and insurance	1,889	1,778	1,660
Allowance for credit losses	289	380	-
Depreciation and other	114	170	298
	4,557	4,637	4,429

G.	OTHER INCOME (EXPENSES), NET

In 2022, include mainly the write down of production line of $ 704 thousand, and in 2024 the write-off the remaining value of Rotem 1 remaining asset in the amount of $229 thousand (Note 7D).

H.	OTHER FINANCIAL INCOME, NET (U.S. dollars in thousands):

Financial income:

	Year ended December 31
	2024	2023	2022
Interest income	215	161	51
Fair value adjustment of warrants	4,109	-	-
Warrants issuance costs	(473)	-	-
Exchange rate differences, Net	207	142	672
Bank fees	(24)	(12)	(17)
Other adjustment of royalty obligation	-	21	(23)
	4,034	312	683

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - SUPPLEMENTRY FINANCIAL STATEMENT INFORMATION (cont.):

I.	Loss per ordinary share:

Basic and diluted loss per share is computed as follows:

	Year ended December 31,
Numerator ($ in thousands):	2024	2023	2022
Net loss for the year, as reported	(6,772)	(9,648)	(11,092)
The effect of change in terms of Series 3 warrants	-	(92)	-
Numerator for basic and diluted net loss per Ordinary Share - net loss attributable to shareholders	(6,772)	(9,740)	(11,092)
Denominator (Ordinary Shares in thousands)
Weighted average number of shares outstanding during the year	4,629,263	1,936,831	1,462,776
Weighted average number of potential shares under prefunded warrants with token exercise price (“penny” warrants)	606,223	15,266	-
Denominator for basic and diluted loss per share – weighted number of Ordinary Shares	5,235,486	1,952,097	1,462,776

Basic and dilutive loss per Ordinary Share (in dollars)	(1.29)	(4.99)	(7.58)

For the reported years, all outstanding unvested restricted shares, options and warrants (except for “penny warrant”) have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

These include as of December 31, 2024: Share option and warrants exercisable to 1,492,017 Ordinary Shares that, as of December 31, 2024, have zero effect under the treasury stock method and share options that are “in the money” exercisable to 350,250 Ordinary Shares.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - SEGMENT INFORMATION:

The Company identifies operating segments as components of the consolidated operations for which discrete financial information is available and is regularly reviewed by the chief operating decision maker, in making decisions regarding resource allocation and evaluating financial performance. The Company defines the term “chief operating decision maker” to be its chief executive officer. The Company determined that it operates in one operating and reportable segment, that is the sale or lease of bGenTM TES units, and/or the provision of energy generated therefrom and the provision of engineering or maintenance services for that purpose. The chief operating decision maker reviews financial information presented only on a consolidated basis and uses this information for purposes of allocating resources and evaluating financial performance.

The significant segment expenses and other segment items that are provided to the CODM align with expense information that is included in the Company’s consolidated income statement and notes thereto.

The measure of segment assets is reported in the balance sheet as total consolidated assets. The Company’s long-lived assets are located in Israel.

NOTE 15 – SUBSEQUENT EVENTS:

A.	After balance sheet date, up to the date of approval of these financial statements, by way of its ATM distribution agreement (Note 11A), the Company issued 347,627 ordinary shares for a total consideration of $736 thousand, net of agent commissions of $23 thousand.

B.	In January 2025, the board of directors approved the grant of share based payments as follows:

With respect to 2024 remuneration scheme to officers of the Company: following the approval of the remuneration committee of the amounts due of $300 thousand (presented as a liability as of December 31, 2024) the Company granted to its officers 72,826 share options with a value of $163 thousand and 60,810 restricted shares (RS) with a value of $137 thousand (the number of options and RS granted were determined post balance sheet date upon approval by the remuneration committee, resulting with the reclassification of the liability to equity in 2025);

Under the 2025 preservation of employees’ plan: 14,428 share options with the value of $32 thousand and 173,391 RS with a value of $390 thousand, that will be recognized as an expense in 2025.

C.	On February 20, 2025 the Company and Baran Energy, a subsidiary of the Baran Group Ltd. (“Baran”) announced they have signed a strategic cooperation agreement to accelerate bGen™ ZERO project development and deployments through sales, acquisitions, and operations of selected projects in Israel. To further bGen™ uptake within industrial sectors, Brenmiller will sell certain projects to Baran, subject to the satisfaction of certain conditions precedent, benefiting from the engineering firm’s core project capabilities to ensure effective and timely deployment.

D.	See also Notes 11A(6) and 12 D.