Form 20-F
period 2025-12-31
Brenmiller Energy Ltd.
filed 2026-03-25
CIK 1901215

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANTTO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

715,852 ordinary shares as of December 31, 2025.

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

Yes ☐    No ☒

i

Brenmiller Energy Ltd.

INTRODUCTION

We are a leading energy company powered by proprietary thermal energy storage, or TES, technology, specializing in energy supply to industrial clients through our patented bGen™ systems. Our unique technology enables full vertical integration from renewable energy assets and grid management to reliable end-customer delivery for factories requiring power and heat. We combine this breakthrough TES with a fully integrated energy optimization platform to create a 360° solution that transforms inflexible industrial energy needs into flexible, clean operations.

Sustainable energy and power system resilience are critical infrastructure challenges as the rapid global expansion of data centers, driven in part by advances in computing and artificial intelligence, or AI, is projected to significantly increase electricity demand. According to the International Energy Agency, global electricity consumption by data centers is expected to more than double to about 945 terawatt-hours by 2030, up from approximately 415 TWh in 2024, underscoring the scale of future demand growth and its implications for energy systems planning (IEA Energy and AI report, 2025). This rising demand places additional pressure on power grids and highlights the importance of dispatchable, grid-responsive technologies, flexible energy delivery, and adaptable industrial energy strategies to support both reliability and the clean energy transition (IEA Energy and AI report, 2025). Brenmiller addresses this need through advanced economical models, proprietary TES technology, and a differentiated commercial strategy. Our bGen™ systems can convert renewable electricity into stored thermal energy, and/or capture and reuse waste heat, and deliver controlled steam output. By aligning variable renewable generation with real time industrial heat demand, we reduce carbon emissions and energy costs while enabling clients to strengthen their energy independence and long-term operational resilience.

We have developed our bGen™ technology over the past thirteen years and validated it across three generations of demonstration units at multiple sites worldwide. The system stores heat in crushed rock at temperatures of up to 1,400 degrees Fahrenheit, 760 degrees Celsius, and integrates bCubes™ thermal storage units, electric heaters, heat exchangers, electricity to heat conversion, and steam generation within a single durable and independent unit. The use of crushed rock as the storage medium avoids hazardous environmental impacts and provides long term durability, maintaining performance over tens of thousands of charge and discharge cycles without degradation or the need to replace the storage material. The system can be charged from multiple energy sources, including residual heat and renewable or grid supplied electricity via embedded electric heaters, and dispatches thermal energy on demand as saturated steam for industrial processes or as superheated steam to drive steam turbines.

In 2023, we launched our Energy-as-a-Service, or EaaS, model, pursuant to which we finance the project, install systems at customer sites, provide ongoing Operations and Maintenance, or O&M, and sell thermal energy at fixed rates, enabling customers to reduce energy costs, concentrate on their core operations, support their transition to clean energy, and enhance energy stability, while allowing us to generate recurring and diversified revenue streams in this expanding market.

We are an Israeli corporation based in Rosh Haayin, Israel, and were incorporated in Israel in 2012 as Brenmiller Energy Consulting Ltd. On July 2, 2013, we filed a name change certificate to change our name to Brenmiller Energy Ltd. In August 2017, we became a public company in Israel and our Ordinary Shares were listed for trade on the Tel Aviv Stock Exchange, or TASE. On May 25, 2022, our Ordinary Shares were listed and began trading on Nasdaq. On March 23, 2023 we announced our intension to voluntary delist our securities from trading on the TASE, which took effect on September 11, 2023 (the last trading day was September 7, 2023). Our principal executive offices are located at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel. Our telephone number in Israel is +972-77-693-5140. Our website address is https://bren-energy.com/. The information contained on, or that can be accessed through, our website is not part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely as an inactive textual reference.

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

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain or protect the validity of our European, U.S., and other patents and other intellectual property;

●	our ability to retain key executive members;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to expose and educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	our ability to maintain compliance with Nasdaq’s continued listing requirements;

●	interpretations of current laws and the passages of future laws;

●	general market, political, and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Unless otherwise indicated, all references to “we,” “us,” “our,” the “Company” and “Brenmiller” refer to Brenmiller Energy Ltd. and its fully owned subsidiaries, Brenmiller Energy U.S. Inc., a company incorporated under the laws of Delaware.

On June 18, 2025, we announced a 5-for-1 reverse share split of our issued and outstanding ordinary shares and on January 21, 2026, we announced a 7-for-1 reverse share split of our issued and outstanding ordinary shares. All historical quantities of the ordinary shares and per share data herein are presented on a post-split basis to give effect to our 5-for-1 reverse share split effected at the market open on Nasdaq on June 20, 2025 and to our 7-for-1 reverse share split effected at the market open on Nasdaq on January 26, 2026.

Our reporting and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this annual report to “NIS” are to New Israeli Shekels, to “dollars”, “USD” or “$” are to U.S. dollars, and to “EUR” or “€” are to the Euro. This annual report contains translations of NIS amounts into U.S. dollars. Unless otherwise noted, all conversion rates from NIS to U.S. dollars in this annual report were made at a rate of NIS 3.19 per $1.00 per U.S. dollar, the exchange rate as of December 31, 2025 published by the Bank of Israel. The aforementioned exchange rate is provided solely for your convenience and may differ from the actual rates used in the preparation of the consolidated financial statements included in this annual report and other financial data appearing in this annual report.

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

v

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

Risks Related to Our Business and Industry

●	We are highly dependent on the successful development, marketing and sale of our proprietary technology;

●	we are highly dependent on our key employees;

●	our field of business is generally new, and we may not be aware of all of the risks that our company faces;

●	we are exposed to risk relating to volatility in the commodity price of fossil fuels and electricity prices, which could have a material adverse impact on prices of alternative energies and related products. It is possible that revenues received from the sale of alternative energy and related products may be insufficient to cover our costs and we may never be profitable;

●	alternative energies are becoming increasingly important in certain countries, causing increasing investment devoted to improvements and development of new alternatives and technologies;

●	we may be subject to unexpected maintenance warranty expenses or service claims that could reduce our profits;

●	we are dependent upon third-party manufacturers and suppliers making us vulnerable to supply shortages and problems, increased costs and quality or compliance issues, any of which could harm our business;

●	we are dependent upon third-party service providers to provide a high quality of service, which if not met, may impact the utility of our products, our business, operating results and reputation;

●	we are dependent on the use of certain raw materials and changes in the price or availability of such raw materials may impact our ability to efficiently produce our products;

●	our international activities expose us to potential operational risks in new territories, which includes navigating unfamiliar regulatory environments and may lead to compliance and financial exposure;

●	we need to obtain and uphold permits, certifications and authorization in various jurisdictions; and

●	the field of energy storage integration is relatively new and still developing, and the regulation of the field is also changing and developing in several jurisdictions.

Risks Related to Our Financial Condition and Capital Requirements

●	Our management has concluded, and the report of our independent registered public accounting firm contains an explanatory paragraph that indicates that there are conditions that raise substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all;

●	we have not generated significant revenue from the sale of our current products, expect to incur operating losses in the future and may never be profitable;

●	we expect to be exposed to fluctuations in the rate of energy tariffs, interest rates, and currency exchange rates, which could adversely affect our results of operations;

●	we may enter into agreements to operate projects at a financial loss in order to penetrate certain markets and to show our ability to scale-up and execute proof-of-concept agreements for our products in a commercial setting;

●	we expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all, which may require us to curtail, delay or adjust our commercialization and product development efforts, expansion to new markets, or other activities; and

●	our revenues and efforts to become profitable may be impacted by our need to pay royalties on government grants and other agreements, which may also include terms subjecting us to penalties if we are in default of material terms.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our products and services, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us;

●	intellectual property rights of third parties could adversely affect our ability to commercialize our products and services, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms; and

●	we may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Risks Related to Ownership of our Securities

●	Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions;

●	the market price of our Ordinary Shares may be highly volatile and fluctuate substantially, which could result in substantial losses for purchasers of our Ordinary Shares;

●	future sales of our Ordinary Shares could reduce the market price of our Ordinary Shares;

●	There can be no assurance that we will be able to maintain continued Nasdaq listing criteria;

●	Substantial future sales or other issuances of our Ordinary Shares could depress the market for our Ordinary Shares;

●	We have outstanding warrants and preferred shares, some of which contain “full-ratchet” anti-dilution protection, which have caused significant dilution to our shareholders and may cause further significant dilution to our shareholders;

●	we may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Ordinary Shares if we are or were to become a PFIC.

Risks Related to our Incorporation and Our Operations in Israel

●	Our headquarters and other significant operations are located in Israel. Conditions in Israel, including implications of political, economic and military instability, may adversely affect our operations and results and may limit our ability raise additional funds.

●	we received grants from the Israel Innovation Authority, or the IIA, and from the Israeli Ministry of Energy that may require us to pay royalties and restrict our ability to transfer technologies or know-how outside of Israel;

●	it may be difficult to enforce a judgment of a U.S. court against us and our executive officers and directors and the Israeli experts named in this annual report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our executive officers and directors and these experts;

●	your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies; and

●	we may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

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

Our proprietary technology is the basis of our business. As a result, the success of our business plan is highly dependent on our ability to remain competitive by selling our TES systems to customers in our main focus area, the industrial heat sector. To the best of our knowledge, our technology and know-how are proprietary. However, there is no certainty that potential customers will prefer our technology over that of other companies currently existing or that will exist in the future. Additionally, competitors with stronger liquidity positions may be better positioned to expand their commercial footprint, provide more attractive financing or pricing structures, and capture market share at our expense. Moreover, many of our competitors are privately held companies that are not required to publicly disclose detailed financial information, while we are subject to public reporting obligations as a listed company, which may provide them with greater operational and commercial flexibility and potentially facilitate their market penetration relative to us. If any new or existing competitor develops a product that is perceived as more efficient than, lower in cost than, or generally preferable to our current or future products, our financial results may be negatively impacted.

Furthermore, we are at an important stage of our operations, and we are currently demonstrating our technology to the market through the use of development projects, operating pilots and initial commercial projects on the premises of a number of our significant customers in Israel and abroad. If we do not succeed in showcasing our technology to the marketplace, this may have a material adverse effect on our operations and sales.

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

Alternative energies are becoming increasingly important in certain countries, causing increasing investment devoted to improvements and development of new alternatives and technologies.

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

We have expanded our operations in certain European territories through our joint venture company, Brenmiller Europe S.L., a company incorporated under the laws of the Kingdom of Spain, or Brenmiller Europe, and plan to further expand into other markets in Europe and in the U.S. through third-party distribution agreements. These expansion plans will require management attention and resources and may be unsuccessful. In certain markets, we may have limited or no operating experience, may not benefit from any first-to-market advantages and may have to compete with local companies that have developed a strong understanding of the local market and TES needs. We have limited experience entering into new markets. Because we do not have experience in this regard, we may not be able to accurately predict the costs of, or anticipate and manage potential challenges in, establishing distribution efforts and operations in such markets. Furthermore, to deliver satisfactory performance for customers in new markets, it may be necessary to locate physical facilities, and establish logistics networks to and from such markets. We have limited experience establishing such procurement networks to and from other countries. We may not be successful in expanding into additional international markets or in generating revenue or profits from such operations. Furthermore, laws and regulations in countries we enter may increase our costs or interfere with our business in these countries.

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

Despite our recent ISO 27001 certification, the implementation of security measures intended to secure our data against impermissible access and to preserve the integrity, privacy and confidentiality of our data, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. We have also begun implementing the ISO 42001 artificial intelligence governance framework; however, such implementation has not yet been completed and there can be no assurance that these measures will prevent cyber incidents, system failures, or misuse of artificial intelligence systems. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our products development programs. For example, the loss of data from our projects could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. We may not be able to remedy any problems caused by hackers or other similar actors in a timely manner, or at all. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until after they are launched against a target, we and our service providers may be unable to anticipate these techniques or to implement adequate preventative measures. To the extent that any disruption or security breach was to result in a loss of or damage to our project data, or inappropriate disclosure of confidential, personal or proprietary information, we could incur material legal claims and liability, including under data privacy laws such as the Protection of Privacy Law, 5741-1981, damage to our reputation, and the finalization of our products under development could be delayed.

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

We have not yet generated significant revenues from our operations, we had an accumulated deficit as of December 31, 2025 of $116,105 thousand and we also have a history of net losses and negative operating cash flows. In 2022, we began commercializing our products and services and recently commenced operating a new production facility in Dimona, Israel after shifting our operations from the development stage to commercial operations. However, we expect to continue incurring losses and negative cash flows from operations until we reach profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, our management has concluded that these conditions raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to commercialize our products and services and raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

We expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or adjust our commercialization and product development efforts, expansion to new markets, or other activities.

Our primary business activity is the development and commercial sale of our TES systems through equipment sales and through the adoption of new energy or heat as a service business models. We anticipate that we will need to rely on external sources of financing, such as credit, project financing or other forms of investments, for our working capital and project development costs. As of December 31, 2025, our cash and cash equivalents and restricted deposits were $4,945 thousand. We expect that we will require substantial additional capital to continue our research and development activity and to proceed with pilot projects that partly will have to be financed by us in order to penetrate relevant markets or secure certain clients and commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us. Our future funding requirements will depend on many factors, including but not limited to:

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

Our BNRG360 strategy may require substantial capital commitments and could increase our financing needs and exposure to long-term contractual and project risks.

On January 22, 2026, we announced our BNRG360 strategy, pursuant to which we intend to provide integrated heat and power solutions through HaaS and power purchase agreement structures without upfront capital expenditure by customers. The implementation of this strategy may require us to finance, develop, own or otherwise support long-term energy assets, which could significantly increase our capital expenditure, working capital requirements and reliance on external financing. If we are unable to secure sufficient debt or equity financing on acceptable terms, or at all, our ability to execute this strategy and expand our project pipeline could be materially adversely affected. In addition, long-term contractual arrangements may expose us to counterparty credit risk, performance obligations and market risks over extended periods, which could adversely affect our liquidity, financial condition and results of operations.

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

Risks Related to Ownership of our Securities

There can be no assurance that we will be able to maintain continued Nasdaq listing criteria.

On August 12, 2024, we received a written notice from the Nasdaq Stock Market indicating that we are not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), we were granted a grace period of 180 calendar days to regain compliance with the minimum bid price requirement. On January 16, 2025, we announced that we received a written notice from Nasdaq that we have regained compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq staff made this determination of compliance after the closing bid price of our ordinary shares on Nasdaq was at $1.00 per share or greater for the 10 consecutive business days prior to the date of the notice. Accordingly, we have regained compliance with Nasdaq Listing Rule 5550(a)(2), and Nasdaq considers the prior bid price deficiency matter now closed. However, there can be no assurance that we will be able to maintain compliance with the minimum bid price requirement or that we will otherwise be in compliance with other Nasdaq listing criteria.

In the past year, we have effected two reverse share splits in order to support compliance with Nasdaq’s minimum bid price requirement, including (i) a 5-for-1 reverse share split effected at the market open on June 20, 2025, and (ii) a 7-for-1 reverse share split effected on January 26, 2026. There can be no assurance that these reverse share splits will result in sustained compliance with the minimum bid price requirement.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), because we have effected one or more reverse stock splits within the prior one-year period, if our ordinary shares again have a closing bid price below $1.00 per share for 30 consecutive business days, we would not be eligible for an additional compliance period and Nasdaq staff may issue a delisting determination without providing a further cure period. As a result, if our ordinary shares again trade below $1.00 per share for 30 consecutive business days, we could be subject to immediate delisting from Nasdaq.

In addition, Nasdaq Listing Rule 5550(b)(1) requires listed companies to maintain stockholders’ equity of at least $2.5 million. As of December 31, 2025, our stockholders’ equity was $3,494 thousand, which was below the minimum requirement. Although, following the financing we received in connection with the July 2025 Private Placement, we believe we currently demonstrate compliance with the stockholders’ equity requirement, there can be no assurance that we will be able to maintain compliance with this or other applicable Nasdaq continued listing standards in the future.

In addition to the minimum bid price and stockholders’ equity requirements described above, Nasdaq imposes numerous other quantitative and qualitative continued listing standards, including, and there can be no assurance that we will be able to satisfy all applicable continued listing criteria at all times. Failure to comply with any such requirements could result in the issuance of a deficiency notice, the imposition of additional compliance requirements, or the initiation of delisting proceedings. Moreover, Nasdaq periodically proposes and adopts amendments to its listing standards, and the SEC must approve such rule changes. Future amendments could impose additional burdens on us or make it more difficult or costly for us to maintain our listing. If Nasdaq were to adopt more stringent listing standards or interpret existing standards more strictly, we may be required to take additional actions, such as raising capital, effecting additional reverse share splits, modifying our governance practices, or restructuring certain transactions, any of which could be costly, dilutive to shareholders, or disruptive to our business. There can be no assurance that we would be able to comply with any such amended or newly adopted standards.

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

●

a determination that our ordinary shares are a “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities; and

●	an event of default or similar triggering event under certain of our financing arrangements, including under the July 2025 SPA, as defined below, and the Finance Agreement with the EIB, which require that our ordinary shares remain listed on Nasdaq or another national securities exchange. A delisting could permit the applicable counterparty to exercise remedies, including acceleration of outstanding obligations, increased interest or penalty provisions, mandatory prepayment, conversion at alternative terms, or other enforcement actions, any of which could have a material adverse effect on our liquidity, financial condition and results of operations.

Substantial future sales or other issuances of our Ordinary Shares could depress the market for our Ordinary Shares.

Sales of a substantial number of Ordinary Shares and any future sales of a substantial number of Ordinary Shares in the public market, including the issuance of shares or any shares issuable upon the conversion of preferred shares or the exercise of the Ordinary Warrants, or the perception by the market that those sales could occur, could cause the market price of our Ordinary Shares to decline or could make it more difficult for us to raise funds through the sale of equity and equity-related securities in the future at a time and price that our management deems acceptable, or at all. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred shares or Ordinary Shares, which could also depress the market for our Ordinary Shares. We cannot predict the effect, if any, that market sales of those Ordinary Shares or the availability of those shares for sale will have on the market price of our Ordinary Shares.

On July 25, 2025 we entered into a securities purchase agreement, or the SPA, with Alpha Capital Anstalt, or Alpha, pursuant to which we agreed to issue and sell to Alpha, subject to certain conditions, up to an aggregate of $25 million in securities across multiple tranches, consisting of preferred shares, pre-funded warrants, and ordinary warrants, or the July 2025 Private Placement. In connection with the July 2025 Private Placement, subject to certain conditions, Alpha has the right to purchase additional preferred shares and warrants from us, which has resulted and may result in further dilution as well.

We have outstanding warrants and preferred shares, some of which contain “full-ratchet” anti-dilution protection, which have caused significant dilution to our shareholders and may cause further significant dilution to our shareholders.

We have outstanding warrants, which are exercisable into ordinary shares, and preferred shares, which are convertible into ordinary shares. The issuance of the ordinary shares upon the exercise of the warrants or the conversion of such preferred shares would dilute the percentage ownership interest of all shareholders, might dilute the book value per share of our ordinary shares and would increase the number of our publicly traded shares, which could depress the market price of our ordinary shares. The warrants issued to Alpha on July 28, 2025, September 29, 2025, December 3, 2025, December 30, 2025, February 13, 2026, and March 11, 2026, and the preferred shares issued on September 29, 2025, December 3, 2025, December 30, 2025, February 13, 2026, and March 11, 2026, to Alpha contain a “full-ratchet” anti-dilution provision which, subject to limited exceptions, reduce the exercise price of the warrants or the conversion price of the preferred shares (and increase the number of shares issuable) in the event that we in the future issue ordinary shares, or securities convertible into or exercisable to purchase ordinary shares, including any securities issued to Alpha in connection to the SPA, at a price per share lower than the applicable exercise price or conversion price then in effect.

You may experience future dilution as a result of future capital raising and other issuances of our securities.

In order to raise additional capital, we may in the future offer additional Ordinary Shares or other securities convertible into or exchangeable for our Ordinary Shares prices that may not be the same as the price per share paid by the investors in this offering. We may not be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by the investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing shareholders. The price per share at which we sell additional Ordinary Shares or securities convertible into Ordinary Shares in future transactions may be higher or lower than the price per share paid to the selling shareholders. Our shareholders will incur dilution upon exercise of any outstanding share options, warrants or other convertible securities or upon the issuance of Ordinary Shares under our share incentive programs.

Any additional capital raised through the sale of equity or equity-backed securities may dilute our shareholders’ ownership percentages and could also result in a decrease in the market value of our equity securities.

The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then outstanding.

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

In addition, we may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition.

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

In the two financial years prior to December 31, 2025, we have incurred losses of approximately $20.7 million in the aggregate, which has resulted in our inability to distribute dividends. We have never declared or paid cash dividends, and we do not anticipate paying cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Ordinary Shares as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. In addition, the Israeli Companies Law, 5759-1999, or the Companies Law, imposes restrictions on our ability to declare and pay dividends.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Ordinary Shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we may be a passive foreign investment company, or PFIC, for 2025 and may become or continue to be a PFIC in the future. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenues Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC (see “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information).

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

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. As a foreign private issuer in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the 10% shareholder reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Israeli legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors, or management are U.S. citizens or residents, and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

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

In April 2024 and October 2024, Iran launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel. On June 13, 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran aimed to disrupt Iran’s capacity to coordinate or launch further hostilities against Israel, as well as disrupt its nuclear program. On June 21, 2025, the United States military conducted targeted air strikes against three nuclear sites within Iran and on June 23, 2025 Iran retaliated against U.S. interests in the region.

On June 24, 2025, a ceasefire was implemented between Iran and Israel and. More recently, in February 2026, hostilities between Israel and Iran escalated again. In late February 2026, Israel, together with the United States, conducted a major joint military campaign of air and missile strikes against targets in Iran, which triggered a broad Iranian response and contributed to significant regional instability. The situation remains highly fluid, and we are unable to predict when, or on what terms, this escalation will be resolved.

Further escalation, whether involving direct confrontation between Israel and Iran or through regional proxy groups, could result in additional mobilization of reserve personnel, further restrictions on movement or commerce, damage to infrastructure, supply chain interruptions, disruptions to global energy markets, and heightened cybersecurity threats. Any of the foregoing could materially and adversely affect our operations, financial condition, and results of operations, particularly if disruptions are prolonged or recur.

Further, many Israeli citizens are obligated to perform several days, and in some cases, more, of annual military reserve duty each year until they reach the age of 40 (or older for certain reservists). In response to increases in terrorist and military activity hostile to Israel, there have been periods of significant call-ups of military reservists to active duty. For example, on October 7, 2023, Hamas terrorists invaded southern Israel and launched thousands of rockets in a widespread terrorist attack on Israel. On the same day, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty, including a few of our employees. As of March 25, 2026, one of our employees, who is not a member of our management, is deployed for reserve military service.

As of October 9, 2025, Israel and Hamas have entered into a ceasefire agreement intended to permanently end the war. However, there are no assurances that such an agreement will hold. The security situation in the region remains fluid and any renewed military actions, restrictions, or government-imposed measures could adversely affect our operations and financial condition. While none of our facilities or infrastructure have been damaged since the war with Hamas broke out on October 7, 2023, the import and export of goods may experience disruptions in and out of Israel as a result of military conflict. A prolonged war could result in further military reserve duty call-ups in the future as well as irregularities to our supply chain and the movement of components and raw material into Israel and our finished products exported from Israel. Such disruption could materially adversely affect our business, prospects, financial condition, and results of operations.

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

We are exposed to foreign currency risk mainly with respect to revenue generated outside of Israel, the purchase of raw materials, foreign subcontractors and advisors and royalty liabilities that are denominated or linked to dollars. Most of our expenses are denominated in NIS, which expenses primarily include payroll expenses, the dollar and, to a lesser extent, the Euro. In the years ended December 31, 2025 and 2024, approximately 72% and 73%, respectively, of our expenses were denominated in NIS. Our NIS-denominated expenses consist principally of salaries and related costs as well as other related personnel expenses. In addition, our lease and Israeli facility-related expenses and certain engagements with other Israeli vendors are denominated in NIS. We anticipate that a portion of our expenses will continue to be denominated in NIS. The appreciation of the NIS in relation to the dollar amounted to 12.5% for the year ended December 31, 2025 and the depreciation of the NIS in relation to the dollar amounted to 0.6% for the year ended December 31, 2024.

Exchange rates between the NIS and the U.S. dollar have been volatile in recent years due to macroeconomic conditions, geopolitical developments in Israel and the region, global inflationary pressures and monetary policy decisions of the Bank of Israel and the U.S. Federal Reserve. We cannot predict future trends in the rate of appreciation or depreciation of the NIS against the U.S. dollar. Continued strengthening of the NIS against the U.S. dollar would increase the dollar value of our NIS-denominated expenses and could materially adversely affect our gross margins and results of operations. Conversely, significant depreciation of the NIS could impact the dollar value of our NIS-denominated assets.

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

General Risk Factors

Our amended and restated articles of association provide that, unless we consent in writing to an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our shareholders’ ability to choose the judicial forum for disputes with us, our directors, shareholders, or other employees.

Our amended and restated articles of association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for U.S. federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated articles of association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and our shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations promulgated under the Securities Act or the Exchange Act as a result of our exclusive forum provision.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the foregoing provision of our amended and restated articles of association. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits, or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provision in our amended and restated articles of association. If a court were to find the exclusive forum provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and results of operations.

Although we believe the exclusive forum provision benefit us by providing increased consistency in the application of U.S. federal securities laws the Israeli Companies Law, or New York law, as applicable, in the types of lawsuits to which they apply, such exclusive forum provision may limit a shareholder’s ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs for disputes with us or any of our directors, shareholders, officers, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, shareholders, officers, or other employees.

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

In 2023, 2024 and 2025, our net capital expenditures amounted to $2,654 thousand, $343 thousand, and $160 thousand, respectively. Our current capital expenditures are primarily for manufacturing facility and equipment, computers, software, research and development equipment and office improvements substantially all in Israel, and we expect to finance these expenditures primarily from cash on hand.

B. Business Overview.

We are a technology and project development company that develops, produces, markets and sells TES systems based on our proprietary and patented bGen™ technology. We also initiate and execute TES EaaS projects in line with our current business model. In January 2026, we announced our BNRG360 integrated energy platform, pursuant to which we intend to expand our business model to offer bundled clean heat and power solutions combining TES, solar photovoltaic and battery energy storage systems under long-term contractual arrangements. As of the date of this annual report, we have not yet executed projects under the BNRG360 framework. Our solutions are designed to enable the electrification and decarbonization of industrial processes, improve integration with renewable energy sources and reduce carbon emissions. Our business is not subject to material seasonality.

The Need

Increasing global electricity demand, driven by industrial electrification and energy-intensive sectors such as data centers, is placing growing pressure on power systems and accelerating the need for flexible, dispatchable and storage-based energy infrastructure. At the same time, we believe that climate change is one of the greatest challenges of our times. A major contributor to climate change is carbon emissions being emitted to the atmosphere. To combat this, countries and organizations have set and are continuing to set targets for themselves and various industries to reduce their carbon emissions. In order to meet such carbon emission targets, and to address increasing strain on energy systems, we believe it is necessary to expedite the transition from reliance on fossil fuels to the widescale adoption of renewable energy sources and systems that result in carbon capture, energy storage, efficient energy recovery, and can benefit from the reuse of wasted heat or renewable energy. Our bGen™ TES system stores energy from electrical heaters and can also recover wasted heat from available energy resources to provide one consistent energy output. By doing so, the bGen™ TES system can precisely match energy supplies with demand and bridge the gap between renewable energy and conventional power sources. Accordingly, we believe TES systems such as our bGen™ system have become essential to the renewable energy market to help ensure the reliability and stability of energy supplies.

Our Technology

We have developed our bGen™ technology over the last thirteen years and have tested it across three generations of demonstration units at various sites globally. Our bGen™ technology uses crushed rocks to store heat at temperatures of up to 1400 degrees Fahrenheit (760 degrees Celsius) and is comprised of key elements inside one unit: thermal storage, heaters, heat exchangers, and a steam generator. The use of crushed rock as a means of storage results in no hazardous challenges to the environment and enhances system durability so that even after tens of thousands of charge and discharge cycles, the storage material does not need to be replaced because the storage material does not suffer from degradation in performance. Additionally, the bGen™ technology can be charged with multiple heat sources, such as residual heat, and renewables, as well as from electrical sources using embedded electric heaters within the TES system. The TES system dispatches thermal energy on demand in the form of power, steam, air, hot water and heat, which can be saturated for industrial use, or in the form of a superheated steam, which can also be used to activate steam turbines.

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

The unveiling of this new product underscores a strategic evolution in our focus on power-to-heat for the industrial market. The bGen™ ZERO design, paired with performance improvements, presents a multi-use solution to tap into decarbonization which we believe will unlock new revenue streams across applications including grid services. We have also identified two avenues in which to offer our product in order to expand access to our TES solution:

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

bGen™ Cool

On July 18, 2024, we announced that we would expand our proprietary technology’s capabilities and develop a Cold Thermal Energy Storage, or CTES, solution for data center applications, referred to as bGen™ Cool. Leveraging the bGen™ platform’s core competencies, we believe that limited incremental adaptation would be required to extend our existing TES architecture to address data center cooling demand. As of the date of this annual report, further development activities relating to bGen™ Cool are subject to internal resource allocation priorities and market conditions, and we are currently focused on advancing our core thermal energy storage platforms. We may resume or accelerate development of bGen™ Cool in the future depending on commercial opportunities and strategic considerations.

bGen™ ZTO

On February 4, 2025, we announced the commencement of development of a TES system, the bGen™ ZERO Thermal Oil™, or bGen™ ZTO, designed to electrify thermal oil for industrial applications. In February 2026, we outlined our Technology Roadmap 2030, which included the continued advancement of the bGen™ ZTO platform as part of our strategy to expand our addressable industrial heat market and reduce system-level costs across next-generation TES solutions. The roadmap emphasized performance improvements, cost reductions and product standardization intended to enhance scalability and commercial competitiveness. bGen™ ZTO is designed as a modular TES system combining internal electric conversion for storage with integrated heat exchange, targeting high cycle efficiency through simplified maintenance and indirect oil heating while enabling thermal oil temperatures of up to 340 degrees Celsius. As of the date of this annual report, development activities related to bGen™ ZTO are being evaluated in light of broader strategic priorities and capital allocation considerations, and there can be no assurance regarding the timing or extent of further advancement toward commercialization.

bGen™ ONE

On February 11, 2026, we announced the early launch of bGen™ ONE, a next-generation TES system design. The bGen™ ONE platform is designed to materially reduce installed and on-site project costs through a standardized, factory-built architecture intended to streamline deployment and reduce field construction complexity. The launch of bGen™ ONE reflects continued advancement of our TES platform and builds upon the technological foundation of our bGen ZERO system. The new configuration is intended to accelerate project timelines, enhance scalability and support broader commercial adoption across industrial and utility-scale decarbonization applications.

Through the factory-assembled, productized design of bGen™ ONE, we aim to reduce engineering and on-site labor requirements, shorten installation schedules and improve overall cost competitiveness. The system is designed to support both direct equipment sales and Energy as a Service deployment models, including grid services applications that utilize excess renewable electricity to generate industrial heat.

In June 2025, we launched the bGen™ Thermal platform, a family of modular TES systems designed to provide clean, flexible and electrified heat for industrial and commercial applications. The bGen™ Thermal platform is intended to enable customers to shift from fossil fuel-derived heat to electrically stored heat, supporting decarbonization objectives across a range of end-use markets. The platform includes multiple configurations of TES solutions capable of charging from grid or renewable electricity and discharging on demand to meet process heat requirements. It is designed to offer high efficiency, modular scalability and to support various deployment models, including direct equipment sales and EaaS arrangements.

Business Strategy and Addressable Markets

We are focused on the sale of TES equipment through several business models. To date, completed projects have primarily employed the equipment sale model, pursuant to which we design and sell our systems to third-party customers, install the equipment at the customer’s site, and the customer retains ownership of the system while we provide warranty and maintenance services at a predetermined price as part of the sale package.

In 2023, we began implementing our EaaS model, under which we install a bGen™ TES system at a customer’s site, provide operation and maintenance services, and sell energy, such as steam or hot air, to the customer at agreed-upon prices. The EaaS model is intended for industrial customers seeking to outsource their energy infrastructure and management. In connection with the Tempo Beverages Ltd. project, we initiated our first EaaS contracts, pursuant to which we plan to own, finance, build and operate TES systems at or near customer sites and either sell energy at a fixed price or receive a fixed revenue stream in connection with the energy services provided. In such arrangements, customers are generally granted an option to acquire the TES system after a defined period.

In January 2026, we announced our BNRG360 integrated energy platform, representing a natural evolution of our business to offer a fully packaged clean heat and power solution built around our proprietary bGen™ technology. Under this model, we intend to expand our business model to offer bundled clean heat and power solutions combining TES, solar photovoltaic and battery energy storage systems under long-term contractual structures. By anchoring the platform in our owned technology, we differentiate ourselves from traditional energy companies that are not technology developers, positioning Brenmiller uniquely in the market. As of the date of this annual report, projects under the BNRG360 framework remain subject to development sequencing, commercial prioritization and capital allocation considerations.

Our TES manufacturing facility in Dimona, Israel has a designed annual production capacity of approximately 1 GWh. As of the date of this annual report, this capacity has not yet been fully utilized and remains available to support future commercial deployment. The facility was engineered with modular scalability and, with incremental investment and operational ramp-up, may be expanded to a targeted capacity of up to 4 GWh. At such expanded capacity, we estimate potential annual system revenues of approximately $200 million, subject to market demand, order intake and commercialization progress. Leveraging this scalable manufacturing platform, we have developed a global pipeline of commercial opportunities representing potential revenues in millions of dollars across multiple industrial sectors and geographies.

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

Since our incorporation, we have had ongoing losses and incurred negative cash flows from operating activities. For example, as of December 31, 2025, and December 31, 2024, we had operating losses of $12,738 thousand and $10,562 thousand, respectively. We have mainly financed our activities through issuances of Ordinary Shares, preferred shares, and warrants, revenues from the sale of products, and engineering services, governmental grants and a loan from the EIB. Management plans continuing commercialization of our products and services, which require substantial funding. In addition, management is planning to find additional cash sources through additional equity and/or debt financing. There are no assurances however, that we will be successful in obtaining the level of financing needed for our operations or that such financing will be available on terms acceptable to us. If we are unsuccessful in commercializing our products and raising capital, we may need to reduce, delay, or adjust its operating expenses, including commercialization of existing products or be unable to expand its operations, as desired.

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

Our TES systems are suitable for integration into gas-powered and combined cycle power plants, which can provide energy shifting, improve their ramp-up rates, and add flexibility to their operations profile. Integration of the TES system in coal power plants can provide customers with grid storage capabilities by charging with curtailed renewable energy and by generating electricity during peak hours. Massive implementation of this application could eventually transform coal power plants into grid storage plants.

Manufacturing

We manufacture our proprietary bCube™ components for our TES systems at our production facility in Dimona, Israel. After production, TES system components are shipped to customer sites for on-site assembly. The current production line is designed to support an annual capacity of up to 1 GWh of bCube™ thermal storage units, which aligns with our existing pipeline of commercial opportunities.

Our Dimona facility, inaugurated on May 2, 2023, is Industry 4.0 compliant and has been designed to accommodate a fully automated production process. As of the end of the first quarter of 2025, the facility reached full automation, supporting a production capacity of 1 GWh annually. The facility is built with infrastructure and flexibility to scale up to a production capacity of up to 4 GWh per year, subject to increased market demand and the receipt of additional orders beyond our current capacity.

The facility has also been designed with replicability in mind, enabling the establishment of similar gigafactories in strategic markets such as Europe and the United States. This approach supports localized manufacturing, shortens supply chains, and reduces logistics costs.

While the initial build-out of the Dimona plant was financed through a non-dilutive €7.5 million credit facility agreement with the EIB, of which €4 million was withdrawn in July 2022—we did not draw on the remaining €3.5 million tranche. Instead, we plan to prioritize investment in localized production facilities in Europe and the U.S. to support our global expansion strategy.

Commercial Projects

As of March 25, 2026, our primary activity is focused on the development of our technology and its application into products and commercial solutions and continuing the assembly of our new production line.

We are currently in the process of installing projects in various geographic regions in an effort to demonstrate the use of its technologies for both industrial and utility scale applications, which are ultimately expected to support the commercialization of the technology. Our projects are progressing as planned and are expected to reach major milestones over the next twelve months.

Tempo

On February 13, 2025, our contractor has started assembling our 32 MWh bGen™ ZERO TES system for Tempo. In February 2026, we announced the successful completion of system assembly and the commencement of the commissioning phase of the 32 MWh bGen™ ZERO TES system at Tempo’s facility. On March 2, 2026, we announced the completion of construction of the Tempo project and the initiation of start-up and commissioning of the 32 MWh bGen™ TES system. With the completion of the mechanical and electrical installation of the 32MWh bGen TES system and the integration with the facility’s steam network, the project is now beginning system charging, functional validation, steam output testing and operational optimization to verify readiness for full scale operation. Accordingly, we are currently anticipating completion of commissioning during the first half of 2026.

The Tempo project is subject to the System Purchase Agreement with Baran Energy Ltd., described under “System Purchase Agreement with Baran Energy Ltd.” below, pursuant to which Baran has agreed to acquire certain bGen™ ZERO TES systems, including the system installed at Tempo’s facility.

The contractor is responsible for ensuring that the construction and installation of Tempo’s bGen™ TES system complies with safety standards, includes mechanisms for supervision, reporting and coordination with Brenmiller, and stays on schedule. Under the contract we are is set to replace Tempo’s fossil fuel boilers with a 32 MWh bGen™ ZERO TES system. By enabling the switch from heat derived from fossil fuels to heat derived from electricity, eliminating the use of approximately 2,000 tons of heavy fuel each year, our bGen™ is estimated to mitigate over 6,200 tons of carbon emissions annually and save Tempo an estimated $7.5 million over 15 years. Upon successful commissioning, the system is expected to begin supplying clean thermal energy to Tempo’s operations, marking a key milestone in the commercial deployment of our bGen™ ZERO platform.

The following image shows the installed bGen™ unit at Tempo:

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

In February 2026, we announced the groundbreaking of the project and the commencement of on-site construction works, marking a significant milestone toward deployment of the TES system at Wolfson Hospital. The project is being implemented in collaboration with Baran Energy, a subsidiary of Baran Group Ltd., or Baran, (TASE: BRAN).

The Wolfson project is also subject to the System Purchase Agreement with Baran Energy Ltd., described under “System Purchase Agreement with Baran Energy Ltd.” below, pursuant to which Baran has agreed to acquire certain bGen™ ZERO TES systems, including the system designated for Wolfson Medical Center.

The TES System will operate using electricity and water supplied by the Wolfson Hospital and will provide the Services for a period of seven years, commencing no later than 15 months after obtaining all necessary regulatory approvals and allowing for a two-month running-in period. The operation of the TES System, and the required maintenance thereafter will be our responsibility including efficiency ratio of the TES System during the service period that will be examined annually; subject to a contractual remedy period, any failure to meet the efficiency ratio may give Wolfson Hospital cause to terminate the agreement and claim compensation as determined in the agreement. In consideration for the services, Wolfson Hospital will pay a total of approximately NIS 11.9 million (approximately - $3.7 million), in non-equal monthly payments and will have the option to acquire the TES System after the conclusion of the 7 year service period for an agreed amount equal to NIS 1 million (approximately - $0.3 million), and following which the Hospital will also have the option to acquire annual maintenance services (including spare parts) from us. If the option to acquire is not exercised, then we will be responsible to dismantle and vacate the TES System from the Wolfson Hospital premises.

System Purchase Agreement with Baran Energy Ltd.

On September 29, 2025, we entered into a System Purchase Agreement with Baran, pursuant to which Baran agreed to acquire bGen™ ZERO TES systems for certain projects, including systems for Tempo Beverages and Wolfson Medical Center. Under the agreement, Baran will make milestone-based payments to us during the construction and commissioning phases of the projects, and we are also entitled to additional contingent consideration that may be applicable in the future, subject to terms and conditions as described in the agreement. We will retain all related intellectual property rights and will continue to provide operations and maintenance services for the bGen™ ZERO systems covered by the agreement.

Philip Morris

We entered into a Master Supply and Services Agreement, effective as of December 1, 2021, with Philip Morris Products SA, or Philip Morris, a large international company in the field of tobacco to supply our bGen™ storage systems to Philip Morris and its subsidiaries. The agreement is set for a period of five years, and it sets out, among other things, logistical, technical terms as well as engineering, procurement, and construction terms. Under the agreement various international companies and manufacturing plants around the world, all of whom are affiliates of Philip Morris, would be able to contract us directly, through a local service agreement, to supply our systems and integration services. The agreement also includes customary representations, conditions and indemnification terms.

Also, we entered into a local service agreement, or the Local Service Agreement, dated February 28, 2022, with Philip Morris Romania S.R.I., or Philip Morris Romania, to sell Philip Morris Romania our bGen™ thermal storage system and services with a capacity of 31.5 megawatt-hour and steam power of 18.5 megawatts, including biomass system and auxiliary equipment. On April 27, 2023, we received a notice of termination from Philip Morris Romania with respect to the Local Service Agreement. The notice terminated the Local Service Agreement effective June 26, 2023, commensurate with the 60-day termination notice requirement under the terms of the Local Service Agreement. We have no further obligations under the Local Service Agreement after the date of the termination. The termination notice had no effect on the Master Supply and Services Agreement with Philip Morris, which remains fully in force and unchanged.

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

New York Power Authority

On February 6, 2024, we announced that we had completed all required system tests and operator training and had handed over our first bGen™ installation at the State University of New York, or SUNY, Purchase College campus in New York. The bGen™ storage system installation at a SUNY college charges by using both exhaust gas and electricity and discharges heat on demand. Our bGen™ is expected to eliminate approximately 550 metric tons of greenhouse gas emissions for SUNY annually. Developed and deployed in partnership with the New York Power Authority, or NYPA, the largest state public power organization in the United States, the project was financed in part by a grant from the Israel-U.S. Binational Industrial Research and Development (BIRD) Foundation.

In July 2025, we announced that the SUNY Purchase College project has continued to operate as designed and serves as a commercial reference site supporting our expansion efforts in the North American market. We believe the successful deployment in collaboration with NYPA strengthens our strategic positioning with U.S. public-sector and institutional customers seeking electrified, low-carbon thermal energy solutions.

Our TES system that was installed at Purchase College is fully operational, heating the school’s gymnasium, and is expected to demonstrate an increase in energy efficiency and cut carbon emissions on the State University of New York campus.

The project represents our first operational installation in the United States and is intended to showcase the ability of our bGen™ technology to integrate with existing campus energy infrastructure while reducing emissions and improving system flexibility.

The following image shows the installed bGen™ unit at SUNY Purchase College in New York.

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

The bGen™ unit was inaugurated in November 2022. On November 27, 2025, the parties formally agreed to terminate the underlying contract, including the transfer of ownership of the TES system and related components to Enel. For the six-month period ended June 30, 2025, we recognized €385,000 in revenue related to the Enel Santa Barbara TES pilot project. Our conclusion to recognize such revenue was based on the following: completion of key contractual and technical milestones under the pilot project; written acknowledgment by Enel of system performance and related payments; no repayment obligations, clawback provisions, or outstanding financial claims associated with the amounts recognized; Enel’s assumption of ownership of the TES system and related repair and maintenance responsibilities upon termination; and our assessment that revenue recognition was appropriate and conservative under ASC 606, Revenue from Contracts with Customers, including evaluation of performance obligations, transfer of control, and collectability.

The following image shows the installed bGen™ pilot unit at Enel, Santa Barbara, Italy

Fortlev

In 2019, we entered into a project agreement with Fortlev Energia Solar Ltd., a Brazilian plastic tank manufacturer, or Fortlev, to design, manufacture and install a TES system at Fortlev’s production facility in Anápolis, Brazil, in consideration for $380,000, to be paid pursuant to certain milestones. In August 2022, we inaugurated the bGen™ TES unit at Fortlev’s facility. The 1 MWh bGen™ unit enables Fortlev to use renewable biomass rather than natural gas to heat the air it uses to make plastic water tanks with rotational molding machines.

On January 11, 2020, we entered into an agreement with Fortlev pursuant to which we granted Fortlev an exclusive license for a period of 25 years, or until validity date of our patent rights over the bGen™ technology (whichever comes first), to engineer, manufacture, commercialize and sell our bGen™ technology in Brazil and Columbia. Fortlev will pay the total amount of $1.5 million to the Company in consideration for the marketing license, in addition to royalty payments equal to 10% of sales.

The agreement also provides that Fortlev will make its best efforts to construct a manufacturing facility in Brazil as soon as possible after the effective date of the agreement, and to obtain any licenses necessary to commercially produce bGen™, with all costs of the construction and licensing of the manufacturing facility to be paid by Fortlev. On August 31, 2020, Fortlev has notified us that they intend to start planning and building a production facility to produce products incorporating the bGen™ technology. Fortlev is expected to bear all the expenses of the building of this facility in Brazil. During 2024, the agreement between the parties was terminated by mutual understanding.

The following image shows the installed bGen™ pilot unit at Fortlev, Brazil

Rotem 1

The Rotem 1 project is a concentrated solar thermal project in Dimona, Israel. Concentrated solar thermal collectors are coupled with a TES system and steam turbine power block set to supply electricity to Israel’s Electric Corporation under a power purchase agreement with Israel’s Electric Corporation. After December 31, 2020, we began to act to realize our holdings in the Rotem 1 Project and to construct it for a third party. In 2022, following an agreement reached with the lessor of the land on which the Rotem 1 project was built, we vacated the premises and the land was returned to the lessor after dismantling the facility. Following this, we ceased operations of our Rotem 1 project and consequently derecognized the lease obligation and right of use of the land. For the year ended December 31, 2022, we recorded an impairment charge of $360 thousand in connection with this project. On July 17, 2023, our board of directors approved the liquidation of Brenmiller Energy (Rotem) Ltd. and the sale of the hydroelectric microturbine from Brenmiller (Rotem) Ltd. to Brenmiller Energy Ltd. in accordance with its fair value as shown in its consolidated financial statements. In 2024, the Company has written-off the hydroelectric microturbine in the amount of $229 thousand. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Comparison of the Year Ended December 31, 2025 to the Year Ended December 31, 2024—Other income (expenses), net.”

Prospective Projects

In September 2022, we signed a Memorandum of Understanding with Green Enesys Deutschland GmbH, or Green Enesys, and Viridi Energias Renovables Espana, S.L., or Viridi RE, two European based developers of green energy projects, to perform engineering studies for incorporating our bGen™ TES for Green Enesys’ and Viridi REs’ proposed green hydrogen production facilities throughout Spain. Green Enesys and Viridi RE are currently developing three green hydrogen projects in Spain, with the goal of decarbonizing the European Union’s industrial, power generation and transportation sectors. The projects will have a combined capacity to produce over 100,000 tons of green methanol annually. Further to this memorandum of understanding with Green Enesys and Viridi RE, on December 10, 2023 we signed a non-binding memorandum of understanding with SolWinHy Cádiz S.L, a special purpose company jointly owned by Green Enesys Group and Viridi RE, to develop new build hydrogen and e-methanol projects and that our bGen™ was selected as the preferred solution for the SolWinHy Cádiz S.L project in Arcos de la Frontera, Spain, or the Cadiz Project. The Cadiz Project is expected to integrate bGen™ TES capabilities with a capacity of at least 55 MWh and a final investment decision for the Cadiz Project is expected to be made by the end of 2026.

On April 20, 2023, we announced that we signed a non-binding term sheet with a utility company that is one of the largest producers of clean energy in the world and Green Enesys Group toward a definitive agreement to jointly identify, build, and accelerate electrification by using renewable energies our TES system to electrify heat and achieve full decarbonization for their clients. The two companies expect to join forces with Green Enesys to accelerate TES deployments and provide a quick response to the global economy’s USD $1.7 - $3.6 trillion need for net-zero heat. Under the terms of this non-binding term sheet, our bGen units will be produced at our gigawatt-scale production facility in Israel. The parties have the option to implement a joint production line in Europe to be used for the utility’s projects. The non-binding term sheet also includes the option for the utility to become a strategic investor for a minority stake in our Company. To date we continue to work on developing additional projects.

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

On June 12, 2024, we signed a non-binding memorandum of understanding with Proactive Planet, a renewable energy solutions provider based in Calgary, Canada to distribute bGen™ TES systems to industrial companies and electric utilities in the province of Alberta in Canada. The agreement aims to expand and accelerate the rollout of our bGen™ TES technology through equipment sales. Under its terms, a prospective 3-year definitive agreement would include projected sales milestones based on the companies’ pipeline. The term of the memorandum of understanding expired on December 7, 2024, and the parties did not extend the longstop date, however, there is still ongoing dialogue about several potential customers, and if such leads would materialize, 5h3 the parties would operate under the terms of the memorandum of understanding.

On August 19, 2024, we announced that we had entered into a 12-year EaaS agreement with Partner in Pet Food Hungaria KFT, or PPF, one of Europe’s leading private label pet food producers. Under the terms of the agreement, we will deliver low-cost and low-carbon steam to PPF and be in a position to offer grid balancing services to the local transmission system operator, MAVIR. Under the terms of the agreement, we will design, build, own and operate a 30 MWh bGen™ ZERO system next to PPF’s pet food manufacturing plant in Dombovar, Hungary. Our bGen™ ZERO will take priority over PPF’s existing fossil fuel boilers, significantly reducing the pet food manufacturer’s energy costs and carbon footprint. PPF will purchase steam from Brenmiller at a fixed rate. As of March 4, 2025, progress continues on project development, including the signing of a land option agreement and submission of a grid connection request. While project financing had initially been expected to be secured by the end of 2025, financing has not yet been finalized. In connection with our evolving BNRG 360 strategy, we have initiated discussions with PPF and other relevant stakeholders to evaluate potential modifications to the project structure. The proposed revised structure shifts the balance from reliance on grid balancing mechanisms toward greater utilization of on-site photovoltaic generation, thereby expanding potential financing alternatives and improving capital flexibility. These discussions remain ongoing, and there can be no assurance that the revised structure will be approved or that financing will be secured on acceptable terms, or at all.

On September 25, 2024, we announced the formation of a new joint venture, Brenmiller Europe, together with Integrated Renewable Energy Solutions S.L, or IRES. IRES is jointly owned by Green Enesys Group and Viridi RE. The new entity will distribute our products, such as the bGen™ and recently unveiled bGen™ ZERO, through either an equipment sale model and/or an EaaS business model, starting in Spain, Hungary, Germany and Portugal. We hold 60% and IRES holds 40% of the shares issued of Brenmiller Europe. Brenmiller Europe will capitalize on Green Enesys and Viridi’s expertise in developing and deploying large-scale clean energy projects in Europe. The JV aims to rapidly expand the adoption of our bGen™ technology across Europe, focusing on driving product sales, delivering energy services, and securing project-level financing in high-growth markets, starting in major European countries where Brenmiller Europe has the exclusive rights to distribute bGen™ systems, subject to certain revenue and performance requirements. We will manufacture bGen™ modules at our gigafactory in Dimona, Israel, while retaining ownership of our intellectual property.

On October 24, 2024, we announced that, together with Brenmiller Europe, we have signed a non-binding Letter of Intent, or LOI, with Entelios AG, a leading flexibility service provider in Germany. Entelios AG specializes in the aggregation and trading of decentralized flexible assets. Entelios AG focuses on maximizing revenues across relevant short-term flexibility markets through its Entelios AG Cross-Market Optimisation platform. Through the LOI, we plan to mutually develop business models to manage the operation of our bGen™ systems and optimize energy costs by entering into multiple flexibility markets. This setup would allow the supply of renewable thermal energy to industrial users in Germany, aiming to reduce emissions by transitioning from natural gas to electricity. Entelios AG will serve as an expert in optimization and flexibility management services. As of March 25, 2026, we are collaborating under the memorandum of understanding to develop various potential leads and explore the German market.

On February 20, 2025, we announced that we entered into a strategic cooperation agreement with Baran an international engineering company that provides management, design and financing solutions for large-scale infrastructure projects, to accelerate bGen™ ZERO project development and deployments through sales, acquisitions, and operations of selected projects in Israel. To further bGen™ uptake within industrial sectors, we plan to sell certain projects to Baran, subject to the satisfaction of certain conditions precedent, benefiting from Baran’s core project capabilities to ensure effective and timely deployment.

On June 20, 2025, we entered into a non-binding memorandum of understanding with a major Japanese corporation to explore opportunities to deploy TES solutions in Japan’s industrial sector. The collaboration under the memorandum of understanding is intended to identify and evaluate potential applications for TES systems that could replace fossil fuel-based boilers with zero-emission thermal energy storage technology in industrial settings within Japan. Under the memorandum of understanding, the Japanese partner will work with us to assess direct equipment sales as well as HaaS models for industrial and utility-scale applications, subject to further negotiations and definitive agreements. No financial terms or specific implementation timelines were disclosed in connection with the memorandum of understanding.

In July 2025, we announced that our bGen™ TES system was selected as the storage technology component for a large-scale sustainable heat project led by a major European utility company. The project has been advanced to the funding phase of the European Union Innovation Fund 2023 Call for Net Zero Technologies, subject to the execution of definitive grant and off-take agreements. Under the terms of the project as currently contemplated, Brenmiller Europe, our Spain-based joint venture, is expected to supply distributed bGen™ TES systems with an aggregate electrical charge capacity of approximately 5 MWe, representing approximately €4 million in potential equipment revenues. The project configuration integrates renewable generation, TES and high-temperature heat pump technologies to provide sustainable industrial heat and is designed to decouple steam demand from grid power consumption. The project is expected, once operational, to contribute to improvements in energy efficiency and to avoid an estimated 1.45 million metric tons of CO₂ equivalent over its first ten years of operation, although the timing and realization of these outcomes are subject to the conclusion of definitive project agreements and ongoing project development.

On July 16, 2025, we entered into a non-binding memorandum of understanding with ENASCO Ltd., or ENASCO, a developer of nuclear Small Modular Reactor, or SMR, projects, to jointly explore the development of TES solutions integrated with SMR generation platforms. Under the memorandum of understanding, we and ENASCO intend to collaborate on a commercial roadmap targeting an initial joint bGen™ TES project expected to launch as early as 2027 and the development of additional projects with an aggregate target of approximately $50 million in value by 2030, with a longer-term pipeline of projects under consideration through 2035. The collaboration is intended to explore opportunities to combine SMR heat generation with our TES technology to support applications that may include AI data centers, hydrogen production, and other industrial uses requiring reliable, low-carbon baseload thermal energy. The parties believe that an SMR-integrated TES solution could offer enhanced operational flexibility and resilience, although no definitive agreements regarding specific projects or commercial terms have been finalized as of the date of this filing. The memorandum of understanding does not obligate either party to proceed with any transactions or definitive project agreements, and any future project development will be subject to further negotiation, due diligence and regulatory approvals, as applicable.

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

Financing that is granted by the IIA is in the range of 30%-50% of the submitted budget of the development of a particular product, which includes the costs of manpower and the costs of the materials that are required to develop and manufacture a first prototype of the product. In light of this government financing, we are required to comply with the provisions of the Israeli Encouragement of Research and Development Law related to intellectual property and we are required to pay yearly royalties to the Israeli government at a rate of 3%-5% on the revenues generated from the sale of our products developed under an IIA program up to the total amount of the grants received from IIA plus the relevant interest rate, if any. Under IIA regulations, grants received before June 30, 2017, bear the annual interest rate that applied at the time of the approval of the applicable IIA file which will apply to all of the funding received under such IIA approval. Grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%. Grants approved after January 1, 2024, shall bear the higher interest rate of (i) 12 months SOFR, plus 1%, or (ii) a fixed annual interest rate of 4%.

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

Our total research and development expenses, net, were $3,960 thousand for the year ended December 31, 2025, $3,589 thousand for the year ended December 31, 2024, and $3,178 thousand in the year ended December 31, 2023. For more information, see “Item 5.A.Operating and Financial Review and Prospects—Operating Results”. As of the years ended December 31, 2025, 2024, and 2023, the company reduced its net research and development expenses by $0 thousand, $0 thousand, and $92 thousand, respectively, using portions of the gross grant amounts received from various government authorities and agencies. For more information, see “Item 5.B.—Liquidity and Capital Resources—Grants and other Funding Arrangements.”

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

We have registered a patent for our core energy storage technology in Israel, the United States, the United Kingdom, Switzerland, Norway, certain European Union countries - Germany, Belgium, Denmark, Spain, France, Italy, and South Africa. The patent covers our fundamentals of the energy storage unit which we have developed using three central functions in one unit: the heat exchanger, the receipt and storage of the heat, and the production of steam inside the storage unit.

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

Patents

The following table sets forth information regarding our patent portfolio as of December 31, 2025:

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

The following table sets forth the jurisdictions in which we have submitted an application for the registration of the bGen™ as a trademark as of December 31, 2025:

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

C. Organizational Structure.

The following is a depiction of our organizational structure as of March 25, 2026:

Brenmiller Energy U.S. Inc., a company incorporated under the laws of Delaware, United States, is wholly owned by Brenmiller Energy Ltd.

On September 25, 2024, we announced the establishment of a new joint venture subsidiary company called Brenmiller Europe, established under the laws of Spain. Brenmiller Europe was established together with IRES, a company that is jointly owned by Green Enesys Group and Viridi RE. Brenmiller Europe will act as a distributor for our products, such as the bGen™ and recently unveiled bGen™ ZERO, through equipment sale models and/or our EaaS business model, commencing in Spain, Hungary, Germany and Portugal. Brenmiller Energy holds 60% of the issued shares of Brenmiller Europe, and IRES holds the remainder 40% of the issued shares of Brenmiller Europe.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2023 and December 31, 2024 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 4, 2025.

Overview

We are a technology company that develops, produces, markets, and sells TES systems based on our proprietary and patented bGen™ technology. Our bGen™ technology uses crushed rocks to store heat at high temperatures, and our TES systems use that heat to dispatch consistent thermal energy on demand. For additional information on our technology and products, see “Item 4.D.—Business Overview - Our Products” for additional information.

Components of our Operating Results

We have not generated significant revenues to date. Our revenues consist mainly of revenues from the sale of our storage units, and engineering services.

Our costs and expenses consist of the following components:

●	Cost of Revenues. Our cost of revenues consists of expenditures on materials, payments to consultants and subcontractors, as well as labor, royalty payments, and write down of work-in-progress inventory to net realizable value. In addition, the cost of revenues consists of costs and expenses relating to periods in which the plant did not operate in full capacity (which include mainly payroll and related expenses).

●	Research and Development, net. Our research and development expenses consist primarily of payroll, including share-based compensation and related personnel expenses, cost of third-party consultants and subcontractors, expenditure on materials, office maintenance, and depreciation. Such expenses are net of government grants. We expect that our research and development expenses will not change significantly as we continue to develop our storage units and bGen™ technology.

●	Selling and Marketing. Our selling and marketing expenses consist primarily of payroll, including share-based compensation and related personnel expenses, office maintenance, project promotion and cost of third-party consultants. Although we continue to enhance our market penetration efforts mainly by partnering with local agents in our target markets we expect that our selling and marketing expenses will not change significantly.

●	General and Administrative. General and administrative consist primarily of payroll, including share-based compensation and related personnel expenses, professional service fees for accounting, legal, bookkeeping, directors fees and associate costs, allowances for credit losses and depreciation.

●	Other Income (expenses), net. Other income (expenses), net consist primarily of the write-off of the remaining value in connection with the Rotem 1 project.

Results of Operations

The following table presents our results of operations for the periods presented.

	Year Ended December 31,
Dollars in thousands, except per share data	2025		2024

Revenues:
Thermal energy storage units sold		387		-
		$387		$-
Costs and expenses:
Cost of revenues		(3,596)		(985)
Research and development, net		(3,960)		(3,589)
Selling and marketing		(1,238)		(1,197)
General and administrative		(4,332)		(4,557)
Other income (expenses), net		1		(234)
Operating loss		(12,738)		(10,562)
Interest expenses		(374)		(244)
Other financial income (expenses), net		(670)		4,034
Financial income (expenses), net		(1,044)		3,790
Share in equity loss of joint venture		(123)		-
Net loss		$(13,905)		(6,772)
Loss per share:
Basic and diluted	$	*(57.14)	$	*(45.27)
Weighted average number of shares outstanding used in the computation of basic and diluted loss per share		*408,792		*149,585

*	Post reverse split.

Comparison of the Year Ended December 31, 2025 to the Year Ended December 31, 2024

Revenues

Revenues for the year ended December 31, 2025 were $387 thousand, compared to $0 thousand for the year ended December 31, 2024. The revenues recognized in 2025 relate to the sale of a thermal energy storage unit to a customer in Europe. By contrast, no revenues were recognized in 2024. This change reflects an initial inflection point from a period of no recognized revenues toward early-stage commercial execution of the Company’s TES technology. While revenues remain limited in absolute terms, the recognition of product-related revenue in 2025 represents the first step toward commercialization following several years of development and pilot activity.

Cost of Revenues

The following table presents the breakdown of the cost of revenues for the years ended December 31, 2025 and 2024.

	Year Ended December 31,
Dollars in thousands	2025	2024

Consultants and subcontractors	$426	$-
Write down of work-in-progress inventory to net realizable value	1,642	-
Expenditure on materials	5	-
Operating costs not attributed to projects (mainly salary and related expenses)	1,523	985
Total	$3,596	$985

Cost of revenues for the year ended December 31, 2025 increased by approximately 265% to $3,596 thousand, compared to $985 thousand for the year ended December 31, 2024. The increase was primarily attributable to a write-down of work-in-progress inventory to net realizable value of approximately $1,642 thousand. This write-down relates to a commercial-scale TES project under construction and reflects project-specific commercial and contractual developments identified during the year. The adjustment does not indicate a broader deterioration in the Company’s technology or product roadmap, but rather reflects the execution risks inherent in early-stage commercial deployments. In addition, cost of revenues in 2025 included operating costs not directly attributed to projects, mainly salary and related expenses, incurred during periods in which the production facility did not operate at full capacity. Overall, the year-over-year increase reflects the resumption of commercial project activity in 2025 combined with project-specific accounting adjustments, rather than a recurring structural increase in cost levels.

Research and Development, Net

The following table discloses the breakdown of net research and development expenses for the year ended December 31, 2025 and 2024:

	Year Ended December 31,
Dollars in thousands	2025	2024

Salary and related expenses	$2,725	$2,604
Consultants and subcontractors	290	342
Expenditure on materials	277	56
Depreciation and other	300	200
Office maintenance	368	387
Total	$3,960	$3,589

Net research and development expenses for the year ended December 31, 2025 increased by approximately 10% to $3,960 thousand, compared to $3,589 thousand for the year ended December 31, 2024. The increase was primarily driven by higher salary and related expenses, materials consumption and depreciation associated with continued development and operational readiness activities. Research and development expenses in 2025 continued a multi-year investment trend, with the year-over-year increase reflecting scale and intensity.

We expect a slight decrease in our research and development expenses as we transition from the primary development phase of our core storage product to ongoing optimization and incremental improvements.

Selling and Marketing

Selling and marketing expenses for the year ended December 31, 2025 increased by approximately 3% to $1,238 thousand, compared to $1,197 thousand for the year ended December 31, 2024. The increase was primarily attributable to higher salary and related expenses and project promotion activities. Selling and marketing expenses remained broadly stable year over year, indicating a controlled and consistent approach to market development.

Although we continue to enhance our market penetration efforts mainly by partnering with local agents in our target markets, we expect that our selling and marketing expenses will not change significantly.

General and Administrative

General and administrative expenses for the year ended December 31, 2025 decreased by approximately 5% to $4,332 thousand, compared to $4,557 thousand for the year ended December 31, 2024. The decrease was driven mainly by lower consultants and insurance expenses and reduced allowance for credit losses, partially offset by higher salary and related expenses. The year-over-year decrease reflects continued management focus on controlling overhead costs while maintaining the organizational infrastructure required to support commercialization.

Other Income (expenses), net

Other income (expenses), net for the year ended December 31, 2025 improved to income of $1 thousand, compared to net expenses of $234 thousand for the year ended December 31, 2024. The favorable change was primarily attributable to the absence in 2025 of the write-off of the remaining value of the Rotem 1 project that was recorded in 2024.

Operating Loss

Operating loss for the year ended December 31, 2025 increased by approximately 21% to $12,738 thousand, compared to $10,562 thousand for the year ended December 31, 2024. The increase reflects the continuation of the Company’s pre-commercialization cost structure, combined with project-related impacts in 2025, prior to achieving revenue scale sufficient to absorb fixed operating costs.

Financial Income, Net

Net financial expenses for the year ended December 31, 2025 amounted to $1,044 thousand, compared to net financial income of $3,790 thousand for the year ended December 31, 2024, representing an unfavorable variance of approximately $4,834 thousand. The unfavorable year-over-year variance was driven primarily by the absence in 2025 of significant non-cash financial income recognized in 2024, mainly related to fair value adjustments and reclassification of warrants, and by a material increase in foreign exchange losses. Foreign exchange losses in 2025 were primarily attributable to adverse movements in the EUR/USD exchange rate, which affected the remeasurement of Euro-denominated monetary items, including the Company’s loan and related obligations to the European Investment Bank.

Net Loss

Net loss for the year ended December 31, 2025 increased by approximately 105% to $13,905 thousand, compared to $6,772 thousand for the year ended December 31, 2024. The increase in net loss was driven by the higher operating loss in 2025 and the shift from net financial income in 2024 to net financial expenses in 2025, as described above.

Net Loss Per Ordinary Share

Basic loss per ordinary share for the year ended December 31, 2025 increased to $57.14, based on a weighted average of 408,792 ordinary shares outstanding during the period, compared to $45.27 based on a weighted average of 149,585 ordinary shares for the year ended December 31, 2024. The increase in loss per share was primarily attributable to the higher net loss in 2025 and to deemed dividend adjustments related to preferred shares and warrants, which increased the loss attributable to ordinary shareholders.

B. Liquidity and Capital Resources.

Overview

Since inception, the Company has financed its operations primarily through the issuance of equity securities, a loan from the European Investment Bank and governmental grants. As of December 31, 2025, cash, cash equivalents and restricted deposits increased by approximately 20% to $4,945 thousand, compared to $4,130 thousand as of December 31, 2024. The Company has incurred recurring operating losses and negative cash flows from operating activities and expects that additional financing will be required to support ongoing operations.

The table below presents our cash flows for the periods indicated.

	Year Ended December 31,
Dollars in thousands	2025	2024

Cash used in operating activities	$(10,399)	$(9,507)
Cash used in investing activities	(398)	(422)
Cash provided by financing activities	11,500	10,939
Net increase in cash and cash equivalents and restricted deposits	$703	$1,010

Operating Activities

Since our incorporation, we have had ongoing losses and incurred negative cash flows from operating activities. For example, in the year ended December 31, 2025, we had operating losses of $12,738 thousand. We have mainly financed our activities in the year ended December 31, 2025 through the issuance of our Ordinary Shares, preferred shares and warrants and receipt of governmental grants. Management plans continuing commercialization of our products and services, which require substantial funding. There are no assurances however, that we will be successful in obtaining the level of financing needed for our operations or that such financing will be available on terms acceptable to us.

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

Net cash used in operating activities for the year ended December 31, 2025 increased by approximately 9% to $10,399 thousand, compared to $9,507 thousand for the year ended December 31, 2024. Operating cash outflows remained broadly consistent year over year, reflecting a sustained cash burn pattern typical of companies transitioning from development to early commercialization.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 decreased by approximately 6% to $398 thousand, compared to $422 thousand for the year ended December 31, 2024. Investing activities primarily related to capital expenditures and investment in a joint venture, with no material change in trend.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2025 increased by approximately 5% to $11,500 thousand, compared to $10,939 thousand for the year ended December 31, 2024. Financing inflows were primarily derived from issuances of equity instruments, including investments under securities purchase agreements, and were a key source of liquidity supporting ongoing operations and project execution.

Grants and other Funding Arrangements

The following table sets forth a summary of grants we have received from various institutions and government authorities as of the year ended December 31, 2025 (translated at an exchange rate of NIS 3.647 per U.S. dollar).

Institution/Government Authority	Approved Grant (1)	Aggregate Amount received up to December 31, 2025 (1)	Total liabilities in respect of grants received (including interest) included in financial statements (2)
	(U.S. dollars, thousands)
IIA	$5,644	$4,469	$449
Ministry of Economy and Industry	837	227	62
Ministry of Energy	873	619	44
BIRD Foundation	662	662	-
NYPA	580	580	19
Total	$8,596	$6,557	$574

(1)	Approved grants and aggregate amounts received also include grants for programs from institutional and government authorities that during the years have ended or been canceled. As of December 31, 2025, the company remains entitled to receive up to $731 thousand in grants for active programs.

(2)	Liability for royalties included in our financial statements include also a royalty liability concerning the EIB credit facility agreement in the amount of $348 thousand.

European Investment Bank

On July 8, 2024, we signed an amendment to the credit facility agreement, or the Amendment, with the EIB. The initial credit facility agreement dated March 31, 2021, or the EIB Agreement, included funding limited to a total sum of €7.5 million. The funding was granted in a co-funding track, where EIB allowed withdrawals of sums equal to capital investments in the Company available in two tranches. On July 28, 2022, the first tranche of €4 million was drawn down by us with a 5.0% fixed annual interest rate. Interest payments are due annually on July 28 of each year and the principal shall be repaid in equal annual payments starting from July 28, 2026 and maturing on July 28, 2028. Following the EIB Amendment, the second tranche of €3.5 million is available within 48 months instead of 36 months of signing the EIB Agreement, or March 31, 2025, subject to certain conditions, with a 5.0% fixed annual interest rate. We did not draw on the remaining €3.5 million tranche. Instead, we plan to prioritize investment in localized production facilities in Europe and the U.S. to support our global expansion strategy.

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

Among other customary terms included in the agreement, the facility agreement with EIB provides for the following covenants, including a prohibition on the sale of certain assets except in the ordinary course of business, a prohibition on the execution of a merger or a structural change in the Company’s group, restrictions on incurring indebtedness without the prior written consent of EIB other than trade credit extension, restrictions on intercompany loans, our compliance with EU and Israeli environmental laws, prohibitions on the distribution of dividends without the prior written consent of EIB and limitations on our ability to receive only permitted government grants scheduled in the agreement and up to the amount that is set forth in the agreement. Furthermore, we may not create a negative pledge of security over our assets, subject to certain conditions, and we covenant to maintain a balance of cash and cash equivalents of at least €350,000. The EIB agreement also includes a defined “Delisting Event,” which generally refers to our ordinary shares ceasing to be listed or publicly traded without being promptly re-listed on an acceptable alternative trading venue. The occurrence of a delisting event may entitle EIB to exercise certain remedies under the agreement, including the potential acceleration of outstanding amounts. For more information on our facility with EIB, see Note 10 to our audited consolidated financial statements included elsewhere in this annual report.

On November 27, 2024, we signed an additional amendment to the credit facility agreement by and between us and the EIB, in which EIB provided its consent and amended certain provisions of the EIB Agreement to facilitate us to close the August 2024 Private Placement (as defined below).

Current Outlook

As of December 31, 2025, our total cash and cash equivalents and restricted deposits shown in the statement of cash flows were $4,945 thousand. See, “Item 5.B Operating and Financial Review and Prospects — Liquidity and Capital Resources” for more information.

We have financed our operations to date primarily through proceeds from the issuance of our ordinary shares, preferred shares, pre-funded warrants and warrants, revenues from the sale of products, and engineering services, a loan from EIB and governmental grants. We have incurred losses and generated negative cash flows from operations since inception in 2012.

We expect that revenues from the sale of TES systems and related services will increase over time; however, it does not expect such revenues to fully support operations in the near term. The independent auditor’s report includes an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern. Management’s plans to address this uncertainty include continued focus on commercialization, execution of initial projects and securing additional financing as required.

On June 9, 2023, we entered into a Sales Agreement, or the Sales Agreement, with A.G.P./Alliance Global Partners, or A.G.P, as the Sales Agent, pursuant to which we may offer and sell, from time to time, to or through A.G.P as agent or principal Ordinary Shares in an “at-the-market” offering, as defined in Rule 415(a)(4) promulgated under the Securities Act, for an aggregate offering price of up to $9.35 million. On June 9, 2025, we filed a prospectus supplement to supplement and amend the previously filed prospectus supplement, dated June 9, 2023, to increase the dollar amount of ordinary shares that may be offered and sold under the Sales Agreement by $2,381,812. We will pay A.G.P a commission equal to 3.0% of the gross sales price per share sold pursuant to the terms of the Sales Agreement. We are not obligated to sell any Ordinary Shares under the Sales Agreement and no assurance can be given that we will sell any Ordinary Shares under such agreement, or, if we do, as to the price or number of such shares that we will sell or the dates on which any such sales will take place. As of December 31, 2025, the aggregate number of Ordinary Shares that were sold under the Sales Agreement was 260,641 Ordinary Shares for aggregate gross proceeds of $10,566 thousand. We may use our current “at-the-market” offering facility opportunistically subject to management discretion and market conditions.

On January 22, 2024, we entered into a securities purchase agreement with a U.S. based institutional investor for the sale of 6,857 Ordinary Shares, warrants to purchase up to 25,397 Ordinary Shares, and pre-funded warrants to purchase up to 18,540 Ordinary Shares, at a price of $157.5 per Ordinary Share and accompanying warrant, less $0.0035 per pre-funded warrant, for aggregate gross proceeds of approximately $4.0 million before deducting placement agent fees and other offering expenses, or the January 2024 Offering. After deducting costs associated with the offering, our net proceeds were $3.4 million. The warrants are exercisable immediately at a price of $175 per share and will expire five years from the date of issuance. The pre-funded warrants were exercisable immediately at a price of $0.0035 per share and were exercisable until exercised in full. The offering closed on January 25, 2024. On May 17, 2024 the pre-funded warrants were fully exercised.

On January 22, 2024, we entered into a placement agency agreement with A.G.P., as the placement agent, pursuant to which A.G.P agreed to serve as placement agent for the January 2024 Public Offering. We agreed to pay A.G.P an aggregate cash fee equal to 7.0% of the gross proceeds received by from the sale of the securities in the January 2024 Public Offering, however in the case of certain identified investors we agreed to pay a cash fee equal to 3.5% of the gross proceeds received by us from such investors. Pursuant to the placement agency agreement, we also agreed to pay A.G.P. $105 thousand for accountable expenses and $25 thousand for non-accountable expenses. The placement agency agreement has indemnification and other customary provisions for transactions of this nature.

On August 4, 2024, we entered into a definitive securities purchase agreement with Alpha Capital Anstalt, or Alpha, for a private placement of 28,571 Ordinary Shares at a price of $36.75 per share, or the August 2024 Private Placement. The closing of the August 2024 Private Placement was subject to certain conditions, including us obtaining consent from an existing lender. On November 3, 2024, we entered into an amendment, or the First Amendment, to the securities purchase agreement with Alpha. Pursuant to the First Amendment, it was agreed to extend the time by which we shall obtain consent from an existing lender, in connection with the transactions contemplated by the securities purchase agreement, from within 90 days of signing the securities purchase agreement to within 120 days of signing the securities purchase agreement. On November 27, 2024, we received the required approval from the lender and on December 4, 2024, the offering was closed. Under the terms of the securities purchase agreement, Alpha also had the right to make a further investment for 28,571 additional Ordinary Shares (or ordinary share equivalents) in the event that our Ordinary Shares close at or above $87.5 per share within the next 12 months from the date of the securities purchase agreement. The securities purchase agreement provides for registration rights for the Ordinary Shares and we have agreed to file a registration statement with the SEC to register the resale of the Ordinary Shares within thirty (30) days of closing on December 4, 2024. The private placement resulted in gross proceeds of $1.05 million. We intend to use the net proceeds from the private placement for general corporate purposes, including working capital.  On January 16, 2025, we entered into a second amendment, or the Second Amendment, to the securities purchase agreement with Alpha. Pursuant to the Second Amendment, it was agreed to extend the notice period provided by Alpha to us to fifteen (15) business days in connection with Alpha’s right to make a further investment for 28,571 additional Ordinary Shares (or ordinary share equivalents) in the event that our Ordinary Shares close at or above $87.5 per share within 12 months from the date of the securities purchase agreement. Under the Second Amendment we also had the right to call Alpha’s additional investment right under certain circumstances in the event that the closing price of our Ordinary Shares is $140 or more for three consecutive trading days. The option under the Second Amendment has expired.

On May 12, 2025, we entered into a securities purchase agreement with certain investors for the issuance and sale of 65,934 ordinary shares, series B warrants to purchase up to 65,934 Ordinary Shares, or the Series B Warrants, and series C warrants to purchase up to 65,934 Ordinary Shares, or the Series C Warrants, at a combined price of $22.75 per ordinary share and accompanying warrants, for aggregate gross proceeds of approximately $1.5 million before deducting placement agent fees and other offering expenses. Each warrant has an exercise price of $26.25 per ordinary share, and will be exercisable upon issuance, or the Initial Exercise Date. The Series B Warrants will expire five years from the Initial Exercise Date and the Series C Warrants will expire 12 months from the Initial Exercise Date. Following the satisfaction of customary closing conditions, the offering closed on May 14, 2025. The ordinary shares, Series B Warrants and Series C Warrants were offered and sold pursuant to an effective Registration Statement on Form F-1, as amended (File No. 333-286789).

On May 12, 2025, we entered into a placement agency agreement with A.G.P., pursuant to which A.G.P. agreed to serve as lead placement agent for the issuance and sale of the Ordinary Shares, Series B Warrants and Series C Warrants. We agreed to pay A.G.P. an aggregate cash fee equal to 7.0% of the gross proceeds received by us from the sale of the securities in the offering. Pursuant to the placement agency agreement, we also agreed to pay A.G.P. $65 thousand for accountable expenses and $10 thousand for non-accountable expenses. The placement agency agreement has indemnification and other customary provisions for transactions of this nature.

On July 25, 2025, we entered into a securities purchase agreement, or the July 2025 SPA, with Alpha, pursuant to which we agreed to issue and sell to Alpha, subject to certain conditions, up to an aggregate of $25 million in securities across multiple tranches, consisting of preferred shares, pre-funded warrants, and ordinary warrants. On July 28, 2025, an initial closing, or the PFW Closing, took place for a subscription amount of $1.2 million whereby we issued (i) pre-funded warrants to purchase 90,225 ordinary shares at an exercise price of $0.00007 per share, or the Pre-Funded Warrants, and (ii) ordinary warrants to purchase 90,225 ordinary shares at an exercise price of $14.63 per share, or the July 2025 Ordinary Warrants. On August 11, 2025, we and Alpha entered into an amendment to the July 2025 SPA, and agreed, among other things, to amend the aggregate subscription amount of the Pre-Funded Warrants and July 2025 Ordinary Warrants in connection with the PFW Closing to $1,395 thousand.

On September 25, 2025, we received the required shareholder approval at its Annual and Special General Meeting of Shareholders to, among other things, amend and restate its Articles of Association to, among other things, create a class of preferred shares.

On September 29, 2025, we issued 3,800 preferred shares with a stated value of $1,000 per share, or the September 2025 Preferred Shares, to Alpha for consideration of $3.8 million, or the Equity Closing. Each September 2025 Preferred Share is convertible into ordinary shares at a fixed conversion price of $16.016 per share. At the Equity Closing, we also issued 237,263 accompanying ordinary warrants, with an exercise price of $16.8 per share, or the September 2025 Ordinary Warrants, equal to 100% of the ordinary shares underlying the September 2025 Preferred Shares, which are exercisable upon issuance and will expire five years from the initial exercise date.

On December 3, 2025, we closed a subsequent funding with Alpha in the amount of $1,000 thousand, or the First Subsequent Funding, pursuant to which we issued (i) 1,000 preferred shares with a stated value of $1,000 per share, convertible into ordinary shares at a fixed conversion price of $7.826 per share, or the First December 2025 Preferred Shares, and (ii) ordinary warrants to purchase 127,779 ordinary shares at an exercise price of $16.8 per share, or the First December 2025 Ordinary Warrants, equal to 100% of the ordinary shares underlying the First December 2025 Preferred Shares, which are exercisable upon issuance and will expire five years from the initial exercise date.

On December 30, 2025, we closed a second subsequent funding with Alpha in the amount of $1,000 thousand, or the Second Subsequent Funding, pursuant to which we issued (i) 1,000 preferred shares with a stated value of $1,000 per share, convertible into ordinary shares at a fixed conversion price of $4.816 per share, or the Second December 2025 Preferred Shares, and (ii) ordinary warrants to purchase 207,641 ordinary shares at an exercise price of $4.816 per share, or the Second December 2025 Ordinary Warrants, equal to 100% of the ordinary shares underlying the Second December 2025 Preferred Shares, which are exercisable upon issuance and will expire five years from the initial exercise date.

On February 13, 2026, we closed an additional subsequent funding with Alpha in the amount of $1,000 thousand, or the Third Subsequent Funding, pursuant to which we issued (i) 1,000 preferred shares with a stated value of $1,000 per share, convertible into ordinary shares at a fixed conversion price of $2.541 per share, or the February 2026 Preferred Shares, and (ii) ordinary warrants to purchase 343,407 ordinary shares at an exercise price of $2.912 per share, or the February 2026 Ordinary Warrants, which are exercisable upon issuance and will expire five years from the initial exercise date.

On March 11, 2026, we closed an additional subsequent funding with Alpha in the amount of $1,000 thousand, or the Fourth Subsequent Funding, pursuant to which we issued (i) 1,000 preferred shares with a stated value of $1,000 per share, convertible into ordinary shares at a fixed conversion price of $1.222 per share, or the March 2026 Preferred Shares, and (ii) ordinary warrants to purchase 343,407 ordinary shares at an exercise price of $2.912 per share, or the March 2026 Ordinary Warrants, which are exercisable upon issuance and will expire five years from the initial exercise date.

The net proceeds from the Alpha financing described above will be used for general corporate purposes, working capital and execution of our commercial TES projects across Europe, the U.S. and the Middle East.

In addition, as a result of the pricing of the Second Subsequent Funding and the Third Subsequent Funding and in accordance with the anti-dilution adjustment provisions contained in the SPA and in the applicable warrant agreements, certain warrants previously issued to Alpha were adjusted. At the Third Subsequent Funding: the July 2025 Ordinary Warrants were adjusted to reflect an exercise price of $2.912 per share and the number of ordinary shares underlying such warrants was correspondingly adjusted to 453,297; the September 2025 Ordinary Warrants were adjusted to reflect an exercise price of $2.912 per share and the number of ordinary shares underlying such warrants was correspondingly adjusted to 1,368,823; the December 2025 Ordinary Warrants were adjusted to reflect an exercise price of $2.912 per share and the number of ordinary shares underlying such warrants was correspondingly adjusted to 737,187; and, the Second December 2025 Ordinary Warrants were adjusted to reflect an exercise price of $2.912 per share and the number of ordinary shares underlying such warrants was correspondingly adjusted to 343,407. In addition, following the Fourth Subsequent Funding, under the anti-dilution and ratchet adjustment provisions contained in our Amended and Restated Articles of Association, the conversion price of the preferred shares previously issued pursuant to the SPA was adjusted to $1.222.

We have filed registration statements with the SEC to register the resale of the ordinary shares underlying the preferred shares, pre-fended warrants, and ordinary warrants, issued to Alpha pursuant to the July 2025 SPA.

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

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 4.B. — Intellectual Property—Patents”, “Item 5.A. Operating Results—Research and Development, Net” and “Item 5.A. Results of Operations— Comparison of the year ended December 31, 2025, to the year ended December 31, 2024— Research and Development, net.”

D. Trend Information

The trends impacting us are described elsewhere in this Annual Report on Form 20-F, including in “Item 3.D. — Risk Factors”, “Item 4.B. — Business Overview”, “Item 5.A. — Operating Results”, “Item 5.B. —Liquidity and Capital Resources”, and “Item 10.C. —Material Contracts”.

E. Critical Accounting Estimates

Use of Estimates in the Preparation of Financial Statements

Our consolidated financial statements are prepared in conformity with U.S. GAAP, as issued by the Financial Accounting Standards Board. In preparing our consolidated financial statements, we make estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made. Estimates are primarily used for, but not limited to, realization value of inventory, valuation of share-based compensation, useful lives of property, plant and equipment and royalty liabilities. Actual results could differ from those estimates, and such differences may have a material impact on our financial position or results of operations.

Realization value of inventory

In accordance with ASC 330, inventory is stated at the lower of cost and Net Realizable Value (NRV). NRV is defined as the estimated selling price in the ordinary course of business, less reasonably predictable cost of completion, disposal and transportation. NRV is served as a valuation ceiling to ensure that inventory costs with respect to the Company’s contracts with customers (per sale-lease arrangements) and estimated costs to fulfill the contracts, are not overstated on the balance sheet.

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

Royalty Liabilities

Royalty-bearing grants for funding approved research and development projects are recognized at the time we are entitled to such grants, on the basis of the costs incurred, and are presented as a deduction from research and development expenses, except for amounts attributed to royalties that are probable to be paid therefor at time of the grant recognition. Non-royalty-bearing grants for funding approved research and development projects are recognized at the time we are entitled to such grants, on the basis of the costs incurred, and are presented as a deduction from research and development expenses. In the event of failure of a project that was partly financed by such a grant, we would not be obligated to pay any royalties or repay the amounts received. As of December 31, 2025, we have royalty liabilities of $922 thousand.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report on Form 20-F:

Name	Age	Position
Avraham Brenmiller(3)(5)	73	Chief Executive Officer, Chairman of the Board of Directors
Ofir Zimmerman	50	Chief Financial Officer
Doron Brenmiller(7)	42	Chief Business Officer, Director
Nir Brenmiller(6)	46	Deputy CEO, Director
Avi Sasson	51	Chief Operating Officer
Orna Ben Yosef(2)(4)(7)	59	Director
Michael Korner(3)(4)(5)	64	Director
Zvi Joseph(1)(2)(4)(6)	60	Director
Boaz Toshav(1)(2)(4)(5)	49	Director
Harel Gadot(1)(3)(4)(7)	54	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Company’s Strategy Committee

(4)	Independent Director (as defined under Nasdaq Stock Market rules)

(5)	Class I directors shall hold office until the annual general meeting to be held in 2027 and until their successors shall have been elected and qualified.

(6)	Class II directors shall hold office until the annual general meeting to be held in 2028 and until their successors shall have been elected and qualified.

(7)	Class III directors shall hold office until the annual general meeting to be held in 2026 and until their successors shall have been elected and qualified.

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

Doron Brenmiller, Chief Business Officer and Director

Mr. Doron Brenmiller has served as our Chief Business Officer since January 16, 2022 and has been a member of our board of directors since 2012. Previously, Mr. Doron Brenmiller served as our Executive Vice President since 2012. Mr. Doron Brenmiller holds a B.A, in Electrical Engineering from Tel Aviv University in Israel, and an M.B.A from INSEAD Business School in France. Mr. Doron Brenmiller excellence and executive experience, qualifies him to serve as a director.

Nir Brenmiller, Deputy CEO and Director

Mr. Nir Brenmiller has served as our Deputy CEO since July 2012. Mr. Nir Brenmiller also served as Chief Operating Officer from January 16, 2022 until November 2025, and in November 2025, as part of an internal organizational alignment to standardize executive role titles, his title was updated without any change to his responsibilities. Mr. Nir Brenmiller has been a member of our board of directors since 2012. From 2012 until his appointment as Chief Operating Officer, Mr. Nir Brenmiller served as our Executive Vice President. Mr. Nir Brenmiller holds a B.A. in Computer Science from the IDC - Reichman University in Israel, and an M.B.A from The Hebrew University in Jerusalem. Mr. N. Brenmiller technological and executive experience qualifies him to serve as a director.

Avi Sasson, Chief Operating Officer

Mr. Avi Sasson has served as our Chief Operating Officer since November 2025. In November 2025, as part of an internal organizational alignment to standardize executive role titles, his title was updated without any change to his responsibilities. Prior to his current role, Mr. Avi Sasson has served as our Executive Vice President - Operation since January 16, 2022. From 2012 until his appointment as Executive Vice President - Operation, Mr. Avi Sasson served as our Chief Operating Officer. Mr. Sasson holds a B.Sc. in Industrial Engineering and Management from Tel Aviv University.

Orna Ben Yosef, Director

Ms. Ben Yosef has served on our board of directors since November 2025. Ms. Ben Yosef has also served as Chief Financial Officer of Creator of All Ltd since 2024. Since 2022, she has also served as External Director of Inter Industries Plus Ltd. (TASE: ININ) where she chairs the audit, financial statements review, and compensation committees. Ms. Ben Yosef has served as Chief Financial Officer of Therapin Ltd. since 2022 and as an External Director of P.C.B. Technologies Ltd. (TASE: PCBT) since 2017. From 2019 to 2022, she was Corporate Controller at Mendelson Infrastructure and Industries Ltd., where she was responsible for preparation of consolidated IFRS financial statements, budgeting, and public-company reporting. Ms. Ben Yosef holds a Master of Business Administration (M.B.A.) and a Bachelor’s degree in Economics and Accounting from the University of Haifa and is a Certified Public Accountant (Israel).

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

Boaz Toshav, Director

Mr. Toshav has served on our board of directors since June 2025. Mr. Toshav previously served on our board of directors from June 2023 until August 2024. Mr. Toshav has 20 years of experience in investment banking, fixed income and mergers and acquisitions advisory services. He is currently President and Chairman of Rio Ave FC (Primeira Liga), a professional Portuguese football (soccer) club, and he previously served as a senior financial advisor to UK-based Nottingham Forest FC and Greece-based Olympiacos FC. Mr. Toshav also currently serves as the Chief Executive Officer of Umbrella Advisors Ltd., a boutique investment bank and financial advisory firm he founded in 2014. Mr. Toshav has also been a board member of Intelicanna Ltd. (TASE: INTL) and Getruck Ltd. since 2018 and 2021, respectively. Mr. Toshav received a Bachelor of Arts degree in Economics and Business Administration from Tel Aviv University, as well as a Master of Philosophy from Tel Aviv University. Mr. Toshav qualified as a United Kingdom Financial Services Authority certified investment advisor in 2005.

Harel Gadot, Director

Mr. Gadot has served on our board of directors since August 2025. Mr. Gadot has over 25 years of leadership experience in the healthcare sector in the United States, Europe and Israel. He is the founder, Chief Executive Officer, President, and Chairman of Microbot Medical Inc. (Nasdaq: MBOT), which he led through its NASDAQ listing in 2016, and is the founder and Chairman of MEDX Ventures Group and MEDX Xelerator LP, a government-supported medical device incubator in Israel established in partnership with Boston Scientific Corporation and Sheba Medical Center. Mr. Gadot previously founded XACT Robotics in 2013, serving as its Executive Chairman until 2023, and served on the board of ConTIPI Ltd. until its acquisition by Kimberly Clark Corporation. Earlier in his career, he held senior marketing positions at Johnson & Johnson in the United States, France and Israel. Mr. Gadot holds a Bachelor of Science degree from Siena College (USA), a Master of Business Administration from the University of Manchester (UK) and an Executive Degree in Finance from Harvard Business School (USA).

Family Relationships

Mr. Avraham Brenmiller, our Chief Executive Officer, Chairman of the board of directors, is the father of Doron Brenmiller, our Chief Business Officer and director, and Nir Brenmiller, our Deputy CEO and director (see “Item 7.B. —Related Party Transactions” for additional information).

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with controlling shareholders, customers, suppliers, or others pursuant to which any of our executive management or our directors were selected (see “Item 7.B. —Related Party Transactions” for additional information).

B. Compensation

Employment Agreements with Executive Officers

Compensation

The aggregate compensation, including share-based compensation and benefits in kind granted by us to our executive officers and directors for the year ended December 31, 2025 was $2,303 thousand. The following table sets forth information concerning the compensation of our five most highly compensated executive officers for the year ended December 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of dollars, translated at an average exchange rate of 3.43 NIS per U.S. dollar, which was used for salary calculations, for the year ended December 31, 2025.

Name and Principal Position	Salary, Pension, Retirement and Other Similar Benefits (Management)	Share Based Compensation	Total
Avraham Brenmiller
Chief Executive Officer, Chairman of the Board of Directors	$391	$328	$719
Ofir Zimmerman
Chief Financial Officer	$279	$73	$352
Doron Brenmiller
Chief Business Officer, Director	$280	$106	$386
Avi Sasson
Chief Operating Officer	$254	$39	$293
Nir Brenmiller
Deputy CEO, Director	$280	$119	$399

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

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with the Company. In addition, On September 25, 2025, following the recommendation of our compensation committee, and the approval of the board of directors, our shareholders approved the adoption of a new compensation policy for our officers and directors.

Our directors collectively earned approximately $154 thousand out of which direct service cost paid was approximately $141 thousand and share based compensation of approximately $13 thousand for their services as directors in the year ended December 31, 2025.

Compensation policy for the Company’s officers and directors

Pursuant to the approval of an annual and special general meeting of the Company’s shareholders held on September 25, 2025, and as recommended by the board of directors and compensation committee, the Company adopted a new compensation policy, including the following changes to their previous compensation policy:

●	To increase the permitted discount used when exchanging basic salary with equity-based compensation from up to 15% to up to 50%, and to expand the permitted equity instruments used for such exchange to include options to purchase Ordinary Shares (in addition to RS and RSUs).

●	To remove the requirement that an office holder not be a controlling shareholder in connection with approval of a one-time bonus for the CEO.

●	To remove the restriction providing that any office holder who is a controlling shareholder and/or a relative of a controlling shareholder will not be entitled to long-term compensation.

●	To broaden the acceleration mechanism by permitting the Board to allow immediate acceleration not only upon closing of a transaction, but also upon any other event, including termination of employment and change of control.

●	To change the minimum exercise price requirement for equity-based compensation awards (where applicable) from “not less than the average share price over the last 30 trading days prior to the grant date” to a fixed minimum floor of $0.01 (with the exercise price otherwise determined by the compensation committee and the Board).

●	To expand the “exchange accrued and unpaid cash salary for equity-based compensation” provision by adding options.

●	To clarify that the prohibition on receiving directors’ compensation in addition to office holder compensation applies only to directors who also serve as office holders on a full-time (100%) basis (instead of applying more generally to any director who also serves as an office holder).

●	To allow an annual equity-based plan to purchase Ordinary Shares by non-executive directors under the plan, with the approval of the compensation committee and the board of directors, such that each year, at a date determined by the board, non-executive directors who are members of the board at the determined time shall be entitled to a certain amount of options or RSUs to be vested into ordinary shares, subject to annual maximum values of $40,000 per non-executive director who is not a committee member and $50,000 per non-executive director who is also a committee member (with vesting over four quarters). For new non-executive directors joining the board outside of the normal annual general meeting cycle, annual equity awards will be pro-rated to reflect the remaining period in the annual cycle until the next planned award date, and such pro-rated RSUs or options will be subject to the same vesting schedule. If a non-executive director ceases any of his or her duties as mentioned in the proposed policy, the unvested RSUs or options granted for such duty will expire immediately, and in case of options, all vested options shall be exercisable for a period of up to five years from date of grant. At the request of each non-executive director, the compensation committee and the board will have full discretion to determine the combination of cash and equity-based compensation for each non-executive director each year, determined proportionally, provided that in any case the cash compensation will not exceed the maximum amount allowed under the applicable regulations promulgated under the Companies Law.

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

C. Board Practices

Introduction

Our board of directors presently consists of eight members, as required under the Companies Law. We believe that Orna Ben Yosef, Michael Korner, Zvi Joseph, Boaz Toshav, and Harel Gadot are “independent” for purposes of the Nasdaq Stock Market rules.

Under the Company’s amended and restated articles of association, the board of directors is to consist of not less than three (3) and not more than nine (9) directors, including external directors (if applicable).

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

Our amended and restated articles of association provide for a split of the board of directors into three classes with staggered three-year terms (excluding external directors, if applicable). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. The director whom is to be retired and re-elected shall be the director that served the longest period since its appointment or last re-election or, if more than one director served the longest time, or if a director who is not to be re-elected agrees to be re-elected, the meeting of the board of directors which sets the date and agenda for the annual general meeting (acting by a simple majority) will decide which of such directors will be brought for re-election at the relevant general meeting.

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

Further however, under exemptions applicable for Israeli companies whose shares are listed on stock exchanges outside of Israel, generally referred to as the Exemptions Regulations, one or more shareholders, may request its company’s board of directors to include an appointment of a candidate for a position on the board of directors or the termination of a board member as an item on the agenda of a future general meeting, provided that the shareholder hold at least five percent of the voting rights of the company, instead of the one percent required in the past. The decision whether to include the suggested item on the agenda is subject to the Company’s discretion, under the provisions of the Companies Law.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of the Company who are required to have accounting and financial expertise is three. Accordingly, we have determined that Mr. Zvi Joseph, Ms. Orna Ben Yosef, Mr. Doron Brenmiller, Mr. Miki Korner, Mr. Nir Brenmiller, Mr. Harel Gadot, and Mr. Boaz Toshav have accounting and financial expertise.

The board of directors must elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for periods not exceeding three years each, that the chairman or his relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, our Chief Executive Officer also serves as our Chairman of the Board of Directors, and as such requires a shareholder approval by a special majority, which was most recently given on September 25, 2025, for a period of three (3) years as of the date of shareholder approval.

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

However, under the Exemption Regulations, Israeli companies whose shares are traded on stock exchanges, such as The Nasdaq Capital Market and that do not have a controlling shareholder (as defined in the Exemption Regulations) and which comply with the requirements of the jurisdiction where the company’s shares are traded with respect to the appointment of independent directors and the composition of an audit committee and compensation committee, may elect not to follow the Companies Law requirements with respect to the composition of its audit committee and compensation committee and the appointment of external directors. As we do not have a controlling shareholder, and we comply with the requirements of the Nasdaq Stock Market with respect to the composition of our board and such committees, we therefore choose to follow such exemption from the Companies Law requirements with respect thereto, including the appointment of external directors.

Pursuant to regulations under the Companies Law, the board of directors of a company such as us is not required to have external directors if: (i) the company does not have a controlling shareholder (as such term is defined in the Companies Law); (ii) a majority of the directors serving on the board of directors are “independent,” as defined under Nasdaq Rule 5605(a)(2); and (iii) the company follows Nasdaq Rule 5605(e)(1), which requires that the nomination of directors be made, or recommended to the board of directors, by a nominating committee of the board of directors consisting solely of independent directors, or by a majority of independent directors. The Company meets all these requirements and adopted the corporate governance exemption set forth above.

Independent Directors Under the Companies Law

An “independent director” under the Companies Law is either an external director or a director who meets the same non-affiliation criteria as an external director (except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications), as determined by the audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

The Exemptions Regulations provide that a director of a public company whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, who qualifies as an independent director under the relevant non-Israeli rules and who meets certain non-affiliation criteria, which are less stringent than those applicable to independent directors as set forth above, would be deemed an “independent” director pursuant to the Companies Law provided: (i) he or she has not served as a director for more than nine consecutive years; (ii) he or she has been approved as such by the audit committee; and (iii) his or her remuneration shall be in accordance with the Companies Law and the regulations promulgated thereunder. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. The Company meets such conditions and therefore uses the above exemptions.

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

In addition, a majority of the members of the audit committee of a publicly traded company must be independent directors under the Companies Law. However, under the Exemptions Regulations, a company with no controlling shareholder may be exempted from certain obligations mentioned above.

Our audit committee is comprised of Ms. Orna Ben Yosef, Mr. Zvi Joseph, and Mr. Boaz Toshav.

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

As noted above, the members of our audit committee currently include Ms. Orna Ben Yosef, Mr. Zvi Joseph and Mr. Boaz Toshav, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Ms. Orna Ben Yosef serves as the Chairperson of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to (i) who may not be a member of the committee; and (ii) who may not be present during committee deliberations as described above. However, under the Exemptions Regulations, a company with no controlling shareholder might be exempted from certain obligations mentioned above.

Our compensation committee consists of Mr. Harel Gadot, Mr. Zvi Joseph and Mr. Boaz Toshav. The Chairperson of our compensation committee is Mr. Zvi Joseph. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association, on all aspects referring to its independence, authorities, and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

Our compensation committee is responsible for, among other things:

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

The equity-based compensation under our compensation policy for our executive officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based compensation such as RSUs or RS in accordance with our equity plan then in place. Share options, restricted shares, or restricted share units granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, enables our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allows us to exempt, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

Our compensation policy also provides compensation to the members of our board of directors as follows: (i) an annual compensation and participation compensation which will be determined in accordance with the provisions of the Companies Regulations (Rules Regarding Renumeration and Expenses for an External Director), 2000, and the Exemptions Regulations (as defined above), as may be amended from time to time and according to the Company’s rank; (ii) compensation for travel and parking expenses; and (iii) equity-based compensation, including external directors and independent directors, all in accordance with our compensation policy and applicable law. According to our compensation policy, directors who also serve as officeholders will not receive directors’ compensation in addition to their compensation for their duty as officeholders.

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

Indemnification

The Companies Law and the Israeli Securities Law provide that a company may indemnify an officeholder against the following liabilities and expenses incurred for acts performed by him or her as an officeholder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an officeholder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the officeholder (i) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (a) no indictment was filed against such officeholder as a result of such investigation or proceeding; and (b) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (ii) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the officeholder or imposed on him or her by a court: (i) in proceedings that the company institutes, or that are instituted on the company’s behalf, or by another person, against him or her; (ii) in criminal proceedings of which he or she was acquitted; or (iii) as a result of a conviction for a crime that does not require proof of criminal intent;

●	expenses incurred by an officeholder in connection with an Administrative Procedure under the Israeli Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees or payment required to be made to an injured party, pursuant to certain provisions of the Israeli Securities Law. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Israeli Securities Law; and

●	any other liability or expense for which it is permitted and/or will be permitted to indemnify an officeholder.

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

Exemption

Under the Companies Law, an Israeli company may not exempt an officeholder from liability for a breach of his or her duty of loyalty but may exempt in advance an officeholder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exemption is included in its articles of association. Our amended and restated articles of association provide that we may exempt, in whole or in part, any officeholder from liability to us for damages caused to the company as a result of a breach of his or her duty of care. Subject to the aforesaid limitations and to the limitations under the indemnification agreements, we exempt and release our officeholders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Indemnification and exemption were granted to each of our officeholders and were approved for any future officeholders.

Limitations

The Companies Law provides that we may not exempt or indemnify an officeholder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the officeholder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exemption) the officeholder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the officeholder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) an act committed with the intention of making a personal profit unlawfully; or (4) any fine, monetary sanction, penalty or forfeit levied against the officeholder.

Under the Companies Law, exemption, indemnification and insurance of officeholders in a public company must be approved by the compensation committee (and, with respect to directors and the chief executive officer, by the shareholders).

Our amended and restated articles of association permit us to exempt (subject to the aforesaid limitation), indemnify and insure our officeholders to the fullest extent permitted or to be permitted by the Companies Law.

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

 However, according to the Exemptions Regulations, by signing and submitting a proxy card, a shareholder declares and approves that he has no personal interest in the approval of any of the items on a general meeting agenda that requires such declaration under the Companies Law, with the exception of a personal interest that the shareholder positively informed the Company about.

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

On September 25, 2025, the general meeting of our shareholders approved several compensation-related items, including: (i) the renewal of the Company’s compensation policy; (ii) an update to the terms of compensation of Mr. Avraham Brenmiller, CEO and Chairman of the Board of Directors of the Company; (iii) an update to the terms of compensation of Mr. Nir Brenmiller, Chief Operating Officer and Director, and of Mr. Doron Brenmiller, Chief Business Officer and Director; and (iv) an equity-based grant for Mr. Avraham Brenmiller, CEO and Chairman of the Board of Directors of the Company; and (v) an equity-based grant for Mr. Nir Brenmiller, Chief Operating Officer and Director, and for Mr. Doron Brenmiller, Chief Business Officer and Director.

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

The following table presents certain option grant information concerning the distribution of options (granted under the Plan) among directors and employees of the Company as of December 31, 2025:

	Options Outstanding	Unvested Options
Directors and Senior Management:
Avraham Brenmiller	75,073	57,851
Nir Brenmiller	38,196	27,711
Doron Brenmiller	35,770	27,711
Avi Sasson	11,254	6,927
Ofir Zimmerman	18,233	6,927
Nava Swersky Sofer(1)	-	-
Chen Franco-Yehuda(2)	-	-
Boaz Toshav	-	-
Michael Korner	857	571
Zvi Joseph	857	571
Orna Ben-Yosef	-	-
All Other Grantees	21,321	13,854

(1)	On June 16, 2025, Mrs. Swersky Sofer resigned from our board of directors. The options held by Mrs. Swersky Sofer were forfeited.

(2)	On August 25, 2025, Mrs. Franco-Yehuda resigned from our board of directors. The options held by Mrs. Franco-Yehuda were forfeited.

The following table presents the distribution of RS (granted under the Plan) among directors and employees of the Company as of December 31, 2025:

RS Outstanding
Directors and Senior Management:
Avi Sasson	1,240
Ofir Zimmerman	1,437
All Other Grantees	11,940

In January 2025, the board of directors approved the grant of share-based payments as follows:

With respect to 2024 remuneration scheme to officers of the Company: share options with a value of $163 thousand and RS with a value of $137 thousand, that were presented in the December 31, 2024 balance sheet as a liability (the number of options and RS granted were determined post balance sheet date upon approval by the compensation committee, as follows: 2,081 share options and 1,737 RS);

Under the 2025 preservation of employees’ plan: 412 share options with the value of $32 thousand and 4,954 RS with a value of $390 thousand, that will be recognized as an expense in 2025.

Amendment of the plan

Subject to applicable law, our board of directors may amend the plan, provided that any action by our board of directors which will alter or impair the rights or obligations of an option holder requires the prior consent of that option holder.

D. Employees

As of December 31, 2023, we had 50 full-time employees and 2 part-time employees. As of December 31, 2024, we had 52 full-time employees and 3 part-time employees. As of December 31, 2025, we have 43 full-time employees and 3 part-time employees. As of December 31, 2025, all of these employees are located in Israel. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel.

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

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality. With respect to our employees, the enforceability of such provisions is limited by Israeli law.

E. Share Ownership

See “Item 7.A. — Major Shareholders” below.

F. Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 23, 2026 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary shares issuable under share options or warrants that are exercisable within 60 days after March 23, 2026, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

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

	No. of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Alpha Capital Anstalt(1)	257,475	9.99%
Directors and senior management who are not 5% holders:
Avraham Brenmiller(2)*	22,973	0.88%
Doron Brenmiller (3)*		**	%
Nir Brenmiller (4)*		**	%
Ofir Zimmerman (5)*		**	%
Avi Sasson(6)		**	%
Michael Korner(7)*		**	%
Zvi Joseph(8)*		**	%
Orna Ben Yosef*
Harel Gadot*
Boaz Toshav*
All directors and senior management as a group (11 persons)		2.33%

(1)

Based on: (i) 96,129 Ordinary Shares issued and outstanding; (ii) 3,589,528 Ordinary Shares issuable upon the exercise of warrants exercisable within 60 days of March 23, 2026, which contain a beneficial ownership limitation of 9.99%; and (iii) 2,632,570 Ordinary Shares issuable upon the conversion of Preferred Shares convertible within 60 days of March 23, 2026, which contain a beneficial ownership limitation of 9.99%. The address for Alpha Capital Anstalt is Altenbach 8, 9490 Vaduz, Lichtenstein. Nicola Feuerstein and Konrad Ackerman, Directors of Alpha Capital Anstalt, holds voting and dispositive power over the securities held by Alpha Capital Anstalt. Based on information provided by Alpha Capital Anstalt on March 13, 2026.

(2)

Includes 3,908 Ordinary Shares issued and outstanding and 19,065 Ordinary Shares issuable upon the exercise of warrants and options exercisable within 60 days of March 23, 2026, and does not include 57,851 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 23, 2026. Mr. A. Brenmiller alone has the voting and dispositive power over such Ordinary Shares and mailing address is 19 Habosem St., Ramat Hasharon, Israel 4704048.

(3)

Includes 8,059 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of March 23, 2026, and does not include 27,711 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 23, 2026. Mr. Doron Brenmiller alone has the voting and dispositive power over such Ordinary Shares and mailing address is Pichman 11/11, Tel Aviv, Israel, 6902711.

(4)	Includes 10,485 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of March 23, 2026, and does not include 27,711 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 23, 2026. Mr. Nir Brenmiller alone has the voting and dispositive power over such Ordinary Shares and mailing address is 13 Igal Mosinson St., Tel Aviv, Israel.

(5)	Includes 1,437 Ordinary Shares issued and outstanding and 11,306 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of March 23, 2026 and does not include 6,927 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 23, 2026. Mr. Zimmerman alone has the voting and dispositive power over such Ordinary Shares and mailing address is 5 Ben-Hur St., Petach Tikva, Israel.

(6)	Includes 1,242 Ordinary Shares issued and outstanding and 4,327 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of March 23, 2026 and does not include 6,927 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 23, 2026. Mr. Sasson alone has the voting and dispositive power over such Ordinary Shares and mailing address is David Elazar St. 59, Modi’in Makabim-Re’ut, Israel.

(7)	Includes 286 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of March 23, 2026, and does not include 571 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 23, 2026.

(8)	Includes 286 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of March 23, 2026, and does not include 571 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of March 23, 2026.

*	Indicates director of the Company.

**	Less than 1%.

Changes in Percentage Ownership by Major Shareholders

On June 12, 2023, we entered into a definitive securities purchase agreement with Snowdrop Holding SA for the issuance and sale in a private placement offering of 7,108 units, each unit consisting of one Ordinary Share and one non-tradeable warrant to purchase one Ordinary Share at a price per unit of $350, for aggregate gross proceeds of approximately $2.5 million. The warrants have an exercise price of $420 per warrant and may be exercised beginning on June 12, 2024, until June 12, 2029. The offering closed on June 15, 2023. As of December 31, 2025, Snowdrop Holding SA beneficially owned 6,823 Ordinary Shares issued and outstanding and 8,951 Ordinary Shares issuable upon the exercise of warrants exercisable, with 1.05% beneficial ownership.

On August 4, 2024, we entered into a definitive securities purchase agreement with Alpha, for a private placement of 28,571 Ordinary Shares at a price of $36.75 per share, or the August 2024 Private Placement.

Between July 2025 and March 2026, we completed a series of equity financings with Alpha, pursuant to which we issued pre-funded warrants and warrants for total gross proceeds of 1.395 million and preferred shares, each with a stated value of $1,000 per share, for total gross proceeds of $7.8 million. The preferred shares are convertible into our ordinary shares at fixed conversion prices. In connection with each closing, we also issued accompanying ordinary warrants, exercisable upon issuance and with a five-year term. The issuances described above, together with the related anti-dilution adjustments, resulted in changes to Alpha’s beneficial ownership of our ordinary shares. A more detailed description of the Alpha Financings and related adjustments is included under “Item 5.B. Liquidity and Capital Resources” in this Annual Report on Form 20-F. As a result of the Alpha financing described above, as of March 25, 2026, Alpha beneficially owns 9.99% of our issued and outstanding share capital. See, “Item 5.B Operating and Financial Review and Prospects — Liquidity and Capital Resources- Current Outlook” for more information.

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

On June 25, 2025, a Schedule 13G was filed by A.Y.L. Sela (1991) Ltd. and Itzhak Sela reporting beneficial ownership of 13,157 ordinary shares, representing approximately 4.1 % of the issued and outstanding ordinary shares based on 317,552 shares outstanding, and Itzhak Sela beneficially owned 27,513 ordinary shares, representing approximately 8.7% of the issued and outstanding ordinary shares. As of December 2025, due to the issuance of Ordinary Shares during 2025, Mr. Itzhak Sela has ceased to be a beneficial owner of more than 5% of our issued and outstanding share capital.

Based on a Schedule 13D/A filed with the SEC on October 21 2025, which reflects holdings as of August 31, 2025, Avraham Brenmiller has ceased to be a beneficial owner of more than 5% of our issued and outstanding share capital.

Record Holders

Based on a review of information provided to us by our transfer agent, as of March 25, 2026, there were 26 holders of record of our Ordinary Shares in the United States, Cede & Co., the nominee of the Depositary Trust Company. The shares held of record by Cede & Co. includes beneficial owners whose shares are held in street name by brokers and other nominees.

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

Securities Purchase Agreement

On November 29, 2022, we entered into a definitive securities purchase agreements with certain investors, including Mr. Avraham Brenmiller, Chief Executive Officer and the Chairman of our board of directors in connection with the 2022 Private Placement. Pursuant to the securities purchase agreement we entered into with Mr. Avraham Brenmiller, we sold 1,843 units consisting of 1,843 Ordinary Shares of the Company and 1,843 associated warrants to Mr. Avraham Brenmiller at a price of NIS 1,865.5 (approximately $542.6) per unit, based on an exchange rate of NIS/USD 3.438 published on November 28, 2022 (the exchange rate on the day prior to the signing of the 2022 Private Placement), for a total consideration of $1,000 thousand. The warrants have exercise price of $583.1 per share and are exercisable until January 31, 2028.

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

Options and Restricted Shares

Since our inception, we have granted options to purchase our Ordinary Shares to our officers and certain of our directors who are also officers of the Company. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions, as defined in our stock option plan or the stated compensation policy, as the case may be. Pursuant to the approval of an extraordinary meeting of the Company’s shareholders held on January 24, 2023, and as recommended by the board of directors and compensation committee, the Company adopted an amendment to the Company’s compensation policy. The amendment presents the following changes:

i.	To allow the compensation committee and the board of directors to exchange basic salary with equity-based compensation, either in whole or in part, by issuing RS or RSU which will be vested immediately or on an annual basis. In such case, the calculation of the RS and RSU value in comparison to the basic salary will include a discount of up to 15%.

ii.	To allow the compensation committee and the board of directors to exchange accrued and unpaid cash salary to office holders, including shareholders and /or relative of controlling shareholders, with RSU or any other equity-based compensation in accordance with the Company’s option plan (as defined in the current compensation policy) with the following minimum terms: vesting period of no less than one month, share price that will be calculated according to the average of Company’s market share price in the last 5-30 days (at the Boards’ discretion), with a discount of up to 15%.

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

Dividends

We have never declared or paid any cash dividends on our Ordinary Shares or preferred shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

Pursuant to the terms of our outstanding preferred shares, the holders thereof are entitled to certain dividend rights. In addition to participating in dividends paid on our Ordinary Shares on an as-if-converted-to-Ordinary Share basis and in the same form as such dividends, when, as and if declared, the Preferred Shares accrue dividends at an annual rate of 8% of the stated value of such preferred shares from the date of issuance, or Preferred Dividend. Subject to applicable law, including Sections 302-303 of the Companies Law, we are required, within 30 days after receipt of its audited financial statements for the previous fiscal year, to take the necessary corporate action to declare and pay all accrued and unpaid Preferred Dividends through the end of such fiscal year, to the extent such dividends may be declared and paid in accordance with the Companies Law and any applicable exemptions thereunder. We may not declare or pay any other dividend until all accrued Preferred Dividends have been paid in full.

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

However, under the Exemptions Regulations, an Israeli company whose shares are listed outside of Israel, is permitted to perform distribution in a way of repurchasing its own shares, even if the Earnings Criteria is not met, without the need for court’s approval. The exemption is subject to certain conditions, including, among others: (i) The distribution meets the Solvency Criteria; and (ii) no rejection was filed by any of the company’s creditors to the court. If any creditor objects to the distribution, the company will be required to obtain the court’s approval for the distribution.

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

C. Material Contracts.

We have not entered into any material contract within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, “Item 6.C Board Practices - Indemnification,” “Item 6.E Share Ownership - Equity Incentive Plan,” “Item 7.A. Major Shareholders,” or “Item 7.B. Related Party Transactions,” above, or as otherwise described below:

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

The know-how developed within the framework of the IIA plan may not be transferred to parties outside Israel without the prior approval of a governmental committee charted under the Research Law. The approval, however, is not required for the export of any products developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to a party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration, or the Basic Account. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate IIA grants received by the company and the company’s aggregate research & development expenses, multiplied by the transaction consideration. The maximum amount payable to the IIA in case of transfer of know-how outside Israel shall not exceed six times the value of the grants received plus interest minus the royalties paid, with a possibility to reduce such payment to up to three times the value of the grants received plus interest if it is demonstrated, to the satisfaction of the IIA, that the recipient of the know-how will keep at least 75% of the research& development activity in Israel for a period of three years after payment to the IIA and retain at least 75% of the research and development employees who were at the Company at least 6 months before the know-how was transferred, subject to additional conditions specified in the regulations.

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

The Research Law defines an “interested party” as a non-Israeli citizen or resident who holds 5% or more of the shares or voting rights of the Company. Section 47B of the Research Law empowers the IIA to impose financial sanctions on the Company for failure to provide the required prior notification if such notification is not filed within 45 days following the Company’s receipt of a written notice from the IIA of the Company’s failure to provide such notification or for the Company’s failure to provide the IIA with any requested information. Such financial sanctions range from NIS 6,000 (approximately $1,880) for the Company’s failure to provide the required notice of an investor becoming an “interested party” and NIS 24,000 (approximately $7,525) for the Company’s failure to provide the IIA with such requested information. While persons becoming interested parties are also required to provide prior notice to the IIA, the Research Law does not contain provisions empowering the IIA to impose sanctions or other penalties on persons who fail to provide the required notification to the IIA. Other than providing the required notification prior to becoming an “interested party”, such persons do not have any ongoing obligations under the Research Law and are not required to provide the Company with any citizenship or residency information in connection with the IIA notification. Therefore, we believe that no direct material risk exists to investors from non-compliance with the notification obligations under the Research Law.

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

We are an Israeli company and are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and until March 18, 2026, our officers and directors, are exempt, and our principal shareholders will continue to be exempt, from the reporting provisions contained in Section 16 of the Exchange Act. Further, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Foreign Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in currency exchange rates between the NIS and the dollar or euro. A certain portion of our liquid assets are held in dollars, and the vast majority of our expenses are denominated in NIS. For instance, during the year ended December 31, 2025, approximately 72% of our expenses were denominated in NIS. A change of 5% and 10% in the exchange rate of the NIS to the dollar and euro would change our operating expenses for the year ended December 31, 2025 by approximately 1% and 3%, respectively. However, these historical figures may not be indicative of future exposure. Currently, we do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025, at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for Emerging Growth Companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee is comprised of Ms. Orna Ben Yosef, Mr. Zvi Joseph and Mr. Boaz Toshav, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Ms. Orna Ben Yosef serves as the Chairperson of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2025 and 2024.

The following table provides information regarding fees paid by us to Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, including audit services, for the years ended December 31, 2025 and 2024.

	Year Ended December 31,
	2025	2024

Audit fees (1)	$124,000	$143,499
Audit-related fees (2)	77,500	84,000
Tax fees(3)	1,473	1,688
All other fees	-	-

Total	$202,973	$229,187

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and review of our interim financial statements.

(2)	Includes professional services rendered in connection with the fees relating to our private placements. All of the services provided were approved by our board of directors. Pursuant to the regulations promulgated under the Israeli Companies Law, pre-approval of audit fees is only mandatory for a public company.

(3)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited consolidated financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. As permitted under the Companies Law, our amended and restated articles of association provide that a quorum of two (2) or more shareholders, in person or by proxy, holding at least 25% of the voting rights, is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy. If the original meeting was convened upon requisition under Section 63 of the Companies Law, one or more Shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, shall constitute a quorum.

●	Nomination of our directors. With the exception of directors elected by our board of directors and external directors, our directors are elected by an annual or special meeting of our shareholders (i) to hold office until the next annual meeting following his or her election or (ii) for three-year term, as described above under “Management-Board Practices-External Directors.” The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Stock Market rules.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law. See “Item 6.C — Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules. See “Item 6.C —Board Practices -Approval of Related Party Transactions under Israeli Law” for additional information.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

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

While we have achieved ISO 27001 certification and aligned our information security management system with ISO 27002 standards, cybersecurity and information systems remain subject to evolving threats and operational risks. Our internal computer systems, as well as those of third parties on which we rely, are designed to safeguard data integrity, confidentiality and availability; however, they operate in environments that are exposed to risks such as malware, system failures, natural disasters, telecommunications disruptions and unauthorized access attempts, including insider misuse. We have also begun implementing the ISO 42001 artificial intelligence governance framework to formalize oversight of artificial intelligence systems and related risks. Implementation of ISO 42001 is ongoing and forms part of our broader continuous improvement program. Our cybersecurity governance framework includes monitoring emerging threat vectors, reviewing incident response preparedness, and updating technical and administrative safeguards as new risks and technologies develop. We recognize that threat techniques evolve frequently, and our program is structured to adapt through periodic reassessment, third-party evaluations and board-level oversight.

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

In addition to its oversight of information security aligned with ISO 27001 and ISO 27002 standards, the board is informed of our ongoing implementation of the ISO 42001 artificial intelligence governance framework, which is designed to enhance oversight of artificial intelligence systems and associated risks. Management periodically updates the board on the status of ISO 42001 implementation, artificial intelligence-related risk monitoring, and the integration of AI governance controls into our broader cybersecurity and enterprise risk management framework. The board’s oversight includes review of evolving regulatory expectations, including SEC cybersecurity disclosure requirements and applicable data protection laws, and consideration of how emerging technologies and threat vectors may affect our control environment.

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

We have implemented a comprehensive Incident Response Plan, or IRP, and Incident Response Management Procedure, ensuring compliance with ISO 27001:2022, NIST standards, and SEC disclosure requirements. The Incident Response Team, or IRT, led by senior management, oversees cybersecurity incidents, mitigation efforts, and business continuity. The Incident Management Team, or IMT, is responsible for overseeing the response process, including containment, coordination, and resolution. Key personnel include the Information Technology Officer, Chief Operations Officer, our legal counsel, and VP QA/RA as the Incident Response Manager. Our IT and Security Teams is responsible for implementing technical controls for containment and eradication, our legal and compliance team ensures that incidents are reported in accordance with applicable law and regulations, and the communications/IR team would manage public and internal communications regarding the incident. We perform automated monitoring, a 24/7 reporting system, and structured escalation based on severity. Upon detection, incidents are contained, investigated, and reported as required, with secure forensic evidence collection. Post-incident reviews ensure continuous improvement, with quarterly testing and annual updates to address emerging threats. This structured approach ensures effective risk mitigation, regulatory compliance, and operational resilience. Our board of directors is currently the highest supervisory authority on this matter, and we are considering delegating some of these supervisory authorities to our audit committee in the future.

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

ITEM 19. EXHIBITS.

Exhibit Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Brenmiller Energy Ltd., as amended on September 25, 2025. (incorporated herein by reference to Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-41402) filed with the SEC on September 29, 2025)
2.1*	Description of Securities
4.1+	English translation of Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-264398) filed with the SEC on April 21, 2022).
4.2+	Brenmiller Energy Ltd. Stock Option Plan as amended on January 4, 2023 (incorporated herein by reference to our Registration Statement on Form S-8 (File No. 333-272266) filed with the SEC on May 30, 2023).
4.3+	Compensation Policy for Company’s Office Holders, dated September 25, 2025 (incorporated herein by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-41402) filed with the SEC on September 25, 2025.
4.4	Finance Agreement, dated March 31, 2021, by and between The European Investment Bank and Brenmiller Energy Ltd. (incorporated herein by reference to Exhibit 10.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-14402) filed with the SEC on November 23, 2022).
4.5	Amendment No. 1 to the Finance Agreement, dated November 25, 2021, by and between The European Investment Bank and Brenmiller Energy Ltd (incorporated herein by reference to Exhibit 10.2 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-14402) filed with the SEC on November 23, 2022).
4.6	Amendment No. 2 to the Finance Agreement, dated July 14, 2022, by and between The European Investment Bank and Brenmiller Energy Ltd. (incorporated herein by reference to Exhibit 10.3 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-14402) filed with the SEC on November 23, 2022).
4.7	Amendment No. 5 to the Finance Agreement, dated July 8, 2024, by and between The European Investment Bank and Brenmiller Energy Ltd. (incorporated herein by reference to Exhibit 10.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-41402) filed with the SEC on July 15, 2024.
4.8	Amendment No. 7 to the Finance Agreement, dated November 27, 2024, by and between The European Investment Bank and Brenmiller Energy Ltd. (incorporated herein by reference to Exhibit 10.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-41402) filed with the SEC on December 4, 2024).
4.9	Sales Agreement by and between Brenmiller Energy Ltd., and A.G.P./Alliance Global Partners, dated June 9, 2023 (incorporated herein by reference to Exhibit 10.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-41402) filed with the SEC on June 9, 2023).
4.10	Warrant Amendment No. 1, between Brenmiller Energy Ltd. and Armistice Capital Master Fund Ltd., dated June 6, 2024 (incorporated herein by reference to Exhibit 4.16 to our Annual Report on Form 20-F (File No. 001-41402) filed with the SEC on March 4, 2025).

4.11	Form of Series B Warrant (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1/A (File No. 333-286789) filed with the SEC on May 1, 2025).
4.12	Form of Series C Warrant (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1/A (File No. 333-286789) filed with the SEC on May 1, 2025).
4.13	Placement Agency Agreement, dated as of May 12, 2025, between the Company and A.G.P./Alliance Global Partners (incorporated herein by reference to Exhibit 10.2 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-41402) filed with the SEC on May 14, 2025).
4.14	Form of Warrant (incorporated herein by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-41402) filed with the SEC on July 29, 2025).
4.15	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 4.2 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-41402) filed with the SEC on July 29, 2025).
4.16	Form of Securities Purchase Agreement, dated as of July 25, 2025, between the Company and the purchaser named in the signature page thereto (incorporated herein by reference to Exhibit 10.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-41402) filed with the SEC on July 29, 2025).
4.17	Pre-Funded Warrants Registration Rights Agreement, dated as of July 25, 2025, between the Company and the purchaser named in the signature page thereto (incorporated herein by reference to Exhibit 10.2 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-41402) filed with the SEC on July 29, 2025).
4.18	Equity Closing Registration Rights Agreement, dated as of July 25, 2025, between the Company and the purchaser named in the signature page thereto (incorporated herein by reference to Exhibit 10.3 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-41402) filed with the SEC on July 29, 2025).
8.1*	List of Subsidiaries.
11.1*	Insider Trading Policy.
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1%	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350.
13.2%	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350.
15*	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited independent registered public account firm.
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to our Annual Report on Form 20-F (File No. 001-41402) filed with the SEC on March 18, 2024).
101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2025, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance sheets as of December 31, 2025, December 31, 2024 and December 31, 2023; (ii) Consolidated Statements of Comprehensive Loss as of December 31, 2025, December 31, 2024 and December 31, 2023; (iii) Consolidated Statement of Changes in Shareholders’ Equity as of December 31, 2025, December 31, 2024 and December 31, 2023; (iv) Consolidated Statements of Cash Flows as of December 31, 2025, December 31, 2024 and December 31, 2023; and (v) Notes to the consolidated financial statements.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
%	Furnished herewith.
+	Management contract or compensatory plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

Brenmiller Energy Ltd.

Date: March 25, 2026	By:	/s/ Avraham Brenmiller
Avraham Brenmiller
Chief Executive Officer

Brenmiller Energy Ltd.

2025 Consolidated Financial Statements

___________________

_________________________________

___________________

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Brenmiller Energy Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Brenmiller Energy Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

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
March 25, 2026

We have served as the Company’s auditor since 2017.

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Brenmiller Energy Ltd.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for number of shares and par value)

		December 31
	Note	2025	2024

Assets
CURRENT ASSETS:
Cash and cash equivalents	3	$4,909	$4,101
Restricted deposits		36	29
Prepaid expenses and other receivables	4	436	604
Inventory	5	1,581	1,568
TOTAL CURRENT ASSETS		6,962	6,302

NON-CURRENT ASSETS:
Restricted deposits	8	98	86
Operating lease right-of-use assets, net	8	901	560
Property, plant and equipment, net	7	4,357	4,892
Investment in joint venture	6	177	74
TOTAL NON-CURRENT ASSETS		5,533	5,612

TOTAL ASSETS		$12,495	$11,914

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED BALANCE SHEETS (Cont.)

(U.S. dollars in thousands, except for number of shares and par value)

		December 31
	Note	2025	2024
Liabilities and Shareholders’ Equity

CURRENT LIABILITIES:
Trade payables		$133	$276
Deferred revenue		667	387
Other payables	13A	2,358	1,632
Current maturities of European Investment Bank (“EIB”) Loan	10	1,524	-
Current maturities of operating lease liabilities	8	542	501
TOTAL CURRENT LIABILITIES		5,224	2,796

NON-CURRENT LIABILITIES:
European Investment Bank (“EIB”) Loan	10	3,395	4,303
Share based payment liability		-	300
Warrants’ liability		-	10
Operating lease liabilities	8	382	19
TOTAL NON-CURRENT LIABILITIES		3,777	4,632

COMMITMENTS	12

TOTAL LIABILITIES		9,001	7,428

SHAREHOLDERS’ EQUITY:	11
Ordinary Shares, no par value - Authorized 150,000,000 and 15,000,000 as of December 31, 2025 and December 31, 2024, respectively ; Issued and outstanding 715,852 and 231,280 as of December 31, 2025 December 31, 2024, respectively*		124	124
Preferred Shares, no-par value - Authorized 25,000 and 0 as of December 31, 2025 and December 31, 2024, respectively; Issued and outstanding 5,008 and 0 as of December 31, 2025 and December 31, 2024, respectively		-	-
Additional paid in capital		121,528	108,615
Foreign currency cumulative translation reserve		(2,053)	(2,053)
Accumulated deficit		(116,105)	(102,200)
TOTAL SHAREHOLDERS’ EQUITY		3,494	4,486
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$12,495	$11,914

*	Post reverse split, see Note 11A.

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(US dollars in thousands, except for per share data)

		For the year ended December 31
	Note	2025		2024		2023

REVENUES:	13B
Thermal energy storage units sold			$387		$-		$-
Engineering services			-		-		621
			387		-		621
COSTS AND EXPENSES:
COST OF REVENUES	13C		(3,596)		(985)		(1,555)
RESEARCH AND DEVELOPMENT, NET	13D		(3,960)		(3,589)		(3,178)
SELLING AND MARKETING	13E		(1,238)		(1,197)		(1,148)
GENERAL AND ADMINISTRATIVE	13F		(4,332)		(4,557)		(4,637)
OTHER INCOME (EXPENSES), NET	13G		1		(234)		37
OPERATING LOSS			(12,738)		(10,562)		(9,860)
INTEREST EXPENSES			(374)		(244)		(100)
OTHER FINANCIAL INCOME )EXPENSES(, NET	13H		(670)		4,034		312
FINANCIAL INCOME (EXPENSES), NET			(1,044)		3,790		212
SHARE IN EQUITY LOSS OF JOINT VENTURE			(123)		-		-
NET LOSS			$(13,905)		$(6,772)		$(9,648)

NET LOSS PER ORDINARY SHARE:	13I
NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS			$(23,360)		$(6,772)		$(9,740)
Basic and diluted loss ATTRIBUTIBLE TO ORDINARY SHAREHOLDERS		$	*(57.14)	$	*(45.27)	$	*(174.63)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE			*408,792		*149,585		*55,774

NET LOSS, as above			$(13,905)		$(6,772)		$(9,648)
OTHER COMPREHENSIVE LOSS - EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRENECY	2E		-		-		(476)
COMPREHENSIVE LOSS			$(13,905)		$(6,772)		$(10,124)

*	Post reverse split, see Note 11A.

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(US dollars in thousands, except for number of shares)

	Ordinary Shares		Additional	Foreign currency cumulative
	Number of shares**	Amount	paid in capital	translation reserve	Accumulated deficit	Total Equity

BALANCE AS OF JANUARY 1, 2023	43,497	88	91,902	(1,577)	(85,780)	4,633
CHANGES DURING 2023:
Comprehensive loss for the year	-	-	-	(476)	(9,648)	(10,124)
Issuance of ordinary shares and warrants, net of issuance costs of $ 176 (Note 11)	15,235	30	6,456	-	-	6,486
Exercise of warrants (Series 3) and prefunded warrants	974	2	102	-	-	104
Deemed dividend of $ 92 (change in terms of warrants (Series 3))	-	-	-	-	-	-
Share-based compensation (Note 11D)	1,772	4	1,777	-	-	1,781
BALANCE AS OF DECEMBER 31, 2023	61,478	124	100,237	(2,053)	(95,428)	2,880
CHANGES DURING 2024:
Comprehensive loss for the year	-	-	-	-	(6,772)	(6,772)
Issuance of ordinary shares and prefunded warrants, net of issuance costs of $ 466 (Note 11)	141,498	-	8,233	-	-	8,233
Exercise of prefunded warrants	18,539	-	*-	-	-	*-
Warrants reclassified to equity (Note 11C)	-	-	706	-	-	706
Warrants reclassified to liabilities (Note 11C)	-	-	(1,649)	-	-	(1,649)
Exercise of options	52	-	3	-	-	3
Share-based compensation (Note 11D)	9,713	-	1,085	-	-	1,085
BALANCE AS OF DECEMBER 31, 2024	231,280	124	108,615	(2,053)	(102,200)	4,486

*	Less than one thousand U.S. dollars.
**	Post reverse split, see Note 11A.

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Cont.)

(US dollars in thousands, except for number of shares)

	Ordinary Shares		Preferred Shares	Additional	Foreign currency cumulative
	Number of shares**	Amount	Number of shares	paid in capital	translation reserve	Accumulated deficit	Total Equity

BALANCE AS OF DECEMBER 31, 2024	231,280	124	-	108,615	(2,053)	(102,200)	4,486
Comprehensive loss for the year	-	-	-	-	-	(13,905)	(13,905)
Issuance of ordinary shares, prefunded warrants and warrants, net of issuance costs of $564	219,653	-	-	5,725	-	-	5,725
Issuance of preferred shares and warrants, net of issuance costs of $ 119 (Note 11)	-	-	5,800	5,681	-	-	5,681
Exercise of prefunded warrants	90,225	-	-	*-	-	-	*-
Conversion of preferred shares	164,452	-	(792)	-	-	-	-
Deemed dividend for down-round adjustments of $9,371	-	-	-	-	-	-	-
Share-based compensation (Note 11D)	10,242	-	-	1,507	-	-	1,507
BALANCE AS OF DECEMBER 31, 2025	715,852	124	5,008	121,528	(2,053)	(116,105)	3,494

*	Less than one thousand U.S. dollars.

**	Post reverse split, see Note 11A.

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US dollars in thousands)

	For the year ended December 31
	2025	2024	2023
CASH FLOWS - OPERATING ACTIVITIES:
Loss for the year	$(13,905)	$(6,772)	$(9,648)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation (Note 7)	561	228	120
Non-cash interest and exchange rate differences, net	567	(101)	(94)
Fair value adjustment of warrants’ liability	(10)	(4,109)	-
Share in equity loss of joint venture	123	-	-
Warrants issuance costs	-	473	-
Share-based compensation (Note 11D)	1,207	1,385	1,781
Other	-	237	(35)
Changes in operating assets and liabilities:
Decrease in prepaid expenses and receivables	168	141	456
Decrease (increase) in inventory	(13)	(961)	295
Increase (decrease) in trade payables	(9)	(206)	81
Increase in other payables and deferred revenue	912	178	122
Net cash used in operating activities	(10,399)	(9,507)	(6,922)
CASH FLOWS - INVESTING ACTIVITIES:
Purchase of equipment	(13)	(37)	(33)
Sale of equipment	-	-	43
Investment in joint venture	(226)	(78)	-
Installation of a production facility	(204)	(306)	(2,621)
Participation of Israeli Innovation Authority in production facility investment	57	-	-
Restricted deposit funded	(12)	(1)	-
Other	-	-	2
Net cash used in investing activities	(398)	(422)	(2,609)
CASH FLOWS - FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares, preferred shares, warrants and prefunded warrants	12,089	8,699	6,434
Proceeds from issuance of warrants’ liability	-	3,176	-
Fund raising and issuance costs	(683)	(939)	(176)
Grants recognized as liability for royalties	94	-	-
Exercise of options, prefunded warrants and warrants	*-	3	104
Net cash provided by financing activities	11,500	10,939	6,362
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS	703	1,010	(3,169)
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITTS	112	(97)	(156)
CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS - BEGINNING OF YEAR	4,130	3,217	6,542
CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS - END OF YEAR	$4,945	$4,130	$3,217

*	Less than one thousand U.S. dollars.

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

(US dollars in thousands)

	For the year ended December 31
	2025	2024	2023

B. Supplemental information:
Investing and financing activities not involving cash flows
Recognition of operating lease liability and right-of-use asset	$912	$22	$199
Borrowing costs capitalized	-	$53	$175
Reclassification of share options and warrants from liabilities to equity	-	$706	$516
Supplier’s credit for the acquisition of equipment	-	$161	-
Conversion of unpaid salary to Ordinary Shares and warrants	-	-	$228
Deemed dividend for down-round adjustments	$9,371	-	$92
Reclassification of warrants from equity to liabilities	-	$1,649	-
Cash paid during the year for -
Interest (net of amounts capitalized)	$236	$183	$113
C. Reconciliation of cash and cash equivalents, and restricted DEPOSITS reported in the statement of financial position
Cash and cash equivalents	$4,909	$4,101	$3,183
Restricted bank deposits	36	29	34
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$4,945	$4,130	$3,217

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - GENERAL:

A.	General description of the Company and its operations

Brenmiller Energy Ltd. (hereinafter - The “Company” or the “Parent Company”) was incorporated and commenced its business operations in Israel in 2012. The Company’s registered offices are in Rosh Ha’Ayin in Israel. On May 25, 2022, the Company’s ordinary shares (the “Ordinary Shares”) were listed and began trading on the Nasdaq Stock Market LLC (“Nasdaq”; CIK - “BNRG”). On September 11, 2023, the Company’s voluntary delisting of its securities from the Tel Aviv Stock Exchange (“TASE”) took effect (the last trading day was September 7, 2023).

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

As of December 31, 2025, the Company has one wholly owned subsidiary (in the United States) that is currently inactive (“the Group”). In addition, a joint venture in Spain was established in the second half of 2024 that commenced non-significant operations in 2025 (collectively with the Company, “the Group”). - see Note 6.

B.	The impact of the regional war involving Israel

While none of the Company’s facilities or infrastructure were damaged during the hostilities that began on October 7, 2023, the situation remains uncertain and have escalated on February 28, 2026, when Israel and the United States commenced a joint operation against Iran, which has led Iran to launch ballistic missiles and drones against Israel and other countries in the region, followed by the joining of Hizballah on the Lebanese front. Iran closed the Strait of Hormuz, leading to disruption of the global supply chain, including in oil and gas, which could potentially destabilize the Israeli and global economies. As of the date of this Annual Report, this operation is undergoing and its outcome and the effect that it may have are uncertain. To date, the Company has not experienced a material adverse impact on its operations. Nevertheless, regional geopolitical instability, including disruptions to international shipping routes, may from time to time affect logistics, lead times and costs.

The Company’s primary operations are located in Israel. However, the Company also conducts marketing and operational activities through its European joint venture company, Brenmiller Europe S.L. (hereinafter - “BRSL”), which supports international commercial activities and contributes to mitigating certain risks associated with operating from Israel. The Company continues to implement efficiency measures and actively manages procurement and logistics by regularly evaluating alternative sourcing options and working with suppliers to support operational continuity.

Negative sentiment toward Israel or Israeli companies in certain markets may also affect demand or the Company’s ability to raise capital. Any deterioration in the political or security situation in Israel or the region could adversely affect the Company’s business, financial condition and results of operations.

C.	Liquidity

The Company has not yet generated significant revenues from its operations and has an accumulated deficit as of December 31, 2025, as well as a history of net losses and negative operating cash flows. Towards the end of 2024, the Company commenced operations of its new production line, facilitating the transition from the development stage to commercial operations, and began production of TES systems under lease arrangements with two Israeli customers.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (cont.):

C.	Liquidity (cont.)

The Company expects to continue incurring losses and negative cash flows from operations until its products achieve sustainable profitability. These conditions, together with the Company’s current cash position, raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued.

These financial statements have been prepared on a going concern basis and do not include any adjustments that might result from the outcome of this uncertainty.

Management’s plans to address these conditions include continued commercialization of the Company’s products and services, which require substantial funding. During the second half of 2025, management took steps to secure long-term financing, including, inter alia, entering into a Securities Purchase Agreement with Alpha Capital Anstalt (“Alpha”) (see Note 11A), as well as implementing measures to align operating expenditures with available financial resources. In addition, the Company has recently expanded its commercial offering toward integrated energy solutions for industrial customers, intended to support longer-term contractual arrangements and improve project financing, which management believes may enhance access to financing and support future cash flows.

There can be no assurance, however, that these plans will be successfully implemented or that sufficient financing will be obtained. If the Company is unsuccessful in executing its commercialization strategy or raising additional capital, it may be required to reduce, delay, or modify its operating activities, including the commercialization of existing products and planned expansion.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

A.	Basis of presentation:

The Group’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

B.	Use of estimates in the preparation of financial statements:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Estimates are primarily used for, but not limited to realization value of inventory, valuation of share-based compensation, useful lives of property, plant and equipment and royalty liabilities. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial position or results of operations.

C.	Principles of consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

D.	Joint venture

The Company’s investment in joint venture (“JV”) in Spain (see Note 6), in which it has the ability to exercise significant influence, is accounted for under the equity method.

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

The change in functional currency to the U.S. dollar resulted inter-alia in a reclassification of the Company’s certain equity-classified warrants (whose fair value as of January 1, 2024 was $1,649 thousand), to liabilities due to their NIS-denominated exercise price. See also Note 11C, as to changes in the currency of exercise price made during 2024.

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

H.	Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of trade and other receivables, and cash, cash equivalents and restricted deposits held at financial institutions.

The Company places its cash and cash equivalents, bank deposits and restricted deposits in high credit quality financial institutions. In general, customers are not required to provide collateral or any other security to support accounts receivable but are required to make progress payments during the course of project execution.

The Company estimates the expected credit losses by applying the related corporate default rate which corresponds to the credit rating of the specific customer.

As of December 31, 2025 and 2024 there are no current expected credit loss allowances.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

I.	Inventories

Inventory is measured at the lower of cost and net realizable value.

Inventory costing is based on the first-in-first-out method. In the case of purchased goods and work in process, costs include raw materials, direct labor and other direct costs and fixed production overheads (based on the normal operating capacity of the production facilities).

Net realizable value is the estimated selling price in the ordinary course of business, less attributable selling expenses.

J.	Property, plant and equipment

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

K.	Research and development

Research and development expenses include costs associated with the ongoing development of the Company’s TES units and technology, including compensation and employee benefits and allocated costs associated with the research and development department. Research and development expenses are expensed as incurred.

L.	Impairment of long-lived assets

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

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

M.	Government grants

Government grants, which are received from Israeli government agencies and ministries, from the BIRD Foundation and New York Power Authority (“NYPA”) (in a combined agreement - see Note 12), as participation in research and development that is conducted by the Company, are recognized when the grant becomes receivable, provided there is reasonable assurance that the Company will comply with the conditions attached to the grant and there is reasonable assurance that the grant will be received. Grants are recognized as a deduction from research and development expenses as the applicable costs are incurred, and presented in research and development expenses, net, except for amounts attributed to royalties that are probable to be paid therefore at time of the grant recognition.

Research and development expenses, net for the years ended December 31, 2025, 2024 and 2023, include participation in research and development expenses in the amount of approximately $0 thousand, $0 thousand and $92 thousand, respectively.

N.	Loss Contingencies

The Company may be involved, from time to time, in various claims and legal proceedings that arise in the ordinary course of business. The Company recognizes a liability when it is probable that a loss has incurred and can reasonably estimate the loss. The Company regularly evaluates current information to determine whether it should adjust a recorded liability or record a new one. As of December 31, 2025, no such claims or proceedings are pending against the Company.

O.	Fair value measurements

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

As of December 31, 2025 and 2024, except for warrants liability (level 2 in the hierarchy) of $0 thousand and $10 thousand, respectively, the company has no financial instruments measured at fair value.

P.	Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance. The assessment considers whether the warrants are freestanding financial instruments, meet the definition of a liability under ASC 480, and meet all of the requirements for equity classification, including whether the warrants are indexed to the Company’s own common stock. Warrants that determined to be classified as equity, are recorded as a component of additional paid-in capital.

Q.	Convertible preferred shares

Following the issuance of its convertible preferred shares, the Company considered their classification as either equity or debt in accordance with ASC 480. The Company determined and classified them as permanent equity as they do not contain any mandatory redeemable provisions. Further, the Company concluded that the conversion features associated with the convertible preferred shares were deemed to be clearly and closely related to the host instrument (the ordinary shares) and were therefore not bifurcated as a derivative under ASC 815.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

R.	Loss per share

Net loss per share is calculated and reported under the “two-class” method. Basic loss per share is computed by dividing net income or loss, reduced by preference and deemed dividends for down-round adjustments, by the weighted-average number of Ordinary Shares outstanding during the year including prefunded warrants with token exercise price (“penny” warrants). Diluted loss per share is based on the weighted average number of Ordinary Shares used for basic computation, taking into account that the preferred shares do not participate in losses and as the inclusion of any potential Ordinary Shares in the reported years would be anti-dilutive.

Potentially dilutive Ordinary Shares result from the conversion of preferred shares, the assumed exercise of options and warrants, using the “treasury stock” method, and the assumed vesting of restricted share units.

S.	Share-based payment

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

Share-based compensation expenses for options and RSUs are recognized using the accelerated attribution method, over the requisite service period (primarily a three or four year vesting period for share options and one year for RSUs), net of estimated forfeitures. See Note 11D for further information. The Company’s RS and RSU’s are registered under the Company’s S-8 registration statements and therefore, once fully vested, they are included in the Company’s outstanding ordinary shares.

T.	Revenue recognition:

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

The Company manufactures and sells TES units based on the development and its technological know-how and patents. The Group sells the TES units as a finished product, either under a sale contract with the customer or a sale type lease (see also Note 2U).

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

T.	Revenue recognition (cont.):

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

U.	Leases:

1) The Company as a lessee

The Group leases buildings, offices and vehicles under operating leases. Lease agreements are for a period of between 3 and 5 years, which include extension options.

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

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

U.	Leases (cont.):

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

V.	Retirement and Severance Pay

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

The expenses recognized in 2025, 2024 and 2023 in relation to these contributions were $313 thousand, $ 275 thousand and $ 266 thousands, respectively.

W.	Income Taxes

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

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

X.	Segments

The Company identifies operating segments in accordance with ASC Topic 280, “Segment Reporting”. Accordingly, the Company has determined that it has one operating and reportable segment - see also Note 14.

Y.	New Accounting Pronouncements

The Company qualifies as an emerging growth company (“EGC”) as defined under the Jumpstart Our Business Startups Act (the “JOBS Act”). Using exemptions provided under the JOBS Act for EGCs, and as long as the Company qualifies for this status, it may elect to defer compliance with new or revised ASUs until it is required to comply with such updates, which is generally consistent with the adoption dates of private companies.

Newly issued and not yet adopted accounting pronouncements:

ASU 2023-09 Income Taxes (Topic 740). This pronouncement requires improvements to income tax disclosures, and is effective for entities other than public business entities for annual reporting periods beginning after December 15, 2025. This is not expected to have a material effect on the consolidated financial statements as a result of its future adoption.

ASU 2025-10—Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities: this pronouncement will require business entities to recognize, measure, and present government grants based on the following principles: grants will be recognized when compliance with conditions is probable, and that the grant will be received, while offering specific accounting approaches for grants related to assets versus income.

This pronouncement will be effective for annual reporting periods beginning after December 15, 2028.

NOTE 3 - CASH AND CASH EQUIVALENTS:

Comprised as follows (U.S. dollars in thousands)

	December 31
	2025	2024
Cash at bank	$2,843	$854
Short-term bank deposits	2,066	3,247
Total cash and cash equivalent*	$4,909	$4,101

*Including cash held per commitment to EIB - see Note 10	$410	$364

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - prepaid expenses and other receivables (U.S. dollars in thousands):

	December 31
	2025	2024
Institutional receivables	$283	$253
Prepaid expenses	119	322
Others	34	29
	$436	$604

NOTE 5 - INVENTORY:

Comprised as follows (U.S. dollars in thousands):

	December 31
	2025		2024
Work in progress	$1,530	*	$1,509
Raw materials	51		59
	$1,581		$1,568

*	As of December 31, 2025, the inventory includes two TES facilities under construction (see also Note 12D), that have been written down to net realizable value (see also note 13C).

NOTE 6 - INVESTMENT IN JOINT VENTURE

In 2024, under a joint venture agreement with a Spanish partner in the field of renewable energy (an agreement that became effective on September 24, 2024), the parties established a new company - BRSL - where 60% of the shares are held by the Company and the remaining 40% by the Spanish partner. Under the agreement, the parties agreed to cooperate in the promotion and sale of renewable energy projects or services of the Company in certain European territories through BRSL. According to the agreement, the parties made an initial investment of Euro 7,500 in shareholders’ equity (of which the Company’s share was Euro 4,500), and committed to fund the activities of BRSL during the first three years of its operation (up to the amount of Euro 1.44 million), by way of shareholder loans, according to their relative shareholding. As of December 31, 2025, the Company provided a loan to BRSL of Euro 264.6 thousand in that regard. BRSL had insignificant activities in 2025.

BRSL Board of directors is comprised of 2 representatives from each party and one independent director that will serve as chairman of the board but has no decisive vote. The agreement sets a list of issues that require “de-facto” mutual agreement of both parties in board’s decisions. Any change in this mechanism requires a qualified majority of 75% in shareholders’ meetings. Consequently, the Company concluded that it has no control over the JV but has the ability to exercise significant influence.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT:

A.	The composition of assets, grouped by major classifications and accumulated depreciation, is as follows (U.S. dollars in thousands):

	December 31
	2025	2024
Cost:
Plant (new production facility)	$5,100	$5,088
Computers and equipment	697	685
Leasehold improvements	445	445
Office furniture and equipment	147	145
Vehicles	13	13
	6,402	6,376
Less - Accumulated depreciation	(2,045)	(1,484)
Property, Plant and Equipment, Net	$4,357	$4,892

B.	Depreciation expenses totaled $561 thousand, $228 thousand and $120 thousand for the years ended December 31, 2025, 2024 and 2023, respectively.

During the years ended December 31, 2025, 2024 and 2023, the Company disposed of property and equipment in the net amount of $0 thousand, $0 thousand and $8 thousand, respectively.

As of December 31, 2025 and 2024, all the property, plant and equipment are located in Israel.

C.	New production facility in Dimona

In August 2022, the Company began the construction of its newly upgraded production facility in Dimona, Israel, which commenced operations in October 2024.

The new production facility includes inter-connectivity and smart automation of production in the production of bGenTM TES modules.

The total cost of the facility includes capitalized borrowing costs of $248 thousand and is net of investment grants of $239 thousand.

D.	Rotem 1 project

Following the closure decision of the subsidiary’s project from 2022, during 2024, the Company wrote-off the remaining value of the main asset of the Israeli subsidiary (see Note 13G). In August 2025 the subsidiary was liquidated in legal proceedings.

NOTE 8 - OPERATING LEASES:

The Company’s leases include production space for its new production facility (see Note 7C), office premises and car leases, which are all classified as operating leases. The lease term for the production space is for 5 years and the office premises are leased for a 5-year period which was extended in August 2025 for one additional year, to August 2026. On July 15, 2025, the Company signed an agreement for the extension of its manufacturing facility premises lease for one additional year and one year option. The term additions were recognized as additional right-of-use asset of and lease liability of $702 thousand.

The car leases are generally for a three-year period.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - OPERATING LEASES (cont.):

As collateral for the office and lease agreement, a restricted deposit was pledged against bank guarantees provided to the property owner. The balance of the restricted deposit, presented as a non-current asset as of December 31, 2025 and 2024, amounted to $98 thousand and $86 thousand, respectively.

Operating lease expenses and cash flows for the years ended December 31, 2025 and 2024 totaled $702 thousand and $682 thousand, respectively.

The operating lease costs include variable lease payments of $10 thousand in 2025 and $11 thousand in 2024, in respect of linkage differences to the Israeli CPI.

Supplemental information related to leases:

Balance sheet information (U.S. dollars in thousands):

	December 31
	2025	2024

Operating lease right-of-use assets	901	560
Current lease liabilities	542	501
Non-current lease liabilities	382	19
Total lease liabilities	924	520
Weighted average remaining lease term	1.9 years	1.2 years
Weighted average discount rate	6.27%	7.92%

As of December 31, 2025, the maturities of operating lease liabilities were as follows (U.S. dollars in thousands):

Year ending December 31,
2026	$542
2027	386
2028	25
Total undiscounted lease payments	953
Less - imputed interest	(29)
Present value of lease liabilities*	$924
* Including amounts linked to the Israeli CPI of	$290

NOTE 9 - TAXES ON INCOME:

A.	Taxation of companies in Israel

The revenue of the Company is subject to corporate tax at a regular rate.

The corporate tax rate that applies to the Company’s profits is 23%.

Capital gains of the Company and its subsidiary in Israel are taxable according to the regular corporate tax rate applying to the tax year.

B.	Losses carried forward for tax purposes

As of December 31, 2025, the Company had losses carried forward in the amount of approximately $86 million, which can be used to offset against future taxable income in future years without a time constraint. In addition, the Company has capital loss carried forward of approximately $11 million, that can be utilized only against future taxable capital gain.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - TAXES ON INCOME (cont.):

C.	Deferred income taxes (U.S. dollars in thousands):

	December 31
	2025	2024
Deferred tax assets
Tax loss carryforward*	22,489	20,107
Research and development	661	580
Employee and payroll accrued expenses	32	33
Operating lease liabilities	212	128
Other	539	166
Total gross deferred tax assets	23,933	21,014
Deferred tax liabilities:
Operating lease assets	207	128
Total deferred tax assets, net	23,726	20,886
Less - valuation allowance	(23,726)	(20,886)
Net deferred tax assets	-	-

*	Including capital loss carried forward.

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

D.	Reconciliation of theoretical tax expenses to actual expenses

The primary difference between the statutory tax rate of the Company and the effective rate of 0% results primarily from the changes in valuation allowance in respect of current year losses and carried forward tax losses for tax purposes and research and development expenses due to the uncertainty of the realization of such tax benefits.

E.	Uncertain tax positions

As of December 31, 2025 and 2024, the Company does not have a provision for uncertain tax positions.

F.	Roll forward of valuation allowance (U.S. dollars in thousands):

Balance as of December 31, 2023	(18,767)
Additions	(2,119)
Balance as of December 31, 2024	(20,886)
Additions	(2,840)
Balance as of December 31, 2025	(23,726)

G.	Tax assessments

The Company has final tax assessments up to and including the tax year 2020. The company’s wholly owned subsidiary has not been assessed for tax purposes since incorporation.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - LOAN FROM THE EUROPEAN INVESTMENT BANK (“EIB”)

On March 31, 2021, the Company and EIB signed an agreement for the receipt of financing for the expansion plan of the Company and the establishment of an advanced production plant for TES systems in Israel (“the Financing Agreement”), the main terms of which are as follows:

1)	The financing is limited to an amount of EUR 7.5 million.

2)	The drawing down of the loan was available to the Company in 2 tranches - the first, in the amount of EUR 4 million, was done in July 2022, and the second, in an amount of up to EUR 3.5 million was not utilized by the Company.

3)	The loan is payable in EUR and is for a period of 6 years from the time of the drawing down of the tranche with an annual interest rate of 5%. In the first three years, only interest will be payable on the loan. Contractual payments of principal and interest in the following years ($ in thousands) are as follows:

Year	2026	2027	2028	Total
Amount	$1,801	$1,723	$1,644	$5,168

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

The liability presented in the balance sheets is comprised as follows ($ in thousands):

	Effective interest rate	December 31
	%	2025	2024
Loan component:
Current maturity	6.84	1,524	-
Non- Current	6.84	3,047	3,988
Royalties’ component	15.52	348	315
		4,919	4,303

4)	The EIB has the right to cancel part of the loan that has not been granted to the Company and to demand the immediate repayment of the amount of the loan that has been made available to the Company in the event of a change in control in the Company.

5)	As security for the loan, the Company pledged the equipment that has been agreed upon in the financing agreement as well as all of the revenues generated from the sale of TES systems manufactured by the Company under a first ranking fixed lien.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - LOAN FROM THE EUROPEAN INVESTMENT BANK (“EIB”) (cont.):

6)	The Company is to comply with the following main covenants: a prohibition on the sale of certain assets except for those used in the regular course of business, a prohibition on the execution of a merger or a structural change in the Company’s group, except in cases that have been determined in the financing agreement with the bank, the Company may not distribute a dividend except in the cases that are set forth in the financing agreement with bank; the Company is entitled to receive a government grant up to the amount that is set forth in the financing agreement with the bank; and the Company is to hold cash and cash equivalents in an amount of not less than EUR 350 thousand at all times. The Company complies with the above covenants.

NOTE 11 - EQUITY:

A.	Share capital

On June 18, 2025, the Company performed a reverse stock split of 5 to 1. An additional reverse stock split was performed subsequent to balance sheet date, at a ratio of 7 to 1, which came into effect on January 26, 2026. Share data in these financial statements, have been adjusted retroactively to give effect to these reverse stock splits, and the consequent changes made to exercise price and underlying ordinary shares of warrants and options issued by the Company and the conversion ratio of preferred shares issued in 2025.

1)	On February 16, 2023, the Company completed a private placement by certain investors, some of whom are existing shareholders of the Company (the “Investors”), and the former controlling shareholder of the Company, in an aggregate amount of NIS 12.46 million ($3.59 million). Under the investor agreements the Company issued 6,681 units, each consisting of one Ordinary Share and one non-registrable and non-tradeable warrant at a price of NIS 1,865.5 ($542.5) per each issued Unit. Each warrant is exercisable into one Ordinary Share subject to payment of exercise price of NIS 2,145.5 ($583.1) per warrant for a term of five (5) years from the issuance date of the offered warrants.

Issuance costs (of approximately $ 29 thousand) and the placement proceeds were allocated on a relative fair value basis ($ 2.24 million to share capital and premium and $1.35 million to the warrants); the warrants fair value was determined on the basis of the Black - Scholes pricing model.

The above private placement includes 1,843 units (representing a total investment of $1 million in cash), offered to Mr. Avraham Brenmiller - the Company’s former controlling shareholder and the Company’s Chief Executive Officer and Chairman of the Board of Directors (the “Board”) - with the same terms and conditions, as offered to the other investors.

2)	On June 9, 2023, the Company, entered into a Sales Agreement with A.G.P./Alliance Global Partners (“the Sales Agent”), pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent as agent or principal, Ordinary Shares under an “at the market offering” (“ATM”) as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or the Securities Act. The Ordinary Shares will be offered and sold pursuant to the Company’s currently effective registration statement on Form F-3, the prospectus contained therein and the prospectus supplement filed with the SEC dated June 9, 2023, under which the Company may offer and sell its Ordinary Shares having an aggregate offering price of up to $9,350 thousand from time to time through A.G.P.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EQUITY (cont.):

A.	Share capital (cont.):

During the second half of 2023, under the agreement with A.G.P., the Company issued 1,023 ordinary shares for a total consideration of $220 thousand, net of agent commissions of $12 thousand and other issuance costs of $115 thousand. During 2024, the Company issued 106,069 Ordinary shares for a total consideration of $6,503 thousand, net of agent commissions of $214 thousand and other issuance costs of $108 thousand.

On June 9, 2025, the Company filed a prospectus supplement to increase the dollar amount from Ordinary Shares, that may be offered and sold under its agreement with A.G.P., by $2,381,812. During 2025, under the agreement with the Sales Agent, the Company issued 153,720 ordinary shares, for a total net consideration of approximately $3,393 thousand; agent commissions and other issuance costs amounted to $155 thousand.

3)	On June 15, 2023, the Company completed a private placement offering of its securities for the aggregate gross proceeds of $2.5 million with one of the Company’s shareholders, a Switzerland-based company. The placement included 7,108 units (the “June Units”), each June Unit consisting of one ordinary share of the Company, and one non-tradeable warrant to purchase one ordinary share, at a price per Unit of $350.

The warrants are exercisable at a price of $420 per share, reflecting a 33% premium over the market price of the Company’s Ordinary Shares on The Nasdaq Stock Market LLC at the close on June 12, 2023. The warrants are exercisable from June 12, 2024 and until June 12, 2028.

Issuance costs (of approximately $20 thousand) and the placement proceeds were allocated on a relative fair value basis ($1.57 million to share capital and premium and $0.93 million to the warrants); the fair value of the warrants was determined on the basis of the Black-Scholes pricing model.

4)	On January 25, 2024, the Company closed a public offering under which it completed the issuance and sale of 6,857 Ordinary Shares, no par value per share of the Company at a price of $157.5 per share, pre-funded warrants at a price of $157.49, to purchase 18,540 Ordinary Shares (which were all exercised into shares on May 17, 2024) and warrants to purchase 25,397 Ordinary Shares at an exercise price of $175 per share. The Warrants are exercisable immediately and will expire five years from the date of issuance. The Pre-Funded Warrants were exercisable immediately at a price of $0.0035 per share and were exercisable until exercised in full.

The Ordinary Shares, Warrants and Pre-Funded Warrants were offered and sold pursuant to an effective Registration Statement on Form F-1, as amended. The aggregate gross proceeds from this offering were approximately $4.0 million before deducting placement agent fees of $280 thousand and other fund-raising expenses, of $316 thousand (see also C2(b) below).

5)	On August 4, 2024, the Company entered into a definitive securities purchase agreement with Alpha for a private placement of 28,571 Ordinary Shares at a price of $36.75 per share. The private placement closed on December 4, 2024, and the proceeds of $1,050 thousand, net of issuance costs of $21 thousand was received.

Under the terms of the agreement, the investor will have a one-time future investment right, from the date hereof until the date that is 12 months after the closing date, to subscribe for an additional 28,571 Ordinary Shares (or at the election of the Investor pre-funded warrants to purchase up to 28,571 Ordinary Shares in lieu of Ordinary Shares) at a price of $87.5 per ordinary share (or pre-funded warrant), in a private placement. This additional investing right was triggered on January 10, 2025 (after the Company’s Ordinary Shares closed on Nasdaq above $87.5 per ordinary share), but expired after 15 business days without being exercised

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EQUITY (cont.):

A.	Share capital (cont.):

6)	On April 2, 2025, a special general meeting of the Company’s shareholders approved an increase in the authorized share capital of 135,000,000 Ordinary Shares following which the authorized share capital of the Company is comprised of 150,000,000 Ordinary Shares.

7)	During 2024 and 2025 , the Company filed several registration statements on Form S-8 under the Securities Act of 1933, as amended, to register additional Ordinary Shares, in the aggregate of 302,282 shares, issued or reserved for issuance under the 2013 Option Plan, which are in addition to an aggregate of already registered 8,432 Ordinary Shares under the Plan.

8)	On May 14, 2025, the Company completed a public offering that included the issuance of 65,934 ordinary shares, 65,934 B warrants and 65,934 C warrants, exercisable at any time until expiration date, into 65,934 and 65,934 ordinary shares of the Company, respectively (see table in 11C below). Total net proceeds received in the offering amount to $1,211 thousand (net of $289 thousand offering costs). According to their terms, these warrants were classified as equity.

9)	On July 25, 2025, the Company entered into a securities purchase agreement (the “SPA”) with Alpha pursuant to which, the Company agreed to issue and sell to Alpha, subject to certain conditions, up to an aggregate of $25 million in securities across multiple tranches, consisting of preferred shares, pre-funded warrants, and ordinary warrants.

At the initial closing, which took place on July 28, 2025, for a subscription gross amount of $1.395 million (as amended on August 11, 2025), the Company issued (i) pre-funded warrants to purchase 90,225 ordinary shares at an exercise price of $0.00007 per share, and (ii) ordinary warrants to purchase 90,225 ordinary shares at an exercise price of $14.63 per share. Total issuance costs amounted to $119 thousand. The pre-funded warrants were fully exercised on August 21, 2025. The ordinary warrants are exercisable upon issuance and expire five years from the initial exercise date. According to their terms, these warrants were classified as equity. The exercise of the pre-funded warrants and ordinary warrants are subject to certain beneficial ownership limitations contained therein.

On September 25, 2025, the Company received the required shareholders’ approval at its Annual and Special General Meeting of Shareholders to, among other things, amend and restate its Articles of Association to create a class of preferred shares. Following these, on September 29,2025, the Company issued 3,800 preferred shares with a stated value of $1,000 per share, (the “Preferred Shares”), in exchange for an additional $3.8 million investment (the “Equity Closing”). Total issuance costs amounted to $67 thousand. Each Preferred Share is convertible into ordinary shares at a fixed conversion price of $16.016 per share. At the Equity Closing, the Company also issued 237,263 accompanying additional ordinary warrants, with an exercise price of $16.8 per share, equal to 100% of the shares underlying the Preferred Shares, which are exercisable upon issuance and will expire five years from the initial exercise date. According to their terms, these warrants were classified as equity.

Under the terms of the Securities Purchase Agreement, subject to certain conditions, Alpha also has the right to purchase additional preferred shares and warrants from the Company up to an additional $20 million. Any subsequent equity investment will be at no less than $ 1 million and will include preferred shares and warrants with the same number of underlying ordinary shares (upon conversion or exercise). Conversion ratio of the preferred shares will be based on the weighted average market closing price in the last 5 days prior to investor’s notice. The warrants are exercisable upon issuance and will expire five years from the initial exercise date. According to their terms, these warrants were classified as equity.

The conversion ratio for all preferred shares issued under the agreement and the exercise price and number of underlying ordinary shares of all warrants issued under the agreement, are subject to anti-dilution adjustments, including full ratchet adjustment (for down-rounds).

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EQUITY (cont.):

A.	Share capital (cont.):

In this framework, two subsequent fundings were done by Alpha in December in the gross amount of $1,000 thousand, each, pursuant to which the Company issued (i) on December 3, 2025, 1,000 preferred shares with a stated value of $1,000 per share, convertible into 127,779 ordinary shares at a fixed conversion price of $7.826 per share, and ordinary warrants to purchase 127,779 ordinary shares at an exercise price of $16.8 per share, and (ii) in December 30, 2025, 1,000 preferred shares with a stated value of $1,000 per share, convertible into 207,641 ordinary shares at a fixed conversion price of $4.816 per share, and ordinary warrants to purchase 207,641 ordinary shares at an exercise price of $4.816 per share. Total issuance costs amounted to $52 thousand.

Consequently, and under the anti-dilution provisions in the agreement, the conversion ratio of all outstanding preferred shares, and the exercise price of all warrants issued under the agreement were down adjusted to $4.816 per share. In this respect, the Company has recognized a transfer of deemed dividend of $9,371 thousand from its ordinary shareholders to its preferred shareholder and warrants holders in its statement of changes in equity. See also Note 15A as to subsequent funding and dilution.

The Securities Purchase Agreement also provides for certain additional fundings by Alpha after the Equity Closing which can come in the form of warrant exercises, subsequent financing or other financing arranged by Alpha, subject to certain conditions, up to $15 million, over a two year period beginning after the Equity Closing. Assuming full exercise of all warrants, the overall financing from Alpha may reach $50 million.

Per the agreement, the Company has agreed to file registration statements with the U.S. Securities and Exchange Commission pertaining to the resale of ordinary shares resulting from the conversion or exercise of the Preferred Shares, pre-funded warrants and warrants issued at the initial closing and Equity Closing.

B.	Preferred shares

The preferred shares have no par value and are issued for a stated value of $1,000 per preferred share. They carry a cumulative preferred annual dividend of 8%, and also participate in dividends, if and when distributed to ordinary shareholders (on an “as if converted basis”). The dividend can be paid in cash or converted to ordinary shares, provided the company meets distribution conditions and formally approve a dividend distribution for the preferred shares.

The preferred shares are convertible into the company’s listed ordinary shares at any time, in whole or in part, exclusively into the Company’s ordinary shares.

As of December 31, 2025, and following the dilution provisions of the SPA agreement (see A(9) above), all preferred shares have conversion ratio of $4.816 per ordinary share and can be converted to 1,039,867 Ordinary shares. Total accumulated preferred dividend amounts to $68 thousand. See also Note 15A as to subsequent funding and dilution.

Subsequent to December 31, 2025, preferred shares with a stated value of $3,791 thousand were converted to 1,861,035 ordinary shares.

The preferred shares are not registered for trading and have no voting rights.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EQUITY (cont.):

C.	Warrants:

1)	Quoted Warrants (Series 3)

During 2023 and as part of the delisting process of the Company’s Ordinary Shares from TASE, the Company made an arrangement with the holders of Series 3 warrants, following which 94% of the holders of Series 3 exercised their warrants for 537 Ordinary Shares for a consideration of NIS 241 thousand ($72 thousand); the remaining warrants (Series 3) expired. The incremental value of NIS 341 thousand ($92 thousand) for the change in terms of the warrants was recognized against additional paid in capital (see also Note 13I).

2)	The following table presents the outstanding non-marketable warrants, as of December 31, 2025 and their terms:

Date of issuance	Number of outstanding warrants(*)		Exercise price for one Ordinary share(*)	Expiration date
February 16, 2023 (a)	6,109		$583.1	February 1, 2028
February 16, 2023 (a)	572	(**)	NIS 2,145.5	February 1, 2028
June 15, 2023 (a)	7,108		$420	June 12, 2028
January 25, 2024 (b)	25,397		$175	January 25, 2029
May 14, 2025	65,934		$26.25	May 14, 2026
May 14, 2025	65,934		$26.25	May 14, 2030
July 7, 2025	274,086		$4.816	July 7, 2030
September 30, 2025	827,661		$4.816	September 30, 2030
December 4, 2025	445,741		$4.816	December 4, 2030
December 30, 2025	207,641		$4.816	December 30, 2030

(*)	Number of outstanding warrants and exercise prices have been adjusted to give retroactive effect to the down round anti-dilution provision included in the terms of such warrants, as affected by new equity investments up to December 31, 2025 (see also Note 15A).

(**)	Representing the balance of warrants that are presented as a liability - see (a) below

(a)	The 2023 warrants that originally had a NIS denominated exercise price, were reclassified from equity to liabilities on January 1, 2024, as a result of the change in the functional currency of the Company (at their fair value of $1,649 thousand). Following the approval of Board and the warrants’ holders (except for one individual) to fix the exercise price of such warrants into US Dollars terms, all consented warrants were reclassified to equity at their present fair value of $225 thousand (valued at modification date under the Black - Scholes pricing model); consequently, the Company recognized $1,419 thousand in financial income for year 2024, resulting from the change in fair value of the warrants’ liability.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EQUITY (cont.):

C.	Warrants (cont.):

(b)	These warrants were initially classified as a liability, following which, the gross proceeds received in the January 25, 2024 offering were initially allocated to the warrant’s, based on their fair value, and the residual was allocated to the shares and the prefunded warrants issued. Upon issuance, the warrants liability was valued at $3,176 thousand using the Black-Scholes pricing model, and a corresponding $473 thousand of issuance costs, were allocated to the warrants, were carried directly to financial expenses.

The features of these warrants were amended under an agreement with the holding investor which became effective on June 6, 2024. Consequently, the Company reclassified these warrants to equity at their fair value of $481 thousand (valued under the Black - Scholes pricing model) and recognized financial income from the change in their fair value of $2,695 thousand.

D.	Share-based payments:

1)	2013 Option Scheme

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

See also A(7) above.

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

Under the above approved compensation plan, the Company also granted during 2023 to its employees and service providers: (a) 223 RSUs in exchange for employee and service providers’ salary of NIS 346 thousand (approximately $ 94 thousand); these shares vest mainly over 12 months, (b) bonuses in fully vested 1,352 RS to employees and service providers, with estimated value in the amount of NIS 2,328 thousand ($ 649 thousand), and (c) 285 RS in exchange for service providers’ fees of NIS 494 thousand (approximately $ 134 thousand).

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EQUITY (cont.):

D.	Share-based payments (cont.):

During 2024, the Company granted 3,304 fully vested RS to service providers, valued $158 thousand and granted bonuses to employees and service providers, in share based payment valued under the Black - Scholes pricing model at $ 482 thousand, which included 6,343 fully vested RS.

In January 2025, following the approval of the remuneration committee of the amounts due of $300 thousand (presented as a liability as of December 31, 2024), the Company granted to its officers 2,081 fully vested share options with a value of $163 thousand and 1,737 fully vested restricted shares (RS) with a value of $137 thousand; these grants were made with respect to 2024 remuneration scheme to officers of the Company (the number of options and RS granted were determined upon approval by the remuneration committee, resulting with the reclassification of the liability to equity in 2025);

Under the 2025 preservation of employees’ plan, the Company granted: 412 fully vested share options with the value of $32 thousand and 4,954 fully vested RS with a value of $390 thousand (recognized as an expense in 2025).

All Restricted Shares and Restricted Share Units (RS and RSU) are fully vested as of December 31, 2025.

3)	Information on the share option awards outstanding and the related weighted average exercise price as of and for the years ended December 31, 2025 and 2024 are presented in the table below:

	Year ended December 31, 2025			Year ended December 31, 2024
Relating to options:	Number of potential Ordinary Shares	Exercise price range*	Aggregate Intrinsic Value	Number of potential Ordinary Shares	Exercise price range*	Aggregate Intrinsic Value
Outstanding at beginning of the year	13,027	$0.35-$8,648	$393,276	3,828	$28.7-$8,648	$57,959
Granted	189,319	$0.07-$15.12	$2,013,668	9,763	$0.35-$374.5	$244,398
Exercised**	-	-	-	(52)	56	$7,565
Forfeited	(223)	$1,400-$2,149	-	(293)	$374.5-$2,177	-
Expired	(555)	$2,684.5	-	(219)	$1,340.5-$1,862	-
Outstanding at end of the year	201,568	$0.07-$8,648	$504,765	13,027	$0.35-$8,648	$393,276
Exercisable at end of the year	59,444	$0.07-$8,648	$186,925	6,475	$0.35-$6,485	$172,878

*	Per 1 Ordinary Share with no par value.

**	Including options exercised. Average share price for options exercised in 2024 - $ 202.65.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EQUITY (cont.):

D.	Share-based payments (cont.):

4)	The following table summarizes information about stock-based awards outstanding and exercisable at December 31, 2025:

	Outstanding		Exercisable
Exercise price range	Number of potential Ordinary Shares	Weighted average remaining contractual life (years)	Number of potential Ordinary Shares	Weighted average remaining contractual life (years)
$0.07-$29.05	199,325	4.7	57,201	4.8
$1,400-$2,149	1,209	6.2	1,209	6.2
$3,500	177	2.5	177	2.5
$4,322;$6,485;$8,648	857	6.2	857	6.2
	201,568	4.8	59,444	4.9

5)	Share-based compensation expense for the years ended December 31, 2025, 2024 and 2023 was as follows (U.S. dollars in thousands):

	Year ended December 31
	2025	2024	2023

Cost of revenue	7	9	52
Research and development	281	348	416
Sales and marketing	213	204	279
General and administrative	706	824	1,034
Total share-based compensation expenses	1,207	1,385	1,781

As of December 31, 2025, there is an unrecognized share-based compensation expense of $1,782 thousand to be recognized over the average remaining vesting period of 1.4 years.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EQUITY (cont.):

D.	Share-based payments (cont.):

6)	The calculated fair value of option grants was estimated using the Black-Scholes pricing model with the following assumptions:

	Year ended December 31
	2025	2024	2023
Risk-free interest rate	3.66%-4.57%	3.84% - 4.4%	4.75%
Expected option term (in years)	2.0 - 5.0	2.0 - 5.0	10.0
Expected price volatility	120%-139%	96% - 152%	76%
Fair value of an ordinary share	$4.97-$78.68	$22.05 - $213.5	NIS 1,141
Dividend yield	0%	0%	0%

NOTE 12 - COMMITMENTS:

A.	Israeli government grants:

1)	Through December 31, 2025, the Company received grants from the Israeli Innovation Authority (“IIA”) in the cumulative amount of approximately $ 4.5 million for support programs in research and development activities. In exchange for the support from the Innovation Authority, the Company is subject to the provisions of the Encouragement of Research and Development Law in connection with intellectual property.

Out of the above $ 4.5 million received: (i) $ 2.7 million is subject to payment of royalties at a rate of between 3% and 5% (in accordance with the Encouragement of Research and Development in Industry Regulations (Rate of Royalties and Rules for their Payment), 5756 - 1996) from all revenues derived from the use of technology developed. The royalty payments are linked to the dollar, and bear LIBOR interest (commencing January 1, 2024 - LIBOR was replaced for that purpose with variable annual interest at the rate of the Secured Overnight Financing Rate (“SOFR”) as published on the first trading day of each calendar year). Subject to the Company’s announcement to the IIA regarding the feasibility of a partial transfer of production outside Israel, the royalty ceiling was increased to 120% of the above amounts received.

(ii) $ 0.8 million is for technology that has not matured into a product and for which no royalties will be paid, and

(iii) $ 1.0 million is for grants that do not bear any royalties.

2)	As of December 31, 2025, the Company received grants from the Israel Ministry of Energy in the cumulative amount of approximately $ 0.6 million for support programs in research and development activities. In return, the Company is obligated, inter alia, to pay royalties of between 3% and 5% of all revenues from the use of the technology developed, up to the ceiling of the total amount of such support which is linked to the Israeli Consumer Price Index plus annual interest at the rate established by the Israeli Accountant General.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - COMMITMENTS (cont.):

A.	Israeli government grants (cont.):

3)	In addition, the Company received in prior years under two support programs of the Israel Ministry of Economy and Industry, an amount of approximately $56 thousand each in connection with the Company’s international marketing activities. In return for the said support, the Company is obligated to pay royalties of 3% of the Company’s revenues from exports to countries for which the support was received.

4)	As of December 31, 2025, the total amount that may be payable by the Company under the above grants (including accrued interest) is approximately $ 4.1 million.

B.	New York Power Authority (“NYPA”) Project

Under a cooperation agreement (the “Agreement”) signed in January 2018 with the NYPA the Company designed and built a pilot facility that includes a high temperature storage combined heat established and power unit developed by the Company (“the Product”), the costs of which were bore both by NYPA and the Company. As from January 2024, the facility is fully operative and provides electricity and hot water to the campus of the university.

As part of the Project financing, the Company and NYPA (hereinafter - “the Parties”) received a conditional grant from the Bird Foundation (Israel-United States Research and Development Foundation), in the sum of $1 million, for which the Company is committed to pay the Bird Foundation royalties from gross revenues derived from the sale, leasing or other marketing or commercial exploitation, including service or maintenance contracts of the Product, or the licensing of the Product, at the rate of 5%. Refund amount increases in stages over time, up to a maximum refund of 150% of the total amount of the grant, subject to the extension of the repayment period.

Under the Agreement, the Company will also pay annual royalties to NYPA of 5% from gross sales made, beginning June 1, 2022, until NYPA has been fully compensated for the expenditure amounts agreed between the Parties.

As of December 31, 2025, the balance of the royalty commitment to NYPA under the above grants amounts to $ 1,091 thousand.

After NYPA is fully compensated for the above amount, NYPA shall receive 3.5% royalties from gross sales made within the US territory, for the remainder of a 10-year-period beginning 2019.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - COMMITMENTS (cont.):

C.	Lease agreements with customers:

As of December 31, 2025, the Company has two sale type lease agreements, for bGen™ TES units, for which the Company has signed an agreement with Baran - see D. hereafter:

1)	On September 14, 2023 the Company signed an agreement with an Israeli beverage producing company (“Tempo”), to build and assemble a bGen™ TES unit (see Note 5), that will provide, when commissioned, industrial steam to one of Tempo’s manufacturing locations.

Under the agreement, Tempo has undertaken to participate in all costs to build, install and integrate the system with its facilities, and pay to the Company participation up to the amount of NIS 3.4 million (approximately $1 million) with respect to the building and installation costs. The funding of the project will also be supported by the Israeli Ministry of Economy and Industry, that has approved it as a Clean Project, with a participation grant of NIS 2.2 million (approximately $0.7 million).

Commencement of the lease will be after a running-in period of 60 days. Following this, the system will provide steam services to Tempo exclusively, for a period of 15 years, at a fixed price per ton of steam produced by the unit (the facility will operate on electricity and water supplied by Tempo). The Company has guaranteed Tempo minimum annual capacity of 19,000 ton of steam, which is also the threshold for Tempo’s “take-or-pay” obligation, that currently amounts to NIS 323 thousand per annum (approximately $ 100 thousand).

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

Starting the third year of the provision of steam, Tempo will have the right to purchase the unit (for its own use only and on “as is” basis) for a consideration that is based on a formula stipulated in the agreement. Tempo will also have the right for termination and compensation if the system fails to supply certain performance measurements as determined in the agreement; termination by Tempo after commissioning for any other reason will oblige Tempo, inter alia, to pay any outstanding balance of the participation amount and the minimum “take-or-pay” fees for the remainder of the lease term. As of the balance sheet date, the Company completed the second milestone of the agreement, for which Tempo has paid 70% of the participation amount above (presented as deferred revenue among current liabilities).

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

In consideration for the Services, the Hospital will pay a total of approximately NIS 11.9 million (approximately - $3.7 million), over the lease period as follows: NIS 2.1 million in each of the first three years, NIS 1.7 million in the fourth year and NIS 1.3 million in each of the remaining three years (approximately $ 0.66 million, $ 0.52 million and $ 0.4 million, respectively) and will have the option to acquire the TES unit after the conclusion of the 7 year service period for an agreed amount equal to NIS 1 million (approximately - $ 0.3 million), and following which the Hospital will also have the option to acquire annual maintenance services (including spare parts) from the Company. If the option to acquire is not exercised, then the Company will be responsible to dismantle and vacate the TES unit from the Hospital premises.

The Company is in the process of obtaining the regulatory permission to the construction of the TES unit on the hospital grounds.

D.	Baran purchase agreement

On February 20, 2025 the Company and Baran Energy, a subsidiary of the Baran Group Ltd. (“Baran”) announced they have signed a strategic cooperation agreement to accelerate bGen™ ZERO project development and deployments through sales, acquisitions, and operations of selected projects in Israel (“the Baran Cooperation Agreement”). To further bGen™ uptake within industrial sectors, Brenmiller will sell certain projects to Baran, subject to the satisfaction of certain conditions precedent, benefiting from the engineering firm’s core project capabilities to ensure effective and timely deployment. These projects include the lease agreements with Tempo and the Wolfson Medical center, see Note C above.

Further to the Baran Cooperation Agreement signed during the reporting period, on September 14, 2025, the Company and Baran Energy Ltd. (a subsidiary of Baran; hereinafter “Baran Energy”) have signed a system purchase agreement for the completion and operational launch of two bGen™ ZERO TES systems currently in development in Brenmiller’s portfolio in Israel (at Tempo Beverages Ltd. and Wolfson Medical Center). Under the agreement, Baran will make milestone-based payments amounting in total $2.9 million during the construction and commissioning phases of the projects and will become the owner of each of the projects upon final commissioning to the customers, while Brenmiller will retain all intellectual property. Additional contingent consideration may be applicable in the future, subject to terms and conditions as described in the agreement. Separately, Brenmiller will provide, and be paid for, operations and maintenance on the bGen™ ZERO systems. The system purchase agreement became effective on September 28, 2025, after receiving the approval of both TES system clients. As of December 31, 2025, the Company received $474 thousand in advances from Baran (presented as Other Payables in the statement of financial position) and the final commissioning was not completed as of that date.

E.	Steam service agreement

On August 12, 2024 an agreement was signed between the Company and a pet food manufacturer in Hungary (“the customer”), whereby the Company will build and operate a bGenTM TES unit on a piece of land that is adjacent to the customer’s factory, and provide agreed upon steam outputs (as specified in the agreement) to the customer on exclusive basis (the service). The initial term of the service under the agreement is for 12 years from commencement of operations, which can be extended for additional 6 years each time, if mutually agreed by the parties. During the term of the service, the customer has undertaken to consume and pay for the entire amount of agreed heat outputs, paid on a quarterly basis. The service fee will be calculated and charged to the customer in Euros on a monthly basis; the fees will be calculated as a fixed percentage of the gas price the customer had to pay for the operation of the TES unit. Such calculation will also take into account the Carbon Emission’s price the customer had to pay.

On January 2025, the Company and its Spanish partner incorporated a new Hungarian company (100% controlled by the Spanish JV), that will acquire the land and carry out the agreement. As of the date of approval of the financial statements several options are being negotiated to advance this project.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - COMMITMENTS (cont.):

F.	Product & Service Distribution Agreement (certain U.S. states)

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

In addition to payments for the Company’s products and services, the Company shall be entitled to royalties of 10% from the net price attributed to any customer for sale of products and services (net price - net of payments to the Company on purchase orders and O&M service agreements).

The Company may yet establish local bGenTM TES System manufacturing capabilities in the territory or offer sale prospects and/or customers in the territory various forms of EaaS (Energy as a Service) business model without limitation, which does not preclude the Distributor’s right to receive equipment profit margin.

G.	The Company has entered into an agreement with a number of service providers for the purpose of locating and recruiting investors. The consideration for these agreements is on a basis of success in recruitment only, at a rate of 2% to 5% of the gross investment amount that will be recorded as share issuance costs that will be deducted from the premium on shares.

H.	The Company has also entered into an agreement with a sales agent, pursuant to which the Company may offer and sell its Ordinary Shares, from time to time, to or through the Sales Agent - see Note 11A.

NOTE 13 - SUPPLEMENTRY FINANCIAL STATEMENT INFORMATION

A.	OTHER PAYABLES (U.S. dollars in thousands):

	December 31
	2025	2024
Employees and employee institutions	580	933
Expenses payable	712	275
Royalties payable	574	408
Advances from Baran	474	-
Other liabilities	18	16
	2,358	1,632

B.	REVENUES:

In 2025 the Company recognized revenue from thermal energy storage unit provided to a customer in Europe (100%).

In 2023, the Company recognized revenue from engineering services provided to customers in Europe (97%) and North America.

Revenue recognized that was included in the contract liability balance (deferred revenue) at the beginning of the years ended December 31, 2025 and 2024, and 2023 amounts to $387, $0 and $175 thousand, respectively.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - SUPPLEMENTRY FINANCIAL STATEMENT INFORMATION (cont.):

C.	COST OF REVENUES (U.S. dollars in thousands):

	Year ended December 31,
	2025	2024	2023
Salary and related expenses	-	-	393
Consultants and subcontractors	426	-	112
Write down of work-in-progress inventory to net realizable value	1,642	-	-
Expenditure on materials	5	-	1
Royalties	-	-	84
	2,073	-	590
Operating costs not attributed to projects (mainly salary and related expenses) *	1,523	985	965
	3,596	985	1,555

*	Cost and expenses relating to periods in which the plant did not operate in full capacity.

D.	RESEARCH AND DEVELOPMENT, NET (U.S. dollars in thousands):

	Year ended December 31,
	2025	2024	2023
Salary and related expenses	2,725	2,604	2,268
Consultants and subcontractors	290	342	388
Expenditure on materials	277	56	70
Depreciation and other	300	200	104
Office maintenance	368	387	440
	3,960	3,589	3,270
Less: Government Grants, see Note 2M	-	-	(92)
	3,960	3,589	3,178

E.	SELLING AND MARKETING (U.S. dollars in thousands):

	Year ended December 31,
	2025	2024	2023

Salary and related expenses	1,036	908	918
Office maintenance	35	38	35
Project Promotion	78	35	58
Consultants	11	96	87
Other	78	120	50
	1,238	1,197	1,148

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - SUPPLEMENTRY FINANCIAL STATEMENT INFORMATION (cont.):

F.	GENERAL AND ADMINISTRATIVE (U.S. dollars in thousands):

	Year ended December 31,
	2025	2024	2023

Salary and related expenses	2,557	2,082	2,134
Office maintenance	204	183	175
Consultants and insurance	1,453	1,889	1,778
Allowance for credit losses	-	289	380
Depreciation and other	118	114	170
	4,332	4,557	4,637

G.	OTHER INCOME (EXPENSES), NET

In 2024, include mainly the write-off of the remaining value of Rotem 1 remaining asset in the amount of $229 thousand (Note 7D).

H.	OTHER FINANCIAL INCOME (EXPENSES), NET (U.S. dollars in thousands):

Financial income (expenses):

	Year ended December 31
	2025	2024	2023
Interest income	75	215	161
Fair value adjustment of warrants	10	4,109	-
Warrants issuance costs	-	(473)	-
Exchange rate differences, Net	(738)	207	142
Bank fees	(17)	(24)	(12)
Other adjustment of royalty obligation	-	-	21
	(670)	4,034	312

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - SUPPLEMENTRY FINANCIAL STATEMENT INFORMATION (cont.):

I.	Loss per ordinary share:

Basic and diluted loss per share is computed as follows:

	Year ended December 31,
Numerator ($ in thousands):	2025	2024	2023
Net loss for the year, as reported	(13,905)	(6,772)	(9,648)
8% dividend on preferred shares	(84)	-	-
Deemed dividend for down-round adjustments:
- Preferred shares	(3,767)	-	-
- Warrants	(5,604)	-	-
The effect of change in terms of Series 3 warrants	-	-	(92)
Numerator for basic and diluted net loss per Ordinary Share - net loss attributable to shareholders	(23,360)	(6,772)	(9,740)
Denominator (Ordinary Shares in thousands)*
Weighted average number of shares outstanding during the year	370,124	132,265	55,338
Weighted average number of potential shares under prefunded warrants with token exercise price (“penny” warrants)	38,668	17,320	436
Denominator for basic and diluted loss per share - weighted number of Ordinary Shares	408,792	149,585	55,774

Basic and dilutive loss per Ordinary Share (in dollars)	(57.14)	(45.27)	(174.63)

*	Post reverse stock splits of shares - see Note 11A.

For the reported years, all ordinary shares underlying the conversion of preferred shares, options and warrants (except for “penny warrant”) have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

These include as of December 31, 2025: Share option and warrants exercisable to 1,976,652 Ordinary Shares that, as of December 31, 2025, have zero effect under the treasury stock method and Preferred shares and share options that are “in the money” exercisable to 1,190,966 Ordinary Shares. See also Note 15A.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - SEGMENT INFORMATION:

The Company operates in one operating and reportable segment, that is the sale or lease of bGenTM TES units, and/or the provision of energy generated therefrom and the provision of engineering or maintenance services for that purpose. The chief operating decision maker reviews financial information presented only on a consolidated basis and uses this information for purposes of allocating resources and evaluating financial performance. The Company defines the term “chief operating decision maker” to be its chief executive officer.

The significant segment expenses and other segment items that are provided to the CODM align with expense information that is included in the Company’s consolidated income statement and notes thereto.

The measure of segment assets is reported in the balance sheet as total consolidated assets. The Company’s long-lived assets are located in Israel.

NOTE 15 - SUBSEQUENT EVENTS:

A.	On February 13, 2026, under the SPA with Alpha, Alpha made subsequent fundings in the gross amount of $1,000 thousand, pursuant to which the Company issued 1,000 preferred shares with a stated value of $1,000 per share, convertible into 393,546 ordinary shares at a fixed conversion price of $2.541 per share, and ordinary warrants to purchase 343,407 ordinary shares at an exercise price of $2.912 per share. The warrants are exercisable upon issuance and will expire after five years. According to their terms, these warrants were classified as equity.

On March 11, 2026, under the SPA with Alpha, Alpha made subsequent fundings in the gross amount of $1,000 thousand, pursuant to which the Company issued 1,000 preferred shares with a stated value of $1,000 per share, convertible into 818,331 ordinary shares at a fixed conversion price of $1.222 per share, and ordinary warrants to purchase 343,407 ordinary shares at an exercise price of $2.912 per share. The warrants are exercisable upon issuance and will expire after five years. According to their terms, these warrants were classified as equity.

Consequently, and under the anti-dilution provisions in the agreement, the conversion ratio of all outstanding previously issued preferred shares were down adjusted to $1.222 per share, and the exercise price of all warrants issued under the agreement were down adjusted to $2.912 per share, with a corresponding increase in the number of ordinary shares underlying previously issued warrants from 1,755,129 to 2,902,714.

B.	See also Note 11A regarding a subsequent reverse split and Note 11B regarding subsequent conversion of Preferred shares.